As filed with the Securities and Exchange Commission on November 25, 2013

Registration No. 333-191320

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chrysler Group LLC

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3711 (Primary Standard Industrial Classification Code Number)	27-0187394 (IRS Employer Identification Number)

1000 Chrysler Drive

Auburn Hills, Michigan 48326

(248) 512-2950

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Marjorie H. Loeb, Esq.

Senior Vice President, General Counsel and Secretary

Chrysler Group LLC

1000 Chrysler Drive

Auburn Hills, Michigan 48326

(248) 512-2950

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Scott D. Miller, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	William P. Rogers, Jr., Esq. William V. Fogg, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:   As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934.

(Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Chrysler Group LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Immediately prior to the effectiveness of this registration statement, Chrysler Group LLC will be converted into a Delaware corporation, renamed Chrysler Group Corporation and undergo certain reorganization transactions described herein. Shares of the common stock, par value $0.001 per share, of Chrysler Group Corporation are being offered by the prospectus that forms a part of this registration statement.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED NOVEMBER 25, 2013.

                       Shares

Common Stock

This is an initial public offering of shares of common stock of Chrysler Group Corporation, which will be formed as the result of certain reorganization transactions described herein. See Our Structure and Company Conversion.

All of the shares of common stock included in this offering are being sold by the selling stockholder identified in this prospectus. We will not receive any of the proceeds from the sale of the shares sold in this offering. We will bear all of the offering expenses other than the underwriting discounts and commissions.

Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price per share to be between $         and $        . We intend to apply to list our common stock on the New York Stock Exchange under the symbol “CGC”.

Investing in our common stock involves risk. See Risk Factors beginning on page 26 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$

Proceeds, before expenses, to the selling stockholder	$	$

The selling stockholder has granted the underwriters the option to purchase up to an additional              shares at the initial public offering price less the underwriting discount. We will not receive any proceeds from the sale of any of the additional shares.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on                     , 2013.

J.P. Morgan		BofA Merrill Lynch

Barclays	Goldman, Sachs & Co.	Morgan Stanley	UBS Investment Bank

Prospectus dated                     , 2013.

We are responsible for the information contained in this prospectus and in any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to give you any other information, and take no responsibility for any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INDUSTRY DATA

In this prospectus, we include and refer to industry and market data obtained or derived from internal surveys, market research, publicly available information and industry publications. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although we believe that this information is reliable, we have not independently verified the data from third-party sources. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we believe the industry data presented in this prospectus is reliable, our estimates, in particular as they relate to market share and our future expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption Risk Factors.

In this prospectus, we refer to various different vehicle segments, including the A (mini), B (small), C (compact), D (mid-size) and E (full-size) segments. We derive these segments from industry practice and custom, although there is no official codification of vehicle segments in North America.

PRESENTATION OF RESULTS

In this prospectus, unless otherwise specified, the terms “we,” “our,” “us,” “Chrysler Group” and the “Company”:

(i)	following the date of the Company Conversion (as defined herein) discussed in Our Structure and Company Conversion, refer to Chrysler Group Corporation and its consolidated subsidiaries, or any one or more of them as the context may require;

(ii)	for the period from June 10, 2009 to the date of the Company Conversion, refer to Chrysler Group LLC and its consolidated subsidiaries, or any one or more of them as the context may require, which from May 25, 2011 was a consolidated subsidiary of Fiat North America LLC, or FNA LLC, which holds a 58.5 percent ownership interest in Chrysler Group as of the date of this prospectus; and

(iii)	for the period from August 4, 2007 through June 9, 2009, refer to Old Carco LLC (f/k/a Chrysler LLC) and its consolidated subsidiaries, or Old Carco, or any one or more of them as the context may require.

Solely with respect to information relating to financial results and related disclosures for the period from May 25, 2011 to the date of the Company Conversion, the terms “we,” “our,” “us,” “FNA” and the “Company” refer to FNA LLC and its consolidated subsidiaries (which, as described in (ii) above, are Chrysler Group LLC and its consolidated subsidiaries), or any one or more of them as the context may require. “Fiat” refers to Fiat S.p.A., a corporation organized under the laws of Italy, its consolidated subsidiaries (excluding FNA LLC and its consolidated subsidiaries) and entities it jointly controls, or any one or more of them as the context may require.

-ii-

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including (i) the Fiat North America LLC and consolidated subsidiaries audited consolidated financial statements as of December 31, 2012 and 2011 and for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011 (Successor as defined below under —Successor and Predecessor Presentation), the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 (Predecessor as defined below under —Successor and Predecessor Presentation), (ii) the Fiat North America LLC and consolidated subsidiaries condensed consolidated financial statements as of September 30, 2013 and the three and nine months ended September 30, 2013 and 2012, as well as (iii) the information set forth under the sections Risk Factors, Unaudited Pro Forma Condensed Consolidated Financial Information and Management’s Discussion and Analysis of Financial Condition and Results of Operations, in each case included in this prospectus.

This prospectus relates to an offering of common stock of Chrysler Group Corporation, a Delaware corporation, following certain reorganization transactions described herein that will occur immediately prior to the effectiveness of the registration statement of which this prospectus is a part, which we refer to as the Company Conversion. Refer to Our Structure and Company Conversion for additional information regarding these transactions.

In this prospectus, unless otherwise specified, the terms “we,” “our,” “us,” “Chrysler Group” and the “Company”:

(i)	following the date of the Company Conversion discussed in Our Structure and Company Conversion, refer to Chrysler Group Corporation and its consolidated subsidiaries, or any one or more of them as the context may require;

(ii)	for the period from June 10, 2009 to the date of the Company Conversion, refer to Chrysler Group LLC and its consolidated subsidiaries, or any one or more of them as the context may require, which from May 25, 2011 was a consolidated subsidiary of Fiat North America LLC, or FNA LLC, which holds a 58.5 percent ownership interest in Chrysler Group as of the date of this prospectus; and

(iii)	for the period from August 4, 2007 through June 9, 2009, refer to Old Carco LLC (f/k/a Chrysler LLC) and its consolidated subsidiaries, or Old Carco, or any one or more of them as the context may require.

Solely with respect to information relating to financial results and related disclosures for the period from May 25, 2011 to the date of the Company Conversion, the terms “we,” “our,” “us,” “FNA” and the “Company” refer to FNA LLC and its consolidated subsidiaries (which, as described in (ii) above, are Chrysler Group LLC and its consolidated subsidiaries), or any one or more of them as the context may require. “Fiat” refers to Fiat S.p.A., a corporation organized under the laws of Italy, its consolidated subsidiaries (excluding FNA LLC and its consolidated subsidiaries) and entities it jointly controls, or any one or more of them as the context may require.

Chrysler Group LLC was formed on April 28, 2009 as a Delaware limited liability company to complete the transactions contemplated by the Master Transaction Agreement dated April 30, 2009, among Chrysler Group, Fiat and Old Carco and certain of its subsidiaries, which was approved under section 363 of the U.S. Bankruptcy Code, or the 363 Transaction. On April 30, 2009, Old Carco and its principal domestic subsidiaries filed for bankruptcy protection. On June 10, 2009, Chrysler Group LLC completed the 363 Transaction and purchased the principal operating assets and assumed certain liabilities of Old Carco and its principal domestic subsidiaries, in addition to acquiring the equity of Old Carco’s principal foreign subsidiaries. As a result of the 363 Transaction, a new basis of accounting was created. As Chrysler Group LLC succeeded to substantially all of the business of Old Carco and as Chrysler Group LLC’s own operations before the succession were insignificant relative to Old Carco’s operations, Old Carco represents the Predecessor to Chrysler Group LLC for accounting and financial reporting purposes for periods prior to June 10, 2009.

Fiat North America LLC was formed on May 14, 2009 as a Delaware limited liability company and 100 percent owned indirect subsidiary of Fiat S.p.A., to hold Fiat’s ownership interest in Chrysler Group, a variable interest entity, or VIE. In connection with the closing of the 363 Transaction, Fiat contributed intellectual property rights, or Fiat IP, to FNA LLC that were contributed and licensed to Chrysler Group for its use in exchange for a 20.0 percent ownership interest in Chrysler Group.

Successor and Predecessor Presentation

Through a series of transactions and events, FNA LLC became the primary beneficiary of Chrysler Group on May 25, 2011. As a result, a new basis of accounting was created. As FNA LLC succeeded to substantially all of the business of Chrysler Group, and as FNA LLC’s own operations before the succession were insignificant relative to Chrysler Group’s operations, Chrysler Group represents the predecessor to FNA LLC for accounting and financial reporting purposes. As a result of the Company Conversion that will occur immediately prior to the effectiveness of the registration statement of which this prospectus is a part, which includes the merger of FNA LLC with and into Chrysler Group Corporation, with Chrysler Group Corporation surviving the merger, Chrysler Group Corporation will assume FNA’s accounting basis for financial reporting purposes and will be the successor to Chrysler Group LLC.

For accounting and financial reporting purposes, for the period from May 25, 2011 to the date of the Company Conversion discussed in Our Structure and Company Conversion, FNA is referred to as the “Successor.” For the period from June 10, 2009 to May 24, 2011, Chrysler Group is referred to as “Predecessor A.” For the period from January 1, 2008 to June 9, 2009, Old Carco is referred to as “Predecessor B.” As a result of the Company Conversion, Chrysler Group Corporation will assume FNA’s accounting basis for financial reporting purposes and will be the ultimate successor to Chrysler Group LLC.

Our Business

We design, engineer, manufacture, distribute and sell automobiles, which include passenger cars, utility vehicles (which include sport utility and crossover vehicles), minivans, trucks and commercial vans, under the Chrysler, Jeep, Dodge and Ram brands, as well as the SRT performance vehicle designation, and we sell our authentic service parts and accessories under the Mopar brand. We also sell separately-priced service contracts to customers and provide contract manufacturing services to other vehicle manufacturers, primarily Fiat. As part of our industrial alliance with Fiat, or the Fiat-Chrysler Alliance, we also manufacture certain Fiat-brand vehicles in Mexico, which are distributed by us throughout North America and select markets and sold to Fiat for distribution in other select markets. In addition, Fiat manufactures certain Fiat-brand vehicles for us, which we sell throughout North America. We sell our products through a network of approximately 2,600 dealers in the U.S. and through distributors and dealers around the world. Over the past four years, we have transformed our business through renewed brand focus, a streamlined distribution network, an improved cost structure, new management and dedication to designing and building a broadened portfolio of high quality vehicles. We believe that we have established a clear strategy for each of our brands and are reshaping our product lineup in a way that enhances our brands to be highly differentiated and responsive to consumer preferences. As part of this strategy, we have introduced more than 25 new or significantly refreshed vehicles since we began operations in mid-2009. We characterize a vehicle as “new” if its platform is significantly different from the platform used in the prior model year and/or has had a full exterior renewal. We characterize a vehicle as “significantly refreshed” if it continues its previous platform but has extensive changes or upgrades from the prior model. Our vehicles and service parts and accessories are sold primarily in North America. Over the past three years, the U.S. has been the fastest growing developed vehicle market in the world, and during that span, we have been one of the fastest growing automakers in the U.S., as measured by growth in market share. However, the rate of growth in our North American market share has slowed during 2013 due in part to our product transitions, and while North American demand for vehicles has steadily increased from 2010, that increase may be partially attributable to the increased average age of vehicles on the road following the sustained downturn from 2008 to 2010 and subsequent recovery.

In addition to the U.S., we are working with Fiat to explore manufacturing and distribution opportunities to drive future growth in key emerging markets, such as China, Brazil and India. For the twelve months ended September 30, 2013, we shipped 2.4 million vehicles worldwide, generating approximately $68.1 billion in net revenue, $1.7 billion in net income and $5.5 billion in Modified EBITDA. See —Summary Selected Historical Consolidated Financial and Other Data for a reconciliation of Net Income to Modified EBITDA and Management’s Discussion and Analysis of Financial Condition and Results of Operations —Non-GAAP Financial Measures for a description of Modified EBITDA.

We believe that the Fiat-Chrysler Alliance has enabled us to accelerate our positive transformation. Through continued operational integration and sharing of best practices across the organizations, we are realizing significant ongoing operating and commercial synergies that enable us to capture the benefits from a substantially greater combined scale. These benefits include access to, and joint development and sharing of, new vehicle platforms and powertrain technologies which substantially reduce our time-to-market for these vehicles and the associated development costs. The Fiat-Chrysler Alliance provides us access to smaller, more fuel-efficient vehicles and technologies for vehicle segments where we have been historically underrepresented. Under the Fiat-Chrysler Alliance, we launched our first ever mini and small car segment vehicles with the Fiat 500 and the all-new 500L in 2011 and 2013, respectively. We re-entered the compact sedan segment with the launch of the Dodge Dart in 2012 and we launched the all-new 2014 Jeep Cherokee, both of which are based on the Compact U.S. Wide, or CUSW, platform that we co-developed with Fiat based on a Fiat platform. In 2014, we expect to launch our first ever sport utility vehicle, or SUV, in the small vehicle market, or B-segment, which will also be based on a jointly-developed platform, which we call the Small Wide platform. We have moved rapidly to operationally integrate our respective companies in order to capitalize on the considerable potential the Fiat-Chrysler Alliance creates.

The success of our product strategy is evidenced by our substantial increase in market share, reduced reliance on sales incentives and more than 195 and 200 product awards received in 2013 (through November 14, 2013) and 2012, respectively. Our U.S. market share increased to 11.2 percent for 2012 from 8.8 percent for 2009. Our average retail sales incentives for our vehicle portfolio in the U.S. have continued to decrease since we began operations in mid-2009. Furthermore, certain of our products have earned key industry press accolades, including: Motor Trend’s 2013 Truck of the Year; 2010–2012 Ward’s Auto 10 Best Engines; Consumers Digest Best Buy; Truck of Texas; IIHS Top Safety Pick; 4x4 of the Year; J.D. Power 2013 U.S. Initial Quality Study SM (IQS) Highest Ranked Minivan; 2012 Kelley Blue Book’s kbb.com award for 10 Best Family Cars; and 2013 Kelley Blue Book’s kbb.com award for 10 Coolest New Cars under $18,000. In addition, we continue to reduce our reliance on fleet sales, which historically have been less profitable for us than sales to retail customers. Our fleet sales as a percentage of total U.S. vehicle sales fell from 36 percent in 2010 to 26 percent in 2012 and to 23 percent for the nine months ended September 30, 2013. Furthermore, as we continue to enhance our product lineup, we are targeting to shift our fleet sales from the long-term daily rental market, which represented approximately 81 percent and 76 percent for 2010 and 2012, respectively, to more profitable fleet channels, such as government and commercial sales, which together represented 19 percent and 24 percent of fleet sales for 2010 and 2012, respectively. See Business —Fleet Sales and Deliveries.

As part of our transformation and the Fiat-Chrysler Alliance, we began to implement World Class Manufacturing, or WCM, principles to improve worker efficiency, productivity, safety and vehicle quality. WCM is an integrated model for the complete organization of a factory, from environmental management and occupational safety to maintenance and logistics, with particular focus on eliminating waste from all processes. We have invested approximately $680 million in our manufacturing plants since we began operations in 2009 to improve the infrastructure, efficiency and quality of our production systems. This investment, which was incremental to the investments we made for our new model launches, is part of our continued effort to apply WCM principles to our manufacturing operations. Our significant quality improvement has resulted in a reduction in the number of reported problems for our Chrysler, Jeep, Dodge and Ram brand vehicles from 2009 to 2012. In addition, due to improved reliability, our U.S. warranty claim rate, which we measure by conditions per 1,000 vehicles for vehicles that have been in service for three months, has fallen by over 21 percent from the time we began operations in mid-2009 to September 2013. This measurement considers the number of claims made per 1,000 vehicles and is a non-financial metric used by management to gauge customer sentiments on vehicle quality and satisfaction. Our continuing commitment to vehicle quality is essential in order to keep pace with consumer demands for improved vehicle quality.

Because we depend on the Fiat-Chrysler Alliance, we may be exposed to adverse developments in the alliance. Fiat has stated that it believes a publicly-traded Chrysler Group will prevent or delay the full realization of the benefits of the Fiat-Chrysler Alliance, and it has informed us that it is evaluating the various potential impacts that our initial public offering may have on its views of the Fiat-Chrysler Alliance, and whether or not to continue expanding the Fiat-Chrysler Alliance. Additionally, Fiat may terminate the master industrial agreement, the contractual basis for our alliance, and related ancillary agreements at any time on 120 days’ prior written notice and without stockholder approval. For a description of the master industrial agreement, see Certain Relationships and Related Party Transactions —Transactions with Fiat under the Fiat-Chrysler Alliance.

See Risk Factors —Risks Related to our Business —We depend on the Fiat-Chrysler Alliance to provide new vehicle platforms and powertrain technologies, additional scale, global distribution and management resources that are critical to our viability and success and —Meeting our objective of increasing our vehicle sales outside North America is largely dependent upon access to Fiat’s network of distribution arrangements, manufacturing capacity and local alliance partners for a discussion of critical risks related to the Fiat-Chrysler Alliance.

Our Competitive Strengths

Our New and Refreshed Product Lineup

As part of our transformation, we have extensively renewed our product lineup with the introduction of over 25 new or significantly refreshed vehicles since we began operations in mid-2009. We characterize a vehicle as “new” if its platform is significantly different from the platform used in the prior model year and/or has had a full exterior renewal. We characterize a vehicle as “significantly refreshed” if it continues its previous platform but has extensive changes or upgrades from the prior model year. We believe our new and refreshed product lineup reflects a renewed commitment to designing and building a portfolio of vehicles in response to consumer demands for improved styling, driving experience, reliability, safety and fuel efficiency. We have increased our annual net research and development expenditures by over 50 percent to $2.3 billion in 2012 as compared to 2010, as part of our efforts to significantly revitalize our product lineup. However, we believe these total expenditures would have been significantly higher, with less assurance of success, had we not had access to Fiat technology and engaged in joint development activities.

We believe our product lineup demonstrates tangible improvements in quality which have helped drive increased sales. Driven by this improved product lineup, through October 31, 2013 we experienced 43 consecutive months of year-over-year U.S. sales gains. We also recorded the second highest retail share gain in the U.S. automotive market for the nine months ended September 30, 2013, exceeding the growth in U.S. automotive industry volumes. Our Jeep lineup continues to deliver strong sales results with its refreshed products and renewed brand equity. In 2012, Jeep set an all-time global sales record for the brand with total sales in excess of 700 thousand vehicles, representing a 19 percent increase over 2011. Our refreshed models of the Jeep Grand Cherokee (the most awarded SUV ever), Dodge Durango and Ram 1500, all use an 8-speed transmission, which is a segment exclusive for trucks. The 8-speed transmission, which is also used in the Chrysler 300 and the Dodge Charger, provides enhanced vehicle performance together with a smoother ride and a more than 10 percent improvement in fuel economy over most of its 5- and 6-speed predecessors. Also, the 2013 Ram 1500 is the first full-size pick-up to achieve a U.S. Environmental Protection Agency, or EPA, rated fuel economy of 25 miles per gallon on the highway.

We are also enhancing our customers’ driving experience with our advanced powertrain technologies which improve fuel efficiency and performance. Our product portfolio is designed to meet increasingly stringent regulatory standards for fuel economy and emissions. The fuel economy of our entire fleet has increased by six percent from 2009 to 2012, with our passenger cars, on average, increasing nearly 11 percent in the same time period. For example, the all-new 2014 Jeep Cherokee, which we began shipping to dealers in late October 2013, contains the first application of the 3.2L downsized Pentastar V-6, the first 9-speed transmission in the segment and the first full four wheel drive disconnect in the industry for front wheel drive based platforms. This four wheel drive disconnect feature allows the vehicle to automatically switch to the more fuel-efficient front wheel drive mode. As a result, the all-new 2014 Jeep Cherokee provides an over 30 percent improvement in fuel economy over the Jeep Liberty, which it replaced. In addition, we intend to launch diesel versions of the Jeep Grand Cherokee in North America in late 2013 and Ram 1500 in North America in the first quarter of 2014.

Benefits from Established Fiat-Chrysler Alliance

The Fiat-Chrysler Alliance has been fundamental to our positive transformation, delivering a number of immediate and ongoing benefits while facilitating incremental efficiencies that position us for substantially greater long-term profitability. Our management structure leverages the expertise of Fiat and Chrysler Group personnel, which we believe provides us with a highly-qualified management team that has fostered collaboration between the two companies and enabled the continued exchange of best practices and strengths. Together with Fiat, we jointly develop certain new products and vehicle platforms, and we increasingly utilize common vehicle platforms, technologies and components to reduce the substantial costs associated with independent design and procurement. The convergence of our vehicle platforms with Fiat will enable us to optimize production capacity and manufacturing flexibility by allowing us to produce vehicles in various locations throughout the world. Additionally, it shortens the time-to-market and improves quality and reliability by using existing and/or commonly validated technology. Furthermore, Fiat’s leading capabilities in small cars complement our historic strength in large cars, SUVs and light-duty trucks, which have enabled us to broaden our product portfolio more rapidly and at a much lower total investment. We believe our joint engineering and development cooperation has resulted in cost savings for us and we expect more savings to be generated in the future from ever increasing integration and higher vehicle sales volumes. We have also been able to reduce costs through the integration of our purchasing function. Our purchasing function realized minimal cost savings in 2010 and 2011. However, management estimates that increased procurement integration with Fiat contributed significantly to creating approximately $450 million in cost savings for us in 2012, which was slightly lower than envisioned by our 2010-2014 Business Plan.

We realize these substantial joint procurement savings opportunities, in large part, through leveraging the volume of goods and services purchased by Fiat and us on an annual basis. In 2012, our combined annual purchasing power with Fiat was approximately $96 billion. Furthermore, in 2012, we had approximately 55 percent of our suppliers in common with Fiat based on annual spend. We believe this synergy enables us to seek more competitive bids for new supply contracts, drive common solutions and achieve lower total cost. However, if Fiat decides not to expand the Fiat-Chrysler Alliance, future joint procurement opportunities may suffer. See Risk Factors —Risks Related to our Business —We depend on the Fiat-Chrysler Alliance to provide new vehicle platforms and powertrain technologies, additional scale, global distribution and management resources that are critical to our viability and success.

Significant Improvement in Operating Performance

Our progress in implementing our business plan delivered significantly improved operating and financial performance in line with the targets we set for ourselves and announced on November 4, 2009. Our Modified Operating Profit for the twelve months ended September 30, 2013 was approximately $2.8 billion, representing a margin of 4.1 percent, an improvement of 230 basis points from 2010. Our margins were 4.4 percent, 3.6 percent and 1.8 percent for 2012, 2011 on an unaudited pro forma basis and 2010, respectively. See —Summary Selected Historical Consolidated Financial and Other Data for a reconciliation of Net Income to Modified Operating

Profit, Management’s Discussion and Analysis of Financial Condition and Results of Operations —Non-GAAP Financial Measures for a description and the calculation of Modified Operating Profit and Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the unaudited pro forma financial information. This improvement is primarily due to our enhanced product portfolio, which has driven increased sales volumes and average retail transaction prices. As a result of implementing WCM, our manufacturing operations have achieved a 19 percent increase in first time vehicle assembly quality from the third quarter of 2009 to the third quarter of 2013. First time vehicle assembly quality is a measure of the number of defect-free vehicles at the end of each of seven stages of production of a vehicle. Our first time vehicle assembly quality rate increased 2.6 percent from 2011 to 2012. Furthermore, we continue to benefit from the more flexible workforce cost structure achieved in cooperation with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, or the UAW, and Unifor (which resulted from the merger of the National Automobile, Aerospace, Transportation and General Workers Union of Canada, or the CAW, and the Communications, Energy and Paperworkers Union in September 2013), which allows us to be more competitive with transplant automotive manufacturers.

We believe the enhancements to our product portfolio improve our competitive position and provide us an opportunity to strategically price our products in order to increase market share, while at the same time improving operating margins and reducing risk during periods of declining vehicle sales.

Well Positioned to Capitalize on Attractive U.S. Industry Fundamentals

The U.S. automotive market is in the midst of what many industry analysts expect to be a period of sustained recovery following industry sales reaching their low in 2009. Both macroeconomic factors, such as growth in per capita disposable income and improved consumer confidence, and automotive-specific factors, such as an increasing age of the vehicle population, increased availability and lower interest rates for new vehicle financing and higher average used vehicle prices, have contributed to the recovery. With vehicle sales in North America accounting for approximately 90 percent of our vehicle sales for the first nine months of 2013 and full year 2012, we are exposed to any deterioration in the market for vehicle sales in North America, although we expect to benefit from continued growth that we anticipate in the U.S. automotive market. See Risk Factors —Risks Related to our Business —Economic weakness, including elevated unemployment levels, has at times adversely affected our business, particularly in our principal market, North America. If economic conditions do not continue to improve, or if they weaken, or if unemployment levels do not improve at the same pace as general economic conditions, our results of operations could be negatively affected. Additionally, North American demand for vehicles has steadily increased from 2010; however, that increase may be partially attributable to the average age of vehicles on the road following the sustained downturn from 2007 to 2010 and historically low industry sales in 2011. To the extent the increase in vehicle demand is attributable to pent-up demand rather than overall economic growth, future vehicle sales may lag behind improvements in general economic conditions or employment levels and Management’s Discussion and Analysis of Financial Condition and Results of Operations —Trends, Uncertainties and Opportunities —Rate of U.S. Economic Recovery.

We believe our strong position in pick-up trucks, which represented approximately 17 percent of our U.S. vehicle sales in 2012 and 19 percent of our U.S. vehicle sales in the first nine months of 2013, will continue to drive incremental growth. The refreshed Ram product lineup has increased market share and sales each year since 2010, and we expect to capture additional growth as the U.S. housing market improves, which tends to drive demand for trucks. Further, Jeep is a globally recognized brand focused on the SUV market. In each of 2010, 2011 and 2012, sales of Jeep vehicles have grown at rates higher than the industry averages in many markets throughout the world where Jeep vehicles are sold. We expect this brand to continue to grow with the introduction of the all-new 2014 Jeep Cherokee as well as a B-segment SUV to be launched in 2014. The Dodge and Chrysler brands’ return to the compact and mid-size sedan segments, respectively, with competitive products also represents an opportunity for us to drive future growth while continuing to occupy a strong position in the minivan segment.

Revitalized, Profitable and Consolidated Dealership Network

We maintain a strong network of dealers throughout North America and in select markets internationally. As part of the 363 Transaction, we optimized our U.S. distribution network by reducing the number of Chrysler, Jeep, Dodge and Ram dealers in our U.S. dealer network by approximately 28 percent. These reductions have enabled our U.S. dealer network to deliver a superior customer experience at increased volumes through enhanced customer service and updated stores. Since we began operations in mid-2009, our U.S. Chrysler, Jeep, Dodge and Ram dealers have invested or committed to invest over $750 million as of September 30, 2013 in new and renovated facilities to revitalize their image and improve the customer experience. As of September 30, 2013, approximately 90 percent of our U.S. dealers reported to us that they were profitable. This represents a substantial increase from 2009 when only 70 percent were profitable. Together with the much improved product offerings, we believe this increase in profitability is in part due to the optimization of our dealer networks and consolidation of our Chrysler, Jeep, Dodge and Ram brands under one roof, which 91 percent of our U.S. Chrysler, Jeep, Dodge and Ram dealers had done as of September 30, 2013. The benefits of consolidation for our dealers include increased profit potential and franchise value and improved owner/operator investment returns. At the same time, we achieve higher throughput, enhanced profits and the marketing benefits of more attractive dealer showrooms.

Strategically Important Aftermarket Parts, Service and Customer Care

Under the Mopar brand name, we sell a comprehensive line of aftermarket parts and provide service and customer care, which we believe enhances customer loyalty. We believe that our customers’ future vehicle buying decisions and brand loyalty are significantly influenced by their experience with post-sale service, replacement parts and accessories. Together with Fiat, we continue to employ Mopar’s capabilities on a global basis to ensure the coordinated development and sale of common parts, diagnostic equipment and service tools. There are currently over 70 million Chrysler Group and Fiat vehicles on the road worldwide, with over 13 million Chrysler, Jeep, Dodge, Ram and Fiat vehicles under nine years old currently being operated in the U.S. that provide a strong base for the demand of our Mopar parts and service contracts. We currently offer Mopar service contracts throughout North America, the Middle East, Southeast Asia, East Asia, South Africa and Australia. We are in the process of expanding our sale of Mopar service contracts throughout the world. Mopar currently oversees 50 parts distribution centers supporting both Chrysler Group and Fiat operations, including an extensive footprint of 20 parts distribution centers in North America.

Strong Leadership Team and Reinvigorated Corporate Culture

Our core management team was formed by drawing experienced leaders from both Chrysler and Fiat. We are led by Sergio Marchionne, who serves as our Chairman and Chief Executive Officer and Fiat’s CEO. Mr. Marchionne joined Fiat’s board of directors in 2003, became CEO of Fiat in 2004 and CEO of Fiat Group Automobiles S.p.A. in 2005, spearheading Fiat’s return to profitability in the first year of his leadership. During his time at Fiat, Mr. Marchionne has led a number of new product launches, overseeing a leadership team that has improved vehicle quality, reduced the reliance on sales incentives and improved manufacturing efficiency, while navigating Fiat through significant challenges, including recent declines in automobile sales in Europe, including in Fiat’s home market in Italy. For instance, under Mr. Marchionne’s leadership, in 2007, Fiat launched a new version of the Fiat Cinquecento (500), which won the prestigious European Car of the Year award in 2008. We believe this experience is particularly valuable as we focus efforts on developing vehicles in the mini and small car segments. Since we began operations in mid-2009, and under the leadership of Mr. Marchionne, we believe we have transformed our corporate culture by reinforcing certain key principles and behaviors, including developing individual leaders, empowering decision-making, encouraging competition and fostering meritocracy. We believe these changes have meaningfully enhanced the speed of decision-making and improved our customer focus particularly in light of the flatter management structure implemented by Mr. Marchionne. In addition, we believe we have implemented numerous management process improvements that have facilitated greater collaboration both within Chrysler Group, as well as with Fiat and our dealers and suppliers. Our Chief Executive Officer, along with our Chief Financial Officer and certain of our brand and industrial group heads, serve on the Fiat executive management committee (the Group Executive Council, or GEC) formed to oversee and enhance the operational integration of all Fiat interests, including Chrysler Group. Drawing leaders from both Chrysler Group and Fiat, we believe the GEC has helped both parties to maximize the benefits of the Fiat-Chrysler Alliance. Nonetheless, we continue to independently govern our business decisions to enhance our value under the oversight of our board of directors. However, we do not have a specified allocation of required time and attention for Mr. Marchionne, our Chief Financial Officer or certain other members of management. For a discussion of certain risks and potential conflicts related to our leadership team, see Risk Factors —Risks Related to our Business —Certain of our executive officers and employees serve in similar roles for Fiat, which may result in conflicts of interest for our management and Description of Capital Stock —Limitation of Liability and Indemnification of Directors and Officers.

Our Strategy

Broaden Our Product Portfolio

We intend to continue to broaden our product portfolio to better address consumer demands in segments in which we are currently underrepresented, such as small and compact vehicles and mid-size commercial vans. We plan to launch products that reflect our focus on improved styling, driving experience, quality, reliability, safety and fuel economy. We expect our sales of smaller vehicles with smaller engines, particularly 4-cylinder engines, to substantially increase and sales of vehicles with larger displacement engines as a portion of our total sales to start to decline over time. Our strategy aims to meet consumer needs as well as to comply with increasingly stringent fuel economy regulations. With the Dodge Dart we re-entered the compact sedan segment, adding a Fiat-designed powertrain and delivering an EPA-rated fuel economy of up to 41 highway miles per gallon. Further, we are investing heavily in alternative fuel powertrains to ensure we have a complete product lineup to satisfy consumer and regulatory demands. As part of the Fiat-Chrysler Alliance, we have exclusive distribution rights for Alfa Romeo brand vehicles and service parts in North America. In 2011, we began distributing Alfa Romeo vehicles and service parts in Mexico, and we expect to sell Alfa Romeo vehicles in the U.S. and Canada, which will represent our entry into the premium vehicle market.

Continue to Improve Our Product Quality

While our total quality metrics have improved since we began operations, we are committed to continually improving quality. We have invested over $100 million in new quality tools since we began operations in mid-2009. In 2012, we invested approximately $31 million in new quality tools. Due to improved reliability, our U.S. warranty claim rate, which we measure by conditions per 1,000 vehicles for vehicles that have been in service for three months, has fallen by over 21 percent from the time we began operations in mid-2009 to September 2013. This measurement considers the number of claims made per 1,000 vehicles and is a non-financial metric used by management to gauge customer sentiments on vehicle quality and satisfaction. We plan to increase the volume of vehicles from global architectures common with Fiat to more than 44 percent of our total volumes in 2016, which will enable us to concentrate our product portfolio on a base of strong and validated existing technology, which we believe will further reduce warranty claims and drive improvements in quality metrics. In 2012, six percent of our total volumes were from common global architectures. Our WCM initiatives will remain an important part of quality improvement, as WCM initiatives allow us to detect and repair defects more easily. We currently have four manufacturing facilities that have achieved Bronze-level WCM certification and anticipate as many as 20 manufacturing facilities reaching that level or higher in 2015. WCM certifications are awarded by WCM Association, a non-profit organization dedicated to developing superior manufacturing standards. The Bronze-level WCM certification is awarded after earning a specified level in 10 technical and 10 managerial criteria by demonstrating clear WCM mastery and competence in external evaluations.

Our customer surveys indicate that these improvements have already increased Chrysler Group vehicle owners’ satisfaction with our products and their willingness to recommend our brands to their friends and families. In addition, many of our vehicles have ranked near the top of third-party surveys of consumer satisfaction. We are committed to continuing to invest in a portfolio of technologies and processes to further enhance the quality of our products.

Further Develop Our Differentiated Brands

In mid-2009, we began a multi-year campaign to strengthen and differentiate our Chrysler, Jeep and Dodge brands, to develop Ram as a separate brand, to utilize SRT as a performance vehicle designation and to reintroduce the Fiat brand in the U.S. and Canadian markets. Additionally, we expect to sell Alfa Romeo brand vehicles in the U.S. and Canada to offer a premium branded product. We will seek to differentiate our brands by continuing to refine unique brand attributes, developing differentiated products at appropriate price points that reflect those attributes and investing in targeted marketing efforts to communicate those attributes to consumers. This strategy is already improving our financial performance through increased sales and decreased dependence on sales incentives.

By more clearly differentiating our brands and designing vehicles with a sharp focus on a particular brand’s identity, we believe we will more effectively penetrate each brand’s target markets while limiting harmful competition in the marketplace among our brands and products. We are also implementing a strategy to refine the position of each brand and to expand our overall footprint so that our vehicles will appeal to a broader range of consumer segments and better resonate with our target consumer groups.

Enhance Our Product Technology

In order to achieve future regulatory emissions, fuel economy and safety requirements and satisfy consumer demand for driving performance, enhanced technologies and connectivity, we will continue to invest in new and differentiated technology. Our technology strategy is a key element in our ability to increase average retail transaction prices and enhance our overall profitability. As we increase the value proposition of our products through enhanced styling and the appropriate level of content and technology sought by consumers, we expect our average selling prices and margins will continue to increase.

We are focused on delivering improved fuel efficiency and reduced emissions through smaller and optimized engines. Our engine mix is intentionally moving toward smaller, 4-cylinder engines. In 2012, 26 percent of our vehicles incorporated a 4-cylinder engine, as compared to 24 percent in 2011 and 19 percent in 2010. For the Fiat 500, we manufacture the 1.4L 4-cylinder Fiat Fully Integrated Robotised Engine, or FIRE engine, which added a fuel-efficient small engine to our portfolio. We continue to invest in improving the rest of our engine lineup, including our highly awarded Pentastar V-6 engine, which features a lightweight aluminum block with variable valve timing that improves fuel efficiency over its pre-2010 predecessor engines. We are also investing in alternative fuel powertrains to ensure we are able to provide a broad range of vehicles that are fuel efficient with low emissions and operating costs. In late 2013, we plan to introduce a Jeep Grand Cherokee powered by a diesel engine in North America. We also intend to introduce a diesel engine in North America in a Ram 1500 in the first quarter of 2014. We expect that both applications will deliver best-in-class highway fuel economy and driving range with the lowest carbon dioxide emissions in the respective segments. We are producing vehicles that utilize compressed natural gas and are exploring use of other alternative fuel sources. Ram is the only brand in North America to offer a factory-built pick-up truck powered by compressed natural gas.

We are developing technologies to improve the fuel economy and driving performance of our vehicles through the use of advanced transmissions and axles. We are the first domestic automaker to offer 8-speed transmissions in the non-luxury full-size sedan, SUV and truck segments, and to offer 9-speed transmissions in any segment. The 8-speed transmission reduces fuel consumption by up to 12 percent over most of our current 5- and 6-speed transmissions. The 8-speed transmission was introduced in 2011 in the Chrysler 300 and Dodge Charger and in

2013 in the Jeep Grand Cherokee, Dodge Durango and Ram 1500, and we ultimately plan to use the 8-speed transmission in all of our rear-wheel drive vehicles except the heavy-duty version of the Ram truck and the all-new SRT Viper. The 9-speed front-wheel drive transmission was introduced in 2013 in the all-new 2014 Jeep Cherokee, which we began shipping to dealers in late October 2013. We plan to use the transmission in other future vehicles.

To fulfill consumer demand for increasingly advanced integrated consumer technology and connectivity in our vehicles, we are investing in new product offerings. Our most recent introduction is our third generation flexible Uconnect system, known as Uconnect Access, which provides our customers access to traditional broadcast media, digital radio, satellite broadcasts, personal content and rear seat entertainment, navigation services, traffic and travel data and hands-free communications. The system builds upon our second generation product that was awarded the Edmunds.com Breakthrough Technology Award for 2012 for its use in the Dodge Charger. Uconnect Access is being incorporated into the new Ram 1500, the all-new SRT Viper and the new Jeep Grand Cherokee and is designed to be leveraged across our entire vehicle lineup and easily upgraded in the future. This platform can be personalized to serve the needs of consumers with varying degrees of technical needs and can be loaded with Chrysler Group-certified applications similar to those on smartphones and tablets. We were the first in the industry to migrate the content of owner’s manuals onto smartphone apps, which improved electronic information accessibility for customers and reduced environmental impact by reducing paper printing. We also incorporated the first cloud-based voice texting services offered by a domestic automaker. Uconnect Access received the first ever “Technology of the Year” award from AOL Autos.

Continue to Leverage the Fiat-Chrysler Alliance to Improve our Operating Efficiency

The Fiat-Chrysler Alliance provides us with a number of short and long-term benefits, including access to new vehicle platforms and powertrain technologies, particularly in smaller, more fuel-efficient segments where we have historically been underrepresented. For instance, we have focused our efforts on entering the mini and small vehicle market, or A- and B-segments, with the launch of the Fiat 500 and the all-new Fiat 500L. In addition, we continue to be focused on the commercial vehicle consumer and in the third quarter of 2013, we launched production of the all-new Ram ProMaster, our all-new full-size commercial van. The all-new Ram ProMaster will put us into the expanding, purpose-built, full-size van segment with best-in-class fuel economy, cargo capacity and payload. Coming from a strong background of commercial vehicles produced by Fiat Professional, the all-new Ram ProMaster is based on the Fiat Professional Ducato light commercial vehicle, which has been in production for over 30 years.

Increased use of common vehicle platforms, systems and components, along with further manufacturing, procurement, tooling and engineering operational integrations, are expected to continue to deliver substantial cost reductions. By sharing platforms, we and Fiat not only save on development costs (which may be as much as $300 million for a new platform), but we will also be able to provide contract manufacturing services to one another more easily, potentially further improving manufacturing capacity utilization rates and enabling us to reduce capital investments in new manufacturing capacity. We intend to use the CUSW and the Small Wide platforms, each co-developed with Fiat, on almost all of our future B-, C- and D-segment (small, compact and mid-size) vehicles. We plan to reduce the total number of passenger car and SUV vehicle platforms from 11 in 2010 to nine by the end of 2014, three of which we will share with Fiat, while increasing the number of vehicle segments addressed with these platforms from four to six, which we expect will result in significant growth in our average models per architecture and the aggregate volume per architecture. We also plan to continue leveraging our combined purchasing power with Fiat to yield preferred pricing and supply terms, as well as gain access to the latest technology and innovations.

Because we depend on the Fiat-Chrysler Alliance, we may be exposed to decisions by our alliance partner, Fiat, that are adverse to our interests. Fiat has stated that it believes a publicly-traded Chrysler Group will prevent or delay the full realization of the benefits of the Fiat-Chrysler Alliance, and it has informed us that it is evaluating the various potential impacts that our initial public offering may have on its views of the Fiat-Chrysler Alliance, and whether or not to continue expanding the Fiat-Chrysler Alliance. See Risk Factors —Risks Related to our Business —Fiat has indicated that following this offering it may not continue expansion of the Fiat-Chrysler Alliance beyond Fiat’s existing contractual commitments, which could have a material adverse effect on our business, financial condition and results of operations.

Expand our Sales in Markets Outside North America

We will continue to partner with Fiat to efficiently distribute our products internationally where Fiat has a stronger presence than us or has existing relationships with dealers and distributors. Leveraging Fiat’s distribution network reduces the investment and time required if we were to develop the opportunities on our own. In certain markets outside North America, Fiat will distribute vehicles, either under our brands or rebadged under Fiat brands. We are also exploring opportunities for the expansion of the sale of our vehicles and service parts in key emerging markets, such as China, Brazil and India. Our longer-term strategy includes further leveraging of Fiat’s distribution and manufacturing capacity in these markets to establish or expand local manufacturing and further expand distribution activities in these markets. However, our ability to do so depends on Fiat’s willingness to make such assets and resources available to us in these markets, as well as our ability to overcome our lack of experience operating in these markets and to address specific challenges in these markets, such as decisions by Brazil and Argentina to terminate their respective free trade agreements with Mexico and impose import quotas, lower local demand and slowing economic growth in each country. See Risk Factors —Risk Related to our Business —Meeting our objective of increasing our vehicle sales outside North America is largely dependent upon access to Fiat’s network of distribution arrangements, manufacturing capacity and local alliance partners and —We may not be successful in increasing our vehicle sales outside of North America, and if we do increase our vehicle sales outside of North America we will be exposed to additional risks of operating in different regions and countries.

Drive Additional Growth with the Support of SCUSA

In February 2013, we entered into a private-label financing agreement, or the SCUSA Agreement, with Santander Consumer USA. Inc., or SCUSA, an affiliate of Banco Santander. The new financing arrangement launched on May 1, 2013. Under the arrangement, SCUSA provides a wide range of wholesale and retail financing services to our dealers and retail customers, under the Chrysler Capital brand name. We believe that this strategy provides enhanced access to all levels of financing for our dealers and retail customers. We believe SCUSA provides access to competitive financing alternatives with limited capital exposure by delivering seamless dealer and customer financing capabilities, based on low cost funding, without the substantial capital commitments that would be required for us to establish our own captive finance company. Furthermore, SCUSA manages the credit risks and bears the risk of loss on loans contemplated by the SCUSA Agreement. The parties share in any residual gains and losses in respect of consumer leases, subject to specific provisions in the SCUSA Agreement, including limitations on our participation in gains and losses. SCUSA has committed to certain revenue sharing arrangements, as well as to consider future revenue sharing opportunities. We believe our arrangement with SCUSA allows us to address some of the detriments associated with our lack of a captive finance company. Most of our competitors have captive finance companies which may allow them to directly manage financing programs to enhance vehicle sales and maximize profitability for vehicle sales and financing services on an aggregate basis.

In September 2013, Ally Financial Inc., or Ally, our previous financing partner, filed a lawsuit against SCUSA alleging breaches of copyright and misappropriation of trade secrets in connection with SCUSA’s provision of financing solutions to our dealers and their customers under its arrangement with us. See Risk Factors —Risks Related to our Business —Availability of adequate financing on competitive terms for our dealers and consumers is critical to our success. Our lack of a captive finance company could place us at a competitive disadvantage to other automakers that may be able to offer consumers and dealers financing and leasing on better terms than our customers and dealers are able to obtain. In lieu of a captive finance company, we will depend on our relationship with SCUSA to supply a significant percentage of this financing, and we continue to depend on our former partner, Ally, as we transition to the new SCUSA relationship.

Our Industry

Designing, engineering, manufacturing and selling vehicles requires significant investments in product design, engineering, research and development, technology, tooling, machinery and equipment, facilities and marketing in order to meet both consumer preferences and regulatory requirements. Automotive original equipment manufacturers, or OEMs, are able to benefit from economies of scale by leveraging their investments and activities on a global basis across brands and models. The automotive industry is also historically highly cyclical, and like most industries, is impacted by changes in the general economic environment. Automotive OEMs that have a diversified revenue base across regions and products, in addition to having access to capital, tend to be better positioned to withstand industry downturns and to benefit from industry growth.

Recovering from the global recession, the U.S. automotive industry has shown steady improvement after facing a sharp decline in demand in 2008 and 2009. The U.S. seasonally adjusted annualized selling rate, or SAAR, including medium- and heavy-duty vehicles increased from 10.6 million in 2009 to 14.8 million in 2012, a growth of approximately 39 percent. Both macroeconomic factors, such as growth in per capita disposable income and improved consumer confidence, and automotive specific factors, such as an increasing age of vehicles in operation, improved consumer access to affordably priced financing and higher prices of used vehicles, contributed to the strong recovery.

Despite the recent improvement, the 2012 U.S. industry sales volume of 14.8 million of light-, medium- and heavy-duty vehicles is still well below the pre-financial crisis level of 17.0 million vehicles, which represents the average annual sales volume from 2003 to 2007. Through October 2013, the year-to-date SAAR, including medium- and heavy-duty vehicles, was 15.8 million vehicles, representing growth of over eight percent from full year 2012 SAAR.

In addition, the truck segment continues to grow at a comparable rate. In 2012, the U.S. large pick-up segment grew nine percent, while our market share grew 19 percent in this segment. With approximately 17 percent of our U.S. vehicle sales in 2012 in the pick-up segment, we are particularly impacted by the growth rate for these vehicles. While demand for pick-up trucks is driven by factors similar to passenger cars, such as used vehicle prices, access to affordably priced financing and the general health of the broader economy, we expect growth for pick-up trucks to be strong as it is also influenced by additional factors such as the recovering U.S. housing market and construction sector. Factors including reduced existing home inventories, slowing rate of foreclosures and increased consumer confidence should continue to drive the improvement of residential construction.

Why We Are Registering Equity Securities

On January 7, 2013, we received a registration demand from the UAW Retiree Medical Benefits Trust, or the VEBA Trust, pursuant to the terms of the shareholders agreement, dated as of June 10, 2009, by and among FNA LLC, the VEBA Trust, the VEBA holding companies identified therein and Chrysler Group LLC. Accordingly, we are undergoing the Company Conversion described below and registering our equity securities to comply with our obligations under such shareholders agreement and Chrysler Group LLC’s governance documents.

Risk Factors

Investing in our common stock involves substantial risks. We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth in the section entitled Risk Factors beginning on page 26.

Our Structure and Company Conversion

The diagram below depicts our organizational structure immediately after the consummation of the Company Conversion and this offering:

Chrysler Group LLC was formed on April 28, 2009, as a Delaware limited liability company. Prior to the Company Conversion described below, the equity interests in us consisted of our Class A Membership Interests held indirectly by Fiat through its subsidiaries and by the VEBA Trust through thirteen holding companies.

Fiat North America LLC was formed on May 14, 2009 as a Delaware limited liability company and 100 percent owned indirect subsidiary of Fiat to hold Fiat’s ownership interest in Chrysler Group LLC. In connection with the closing of the 363 Transaction, Fiat contributed Fiat IP to FNA LLC that were contributed and licensed to Chrysler Group for its use in exchange for a 20.0 percent ownership interest in Chrysler Group.

Since July 2012, Fiat has exercised, through FNA LLC, call option rights to acquire three tranches of the VEBA Trust’s membership interests in Chrysler Group, each of which represents approximately 3.3 percent of Chrysler Group’s outstanding equity. Interpretation of the call option agreement is currently the subject of a proceeding in the Delaware Chancery Court, or the Chancery Court, filed by Fiat in respect of the first exercise of the option in July 2012. On July 30, 2013, the Chancery Court granted Fiat’s motion for a judgment on the pleadings with respect to two issues in dispute. The Chancery Court also denied, in its entirety, the VEBA Trust’s cross-motion for judgment on the pleadings. Other disputed items remain open, as the Chancery Court ordered additional discovery on these issues. Following the reorganization transactions described below, we will be a party to such litigation as successor to FNA LLC. We intend to enter into an agreement with Fiat under which Fiat will assume the management of, and responsibility for, such litigation, indemnify us for any losses we may incur in connection with such litigation and receive all the rights that we may have as a party to such litigation. Fiat will also be financially responsible for paying the consideration for the exercised options to the VEBA Trust, which will look only to Fiat for payment.

If these transactions are completed prior to this offering, FNA LLC will own 68.5 percent of the ownership interests in Chrysler Group and the VEBA Trust will own the remaining 31.5 percent.

As of the date of this prospectus, Fiat held a 58.5 percent ownership interest in Chrysler Group and the VEBA Trust held the remaining 41.5 percent. See Management’s Discussion and Analysis of Financial Condition and Results of Operations —Ownership Interest in Chrysler Group.

Chrysler Group, the VEBA Trust and the underwriters will enter into an underwriting agreement that will be subject to completion of the reorganization and subsequent effectiveness of the registration statement of which this prospectus is a part. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a series of transactions, which we refer to as the Company Conversion, pursuant to which we will convert Chrysler Group LLC from a Delaware limited liability company into a

Delaware corporation and undergo certain related transactions. Upon consummation of the Company Conversion and this offering, Fiat, the VEBA Trust and our public stockholders will each own approximately      percent,      percent and      percent of our common stock, respectively (assuming that the underwriters do not exercise their option to purchase additional shares). See Our Structure and Company Conversion for a description of the Company Conversion.

Our Principal Stockholders and the Selling Stockholder

Following this offering, Fiat will own approximately        percent of our outstanding common stock. As a result, Fiat will remain our controlling stockholder and will continue to be able to control our business policies and affairs. See Risk Factors —Risks Related to this Offering and Ownership of Our Common Stock.

Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, Chrysler Group Corporation, Fiat and the VEBA Trust will enter into a stockholders’ agreement, or the Stockholders’ Agreement. The provisions of the Stockholders’ Agreement are intended to mirror the governance arrangements each of Fiat and the VEBA Trust has with respect to Chrysler Group LLC, subject to adjustments intended to comply with the New York Stock Exchange, or the NYSE, listing rules.

Under the Stockholders’ Agreement, the VEBA Trust will have the right to designate one director so long as it or its 100 percent owned subsidiaries own 15 percent or more of the total outstanding shares of our common stock. The Stockholders’ Agreement also provides the VEBA Trust with the right to approve certain major decisions under our by-laws if such decisions would adversely affect it in its capacity as a stockholder in a manner disproportionate to Fiat in its capacity as a stockholder, for so long as the VEBA Trust owns five percent or more of the total outstanding shares of our common stock.

Fiat has certain special rights under the Stockholders’ Agreement which reflect Fiat’s role as our strategic industrial partner. Fiat will have the right to designate up to five directors while it holds a majority of the total outstanding shares of our common stock. If Fiat were to own less than a majority of the total outstanding shares of our common stock, its rights to designate directors would be modified accordingly. As long as Fiat owns 35 percent or more of the total outstanding shares of our common stock, but owns less than a majority, it may continue to designate up to four directors, and Fiat may continue to designate three directors if it owns less than 35 but at least 20 percent of the total outstanding shares of our common stock. In addition to its director designation rights, under our by-laws, Fiat will have the right to have an independent director designated by Fiat serving on our Audit Committee and a director designated by Fiat serving as chairperson of our Compensation Committee (as defined herein). The director designated by Fiat serving as chairperson of our Compensation Committee must be an independent director if Fiat owns less than 50 percent of the outstanding shares of our common stock. In addition, under the Stockholders’ Agreement, for as long as Fiat owns at least 20 percent of our outstanding common stock, the appointment of our Chief Executive Officer requires Fiat’s prior consent, and the Chief Executive Officer may only be removed with the prior written consent of Fiat.

For further discussion on the Stockholders’ Agreement, see Description of Capital Stock —Stockholders’ Agreement.

The selling stockholder is the VEBA Trust. Following this offering, the VEBA Trust will own approximately        percent of our outstanding common stock (assuming that the underwriters do not exercise their option to purchase additional shares). We refer to the VEBA Trust as the selling stockholder. The selling stockholder in this offering may be deemed to be a statutory underwriter under the Securities Act of 1933.

Our Company Information

Our principal executive office is located at 1000 Chrysler Drive, Auburn Hills, Michigan 48326. Our phone number at this address is (248) 512-2950, and our corporate website is http://                     . We do not incorporate information available on, or accessible through, our corporate website into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Common stock outstanding immediately prior to this offering	shares of common stock (resulting solely from the effects of the Company Conversion). See Our Structure and Company Conversion.

Common stock offered by the selling stockholder	shares of common stock.

Common stock to be outstanding immediately after this offering	shares of common stock.

Option to purchase additional shares	The underwriters have an option for a period of 30 days to purchase up to additional shares of our common stock from the selling stockholder.

Voting rights	Each share of our common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See Description of Capital Stock —Common Stock.

Use of proceeds	The selling stockholder will receive all of the net proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. See Use of Proceeds.

Dividend policy	We do not intend to pay any dividends in the foreseeable future, but our board of directors, or the Board, retains the discretion to declare and pay all future dividends, if any. In determining the amount of any future dividends, the Board will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements. See Dividend Policy and Dividends.

Listing	We intend to apply to list our common stock on the New York Stock Exchange.

Proposed Ticker Symbol	“CGC”.

Risk Factors	The Risk Factors section included in this prospectus contains a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

Lock-up Period	We and our officers, directors and certain of our stockholders (other than our public stockholders) will agree with the underwriters not to dispose of or hedge any shares of our common stock, or securities convertible into or exchangeable for our common stock, subject to certain exceptions, for the -day period following the date of this prospectus, without the prior consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and without notice, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above at any time. See Underwriting.

Unless otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares;

•	assumes that the shares of common stock to be sold in this offering are sold at $ per share, which is the midpoint of the range set forth on the cover of this prospectus;

•	does not give effect to shares of common stock reserved for issuance under the Chrysler Group LLC Restricted Stock Unit Plan, Amended and Restated Chrysler Group LLC Directors’ Restricted Stock Unit Plan and Chrysler Group LLC’s 2012 Long Term Incentive Plan; and

•	gives effect to the Company Conversion as described under Our Structure and Company Conversion.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following sets forth selected financial data of FNA (Successor), Chrysler Group (Predecessor A) and Old Carco (Predecessor B). The selected financial data has been derived from:

•	FNA’s accompanying condensed consolidated financial statements as of September 30, 2013 and for the three and nine months ended September 30, 2013 and 2012 (Successor);

•	FNA’s accompanying audited consolidated financial statements as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and the period from May 25, 2011 to December 31, 2011 (Successor); and for the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 (Predecessor A);

•	Chrysler Group’s audited consolidated financial statements as of December 31, 2009 and for the period from June 10, 2009 to December 31, 2009 (Predecessor A), which are not included in this prospectus; and

•	Old Carco’s audited consolidated financial statements as of June 9, 2009 and December 31, 2008 and for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008 (Predecessor B), which are not included in this prospectus.

The accompanying condensed consolidated financial statements as of September 30, 2013 and for the three and nine months ended September 30, 2013 and 2012 (Successor) have been prepared on the same basis as FNA’s accompanying audited consolidated financial statements and include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the condensed consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for a full year or any future interim period.

Fiat North America LLC was formed on May 14, 2009 and through a series of transactions and events, became the primary beneficiary of Chrysler Group LLC, which is a VIE, on May 25, 2011. As a result, a new basis of accounting was created. As FNA LLC succeeded to substantially all of the business of Chrysler Group, and FNA LLC’s own operations before the succession were insignificant relative to Chrysler Group’s operations, Chrysler Group represents Predecessor A to FNA for accounting and financial reporting purposes.

Chrysler Group LLC was formed on April 28, 2009. On June 10, 2009, Chrysler Group purchased the principal operating assets and assumed certain liabilities of Old Carco and its principal domestic subsidiaries, in addition to acquiring the equity of Old Carco’s principal foreign subsidiaries, in the 363 Transaction approved by the bankruptcy court. Old Carco represents Predecessor B to FNA for accounting and financial reporting purposes.

For financial reporting purposes, FNA is referred to as the Successor prior to the consummation of the Company Conversion summarized above and discussed in Our Structure and Company Conversion. Subsequent to the Company Conversion, Chrysler Group Corporation will assume FNA’s accounting basis for financial reporting purposes and will be the ultimate successor to Chrysler Group. Chrysler Group is referred to as Predecessor A and Old Carco is referred to as Predecessor B.

You should read the following selected historical consolidated financial data together with Risk Factors, Our Structure and Company Conversion, Selected Historical Consolidated Financial and Other Data, Unaudited Pro Forma Condensed Consolidated Financial Information, Management’s Discussion and Analysis of Financial Condition and Results of Operations and the historical consolidated financial statements and the related notes included elsewhere in this prospectus.

Comparability of Financial Information

Comparability of FNA and Chrysler Group Financial Information

On May 25, 2011, FNA LLC became the primary beneficiary of Chrysler Group LLC, which is a VIE. The consolidation of Chrysler Group was accounted for as a business combination, achieved in stages, using the acquisition method of accounting. In accordance with the acquisition method, FNA LLC recognized the acquired assets and assumed liabilities at their acquisition date fair values, with certain exceptions as provided in the applicable accounting guidance. FNA does not have significant operations, other than those of Chrysler Group and its consolidated subsidiaries, and its accounting policies are the same as Chrysler Group’s. FNA LLC’s consolidation of Chrysler Group on May 25, 2011 established a new accounting basis. Therefore, in addition to separately presenting financial information for the 2011 Predecessor A and Successor periods, we have prepared unaudited pro forma financial information for the year ended December 31, 2011 by applying unaudited pro forma adjustments to Chrysler Group’s consolidated financial information for the period from January 1, 2011 to May 24, 2011 and FNA’s consolidated financial information for the period from May 25, 2011 to December 31, 2011, appearing elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial information, or Unaudited Pro Forma Financial Information, for the year ended December 31, 2011 gives effect to FNA LLC’s consolidation of Chrysler Group as if it had occurred on January 1, 2011. The Unaudited Pro Forma Financial Information, which has been prepared and presented in accordance with Article 11 of Regulation S-X, does not purport to represent what our actual consolidated results of operations would have been had the consolidation of Chrysler Group actually occurred on January 1, 2011, nor is it necessarily indicative of future consolidated results of operations. The Unaudited Pro Forma Financial Information is presented for informational purposes only. The historical consolidated financial information has been adjusted in the Unaudited Pro Forma Financial Information to give effect to pro forma events that are (1) directly attributable to the consolidation of Chrysler Group, (2) factually supportable, and (3) expected to have a continuing impact on the consolidated financial results. As FNA LLC and Chrysler Group have the same accounting policies, no conforming adjustments were necessary. Additionally, there were no reclassifications necessary to conform Chrysler Group’s historical presentation to FNA’s. The Unaudited Pro Forma Financial Information should be read in conjunction with the information contained in Selected Historical Consolidated Financial and Other Data, Management’s Discussion and Analysis of Financial Condition and Results of Operations and the audited consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. All unaudited pro forma adjustments and their underlying assumptions are described more fully in the footnotes to our Unaudited Pro Forma Financial Information. Refer to Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information.

Comparability of Chrysler Group and Old Carco Financial Information

In connection with the 363 Transaction, we did not acquire all of the assets or assume all of the liabilities of Old Carco. The assets we acquired and liabilities we assumed from Old Carco were generally recorded at fair value in accordance with business combination accounting guidance, resulting in a change from Old Carco’s accounting basis. In addition, certain of our accounting policies differ from those of Old Carco. For these reasons, we do not present any financial information for the period from June 10, 2009 to December 31, 2009 with Old Carco’s financial information or for the period from January 1, 2009 to June 9, 2009 on a combined basis. The comparability of revenues was not significantly affected by these items.

This presentation is in accordance with the practice of Chrysler Group management. We do not review the results of operations for the Predecessor B period when assessing the performance of our operations. Our business during the Successor and Predecessor A periods compared to the Predecessor B periods has been impacted by the significant changes in capital structure, management, business strategies and product development programs that were implemented subsequent to the 363 Transaction in an effort to realize the benefits of the Fiat-Chrysler Alliance. For further details on our business, refer to Business.

	Successor
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in millions of dollars)
Consolidated Statements of Income Data:
Revenues, net	$17,564	$15,479	$50,943	$48,656
Gross margin	2,705	2,578	7,650	7,718
Selling, administrative and other expenses	1,245	1,318	3,719	3,757
Research and development expenses, net	570	532	1,684	1,658
Restructuring income, net	(1)	(6)	(12)	(54)
Interest expense	243	262	742	787
Loss on extinguishment of debt (3)	—	—	9	—
Net income	476	422	1,240	1,388
Net income attributable to noncontrolling interest	213	179	553	586
Net income attributable to controlling interest	263	243	687	802

			Successor
			Nine Months Ended September 30,
			2013	2012
			(in millions of dollars)
Consolidated Statements of Cash Flows Data:
Cash flows provided by (used in):
Operating activities			$2,578	$5,442
Investing activities			(2,413)	(2,934)
Financing activities			(121)	445

Other Financial Information:
Depreciation and amortization expense			$2,164	$2,047
Capital expenditures (8)			2,436	3,058

			Successor
			September 30, 2013	September 30, 2012
			(in millions of dollars)
Consolidated Balance Sheets Data at Period End:
Cash and cash equivalents			$11,781	$12,557
Restricted cash			341	421
Total assets			56,868	54,090
Current maturities of financial liabilities			530	1,147
Long-term financial liabilities			12,855	12,880
Members’ interest			5,857	5,993

	Successor
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in millions of dollars)
Other Information (unaudited):
Worldwide factory shipments (in thousands) (9)(12)	593	559	1,827	1,796
Net worldwide factory shipments (in thousands) (10)(12)	598	565	1,806	1,809
Worldwide vehicle sales (in thousands) (11)(12)	603	556	1,809	1,661
U.S. dealer inventory at period end (in thousands)			387	369
U.S. market share (13)			11.3%	11.2%
Number of employees at period end (14)			72,569	62,881
Adjusted Net Income (15)(16)	$476	$422	$1,249	$1,388
Modified Operating Profit (15)(16)	871	704	2,107	2,208
Modified EBITDA (15)(16)	1,589	1,308	4,125	4,133
Free Cash Flow (15)(17)			165	2,466

	Successor			Predecessor A			Predecessor B
	Twelve Months Ended September 30, 2013	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
		(in millions of dollars)			(in millions of dollars)			(in millions of dollars)
Consolidated Statements of Income Data:
Revenues, net	$68,096	$65,809	$32,936	$22,118	$41,946	$17,710	$11,082	$48,477
Gross margin	10,421	10,489	4,787	3,521	6,060	1,599	(1,934)	1,928
Selling, administrative and other expenses	5,118	5,156	2,761	1,993	3,797	4,336	1,599	3,991
Research and development expenses, net	2,328	2,302	1,058	606	1,500	626	452	1,525
Restructuring (income) expenses, net (1)	(19)	(61)	(5)	8	48	34	(230)	1,306
Interest expense (2)	995	1,040	628	582	1,276	470	615	1,080
Loss on extinguishment of debt (3)(4)	9	—	—	551	—	—	—	—
Impairment of brand name intangible assets (5)	—	—	—	—	—	—	844	2,857
Impairment of goodwill (6)	—	—	—	—	—	—	—	7,507
Reorganization expenses, net (7)	—	—	—	—	—	—	843	—
Net income (loss)	1,657	1,805	264	(301)	(652)	(3,785)	(4,425)	(16,844)
Net income attributable to noncontrolling interest	726	759	101
Net income (loss) attributable to controlling interest	931	1,046	163
Consolidated Statements of Cash Flows Data:
Cash flows provided by (used in):
Operating activities	$2,920	$5,784	$1,984	$2,619	$4,320	$2,335	$(7,130)	$(5,303)
Investing activities	(3,036)	(3,557)	6,372	(252)	(1,167)	250	(404)	(3,632)
Financing activities	(560)	6	1,270	(1,675)	(1,526)	3,268	7,517	1,058
Other Financial Information:
Depreciation and amortization expense	$2,835	$2,718	$1,625	$1,260	$3,051	$1,587	$1,537	$4,808
Capital expenditures (8)	3,011	3,633	2,072	937	2,385	1,088	239	2,765
Consolidated Balance Sheets Data at Period End:
Cash and cash equivalents	$11,781	$11,834	$9,601	$8,090	$7,347	$5,862	$1,829	$1,898
Restricted cash	341	371	461	467	671	730	1,133	1,355
Total assets	56,868	53,508	49,858	36,015	35,449	35,423	33,577	39,336
Current maturities of financial liabilities	530	614	281	207	2,758	1,092	2,694	11,308
Long-term financial liabilities	12,855	12,969	13,087	12,217	10,973	8,459	1,900	2,599
Members’ interest (deficit)	5,857	3,574	4,816	(4,807)	(4,489)	(4,230)	(16,562)	(15,897)
Other Information (unaudited):
Worldwide factory shipments (in thousands) (9)(12)	2,440	2,409	1,191	820	1,602	670	381	1,987
Net worldwide factory shipments (in thousands) (10)(12)	2,429	2,432	1,198	795	1,581	672	459	2,065
Worldwide vehicle sales (in thousands) (11)(12)	2,342	2,194	1,140	715	1,516	725	593	2,007
U.S. dealer inventory at period end (in thousands)	387	427	326	311	236	179	246	398
U.S. market share (13)		11.2%	10.5%		9.2%	8.8%		10.8%
Number of employees at period end (14)	72,569	65,535	55,687	53,310	51,623	47,326	48,237	52,191
Adjusted Net Income (Loss) (15)(16)	$1,666	$1,805	$264	$250	$(652)	$(3,785)	$(4,425)	$(16,844)
Modified Operating Profit (Loss) (15)(16)	2,815	2,916	835	852	763	(895)	(3,352)	(2,977)
Modified EBITDA (15)(16)	5,463	5,471	2,390	2,085	3,461	538	(2,169)	250
Free Cash Flow (15)(17)	(117)	2,184	8,266	1,771	1,480	830

(1)	Old Carco initiated multi-year recovery and transformation plans aimed at restructuring its business in 2007, which were refined in 2008 and 2009 due to depressed economic conditions and decreased demand for its vehicles. We have continued to execute the remaining actions initiated by Old Carco. For additional information see Management’s Discussion and Analysis of Financial Condition and Results of Operations —Results of Operations.

(2)	Interest expense for the period from January 1, 2009 to June 9, 2009 excludes $57 million of contractual interest expense on debt subject to compromise.

(3)	In connection with the June 2013 amendment and re-pricing of Chrysler Group’s credit agreement dated May 24, 2011, which includes the Tranche B Term Loan and revolving credit facility, we recognized a $9 million loss on extinguishment of debt. The charges consisted of the write off of $1 million of unamortized debt issuance costs associated with the original facilities, and $8 million of call premium and other fees associated with the amendment and re-pricing.

(4)	In connection with the May 2011 repayment of Chrysler Group’s outstanding obligations under the U.S. Treasury first lien credit facilities, or U.S. Treasury credit facilities, and the Export Development Canada Credit Facilities, or EDC credit facilities, we recognized a $551 million loss on extinguishment of debt. The charges consisted of the write off of $136 million of unamortized debt discounts and $34 million of unamortized debt issuance costs associated with the U.S. Treasury credit facilities and $367 million of unamortized debt discounts and $14 million of unamortized debt issuance costs associated with the EDC credit facilities.

(5)

Old Carco recorded indefinite-lived intangible asset impairment charges of $844 million and $2,857 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, related to its brand names. The impairments were primarily a result of the significant deterioration in Old Carco’s revenues, the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, and a significant decline in its projected production volumes and revenues considering the market conditions at that time.

(6)	In 2008, Old Carco recorded a goodwill impairment charge of $7,507 million, primarily as a result of significant declines in its projected financial results considering the deteriorating economic conditions and the weakening U.S. automotive market at that time.

(7)	In connection with Old Carco’s bankruptcy filings, Old Carco recognized $843 million of net losses during the period from January 1, 2009 to June 9, 2009, from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing Old Carco and its principal domestic subsidiaries under Chapter 11 of the U.S. Bankruptcy Code. These losses were partially offset by a gain on extinguishment of certain financial liabilities and accrued interest.

(8)	Capital expenditures represent the purchase of property, plant and equipment and intangible assets.

(9)	Represents our vehicle sales to dealers, distributors and contract manufacturing consumers. For additional information refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Results of Operations —Worldwide Factory Shipments.

(10)	Represents our vehicle sales to dealers, distributors and contract manufacturing customers adjusted for Guaranteed Depreciation Program vehicle shipments and auctions. For additional information refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Results of Operations —Worldwide Factory Shipments.

(11)	Represents sales of our vehicles, which include vehicles manufactured by Fiat for us, from dealers and distributors to retail customers and fleet customers. Fleet customers include rental car companies, commercial fleet consumers, leasing companies and government entities. Certain fleet sales that are accounted for as operating leases are included in vehicle sales. Beginning January 1, 2013, Chrysler Group vehicle sales in Mexico include Fiat-manufactured Fiat and Alfa Romeo vehicles. Prior to January 1, 2013, these vehicle sales were reported by Fiat.

(12)	Vehicles manufactured by Chrysler Group for other companies, including for Fiat, are included in our worldwide factory shipments and net worldwide factory shipments, however, they are excluded from our worldwide vehicles sales.

(13)	U.S. market share as of December 31 for the respective years. 2011 represents the combined annual market share for Successor and Predecessor A. 2009 represents the combined annual market share for Predecessor A and Predecessor B.

(14)	The number of employees provided for May 24, 2011 and June 9, 2009 are as of May 31, 2011 and June 30, 2009, respectively.

(15)	Adjusted Net Income (Loss), Modified Operating Profit (Loss), Modified EBITDA and Free Cash Flow (all as defined below) are non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful information about our operating results and enhance the overall ability to assess our financial performance. They provide us with comparable measures of our financial performance based on normalized operational factors which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate. These financial measures may not be comparable to other similarly titled measures of other companies and are not an alternative to net income (loss) or income (loss) from operations as calculated and presented in accordance with U.S. GAAP. These measures should not be used as a substitute for any U.S. GAAP financial measures.

(16)	Adjusted Net Income (Loss) is defined as net income (loss) excluding the impact of infrequent charges, which includes losses on extinguishment of debt. We use Adjusted Net Income (Loss) as a key indicator of the trends in our overall financial performance, excluding the impact of such infrequent charges.

We measure Modified Operating Profit (Loss) to assess the performance of our core operations, establish operational goals and forecasts that are used to allocate resources, and evaluate our performance period over period. Modified Operating Profit (Loss) is computed starting with net income (loss), and then adjusting the amount to (i) add back income tax expense and exclude income tax benefits, (ii) add back net interest expense (excluding interest expense related to financing activities associated with the Gold Key Lease vehicle lease portfolio), (iii) add back (exclude) all pension, OPEB and other employee benefit costs (gains) other than service costs, (iv) add back restructuring expense and exclude restructuring income, (v) add back other financial expense, (vi) add back losses and exclude gains due to cumulative change in accounting principles and (vii) add back certain other costs, charges and expenses, which include the charges factored into the calculation of Adjusted Net Income (Loss). We also use performance targets based on Modified Operating Profit (Loss) as a factor in our incentive compensation calculations for our represented and non-represented employees.

We measure the performance of our business using Modified EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We compute Modified EBITDA starting with net income (loss) adjusted to Modified Operating Profit (Loss) as described above, and then adding back depreciation and amortization expense (excluding depreciation and amortization expense for vehicles held for lease). We believe that Modified EBITDA is useful to determine the operational profitability of our business, which we use as a basis for making decisions regarding future spending, budgeting, resource allocations and other operational decisions.

The reconciliation of net income (loss) to Adjusted Net Income (Loss), Modified Operating Profit (Loss) and Modified EBITDA is set forth below (in millions of dollars):

	Successor
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income	$476	$422	$1,240	$1,388
Plus:
Loss on extinguishment of debt (a)	—	—	9	—

Adjusted Net Income	$476	$422	$1,249	$1,388

Plus:
Income tax expense	181	62	298	216
Net interest expense	234	250	712	753
Net pension, OPEB and other employee benefit costs (gains) other than service costs	(22)	(28)	(154)	(104)
Restructuring income, net (f)	(1)	(6)	(12)	(54)
Other financial expense, net	3	4	14	9

Modified Operating Profit	$871	$704	$2,107	$2,208

Plus:
Depreciation and amortization expense	792	659	2,164	2,047
Less:
Depreciation and amortization expense for vehicles held for lease	(74)	(55)	(146)	(122)

Modified EBITDA	$1,589	$1,308	$4,125	$4,133

	Successor			Predecessor A			Predecessor B
	Twelve Months Ended September 30, 2013	Year Ended December 31, 2012	Period from May 25, 2011 to December 31 2011	Period from Jan. 1, 2011 to May 24, 2011	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
Net income (loss)	$1,657	$1,805	$264	$(301)	$(652)	$(3,785)	$(4,425)	$(16,844)
Plus:
Loss on extinguishment of debt (a)(b)	9	—	—	551	—	—	—	—

Adjusted Net Income (Loss)	$1,666	$1,805	$264	$250	$(652)	$(3,785)	$(4,425)	$(16,844)

Plus:
Income tax expense (benefit)	374	292	101	101	139	29	(317)	790
Net interest expense (c)	954	995	608	563	1,228	359	584	796
Net pension, OPEB and other employee benefit costs (gains) other than service costs	(180)	(130)	(138)	(76)	(52)	136	236	423
Remeasurement loss on VEBA Trust Note and Membership Interests (d)	—	—	—	—	—	2,051	—	—
Interest expense and accretion on VEBA Trust Note	—	—	—	—	—	270	—	—
Loss on Canadian HCT Settlement (e)	—	—	—	—	46	—	—	—
Restructuring (income) expenses, net (f)	(19)	(61)	(5)	8	48	34	(230)	1,306
Other financial expense, net	20	15	5	6	6	11	6	82
Impairment of goodwill (g)	—	—	—	—	—	—	—	7,507
Impairment of brand name intangible assets (h)	—	—	—	—	—	—	844	2,857
Impairment of property, plant and equipment (i)	—	—	—	—	—	—	391	—
Reorganization expense, net (j)	—	—	—	—	—	—	843	—
Certain troubled supplier concessions	—	—	—	—	—	—	—	106
Less:
Gain on NSC Settlement (k)	—	—	—	—	—	—	(684)	—
Gain on Daimler pension contribution (l)	—	—	—	—	—	—	(600)	—

Modified Operating Profit (Loss)	$2,815	$2,916	$835	$852	$763	$(895)	$(3,352)	$(2,977)

Plus:
Depreciation and amortization expense	2,835	2,718	1,625	1,260	3,051	1,587	1,537	4,808
Less:
Depreciation and amortization expense for vehicles held for lease	(187)	(163)	(70)	(27)	(353)	(154)	(354)	(1,581)

Modified EBITDA	$5,463	$5,471	$2,390	$2,085	$3,461	$538	$(2,169)	$250

(a)	In connection with the June 2013 amendment and re-pricing of Chrysler Group’s credit agreement dated May 24, 2011, we recognized a $9 million loss on extinguishment of debt. The charges consisted of the write off of $1 million of unamortized debt issuance costs associated with the original facilities, and $8 million of call premium and other fees associated with the amendment and re-pricing.
(b)	In connection with the May 2011 repayment of Chrysler Group’s outstanding obligations under the U.S. Treasury first lien credit facilities, or U.S. Treasury credit facilities, and the Export Development Canada Credit Facilities, or EDC credit facilities, we recognized a $551 million loss on extinguishment of debt. The charges consisted of the write off of $136 million of unamortized discounts and $34 million of unamortized debt issuance costs associated with the U.S. Treasury credit facilities and $367 million of unamortized discounts and $14 million of unamortized debt issuance costs associated with the EDC credit facilities.

(c)	Interest expense for the period from January 1, 2009 to June 9, 2009 excludes $57 million of contractual interest expense on debt subject to compromise.
(d)	As a result of the December 31, 2009 remeasurement, the OPEB obligation increased primarily due to a change in discount rate, resulting in a loss. Our policy is to immediately recognize actuarial gains or losses for OPEB plans that are short-term in nature and under which our obligation is capped. Therefore, we immediately recognized a loss of $2,051 million in OPEB net periodic benefit costs due to increases in the fair values of the VEBA Trust Note and Class A Membership Interests issued to the VEBA Trust of $1,540 million and $511 million, respectively, from June 10, 2009 to December 31, 2009.
(e)	In August 2010, Chrysler Canada Inc. entered into a settlement agreement with the CAW to permanently transfer the responsibility for providing postretirement health care benefits for CAW represented employees, retirees and dependents, or the Covered Group, to a new retiree plan. The new retiree plan will be funded by the Health Care Trust, or HCT. During the year ended December 31, 2010, we recognized a $46 million loss as a result of the Canadian HCT Settlement Agreement.
(f)	During 2008, Old Carco developed a multi-year plan, RTP III Plan, to further restructure its business in order to reduce its cost structure in response to continued deterioration of its business. Charges recorded for the RTP III Plan included costs related to workforce reductions, including a curtailment loss as a result of the salaried and hourly workforce reductions, as well as supplier contract cancellation costs and other costs. Restructuring income, net for the period from January 1, 2009 to June 9, 2009 was primarily due to refinements to existing supplier contract cancellation costs and workforce reduction reserves recorded in connection with Old Carco’s RTP I, II and III Plans.
(g)	In 2008, Old Carco recorded a goodwill impairment charge of $7,507 million, primarily as a result of significant declines in its projected financial results considering the deteriorating economic conditions and the weakening U.S. automotive market at that time.
(h)	Old Carco recorded indefinite-lived intangible asset impairment charges of $844 million and $2,857 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, related to its brand names. The impairments were primarily a result of the significant deterioration in Old Carco’s revenues, the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, and a significant decline in its projected production volumes and revenues considering the market conditions at that time.
(i)	During the period from January 1, 2009 to June 9, 2009, Old Carco recorded a property, plant and equipment impairment charge of $391 million on the long-lived assets which were not acquired by us. The impairment was primarily the result of the Old Carco bankruptcy cases, continued deterioration of Old Carco’s revenues, ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, as well as taking into consideration the expected proceeds to be received upon liquidation of the assets.
(j)	In connection with Old Carco’s bankruptcy filings, Old Carco recognized $843 million of net losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing Old Carco and its principal domestic subsidiaries under Chapter 11 of the U.S. Bankruptcy Code. These losses were partially off-set by a gain on extinguishment of certain financial liabilities and accrued interest. On April 30, 2010, Old Carco transferred its remaining assets and liabilities to a liquidating trust and was dissolved in accordance with a plan of liquidation approved by the bankruptcy court.
(k)	On March 31, 2009, Daimler transferred its ownership of 23 national sales companies, or NSCs, to Chrysler Holding LLC, or Chrysler Holding, which simultaneously transferred the NSCs to Old Carco. Old Carco paid Daimler $99 million in exchange for the settlement of obligations related to the NSCs and other international obligations, resulting in a net gain of $684 million.
(l)	On June 5, 2009, Old Carco, Chrysler Holding, Cerberus, Daimler and the Pension Benefit Guaranty Corporation entered into a binding agreement settling various matters. Under the agreement, Daimler agreed to make three equal annual cash payments to Old Carco totaling $600 million, which were to be used to fund contributions into Old Carco’s U.S. pension plans in 2009, 2010 and 2011. This receivable and certain pension plans were subsequently transferred to us as a result of the 363 Transaction.

(17)	Free Cash Flow is defined as cash flows from operating and investing activities, excluding any debt related investing activities, adjusted for financing activities related to Gold Key Lease. We are currently winding down the Gold Key Lease program. As of June 2012, all Gold Key Lease financing obligations have been repaid and no additional funding will be required. Free Cash Flow is presented because we believe that it is used by analysts and other parties in evaluating the Company. However, Free Cash Flow does not necessarily represent cash available for discretionary activities, as certain debt obligations and capital lease payments must be funded out of Free Cash Flow. We also use performance targets based on Free Cash Flow as a factor in our incentive compensation calculations for our non-represented employees. Free Cash Flow should not be considered as an alternative to, or substitute for, net change in cash and cash equivalents. We believe it is important to view Free Cash Flow as a complement to our consolidated statements of cash flows.

The following is a reconciliation of Net Cash Provided by (Used in) Operating and Investing Activities to Free Cash Flow (in millions of dollars):

	Successor					Predecessor A
	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Twelve Months Ended September 30, 2013	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009
Net Cash Provided by Operating Activities	$2,578	$5,442	$2,920	$5,784	$1,984	$2,619	$4,320	$2,335
Net Cash Provided by (Used in) Investing Activities(a)	(2,413)	(2,934)	(3,036)	(3,557)	6,372	(252)	(1,167)	250
Investing activities excluded from Free Cash Flow:
Proceeds from USDART (b)	—	—	—	—	—	(96)	—	(500)
Change in loans and notes receivables	—	(1)	(1)	(2)	(3)	(3)	(36)	(7)
Financing activities included in Free Cash Flow:
Proceeds from Gold Key Lease financing	—	—	—	—	—	—	266	—
Repayments of Gold Key Lease financing	—	(41)	—	(41)	(87)	(497)	(1,903)	(1,248)

Free Cash Flow	$165	$2,466	$(117)	$2,184	$8,266	$1,771	$1,480	$830

(a)	Net Cash Provided by (Used in) Investing Activities for the period from May 25, 2011 to December 31, 2011 includes $8,090 million of cash acquired in connection with the consolidation of Chrysler Group on May 25, 2011. Refer to —Management’s Discussion and Analysis of Financial Condition and Results of Operations —Critical Accounting Estimates —Business Combination Accounting, for additional information.
(b)	U.S. Dealer Automotive Receivables Transition LLC, or USDART.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider each of the risks below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develops into an actual event, our business, financial condition or results of operations could be negatively affected, the market price of your shares could decline and you could lose all or part of your investment.

Risks Related to our Business

We depend on the Fiat-Chrysler Alliance to provide new vehicle platforms and powertrain technologies, additional scale, global distribution and management resources that are critical to our viability and success.

In connection with the transaction approved under section 363 of the U.S. Bankruptcy Code, or the 363 Transaction, we entered into an alliance with Fiat, or the Fiat-Chrysler Alliance, in which Fiat became our principal industrial partner. The Fiat-Chrysler Alliance was a required component to the determination by the United States Department of the Treasury, or U.S. Treasury, that we could be a viable company and would be eligible for government funding as part of the 2009 restructuring of the U.S. automotive industry. The Fiat-Chrysler Alliance is intended to provide us with a number of long-term benefits, including access to new vehicle platforms and powertrain technologies, particularly in smaller, more fuel-efficient segments where we historically did not have a significant presence, as well as procurement benefits, management services and global distribution opportunities. The Fiat-Chrysler Alliance is also intended to facilitate our penetration into many international markets where we believe our products would be attractive to consumers, but where we historically did not have significant penetration or existing dealer and distribution networks.

We believe that our ability to realize the benefits of the Fiat-Chrysler Alliance is critical for us to compete with our larger and better-funded competitors. If we are unable to convert the opportunities presented by the Fiat-Chrysler Alliance into long-term commercial benefits, either by improving sales of our vehicles and service parts, reducing costs or both, and reducing our reliance on North American vehicle sales, our financial condition and results of operations may be materially adversely affected.

Because of our dependence on the Fiat-Chrysler Alliance, any adverse development in the Fiat-Chrysler Alliance could have a material adverse effect on our business, financial condition and results of operations. For instance, the Fiat-Chrysler Alliance may not bring us its intended benefits, or there may be adverse changes in the Fiat-Chrysler Alliance due to disagreements between the parties or changes in circumstances at Fiat or at our Company. Fiat has informed us that it is evaluating the various potential impacts that a public offering and the consequential introduction of public stockholders may have on its views of the Fiat-Chrysler Alliance, and as such, is considering whether or not to continue expanding the Fiat-Chrysler Alliance beyond its existing contractual commitments in accordance with historical practice and as envisioned by the Company’s 2010-2014 Business Plan. If Fiat becomes unwilling to work with us beyond the scope of its existing contractual obligations, there may be a material adverse effect on our business, financial condition and results of operations. See —Fiat has indicated that following this offering it may not continue expansion of the Fiat-Chrysler Alliance beyond Fiat’s existing contractual commitments, which could have a material adverse effect on our business, financial condition and results of operations.

The Fiat-Chrysler Alliance exposes us indirectly to risks associated with Fiat’s own business and financial condition. Although Fiat has executed its own significant industrial restructuring and financial turnaround, it, like us, remains smaller and less well-capitalized than many of its principal competitors in its home market and globally, and Fiat has historically operated with more limited capital than many other global automakers. Moreover, Fiat’s sales and revenue have been negatively affected by the continuing economic weakness in several European countries, especially in its domestic market, Italy. Like other manufacturers and suppliers in Europe, Fiat has considerable excess manufacturing capacity. As a result, Fiat has significantly revised its business plan, including its planned focus for product development and manufacturing operations. If this revised business plan affects Fiat’s ability to fulfill its obligations under, or otherwise impairs its dedication to, the Fiat-Chrysler Alliance or otherwise diverts management or operational attention away from our alliance, we may not realize all of the benefits we anticipate from the Fiat-Chrysler Alliance, which would adversely affect our financial condition and results of operations.

A termination of the Fiat-Chrysler Alliance would likely have a material adverse effect on us. Fiat may terminate the master industrial agreement, the contractual basis for our alliance, and related ancillary agreements at any time on 120 days’ prior written notice and without stockholder approval. In addition, either we or Fiat may terminate the master industrial agreement and related ancillary agreements if the other party either commits a breach that is material, considering all ancillary agreements taken as a whole, or in the event of certain bankruptcy, liquidation or reorganization proceedings. Although each party would be required to continue to provide certain distribution services and technology rights and other items provided under the agreement for certain transition periods as described below under Certain Relationships and Related Party Transactions —Transactions with Fiat under the Fiat-Chrysler Alliance, any such termination would likely cause at least temporary disruptions to our business as well as the loss of significant long-term benefits.

Fiat’s significant control over our management, operations and corporate decisions may allow Fiat to take actions that are not in our best interests.

Chrysler Group LLC’s governance documents accord, and the stockholders’ agreement that the Company will enter into with each of Fiat and the UAW Retiree Medical Benefits Trust, or the VEBA Trust, immediately prior to the effectiveness of the registration statement of which this prospectus is a part, or the Stockholders’ Agreement, will continue to accord, significant management oversight and governance rights to Fiat as the holder of the majority of our common stock following the consummation of the Company Conversion and this offering. Fiat currently holds a majority ownership interest in us, and has the right to appoint a majority of our board of directors, or the Board, and Fiat will own a majority of our common stock and will have the ability to designate a majority of the Board following the Company Conversion. As a result, Fiat has the ability to control our management and operations, including with respect to significant corporate transactions such as mergers and acquisitions, asset sales, borrowings, issuances of securities and our dissolution, as well as amendments to our organizational documents. Fiat’s control has been subject only to a requirement in Chrysler Group LLC’s governance documents that the Board and the Company must have the consent of the VEBA Trust to make certain major decisions, if they both adversely and disproportionately affect the VEBA Trust as a member, and that any transaction by Chrysler Group with Fiat in excess of $25 million must be approved by a majority of disinterested members of the Board. Our Stockholders’ Agreement and by-laws will continue such limitations following the Company Conversion. See Description of Capital Stock —Major Decisions. Despite processes we have implemented to guard against conflicts of interest (including such actual or perceived conflicts of interest described below) and to review affiliate transactions, Fiat may take actions or cause the Company to take actions that are not in the best interests of the Company or that disproportionately benefit Fiat as compared to us. See Certain Relationships and Related Party Transactions —Policies and Processes for Transactions Involving Related Parties for a description of the review processes in place.

Fiat will have significant governance rights, including the right under the Stockholders’ Agreement to designate a majority of our Board and indirectly elect all but one of the other members of our Board. We note, however, that notwithstanding Fiat’s ability to designate or elect the Company’s Board, under the Delaware General Corporation Law, or the DGCL, directors are fiduciaries to the Company and its stockholders (including any minority stockholders). In addition, Fiat has, through its designation and election of a non-independent Board member, the right to approve a range of actions including capital investments that exceed $250 million and certain other transactions that deviate from Chrysler Group’s 2010-2014 Business Plan as approved by the Board or annual operating budgets approved by the Board. If Fiat were to choose not to approve any of these actions, we may be unable to make investments or enter into other arrangements and transactions we feel are necessary to meet our short- and long-term business objectives, which may adversely affect our business, financial condition and results of operations.

In addition, our certificate of incorporation will contain provisions relieving our directors of certain fiduciary duties in certain contexts, similar to those included in Chrysler Group LLC’s governance documents. Our directors – including any director employed by Fiat – are not, and will not be, required to offer us an opportunity to participate in business opportunities presented to them even if the opportunity is one that we might reasonably have pursued. Additionally, our directors will not be liable to us or our stockholders for breach of any fiduciary or other duty by reason of any such activities. See Description of Capital Stock —Corporate Opportunities.

Certain of our executive officers and employees serve in similar roles for Fiat, which may result in conflicts of interest for our management.

We benefit from the significant management experience of Fiat’s leadership team. Our current Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer serve in those same roles for Fiat. In addition, our current Chief Executive Officer, Chief Financial Officer and certain of our other executive officers and employees serve on a Fiat executive management committee (the Group Executive Council, or GEC) formed to oversee the management and integration of all Fiat interests, including its interest in Chrysler Group. Chrysler Group executives who serve on the GEC owe duties to Chrysler Group and therefore may have conflicts of interest with respect to matters involving both companies. Moreover, although the GEC cannot contractually bind Chrysler Group, and recommendations made by the GEC to Chrysler Group, including transactions with Fiat affiliates, are subject to our own internal review and approval procedures, these potential conflicts may still affect us. See Certain Relationships and Related Party Transactions —Policies and Processes for Transactions Involving Related Parties for a description of the review processes in place.

Moreover, in addition to serving as Chief Executive Officer of both Fiat and Chrysler Group, Mr. Marchionne also serves as Chairman or Chief Executive Officer for key Fiat subsidiaries including Fiat Group Automobiles S.p.A., or Fiat Group Automobiles, and for other current or former affiliates of Fiat, including CNH Industrial N.V., or CNH Industrial, which operates the capital goods business formerly owned by Fiat. Mr. Marchionne has not received any salary compensation from us for serving as our Chief Executive Officer other than the compensation provided to our directors generally.

We do not have a specified allocation of required time and attention for Mr. Marchionne, our Chief Financial Officer or certain other members of management. If any of them allocates more of their time and attention to non-Chrysler matters, our business, financial condition and results of operations may suffer.

For so long as Fiat has the right to designate a director, the appointment of our Chief Executive Officer will require the prior approval of Fiat, and the Chief Executive Officer cannot be removed or replaced without Fiat approval.

Further, Fiat has expressed its desire to acquire all of our outstanding equity or otherwise create a simplified, unified capital structure through the acquisition of the minority ownership in us held by the VEBA Trust, a portion of which the VEBA Trust intends to sell in this offering. Completion of this offering will prevent or delay Fiat from meeting this objective, and Fiat has stated that it believes a publicly-traded Chrysler Group will prevent or delay the full realization of the benefits of the Fiat-Chrysler Alliance. Fiat has informed us that it is reconsidering the benefits and costs of further expanding its relationship with us and the terms on which Fiat would continue the sharing of technology, vehicle architectures and platforms, distribution networks, production facilities and engineering and management resources. In light of Fiat’s concern that the full realization of the benefits of the Fiat-Chrysler Alliance may be prevented or delayed, Fiat therefore may also exercise its governance rights in a manner that it perceives will enhance the value of the Fiat-Chrysler Alliance to Fiat, rather than to Chrysler. This could include decisions on capital preservation or allocation, investments and location of production facilities and other operational decisions. Further, Fiat may at any time, or from time to time, purchase or, following expiration of the lock-up period, sell shares of common stock on the open market (subject only to compliance with applicable securities laws). There can be no guarantee that Fiat will not pursue such a plan to achieve its objectives.

Certain arrangements with Fiat under the Fiat-Chrysler Alliance may result in diverging interests between us and Fiat, which may adversely affect our business, financial condition and results of operations.

We have entered into a number of agreements with Fiat to implement and extend the Fiat-Chrysler Alliance. Under these agreements, we and Fiat have each agreed to provide the other with goods, services and other resources. We expect to enter into additional agreements in connection with the Fiat-Chrysler Alliance from time to time. Although we believe that these arrangements facilitate cooperation and mutual dependence between the two companies, conflicts may arise in the performance of the parties’ obligations under these agreements or in the interpretation, renewal or negotiation of these arrangements. Although the terms of any such transactions with Fiat will be established based upon negotiations between us and Fiat and, with respect to all transactions involving aggregate payments in excess of $25 million, will be subject to the approval of the “disinterested” members of the Board, the terms of any such transactions may not be as favorable to us as we may otherwise have obtained in a transaction with a party other than Fiat, particularly in future transactions, when our use of shared vehicle platforms have become significantly overlapped and our joint procurement and engineering efforts have become further integrated. In addition, while our senior secured credit agreement and the indenture governing the Secured Senior Notes (as defined herein) include covenants requiring certain approval processes for transactions between us and Fiat, compliance with these covenants may not prevent us from entering into transactions that are or turn out to be, particularly with the benefit of future hindsight, unfavorable to us. In connection with the offering, Fiat has advised us that it has established a management committee to evaluate and, if appropriate, approve material related party transactions between Fiat and Chrysler Group, to ensure that they are fair and in the best interest of Fiat. The operations of these overlapping governance processes may make future agreements to implement or extend the Fiat-Chrysler Alliance more difficult or time consuming to complete, which may delay or prevent implementation of these arrangements, which in turn may adversely affect our business, financial condition and results of operations.

Further, the business plan and related performance targets we announced on November 4, 2009 for the 2010 through 2014 period, or the 2010-2014 Business Plan, and our operations, have become significantly intertwined with those of Fiat, and we rely heavily upon Fiat for joint procurement, contract manufacturing, international distribution and engineering and technological development. As a result, unwinding our industrial relationship for any reason would likely have a material adverse effect on our business, financial condition and results of operations. Further, certain of our vehicles have been designed to be used with components and parts supplied by Fiat, its affiliates or third-party suppliers that have traditionally had long-standing relationships with Fiat, further concentrating our choice of suppliers in any vehicle program. As with any supplier, the cost of components or parts from Fiat may increase or the certainty of their supply may be subject to limits, and in these circumstances, it may be difficult to replace Fiat’s components and parts with those of another supplier on short notice or at a competitive cost. See —We depend on the Fiat-Chrysler Alliance to provide new vehicle platforms and powertrain technologies, additional scale, global distribution and management resources that are critical to our viability and success above and —If our suppliers fail to provide us with the raw materials, systems, components and parts that we need to manufacture our automotive products, our operations may be disrupted which would have a material adverse effect on our business, below.

As a distributor of Fiat vehicles, we also depend on Fiat for the supply of vehicle inventory of certain Fiat products. Further, beginning with the production of the all-new Fiat 500L, Fiat contract manufactures some of the vehicles we sell from which we derive original equipment manufacturer, or OEM, profits. If Fiat’s supply of vehicles to us is disrupted, or if consumer demand for Fiat vehicles changes, our revenue from the distribution and sales of Fiat vehicles could be adversely affected. See —We depend on the Fiat-Chrysler Alliance to provide new vehicle platforms and powertrain technologies, additional scale, global distribution and management resources that are critical to our viability and success, above.

Additionally, those Fiat vehicles that we sell in the U.S. are included in our Corporate Average Fuel Economy, or CAFE, fleet compliance report we submit to the National Highway Traffic Safety Administration, or NHTSA, pursuant to the Energy Independence and Security Act, or EISA, as well as in our fleet compliance report we submit to the Environmental Protection Agency, or EPA, pursuant to the MY 2012-2016 Light Duty Vehicle Greenhouse Gas Rule. A disruption of Fiat’s supply of such vehicles, or of technology or powertrains, to us could have an effect on the model year average fuel economy ratings of our fleet, which, in turn, could affect consumer perception of our company and our sales. Similarly, Fiat could seek to be compensated by us in the future for any savings we find in including sales of Fiat vehicles in our CAFE fleet compliance reports.

Finally, not only may such arrangements result in actual or perceived conflicts of interest, but as both parties pursue cost savings through joint procurement, contract manufacturing and engineering and technological development, we each become more reliant on the other and may become exposed to any risks to each other’s business and financial condition, or may disagree as to the best method to share any benefits, which may in turn exacerbate the potential for conflicts of interest.

Fiat has indicated that following this offering it may not continue expansion of the Fiat-Chrysler Alliance beyond Fiat’s existing contractual commitments, which could have a material adverse effect on our business, financial condition and results of operations.

Fiat has expressed its desire to acquire all of our outstanding equity or otherwise create a simplified, unified capital structure through the acquisition of the minority ownership in us held by the VEBA Trust, a portion of which is offered hereby. Completion of this offering will prevent or delay Fiat from meeting this objective, and Fiat has stated that it believes the failure to meet this objective will prevent or delay the full realization of the benefits of the Fiat-Chrysler Alliance. Fiat has informed us that it is evaluating the various potential impacts that our initial public offering may have on its views of the Fiat-Chrysler Alliance, and whether or not it intends to continue expanding the Fiat-Chrysler Alliance beyond its existing contractual commitments. Additionally, Fiat may also exercise its governance rights in a manner intended to enhance the value of the Fiat-Chrysler Alliance to Fiat. This could include decisions on capital preservation or allocation, investments and location of production facilities and other operational decisions. Further, Fiat may at any time, or from time to time, purchase or, following expiration of the lock-up period, sell shares of common stock on the open market (subject only to compliance with applicable securities laws). There can be no guarantee that Fiat will not pursue such a plan to achieve its objectives. Because of our dependence on the Fiat-Chrysler Alliance, any adverse development in the Fiat-Chrysler Alliance could have a material adverse effect on our business, financial condition and results of operations.

Fiat is free to sell, in whole or in part, its equity ownership in us, which could reduce Fiat’s incentive to support our industrial alliance and may subject us to the control of a presently unknown third party.

Following the completion of this offering, Fiat will continue to own a majority of our equity. Fiat will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction or in capital markets offerings pursuant to its registration rights. The benefits of the Fiat-Chrysler Alliance are enhanced by Fiat’s interest in our success as a result of its majority ownership of our common stock, and if Fiat were to reduce or eliminate its equity stake in us, whether voluntarily in a strategic transaction or in response to its own capital needs, its incentives may no longer be as closely aligned with ours. A reduction in Fiat’s commitment to the Fiat-Chrysler Alliance could adversely affect us through potential changes to our common management, a reduction in resources contributed to the Fiat-Chrysler Alliance or the termination of the Fiat-Chrysler Alliance entirely. Furthermore, if Fiat were to sell a sufficiently large portion of its interest in us, such a transaction could result in a change in control of us, which could also trigger an event of default under certain of our debt agreements. The ability of Fiat to privately sell such shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to Fiat upon its private sale of our common stock. Additionally, if Fiat privately sells a significant equity interest in us, we may become subject to the control of a presently unknown third party. Such third party may have its own conflicts of interest with the interests of other stockholders, may have an entirely different management philosophy and strategy and may lack benefits such as those of the Fiat-Chrysler Alliance.

Our profitability depends on reaching certain minimum vehicle sales volumes. If vehicle sales deteriorate, our results of operations and financial condition will suffer.

Our success requires us to achieve certain minimum vehicle sales volumes. As is typical for an automobile manufacturer, we have significant fixed costs and, therefore, changes in our vehicle sales volume can have a disproportionately large effect on profitability. In addition, we generally receive payments from vehicle sales to dealers in North America within a few days of shipment from our assembly plants, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them.

As a result, we tend to operate with working capital supported by these terms with our suppliers, and therefore if vehicle sales decline we will suffer a significant negative impact on our cash flow and liquidity. If our vehicle sales do not continue to increase, or if they were to decline to levels significantly below our assumptions, due to financial crisis, renewed recessionary conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, limited access to financing or other factors, our financial condition and results of operations would be materially adversely affected.

Economic weakness, including elevated unemployment levels, has at times adversely affected our business, particularly in our principal market, North America. If economic conditions do not continue to improve, or if they weaken, or if unemployment levels do not improve at the same pace as general economic conditions, our results of operations could be negatively affected. Additionally, North American demand for vehicles has steadily increased from 2010; however, that increase may be partially attributable to the average age of vehicles on the road following the sustained downturn from 2007 to 2010 and historically low industry sales in 2011. To the extent the increase in vehicle demand is attributable to pent-up demand rather than overall economic growth, future vehicle sales may lag behind improvements in general economic conditions or employment levels.

Our business, financial condition and results of operations have been, and may continue to be, adversely affected by worldwide economic conditions. Overall demand for our vehicles, as well as our profit margins, could decline as a result of many factors outside our control, including economic recessions, changes in consumer preferences, increases in commodity prices, changes in laws and regulations affecting the automotive industry and the manner in which they are enforced, inflation, fluctuations in interest and currency exchange rates and changes in the fiscal or monetary policies of governments in the areas in which we operate, the effect of which may be exacerbated during periods of general economic weakness. Depressed demand for vehicles affects our suppliers as well. Any decline in vehicle sales we experience may, in turn, adversely affect our suppliers’ ability to fulfill their obligations to us, which could result in production delays, defaults and inventory management challenges. These supplier events could further impair our ability to build and sell vehicles.

Current financial conditions and, in particular, unemployment levels and relatively low consumer confidence levels risk placing significant economic pressures on consumers and our dealer network and may negatively impact our vehicle sales going forward. Any significant further deterioration in economic conditions may further impair the demand for our products, and our financial condition and results of operations could be materially and adversely affected. Further, even if economic conditions stabilize or improve, a corresponding increase in vehicle sales may not occur due to other factors such as rising interest rates (see —Vehicle sales depend heavily on adequacy of vehicle financing options, which have been at historically low interest rates. To the extent that interest rates for vehicle financing rise, consumers may be unable to afford vehicles as a result of higher interest payments, or we may need to increase our use of subvention programs to maintain or increase our vehicle sales, either of which would adversely affect our financial condition and results of operations, below), changes in consumer spending habits and other factors, or the failure of unemployment levels to improve at the same pace as general economic conditions, which may constrain demand for our products and adversely affect our financial condition and results of operations.

As in prior years, in 2012, approximately 90 percent of our vehicle sales were to customers in the U.S., Canada and Mexico. In the U.S., where we sell most of the vehicles we manufacture, industry-wide vehicle sales declined from 16.5 million vehicles in 2007 to 10.6 million vehicles in 2009. After several years of gradual economic recovery, U.S. vehicle sales reached 14.8 million in 2012, and Chrysler Group’s U.S. sales exceed Old Carco’s U.S. sales for 2008. We believe the growth in our sales occurred largely because of our significant investments in vehicle design, engineering and manufacturing through which we broadened and upgraded our product portfolio. Overall, however, economic recovery in North America has been slower and less robust than many industry analysts predicted. This limited recovery in vehicle sales may not be sustained. For instance, renewed weakness in the U.S. new home construction market would likely depress sales of pick-up trucks, one of our strongest selling products, representing approximately 17 percent of our U.S. vehicle sales in 2012 and 19 percent of our U.S. vehicle sales in the nine months ended September 30, 2013. In addition, such recovery may be partially attributable to the pent-up demand and average age of vehicles on the road following the extended economic downturn so there can be no assurances that continuing improvements in general economic conditions or employment levels will lead to corresponding increases in industry-wide vehicles sales. As a result, we may experience further declines in vehicle sales in the future, and we may not realize a sufficient return on the investments we have made or that we plan to make in the future. As a result, our financial condition and results of operations would be materially affected.

Although we are increasing our vehicle sales outside of North America, we anticipate that our results of operations will continue to depend substantially on vehicle sales in the North American markets. Our vehicle sales in North America will therefore continue to be critical to our plans to maintain and improve current levels of profitability. Our principal competitors, including General Motors Company, Ford Motor Company and Toyota Motor Sales, U.S.A., Inc., however, are more geographically diversified and are less dependent on sales in North America. As a result, any decline in demand in the North American market would have a disproportionately large negative effect on our vehicle sales and profitability relative to our principal competitors, whose vehicle sales are not similarly concentrated.

We may not be successful in increasing our vehicle sales outside of North America, and if we do increase our vehicle sales outside of North America we will be exposed to additional risks of operating in different regions and countries.

We generate a small, but growing, proportion of our vehicle sales outside of North America, with approximately 10 percent of our vehicle sales occurring outside North America in 2012 and the nine months ended September 30, 2013. Currently we have very limited manufacturing operations outside of North America and substantially rely on exporting vehicles made in North America to generate vehicles sales outside of North America. This makes us particularly vulnerable to increases in import restrictions and other trade barriers as well as foreign currency exchange rate changes. For example, decisions by Brazil and Argentina to terminate their respective free trade agreements with Mexico and impose import quotas has impacted our plans to leverage our manufacturing capacity in Saltillo, Mexico, where we will make the all-new ProMaster commercial van as part of our Ram lineup, to manufacture additional commercial vans for Fiat to sell under the Ducato name plate in Brazil. One of our longer-term strategic objectives is to capitalize on opportunities presented by the Fiat-Chrysler Alliance, and we intend to actively pursue growth opportunities in a number of markets outside North America. To the extent that we seek to leverage Fiat’s international network and reach, we may have conflicts with Fiat as to the appropriate allocation of risks and benefits of growing in international markets. On the other hand, if we seek to expand internationally on our own, we may be unable to profitably capitalize on opportunities that may arise in light of the significant capital requirements to establish a production base and distribution network, and other risks of expanding internationally, particularly from a low base.

Expanding our operations and vehicle sales internationally may subject us to additional regulatory requirements and cultural, political and economic challenges, including the following:

•	securing relationships to help establish our presence in local markets, including distribution and vehicle finance relationships;

•	hiring and training personnel capable of marketing our vehicles, supporting dealers and retail customers, and managing operations in local jurisdictions;

•	identifying and training qualified service technicians to maintain our vehicles, and ensuring that they have timely access to diagnostic tools and parts;

•	localizing our vehicles to target the specific needs and preferences of local consumers, including with respect to vehicle safety, fuel economy and emissions, which may differ from our traditional retail customer base in North America;

•	implementing new systems, procedures and controls to monitor our operations in new markets;

•	multiple, changing and often inconsistent enforcement of laws and regulations;

•	satisfying local regulatory requirements, including those for vehicle safety, content, fuel economy or emissions;

•	competition from existing market participants that have a longer history in, and greater familiarity with, the local markets we enter;

•	differing labor regulations and union relationships;

•	consequences from changes in tax laws;

•	tariffs and trade barriers;

•	laws and business practices that favor local competitors;

•	anti-corruption and anti-bribery laws;

•	fluctuations in currency exchange rates;

•	extended payment terms and the ability to collect accounts receivable;

•	imposition of limitations on conversion of foreign currencies into U.S. dollars, or USD, or remittance of dividends and other payments by foreign subsidiaries; and

•	changes in a specific country’s or region’s political or economic conditions.

For example, the Venezuelan legislature has recently passed a law, which is awaiting approval by the Venezuelan President, that imposes price controls on new and used vehicles in an attempt to slow inflation. Once enacted, the new law would make it unlawful to sell a new or used vehicle above the maximum price set for such vehicle by the Venezuelan government. In addition to the limitation on our ability to access and transfer liquidity out of Venezuela as a result of certain Venezuelan foreign currency exchange regulation, see —Laws, regulations or governmental policies in foreign countries may limit our ability to access our own funds, below, such cap on vehicle prices and the general economic and political instability in Venezuela may significantly limit our ability to continue our existing operations in Venezuela.

Moreover, for the past several years, sustained economic weakness in several European countries has slowed our plans to sell more vehicles through the Fiat dealer network in that region.

If we fail to address these challenges and other risks associated with international expansion, we may encounter difficulties implementing our strategy, which could impede our growth or harm our operating results.

Meeting our objective of increasing our vehicle sales outside North America is largely dependent upon access to Fiat’s network of distribution arrangements, manufacturing capacity and local alliance partners.

We are heavily focused on North America and have not yet been able to establish any significant presence in some of the fastest growing automotive markets, specifically China, India and Brazil. To capitalize on growth opportunities in markets outside North America profitably, we will likely need to leverage Fiat’s infrastructure of distribution arrangements, manufacturing facilities and local alliance partners because the alternative of developing our own infrastructure would be time consuming, capital intensive, inefficient and risk prone.

Our international growth ambitions may conflict with Fiat’s interests in the regions in which we may wish to increase sales, particularly in Latin America where Fiat has a history of successful operations and in other emerging markets, such as China, where Fiat has invested significant resources to develop local infrastructure and alliance partners to facilitate its own successful product launches.

Fiat may seek to recoup some of its historic investment in developing these markets in connection with providing us access to Fiat’s infrastructure or relationships in these international markets which may make our efforts to increase sales in these regions less profitable. We may also be unable to successfully implement our international growth strategy alongside Fiat on terms that do not disproportionately benefit Fiat.

Our future success depends on our continued ability to introduce new and refreshed vehicles that appeal to a wide base of consumers and to respond to changing consumer preferences, quality demands, economic conditions, and government regulations. In addition, we must continue to successfully and timely execute our ambitious launch program designed to substantially refresh and expand our vehicle portfolio, to realize a return on the significant investments we have made, to sustain market share and to achieve competitive operating margins.

Until 2011, our vehicle portfolio had fewer new or significantly refreshed vehicle models than many of our competitors, largely due to capital constraints experienced by Old Carco over the period from 2007 to 2009 and in the years immediately preceding that period. Our relative lack of new or significantly refreshed product offerings during this period continues to have an adverse effect on our vehicle sales, market share, average selling price and profitability. Until the launch of the Dodge Dart in 2012, we did not have an entry in the compact sedan segment, which is the second largest vehicle segment in the U.S. In addition, we did not have competitive entries in either the mid-size sedan segment (the largest segment in the U.S.) or mid-size sport utility vehicle, or SUV, segment (the largest SUV segment in the U.S.). Since we began operations in mid-2009, we have significantly upgraded, updated and broadened our product offerings to meet consumers’ changing demands and expectations as described in detail under Business —Chrysler Group Overview —Products. In order to meet these goals, we invested heavily in vehicle, engine and powertrain design, engineering and manufacturing. These investments have accelerated in 2012 and 2013, reducing our Free Cash Flow significantly. Our ability to realize acceptable returns on these investments will depend in large part on consumers’ acceptance of our new or significantly refreshed vehicles, as well as our ability to timely complete the aggressive launch schedule we have planned without sacrificing quality. See —Vehicle defects may delay vehicle launches, or increase our warranty costs, below. For a description of our Free Cash Flow, see Management’s Discussion and Analysis of Financial Condition and Results of Operations —Non-GAAP Financial Measures.

We undertake significant market research and testing prior to developing and launching new or significantly refreshed vehicles. Nevertheless, market acceptance of our products depends on a number of factors, many of which are outside of our control and require us to anticipate consumer preferences and competitive products several years in advance. These factors include the market perception of styling, safety, reliability, capability and cost of ownership of our vehicles as compared to those of our competitors, as well as other factors that affect demand, including price competition and financing or lease programs. If we fail to continue to introduce new and/or significantly refreshed vehicles that can compete successfully in the market, or if we fail to successfully reduce our concentration in vehicle segments with declining consumer preferences, our financial condition and results of operations could deteriorate.

Competition has traditionally been intense in the automotive industry and has intensified further in recent years, including in the utility vehicle, minivan and truck segments that historically have represented most of our U.S. vehicle sales. For 2012 and the nine months ended September 30, 2013, these segments accounted for approximately 70 percent and 68 percent, respectively, of our vehicle sales in the U.S. whereas, for the overall U.S. market, utility vehicle, minivan and truck sales accounted for only about 52 percent and 53 percent, respectively. In prior years, our competitors had been successful in introducing new vehicles in these segments that have taken market share away from us. At times, consumer preference has shifted away from these vehicles, many of which have relatively low fuel economy, due to elevated fuel prices, environmental concerns, economic conditions, governmental actions or incentives, and other reasons, adversely affecting our overall market share and profitability. Despite our heavy cadence of new vehicle introductions since mid-2009, we still have fewer competitive passenger cars and utility vehicles, particularly smaller, fuel-efficient vehicles, than our competitors. Therefore, a return to higher fuel prices, continued volatility in fuel prices or fuel shortages, particularly in the U.S. could have a disproportionate effect on our vehicle sales as compared to our competitors.

If our new or significantly refreshed products are not received favorably by consumers, our vehicle sales, market share and profitability will suffer. If we are required to cut capital expenditures due to insufficient vehicle sales and profitability or if we decide to reduce costs and conserve cash, our ability to continue our program of improving and updating our vehicle portfolio and keeping pace with product and technological innovations introduced by our competitors will be diminished, which may further reduce demand for our vehicles.

Product development cycles can be lengthy, and there is no assurance that new designs will lead to revenues from vehicle sales, or that we will be able to accurately forecast demand for our vehicles, potentially leading to inefficient use of our production capacity, which could harm our business.

It generally takes two years or more to design and develop a new product, and there may be a number of factors that could lengthen that schedule. Because of this product development cycle and the various elements that may contribute to consumers’ acceptance of new vehicle designs, including competitors’ product introductions, fuel prices, general economic conditions, changes in perceptions about our brands’ images and changes in styling preferences, we cannot be certain that an initial product concept or design that appears to be attractive will result in a production model that will generate sales in sufficient quantities and at high enough prices to be profitable. If our designs do not result in the development of products that are accepted in the market, our financial condition and results of operations may be adversely affected. Additionally, our high proportion of fixed costs, both due to our significant investment in property, plant and equipment as well as the requirements of our collective bargaining agreements, which limit our flexibility in quickly calibrating personnel costs to changes in demand for our products, further exacerbate the risks associated with incorrectly assessing demand for our vehicles.

The North American automotive industry has undergone substantial restructuring over the past several years, resulting in widespread consolidation among vehicle manufacturers and suppliers. This restructuring was aimed largely at reducing the substantial excess capacity that existed throughout the automotive supply chain prior to 2009. While the industry’s successful reduction in capacity has lowered break-even production rates, many companies are still adjusting to these changes and have limited access to capital. Accordingly, there is currently little available capacity for certain materials, parts and components to respond in the short term to an unanticipated increase in demand. For the past three years, we have encountered challenges in our operations with:

•	Our ability to rapidly increase production levels inhibited by our suppliers’ inability to provide greater than forecasted volumes of raw materials and components, and those suppliers’ inability to increase their own production rapidly enough to meet our demand, particularly in light of our industry’s focus on just-in-time inventory systems;

•	Launch delays for certain of our vehicles due to technical challenges, particularly the Jeep Grand Cherokee, Ram Heavy Duty and Jeep Cherokee in 2013, and daily part supply issues due to our plants and suppliers operating at or in excess of full capacity, have resulted in lost production compared to our original planning assumptions; and

•	Increased costs due to employee overtime, expedited procurement of raw materials and parts, component banking costs, and other expenditures, all of which have driven up costs for manufacturing and logistics and, which, if not addressed, may further impact our profitability over the long term.

These rapid increases in manufacturing volumes may also adversely affect our manufacturing quality, partly due to the challenge of hiring, training and overseeing a growing workforce. Such downturns in quality could delay production and deliveries, or could generate product recalls and warranty claims. These results could reduce our margins and adversely impact consumer satisfaction. In addition, we may not be able to properly repair or maintain our equipment in these conditions, which could cause us to lose valuable manufacturing capability in the long run.

If, on the other hand, demand does not develop as we forecast, we could have excess inventory, and we may need to increase sales incentives to sell off inventory, and/or take impairments or other charges. Furthermore, increases in manufacturing volumes to meet forecasted demand may require increases in fixed and other costs, and without a corresponding increase in vehicle sales, our profitability and cash flow could decline. Lower than forecasted demand could also result in excess manufacturing capacity and reduced manufacturing efficiencies, which could reduce margins and profitability.

Constraints on our ability to increase production capacity using our existing manufacturing facilities may limit our vehicle sales and growth opportunities without significant capital expenditures to increase our manufacturing capacity.

Our ability to increase vehicle sales depends on our manufacturing facilities’ capacity to meet demand for our vehicles. If we are not able to adjust our manufacturing capacity to meet rising demand for our products, our prospects for growth and our operating results will be adversely affected. In 2012, our North American assembly manufacturing facilities were operating, on average, at 106 percent of Harbour capacity (the capacity of two eight-hour shifts a day for 235 workdays per year, a common manufacturing metric of productivity) and some of our manufacturing facilities have already reached their maximum production capacity (three shifts or crews and maximum overtime). In the future, we may only be able to increase our vehicle output for certain vehicles by making significant capital investments in new or expanded manufacturing facilities, or by relying on available manufacturing capacity of other parties—including Fiat— however our ability to use such manufacturing capacity of other parties is dependent on such other parties having open capacity that they do not have plans to utilize, and is also dependent on our ability to reach agreement with such parties on commercial terms and conditions, including economics, for the use of such manufacturing capacity.

Our ability to achieve cost reductions and to realize production efficiencies is critical to maintaining our competitiveness and long-term profitability.

We are continuing to implement a number of cost reduction and productivity improvement initiatives in our automotive operations, through the Fiat-Chrysler Alliance and otherwise, including, for example, increasing the number of our vehicles that are based on common platforms, reducing our dependence on sales incentives offered to dealers and consumers, leveraging our purchasing capacity and volumes with Fiat’s and implementing World Class Manufacturing, or WCM, principles. Our future success depends upon our ability to implement these initiatives throughout our operations. In addition, while some of the productivity improvements are within our control, others depend on external factors, such as commodity prices, supply capacity limitations, or trade regulation. These external factors may impair our ability to reduce our costs as planned, and we may sustain larger than expected production expenses, materially affecting our business and results of operations. Furthermore, reducing costs may prove difficult due to our focus on introducing new and improved products in order to meet consumer expectations.

The automotive industry is highly competitive. Our competitors’ efforts to increase their share of vehicle sales could have a significant negative impact on our vehicle pricing, market share and operating results.

The automotive industry is highly competitive, particularly in the U.S., our primary market. Our competitors, particularly those who are better capitalized, with larger market shares and with captive finance companies, may respond to negative market conditions by not only adding vehicle enhancements and offering option package discounts to make their vehicles more attractive but also providing subsidized financing or leasing programs, offering price rebates or other sales incentives or by reducing vehicle prices in certain markets. We may not be able to take similar actions or be able to sustain such actions without significantly eroding our margins and financial performance even if we are able to maintain market share. In addition, manufacturers in countries such as China and India, which have lower production costs, have announced that they intend to export lower-cost automobiles to established markets, including North America. With excess manufacturing capacity growing in Europe, historically higher-priced, desirable vehicles from that region may become available for sale in North America at lower prices. These actions have had, and are expected to continue to have, a significant negative impact on our vehicle pricing, market share, and operating results, and present a significant risk to our ability to improve or even maintain our average selling price per vehicle.

Offering desirable vehicles that appeal to consumers can mitigate the risks of increased price competition, but vehicles that are perceived to be less desirable, whether in terms of price, quality, styling, safety, fuel efficiency or other attributes, can exacerbate these risks.

Dealer sourcing and inventory management decisions could adversely affect sales of our vehicles and service parts.

We sell most of our vehicles and service parts through our dealer network. Our vehicle and service part sales depend on the willingness and ability of our dealer network to purchase vehicles and service parts for resale to consumers. Our dealers’ willingness and ability to make these purchases depends, in turn, on the rate of their retail vehicle sales, as well as the availability and cost of capital and financing necessary for dealers to acquire and hold inventories for resale. The dealers carry inventories of vehicles and service parts in their ongoing operations and they adjust those inventories based on their assessment of future sales prospects, their ability to obtain wholesale financing and other factors. Certain of our dealers may also carry products or operate separate dealerships that carry products of our competitors and may focus their inventory purchases and sales efforts on products of our competitors due to industry and product demand or profitability. These inventory and sourcing decisions can adversely impact our sales, financial condition and results of operations.

Availability of adequate financing on competitive terms for our dealers and consumers is critical to our success. Our lack of a captive finance company could place us at a competitive disadvantage to other automakers that may be able to offer consumers and dealers financing and leasing on better terms than our customers and dealers are able to obtain. In lieu of a captive finance company, we will depend on our relationship with SCUSA to supply a significant percentage of this financing, and we continue to depend on our former partner, Ally, as we transition to the new SCUSA relationship.

Our dealers enter into wholesale financing arrangements to purchase vehicles from us to hold in inventory to facilitate vehicle sales, and retail customers use a variety of finance and lease programs to acquire vehicles. Leasing volumes for our vehicles are significantly below market levels. Our inability to offer competitive leases may negatively impact our vehicle sales volumes and market share. Our results of operations therefore depend on establishing and maintaining appropriate sources of financing for our dealers and retail customers.

Unlike most of our competitors who operate and control affiliated finance companies, we do not have a finance company dedicated solely to our operations. Our competitors with dedicated or wholly-owned finance companies may be better able to implement financing programs designed principally to maximize vehicle sales in a manner that optimizes profitability for them and their finance companies on an aggregate basis, including with respect to the amount and terms of the financing provided. If such competitors offer retail customers and dealers financing and leasing on better terms than our dealers are able to obtain, consumers may be more inclined to purchase or lease our competitors’ vehicles and our competitors’ dealers may be better able to stock our competitors’ products, each of which could adversely affect our results of operations. In addition, unless financing arrangements other than for retail purchase continue to be developed and offered by banks to retail customers in Canada, our lack of a captive finance company could present a competitive disadvantage in Canada, since banks are restricted by law from providing retail lease financing in Canada.

On May 1, 2013, Santander Consumer USA Inc., or SCUSA, began serving as our private-label financing provider under the Chrysler Capital brand name and managing retail and wholesale financing needs for our dealers and retail customers following the termination of our relationship with Ally Financial Inc., or Ally, in April 2013. Our decision to transition our financing services relationship to SCUSA and to develop a private-label financing solution subjects us to significant risks, particularly in the short term as SCUSA ramps up its operations to serve the financing needs of our dealers and retail customers. If SCUSA is unable to timely provide an acceptable level of service including response time, approval rates and a full range of competitive financing products at competitive rates, our vehicle sales may suffer. As of September 30, 2013, SCUSA was providing wholesale lines of credit to less than two percent of our dealers in the U.S. and as of December 31, 2012, Ally was providing wholesale lines of credit to approximately 51 percent of our dealers in the U.S. Ally has continued to provide dealer financing since the termination of our relationship with them, though they are no longer obligated to provide such financing. In accordance with the terms of the Auto Finance Operating Agreement that we signed with Ally in August 2010, or Ally Agreement, we remain obligated to repurchase Ally-financed U.S. dealer inventory that was acquired on or before April 30, 2013 upon certain triggering events and with certain exceptions. As of September 30, 2013, the maximum potential amount of future payments required to be made to Ally under this guarantee was approximately $1.0 billion and was based on the aggregate repurchase value of eligible vehicles financed by Ally in our U.S. dealer stock. The fair value of the guarantee was less than $0.1 million at September 30, 2013.

Any financing services provider, including SCUSA, will face other demands on its capital, including the need or desire to satisfy funding requirements for dealers or customers of our competitors as well as liquidity issues relating to other investments. Furthermore, SCUSA is highly dependent on its relationship with Banco Santander, S.A. for funding. Also, because SCUSA is not a depository institution, SCUSA does not have access to low cost insured deposit funding, but is subject to certain state licensing regimes and various operational compliance requirements that lenders who are depository institutions do not face. SCUSA is sensitive to regulatory changes that may increase its costs through stricter regulations or increased fees pursuant to such regulations. If SCUSA fails to adequately comply with regulations, or faces a significant increase in compliance costs or fees, SCUSA’s ability to provide competitive financing products to our dealers and retail customers may suffer. Therefore, SCUSA may not have the capital and liquidity necessary to support our vehicle sales, and even with sufficient capital and liquidity, they may apply lending criteria in a manner that will adversely affect our vehicle sales.

Additionally, a relatively high percentage of the customers who seek financing may not qualify for conventional automotive finance products as a result of, among other things, a lack of or adverse credit history, low income levels and/or the inability to provide adequate down payments. If interest rates increase substantially or if financing service providers, including SCUSA, tighten their lending standards or restrict their lending to certain classes of credit, consumers may not be able to obtain financing to purchase or lease our vehicles.

To the extent that either SCUSA is unable or unwilling to provide sufficient financing at competitive rates to our dealers and consumers, or we encounter challenges in our transition from Ally to Chrysler Capital, our dealers and consumers may not have sufficient access to such financing. As a result, our vehicle sales and market share may suffer, which would adversely affect our financial condition and results of operations.

Ally has commenced litigation against SCUSA alleging infringement of intellectual property by SCUSA in connection with its financing arrangement with us. To the extent that the outcome of this litigation is adverse to SCUSA, SCUSA may have difficulty fulfilling its obligations to us, which could have a material adverse effect on our business, results of operations and financial condition.

In September 2013, Ally sued SCUSA alleging breaches of copyright and misappropriation of trade secrets in connection with SCUSA’s provision of financing solutions to our dealers and retail customers. This litigation is pending in U.S. federal court. An outcome that is adverse to SCUSA may impair SCUSA’s ability to provide the services contemplated by our agreement. In particular, the allegations relate to intellectual property which SCUSA currently uses in the provision of financing under the Chrysler Capital brand name. If SCUSA is prevented from utilizing this intellectual property, its ability to provide services may be impaired unless and until it produces new materials outside the scope of the litigation. In addition, if the litigation results in a judgment which is materially adverse to SCUSA, it may impair SCUSA’s ability to support our vehicle sales.

Vehicle sales depend heavily on adequacy of vehicle financing options, which have been at historically low interest rates. To the extent that interest rates for vehicle financing rise, consumers may be unable to afford vehicles as a result of higher interest payments, or we may need to increase our use of subvention programs to maintain or increase our vehicle sales, either of which would adversely affect our financial condition and results of operations.

Financing for new vehicle sales has been available at relatively low rates for several years and rates are generally predicted to rise over the next several years. The low interest rates available to consumers to finance vehicles have resulted in lower monthly payments for such vehicles. Our agreement with SCUSA provides that SCUSA will use best efforts to charge consumers interest rates that are competitive in the market place. To the extent that interest rates rise generally in the U.S., market rates for new vehicle financing are expected to rise as well. This would result in consumers paying a higher monthly payment for the same amount financed, which may decrease the number of vehicles that consumers are able to afford or steer consumers to less expensive vehicles, adversely affecting our financial condition and results of operations. Furthermore, because many of our customers have relatively low credit scores and may therefore be more sensitive to changes in the availability and adequacy of financing and macroeconomic conditions than more affluent customers, our vehicle sales may be disproportionately affected by changes in financing conditions relative to the vehicle sales of our competitors.

Alternatively, in order to maintain our vehicle sales, we may be required to enter into additional subvention programs under our private-label financing agreement with SCUSA, or the SCUSA Agreement, or increase the amount of interest rates we subsidize in our subvention programs. See Business —Chrysler Group Overview —Dealer and Customer Financing for a description of the practice of subvention. In the case of subvention programs, we subsidize interest rates or cash payments at the inception of a financing arrangement. In the event we added additional subvention programs or increased the amount of the subsidy on any subvention program in order to keep the rates paid by our customers in line with current rates following a rise in market interest rates, our payments to SCUSA would increase under the terms of the SCUSA Agreement, which would adversely affect our financial condition and results of operations.

Our business plan depends, in part, on reducing the extent to which we depend on dealer and retail incentives to sell vehicles, and our ability to modify these market practices is uncertain.

The intense competition and limited ability to reduce fixed costs that characterize the automotive industry has in many cases resulted in significant over-production of vehicles. These factors, together with significant excess manufacturing capacity, have driven manufacturers, including us, to rely heavily on sales incentives to drive vehicle sales. These incentives have included both dealer incentives, typically in the form of dealer rebates or volume-based awards, as well as retail incentives in a variety of forms, including subsidized financing, price rebates and other incentives. As part of the 2010-2014 Business Plan, we are attempting to reduce our reliance on incentives, which might negatively affect our sales volumes. If, despite our efforts, we are unable to reduce our reliance on short-term sales incentives, and maintain price discipline, our financial condition and results of operations may be adversely affected.

Vehicle defects may delay vehicle launches, or increase our warranty costs.

Manufacturers are required to remedy defects related to motor vehicle safety and to emissions through recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with an applicable Federal Motor Vehicle Safety Standard, or FMVSS. In addition, if we determine that a safety or emissions defect or a non-compliance exists with respect to certain of our vehicles prior to the start of production, the launch of such vehicle could be delayed until we remedy the defect or non-compliance. The costs associated with any protracted delay in new model launches necessary to remedy such defect, and the cost of providing a free remedy for such defects or non-compliance in vehicles that have been sold, could be substantial. Additionally, potential issues relating to our use of new powertrain technology in certain of our new vehicles may create delays, and the cost of remedying defects in engines and transmissions can be substantial. We are also obligated under the terms of our warranty to make repairs or replace parts in our vehicles at our expense for a specified period of time. Therefore, any failure rate that exceeds our expectations may result in unanticipated losses. Furthermore, an integral part of the 2010-2014 Business Plan is the continued refresh and growth of our vehicle portfolio, and we have committed significant capital and resources toward an aggressive launch program of completely new vehicles—on all new platforms, with additions of new powertrain and transmission technology. This is in contrast to many of our competitors with a more diverse and updated portfolio and makes us comparatively more vulnerable to launch delays. See —Our future success depends on our continued ability to introduce new and refreshed vehicles that appeal to a wide base of consumers and to respond to changing consumer preferences, quality demands, economic conditions, and government regulations. In addition, we must continue to successfully and timely execute our ambitious launch program designed to substantially refresh and expand our vehicle portfolio, to realize a return on the significant investments we have made, to sustain market share and to achieve competitive operating margins, above.

Product recalls may result in direct costs and loss of vehicle sales that could have material adverse effects on our business.

From time to time, we have been required to recall vehicles to address performance, compliance or safety-related issues. The costs we incur to recall vehicles typically include the cost of the new remedy parts and labor to remove and replace the problem parts, and may substantially depend on the nature of the remedy and the number of vehicles affected. Product recalls also harm our reputation and may cause consumers to question the safety or reliability of our products. For example, we estimate that we will incur costs of $151 million in connection with a voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty and a customer satisfaction action for the 1999-2004 Jeep Grand Cherokee, both of which we initiated following a recall request from NHTSA related to the risk of fuel tank fire from rear impact collisions. NHTSA originally requested the recall for the 1993-2004 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty, a total of approximately 2.7 million vehicles, which would have resulted in a much larger cost to the Company. NHTSA’s investigation into this matter remains open at this time and we cannot predict the time it will take for NHTSA to fully evaluate the data we provided in response to its initial recall request before closing the investigation nor whether NHTSA will issue further requests for remediation, which could further harm our reputation and result in additional direct costs.

Any costs incurred, or lost vehicle sales, resulting from product recalls could materially adversely affect our business. Moreover, if we face consumer complaints, or we receive information from vehicle rating services that calls into question the safety or reliability of one of our vehicles and we do not issue a recall, or if we do not do so on a timely basis, our reputation may also be harmed and we may lose future vehicle sales.

If our suppliers fail to provide us with the raw materials, systems, components and parts that we need to manufacture our automotive products, our operations may be disrupted which would have a material adverse effect on our business.

Our business depends on a significant number of suppliers, which provide the raw materials, components, parts and systems we require to manufacture vehicles and parts and to operate our business. We use a variety of raw materials in our business including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices for these raw materials often fluctuate. We seek to manage this exposure, but we may not always be successful in hedging these risks. See —We may be adversely affected by fluctuations in foreign currency exchange rates, commodity prices, or interest rates, below. Substantial increases in the prices for our raw materials increase our operating costs and could reduce our profitability if we cannot recoup the increased costs through increased vehicle prices or offset the impact with productivity gains. In addition, raw materials are sourced from a limited number of suppliers and from a limited number of countries. We cannot guarantee that we will be able to maintain arrangements with these suppliers and ensure our access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. For instance, in 2012, the industry wide increase in sales of vehicles in the U.S. caused some constraints in tire supply.

As with raw materials, we are also at risk for supply disruption and shortages in parts and components for use in our vehicles for many reasons including, but not limited to tight credit markets or other financial distress, natural or man-made disasters, or production difficulties. We will continue to work with our suppliers to monitor potential shortages and to mitigate the effects of any emerging shortages on our production volumes and revenues; however, there can be no assurances that these events will not have an adverse effect on our production in the future, and any such effect may be material.

Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle sales objectives and profitability. Long-term interruptions in supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle sales objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, may result in a material impact on profitability.

Many of the components, parts and systems we use are sourced from a limited number of suppliers, and in many cases exclusively from a single supplier.

We rely on specific suppliers to provide certain components, parts and systems that are required to manufacture our vehicles, and in most circumstances we rely exclusively on one such supplier. Over the past several years, we have worked to reduce or eliminate our dependence on certain suppliers that we believed were financially at risk; however, this has increased our dependence on, and the concentration of our credit risk, to our remaining suppliers. As volumes increase throughout the industry, some of our suppliers must make capital investments to keep pace with demand. Due to the long lead times for such investment, if our suppliers delay in making such investments or do not have sufficient access to capital, that could limit the ability of such suppliers to meet our full demands. Further, if our suppliers seek to increase prices to offset these capital investments, and we are unable to capture those additional costs through pricing on our vehicles, or counter with productivity gains, this may result in an impact on our profitability.

Some of our third party suppliers are located in Europe and/or have significant economic exposure to European markets, and many of them are experiencing financial difficulties reflecting the regional decline in general economic and industry conditions.

Many of our suppliers located in Europe, or whose customers are concentrated in Europe, are currently experiencing financial difficulties similar to those in North America between 2008 and 2010 due to the combination of general economic weakness, sharply declining vehicle sales and tightened credit availability in the region. When key suppliers on which we depend have experienced financial difficulties in the past, they often sought to increase prices, accelerate payments or seek other relief. Some of those suppliers have ceased doing business or sought bankruptcy court protection. Any such actions would likely increase our costs, impair our ability to meet design and quality objectives and in some cases make it difficult or impossible for us to produce certain vehicles. We may take steps to assist key suppliers to remain in business and maintain operations, but this would require us to divert capital from other needs and adversely affect our liquidity. It may also be difficult to find a replacement supplier without significant delay. As a result, we may face operational issues, including delays in vehicle production and lost sales, if any of our suppliers are unable to continue delivering supplies, which could have a material adverse effect on our business, results of operation and financial condition.

From time to time we enter into supply arrangements that commit us to purchase minimum or fixed quantities of certain parts or materials, or to pay a minimum amount to a supplier, or “take-or-pay” contracts, through which we may incur costs that cannot be recouped by vehicles sales, increases in prices for vehicles, or countered by productivity gains.

From time to time, we enter into supply contracts that require us to purchase a minimum or fixed quantity of parts, components, or raw materials to be used in the production of our vehicles. If our need for any of these parts, components, or raw materials were to lessen, we would still be required to purchase a specified quantity of the part, component, or raw materials or pay a penalty for failure to meet the minimum purchase obligation. Additionally, we have changed the way in which we do business with certain key suppliers by paying separately and as work is completed for engineering, design and development costs, rather than embedding these costs in production component or materials pricing. We believe that this shift will help financially stabilize our suppliers, help find cost efficiency through better transparency, help ensure security of supply and encourage supplier investment in our business. However, as a result, we will now bear certain of the costs of new product development years before we will realize any revenue on that new product, which reduces our liquidity. In the event that part or component production volumes are lower than forecast, or a supplier does not meet its supply obligations, we may experience financial losses that we would not otherwise have incurred under the prior payment system.

Limitations on our liquidity and access to funding may limit our ability to execute our business plan and improve our financial condition and results of operations.

Our business is capital intensive and we require significant liquidity to support the 2010-2014 Business Plan and meet other funding requirements. See Management’s Discussion and Analysis of Financial Condition and

Results of Operations —Liquidity and Capital Resources for a more detailed discussion of our liquidity and capital requirements. In addition, during periods of vehicle sales decreases, our cash flow and liquidity may be significantly negatively impacted because we typically receive revenues from vehicle sales before we are required to pay our suppliers. Any limitations on our liquidity, due to decreases in vehicle sales, the amount of or restrictions in our existing indebtedness, conditions in the credit markets, general economic conditions or otherwise, may adversely impact our ability to execute the 2010-2014 Business Plan and improve our business, financial condition and results of operations. In addition, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers and financial service providers, to do business with us, which may adversely affect our business, financial condition and results of operations.

Further, our operations have become significantly intertwined with those of Fiat, and we rely heavily upon Fiat directly and indirectly for an array of services and products. Limitations on Fiat’s liquidity, which may be due to reduced sales of their vehicles, the amount of or restrictions in their existing indebtedness, conditions in the credit markets, general economic conditions or otherwise, could reduce Fiat’s ability to provide these services and products to us or purchase goods or services as part of a joint procurement arrangement, which could jeopardize the benefits of the Fiat-Chrysler Alliance and have a material adverse effect on our business, financial condition and results of operations. In addition, FNA LLC has entered into financing arrangements with Fiat Finance North America Inc., or FFNA, a subsidiary of Fiat. We cannot guarantee that such facilities will remain available to us in the future. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —Fiat Finance North America Inc. Credit Facilities, for additional information related to these financing arrangements.

Our defined benefit pension plans are currently underfunded and our pension funding obligation could increase significantly due to a reduction in funded status as a result of a variety of factors, including weak performance of financial markets, investment risks inherent in our investment portfolio, and unanticipated changes in interest rates resulting in a decrease in the value of certain plan assets or increase in the present value of plan obligations, which could have a material adverse effect on our business, financial condition and results of operations.

Our defined benefit pension plans are currently underfunded. At the end of 2012, our defined benefit pension plans were underfunded by approximately $8.9 billion. Our pension funding obligations may increase significantly if investment performance of plan assets does not keep pace with our benefit payment obligations and we do not make additional contributions to offset these impacts. See Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —Defined Benefit Pension Plans and OPEB Plans —Contributions and Funded Status —Defined Benefit Pension Plans —Funded Status, and —Critical Accounting Estimates —Pension.

Mandatory funding obligations may increase based upon lower than anticipated returns on plan assets whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, and any changes in applicable law related to funding requirements.

Our defined benefit pension plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain of our investments, additional risks may exist, including significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and our ability to quickly rebalance illiquid and long-term investments.

To determine the appropriate level of funding and contributions to our defined benefit pension plans, as well as the investment strategy for the plans, we are required to make various assumptions, including an expected rate of return on plan assets and a discount rate used to measure the obligations under our defined benefit pension plans.

Interest rate increases generally will result in a decline in the value of investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the value of investments in fixed income securities and the present value of the obligations. We are required to re-measure our discount rate annually and did so at December 31, 2012. As a result of the discount rate change from December 31, 2011 to December 31, 2012, our pension obligations increased by approximately $3 billion. During the second quarter of 2013, we made changes to our U.S. and Canadian salaried defined benefit pension plans that reduced our pension obligations by $218 million. These changes were made primarily to comply with Internal Revenue Service, or IRS, regulations for the U.S. salaried defined benefit plans. Any reduction in investment returns or the value of plan assets or any increase in the present value of obligations may increase our pension expenses and required contributions, and as a result constrain our liquidity and materially adversely affect our financial condition and results of operations. If we fail to make required minimum funding contributions, we could be subjected to reportable event disclosure to the Pension Benefit Guaranty Corporation, as well as interest and excise taxes calculated based upon the amount of any funding deficiency.

We may be adversely affected by fluctuations in foreign currency exchange rates, commodity prices, or interest rates.

Our manufacturing and sales operations are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, commodity prices and interest rates. We monitor and manage these exposures as an integral part of our overall risk management program, which is designed to reduce the potentially adverse effects of these fluctuations. Nevertheless, changes in these market indicators cannot always be predicted or hedged. In addition, because of intense price competition, our significant fixed costs and our financial and liquidity restrictions, we may not be able to minimize the impact of such changes, even if they are foreseeable. As a result, substantial unfavorable changes in foreign currency exchange rates, commodity prices or interest rates could have a material adverse effect on our revenues, financial condition and results of operations.

Laws, regulations or governmental policies in foreign countries may limit our ability to access our own funds.

When we sell vehicles in countries other than the U.S., we are subject to various laws, regulations and policies regarding the exchange and transfer of funds back to the U.S. In rare cases, we may be limited in our ability to transfer some or all of our funds for unpredictable periods of time. In addition, the local currency of a country may be devalued as a result of adjustments to the official exchange rate made by the government with little or no notice. For instance, we are subject to the rules and regulations of the Venezuelan government concerning our ability to exchange cash or marketable securities denominated in Venezuelan bolivar, or VEF, into USD. Under these regulations, the purchase and sale of foreign currency must be made through the Commission for the Administration of Foreign Exchange, or CADIVI, at official rates of exchange and subject to volume restrictions. These factors limit our ability to access and transfer liquidity out of Venezuela to meet demands in other countries and also subject us to increased risk of devaluation or other foreign exchange losses. On December 30, 2010, the Venezuelan government announced an adjustment to the official CADIVI exchange rate, which resulted in a devaluation of our VEF denominated balances as of December 31, 2010. The Venezuelan government announced a further devaluation of the VEF relative to the USD, effective February 13, 2013, which resulted in a further devaluation of our VEF denominated balances.

Our substantial indebtedness could adversely affect our financial condition, our cash flow, our ability to operate our business and could prevent us from fulfilling our obligations under the terms of our indebtedness.

We have a substantial amount of indebtedness. As of September 30, 2013, our total debt, including the debt of our subsidiaries, was $13.5 billion (based on the outstanding principal balance of such indebtedness), excluding undrawn commitments of $1.3 billion under our revolving credit facility, or Revolving Facility. Despite our substantial amount of indebtedness, we may be able to incur significant additional debt, including secured and unsecured debt, in the future. Although restrictions on the incurrence of additional debt are contained in the terms of our $4.3 billion senior secured credit agreement, which includes a tranche B term loan (of which $2.9 billion was outstanding as of September 30, 2013), or Tranche B Term Loan, and the Revolving Facility, collectively referred to as the Senior Credit Facilities, in the indenture governing the secured senior notes due in 2019 and 2021 totaling $3.2 billion (which restricts only secured debt), or the Secured Senior Notes, in the indenture governing our senior unsecured note issued to the VEBA Trust with a face value of $4,587 million, or the VEBA Trust Note, and in our other financing arrangements, these restrictions are subject to a number of qualifications and exceptions. See Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources. The more leveraged we become, the more we are exposed to the further risks associated with substantial leverage described below.

Our debt levels and financing agreements could have significant negative consequences, including, but not limited to:

•	making it more difficult to satisfy our obligations, including our obligations with respect to the Senior Credit Facilities and the Secured Senior Notes;

•	diminishing our future earnings;

•	limiting our ability to obtain additional financing;

•	requiring us to issue debt or raise equity or to sell some of our principal assets, possibly on unfavorable terms, to meet debt payment obligations;

•	exposing us to risks that are inherent in interest rate and currency fluctuations because certain of our indebtedness bears variable rates of interest and is in various currencies;

•	subjecting us to financial and other restrictive covenants, and if we fail to comply with these covenants and that failure is not waived or cured, could result in an event of default under our indebtedness;

•	requiring us to devote a substantial portion of our available cash and cash flow to make interest and principal payments on our debt, thereby reducing the amount of cash available for other purposes, including for vehicle design and engineering, manufacturing improvements, other capital expenditures and other general corporate uses;

•	limiting our financial and operating flexibility in response to changing economic and competitive conditions or exploiting strategic business opportunities; and

•	placing us at a disadvantage compared to our competitors that have relatively less debt and may therefore be better positioned to invest in design, engineering and manufacturing improvements.

If our debt obligations materially hinder our ability to operate our business and adapt to changing industry conditions, we may lose market share, our revenues may decline and our operating results may suffer. If we do not have sufficient earnings to service our indebtedness, we may be required to refinance all or part of our indebtedness, sell assets, borrow more money or sell securities, which we may not be able to do on acceptable terms if at all.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt depends on our financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to financial and business-related factors. Our ability to refinance obligations on acceptable terms under our debt depends on these economic and competitive conditions, as well as our credit ratings, which also may be beyond our control.

Additionally, we are significantly more leveraged than our principal competitors. This reduces our flexibility in accessing capital markets and may leave our competitors in a better position than us to deal with changing consumer demands, new and potentially burdensome regulations or a significant economic downturn, which may put us at a competitive disadvantage.

Restrictive covenants in the agreements governing our indebtedness could adversely affect our business by limiting our operating and strategic flexibility.

In connection with our debt refinancing on May 24, 2011, we entered into a $4.3 billion senior secured credit agreement, or the Original Credit Agreement, which includes the Tranche B Term Loan and Revolving Facility. We also issued the Secured Senior Notes. In June 2013, we amended and restated the Original Credit Agreement to lower applicable interest rates, among other things. The amendments to the Original Credit Agreement were given effect in the amended and restated credit agreement dated as of June 21, 2013, or the Credit Agreement. Our Credit Agreement and indenture governing the Secured Senior Notes, contain restrictive covenants that limit our ability to, among other things:

•	incur or guarantee additional secured and unsecured indebtedness;

•	pay dividends or make distributions or purchase or redeem capital stock;

•	make certain other restricted payments;

•	incur liens;

•	sell assets;

•	enter into sale and lease-back transactions;

•	enter into transactions with affiliates; and

•	effect a consolidation, amalgamation or merger.

These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions, joint ventures or other corporate opportunities. In addition, the Credit Agreement requires us to maintain a minimum ratio of borrowing base to covered debt, as well as a minimum liquidity of $3.0 billion, which includes any undrawn amounts on the Revolving Facility. Also, the Credit Agreement, and the indentures governing the Secured Senior Notes and the VEBA Trust Note, may limit our ability and the ability of our subsidiaries to incur debt. See Management’s Discussion and Analysis of Financial Condition and Results of Operation —Liquidity and Capital Resources for a further description of our indebtedness. Any new financing may include additional, and potentially more burdensome, covenants and restrictions on our operations and financial flexibility. Moreover, if we are unable to comply with the terms applicable to our indebtedness, including all the covenants under the indenture governing the Secured Senior Notes, the terms of the Credit Agreement or any of our other indebtedness, we may be in default, which could result in cross-defaults under certain of our indebtedness and the acceleration of our outstanding indebtedness and foreclosure on our mortgaged properties. If acceleration occurs, we may not be able to repay our debt as it is unlikely that we would be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us in such circumstances, it may not be available on acceptable terms. Non-compliance with our debt covenants could have a material adverse effect on our business, financial condition and results of operations.

Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced GHG emissions, may have a significant effect on how we do business and may adversely affect our results of operations.

In order to comply with government regulations related to fuel economy and emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention to these legal requirements. We expect the number and scope of these regulatory requirements, along with the costs associated with compliance, to increase significantly in the future. In the U.S., for example, governmental regulation is driven by a variety of sometimes conflicting concerns, including vehicle safety, fuel economy and environmental impact (including greenhouse gas, or GHG, emissions). Complying with these regulatory requirements despite competing policy and regulatory goals could significantly affect our plans for product development, particularly our plans to further integrate product development with our industrial partner, Fiat, and may result in substantial costs, including civil penalties, if we are unable to comply fully. They may also limit the types of vehicles we produce and sell and where we sell them, which can affect our vehicle sales and revenues. These requirements may also limit the benefits of the Fiat-Chrysler Alliance, as we expend financial, vehicle design and engineering resources to the localization of Fiat vehicle platforms and adapt other Fiat technologies for use in our principal markets in North America, where Fiat has had a limited presence in recent years.

Among the most significant regulatory changes we face over the next several years are the heightened requirements for fuel economy and GHG emissions restrictions. CAFE provisions under EISA mandate that, by 2025, car and truck fleet-wide average fuel economy must be materially higher than that required today. In addition, as a result of the recent revelation that certain automakers’ reported fuel economy ratings were higher than EPA verification testing showed, EPA has increased its scrutiny of all automakers’ fuel economy representations. This increased scrutiny could have an effect on the fuel economy ratings of certain of our vehicles, which, in turn, could affect our consumer perception and sales, and our ability to meet our CAFE and GHG emissions obligations in the long term.

The State of California, through the California Air Resources Board, or CARB, is implementing its own program to regulate vehicle emissions that would require even further improved fuel economy. This California program currently has standards established for the 2009 through 2016 model years. Some additional states and Canadian provinces have also adopted the California emissions standards.

In May 2009, President Obama announced a goal of implementing harmonized federal standards for fuel economy and GHG emissions. EPA and NHTSA issued a joint final rule to implement this new federal program in May 2010. These standards apply to passenger cars, light-duty trucks, and medium-duty passenger vehicles built in model years 2012 through 2016, and CARB has agreed that compliance with these federal emissions standards will be deemed compliance with the California emissions standards for the 2012 through 2016 model years. In the absence of these rules, we would be subject to conflicting and in some cases more onerous requirements promulgated by California and adopted by other states. Moreover, in August 2012, EPA and NHTSA issued a joint final rule, essentially drawing out the 2012-2016 rule to extend from 2017 through 2025, and in so doing increasing the GHG emissions standards, such that the car and truck fleet-wide average fuel economy must achieve 54.5 miles per gallon by 2025. As with the model year 2012-2016 rule, CARB has agreed that compliance with the joint rule will be deemed compliance with California emissions requirements. Implementation of this rule will require us to take costly design actions and implement vehicle technologies that may not appeal to consumers. In addition, if circumstances arise where CARB and EPA regulations regarding GHG emissions and fuel economy conflict, this too could require costly actions or limit the sale of certain of our vehicles in certain states. We could also be adversely affected if pending litigation by third parties outside of the automotive industry challenging EPA’s regulatory authority with respect to GHG emissions is successful and as a result, CARB were free to enforce its own GHG emissions standards.

We are committed to meeting these new regulatory requirements. While we believe that our current product plan will meet the applicable federal and California GHG/fuel economy standards established through model year 2016, our compliance is dependent on our ability to implement design and testing features that would generate GHG credits pursuant to EPA’s GHG rule for model years 2012 through 2016 and 2017 through 2025 on a credit carry-forward and carry-back basis. However, our current vehicle technology cannot yield the improvement in fuel efficiency necessary to achieve compliance with the requirements of the proposed 2017-2025 joint rule, and certain regulatory provisions dictate that our fleet of vehicles must be combined with the fleet of vehicles from our industrial partners Fiat Group Automobiles and Maserati S.p.A. for GHG and CAFE purposes. These requirements may cause additional strain on our ability to comply with the applicable fuel economy, GHG standards. If the vehicles we develop to comply with these requirements are not appealing to consumers or cannot be sold at a competitive price, we may not be able to achieve the vehicle fleet mix, depending on the type and volume of our customers’ purchases, that would enable us to meet the stringent fuel economy/GHG requirements even if our long-range projection plans out a compliant path.

Canadian federal emissions regulations largely mirror the U.S. regulations.

On June 21, 2013, the Mexican Ministry of Environment and Natural Resources issued a new final GHG regulation applicable to manufacturers and importers of light duty vehicles in Mexico. This rule is based on the model years 2012 through 2016 U.S. GHG rule described below under the caption Business —Environmental and Regulatory Matters —Vehicle Safety —Requirements in Other Regions.

The EU promulgated new passenger car carbon dioxide, or CO2, emissions regulations beginning in 2012. This directive sets an industry target for 2020 of a fleet average measured in grams per kilometer, with the requirements for each manufacturer calculated based on the average weight of vehicles across its fleet. In addition, some EU member states have adopted or are considering some form of CO2 based vehicle tax, which may affect consumer preferences for certain vehicles in unpredictable ways, and which could result in specific market requirements that are more stringent than the European Union, or EU, emissions standards. EU sales of Chrysler and Fiat vehicles are “pooled” for purposes of this EU directive. However, as sales of our vehicles, which are not as CO2 emission compliant as Fiat’s vehicles, in the EU increase due to our alliance with Fiat, the ability of the pooled fleet to comply becomes more difficult, and we may be responsible for the cost of product actions to achieve compliance if the non-compliance was our responsibility based on our agreement with Fiat.

Other countries are also developing or adopting new policies to address these issues. These policies could significantly affect our product development and international expansion plans and, if adopted in the form of new laws or regulations, could subject us to significant civil penalties or require that we modify our products to remain in compliance. Any such modifications may reduce the appeal of our vehicles to consumers.

Additionally, any new regulations could result in substantial increased costs, which we may be unable to pass through to consumers, and could limit the vehicles we design, manufacture and sell and limit the markets we can access. These changes could adversely affect our business, financial condition and results of operations. For example, pending litigation may prompt EPA to reexamine the use of selective catalyst reduction technology in diesel engines. Regulatory constraints on such use could adversely affect our ability to sell heavy-duty vehicles.

Safety standards set by regulatory authorities, as well as design, safety and quality ratings by widely accepted independent parties may have a significant negative effect on our costs and our vehicle sales.

Our vehicles must satisfy safety requirements that are developed and overseen by a variety of governmental bodies within the U.S. and in foreign countries. Our vehicles are also tested by independent vehicle rating programs such as the Insurance Institute for Highway Safety, or IIHS. In addition, independent ratings services such as Consumers Reports and J.D. Power perform reviews on safety, design and quality, which often influence consumers’ purchase decisions.

Meeting or exceeding government-mandated safety standards and improving independent safety, design and quality ratings can be difficult and costly. Often, safety requirements or desired quality and design attributes hinder our efforts to meet emissions and fuel economy standards, since the latter are often facilitated by reducing vehicle weight. The need to meet regulatory or other generally accepted rating standards can substantially increase costs for product development, testing and manufacturing, particularly if new requirements or testing standards are implemented in the middle of a product cycle, and the vehicle does not already meet the new requirements or standards.

To the extent that the ratings of independent parties are negative, or are below our competitors’ ratings, our vehicle sales may be negatively impacted.

We are exposed to ongoing litigation and other legal and regulatory actions and risks in the ordinary course of our business, and we could incur significant liabilities and substantial legal fees.

In the ordinary course of business, we face a significant volume of litigation as well as other legal claims and proceedings and regulatory enforcement actions. The results of these legal proceedings cannot be predicted with certainty, and adverse results in current or future legal proceedings may materially harm our business, financial condition and results of operations, whether because of significant damage awards or injunctions or because of harm to our reputation and market perception of our vehicles and brands. We may incur losses in connection with current or future legal proceedings that exceed any provisions we may have set aside in respect of such proceedings or that exceed any applicable insurance coverage.

Although we design and develop vehicles to comply with all applicable safety standards, compliance with governmental standards does not necessarily prevent individual or class action lawsuits, which can entail significant costs and risks. For example, whether FMVSS preempt state common law claims is often a contested issue in litigation, and some courts have found us in breach of legal duties and liable in tort, even though our vehicles comply with all applicable federal and state regulations. Furthermore, simply responding to actual or threatened litigation or government investigations regarding our compliance with regulatory standards, even in cases in which no liability is found, often requires significant expenditures of funds, time and other resources, and may cause reputational harm. Any insurance we hold currently may not be available when costs arise in the future and, in the case of harm caused by a component sourced from a supplier, the supplier may no longer be available to provide indemnification or contribution.

In addition, our vehicles may have “long-tail” exposures, including as a result of potential product recalls and product liability claims, giving rise to liabilities many years after their sale. For instance, NHTSA has indicated that it will request a safety recall where it sees an unreasonable disparity in vehicle performance or later adoption of evolving technology or design standards as compared to other vehicles in the market even though the subject vehicles met applicable standards when sold.

Taxing authorities could challenge our historical and future tax positions as well as our allocation of taxable income among our subsidiaries.

The amount of income tax we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We have taken, and will continue to take, appropriate tax positions based on our interpretation of such tax laws. While we believe that we have complied with all applicable income tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess additional taxes. Should additional taxes be assessed, this may have a material adverse effect on our results of operations and financial condition.

We conduct sales, contract manufacturing, marketing, distribution and research and development operations with affiliated companies located in various tax jurisdictions around the world. While our transfer pricing methodologies are based on economic studies that we believe are reasonable, the transfer prices for these products and services could be challenged by the various tax authorities resulting in additional tax liabilities, interest and/or penalties, and the possibility of double taxation. To reduce the risk of transfer pricing adjustments, the Company entered into an advanced pricing agreement, or APA, with Canada that is applicable through 2014. We intend to seek an extension to the Canadian APA but there can be no assurance that we will obtain such an extension.

We depend on the services of our key executives, the loss of whose skills could materially harm our business. Also, we are in the process of hiring additional employees, and we may encounter difficulties with hiring sufficient employees with critical skills, particularly in competitive specialties such as vehicle design and engineering.

Several of our senior executives, including our Chief Executive Officer, Sergio Marchionne, are important to our success because they have been instrumental in establishing our new strategic direction and implementing the 2010-2014 Business Plan. If we were to lose the services of any of these individuals this could have a material adverse effect on our business, financial condition and results of operations. We believe that these executives, in particular Mr. Marchionne, could not easily be replaced with executives of equivalent experience and capabilities.

In addition, we are currently seeking to hire employees in a number of critical areas, including vehicle design and engineering. We have experienced some difficulties in hiring and retaining highly skilled employees, particularly in competitive specialties, and we may experience such difficulties going forward. Due to the potential lack of critical skills in our employee population, we may not be able to achieve the 2010-2014 Business Plan targets in as cost-effective or efficient a manner as we have projected.

Our collective bargaining agreements limit our ability to modify our operations and reduce costs in response to market conditions.

Substantially all of our hourly employees in the U.S. and Canada are represented by unions and covered by collective bargaining agreements. We recently negotiated a new collective bargaining agreement with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, or the UAW, in 2011 and with the National Automobile, Aerospace, Transportation and General Workers Union of Canada, or the CAW (now part of Unifor), in 2012. As a practical matter, both these agreements restrict our ability to modify our operations and reduce costs quickly in response to changes in market conditions during the terms of the agreements. These and other provisions in our collective bargaining agreements may impede our ability to restructure our business successfully to compete more effectively, especially with those automakers whose employees are not represented by unions.

Work stoppages at our facilities and work stoppages at our suppliers’ facilities which result in interruptions of production may harm our business.

A work stoppage or other interruption of production could occur at our facilities or those of our suppliers as a result of disputes under existing collective bargaining agreements with labor unions, or in connection with negotiations of new collective bargaining agreements, or as a result of supplier financial distress. A work stoppage or interruption of production at our facilities or those of our suppliers due to labor disputes could negatively impact our ability to achieve vehicles sales objectives and profitability. Long-term interruptions in production which cannot be countered by productivity gains may result in a material impact on vehicle sales projections, liquidity and profitability.

We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete.

Our ability to keep our business operating effectively depends on the functional and efficient operation of our legacy and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and collection systems. We rely on these systems to make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. For any of these reasons, we may experience systems malfunctions or interruptions. Although our systems are diversified, including multiple server locations and a range of software applications for different regions and functions, and we are currently undergoing an effort to assess and ameliorate risks to our systems, a significant or large-scale malfunction or interruption of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and customers. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, financial condition and results of operations.

We are currently in the process of transitioning, retiring or replacing a significant number of our software applications at an accelerated rate, an effort that will continue in future years. These applications include, among others, our engineering, finance, procurement and communication systems. During the transition periods, and until we fully migrate to our new systems, we may experience material disruptions in communications, in our ability to conduct our ordinary business processes and in our ability to report out on the results of our operations. Though we are taking commercially reasonable steps to transition our data properly and to assess and minimize risk during this process, we may lose significant data in the transition, or we may be unable to access data for periods of time without forensic intervention. Loss of data may affect our ability to continue ongoing business processes according to the dates in the 2010-2014 Business Plan, or could affect our ability to file timely reports required by a wide variety of regulators, including the U.S. Securities and Exchange Commission, or SEC. Our ability to comply with the requirements of the Sarbanes-Oxley Act, to the extent required of us, may also be compromised.

In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our customers and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including vehicle design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our vehicle sales may suffer. We also collect, retain and use personal information, including data we gather from customers for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of ever-changing laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause consumers to purchase their vehicles from our competitors. Ultimately, any compromise in the integrity of our data security could have a material adverse effect on our business.

We may not be able to adequately protect our intellectual property rights, which may harm our business.

Our success depends, in part, on our ability to protect our intellectual property rights. If we fail to protect our intellectual property rights, others may be able to compete against us using intellectual property that is the same as or similar to our own. In addition, we cannot assure you that our intellectual property rights are sufficient to provide us with a competitive advantage against others who offer products similar to ours.

We rely upon a combination of patent, trademark, copyright and trade secret law to protect our intellectual property rights, all of which provide limited protection. However, we cannot assure you that any patents will be issued from any pending or future applications or that any issued patents will provide us with any competitive advantage or will not be challenged, invalidated or circumvented. We also cannot assure you that we will obtain any copyright or trademark registrations from any pending or future applications or that any of our copyrights or trademarks will be enforceable. We rely in some circumstances on trade secrets to protect our technology. However, trade secrets may lose their value if not properly protected. Adequate remedies may not be available in the event of the disclosure of our trade secrets and the unauthorized use of our technology.

Despite our efforts, we may be unable to prevent third parties from infringing our intellectual property and using our technology for their competitive advantage. Any such infringement and use could adversely affect our business, financial condition or results of operations. Monitoring our intellectual property rights to detect infringement can be difficult and costly, and enforcement of our intellectual property rights may require us to bring legal action. Any such litigation could be costly and time-consuming, and the result of any litigation is uncertain.

Our intellectual property is also used in a large number of foreign countries, and, in connection with the Fiat-Chrysler Alliance, we are seeking to expand our operations overseas. The laws of some countries do not offer the same protection of our intellectual property rights as do the laws of the U.S. In addition, effective intellectual property enforcement may be unavailable or limited in certain countries, making it difficult for us to protect our intellectual property from misuse or infringement there. We expect differences in intellectual property laws and enforcement to become a greater problem for us as our licensees increase their manufacturing and sales outside of the U.S. Our inability to protect our intellectual property rights in some countries may harm our business, financial condition or results of operations.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our stock price.

Reporting obligations as a public company and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. We continuously monitor and evaluate changes in our internal control over financial reporting. In connection with the Fiat-Chrysler Alliance, and in support of our drive toward common global systems, we are replacing our current finance, procurement, and capital project and investment management systems with an SAP system that was developed leveraging the SAP system Fiat currently utilizes. Our new system is being implemented in two phases. The first phase was implemented as of January 1, 2013 and we began utilizing this system to record and report our 2013 financial results. As appropriate, we continue to modify the design and documentation of internal control processes and procedures relating to the new systems to simplify and automate many of our previous processes. Our management believes that the implementation of this system will continue to improve and enhance our internal controls over financial reporting. The second phase of the implementation is expected to occur on January 1, 2014.

In addition, as a public company, in the future we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on the effectiveness of our internal control over financial reporting. As a result, we may be required to incur substantial expenses to test our systems, to make any necessary improvements, and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our listing on the New York Stock Exchange, or the NYSE, or any other stock exchange on which our common stock may be listed. Delisting of our common stock on any exchange could reduce the liquidity of the market for our common stock, which could reduce the price of our stock and increase the volatility of our stock price.

Risks Related to this Offering and Ownership of Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop, which may cause our common stock to trade at a discount from its initial offering price and make it difficult to sell the shares you purchase.

Prior to this offering, there has not been a public market for our common stock and we cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the NYSE, or otherwise, or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The initial public offering price for our common stock will be determined by negotiations between the selling stockholder and the representatives of the underwriters, following consultation and discussion with us, and may not be indicative of prices that will prevail in the open market following this offering. See Underwriting. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering and you may suffer a loss on your investment.

Following the completion of this offering, there will be a limited public float of our common stock, which may cause the price of our common stock to be volatile.

The limited number of shares of our common stock being sold by the selling stockholder will be the only shares in the public market following the completion of this offering. As such, there will be a limited “public float” of our common stock in the hands of a relatively small number of holders. Due to our relatively small public float and the limited trading volume of our common stock, purchases and sales of relatively small amounts of our common stock can have a disproportionate effect on the market price of our common stock. This volatility could prevent a stockholder seeking to sell our common stock from being able to sell it at or above the price at which the stock was bought.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume of our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to sell your shares of common stock at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common stock, or result in fluctuations in the price or trading volume of our common stock, include:

•	variations in our quarterly operating results, which, among other things, may have a more pronounced effect on us due to our substantial indebtedness relative to many of our principal competitors;

•	failure to meet the market’s earnings expectations;

•	publication of research reports about us, Fiat or the automotive industry, or the failure of securities analysts to cover our common stock after this offering;

•	departures of any members of our management team or additions or departures of other key personnel;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by stockholders;

•	changes in market valuations of similar companies;

•	adverse changes to Fiat’s business and financial condition, or to the price or trading volume of Fiat’s securities;

•	real or perceived change in the commitment of Fiat to the success of the Fiat-Chrysler Alliance or divergence in the goals of the two partners;

•	changes or proposed changes in laws or regulations, or differing interpretations thereof, affecting our business, or enforcement of these laws and regulations, or announcements relating to these matters;

•	adverse publicity about the automotive industry generally, or particular scandals, specifically;

•	litigation and governmental investigations; and

•	general market and economic conditions.

Future sales of our common stock in the public market or perception of future sales could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock available for sale after completion of this offering, or the perception that such sales could occur. We may, in the future, issue stock options or other stock grants to retain and motivate our employees. These issuances of our securities could dilute the voting and economic interests of our existing stockholders. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

We will agree with the underwriters not to issue, sell, or otherwise dispose of or hedge any shares of our common stock, subject to certain exceptions, for the             -day period following the date of this prospectus, without the prior consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Our officers, directors and certain of our other stockholders (other than public stockholders) will enter into similar lock-up agreements with the underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, at any time, release us and/or any of our officers, directors and/or stockholders from this lock-up agreement and allow us to sell shares of our common stock within this             -day period. See Underwriting.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock, including any additional sales by the VEBA Trust, may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline. See Shares Eligible for Future Sale.

The value of our shares may be influenced by the share price of our controlling stockholder, Fiat, which is also a public company, which may be beyond our control and may not reflect the underlying value of our business or our common stock.

Fiat, which is the indirect owner of the majority of our equity interests and, following the consummation of this offering, will be the indirect owner of a majority of our common stock, is a public company whose shares are traded on the Borsa Italiana in Italy. Fiat is subject to reporting and disclosure requirements that are independent from our own. Further, Fiat consolidates our financial results under International Financial Reporting Standards, or IFRS, in its financial reporting. As the indirect subsidiary of another public company, the value of our shares may be influenced by actions and events related to Fiat, including fluctuation in the trading volume or price of Fiat’s securities, which may be entirely unrelated to us but may affect the price of our common stock. Such actions or events may be beyond our control and may not reflect the underlying value of our business or of our common stock.

Anti-takeover provisions in our certificate of incorporation, by-laws and Stockholders’ Agreement and in the Delaware General Corporation Law could discourage a change of control that our stockholders may favor, which could negatively affect the market price of our common stock.

Following the consummation of the Company Conversion and this offering, the provisions in our certificate of incorporation, by-laws and Stockholders’ Agreement and in the DGCL, may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. For example, our certificate of incorporation, which will be in effect at the time this offering is consummated, will authorize the issuance of preferred stock that could be issued by the Board to thwart a takeover attempt. The market price of our common stock could be adversely affected to the extent that the provisions of our certificate of incorporation and by-laws discourage potential takeover attempts that our stockholders may favor. See Description of Capital Stock —Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and By-laws for additional information on the anti-takeover measures applicable to us.

Additionally, following the consummation of the Company Conversion and this offering, Fiat will own a majority of our common stock. If Fiat were to sell a sufficiently large portion of its interest in us, such a transaction could result in a change in control of us. The ability of Fiat to privately sell such shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to Fiat upon its private sale of our common stock.

Our by-laws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Following the consummation of the Company Conversion and this offering, our by-laws will provide that the Court of Chancery of the State of Delaware, or the Chancery Court, will be the sole and exclusive forum for (i) any derivative action brought on the Company’s behalf, (ii) any action concerning the fiduciary duties of the Company’s officers and directors, (iii) any action arising out of the DGCL or (iv) any other action involving claims concerning the Company’s internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our stockholders’ ability to pursue claims in a judicial forum that they may believe is favorable to them for disputes with us or our directors, officers, employees or other stockholders. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

If equity research analysts do not publish research or if they publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that equity research analysts publish about us or our business. We do not currently have and may never obtain research coverage by equity research analysts. If no equity research analysts commence coverage of our Company, the trading price for our common stock would be negatively impacted. If we obtain equity research analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Equity research analysts may be less likely to publish research reports regarding investment in our common stock in light of Fiat’s ownership position. Fiat’s controlling position may encourage equity research analysts to focus their efforts and attention on Fiat itself, because of the potentially greater liquidity in trading of Fiat shares and investors’ ability to gain exposure to our operations through an investment in Fiat, as well as that we are unlikely to qualify for inclusion in most stock indices in light of Fiat’s controlling position.

Fiat may seek to focus investor relations activities and market communication on the Fiat Group and limit communications regarding Chrysler to those necessary for compliance purposes which may impact our stock price and trading volumes.

Fiat, as our controlling shareholder, may seek to enhance Fiat’s visibility and stock market performance as a whole and seek to limit the impact on its shares price and trading volumes that may result from having two listed securities in different markets with exposure to Chrysler’s performance. There can be no assurance that Fiat will not seek to focus investor relations efforts and resources at the Fiat level and limit communication with investors specifically regarding Chrysler to the minimum required by the NYSE, the SEC and Chrysler’s debt instruments, which may have an adverse effect on trading prices and volumes in our shares.

Our controlling stockholder may have interests in our business that may be different than yours.

Fiat indirectly owns more than 50 percent of the voting power of our equity ownership, and will continue to own more than 50 percent of the voting power of our common stock following the consummation of the Company Conversion and this offering. Accordingly, unless Fiat disposes of a substantial portion of its shares, Fiat will continue to be able to control our business policies and affairs, including through its right to designate a majority of the Board, and to control the outcome of any matter requiring the approval of our stockholders. The concentration of ownership will also make some transactions, including mergers or other changes in control and issuances of additional equity securities, impossible without Fiat’s support. Moreover, in the event Fiat acquires 90 percent of the outstanding shares of common stock, Fiat would be able to effect a merger of the Company with Fiat without a stockholder vote, subject to certain appraisal rights provided under Delaware law. There can be no guarantee that Fiat will not pursue such a plan to achieve its objectives. It is possible that Fiat’s interests may, in some circumstances, conflict with your interests as a stockholder. For additional information about our relationships with Fiat, see Certain Relationships and Related Party Transactions —Transactions with Fiat under the Fiat-Chrysler Alliance.

Conflicts of interest between Fiat and us could arise. Some of our directors may own more stock in Fiat than our Company following this offering. Ownership interests of officers and directors of Fiat in our common stock, or a person’s service as either an officer or director of both companies, could create or appear to create potential conflicts of interest whenever those officers and directors are faced with decisions that could have different implications for Fiat and us. Potential conflicts of interest could also arise if we were to enter into or modify commercial arrangements with Fiat. Our certificate of incorporation provides that Fiat and directors designated by it will have no duty to refrain from engaging in the same or similar business activities or lines of business, doing business with any of our customers or employing or otherwise engaging any of our officers or employees.

For additional information regarding the share ownership of, and our relationship with, Fiat, refer to the information under the headings Principal Stockholders and Selling Stockholder and Certain Relationships and Related Party Transactions.

Although the VEBA Trust has determined to sell shares in this offering and has exercised its registration rights to cause this offering to occur, Fiat has indicated that it does not intend to sell shares in the offering, and, in any case we believe it is unlikely that Fiat would jeopardize its position as majority stockholder in the Company. Therefore, it is likely that Fiat’s ability to exert control over our business policies and officers will continue for the foreseeable future.

We are a “controlled company” within the meaning of the New York Stock Exchange rules, and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following the consummation of this offering, we will be a “controlled company” within the meaning of the corporate governance rules as a result of the ownership position and voting rights of Fiat following this offering. A “controlled company” is a company of which more than 50 percent of the voting power is held by an individual, group or another company. As a controlled company we may elect not to comply with certain NYSE corporate governance rules that would otherwise require the Board to have a majority of independent directors and our compensation and governance committees to be comprised entirely of independent directors. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced. See Management —Corporate Governance —Management of the Company —Board of Directors and Nominees.

Future offerings of debt securities, which would be senior to our common shares upon liquidation, or equity securities, which would dilute our existing stockholders and may be senior to our common shares for the purposes of distributions, may adversely affect the market price of our common shares.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes, secured notes and classes of preferred stock. Upon liquidation, holders of our debt securities and preferred shares and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock or both. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their proportionate ownership.

Because we do not currently intend to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than that which you paid for it.

We currently intend to retain future earnings and do not intend to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, restrictions imposed by applicable law or the SEC and other factors that the Board may deem relevant. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. See Dividend Policy and Dividends.

The Internal Revenue Service may not treat the reorganization transactions consummated in connection with the Company Conversion in a manner consistent with the intended tax treatment, which could result in material adverse tax consequences.

Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a series of transactions pursuant to which we will convert Chrysler Group LLC from a Delaware limited liability company into a Delaware corporation. See Our Structure and Company Conversion for further description of the Company Conversion, including such reorganization transactions. The Company intends to treat the reorganization transactions consummated in connection with the Company Conversion as transactions that do not result in material amounts of tax to the Company. However, we can provide no assurance that we will pursue or actually obtain rulings from the IRS regarding all of the tax consequences of consummating the Company Conversion, and accordingly, there can be no assurance that the IRS will treat the reorganization transactions consummated in connection with the Company Conversion in a manner that is consistent with the intended tax treatment. If the IRS challenged the intended treatment of such reorganization transactions, and if it succeeded in its challenge, material adverse tax consequences to the Company may result and the returns to stockholders’ investment in the Company may be adversely affected in a material manner. Nevertheless, the material U.S. federal income and estate tax consequences to potential investors of the ownership and disposition of the Company’s common stock, as described under the heading Material U.S. Federal Tax Considerations for Non-U.S. Holders of our Common Stock, will not change as a result of such reorganization transactions having a tax treatment to the Company that differs from the intended treatment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views about future events. We use the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “will,” “intend,” “may,” “plan,” “project,” “should,” “could,” “seek,” “designed,” “potential,” “forecast,” “target,” “objective,” “goal,” or the negatives of such terms or other similar expressions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under Risk Factors and elsewhere in this prospectus. These factors include, but are not limited to:

•	our ability to realize benefits from, and our dependence on, the Fiat-Chrysler Alliance;

•	potential conflicts of interest resulting from certain of our executive officers serving in similar roles for Fiat;

•	the impact of this offering on Fiat’s plans to continue expansion of the Fiat-Chrysler Alliance;

•	our profitability depends on reaching certain minimum vehicle sales volumes that may deteriorate;

•	continued elevated unemployment levels that do not recover at the same pace as economic indicators, sustained economic weakness and low consumer confidence, especially in North America, where we sell most of our vehicles;

•	our ability to increase vehicle sales outside of North America;

•	our ability to regularly introduce new or significantly refreshed vehicles that appeal to a wide base of consumers and to respond to changing consumer preferences, quality demands, economic conditions, and government regulations;

•	lengthy product development cycles and our inability to adequately forecast demand for our vehicles which may lead to inefficient use of or production capacity;

•	competitive pressures that may limit our ability to reduce sales incentives, achieve better pricing and grow our profitability;

•	the potential inability of consumers and our dealers to obtain affordably priced financing on a timely basis due to our lack of a captive finance company, and our ongoing transition to a new private-label financing provider;

•	the impact of vehicle defects and/or product recalls (including product liability claims);

•	disruption of production or delivery of new vehicles due to shortages of materials, including supply disruptions resulting from natural disasters, labor strikes or supplier insolvencies;

•	our ability to control costs and implement cost reduction and productivity improvement initiatives;

•	changes and fluctuations in the prices of raw materials, parts and components;

•	the impact of the decline in general economic and industry conditions in Europe on our European suppliers;

•	changes in foreign currency exchange rates, commodity prices and interest rates;

•	our substantial indebtedness and limitations on our liquidity that may limit our ability to execute the 2010-2014 Business Plan and could prevent us from fulfilling our obligations under the terms of our indebtedness;

•	changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety;

•	interruptions to our business operations caused by information technology systems failures arising from our transition to new, enterprise-wide software systems or from potential cyber security incidents;

•	the lack of an existing market for our common stock; and

•	fluctuation in the value of our shares caused by the share price of Fiat, which may not reflect the underlying value of our business or our common stock.

If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results, level of activity, performance or achievements may be materially different from those we express or imply by such statements. The risks described in Risk Factors of this prospectus are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and we cannot predict all such risk factors, nor can we assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those implied by any forward-looking statements. We do not intend, or assume any obligation, to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this prospectus.

OUR STRUCTURE AND COMPANY CONVERSION

Structure Prior to the Reorganization Transactions

The diagram below depicts our organizational structure before giving effect to the reorganization transactions described herein and this offering.

Prior to the reorganization transactions described below, which we refer to as the Company Conversion, the equity interests in Chrysler Group LLC consisted of Class A Membership Interests held indirectly by Fiat through its subsidiaries and by the VEBA Trust through thirteen holding companies.

Since July 2012, Fiat has exercised, through FNA LLC, call option rights to acquire three tranches of the VEBA Trust’s membership interests in Chrysler Group, each of which represents approximately 3.3 percent of Chrysler Group’s outstanding equity. Interpretation of the call option agreement is currently the subject of a proceeding in the Chancery Court filed by Fiat in respect of the first exercise of the option in July 2012. On July 30, 2013, the Chancery Court granted Fiat’s motion for a judgment on the pleadings with respect to two issues in dispute. The Chancery Court also denied, in its entirety, the VEBA Trust’s cross-motion for judgment on the pleadings. Other disputed items remain open, as the Chancery Court ordered additional discovery on these issues. Following the reorganization transactions described below, we will be a party to such litigation as successor to FNA LLC. We intend to enter into an agreement with Fiat under which Fiat will assume the management of, and responsibility for, such litigation, indemnify us for any losses we may incur in connection with such litigation and receive all the rights that we may have as a party to such litigation. Fiat will also be financially responsible for paying the consideration for the exercised options to the VEBA Trust, which will look only to Fiat for payment.

If these transactions are completed prior to this offering, FNA LLC will own 68.5 percent of the ownership interests in Chrysler Group and the VEBA Trust will own the remaining 31.5 percent.

In the event this proceeding is resolved prior to the reorganization transactions noted above, the amount of cash payments made by FNA LLC will be determined pursuant to a decision by the Chancery Court or a settlement between the parties. The parties have agreed to complete discovery in this matter in the spring of 2014 and to a trial date in the fall of 2014.

As of the date of this prospectus, Fiat held a 58.5 percent ownership interest in Chrysler Group and the VEBA Trust held the remaining 41.5 percent. See Management’s Discussion and Analysis of Financial Condition and Results of Operations —Ownership Interest in Chrysler Group.

Reorganization Transactions and Post-IPO Structure

Chrysler Group, the VEBA Trust and the underwriters will enter into an underwriting agreement that will be subject to completion of the reorganization and subsequent effectiveness of the registration statement of which this prospectus is a part.

The diagram below depicts our organizational structure immediately after the consummation of the reorganization transactions in the Company Conversion and this offering.

Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a series of transactions pursuant to which we will convert Chrysler Group LLC from a Delaware limited liability company into a Delaware corporation. First, the thirteen VEBA holding companies will be acquired by and then merged with and into FNA LLC in exchange for membership interests in FNA LLC, resulting in the VEBA Trust holding              percent of the membership interests in FNA LLC and Fiat and its subsidiaries holding              percent of the membership interests in FNA LLC. Next, Chrysler Group LLC, a Delaware limited liability company, will convert into Chrysler Group Corporation, a Delaware corporation, and FNA LLC, the sole member of Chrysler Group LLC at such time, will receive                  shares of our common stock in exchange for its membership interests in Chrysler Group LLC. Immediately following such conversion, FNA LLC will merge with and into Chrysler Group Corporation, with Chrysler Group Corporation surviving the merger, and Fiat and the VEBA Trust will receive shares of our common stock in exchange for their respective equity interests in FNA LLC.

Upon consummation of the Company Conversion and this offering, Fiat, the VEBA Trust and our public stockholders will each own approximately      percent,      percent and      percent of our common stock, respectively (assuming that the underwriters do not exercise their option to purchase additional shares).

USE OF PROCEEDS

The selling stockholder will receive all of the net proceeds from this offering, after deducting underwriting discounts and commissions. We will not receive any proceeds from the sale of shares in this offering, including any proceeds from the sale of shares by the selling stockholder pursuant to an exercise by the underwriters of their option to purchase additional shares. See Principal Stockholders and Selling Stockholder for additional info regarding the selling stockholder.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2013:

•	on an actual basis for Fiat North America LLC and its consolidated subsidiaries; and

•	on an as-adjusted basis for Chrysler Group Corporation and its consolidated subsidiaries after giving effect to the consummation of this offering and the Company Conversion as described under Our Structure and Company Conversion. We expect that there will be no incremental change to our capitalization resulting solely from this offering.

You should read the following table in conjunction with the consolidated financial statements and related notes, Use of Proceeds, Summary Selected Historical Consolidated Financial and Other Data, Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this prospectus.

	September 30, 2013
	Actual	As Adjusted
	(in millions of dollars)
Cash and cash equivalents	$11,781	$

Financial Liabilities:
VEBA Trust Note	$4,715	$
Tranche B Term Loan	2,910
Secured Senior Notes due 2019	1,500
Secured Senior Notes due 2021	1,700
Canadian Health Care Trust Notes	956
Mexican development banks credit facilities	588
Fiat Finance North America term loan facilities	400
Capital lease obligations	353
Other financial obligations	263

Total Financial Liabilities	$13,385	$
Total members’ interest (1)	5,857

Total Capitalization	$19,242	$

(1)	Prior to the Company Conversion, the Company’s equity consists of membership interests in a limited liability company. Following the Company Conversion, the Company will be organized as a corporation and its equity will be reflected as stockholders’ equity.

DIVIDEND POLICY AND DIVIDENDS

We do not intend to pay any dividends in the foreseeable future, but the Board retains the discretion to declare and pay all future dividends, if any. In determining the amount of any future dividends, the Board will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements. See Risk Factors —Risks Related to this Offering and Ownership of Our Common Stock —Because we do not currently intend to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than that which you paid for it.

Fiat currently has, and following the consummation of this offering, will retain the right to designate, and the ability to elect, a majority of the directors on the Board. See Management —Corporate Governance —Management of the Company. Therefore, Fiat may effectively control our decision whether to pay dividends.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following sets forth selected financial data of FNA (Successor), Chrysler Group (Predecessor A) and Old Carco (Predecessor B). The selected financial data has been derived from:

•	FNA’s accompanying condensed consolidated financial statements as of September 30, 2013 and for the three and nine months ended September 30, 2013 and 2012 (Successor);

•	FNA’s accompanying audited consolidated financial statements as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and the period from May 25, 2011 to December 31, 2011 (Successor); and for the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 (Predecessor A);

•	Chrysler Group’s audited consolidated financial statements as of December 31, 2009 and for the period from June 10, 2009 to December 31, 2009 (Predecessor A), which are not included in this prospectus; and

•	Old Carco’s audited consolidated financial statements as of June 9, 2009 and December 31, 2008 and for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008 (Predecessor B), which are not included in this prospectus.

The accompanying condensed consolidated financial statements as of September 30, 2013 and for the three and nine months ended September 30, 2013 and 2012 (Successor) have been prepared on the same basis as FNA’s accompanying audited consolidated financial statements and include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the condensed consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for a full year or any future interim period.

Fiat North America LLC was formed on May 14, 2009 and through a series of transactions and events, became the primary beneficiary of Chrysler Group LLC, which is a variable interest entity, or VIE, on May 25, 2011. As a result, a new basis of accounting was created. As FNA LLC succeeded to substantially all of the business of Chrysler Group, and FNA LLC’s own operations before the succession were insignificant relative to Chrysler Group’s operations, Chrysler Group represents Predecessor A to FNA for accounting and financial reporting purposes.

Chrysler Group LLC was formed on April 28, 2009. On June 10, 2009, Chrysler Group purchased the principal operating assets and assumed certain liabilities of Old Carco and its principal domestic subsidiaries, in addition to acquiring the equity of Old Carco’s principal foreign subsidiaries, in the 363 Transaction approved by the bankruptcy court. Old Carco represents Predecessor B to FNA for accounting and financial reporting purposes.

For financial reporting purposes, FNA is referred to as the Successor prior to the consummation of the Company Conversion summarized above and discussed in Our Structure and Company Conversion. Subsequent to the Company Conversion, Chrysler Group Corporation will assume FNA’s accounting basis for financial reporting purposes and will be the ultimate successor to Chrysler Group. Chrysler Group is referred to as Predecessor A and Old Carco is referred to as Predecessor B.

You should read the following selected historical consolidated financial data together with Risk Factors, Our Structure and Company Conversion, Prospectus Summary —Summary Selected Historical Consolidated Financial and Other Data, Unaudited Pro Forma Condensed Consolidated Financial Information, Management’s Discussion and Analysis of Financial Condition and Results of Operations and the historical consolidated financial statements and the related notes included elsewhere in this prospectus.

Comparability of Financial Information

Comparability of FNA and Chrysler Group Financial Information

On May 25, 2011, FNA LLC became the primary beneficiary of Chrysler Group LLC, which is a VIE. The consolidation of Chrysler Group was accounted for as a business combination, achieved in stages, using the acquisition method of accounting. In accordance with the acquisition method, FNA LLC recognized the acquired assets and assumed liabilities at their acquisition date fair values, with certain exceptions as provided in the applicable accounting guidance. FNA does not have significant operations, other than those of Chrysler Group and its consolidated subsidiaries, and its accounting policies are the same as Chrysler Group’s. FNA LLC’s consolidation of Chrysler Group on May 25, 2011 established a new accounting basis. Therefore, in addition to separately presenting financial information for the 2011 Predecessor A and Successor periods, we have prepared unaudited pro forma financial information for the year ended December 31, 2011 by applying unaudited pro forma adjustments to Chrysler Group’s consolidated financial information for the period from January 1, 2011 to May 24, 2011 and FNA’s consolidated financial information for the period from May 25, 2011 to December 31, 2011, appearing elsewhere in this prospectus.

The Unaudited Pro Forma Financial Information for the year ended December 31, 2011 gives effect to FNA LLC’s consolidation of Chrysler Group as if it had occurred on January 1, 2011. The Unaudited Pro Forma Financial Information, which has been prepared and presented in accordance with Article 11 of Regulation S-X, does not purport to represent what our actual consolidated results of operations would have been had the consolidation of Chrysler Group actually occurred on January 1, 2011, nor is it necessarily indicative of future consolidated results of operations. The Unaudited Pro Forma Financial Information is presented for informational purposes only. The historical consolidated financial information has been adjusted in the Unaudited Pro Forma Financial Information to give effect to pro forma events that are (1) directly attributable to the consolidation of Chrysler Group, (2) factually supportable, and (3) expected to have a continuing impact on the consolidated financial results. As FNA LLC and Chrysler Group have the same accounting policies, no conforming adjustments were necessary. Additionally, there were no reclassifications necessary to conform Chrysler Group’s historical presentation to FNA’s. The Unaudited Pro Forma Financial Information should be read in conjunction with the information contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations and the audited consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. All unaudited pro forma adjustments and their underlying assumptions are described more fully in the footnotes to our Unaudited Pro Forma Financial Information. Refer to Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information.

Comparability of Chrysler Group and Old Carco Financial Information

In connection with the 363 Transaction, we did not acquire all of the assets or assume all of the liabilities of Old Carco. The assets we acquired and liabilities we assumed from Old Carco were generally recorded at fair value in accordance with business combination accounting guidance, resulting in a change from Old Carco’s accounting basis. In addition, certain of our accounting policies differ from those of Old Carco. For these reasons, we do not present any financial information for the period from June 10, 2009 to December 31, 2009 with Old Carco’s financial information or for the period from January 1, 2009 to June 9, 2009 on a combined basis. The comparability of revenues was not significantly affected by these items.

This presentation is in accordance with the practice of Chrysler Group management. We do not review the results of operations for the Predecessor B period when assessing the performance of our operations. Our business during the Successor and Predecessor A periods compared to the Predecessor B periods has been impacted by the significant changes in capital structure, management, business strategies and product development programs that were implemented subsequent to the 363 Transaction in an effort to realize the benefits of the Fiat-Chrysler Alliance. For further details on our business, refer to Business.

	Successor
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in millions of dollars)
Consolidated Statements of Income Data:
Revenues, net	$17,564	$15,479	$50,943	$48,656
Gross margin	2,705	2,578	7,650	7,718
Selling, administrative and other expenses	1,245	1,318	3,719	3,757
Research and development expenses, net	570	532	1,684	1,658
Restructuring income, net	(1)	(6)	(12)	(54)
Interest expense	243	262	742	787
Loss on extinguishment of debt (3)	—	—	9	—
Net income	476	422	1,240	1,388
Net income attributable to noncontrolling interest	213	179	553	586
Net income attributable to controlling interest	263	243	687	802

			Successor

			Nine Months Ended September 30,
			2013	2012
			(in millions of dollars)
Consolidated Statements of Cash Flows Data:
Cash flows provided by (used in):
Operating activities			$2,578	$5,442
Investing activities			(2,413)	(2,934)
Financing activities			(121)	445
Other Financial Information:
Depreciation and amortization expense			$2,164	$2,047
Capital expenditures (8)			2,436	3,058

			Successor

			September 30, 2013	September 30, 2012
			(in millions of dollars)
Consolidated Balance Sheets Data at Period End:
Cash and cash equivalents			$11,781	$12,557
Restricted cash			341	421
Total assets			56,868	54,090
Current maturities of financial liabilities			530	1,147
Long-term financial liabilities			12,855	12,880
Members’ interest			5,857	5,993

	Successor
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Other Statistical Information (unaudited):
Worldwide factory shipments (in thousands) (9)(12)	593	559	1,827	1,796
Net worldwide factory shipments (in thousands) (10)(12)	598	565	1,806	1,809
Worldwide vehicle sales (in thousands) (11)(12)	603	556	1,809	1,661
U.S. dealer inventory at period end (in thousands)			387	369
U.S. market share (13)			11.3%	11.2%
Number of employees at period end			72,569	62,881

	Successor		Predecessor A			Predecessor B
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010	Period from June 10, 2009 to December 31, 2009	Period from January 1, 2009 to June 9, 2009	Year Ended December 31, 2008
	(in millions of dollars)			(in millions of dollars)		(in millions	of dollars)
Consolidated Statements of Income Data:
Revenues, net	$65,809	$32,936	$22,118	$41,946	$17,710	$11,082	$48,477
Gross margin	10,489	4,787	3,521	6,060	1,599	(1,934)	1,928
Selling, administrative and other expenses	5,156	2,761	1,993	3,797	4,336	1,599	3,991
Research and development expenses, net	2,302	1,058	606	1,500	626	452	1,525
Restructuring (income) expenses, net (1)	(61)	(5)	8	48	34	(230)	1,306
Interest expense (2)	1,040	628	582	1,276	470	615	1,080
Loss on extinguishment of debt (4)	—	—	551	—	—	—	—
Impairment of brand name intangible assets (5)	—	—	—	—	—	844	2,857
Impairment of goodwill (6)	—	—	—	—	—	—	7,507
Reorganization expenses, net (7)	—	—	—	—	—	843	—
Net income (loss)	1,805	264	(301)	(652)	(3,785)	(4,425)	(16,844)
Net income attributable to noncontrolling interest	759	101
Net income (loss) attributable to controlling interest	1,046	163
Consolidated Statements of Cash Flows Data:
Cash flows provided by (used in):
Operating activities	$5,784	$1,984	$2,619	$4,320	$2,335	$(7,130)	$(5,303)
Investing activities	(3,557)	6,372	(252)	(1,167)	250	(404)	(3,632)
Financing activities	6	1,270	(1,675)	(1,526)	3,268	7,517	1,058
Other Financial Information:
Depreciation and amortization expense	$2,718	$1,625	$1,260	$3,051	$1,587	$1,537	$4,808
Capital expenditures (8)	3,633	2,072	937	2,385	1,088	239	2,765
Consolidated Balance Sheets Data at Period End:
Cash and cash equivalents	$11,834	$9,601	$8,090	$7,347	$5,862	$1,829	$1,898
Restricted cash	371	461	467	671	730	1,133	1,355
Total assets	53,508	49,858	36,015	35,449	35,423	33,577	39,336
Current maturities of financial liabilities	614	281	207	2,758	1,092	2,694	11,308
Long-term financial liabilities	12,969	13,087	12,217	10,973	8,459	1,900	2,599
Members’ interest (deficit)	3,574	4,816	(4,807)	(4,489)	(4,230)	(16,562)	(15,897)
Other Information (unaudited):
Worldwide factory shipments (in thousands) (9)(12)	2,409	1,191	820	1,602	670	381	1,987
Net worldwide factory shipment (in thousands) (10)(12)	2,432	1,198	795	1,581	672	459	2,065
Worldwide vehicle sales (in thousands) (11)(12)	2,194	1,140	715	1,516	725	593	2,007
U.S. dealer inventory at period end (in thousands)	427	326	311	236	179	246	398
Number of employees at period end (13)	65,535	55,687	53,310	51,623	47,326	48,237	52,191

(1)	Old Carco initiated multi-year recovery and transformation plans aimed at restructuring its business in 2007, which were refined in 2008 and 2009 due to depressed economic conditions and decreased demand for its vehicles. We have continued to execute the remaining actions initiated by Old Carco. For additional information see Management’s Discussion and Analysis of Financial Condition and Results of Operations —Results of Operations.
(2)	Interest expense for the period from January 1, 2009 to June 9, 2009 excludes $57 million of contractual interest expense on debt subject to compromise.
(3)	In connection with the June 2013 amendment and re-pricing of Chrysler Group’s Original Credit Agreement dated May 24, 2011, we recognized a $9 million loss on extinguishment of debt. The charges consisted of the write off of $1 million of unamortized debt issuance costs associated with the original facilities, and $8 million of call premium and other fees associated with the amendment and re-pricing.
(4)	In connection with the May 2011 repayment of Chrysler Group’s outstanding obligations under the U.S. Treasury first lien credit facilities, or U.S. Treasury credit facilities, and the Export Development Canada Credit Facilities, or EDC credit facilities, we recognized a $551 million loss on extinguishment of debt. The charges consisted of the write off of $136 million of unamortized debt discounts and $34 million of unamortized debt issuance costs associated with the U.S. Treasury credit facilities and $367 million of unamortized debt discounts and $14 million of unamortized debt issuance costs associated with the EDC credit facilities.
(5)	Old Carco recorded indefinite-lived intangible asset impairment charges of $844 million and $2,857 million during the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, respectively, related to its brand names. The impairments were primarily a result of the significant deterioration in Old Carco’s revenues, the ongoing volatility in the U.S. economy, in general, and in the automotive industry in particular, and a significant decline in its projected production volumes and revenues considering the market conditions at that time.
(6)	In 2008, Old Carco recorded a goodwill impairment charge of $7,507 million, primarily as a result of significant declines in its projected financial results considering the deteriorating economic conditions and the weakening U.S. automotive market at that time.
(7)

In connection with Old Carco’s bankruptcy filings, Old Carco recognized $843 million of net losses during the period from January 1, 2009 to June 9, 2009, from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing Old Carco and its principal domestic subsidiaries under

Chapter 11 of the U.S. Bankruptcy Code. These losses were partially offset by a gain on extinguishment of certain financial liabilities and accrued interest.
(8)	Capital expenditures represent the purchase of property, plant and equipment and intangible assets.
(9)	Represents our vehicle sales to dealers, distributors and contract manufacturing customers. For additional information refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Results of Operations —Worldwide Factory Shipments.
(10)	Represents our vehicle sales to dealers, distributors and contract manufacturing customers adjusted for Guaranteed Depreciation Program vehicle shipments and auctions. For additional information refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Results of Operations —Worldwide Factory Shipments.
(11)	Represents sales of our vehicles, which include vehicles manufactured by Fiat for us, from dealers and distributors to retail customers and fleet consumers. Fleet customers include rental car companies, commercial fleet customers, leasing companies and government entities. Certain fleet sales that are accounted for as operating leases are included in vehicle sales. Beginning January 1, 2013, Chrysler Group vehicle sales in Mexico include Fiat-manufactured Fiat and Alfa Romeo vehicles. Prior to January 1, 2013, these vehicle sales were reported by Fiat.
(12)	Vehicles manufactured by Chrysler Group for other companies, including for Fiat, are included in our worldwide factory shipments and net worldwide factory shipments, however, they are excluded from our worldwide vehicles sales.
(13)	The number of employees provided for May 24, 2011 and June 9, 2009 are as of May 31, 2011 and June 30, 2009, respectively.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information, or Unaudited Pro Forma Financial Information, for the year ended December 31, 2011 has been prepared by applying unaudited pro forma adjustments to Chrysler Group’s consolidated financial information for the Predecessor A period from January 1, 2011 to May 24, 2011 and FNA’s consolidated financial information for the Successor period from May 25, 2011 to December 31, 2011, appearing elsewhere in this prospectus.

The Unaudited Pro Forma Financial Information for the year ended December 31, 2011 gives effect to FNA LLC’s consolidation of Chrysler Group as if it had occurred on January 1, 2011. The Unaudited Pro Forma Financial Information, which has been prepared and presented in accordance with Article 11 of Regulation S-X, does not purport to represent what our actual consolidated results of operations would have been had the consolidation of Chrysler Group actually occurred on January 1, 2011, nor is it necessarily indicative of future consolidated results of operations. The Unaudited Pro Forma Financial Information is presented for informational purposes only. The historical consolidated financial information has been adjusted in the Unaudited Pro Forma Financial Information to give effect to pro forma events that are (1) directly attributable to the consolidation of Chrysler Group, (2) factually supportable, and (3) expected to have a continuing impact on the consolidated financial results. As FNA LLC and Chrysler Group have the same accounting policies, no conforming adjustments were necessary. Additionally, there were no reclassifications necessary to conform Chrysler Group’s historical presentation to FNA’s. On May 24, 2011, Chrysler Group completed a refinancing transaction whereby Chrysler Group entered into the Senior Credit Facilities and issued the 2019 Notes and 2021 Notes (each as defined herein). The net proceeds received from the refinancing transaction, along with the proceeds received from Fiat’s concurrent exercise of its incremental equity call option, and cash generated from operations, were used to repay all amounts outstanding under the U.S. Treasury and EDC credit facilities. For purposes of preparing the Unaudited Pro Forma Financial Information, we have assumed that the refinancing transaction occurred on December 31, 2010, as the repayment of the U.S. Treasury and EDC credit facilities, among other events, resulted in FNA LLC consolidating Chrysler Group.

The Unaudited Pro Forma Financial Information should be read in conjunction with the information contained in Selected Historical Consolidated Financial and Other Data; Management’s Discussion and Analysis of Financial Condition and Results of Operations —Critical Accounting Estimates —Business Combination Accounting, and —Liquidity and Capital Resources —Senior Credit Facilities and Secured Senior Notes, and —Repayment of U.S. Treasury and Export Development Canada Credit Facilities; and the audited consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. All unaudited pro forma adjustments and their underlying assumptions are described more fully in the footnotes to our Unaudited Pro Forma Financial Information.

	Predecessor A	Successor	Unaudited Pro Forma
	Period from January 1, 2011 to May 24, 2011	Period from May 25, 2011 to December 31, 2011	Unaudited Pro Forma Adjustments		Year ended December 31, 2011
	(in millions, except per share amounts)
Revenues, net	$22,118	$32,936	$—		$55,054
Cost of sales	18,597	28,149	(313	)(a)(b)	46,433

GROSS MARGIN	3,521	4,787	313		8,621
Selling, administrative and other expenses	1,993	2,761	(10	)(b)	4,744
Research and development expenses, net	606	1,058	(5	)(b)	1,659
Restructuring income, net	8	(5)	—		3
Interest expense	582	628	(154	)(c)	1,056
Interest income	(19)	(20)	—		(39)
Loss on extinguishment of debt	551	—	(551	)(d)	—

INCOME (LOSS) BEFORE INCOME TAXES	(200)	365	1,033		1,198
Income tax expense	101	101	1	(e)	203

NET INCOME (LOSS)	$(301)	$264	$1,032		$995

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST PER COMMON SHARE:
Basic
Diluted
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic
Diluted

(a)	This adjustment includes the following:
(i)	elimination of $308 million of non-recurring expenses, representing the step-up in inventory to record it at fair value in connection with the consolidation of Chrysler Group, which was recognized during the Successor period from May 25, 2011 to December 31, 2011 due to the turnover of acquired inventory; and
(ii)	a $7 million increase in amortization expense resulting from the step-up in our finite-lived intangible assets to their fair value, which are amortized on a straight-line basis over their respective estimated useful lives ranging from 3 to 20 years.
Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Critical Accounting Estimates —Business Combination Accounting —Inventories, —Accrued Expenses and Other Liabilities and —Intangible Assets for additional information.
(b)	This adjustment includes a reduction in pension and OPEB expense as a result of the remeasurement of the pension and OPEB obligations. A reduction of $12 million, $10 million and $5 million is included in Cost of Sales, Selling, Administrative and Other Expenses, and Research and Development Expenses, Net, respectively. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Critical Accounting Estimates –Business Combination Accounting –Accrued Expenses and Other Liabilities for additional information.
(c)	This adjustment includes the following:
(i)	a net reduction of $135 million of interest expense due to the refinancing transaction that was completed on May 24, 2011. Had the 2019 Notes and 2021 Notes been issued and the Senior Credit Facilities been entered into on December 31, 2010, we would have recognized an additional $191 million of interest expense during 2011. The pro forma adjustment also assumes the elimination of $326 million of interest expense that was recognized by Chrysler Group on the obligations outstanding under the U.S. Treasury and EDC credit facilities for the period from January 1, 2011 to May 24, 2011 as it was assumed that these obligations were repaid and the facilities terminated on December 31, 2010; and
(ii)	a $19 million reduction in interest expense on the VEBA Trust Note as a result of recording the note at its acquisition date fair value.
(d)	This adjustment reflects the elimination of the $551 million loss on extinguishment of debt recognized by Predecessor A during the period from January 1, 2011 to May 24, 2011 in connection with the repayment of the outstanding obligations under the U.S. Treasury and EDC credit facilities on May 24, 2011.
(e)	Reflects the income tax effect of the unaudited pro forma adjustments at the statutory tax rate in effect in the jurisdiction to which the underlying unaudited pro forma adjustments related, taking into account net operating losses and tax credits available in the jurisdiction to offset any additional taxable income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the information included under Business, Selected Historical Consolidated Financial and Other Data, Unaudited Pro Forma Condensed Consolidated Financial Information and the Fiat North America LLC and consolidated subsidiaries audited consolidated financial statements as of December 31, 2012 and 2011 and for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011 (Successor as defined below under —Successor and Predecessor Presentation), the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 (Predecessor as defined below under —Successor and Predecessor Presentation) and the Fiat North America LLC and consolidated subsidiaries condensed consolidated financial statements as of September 30, 2013 and for the three and nine months ended September 30, 2013 and 2012 included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under Cautionary Note Regarding Forward-Looking Statements and Risk Factors. Actual results may differ materially from those contained in any forward-looking statements.

Overview of Our Formation

This prospectus relates to an offering of common stock of Chrysler Group Corporation, a Delaware corporation that will be the result of the Company Conversion described herein that will occur immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Refer to Our Structure and Company Conversion for additional information regarding the Company Conversion.

Chrysler Group LLC was formed on April 28, 2009 as a Delaware limited liability company to complete the transactions contemplated by the Master Transaction Agreement dated April 30, 2009, among Chrysler Group, Fiat and Old Carco and certain of its subsidiaries, which was approved under section 363 of the U.S. Bankruptcy Code, or the 363 Transaction. On April 30, 2009, Old Carco and its principal domestic subsidiaries filed for bankruptcy protection. On June 10, 2009, Chrysler Group LLC completed the 363 Transaction and purchased the principal operating assets and assumed certain liabilities of Old Carco and its principal domestic subsidiaries, in addition to acquiring the equity of Old Carco’s principal foreign subsidiaries. As a result of the 363 Transaction, a new basis of accounting was created. As Chrysler Group LLC succeeded to substantially all of the business of Old Carco and as Chrysler Group LLC’s own operations before the succession were insignificant relative to Old Carco’s operations, Old Carco represents the Predecessor to Chrysler Group LLC for accounting and financial reporting purposes for periods prior to June 10, 2009.

Fiat North America LLC was formed on May 14, 2009 as a Delaware limited liability company and 100 percent owned indirect subsidiary of Fiat to hold Fiat’s ownership interest in Chrysler Group, a VIE. In connection with the closing of the 363 Transaction, Fiat contributed intellectual property rights, or Fiat IP, to FNA LLC that were contributed and licensed to Chrysler Group for its use in exchange for a 20.0 percent ownership interest in Chrysler Group.

Through a series of transactions and events, FNA LLC became the primary beneficiary of Chrysler Group on May 25, 2011. As a result, a new basis of accounting was created. As FNA LLC succeeded to substantially all of the business of Chrysler Group, and as FNA LLC’s own operations before the succession were insignificant relative to Chrysler Group’s operations, Chrysler Group represents the Predecessor to FNA LLC for accounting and financial reporting purposes. As a result of the Company Conversion that will occur immediately prior to the effectiveness of the registration statement of which this prospectus is a part, which includes the merger of FNA LLC with and into Chrysler Group Corporation, with Chrysler Group Corporation surviving the merger, Chrysler Group Corporation will assume FNA LLC’s accounting basis for financial reporting purposes and will be the ultimate successor to Chrysler Group LLC.

In connection with the Company Conversion, the noncontrolling interest will be acquired, resulting in the elimination of the noncontrolling interest and a change in accumulated other comprehensive income to reflect the change in the ownership interest with a corresponding adjustment to contributed capital. These adjustments will all be within Members’ Interest.

Also in connection with the Company Conversion, the deferred tax asset and liability related to FNA LLC’s investment in Chrysler Group LLC will be replaced with the individual component deferred tax assets and liabilities. In addition, the resulting deferred tax assets and liabilities will be increased by the noncontrolling interest’s 41.5 percent share of the Chrysler Group LLC tax attributes and individual deferred tax assets and liabilities, including the deferred tax liability related to the indefinite-lived brand name intangible assets.

As a part of the Company Conversion, the members of Chrysler Group will become holders of shares of common stock of Chrysler Group Corporation. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, Chrysler Group Corporation, Fiat and the VEBA Trust will enter into a Stockholders’ Agreement. See Description of Capital Stock —Stockholders’ Agreement for a discussion of the rights and obligations of us, Fiat and the VEBA Trust under the Stockholders’ Agreement.

In this prospectus, unless otherwise specified, the terms “we,” “our,” “us,” “Chrysler Group” and the “Company”:

(i)	following the date of the Company Conversion discussed in Our Structure and Company Conversion, refer to Chrysler Group Corporation and its consolidated subsidiaries, or any one or more of them as the context may require;

(ii)	for the period from June 10, 2009 to the date of the Company Conversion, refer to Chrysler Group LLC and its consolidated subsidiaries, or any one or more of them as the context may require, which from May 25, 2011 was a consolidated subsidiary of FNA LLC, which holds a 58.5 percent ownership interest in Chrysler Group as of the date of this prospectus; and

(iii)	for the period from August 4, 2007 through June 9, 2009, refer to Old Carco LLC (f/k/a Chrysler LLC) and its consolidated subsidiaries, or Old Carco, or any one or more of them as the context may require.

Solely with respect to information relating to financial results and related disclosures for the period from May 25, 2011 to the date of the Company Conversion , the terms “we,” “our,” “us,” “FNA” and the “Company” refer to FNA LLC and its consolidated subsidiaries (which, as described in (ii) above, are Chrysler Group LLC and its consolidated subsidiaries), or any one or more of them as the context may require. “Fiat” refers to Fiat S.p.A., a corporation organized under the laws of Italy, its consolidated subsidiaries (excluding FNA LLC and its consolidated subsidiaries) and entities it jointly controls, or any one or more of them as the context may require.

Successor and Predecessor Presentation

For accounting and financial reporting purposes, for the period from May 25, 2011 to the date of the Company Conversion discussed in Our Structure and Company Conversion, FNA is referred to as the “Successor.” For the period from June 10, 2009 to May 24, 2011, Chrysler Group is referred to as “Predecessor A.” For the period from January 1, 2008 to June 9, 2009, Old Carco is referred to as “Predecessor B.” As a result of the Company Conversion, Chrysler Group Corporation will assume FNA’s accounting basis for financial reporting purposes and will be the ultimate successor to Chrysler Group LLC.

Overview of our Operations

We generate revenues, income and cash primarily from our sales of Chrysler, Jeep, Dodge and Ram vehicles and Mopar service parts and accessories to dealers and distributors for sale to retail and fleet customers. Our product lineup includes passenger cars, utility vehicles (which include SUVs and crossover vehicles), minivans, trucks and commercial vans. As part of the Fiat-Chrysler Alliance, we also manufacture certain Fiat-brand vehicles in Mexico, which are distributed by us throughout North America and select markets and sold to Fiat for distribution in other select markets. In addition, Fiat manufactures certain Fiat-brand vehicles for us, which we sell throughout North America. The majority of our operations, employees, independent dealers and vehicle sales are in North America, principally in the U.S. Approximately 10 percent of our vehicle sales during both 2012 and the nine months ended September 30, 2013 were outside North America, mostly in Asia Pacific, South America and Europe. We also generate revenues, income and cash from the sale of separately-priced service contracts to consumers and from providing contract manufacturing services to other vehicle manufacturers. Our dealers enter into wholesale financing arrangements to purchase vehicles to hold in inventory for sale to retail customers. Our retail customers use a variety of finance and lease programs to acquire vehicles from our dealers.

Chrysler Group began operations on June 10, 2009, following our purchase of the principal operating assets and assumption of certain liabilities of Old Carco and its principal domestic subsidiaries, in addition to the acquisition of the equity of Old Carco’s principal foreign subsidiaries, in connection with the 363 Transaction. As a key part of that transaction, we entered into the Fiat-Chrysler Alliance that provides for collaboration in a number of areas, including product, platform and powertrain sharing and development, global distribution, procurement, information technology infrastructure and process improvement. See Business —Chrysler Group Overview —Formation of Chrysler Group and Chrysler Group Corporation for a description of the circumstances surrounding our formation and the Fiat-Chrysler Alliance for additional information.

See Risk Factors —Risks Related to our Business —We depend on the Fiat-Chrysler Alliance to provide new vehicle platforms and powertrain technologies, additional scale, global distribution and management resources that are critical to our viability and success and —Meeting our objective of increasing our vehicle sales outside North America is largely dependent upon access to Fiat’s network of distribution arrangements, manufacturing capacity and local alliance partners for a discussion of critical risks related to the Fiat-Chrysler Alliance.

Progress on our Strategic Business Plan

In November 2009, we announced the 2010-2014 Business Plan. The 2010-2014 Business Plan focuses on a number of initiatives designed to bring significant improvements to our business by leveraging the Fiat-Chrysler Alliance. These targets included: upgrading our product styling, innovation, quality, safety and fuel economy; rejuvenating and refining our brands; improving processes in procurement, supply chain management and manufacturing; enhancing our information technology infrastructure; optimizing our dealer network and global distribution strategy; and building a workforce culture of high performance.

We have made significant progress against the objectives in the 2010-2014 Business Plan as they related to:

•	Product Development. We have made meaningful strides in rationalizing our product mix to produce a range of desirable vehicles with improved fuel economy. Where feasible, we have leveraged the use of common vehicle platforms, powertrains and technologies with Fiat. Following these principles, we have completed an extensive renewal of our product lineup with the launch of over 25 new or significantly refreshed vehicles since we began operations in mid-2009. Among those vehicles was the widely-acclaimed new Jeep Grand Cherokee, which we leveraged to develop and launch the three-row Dodge Durango to better accommodate families, and we worked in cooperation with Fiat to launch our first vehicle in the mini-segment, the eco-friendly Fiat 500, as well as our first vehicle in the B-segment, the all-new Fiat 500L.

Our success to date and ability to make such meaningful strides as a relatively small manufacturer as compared to our competitors was based largely on the Fiat-Chrysler Alliance, as the Fiat-Chrysler Alliance gave us a significant advantage over starting such a revitalization of our product lineup on our own. See Risk Factors —Risks Related to our Business —We depend on the Fiat-Chrysler Alliance to provide new vehicle platforms and powertrain technologies, additional scale, global distribution and management resources that are critical to our viability and success.

In 2012, we launched the new, fuel-efficient Dodge Dart, the first vehicle built on the Compact U.S. Wide, or CUSW, platform that we co-developed with Fiat. We are also using the CUSW platform for the all-new 2014 Jeep Cherokee, which we began shipping to dealers in late October 2013. The CUSW platform will also be used for our future compact to mid-size vehicles (C- and D-segment), except the body-on-frame Jeep Wrangler. In 2013, we launched the all-new Fiat 500L, our first vehicle to use the jointly-developed platform for the B-segment, or the Small Wide platform. We expect that widespread use of the CUSW and Small Wide platforms will reduce the total number of our passenger car and SUV platforms from 11 in 2010 to nine by the end of 2014, three of which will be shared with Fiat. We plan to continue to use other platforms for our pick-up and chassis cab trucks, as well as for the all-new 2013 SRT Viper, which became available to customers in early 2013. We expect to garner savings from common sourcing for shared platform technology, and expect that benefit will continue to grow with the wider deployment of such common architectures.

For the third consecutive year, Ward’s Auto recognized our Pentastar V-6 engine as one of the “10 Best Engines” in 2013. Because of this engine’s flexible architecture, we are able to deploy it across our product portfolio, which affords us significant efficiencies in manufacturing and logistics. The engine contributes to greater fuel efficiency in our Jeep Grand Cherokee, Chrysler 300, Town and Country, and 14 other models. By October 2013, we had produced three million of these engines to meet growing demand, and we have taken several steps to increase our manufacturing capacity. We also manufacture the 1.4L 4-cylinder Fiat Fully Integrated Robotised Engine, or FIRE engine, for use in the Fiat 500 that we began selling in 2011. Finally, we continue our efforts to broaden the offerings for our Tigershark engine, and to combine it with Fiat technology. Additional progress on our efforts to develop and implement technologies in tandem with Fiat are detailed in Business —Chrysler Group Overview —Research, Development and Intellectual Property.

The introduction of transmission technology is also a key element in our strategy to enhance fuel efficiency. In 2011, we introduced a new 8-speed automatic transmission in our E-segment 4-door sedans (Chrysler 300 and Dodge Charger) along with our light duty Ram 1500 when equipped with the Pentastar V-6 engine. In 2013, we expanded utilization of the 8-speed transmission to the Jeep Grand Cherokee, Dodge Durango, and the V-8 applications for the Chrysler 300 and Dodge Charger. Finally, we launched an all-new 9-speed automatic transmission in the all-new 2014 Jeep Cherokee, which we began shipping to dealers in late October 2013.

•	Product Quality. We believe we are making significant progress in our efforts to enhance product quality and reliability. We have improved the quality of our interiors, implemented a number of improvements in our manufacturing processes and quality control through WCM, and have doubled the number of test miles for all our vehicles. Our U.S. warranty claim rate, which is measured by conditions per 1,000 vehicles for vehicles that have been in service for three months, has fallen by over 21 percent since we began operations in mid-2009 to September 2013. This measurement considers the number of claims made per 1,000 vehicles and is a non-financial metric used by management to gauge customer sentiments on vehicle quality and satisfaction. Additionally, our customer surveys indicate that these improvements, coupled with enhanced customer service, have increased Chrysler Group vehicle owners’ satisfaction with our products and their willingness to recommend our brands to their friends and families.

These changes have also continued to translate into improved third-party ratings and a number of awards recognizing the desirability and strong residual values of our vehicles. In 2012, our 2013 Ram 1500 received both the Motor Trend “Truck of the Year” and the North American International Auto Show “Truck/Utility of the Year”. Our Jeep Grand Cherokee is the most awarded SUV ever. Finally, 11 of our 2012 model year vehicles were designated as Top Safety Picks by the IIHS, as compared to five of our 2010 models.

•	Enhancing Our Brands. We are continuing to focus heavily on building the value of our brands as a means to increase sales of our vehicles and service parts to minimize our reliance on sales incentives. This effort has included our multi-year campaigns to strengthen our Chrysler, Jeep, Dodge and Mopar brands, to develop Ram as a separate brand, to add the SRT designation for select performance vehicles, and to reintroduce the Fiat brand in the U.S. and Canadian markets.

Our marketing efforts, including our “Imported from Detroit” campaign, garnered significant attention and accolades for us throughout 2011, 2012 and 2013. Though the “Imported from Detroit” campaign centered on the Chrysler brand, the momentum of the advertisements elevated all our brands and enhanced our company image. In 2012, we launched additional campaigns to support the launch of the Dodge Dart, increase global awareness of the Jeep brand and better target potential Ram buyers. During 2012, we had record worldwide Jeep brand sales of approximately 702,000 vehicles, a 19 percent increase over the prior year. In addition, the Ram brand’s market share increased 1.5 percentage points in the highly competitive U.S. large pick-up truck market. These increases included significant sales to new customers who typically purchase vehicles from our competitors, known as conquest buyers. We believe our substantial investment in marketing contributed to the 21 percent increase in our U.S. vehicle sales in 2012 over 2011 and nine percent increase in our U.S. vehicle sales for the nine months ended September 30, 2013 over the same period in 2012.

Throughout 2013, we have continued to invest in our brands and certain of our recently launched campaigns emphasize the historical ties of the Jeep brand to the U.S. military and the long-standing relationship of the Ram brand and the Future Farmers of America Organization.

We continue to have each brand headed by an individual with responsibility for the brand’s identity and product portfolio. The head of each brand is responsible for ensuring that each vehicle within that brand’s product lineup reflects brand attributes such as distinct appearance, capability, performance, content, ride and handling. In addition, we have separated advertising and marketing efforts for each brand to further underscore brand differentiation.

As with our own brands, our management of the Fiat brand for the North American market is headed by a single individual. We and Fiat are jointly responsible for determining strategies, policies and plans relating to this brand and Chrysler Group is responsible for management and implementation of such plans and policies throughout North America.

•	Optimizing our U.S. Dealer Network. We have largely completed the optimization of our dealer network. As of September 30, 2013, 91 percent of our U.S. Chrysler, Jeep, Dodge and Ram dealers were selling all four brands of our vehicles in a single location. We are currently working to strengthen the network by closing gaps in geographical coverage, solidifying dealer financials and profitability, modernizing sales and service facilities, and increasing diversity, all of which we believe will increase per-dealer sales. As of September 30, 2013 and December 31, 2012, we had 2,596 and 2,570 U.S. dealers in our network, respectively, of which 2,386 and 2,370 were Chrysler, Jeep, Dodge and Ram dealers, respectively. As of September 30, 2013 we had 210 independent Fiat dealerships in the U.S., of which 180 are owned by our Chrysler, Jeep, Dodge and Ram dealers. As of September 30, 2013 approximately 90 percent of the U.S. dealers in our dealer network reported to us that they were profitable. This compares to approximately 87 percent in 2012, 86 percent in 2011, 82 percent in 2010 and 70 percent in 2009.

Now with access to available capital on reasonable terms, our dealers are increasingly willing to make the significant investments necessary to attract customers. These investments have involved construction, renovation, and maintenance of modern sales and service facilities that are equipped with state-of-the-art diagnostic equipment, tools and information management systems, and are staffed by well-trained sales and service personnel. Since we began operations in mid-2009, our U.S. Chrysler, Jeep, Dodge and Ram dealers have invested or committed to invest over $750 million as of September 30, 2013 in new and renovated facilities to revitalize their image and improve the customer experience. In addition, our Fiat dealers have invested or committed to invest over $165 million as of September 30, 2013 in new, state-of-the-art facilities.

We continue to focus heavily on increasing diversity among the owners of our dealerships to better reflect and serve the communities in which they are situated. We are a leader in this effort, with more than six percent of our dealerships minority owned and operated. We have achieved this level of diversity through our 18-month education program that prepares high-potential minority candidates to own and successfully operate a dealership.

•	Maximizing Efficiency through World Class Manufacturing. In 2012, we invested approximately $205 million in our manufacturing plants to improve the infrastructure, efficiency and quality of our production systems. This investment, which was incremental to the investments we made for our new model launches, was part of our continued effort to apply WCM principles to our manufacturing operations. WCM principles were developed by the WCM Association, a non-profit organization dedicated to developing superior manufacturing standards. Fiat is the only automobile manufacturer that belongs to the WCM Association and Fiat’s membership provides us access to WCM processes. WCM fosters a manufacturing culture that targets improved performance, safety and efficiency, as well as the elimination of all types of waste. Unlike some other advanced manufacturing programs, WCM is designed to prioritize issues to focus on those believed likely to yield the most significant savings, and then directs resources at those limited issues.

Our progress toward achieving WCM goals is verified by WCM experts, who measure our plants’ performance against 20 categories of pre-determined WCM metrics. In 2012, four Chrysler manufacturing facilities achieved WCM Bronze Award status (Dundee Engine, Windsor Assembly, Toledo Assembly Complex, and Saltillo Assembly). We conducted 46 WCM reviews in 2012, and we are planning for 54 in 2013. Beginning in 2012 and throughout 2013, we have engaged key suppliers in the pilot phase of WCM Lite, a program through which suppliers can learn and incorporate WCM principles in their own operations.

Our integration of WCM facilitated the launch of several new vehicles in 2012 and 2013, while also increasing our manufacturing pace to grow our shipments from 2.0 million in 2011 to 2.4 million in 2012, in line with the 2010-2014 Business Plan. We also utilized WCM principles to guide the production launch of the new 8-speed transmission at the Kokomo Transmission Plant (Indiana), and to introduce the 3-crew operating pattern at the Jefferson North Assembly Plant (Michigan), which helps us generate more volume without significantly increasing labor costs. Despite these demands on our operations, we have continued to drive process improvement in our plants. In 2012, we reduced the frequency of injuries by 26 percent. In addition, we made significant strides in manufacturing quality, advancing the dimensional control of our processes to achieve better consistency in fit and finish during assembly and stamping processes.

In January 2012, we opened our WCM Academy, a training facility designed to transfer WCM know-how to participants using automated learning modules and a variety of hands-on simulation techniques. The WCM Academy delivered training to more than 3,400 employees across more than 30 courses in 2012. Participants who attend the full program commit to leading a follow-up WCM project in their home plant, and then return to the WCM Academy to verify and share their results. In addition to WCM Academy-based training, 51 in-plant workshops were conducted to further advance WCM methodology and tool usage.

•	Procurement. We have established joint purchasing programs with Fiat that are designed to yield preferred pricing and supplier responsiveness, particularly with respect to shared parts and common suppliers. This joint sourcing has yielded benefits that span both direct and indirect procurement, from powertrain components and robots, to computer equipment and corporate expenses. Working with Fiat’s automotive and industrial affiliates, the Fiat-Chrysler Alliance provides the opportunity to develop global commodity and supplier strategies, which allow us to leverage our combined annual purchasing power of approximately $96 billion in 2012. For example, in utilizing the shared CUSW platform for the Dodge Dart, we were able to negotiate tiered reductions in part costs. As volume grows with sales of the Dodge Dart and launches of subsequent vehicles based on the same platform, we expect to realize savings on these common parts. We are currently working on a global component standardization initiative with Fiat. As we deploy these standardized components across our vehicle lines, we expect to realize additional savings in development, investment and variable cost.

•	Supply Chain Management. In 2012, we continued to maintain the discipline in our supply chain function that began with the implementation of the 2010-2014 Business Plan in 2010. Our supply chain management function coordinates efforts to accurately forecast demand, manage the materials and vehicle ordering processes, track plant capacity, schedule production, allocate product inventory and arrange transportation logistics. Supply chain management is important in preventing potentially costly oversupply or undersupply conditions. Our continued rigor and process improvement in this area has enabled us to rapidly grow our shipments from 1.6 million vehicles in 2010 to 2.4 million vehicles in 2012, consistent with our planning assumptions in 2009. At the same time, our improved efficiency in logistics has helped us to improve our 2012 fuel economy for our internal fleet of trucks by eight percent over our 2010 figures, substantially reducing our CO2 emissions on a per vehicle produced basis, in line with our commitment to sustainability.

Our supply chain management also monitors our dealers’ vehicle inventory levels to maintain availability of vehicles to facilitate sales, while at the same time preventing excess dealer stock to avoid the need for increased dealer and retail incentives. Since we began operations in 2009, we have experienced significant growth in volumes. We have also faced many challenges in forecasting sales patterns given the launch of over 25 new or significantly refreshed vehicles, including most recently, the Dodge Dart and the 2013 Ram 1500. We have nevertheless continued to manage U.S. dealer vehicle inventory levels to be more in line with market demand. Our days’ supply of inventory (number of vehicles in dealer inventory divided by the daily selling rate for the period) was 62 days, 73 days and 64 days, as of September 30, 2013, December 31, 2012 and December 31, 2011, respectively. Our days’ supply as of December 31, 2012 was up from 64 days as of December 31, 2011 due to the Dodge Dart and Ram 1500 launches in 2012.

•	Global Distribution. We have made significant progress on our plan to increase our sales of vehicles and service parts outside of North America by leveraging the Fiat-Chrysler Alliance to provide better access to key markets in Europe and South America. Our success to date and ability to make such significant progress in global distribution in such a short period of time was based largely on the Fiat-Chrysler Alliance, as the Fiat-Chrysler Alliance gave us a significant advantage in expanding such distribution activities. See Risk Factors —Risks Related to our Business —Meeting our objective of increasing our vehicle sales outside North America is largely dependent upon access to Fiat’s network of distribution arrangements, manufacturing capacity and local alliance partners. In June 2011, Fiat became the general distributor of our vehicles and service parts in Europe, where it sells our products through a network of dealers. As contemplated by that plan, we are producing and selling several of our vehicle models and related service parts to Fiat for significantly expanded distribution in Europe, including a range of Jeep models and several Chrysler brand vehicle models sold under Fiat’s Lancia brand.

As part of the Fiat-Chrysler Alliance, we manufacture certain Fiat vehicles in Mexico, which are distributed by us throughout North America and select markets and sold to Fiat for distribution in other select markets. In July 2011, we began producing the Fiat Freemont, a utility vehicle based on the Dodge Journey, which Fiat distributes in Europe. We have also implemented strategies by which we are benefitting from Fiat’s longstanding presence in Brazil, the largest automotive market in South America. In that regard, Fiat is also distributing the Chrysler Group manufactured Fiat Freemont in Brazil, and is selling a portion of the Fiat 500 vehicles that we manufacture in Mexico through its dealer network in Brazil and Argentina. Fiat is also selling a portion of the Fiat 500 vehicles we manufacture in Mexico through its dealer network in China. Fiat added the Fiat Freemont to its portfolio in China in 2012 and to Australia, South Korea and Russia in 2013. In addition, beginning with the all-new Fiat 500L, we purchase certain vehicles that are contract manufactured by Fiat in Europe for our sale in North America.

In 2011, we began distributing Alfa Romeo vehicles in Mexico, and have exclusive distribution rights for Alfa Romeo in the U.S. and Canada. We are the exclusive distributor of Fiat brand vehicles and service parts throughout North America. In January 2012, we began selling Fiat, Fiat Professional, and Alfa Romeo vehicles and/or service parts for Fiat in certain markets outside of North America. As a result of this increased global activity, our sales outside of North America grew from 196,000 in 2011 to 277,000 in 2012, including sales of Fiat- and Lancia-branded vehicles manufactured by us and sold by Fiat.

Finally, we are exploring additional opportunities for the local production and expansion of the sale of Chrysler Group vehicles and service parts in growing and emerging markets, such as China, Brazil and India, in connection with Fiat’s efforts to establish or expand manufacturing and distribution activities in those markets. To that end, we licensed certain technology to Fiat for a vehicle that a Fiat joint venture began to produce in China in 2012, and we are now selling related parts to that joint venture. In 2014, we expect to participate in an arrangement with Fiat to build a Jeep vehicle in China to be sold only in China.

•	Management Structure. At the time of our formation, we implemented a flatter management structure so that each functional area of our business reports directly to the Chief Executive Officer. To facilitate collaboration and enhance speed of decision-making, three management committees chaired by our Chief Executive Officer meet regularly to consider significant operational matters. Our Product Committee oversees capital investment, engineering and product development, and our Commercial Committee oversees matters related to sales and marketing. Both committees include the managers of each of our brands, each of whom also has a separate functional responsibility across all the brands. Our Industrial Committee, which consists of our industrial heads, has the responsibility to coordinate and expedite the mitigation of operational risks associated with the production and distribution of our vehicles. We believe this matrix system has fostered cooperation and information sharing and further speeds decision-making. For example, the head of the Jeep brand is also the head of international operations for all our brands, and the head of our Ram brand is also responsible for sales in the U.S. and Canada for all of our brands.

In September 2011, Fiat formed the GEC to oversee and enhance the operational integration of all Fiat interests, including Chrysler Group. Drawing leaders from both Chrysler Group and Fiat, the GEC has helped both parties to maximize the benefits of the Fiat-Chrysler Alliance, but has allowed us to continue to independently govern our business decisions to enhance value for our members. See Risk Factors —Risks Related to our Business —Certain of our executive officers and employees serve in similar roles for Fiat, which may result in conflicts of interest for our management for a discussion of the risks related to our management structure and Certain Relationships and Related Party Transactions —Polices and Processes for Transactions Involving Related Parties for more information regarding the governance processes related to our operational integration with Fiat.

The 2010-2014 Business Plan also includes targets related to increased liquidity. On May 24, 2011, we completed a debt refinancing transaction whereby we entered into the Original Credit Agreement and issued the Secured Senior Notes. The net proceeds received from the refinancing transaction, along with cash generated from our operations, were used to repay all amounts outstanding under the first lien credit facilities with the U.S. Treasury, or the U.S. Treasury credit facilities, and the Export Development Canada, or EDC, Credit Facilities, or EDC credit facilities. In connection with our repayment of the U.S. Treasury and EDC credit facilities, Fiat exercised its incremental equity call option for FNA LLC to acquire an additional 16 percent fully-diluted ownership interest in Chrysler Group pursuant to the terms of Chrysler Group LLC’s governance documents. FNA LLC, using funds contributed by Fiat, paid $1,268 million to us in connection with the exercise. In June 2013, we amended our Original Credit Agreement to reduce interest rates and amend certain negative covenants, including limitations on incurrence of indebtedness and certain limitations on restricted payments, among other things. Refer to —Liquidity and Capital Resources —Liquidity Overview and specifically to —Repayment of U.S. Treasury and Export Development Canada Credit Facilities and —Senior Credit Facilities and Secured Senior Notes, below, for additional information regarding our current sources of liquidity and capital resources and refinancing transaction.

See Business —Chrysler Group Overview and Certain Relationships and Related Party Transactions —Transactions with Fiat under the Fiat-Chrysler Alliance for additional information regarding our progress in implementing the 2010-2014 Business Plan.

Trends, Uncertainties and Opportunities

Rate of U.S. Economic Recovery

The U.S. economy has not yet fully recovered from the recession that developed in late 2007 and culminated in the severe global credit crisis in 2008 and 2009. The high unemployment rates that developed during that period have improved slowly over the past several years, while the U.S. economy has grown only moderately. Coupled with concern over events such as the “fiscal cliff” at the end of 2012, sequestration in early 2013, and sustained economic weakness in several parts of the world, consumer confidence levels in the U.S. remain relatively low compared to the beginning of 2008. Even if economic conditions improve, a corresponding increase in vehicle sales may not occur due to factors such as rising interest rates and changes in consumer spending habits. Further, the initial recovery of the demand for vehicles in North America since 2010 may be partially attributable to the pent-up demand and age of the fleet following the extended economic downturn. Vehicle sales in 2012, at a U.S. seasonally adjusted annualized sales rate, or SAAR, level including medium- and heavy-duty vehicles of 14.8 million, still remain well below the 16.5 million in 2007. For the past several years, we have conservatively estimated U.S. SAAR levels including medium- and heavy-duty vehicles, but our estimate of 15.6 million vehicles for 2013 is aligned with other industry estimates. Our ability to meet our performance targets in 2013 and future years will depend significantly on whether our estimates of growth are accurate, and whether we continue to capture greater market share as that growth unfolds.

Product Development and Launches

Since we began operations in mid-2009, we have launched more than 25 new or significantly refreshed vehicles. An integral part of the 2010-2014 Business Plan is the continued refresh and growth of our vehicle portfolio and we have committed significant capital and resources toward an aggressive launch program of completely new vehicles—on all new platforms, with additions of new powertrain and transmission technology. Despite this strong cadence, we are still suffering from the effects of the long interruption in Old Carco’s launch of new or significantly refreshed products, particularly during 2008 and 2009. Until our lineup consists of more competitive vehicles desired by consumers, particularly with respect to passenger cars, and in order to realize a return on the significant investments we have made, to sustain market share, and to achieve competitive operating margins, we will have to continue this accelerated pace of new vehicle launches. This challenging product development and launch schedule depends heavily on continued successful collaboration with Fiat, particularly in terms of sharing vehicle platforms and powertrains. During the development of these new offerings, despite the pace, we must also maintain our commitment to quality improvements. Moreover, our ability to continue to make the necessary investments in product development to achieve these plans depends in large part on the market acceptance and success of the new or significantly refreshed vehicles we introduce, as well as our ability to timely complete the aggressive launch schedule we have planned without sacrificing quality.

Pricing

Our profitability depends in part on our ability to maintain or increase margins on the sale of vehicles, while operating in an automotive industry that has intense price competition resulting from the wide variety of available competitive vehicles and manufacturing overcapacity. Historically, manufacturers have competed for vehicle sales by offering dealer, retail and fleet incentives, including cash rebates, option package discounts, guaranteed depreciation programs, and subsidized financing or leasing programs, all of which constrain margins on vehicle sales. Although we will continue to use such incentives to generate sales for particular models in particular geographic regions during specific time periods, we are focusing on achieving higher sales volumes by building brand value, balancing our product portfolio by offering smaller vehicle models, and improving the content, quality, fuel economy and performance of our vehicles. Throughout 2010, our U.S. retail average net transaction price increased and our average incentive per unit decreased, as adjusted for changes in model mix over the period, due to favorable content mix and net price discipline. We continued this positive trend into 2011 and 2012, and through September 30, 2013, and we have moderately increased our average net transaction price and kept our incentive per unit largely stable as well, as adjusted for changes in model mix. We may encounter challenges given that our smaller, less expensive cars are not currently as competitive as our larger, more profitable vehicles, and we may not be able to price our vehicles or minimize our incentives as planned.

Vehicle Profitability

Our results of operations depend on the profitability of the vehicles we sell, which tends to vary by vehicle segment. Vehicle profitability depends on a number of factors, including sales prices, net of sales incentives, costs of materials and components, as well as transportation and warranty costs. Typically, larger vehicles, which tend to have higher unit selling prices, have been more profitable on a per unit basis. Therefore, our minivans, larger utility vehicles and pick-up trucks have generally been more profitable than our passenger cars. Our minivans, larger utility vehicles and pick-up trucks accounted for approximately 55 percent of our total U.S. vehicle sales in 2012 and approximately 52 percent for the nine months ended September 30, 2013. While more profitable on a per unit basis, these larger vehicles have relatively low fuel economy and over the past several years, consumer preferences have shifted away from these vehicles, particularly in periods of relatively high fuel prices. As part of the Fiat-Chrysler Alliance, we continue to work toward a more balanced product portfolio that we believe will mitigate the impact of future shifts in consumer demand. In order to ensure that our portfolio of vehicles appropriately addresses the range of vehicles that may appeal to consumers over time, we have renewed our focus on the design, manufacturing, marketing and sale of our passenger cars, including mini, small and compact cars, notwithstanding the lower per unit profitability. Our success in selling these smaller vehicles will provide us not only with some protection from the effects of changing consumer preferences, but will also be an important part of our efforts to comply with tightening environmental and fuel economy standards and to achieve corporate sustainability goals. Until we develop a full line of competitive passenger car offerings, we must continue to make substantial investments in product development and engineering, and our ability to increase our margins on these offerings is therefore more limited than our competitors. In addition, our vehicle sales through dealers to customers are normally more profitable than our fleet sales. Our fleet customers increasingly tend to purchase a higher proportion of our smaller, more fuel-efficient vehicles, which have historically had a lower profitability per unit. Nevertheless, our fleet sales have been an important source of stable revenue and can also be an effective means for marketing our vehicles. Our fleet sales also help to normalize our plant production because they typically involve the delivery of a large, pre-determined quantity of vehicles over several months. In line with our plan to decrease fleet sales as a percentage of our total business, our U.S. fleet sales accounted for approximately 18 percent of our total U.S. vehicle sales for the third quarter of 2013, versus 26 percent in 2012, 28 percent in 2011 and 36 percent in 2010.

Cost of Sales

Our cost of sales is composed of a number of elements. The most significant element of our cost of sales is the cost of materials and components, which makes up the majority of our cost of sales, typically around 75 percent of the total. A large portion of our materials and component costs are affected directly or indirectly by raw materials prices, particularly prices for steel, aluminum, lead, resin and copper, as well as precious metals. The prices for these raw materials fluctuate and can be difficult to predict. These market conditions affect, to a significant extent, our ability to manage our cost of sales over the long term. To the extent raw material price fluctuations may affect our cost of sales, we typically seek to manage these costs and minimize the impact on cost of sales through the use of fixed price purchase contracts and the use of commercial negotiations and technical efficiencies. As a result, for the periods reported, changes in raw material costs generally have not had a material effect on the period to period comparisons of our cost of sales. Nevertheless, our cost of sales related to materials and components has increased, as we have significantly enhanced the quality and content of our vehicles in an effort to remain competitive. Our ability to price our vehicles so as to recover those increased costs does, and will continue to, impact our profitability.

The remaining costs primarily include labor costs, consisting of direct and indirect wages and fringe benefits, as well as depreciation, amortization and transportation costs. Cost of sales also includes warranty and product-related costs, as well as depreciation expense related to our Guaranteed Depreciation Program, or GDP, vehicles. See —Results of Operations —Worldwide Factory Shipments for a discussion of the GDP. To grow our production from 2.0 million vehicles in 2011 to 2.4 million vehicles in 2012, these elements of our cost of sales increased. The uptick in our volumes required us to take numerous actions to increase production capacity at our own plants, and we also had to demand that our suppliers quickly increase their production levels as well. This growth occurred in a production environment that was already capacity constrained, due to the greater volumes in 2011 over the 1.6 million vehicles we produced in 2010. As a result of this growth, we could not maximize our efficiency, and we incurred non-standard costs for overtime, expedited freight and component banking. As with our suppliers, the industry’s just-in-time inventory systems further exacerbate our costs in times of sudden capacity constraints. In some cases, we outsourced our operations. However, moving our production to suppliers or to locations overseas, where there is available capacity, creates additional risk with respect to quality control, component pricing, logistics and currency exchange rates. We attempted to manage our labor costs where possible, but overtime payments were unavoidable in some of our operations. For example, in our Dundee Engine Plant (Michigan), our 17 percent increase in demand meant that production continued during 32 Sundays and holidays in 2012, as compared to seven such days in 2011. For the nine months ended September 30, 2013, we increased worldwide vehicle sales by over 145,000 vehicles period over period and project additional growth for the remainder of 2013. We anticipate that we will encounter even more challenges as we work to contain our costs while we still maintain our production quality. To improve, or even maintain, our margins, we must contain the associated increases in our cost of sales.

Engineering, Design and Development Costs

In the past, suppliers often incurred the initial cost of engineering, designing and developing automotive component parts, and recovered their investments over time by including a cost recovery component in the price of each part based on expected volumes. Due in part to liquidity constraints faced by key suppliers, many of them have negotiated for cost recovery payments independent of volumes. This trend places increased demands on our liquidity and increases our economic risk, if new vehicles incorporating these components are not successful in the market.

Impact of Labor Cost Modifications

Our collective bargaining agreements with the UAW and the CAW, which is now part of Unifor, have introduced lower wage and benefit structures for new hire employees, eliminated the employment security system (commonly known as the “Jobs Bank,” which was a UAW provision only), and reduced other compensation programs for terminated or laid-off represented employees, other than traditional severance pay. Over time, these and other modifications are intended to help us achieve hourly labor costs that are comparable to those of the transplant automotive manufacturers with which we compete, while continuing to offer competitive compensation packages. We continue to realize the benefit of the new hire wage and benefit structure as our production increases and as a result of natural attrition. We successfully renegotiated our collective bargaining agreements with the UAW in 2011 and with the CAW, now part of Unifor, in 2012. These settlement provisions enable continued labor cost competitiveness within the U.S. and Canada automobile manufacturing industry through the terms of the respective agreements.

Ownership Interest in Chrysler Group

On June 10, 2009, FNA LLC obtained a 20 percent ownership interest in Chrysler Group in connection with the 363 Transaction in exchange for the Fiat IP that were contributed and licensed to Chrysler Group. FNA LLC’s ownership interest increased five percent on a fully-diluted basis in January 2011 upon Chrysler Group’s achievement of a certain technology event explained below, or Technology Event, which was one of three Class B Events outlined in Chrysler Group LLC’s governance documents. The Technology Event was achieved as a result of Chrysler Group delivering an irrevocable commitment letter to the U.S. Treasury stating that the appropriate governmental approvals had been received to begin commercial production of our FIRE engine in our Dundee facility (Michigan). In April 2011, FNA LLC’s ownership interest in Chrysler Group increased an additional five percent on a fully-diluted basis when Chrysler Group delivered notice to the U.S. Treasury confirming that it had achieved the second Class B Event, the Non-NAFTA Distribution Event, under which Chrysler Group attained certain metrics relating to revenue and expansion of sales outside of North America.

On May 24, 2011, and in connection with Chrysler Group’s repayment of the U.S. Treasury and EDC credit facilities, Fiat exercised its incremental equity call option for FNA LLC to acquire 261,225 Class A Membership Interests in Chrysler Group LLC representing an incremental 16 percent fully-diluted ownership interest pursuant to the terms of Chrysler Group LLC’s governance documents. Fiat contributed $1,268 million of cash to FNA LLC, which was then paid to Chrysler Group for the issuance of the Class A Membership Interests. As a result of these transactions, FNA LLC’s ownership interest in Chrysler Group increased to 46 percent on a fully-diluted basis. In connection with these transactions, FNA LLC became the primary beneficiary of Chrysler Group, resulting in FNA LLC’s consolidation of Chrysler Group as discussed in —Critical Accounting Estimates —Business Combination Accounting, below.

On July 21, 2011, FNA LLC received a $700 million cash contribution from Fiat to complete the following transactions:

•	acquire all of the Chrysler Group Class A Membership Interests held by the U.S. Treasury for $500 million, which represented approximately six percent of the fully-diluted ownership interest in Chrysler Group;

•	acquire all of the Chrysler Group Class A Membership Interests held by the Canadian Government for $125 million, which represented approximately 1.5 percent of the fully-diluted ownership interest in Chrysler Group; and

•	acquire the U.S. Treasury’s rights under the equity recapture agreement between the U.S. Treasury and the VEBA Trust for $75 million, of which $15 million was paid to the Canadian Government pursuant to a separate arrangement between the U.S. Treasury and the Canadian Government.

The equity recapture agreement provides FNA LLC with certain rights to the economic benefit associated with the membership interests in Chrysler Group held by the VEBA Trust if the VEBA Trust receives proceeds, including certain distributions, in excess of a threshold amount of $4.25 billion plus nine percent per annum from January 1, 2010, less any proceeds, including certain distributions, previously received by the VEBA Trust, or the Threshold Amount. If the VEBA Trust receives the Threshold Amount, any additional proceeds payable to the VEBA Trust for the Chrysler Group membership interests and any membership interests retained by the VEBA Trust are to be transferred to FNA LLC for no further consideration. Fiat may also acquire all of the membership interests held by the VEBA Trust by paying an amount equal to the then-current specified Threshold Amount. In addition, the equity recapture agreement provides for interim settlements of membership interests having one-third, one-half and 100 percent of the value of FNA LLC’s contingent value right on December 31, 2014, 2016 and 2018, respectively, if the VEBA Trust still holds membership interests on those dates.

In January 2012, FNA LLC’s ownership interest increased an additional five percent on a fully-diluted basis when Chrysler Group notified the U.S. Treasury that it achieved the third and final Class B Event, the Fuel Economy Event. Chrysler Group irrevocably committed to begin assembly of a vehicle based on a Fiat platform or vehicle technology that has a verified unadjusted combined fuel economy of at least 40 miles per gallon in commercial quantities in a production facility in the U.S. This was achieved with a pre-production version of the Dodge Dart, which is produced at the Belvidere Assembly Plant (Illinois).

In January 2013, the 200,000 of Chrysler Group Class B Membership Interests held by FNA LLC automatically converted to 571,429 Chrysler Group Class A Membership Interests in accordance with Chrysler Group LLC’s governance documents. There were no dilutive effects of the conversion.

As of September 30, 2013, FNA LLC held a 58.5 percent ownership interest in Chrysler Group and the VEBA Trust held the remaining 41.5 percent. Since July 2012, Fiat has exercised, through FNA LLC, the call option right to acquire three tranches of the VEBA Trust’s membership interests in Chrysler Group, each of which represents approximately 3.3 percent of Chrysler Group’s outstanding equity. Interpretation of the call option agreement is currently the subject of a proceeding in the Delaware Chancery Court, or the Chancery Court, in respect of the first exercise of the option in July 2012. In the event that this proceeding is resolved prior to the

Company Conversion, the amount of cash payments made by FNA LLC will be determined pursuant to a decision by the Chancery Court or a settlement between the parties. Refer to Note 25, Subsequent Events, of the accompanying audited consolidated financial statements for additional information regarding ownership interests in Chrysler Group and the pending litigation between FNA LLC and the VEBA Trust in the Chancery Court.

Critical Accounting Estimates

The audited consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, which require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses in the periods presented. We believe that the accounting estimates employed are appropriate and resulting balances are reasonable; however, due to inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

The critical accounting estimates that affect the audited consolidated financial statements and that use judgments and assumptions are listed below. In addition, the likelihood that materially different amounts could be reported under varied conditions and assumptions is discussed.

Business Combination Accounting

Chrysler Group was considered a VIE on June 10, 2009 because the total equity investment at risk was not sufficient to finance its activities. This conclusion was based on the fact that Chrysler Group’s only available source of financing at June 10, 2009 was from two of its members, the U.S. Treasury and the Canadian Government, under the terms of the related U.S. Treasury and EDC loan and credit facilities. The assessment of whether Chrysler Group continued to be a VIE was reconsidered on May 24, 2011 in connection with Chrysler Group’s repayment of the U.S. Treasury and EDC loans and termination of the related credit facilities, as well as FNA LLC’s contribution of additional equity through the exercise of its incremental equity call option. We concluded that Chrysler Group continued to be a VIE because the total equity investment at risk was not sufficient to finance Chrysler Group’s activities without additional subordinated financial support as evidenced by FNA LLC’s contribution of additional equity and the fact that the Tranche B Term Loan and Secured Senior Notes issued by Chrysler Group had ratings that were below investment grade. Refer to Note 13, Financial Liabilities, of the accompanying audited consolidated financial statements for additional information related to the nature, terms and amounts of the Tranche B Term Loan and Secured Senior Notes.

The primary beneficiary of a VIE is required to consolidate the VIE. The primary beneficiary is the entity that has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. While all of Chrysler Group’s members had the obligation to absorb losses and had the rights to receive benefits from their ownership interests in Chrysler Group that could potentially be significant to Chrysler Group, no individual member was determined to be the primary beneficiary, as no individual member had the power to direct the activities that most significantly impacted Chrysler Group’s economic performance. This was due to the fact that no one member had a majority representation on Chrysler Group’s Board of Directors or the contractual ability to direct Chrysler Group’s key activities prior to FNA LLC’s acquisition of the U.S. Treasury and Canadian Government ownership interests in Chrysler Group on July 21, 2011. Refer to Note 20, Other Transactions with Related Parties, of the accompanying audited consolidated financial statements for additional information regarding these transactions.

However, due to the various restrictions on the members’ ability to sell, transfer or encumber their interests as set forth in Chrysler Group’s governance documents, the members collectively constituted a related party group in accordance with U.S. GAAP consolidation guidance. As a result, the member most closely associated with Chrysler Group was required to consolidate Chrysler Group.

Prior to May 25, 2011, FNA LLC was not the member deemed to be most closely associated with Chrysler Group under U.S. GAAP consolidation guidance, and therefore was not the primary beneficiary. As noted above, prior to Chrysler Group’s issuance of the Tranche B Term Loan and Secured Senior Notes, the U.S. Treasury and Canadian Government were the only sources of financing for Chrysler Group. Further, the U.S. Treasury and Canadian Government were the only members required to provide additional financing under the terms of the U.S. Treasury and EDC loan and credit facilities. As a result of these risks and obligations, Chrysler Group’s equity structure and governance documents were designed to benefit the U.S. Treasury and Canadian Government by providing fewer restrictions on their ability to sell or transfer their interests in Chrysler Group as compared to the interests held by FNA LLC and the VEBA Trust. Conversely, FNA LLC was generally precluded from increasing its ownership interest in Chrysler Group, except through the Class B Events, until the U.S. Treasury and EDC loans were repaid and the credit facilities were terminated. Refer to Note 20, Other Transactions with Related Parties, of the accompanying audited consolidated financial statements for additional information regarding these Class B Events.

Upon repayment of the U.S. Treasury and EDC loans and termination of the related credit facilities on May 24, 2011, the U.S. Treasury and Canadian Government were no longer obligated to provide additional financing to Chrysler Group. Further, as noted above, in connection with this repayment, FNA LLC increased its equity at risk in Chrysler Group through the exercise of the incremental equity call option. As a result of these events, FNA LLC became the member most closely associated with Chrysler Group. Therefore, FNA LLC was determined to be the primary beneficiary, requiring consolidation and application of the acquisition method of accounting on May 25, 2011, or the Acquisition Date.

The consolidation of Chrysler Group was accounted for as a business combination achieved in stages using the acquisition method of accounting. In accordance with the acquisition method, FNA LLC remeasured its previously held equity interest in Chrysler Group at fair value. The noncontrolling interest in Chrysler Group was also recognized at its acquisition date fair value. Additionally, FNA LLC recognized the acquired assets and assumed liabilities at their acquisition date fair values, except for certain pre-acquisition contingent liabilities for which fair value was not determinable, deferred income taxes and certain liabilities associated with employee benefits, which were recorded according to other accounting guidance.

Goodwill represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill was measured as the excess of the sum of the exercise price of the incremental equity call option, the acquisition date fair value of the previously held equity interest and the acquisition date fair value of the noncontrolling interest less the aggregate acquisition date values of the identifiable assets acquired and liabilities assumed.

Goodwill arising from the consolidation of Chrysler Group is expected to be non-deductible for tax purposes. Refer to Note 14, Income Taxes, of the accompanying audited consolidated financial statements for additional information on the accounting for deferred income taxes related to the consolidation of Chrysler Group.

The following summarizes the fair values assigned to the net assets acquired as of the Acquisition Date (in millions of dollars):

Fair value of the previously held equity interest		$2,960
Incremental equity call option exercise price		1,268
Fair value of the noncontrolling interest		4,062

Assets acquired
Cash and cash equivalents (1)	$9,358
Restricted cash	467
Trade receivables	1,188
Inventories	4,387
Property, plant and equipment	13,578
Equipment and other assets on operating leases	1,879
Prepaid expenses and other assets	1,851
Advances to related parties and other financial assets	55
Deferred taxes	65
Intangible assets	5,059

Total assets acquired	37,887

Liabilities assumed
Trade liabilities	7,950
Accrued expenses and other liabilities	18,072
Financial liabilities	13,205
Deferred revenue	2,081
Deferred taxes	338

Liabilities assumed	41,646

Less: Value of net liabilities assumed		(3,759)

Goodwill		$12,049

(1)	Cash and cash equivalents includes $1,268 million of proceeds received by Chrysler Group in connection with Fiat’s exercise of its incremental equity call option for FNA LLC to acquire an additional 16 percent fully-diluted ownership interest in Chrysler Group pursuant to the terms of Chrysler Group LLC’s governance documents.

Previously Held Equity Interest and Noncontrolling Interest

The acquisition of Chrysler Group was achieved in stages. FNA LLC accounted for this as a step acquisition, which requires remeasurement of FNA LLC’s previously held equity interest in Chrysler Group to its fair value. Additionally, the acquisition method of accounting requires the noncontrolling interest also be recognized at its acquisition date fair value.

The fair values of the previously held equity interest and the noncontrolling interest were determined based on the fair value of Chrysler Group’s total membership interest as of the Acquisition Date. This was determined based on the purchase price Fiat negotiated with the U.S. Treasury to acquire their membership interest in Chrysler Group, the terms of which were agreed to on June 2, 2011. Under the terms of that agreement, Fiat agreed to pay $500 million for the U.S. Treasury’s 6.031 percent ownership interest in Chrysler Group. The purchase price, which represented an arm’s length agreement, implied Chrysler Group’s total equity was valued at $8,290 million. This value was corroborated using a discounted cash flow model which yielded an internal rate of return of 14.4 percent. The calculated internal rate of return was consistent with management’s estimated weighted average cost of capital, or WACC, at the Acquisition Date of 14.0 percent.

The key inputs used in the discounted cash flow model included:

•	Annual projections through 2014 prepared by management that reflect the estimated cash flows a market participant would expect to generate from operating the business;

•	A terminal value which was determined using a growth model that applied a 2.0 percent long-term growth rate to our projected cash flows beyond 2014. The long-term growth rate was based on management’s internal projections as well as industry growth prospects; and

•	Projected worldwide factory shipments ranging from 1.6 million vehicles in 2010 to 2.8 million vehicles in 2014.

FNA LLC’s previously held equity interest represented a 30 percent legal ownership interest in Chrysler Group at the Acquisition Date. However, we determined that it was probable the final Class B Event would be achieved in the near future, and that upon achievement, it would increase FNA LLC’s ownership interest by five percent, through the dilution of outstanding Chrysler Group Class A Membership Interests. As such, in determining the fair value of the previously held equity interest, we took into consideration the occurrence of the final Class B Event. Therefore, the fair value of the previously held equity interest was determined based on the implied fair value of Chrysler Group’s total membership interest of $8,290 million times 35 percent as the occurrence of the final Class B Event was determined to be virtually certain to occur. Additionally, the fair value of the previously held equity interest also included the fair value of the incremental equity call option exercised by FNA LLC in connection with the business combination. The fair value of the incremental equity call option was determined based on the implied fair value of Chrysler Group’s total membership interest of $8,290 million times 16 percent for the interest acquired (on a fully diluted basis) less the exercise price paid by FNA LLC of $1,268 million. The sum of these two items comprise the Acquisition Date fair value of FNA LLC’s previously held equity interest in Chrysler Group amounting to $2,960 million.

Immediately prior to the business combination, the carrying amount of FNA LLC’s previously held equity interest in Chrysler Group was zero due to cumulative losses recognized by FNA LLC in connection with its previously held equity method investment in Chrysler Group. As the resulting gain of $2,960 million relates to FNA LLC’s previously held equity interest, the gain was recognized by FNA LLC immediately prior to the commencement of the Successor period and is therefore included in FNA LLC’s retained earnings as of May 24, 2011 in the accompanying audited Consolidated Statements of Members’ Interest (Deficit). The gain on the previously held equity interest resulted in the recognition of a deferred tax liability of $475 million. The related income tax expense was recognized by FNA LLC immediately prior to the commencement of the Successor period, consistent with the gain on the previously held equity interest, and is therefore included in FNA LLC’s retained earnings as of May 24, 2011.

The noncontrolling interest in Chrysler Group was recorded at its Acquisition Date fair value of $4,062 million, which represents 49 percent of the implied fair value of Chrysler Group’s total membership interest of $8,290 million. Consistent with the valuation of FNA LLC’s previously held equity interest discussed above, the fair value of the noncontrolling interest was determined taking into consideration the dilutive effects resulting from the expected occurrence of the final Class B Event.

The significant assumptions related to the valuation of our assets and liabilities recorded in connection with the consolidation of Chrysler Group are discussed below.

Trade Receivables

We recorded trade receivables at a fair value of $1,188 million, which takes into account the risk that not all contractual amounts owed us will be collected. Contractual amounts due to us for acquired trade receivables amounted to $1,273 million. Due to the short-term nature of the acquired trade receivables, management did not expect cash collections for trade receivables to differ materially from the fair value recognized.

Inventories

We recorded inventories at a fair value of $4,387 million, which was determined as follows:

•	Finished products were determined based on the estimated selling price of finished products on hand less costs to sell, including disposal and holding period costs, as well as a reasonable profit margin on the selling and disposal effort for each specific category of finished products being evaluated;

•	Work in process was determined based on the estimated selling price once completed less total costs to complete the manufacturing process, costs to sell including disposal and holding period costs, as well as a reasonable profit margin on the remaining manufacturing, selling and disposal effort; and

•	Raw materials were determined based on current replacement cost.

Property, Plant and Equipment

We recorded property, plant and equipment, which includes land, buildings, leasehold improvements, machinery, equipment, construction in progress and special tooling, at a fair value of $13,578 million. The fair value was based on the premise of highest and best use.

The cost approach was applied in determining fair value for certain assets related to buildings, leasehold improvements and the majority of our machinery, equipment and special tooling. This method considers the amount required to construct or purchase a new asset of equal utility at current prices, with adjustments in value for physical deterioration, as well as functional and economic obsolescence. Economic obsolescence represents a loss in value due to unfavorable external conditions, such as the economics of the automotive industry as of May 25, 2011. Economic obsolescence was estimated based on expectations of the highest and best use of the property, plant and equipment, which generally contemplated an in-use valuation premise. Land was valued using the comparable sales method, which is a market approach that uses recent transactions for similar types of real property as a basis for estimating the fair value of the land acquired.

Equipment and Other Assets on Operating Leases

We recorded equipment and other assets on operating leases, for which we are the lessor, at a fair value of $1,879 million, which was based on the market value of comparable assets.

Intangible Assets

We recorded intangible assets at a fair value of $5,059 million. The following is a summary of the methods used to determine the fair value of our significant intangible assets:

•	The relief from royalty method was used to calculate the fair value of brand names of $3,580 million. The significant assumptions used in this method included:

•	Forecasted revenue for each brand name (Chrysler, Jeep, Dodge, Ram and Mopar);

•	Royalty rates based on licensing arrangements for the use of brands and trademarks in the automotive industry and related industries;

•	Estimated tax expense a market participant would incur on the net royalties;

•	After-tax discount rates ranging from 14 percent to 25 percent based on an estimated WACC and adjusted for perceived business risks related to these intangible assets; and

•	Indefinite economic lives for the acquired brands.

•	The cost approach was used to calculate the fair value of the acquired dealer networks of $378 million. The fair value of the acquired dealer networks was determined based on our estimated costs to re-create the dealer networks, which took into consideration an estimate of an optimal number of dealers.

•	The relief from royalty method was used to calculate the fair value of patented and unpatented technology of $293 million. The significant assumptions used included:

•	Forecasted revenue for each technology category;

•	Royalty rates based on licensing arrangements for similar technologies and obsolescence factors by technology category;

•	Estimated tax expense a market participant would incur on the net royalties;

•	After-tax discount rates ranging from 16 percent to 20 percent based on an estimated WACC and adjusted for perceived business risks related to these developed technologies; and

•	Estimated economic lives, which ranged from 3 to 8 years.

•	The relief from royalty method was used to calculate the fair value of the Fiat IP previously contributed by FNA LLC in connection with the initial capitalization of Chrysler Group. This reacquired right has a fair value of $370 million, based on the following significant assumptions:

•	Forecasts of revenues for vehicles expected to be manufactured in the future utilizing this intellectual property;

•	A royalty rate of 3 percent based on licensing arrangements for the use of technology in the automotive industry and related industries;

•	Estimated costs expected to be incurred to allow the Fiat IP to be used on vehicles sold in North America;

•	A discount rate of 15 percent commensurate with the perceived business risks related to the cash flows attributable to the Fiat IP; and

•	An estimated economic life of 10 years.

•	We recorded other intangible assets of $438 million, which included the fair value of software, other intellectual property and favorable operating leases.

Accrued Expenses and Other Liabilities

We recorded accrued expenses and other liabilities of $18,072 million, which included the following:

•	Pension and other postretirement employee benefits, or OPEB, liabilities of $3,858 million and $2,632 million, respectively, measured in accordance with the accounting guidance for employee benefits discussed in Note 19, Employee Retirement and Other Benefits, of the accompanying audited consolidated financial statements;

•	Other employee benefit and nonretirement post-employment benefits, including workers’ compensation and supplemental unemployment benefit obligations totaling $807 million, measured in accordance with the accounting guidance for employee benefits;

•	Certain warranty obligations of $1,990 million measured at fair value. Fair value was determined based on the expected future cash flows to satisfy the obligations, adjusted for a profit margin that would be required by a market participant to assume the obligations and discounted to a single present value using a discount rate that considers the timing of the expected cash flows and the non-performance risk of the obligations of 7.7 percent based on the timing of the claims and their relationship to other secured and unsecured obligations of the Company. We used Chrysler Group’s historical data regarding profit margins on its service contract business as a basis for estimating the profit margin a market participant would expect to earn on the assumed warranty obligations;

•	Various accrued expenses, including accrued sales incentives of $2,388 million; accrued income, property, excise, state, local and other taxes payable of $424 million and other items totaling $4,085 million measured at fair value; and

•	Various pre-acquisition contingencies totaling $1,888 million for which fair value was not determinable, which were measured in accordance with the accounting guidance related to contingencies as discussed below.

Financial Liabilities

We recorded financial liabilities, including debt and capital leases, at a fair value of $13,205 million. The Tranche B Term Loan and Secured Senior Notes were issued immediately prior to the business combination. This provided market observable information to establish the fair values of these instruments at the Acquisition Date. The fair values of all other financial liabilities were calculated using a discounted cash flow methodology utilizing a synthetic credit rating to estimate the non-performance risk associated with our debt instruments, adjusted where appropriate for any security interests. Appropriate discount rates were estimated by extrapolating market observable debt yields at the measurement dates. Financial liabilities included the following:

•	VEBA Trust Note with an Acquisition Date fair value of $4,710 million. Refer to Note 13, Financial Liabilities, of the accompanying audited consolidated financial statements for additional information related to the nature, terms, and amounts of the VEBA Trust Note;

•	Canadian Health Care Trust Notes with an Acquisition Date fair value of $1,072 million. Refer to Note 13, Financial Liabilities, of the accompanying audited consolidated financial statements for additional information related to the nature, terms, and amounts of the Canadian Health Care Trust Notes;

•	Mexican development banks credit facility due 2025 with an Acquisition Date fair value of $442 million. Refer to Note 13, Financial Liabilities, of the accompanying audited consolidated financial statements for additional information related to the nature, terms, and amounts of this facility; and

•	Other various financial liabilities and capital lease obligations with fair values totaling $781 million.

Deferred Revenue

We recorded deferred revenue with a fair value of $2,081 million, which includes obligations assumed to fulfill service contracts. Fair value was determined based on the expected future cash flows to satisfy the obligations, adjusted for a profit margin that would be required by a market participant to assume the obligations and discounted to a present value using a discount rate that considers the timing of the expected cash flows and the non-performance risk of the obligations ranging from 6.9 percent to 9.0 percent based on the timing of the claims and their relationship to other secured and unsecured obligations of the Company. We used Chrysler Group’s historical data regarding profit margins on its service contract business as a basis for estimating the profit margin a market participant would expect to earn on the obligations assumed to fulfill service contracts.

Pre-acquisition Contingencies for which Fair Value was not Determinable

We recorded $1,888 million relating to certain pre-acquisition contingent liabilities assumed from Chrysler Group in the transaction for which fair value was not determinable due to uncertainty in the timing and amount of the liability and the number of variables and assumptions in assessing the possible outcomes. Pre-acquisition contingencies for which fair value was not determinable included $1,244 million for certain warranty obligations and $633 million relating to product liabilities, including various pending legal actions and proceedings arising in connection with Chrysler Group’s activities as an automotive manufacturer.

Warranty obligations for which fair value was not determinable related to voluntary service actions and recall actions to address various customer satisfaction, safety and emissions issues on past vehicle sales. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective actions. The estimated future costs of these actions are based primarily on historical claims experience for our vehicles.

Fair value was also not determinable for product liabilities and various pending legal actions and proceedings arising from Chrysler Group’s activities as an automotive manufacturer. These contingencies included various legal proceedings, claims and governmental investigations which were pending on a wide range of topics, including: vehicle safety; emissions and fuel economy; dealer, supplier and other contractual relationships; intellectual property rights; product warranties; and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases, include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

As the fair value of these liabilities was not determinable, they have been measured in accordance with the accounting guidance related to contingencies.

We also assessed pre-acquisition contingencies for which we did not record an accrual to determine whether it was reasonably possible that the exposure relating to an individual matter could be material to our consolidated financial statements, thus requiring disclosure. On May 25, 2011, there were no such individual matters where we believed it was reasonably possible that our exposure to loss would be material to our consolidated financial statements.

Refer to Note 15, Commitments, Contingencies and Concentrations, of the accompanying audited consolidated financial statements for additional information related to these contingencies.

Pension

We sponsor both noncontributory and contributory defined benefit pension plans. The majority of the plans are funded plans. The noncontributory pension plans cover certain of our hourly and salaried employees. Benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain of our salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the 15 years preceding retirement.

Our defined benefit pension plans are accounted for on an actuarial basis, which requires that we make use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

The assumptions used in developing the required estimates include the following key factors:

•	Discount rates. Our discount rates are based on yields of high-quality (AA-rated or better) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension payments.

•	Expected return on plan assets. Our expected long-term rate of return on plan assets assumption is developed using a consistent approach across all plans. This approach primarily considers various inputs from a range of advisors for long-term capital market returns, inflation, bond yields and other variables, adjusted for specific aspects of our investment strategy.

•	Salary growth. Our salary growth assumption reflects our long-term actual experience, outlook and assumed inflation.

•	Inflation. Our inflation assumption is based on an evaluation of external market indicators.

•	Expected contributions. Our expected amount and timing of contributions is based on an assessment of minimum funding requirements. From time to time contributions are made beyond those that are legally required.

•	Retirement rates. Retirement rates are developed to reflect actual and projected plan experience.

•	Mortality rates. Mortality rates are developed to reflect actual and projected plan experience. In 2011, plan specific mortality tables, which also assume generational improvements, were actuarially developed using mortality experience from U.S. plans in 2005 through 2009. Generational improvements represent decreases in mortality rates over time based upon historical improvements in mortality and expected health care improvements. In August 2011, Chrysler Group received approval from the IRS for use of the plan specific mortality tables for funding for our U.S. plans effective January 1, 2012. Chrysler Group adopted the plan specific mortality tables with generational improvements for accounting purposes as of December 31, 2011. Mortality assumptions used in our Canadian benefit plans were also updated to reflect current and future mortality improvements.

Plan Assets Measured at Net Asset Value

Plan assets are recognized and measured at fair value in accordance with the accounting guidance related to fair value measurements, which specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques (Level 1, 2 and 3). Level 3 pricing inputs include significant inputs that are generally less observable from objective sources. At December 31, 2012, substantially all of our investments classified as Level 3 in the fair value hierarchy are valued at the net asset value, or NAV. The plan assets are classified as Level 3 as there are no active markets for these assets and they are valued using unobservable inputs.

Our investments classified as Level 3 include private equity, real estate and hedge fund investments. Private equity investments include those in limited partnerships that invest primarily in operating companies that are not publicly traded on a stock exchange. Our private equity investment strategies include leveraged buyouts, venture capital, mezzanine and distressed investments. Real estate investments include those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Investments in limited partnerships are valued at the NAV, which is based on audited financial statements of the funds when available, with adjustments to account for partnership activity and other applicable valuation adjustments.

Refer to Note 2, Basis of Presentation and Significant Accounting Policies, and Note 19, Employee Retirement and Other Benefits, of the accompanying audited consolidated financial statements for a discussion of the fair value hierarchy measurement.

Plan obligations and costs are based on existing retirement plan provisions. No assumption is made regarding any potential future changes to benefit provisions beyond those to which we are presently committed, such as in existing labor contracts.

Significant differences in actual experience or significant changes in assumptions may affect the pension obligations and pension expense. The effect of actual results differing from assumptions and of changing assumptions are included in accumulated other comprehensive income as unrecognized actuarial gains and losses. These gains and losses are subject to amortization to expense over the average future service period of plan participants expected to receive benefits under the plans to the extent they exceed 10 percent of the higher of the market related value of plan assets or the projected benefit obligation of the respective plan. For inactive pension plans, we amortize actuarial gains or losses to expense over the remaining life of plan participants. During 2012, the actual return on plan assets was $2,378 million, which was higher than the expected return of $1,811 million, resulting in an unrecognized actuarial gain of $567 million. The weighted average discount rate used to determine the benefit obligation for defined benefit pension plans was 3.98 percent at December 31, 2012 versus 4.84 percent at December 31, 2011, resulting in an unrecognized actuarial loss of $3,174 million. In 2013, $191 million of net unrecognized actuarial losses are expected to be recognized into expense.

The funded status of our pension plans as of December 31, 2012 and the expenses recognized during 2013 are affected by year end 2012 assumptions. These sensitivities may be asymmetric and are specific to the time periods noted. They also may not be additive, so the impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities shown. The effect of the indicated increase (decrease) in selected factors, holding all other assumptions constant, is shown below (in millions of dollars):

	Pension Plans
	Effect on 2013 Pension Expense	Effect on December 31, 2012 Projected Benefit Obligation
10 basis point decrease in discount rate	$25	$403
10 basis point increase in discount rate	(25)	(396)
50 basis point decrease in expected return on assets	124	—
50 basis point increase in expected return on assets	(124)	—

Plan Amendments to U.S. and Canada Salaried Defined Benefit Pension Plans

During the second quarter of 2013, we amended our U.S. and Canadian salaried defined benefit pension plans. The U.S. plans were amended in order to comply with IRS regulations, cease the accrual of future benefits effective December 31, 2013, and enhance the retirement factors. The Canada amendment ceases the accrual of future benefits effective December 31, 2014, enhances the retirement factors and continues to consider future salary increases for the affected employees. The changes to the plans resulted in an interim re-measurement of the plans, as well as a curtailment gain and plan amendments. As a result, we recognized a $780 million net reduction to our pension obligation, a $9 million reduction to prepaid pensions, a $51 million curtailment gain and a corresponding $720 million increase in accumulated other comprehensive income.

Refer to Note 19, Employee Retirement and Other Benefits, of the accompanying audited consolidated financial statements for a detailed discussion of our pension plans, and to Note 14, Employee Retirement and Other Benefits, of the accompanying condensed consolidated financial statements for information regarding our plan amendments.

Other Postretirement Employee Benefits

We provide health care, legal and life insurance benefits to certain of our hourly and salaried employees. Upon retirement from the Company, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.

OPEB plans are accounted for on an actuarial basis, which requires the selection of various assumptions. The estimation of our obligations, costs and liabilities associated with OPEB, primarily retiree health care and life insurance, requires that we make use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience, which may have an effect on the amount and timing of future payments.

The assumptions used in developing the required estimates include the following key factors:

•	Discount rates. Our discount rates are based on yields of high-quality (AA-rated or better) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected benefit payments.

•	Health care cost trends. Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends.

•	Salary growth. Our salary growth assumptions reflect our long-term actual experience, outlook and assumed inflation.

•	Retirement rates. Retirement rates are developed to reflect actual and projected plan experience.

•	Mortality rates. Mortality rates are developed to reflect actual and projected plan experience. In 2011, plan specific mortality tables, which also assume generational improvements, were actuarially developed using mortality experience from U.S. plans in 2005 through 2009. Generational improvements represent decreases in mortality rates over time based upon historical improvements in mortality and expected health care improvements. In August 2011, Chrysler Group received approval from the IRS for use of the plan specific mortality tables for funding for our U.S. plans effective January 1, 2012. Chrysler Group adopted the plan specific mortality tables with generational improvements for accounting purposes as of December 31, 2011. Mortality assumptions used in our Canadian benefit plans were also updated to reflect current and future mortality improvements. Plan obligations and costs are based on existing OPEB plan provisions. No assumptions have been made regarding any potential future changes to benefit provisions beyond those to which we are presently committed, such as in existing labor contracts.

The effect of actual results differing from assumptions and of changing assumptions are included in accumulated other comprehensive income (loss), or AOCI, as unrecognized actuarial gains and losses. These gains and losses are subject to amortization to expense over the average future service period of plan participants expected to receive benefits under the plan to the extent they exceed 10 percent of the higher of the market related value of plan assets or the accumulated benefit obligation of the respective plan. We immediately recognize actuarial gains or losses for OPEB plans that are short-term in nature and under which our obligation is capped. The weighted average discount rate used to determine the benefit obligation for OPEB plans was 4.07 percent at December 31, 2012 versus 4.93 percent at December 31, 2011, resulting in an unrecognized actuarial loss of $299 million. In 2013, $19 million of net unrecognized actuarial losses are expected to be recognized into expenses.

The effect of the indicated increase (decrease) in the assumed discount rate, holding all other assumptions constant, is shown below (in millions of dollars):

	OPEB Plans
	Effect on 2013 OPEB Expense	Effect on December 31, 2012 OPEB Obligation
10 basis point decrease in discount rate	$2	$37
10 basis point increase in discount rate	(2)	(37)

Refer to Note 19, Employee Retirement and Other Benefits, of the accompanying audited consolidated financial statements for more information regarding costs and assumptions for OPEB plans.

Share-Based Compensation

Chrysler Group has various compensation plans that provide for the granting of share-based compensation to certain employees and directors. We account for share-based compensation plans in accordance with the accounting guidance set forth for share-based payments, which requires share-based compensation expense to be recognized based on fair value. Compensation expense for equity-classified awards is measured at the grant date based on the fair value of the award using a discounted cash flow methodology. For those awards with post-vesting contingencies, an adjustment is applied to account for the probability of meeting the contingencies.

Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Compensation expense is recognized over the employee service period with an offsetting increase to contributed capital or accrued expenses and other liabilities depending on the nature of the award. If awards contain certain performance conditions in order to vest, the cost of the award is recognized when achievement of the performance condition is probable. Costs related to plans with graded vesting are generally recognized using the graded vesting method. Share-based compensation expense is recorded in Selling, Administrative and Other Expenses in the accompanying Consolidated Statements of Operations.

The fair value of each unit issued under the plans is based on the fair value of Chrysler Group’s membership interests. Each unit, or Chrysler Group Unit, is equal to 1/600th of the value of a Class A Membership Interest on a fully-diluted basis after conversion of the Class B Membership Interests, which equates to approximately 980 million Chrysler Group Units. Refer to Note 18, Share-Based Compensation, of the accompanying audited consolidated financial statements for additional information.

Since there is no publicly observable trading price for Chrysler Group’s membership interests, during the periods presented fair value was determined contemporaneously with each measurement using a discounted cash flow methodology. This approach, which is based on projected cash flows, is used to estimate Chrysler Group’s enterprise value. The fair value of Chrysler Group’s outstanding interest bearing debt, as of the measurement date, is deducted from its enterprise value to arrive at the fair value of equity. This amount is then divided by the total number of Chrysler Group Units, as determined above, to estimate the fair value of a single Chrysler Group Unit. The significant assumptions used in the calculation of fair value at each issuance date and for each period included the following, which is based on Chrysler Group’s financial information only:

•	Four years of annual projections prepared by management that reflect the estimated after-tax cash flows a market participant would expect to generate from operating the business;

•	A terminal value which was determined using a growth model that applied a 2.0 percent long-term growth rate to our projected after-tax cash flows beyond the four year window. The long-term growth rate was based on our internal projections, as well as industry growth prospects;

•	An estimated after-tax WACC ranging from 16.0 percent to 16.5 percent in 2012, 14.4 percent to 16.5 percent in 2011, and 15.0 percent to 15.3 percent in 2010; and

•	Projected worldwide factory shipments ranging from approximately 2 million vehicles in 2011 to approximately 3.2 million vehicles in 2016.

On June 2, 2011, Fiat agreed to acquire the U.S. Treasury’s 6.031 percent ownership interest in Chrysler Group for $500 million. As discussed above in — Business Combination Accounting, this transaction was utilized to determine the implied fair value of Chrysler Group’s total equity as of May 24, 2011, which was $8,290 million. The implied fair value of a Chrysler Group Unit as of May 24, 2011, was $7.62, which was determined by dividing the implied fair value of equity of $8,290 million by 980 million Chrysler Group Units. The resulting per unit value was then reduced by a discount to reflect the lack of marketability of a Chrysler Group Unit, which was estimated to be 10 percent. There were no such transactions for Chrysler Group’s equity during 2012. As a result, the fair value of a Chrysler Group Unit was determined based on the discounted cash flow method discussed above.

Based on these calculations, the per unit fair value of a Chrysler Group Unit, calculated based on the fully-diluted Chrysler Group Units of 980 million, was $9.92, $9.00, $7.63, $7.62 and $4.87 at September 30, 2013, December 31, 2012, December 31, 2011, May 24, 2011 and December 31, 2010, respectively. All per unit fair values include a discount for lack of marketability of 10 percent. The increase in the fair value of a Chrysler Group Unit from December 31, 2012 to September 30, 2013 was primarily attributable to continued improvement in Chrysler Group’s performance and continued progress on our achievement of the objectives outlined in the 2010-2014 Business Plan, including achievement of a substantial portion of our 2013 financial and performance objectives partially offset by a 50 basis point increase in our estimated WACC due to observed increases in the cost of debt and risk free interest rates.

The assumptions noted above used in the contemporaneous estimation of fair value at each measurement date have not changed significantly with the exception of the weighted average cost of capital, which is directly influenced by external market conditions. As of December 31, 2012, a change of 50 basis points in the weighted average cost of capital would cause the value of a Chrysler Group Unit to change by approximately $0.65, which would change our share-based compensation liability by approximately $7 million.

In the twelve months preceding September 30, 2013, we have had only two significant issuances of share-based compensation awards. Both grants were in February 2013 under our Chrysler Group LLC 2012 Long Term Incentive Plan, or 2012 LTIP Plan. The 2012 LTIP Plan is designed to retain talented professionals and reward their performance through annual grants of phantom equity in the form of restricted share units, or LTIP RSUs and performance share units, or LTIP PSUs. Refer to Note 18, Share-Based Compensation, of the accompanying audited consolidated financial statements for additional information regarding Chrysler Group’s share-based compensation plans.

	Grant Date	Units Granted	Grant Date Fair Value	Fair Value at September 30, 2013
LTIP PSUs	02/26/2013	254,152	$9.00	$9.92
LTIP RSUs	02/26/2013	1,628,822	$9.00	$9.92

The significant assumptions used in the calculation of fair value at the grant date included the following, which is based on Chrysler Group’s financial information only:

•	Four years of annual projections prepared by management that reflect the estimated after-tax cash flows a market participant would expect to generate from operating the business;

•	A terminal value which was determined using a growth model that applied a 2.0 percent long-term growth rate to our projected after-tax cash flows beyond the four year window. The long-term growth rate was based on our internal projections, as well as industry growth prospects;

•	An estimated after-tax WACC of 16.0 percent; and

•	Projected worldwide factory shipments ranging from approximately 2.6 million vehicles in 2013 to approximately 3.2 million vehicles in 2016.

Under the terms of the 2012 LTIP Plan, the Compensation Committee has authority to grant additional LTIP PSU awards during the three-year performance period. The grant date fair values of additional LTIP PSUs granted in the twelve month period ended September 30, 2013 were less than $5 million in the aggregate. Additionally, the grant date fair value of LTIP PSUs that were granted subsequent to September 30, 2013 was less than $2 million in the aggregate.

Impairment of Long-Lived Assets

Long-lived assets held and used (such as property, plant and equipment, and equipment and other assets on operating leases) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or group of assets exceeds the fair value of the asset or group of assets. No impairment indicators were identified during the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 or the year ended December 31, 2010. As such, no impairment charges were recognized during the respective periods. When long-lived assets are considered held for sale, they are recorded at the lower of carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill and Other Intangible Assets

We account for goodwill in accordance with the accounting guidance related to intangibles and goodwill, which requires us to test goodwill for impairment at the reporting unit level at least annually and when significant events occur or there are changes in circumstances that indicate the fair value is less than the carrying value. Such events could include, among others, a significant adverse change in the business climate, an unanticipated change in the competitive environment and a decision to change the operations of the Company. We have one operating segment, which is also our only reporting unit.

Goodwill is evaluated for impairment annually as of October 1. In September 2011, the Financial Accounting Standards Board, or FASB, issued updated guidance on annual goodwill impairment testing. The amendment allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we elect the qualitative assessment, and we conclude it is more likely than not that the fair value of a reporting unit is less than its carrying amount, quantitative impairment testing is required. However, if we conclude otherwise, quantitative impairment testing is not required.

When quantitative impairment testing is required, goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test is to compare the fair value of our reporting unit to its carrying value. The fair value is determined by estimating the present value of expected future cash flows for the reporting unit. If the fair value of the reporting unit is greater than its carrying amount, no impairment exists and the second step of the test is not performed. If the carrying amount of the reporting unit is greater than the fair value, there is an indication that an impairment may exist and the second step of the test must be completed to measure the amount of the impairment. The second step of the test calculates the implied fair value of goodwill by assigning the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. The implied fair value of goodwill is then compared to the carrying value. If the implied fair value of goodwill is less than the carrying value, an impairment loss is recognized equal to the difference. No goodwill impairment losses have been recognized for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 or the year ended December 31, 2010.

As discussed in —Valuation of Deferred Tax Assets below, if we are able to demonstrate sustained profitability, we will reverse a significant portion of the valuation allowances recorded against our deferred tax assets. If the valuation allowances are released, the carrying value of our reporting unit will increase significantly. Depending on the fair value of our reporting unit at that time, there may be an indication that goodwill is impaired.

Intangible assets that have a finite useful life are amortized over their respective estimated useful lives, which are reviewed by management each reporting period and whenever changes in circumstances indicate that the carrying value of the assets may not be recoverable. Other intangible assets determined to have an indefinite useful life are not amortized, but are instead tested for impairment annually. In July 2012, the FASB issued updated guidance on the annual testing of indefinite-lived intangible assets for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If we elect the qualitative assessment, and we conclude it is more likely than not that the fair value of the indefinite-lived intangible assets is less than its carrying amount, quantitative impairment testing is required. However, if we conclude otherwise, quantitative impairment testing is not required. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. Management estimates fair value through various techniques including discounted cash flow models, which incorporate market based inputs, and third party independent appraisals, as considered appropriate. Management also considers current and estimated economic trends and outlook. No impairment losses on these assets have been recognized for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010.

Valuation of Deferred Tax Assets

A valuation allowance on deferred tax assets is required if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient taxable income during the carryback or carryforward periods applicable in each tax jurisdiction. Our accounting for deferred tax assets represents our best estimate of those future events. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.

In assessing the realizability of deferred tax assets, we consider both positive and negative evidence. Concluding that a valuation allowance is not required is difficult when there is absence of positive evidence and there is significant negative evidence which is objective and verifiable, such as cumulative losses in recent years. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. Cumulative losses in recent years are a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.

The assessment of the nature, timing and recognition of a valuation allowance takes into account various types of evidence, including, but not limited to, the following:

•	Nature, frequency and severity of current and cumulative financial reporting losses. A pattern of objectively measured recent financial reporting losses is heavily weighted as a source of negative evidence. In certain circumstances, historical information may not be as relevant due to changed circumstances;

•	Sources of future taxable income. Future reversals of existing temporary differences are heavily-weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, these projections of future taxable income are given no weight for the purposes of the valuation allowance assessment; and

•	Tax planning strategies. If necessary and available, tax planning strategies would be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

Our deferred tax assets consist primarily of those related to FNA LLC’s investment in Chrysler Group and of those of our subsidiaries in foreign jurisdictions. As we have previously disclosed, our subsidiaries in foreign jurisdictions are highly dependent on our North American operations, which consists primarily of our U.S. operations. Despite our recent financial results, we have not yet reached a level of sustained profitability for our U.S. operations. While we have been profitable in the U.S. for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, our financial performance history is somewhat limited. We have undergone significant changes in our capital structure, management and business strategies since the 363 Transaction with Old Carco LLC in 2009. We have also implemented several new product development programs. While we continue to improve our product portfolio, we need to continue to decrease our dependency on the pick-up truck, SUV and minivan markets. We are also reliant upon the Fiat-Chrysler Alliance to jointly develop vehicles and vehicle platforms, which is somewhat uncertain given Fiat’s own business and financial condition, as well as its revised business strategy for product development and manufacturing operations. We believe that our ability to realize the benefits of the Fiat-Chrysler Alliance is critical for us to compete with our larger, more product-diversified and better-funded competitors. See Risk Factors —Risks Related to our Business —We depend on the Fiat-Chrysler Alliance to provide new vehicle platforms and powertrain technologies, additional scale, global distribution and management resources that are critical to our viability and success, —Certain arrangements with Fiat under the Fiat-Chrysler Alliance may result in diverging interests between us and Fiat, which may adversely affect our business, financial condition and results of operations and —Fiat is free to sell, in whole or in part, its equity ownership in us, which could reduce Fiat’s incentive to support our industrial alliance and may subject us to the control of a presently unknown third party for a discussion of critical risks related to the Fiat-Chrysler Alliance. We concluded that negative evidence, including the lack of sustained profitability, outweighed our positive evidence as of December 31, 2012; therefore we maintained our valuation allowances on our net deferred tax assets of $4.4 billion.

We believe that sustained profitability may be demonstrated by certain factors, which may include a combination of the following over an extended period of time:

•	Continued positive progress on the 2010-2014 Business Plan, including achievement of a substantial portion of our 2013 financial and performance objectives;

•	Continued improvement in our product mix;

•	Increased sales outside of North America; and/or

•	Our ability to successfully launch vehicles, particularly those using a Fiat or jointly developed platform.

We have demonstrated progress towards the factors noted above. In the first half of 2013, we launched the 2014 Jeep Grand Cherokee and 2013 Ram Heavy Duty truck, both of which have received several awards and are selling well in the market. In addition, we launched the 2014 Fiat 500L, which Fiat began contract manufacturing for us in May 2013, as well as the all-new 2014 Jeep Cherokee and 2014 Ram ProMaster in the second half of 2013, which were all developed in collaboration with Fiat. The Jeep Cherokee is based on the CUSW platform that we co-developed with Fiat and is based on a Fiat platform. We began shipping the 2014 Jeep Cherokee to dealers in late October 2013. The market acceptance and sales volumes of the Fiat 500L, Jeep Cherokee and Ram ProMaster will present an additional indication of our progress towards our 2013 financial and performance objectives, as well as our ability to successfully launch newly designed vehicles, and/or vehicles utilizing Fiat or jointly developed platforms. These vehicle launches will also provide an indicator of our continued improvement in our product mix.

While we believe that the Fiat-Chrysler Alliance has enabled us to accelerate our positive transformation by providing us access to smaller, more fuel efficient vehicles and technologies for vehicle segments where we have been historically underrepresented, there is uncertainty surrounding our alliance with Fiat, which could impact our long term success.

As a result, we do not believe that we have reached a level of sustained profitability and have maintained our valuation allowances on our net deferred tax assets as of September 30, 2013.

We expect that we will demonstrate cumulative profitability through the fourth quarter of 2013; however, the uncertainties surrounding the Fiat-Chrysler Alliance may impact our conclusion regarding our ability to reach sustained profitability. If we are able to reach sustained profitability, our conclusion regarding the need for valuation allowances on our net deferred tax assets could change, resulting in the reversal of a significant portion of the valuation allowances as early as the fourth quarter of 2013. We anticipate retaining approximately $200 million of our valuation allowances on the net deferred tax positions, primarily in certain foreign countries, which we do not expect to be realized. In the reporting period in which the valuation allowance is released, we will record a significant tax benefit related to the release, which will result in a negative effective tax rate. Until such time, we will reverse a portion of the valuation allowance related to the corresponding realized tax benefit for that period, without changing our conclusions regarding the need for a full valuation allowance against the remaining net deferred tax assets.

Sales Incentives

We record the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale to the dealer. This estimated cost represents the incentive programs offered to dealers and consumers, as well as the expected modifications to these programs in order to facilitate sales of the dealer inventory. Subsequent adjustments to incentive programs related to vehicles previously sold to dealers are recognized as an adjustment to revenue in the period the adjustment is determinable.

We use price discounts to adjust vehicle pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, consumer demand for the product and the need to support promotional campaigns. We may offer a variety of sales incentive programs at any given point in time, including: cash offers to dealers and consumers and subvention programs offered to customers, or lease subsidies, which reduce the retail customer’s monthly lease payment or cash due at the inception of the financing arrangement, or both. Incentive programs are generally brand, model and region specific for a defined period of time, which may be extended.

Multiple factors are used in estimating the future incentive expense by vehicle line including the current incentive programs in the market, planned promotional programs and the normal incentive escalation incurred as the model year ages. The estimated incentive rates are reviewed monthly and changes to the planned rates are adjusted accordingly, thus impacting revenues. As discussed previously, there are a multitude of inputs affecting the calculation of the estimate for sales incentives, and an increase or decrease of any of these variables could have a significant effect on recorded revenues.

Warranty and Product Recalls

We establish reserves for product warranties at the time the sale is recognized. We issue various types of product warranties under which we generally guarantee the performance of products delivered for a certain period or term. The reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for our vehicles. In addition, the number and magnitude of additional service actions expected to be approved, and policies related to additional service actions, are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in our assumptions could materially affect our results of operations.

We periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles we sell. Included in the reserve is the estimated cost of these service and recall actions. The estimated future costs of these actions are based primarily on historical claims experience for our vehicles. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate cost of these service and recall actions may require us to make expenditures in excess of established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. Our estimate of warranty and additional service and recall action obligations is re-evaluated on a quarterly basis. Experience has shown that initial data for any given model year can be volatile; therefore, our process relies upon long-term historical averages until actual data is available. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. Resulting accruals are then compared with current spending rates to ensure that the balances are adequate to meet expected future obligations.

Accounting Standards Not Yet Adopted

Accounting standards not yet adopted are discussed in Note 2, Basis of Presentation and Significant Accounting Policies, of the accompanying audited consolidated financial statements and Note 2, Basis of Presentation and Recent Accounting Pronouncements, of the accompanying condensed consolidated financial statements.

In July 2013, the FASB issued updated guidance requiring that certain unrecognized tax benefits be recognized as offsets against the corresponding deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, unless the deferred tax asset is not available or not intended to be used at the reporting date. This guidance is effective for fiscal periods beginning after December 15, 2013, and is to be applied prospectively to unrecognized tax benefits that exist at the effective date. We will comply with this guidance as of January 1, 2014, and we are evaluating the potential impact on our consolidated financial statements.

In July 2013, the FASB issued updated guidance to allow for the inclusion of the Federal Funds Effective Swap Rate as a benchmark interest rate for hedge accounting purposes. This guidance is effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. We adopted this guidance as of July 17, 2013, and it did not have a material impact on our consolidated financial statements.

In March 2013, the FASB issued updated guidance to clarify a parent company’s accounting for the release of the cumulative translation adjustment into income upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. This guidance is effective for fiscal periods beginning after December 15, 2013, and is to be applied prospectively to derecognition events occurring after the effective date. We will comply with this guidance as of January 1, 2014, and we are evaluating the potential impact on our consolidated financial statements.

In February 2013, the FASB issued updated guidance in relation to the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. This guidance is effective for fiscal periods beginning after December 15, 2013, and is to be applied retrospectively for all periods presented for those obligations resulting from joint and several liability arrangements that exist at the beginning of the fiscal year of adoption. We will comply with this guidance as of January 1, 2014, and we are evaluating the potential impact on our consolidated financial statements.

In February 2013, the FASB issued updated guidance that amends the reporting of amounts reclassified out of AOCI. These amendments do not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component, either on the face of the financial statement where net income is presented or in the notes to the financial statements. This guidance was effective for fiscal periods beginning after December 15, 2012, and was to be applied prospectively. We adopted this guidance as of January 1, 2013, and it did not have a material impact on our consolidated financial statements.

In October 2012, the FASB issued updated guidance on technical corrections and other revisions to various FASB codification topics. The guidance represents changes to clarify the codification, correct unintended application of the guidance or make minor improvements to the codification. The guidance also amends various codification topics to reflect the measurement and disclosure requirements of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. Certain amendments in this guidance were effective for fiscal periods beginning after December 15, 2012, while the remainder of the amendments were effective immediately. We previously adopted the guidance that was effective immediately and adopted the remainder of the guidance as of January 1, 2013, and it did not have a material impact on our consolidated financial statements.

In August 2012, the FASB issued updated guidance on technical corrections to the SEC guidance in the U.S. GAAP hierarchy. The SEC guidance was updated to make it more consistent with U.S. GAAP issued by the FASB. The principal changes to the guidance involve revision or removal of accounting guidance references and other conforming changes to ensure consistent referencing throughout the SEC’s Staff Accounting Bulletins. This guidance was effective immediately and it did not have a material impact on our consolidated financial statements.

In July 2012, the FASB issued updated guidance on the annual testing of indefinite-lived intangible assets for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If, based on its qualitative assessment, an entity concludes it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if an entity concludes otherwise, quantitative impairment testing is not required. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We elected to early adopt the updated guidance as of October 1, 2012, and it did not have a material impact on our consolidated financial statements.

In December 2011, the FASB issued updated guidance which amends the disclosure requirements regarding the nature of an entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. Under the guidance, an entity must disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. In January 2013, the FASB issued updated guidance which clarified that the 2011 amendment to the balance sheet offsetting standard does not cover transactions that are not considered part of the guidance for derivatives and hedge accounting. This guidance was effective for fiscal periods beginning on or after January 1, 2013. We adopted this guidance as of January 1, 2013, and it did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued updated guidance to achieve common fair value measurement and disclosure requirements between IFRS and U.S. GAAP. The amendments clarify the FASB’s intent about the application of existing requirements and provide for changes in measuring the fair value of financial instruments that are managed within a portfolio and the application of premiums or discounts. This guidance will require us to, among other things, expand existing disclosures for recurring Level 3 fair value measurements and for those assets and liabilities not measured at fair value on the balance sheet, but for which fair value is disclosed. This guidance was effective for fiscal periods beginning after December 15, 2011, and was to be applied prospectively. We adopted this guidance as of January 1, 2012, and it did not have a material impact on our consolidated financial statements.

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures: Adjusted Net Income (Loss); Modified Operating Profit (Loss); Modified Earnings Before Interest, Taxes, Depreciation and Amortization, which we refer to as Modified EBITDA; Gross and Net Industrial Debt; as well as Free Cash Flow. We believe that these non-GAAP financial measures provide useful information about our operating results and enhance the overall ability to assess our financial performance. They provide us with comparable measures of our financial performance based on normalized operational factors which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate.

These financial measures may not be comparable to other similarly titled measures of other companies and are not an alternative to net income (loss) or income (loss) from operations as calculated and presented in accordance with U.S. GAAP. These measures should not be used as a substitute for any U.S. GAAP financial measures.

Adjusted Net Income (Loss)

Adjusted Net Income (Loss) is defined as net income (loss) excluding the impact of infrequent charges, which includes losses on extinguishment of debt. We use Adjusted Net Income (Loss) as a key indicator of the trends in our overall financial performance, excluding the impact of such infrequent charges.

Modified Operating Profit (Loss)

We measure Modified Operating Profit (Loss) to assess the performance of our core operations, establish operational goals and forecasts that are used to allocate resources, and evaluate our performance period over period. Modified Operating Profit (Loss) is computed starting with net income (loss), and then adjusting the amount to (i) add back income tax expense and exclude income tax benefits, (ii) add back net interest expense (excluding interest expense related to financing activities associated with the Gold Key Lease vehicle lease portfolio), (iii) add back (exclude) all pension, OPEB and other employee benefit costs (gains) other than service costs, (iv) add back restructuring expense and exclude restructuring income, (v) add back other financial expense, (vi) add back losses and exclude gains due to cumulative change in accounting principles and (vii) add back certain other costs, charges and expenses, which include the charges factored into the calculation of Adjusted Net Income (Loss). We also use performance targets based on Modified Operating Profit (Loss) as a factor in our incentive compensation calculations for our represented and non-represented employees.

Modified EBITDA

We measure the performance of our business using Modified EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We compute Modified EBITDA starting with net income (loss) adjusted to Modified Operating Profit (Loss) as described above, and then adding back depreciation and amortization expense (excluding depreciation and amortization expense for vehicles held for lease). We believe that Modified EBITDA is useful to determine the operational profitability of our business, which we use as a basis for making decisions regarding future spending, budgeting, resource allocations and other operational decisions.

The reconciliation of net income (loss) to Adjusted Net Income (Loss), Modified Operating Profit and Modified EBITDA is set forth below for the respective periods (in millions of dollars). In addition, we have included the unaudited pro forma results for the year ended December 31, 2011. Refer to Unaudited Pro Forma Condensed Consolidated Financial Information for additional information related to the Unaudited Pro Forma Financial Information.

	Successor
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income	$476	$422	$1,240	$1,388
Plus:
Loss on extinguishment of debt (a)	—	—	9	—

Adjusted Net Income	$476	$422	$1,249	$1,388

Plus:
Income tax expense	181	62	298	216
Net interest expense	234	250	712	753
Net pension, OPEB and other employee benefit gains other than service costs	(22)	(28)	(154)	(104)
Restructuring income, net	(1)	(6)	(12)	(54)
Other financial expense, net	3	4	14	9

Modified Operating Profit	$871	$704	$2,107	$2,208

Plus:
Depreciation and amortization expense	792	659	2,164	2,047
Less:
Depreciation and amortization expense for vehicles held for lease	(74)	(55)	(146)	(122)

Modified EBITDA	$1,589	$1,308	$4,125	$4,133

	Successor	Unaudited Pro Forma		Successor	Predecessor A
	Year Ended December 31, 2012	Year Ended December 31, 2011	Unaudited Pro Forma Adjustments	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Net income (loss)	$1,805	$995	$1,032 (d)	$264	$(301)	$(652)
Plus:
Loss on extinguishment of debt (b)	—	—	(551) (e)	—	551	—

Adjusted Net Income (Loss)	$1,805	$995	$481	$264	$250	$(652)

Plus:
Income tax expense	292	203	1 (f)	101	101	139
Net interest expense	995	1,017	(154) (g)	608	563	1,228
Net pension, OPEB and other employee benefit gains other than service costs	(130)	(241)	(27) (h)	(138)	(76)	(52)
Loss on Canadian HCT Settlement (c)	—	—	—	—	—	46
Restructuring (income) expenses, net	(61)	3	—	(5)	8	48
Other financial expense, net	15	11	—	5	6	6

Modified Operating Profit	$2,916	$1,988	$301	$835	$852	$763

Plus:
Depreciation and amortization expense	2,718	2,892	7 (i)	1,625	1,260	3,051
Less:
Depreciation and amortization expense for vehicles held for lease	(163)	(97)	—	(70)	(27)	(353)

Modified EBITDA	$5,471	$4,783	$308	$2,390	$2,085	$3,461

(a)	In connection with the June 2013 amendment and re-pricing of Chrysler Group’s Original Credit Agreement dated May 24, 2011, we recognized a $9 million loss on extinguishment of debt. The charges consisted of the write off of $1 million of unamortized debt issuance costs associated with the original facilities, and $8 million of call premium and other fees associated with the amendment and re-pricing.
(b)	In connection with the May 2011 repayment of Chrysler Group’s outstanding obligations under the U.S. Treasury first lien credit facilities, or U.S. Treasury credit facilities, and the Export Development Canada Credit Facilities, or EDC credit facilities, we recognized a $551 million loss on extinguishment of debt. The charges consisted of the write off of $136 million of unamortized debt discounts and $34 million of unamortized debt issuance costs associated with the U.S. Treasury credit facilities and $367 million of unamortized debt discounts and $14 million of unamortized debt issuance costs associated with the EDC credit facilities.
(c)	In August 2010, Chrysler Canada entered into a settlement agreement with the CAW to permanently transfer the responsibility for providing postretirement health care benefits for CAW represented employees, retirees and dependents, or the Covered Group, to a new retiree plan. The new retiree plan will be funded by the Health Care Trust, or HCT. During the year ended December 31, 2010, we recognized a $46 million loss as a result of the Canadian HCT Settlement Agreement.
(d)	Reflects the total net income (loss) effect of the unaudited pro forma adjustments, which give effect to FNA LLC’s consolidation of Chrysler Group as if it had occurred on January 1, 2011. Refer to Unaudited Pro Forma Condensed Consolidated Financial Information, above, for additional information related to these unaudited pro forma adjustments.
(e)	This adjustment reflects the elimination of the $551 million loss on extinguishment of debt recognized by Predecessor A during the period from January 1, 2011 to May 24, 2011 in connection with the repayment of the outstanding obligations under the U.S. Treasury and EDC credit facilities on May 24, 2011. Refer to Unaudited Pro Forma Condensed Consolidated Financial Information, above, for additional information related to these unaudited pro forma adjustments.
(f)	Reflects the income tax effect of the unaudited pro forma adjustments at the statutory tax rate in effect in the jurisdiction to which the underlying unaudited pro forma adjustments related.

(g)	This adjustment includes the following:
(i)	a net reduction of $135 million of interest expense due to the refinancing transaction that was completed on May 24, 2011. Had the 2019 Notes and 2021 Notes been issued and the Senior Credit Facilities been entered into on December 31, 2010, we would have recognized an additional $191 million of interest expense during 2011. The pro forma adjustment also assumes the elimination of $326 million of interest expense that was recognized by Chrysler Group on the obligations outstanding under the U.S. Treasury and EDC credit facilities for the period from January 1, 2011 to May 24, 2011 as it was assumed that these obligations were repaid and the facilities terminated on December 31, 2010. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —Senior Credit Facilities and Secured Senior Notes and —Repayment of U.S. Treasury and Export Development Canada Credit Facilities for additional information related to the May 2011 refinancing transaction; and
(ii)	a $19 million reduction in interest expense on the VEBA Trust Note as a result of recording the note at its acquisition date fair value.
(h)	This adjustment reflects the reduction in pension and OPEB expense as a result of the remeasurement of the pension and OPEB obligations. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Critical Accounting Estimates —Business Combination Accounting —Accrued Expenses and Other Liabilities, for additional information.
(i)	Reflects a $7 million increase in amortization expense resulting from the step-up in our finite-lived intangible assets to their fair value, which are amortized on a straight-line basis over their respective estimated useful lives ranging from 3 to 20 years.

Gross and Net Industrial Debt

We compute Gross Industrial Debt as total financial liabilities less Gold Key Lease financing obligations. Gold Key Lease financing obligations were primarily satisfied out of collections from the related operating leases and proceeds from the sales of the related vehicles. As of June 2012, all Gold Key Lease financing obligations have been repaid.

We deduct our cash and cash equivalents from Gross Industrial Debt to compute Net Industrial Debt. We use Net Industrial Debt as a measure of our financial leverage and believe it is useful to others in evaluating our financial leverage.

The following is a reconciliation of financial liabilities to Gross and Net Industrial Debt (in millions of dollars):

	Successor
	September 30, 2013	December 31, 2012	December 31, 2011
Financial liabilities (1)	$13,385	$13,583	$13,368
Less: Gold Key Lease obligations
Short-term asset-backed notes payable	—	—	41

Gross Industrial Debt	$13,385	$13,583	$13,327
Less: Cash and cash equivalents	11,781	11,834	9,601

Net Industrial Debt	$1,604	$1,749	$3,726

(1)	Refer to Note 13, Financial Liabilities, of the accompanying audited consolidated financial statements and Note 9, Financial Liabilities, of the accompanying condensed consolidated financial statements for additional information regarding our financial liabilities.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating and investing activities, excluding any debt related investing activities, adjusted for financing activities related to Gold Key Lease. Free Cash Flow is presented because we believe that it is used by analysts and other parties in evaluating the Company. However, Free Cash Flow does not necessarily represent cash available for discretionary activities, as certain debt obligations and capital lease payments must be funded out of Free Cash Flow. We also use performance targets based on Free Cash Flow as a factor in our incentive compensation calculations for our non-represented employees.

Free Cash Flow should not be considered as an alternative to, or substitute for, net change in cash and cash equivalents. We believe it is important to view Free Cash Flow as a complement to our consolidated statements of cash flows.

The following is a reconciliation of Net Cash Provided by (Used In) Operating and Investing Activities to Free Cash Flow (in millions of dollars):

	Successor
	Nine Months Ended September 30,
	2013	2012
Net Cash Provided by Operating Activities	$2,578	$5,442
Net Cash Used in Investing Activities	(2,413)	(2,934)
Investing activities excluded from Free Cash Flow:
Change in loans and notes receivables	—	(1)
Financing activities included in Free Cash Flow:
Repayments of Gold Key Lease financing	—	(41)

Free Cash Flow	$165	$2,466

	Successor		Predecessor A
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Net Cash Provided by Operating Activities	$5,784	$1,984	$2,619	$4,320
Net Cash Provided by (Used in) Investing Activities (1)	(3,557)	6,372	(252)	(1,167)
Investing activities excluded from Free Cash Flow:
Proceeds from USDART (2)	—	—	(96)	—
Change in loans and notes receivables	(2)	(3)	(3)	(36)
Financing activities included in Free Cash Flow:
Proceeds from Gold Key Lease financing	—	—	—	266
Repayments of Gold Key Lease financing	(41)	(87)	(497)	(1,903)

Free Cash Flow	$2,184	$8,266	$1,771	$1,480

(1)	Net Cash Provided by (Used in) Investing Activities for the period from May 25, 2011 to December 31, 2011 includes $8,090 million of cash acquired in connection with the consolidation of Chrysler Group on May 25, 2011. Refer to —Critical Accounting Estimates —Business Combination Accounting, above, for additional information.
(2)	U.S. Dealer Automotive Receivables Transition LLC, or USDART, as described below under —Liquidity and Capital Resources —Ally MTA.

Results of Operations

Presentation of FNA and Chrysler Group Operating Results

On May 25, 2011, FNA LLC became the primary beneficiary of Chrysler Group LLC, which is a VIE. The consolidation of Chrysler Group was accounted for as a business combination, achieved in stages, using the acquisition method of accounting. In accordance with the acquisition method, FNA LLC recognized the acquired assets and assumed liabilities at their acquisition date fair values, with certain exceptions as provided in the applicable accounting guidance. FNA does not have significant operations, other than those of Chrysler Group, and its accounting policies are the same as Chrysler Group’s. FNA LLC’s consolidation of Chrysler Group on May 25, 2011 established a new accounting basis. Therefore, in addition to separately presenting financial information for the 2011 Predecessor A and Successor periods, we have prepared unaudited pro forma financial information for the year ended December 31, 2011 by applying unaudited pro forma adjustments to Chrysler Group’s consolidated financial information for the period from January 1, 2011 to May 24, 2011 and FNA’s consolidated financial information for the period from May 25, 2011 to December 31, 2011, appearing elsewhere in this prospectus.

The Unaudited Pro Forma Financial Information for the year ended December 31, 2011 gives effect to FNA LLC’s consolidation of Chrysler Group as if it had occurred on January 1, 2011. The Unaudited Pro Forma Financial Information, which has been prepared and presented in accordance with Article 11 of Regulation S-X, does not purport to represent what our actual consolidated results of operations would have been had the consolidation of Chrysler Group actually occurred on January 1, 2011, nor is it necessarily indicative of future consolidated results of operations. The Unaudited Pro Forma Financial Information is presented for informational purposes only. The historical consolidated financial information has been adjusted in the Unaudited Pro Forma Financial Information to give effect to pro forma events that are (1) directly attributable to the consolidation of Chrysler Group, (2) factually supportable, and (3) expected to have a continuing impact on the consolidated financial results. As FNA LLC and Chrysler Group have the same accounting policies, no conforming adjustments were necessary. Additionally, there were no reclassifications necessary to conform Chrysler Group’s historical presentation to FNA’s. All unaudited pro forma adjustments and their underlying assumptions are described more fully in the footnotes to our Unaudited Pro Forma Financial Information. Refer to Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information. The Unaudited Pro Forma Financial Information should be read in conjunction with the information contained in Selected Historical Consolidated Financial and Other Data and the audited consolidated financial statements and the related notes thereto, appearing elsewhere in this prospectus.

A summary of our operating results is presented below for the three-month and nine-month periods ended September 30, 2013 and 2012, the year ended December 31, 2012 and the period from May 25, 2011 to December 31, 2011, along with the operating results of Predecessor A for the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010. We have also presented the Unaudited Pro Forma Financial Information for the year ended December 31, 2011.

The discussion of certain line items (cost of sales, gross margin, selling, administrative and other expenses, and research and development expenses) includes a presentation of such line items as a percentage of revenues, for the respective periods presented, to facilitate the discussion of the period over period comparisons.

Worldwide Factory Shipments

The following summarizes our gross and net worldwide factory shipments, which include vehicle sales to our dealers, distributors and contract manufacturing customers. Management believes that this data provides meaningful information regarding our operating results. Shipments of vehicles manufactured by our assembly facilities are generally aligned with current period production, which is driven by consumer demand. Revenue is generally recognized when the risks and rewards of ownership of a vehicle have been transferred to our customer, which usually occurs upon release of the vehicle to the carrier responsible for transporting the vehicle to our customer.

Dealers and distributors sell our vehicles to retail customers and fleet customers. Our fleet customers include rental car companies, commercial fleet customers, leasing companies and governmental entities. Our fleet shipments include vehicle sales through our Guaranteed Depreciation Program, or GDP, under which we guarantee the residual value or otherwise assume responsibility for the minimum resale value of the vehicle. We account for such sales similar to an operating lease and recognize rental income over the contractual term of the lease on a straight-line basis. At the end of the lease term, we recognize revenue for the portion of the vehicle sales price which had not been previously recognized as rental income and recognize, in cost of sales, the remainder of the cost of the vehicle which had not been previously recognized as depreciation expense over the lease term. We include GDP vehicle sales in our worldwide factory shipments at the time of auction, rather than at the time of sale to the fleet customer, consistent with the timing of revenue recognition. We consider these net worldwide factory shipments to approximate the timing of revenue recognition.

	Three Months Ended September 30,		Increase (Decrease)	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012 (1)		2013	2012 (1)
			(vehicles in thousands)
Retail	490	458	32	1,417	1,346	71
Fleet	84	93	(9)	361	384	(23)
Contract manufacturing	19	8	11	49	66	(17)

Worldwide Factory Shipments	593	559	34	1,827	1,796	31
Adjust for GDP activity during the period:
Less: vehicles shipped	(4)	(2)	(2)	(57)	(44)	(13)
Plus: vehicles auctioned	9	8	1	36	57	(21)

Net Worldwide Factory Shipments	598	565	33	1,806	1,809	(3)

	Successor	Combined (1)	Successor	Predecessor A		Increase (Decrease)
	Year Ended December 31, 2012	Total 2011	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010	2012 vs. Combined 2011	Combined 2011 vs. 2010
	(vehicles in	thousands)			(vehicles in	thousands)
Retail	1,844	1,507	896	611	1,151	337	356
Fleet	484	441	245	196	435	43	6
Contract manufacturing	81	63	50	13	16	18	47

Worldwide Factory Shipments	2,409	2,011	1,191	820	1,602	398	409
Adjust for GDP activity during the period:
Less: vehicles shipped	(51)	(76)	(25)	(51)	(63)	25	(13)
Plus: vehicles auctioned	74	58	32	26	42	16	16

Net Worldwide Factory Shipments	2,432	1,993	1,198	795	1,581	439	412

(1)	FNA LLC has no vehicle shipments. Therefore, for discussion purposes we have combined the 2011 vehicle shipments for the Successor and Predecessor A periods.

Consolidated Results —Three Months Ended September 30, 2013 Compared to the Three Months Ended September 30, 2012

Revenues, Net

	Three Months Ended September 30,		Increase (Decrease)
	2013	2012
	(in millions	of dollars)
Revenues, net	$17,564	$15,479	$2,085	13.5%

Revenues for the three months ended September 30, 2013 increased $2,085 million as compared to the same period in 2012, approximately $900 million of which was attributable to an increase in our net worldwide factory shipments from 565 thousand vehicles for the three months ended September 30, 2012 to 598 thousand vehicles for the three months ended September 30, 2013. The increase in our net worldwide factory shipments was driven primarily by the launches of the 2013 Ram 1500 and 2014 Jeep Grand Cherokee in late 2012 and the first quarter of 2013, respectively. These increases were partially offset by a reduction in Jeep Liberty shipments due to its discontinued production at the end of the second quarter of 2012 in preparation of the all-new 2014 Jeep Cherokee, which we began shipping to dealers in late October 2013. During the third quarter of 2012 we continued to ship the residual Jeep Liberty inventory to dealers.

Approximately $500 million of the increase in revenues was attributable to a higher percentage growth in truck shipments as compared to certain SUV, minivan and passenger car shipments. In addition, approximately $300 million of the increase in revenues was due to a favorable shift in sales mix to greater retail shipments as a percentage of total shipments, which is consistent with our continuing strategy to grow our U.S. retail market share while maintaining stable fleet shipments. Typically, the average revenue per vehicle for retail shipments is higher than the average revenue per vehicle for fleet shipments, as our retail customers tend to purchase vehicles with more optional features. A further revenue increase of approximately $300 million was primarily attributable to favorable net pricing from vehicle content enhancements in our 2013 and 2014 model year vehicles as compared to prior model years.

Demand for our vehicles increased during the three months ended September 30, 2013, as evidenced by an eight percent period over period increase in our worldwide vehicle sales, which is largely driven by the 16 percent period over period increase in our U.S. retail sales. In addition, our U.S. retail market share increased 50 basis points to 10.7 percent for the three months ended September 30, 2013, as compared to 10.2 percent for the same period in 2012.

Cost of Sales

	Three Months Ended September 30,				Increase (Decrease)
	2013	Percentage of Revenues	2012	Percentage of Revenues
		(in millions	of dollars)
Cost of sales	$14,859	84.6%	$12,901	83.3%	$1,958	15.2%
Gross margin	2,705	15.4%	2,578	16.7%	127	4.9%

We procure a variety of raw materials, parts, supplies, utilities, transportation and other services from numerous suppliers to manufacture our vehicles, parts and accessories, primarily on a purchase order basis. The raw materials we use typically consist of steel, aluminum, resin, copper, lead and precious metals including platinum, palladium and rhodium. The cost of materials and components make up the majority of our cost of sales, which was approximately 75 percent for both the three months ended September 30, 2013 and 2012. The remaining costs primarily include labor costs, consisting of direct and indirect wages and fringe benefits, as well as depreciation, amortization and transportation costs. Cost of sales also includes warranty and product-related costs, as well as depreciation expense related to our GDP vehicles. Fluctuations in cost of sales are primarily driven by the number of vehicles that we produce and sell. In addition, we incur additional costs associated with the launch of new vehicles and powertrains, such as labor inefficiencies, additional vehicle testing and validation, as well as training costs. However, we are able to partially offset these costs by improved productivity and cost savings achieved through our World Class Manufacturing initiatives.

Cost of sales for the three months ended September 30, 2013 increased $1,958 million as compared to the same period in 2012, approximately $800 million of which was due to increased costs attributable to a higher percentage growth in truck shipments as compared to certain SUV, minivan and passenger car shipments and higher base material costs associated with vehicle content enhancements, primarily related to the 2014 Jeep Grand Cherokee and 2013 Ram 1500 and Heavy Duty trucks, see —Revenues, Net above for further discussion. In addition, our increased production volumes to support consumer demand, accounted for approximately $700 million of this increase. Further, approximately $200 million of the increase in cost of sales was attributable to a shift in sales mix to greater retail shipments as a percentage of total shipments, as discussed above in —Revenues, Net.

Gross margin increased by 4.9 percent from $2,578 million for the three months ended September 30, 2012 to $2,705 million for the three months ended September 30, 2013, primarily due to an increase in our net worldwide factory shipments period over period as noted above. The increase was also due to a favorable shift in market mix to greater retail shipments as a percentage of total shipments and favorable net pricing, partially offset by increased base material costs for vehicle content enhancements.

Selling, Administrative and Other Expenses

	Three Months Ended September 30,				Increase (Decrease)
	2013	Percentage of Revenues	2012	Percentage of Revenues
		(in millions	of dollars)
Selling, administrative and other expenses	$1,245	7.1%	$1,318	8.5%	$(73)	(5.5)%

Selling, administrative and other expenses include advertising, personnel, warehousing and other costs. Advertising expenses accounted for approximately 50 percent of these costs during both the three months ended September 30, 2013 and 2012. Advertising expenses consist primarily of national and regional media campaigns, as well as marketing support in the form of trade and auto shows, events, and sponsorships. Typically, we incur greater advertising costs in the initial months that new or refreshed vehicles are available to customers in dealerships. During the three months ended September 30, 2013, advertising expenses decreased slightly as compared to the same period in 2012, primarily due to fewer advertising campaigns for the Chrysler and Dodge brands, and more specifically fewer campaigns related to the Dodge Dart in the third quarter of 2013 as compared to the same period in 2012. During the three months ended September 30, 2012, we initiated several Dodge Dart advertising campaigns to support its second quarter of 2012 launch. This decrease was partially offset by increased advertising campaigns for the 2014 Jeep Grand Cherokee, which launched during the first quarter of 2013.

The decrease in selling, administrative and other expenses was partially offset by an increase in personnel costs primarily due to an increase in our average headcount during the three months ended September 30, 2013 as compared to the same period in 2012, to support our sales, marketing and other corporate initiatives.

Research and Development Expenses, Net

	Three Months Ended September 30,				Increase (Decrease)
	2013	Percentage of Revenues	2012	Percentage of Revenues
		(in millions	of dollars)
Research and development expenses, net	$570	3.2%	$532	3.4%	$38	7.1%

Research and development expenses consist primarily of material costs and personnel related expenses associated with engineering, design and development. Our research and development spending has been focused on improving the quality of our vehicles and reducing the time-to-market of new vehicles. Our efforts entail both short-term improvements related to existing vehicles, which include easily recognizable and extensive upgrades, and longer term product and powertrain programs. Our research and development expenses for the three months ended September 30, 2013 and 2012, are net of $12 million and $10 million, respectively, of reimbursements recognized for costs related to shared engineering and development activities performed under the product and platform sharing arrangements that are part of the Fiat-Chrysler Alliance.

The increase in research and development expenses, net for the three months ended September 30, 2013 as compared to the same period in 2012 was primarily due to increased personnel expenses as a result of an approximately eight percent increase in our average headcount for research and development employees period over period in order to fulfill specialized needs, while our average headcount for temporary contract workers decreased by approximately four percent period over period as we hired certain of these contract workers and experienced normal attrition. In addition, the increase was due to increased activities for Fiat-related joint development projects, primarily for future B-segment vehicles.

These increases were partially offset by reduced spending on direct and indirect materials during the three months ended September 30, 2013 as compared to the same period in 2012. During the three months ended September 30, 2012, we had increased material costs related to mid-cycle action programs for the Ram truck lineup, Jeep Grand Cherokee and Dodge Durango, all of which launched in late 2012 and throughout 2013. Our spending during the third quarter of 2012 was also related to the CUSW platform that was co-developed with Fiat and utilized for the all-new 2014 Jeep Cherokee. Direct and indirect material costs incurred during the three months ended September 30, 2013, were also related to the Small Wide platform that we are jointly-developing with Fiat to be utilized for future B-segment vehicles, as well as powertrain technologies related to the 9-speed transmission and various engine upgrades.

Interest Expense

	Three Months Ended September 30,		Increase (Decrease)
	2013	2012
	(in millions	of dollars)
Interest Expense	$243	$262	$(19)	(7.3)%

Interest expense included the following (in millions of dollars):

	Three Months Ended September 30,
	2013	2012
Financial Interest Expense:
VEBA Trust Note	$107	$111
2019 and 2021 Notes	65	65
Tranche B Term Loan	32	46
Canadian Health Care Trust Notes	23	26
Mexican development banks credit facilities	13	14
Other	18	16
Interest accretion, primarily related to debt discounts, debt issuance costs and fair value adjustments	12	14
Capitalized interest related to capital expenditures	(27)	(30)

Total	$243	$262

Income Tax Expense

	Three Months Ended September 30,		Increase (Decrease)
	2013	2012
	(in millions	of dollars)
Income Tax Expense	$181	$62	$119	191.9%

For the three months ended September 30, 2013, income tax expense increased primarily due to an increase in earnings before tax and to an increase to the Company’s forecasted overall annual effective tax rate, which is based on the annual forecasted earnings. This resulted in an increase to income tax expense primarily driven by financial results in the U.S., Canada and China, recorded in three months ended September 30, 2013 compared to the three months ended September 30, 2012.

Consolidated Results —Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012

Revenues, Net

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012
	(in millions	of dollars)
Revenues, net	$50,943	$48,656	$2,287	4.7%

Revenues for the nine months ended September 30, 2013 increased $2,287 million as compared to the nine months ended September 30, 2012. Approximately $900 million of the increase was due to favorable net pricing from vehicle content enhancements in our 2013 and 2014 model year vehicles as compared to prior model years. In addition, approximately $800 million of the revenues increase was due to a higher percentage growth in truck shipments as compared to certain SUV, minivan and passenger car shipments. Further, revenues increased by approximately $700 million due to a favorable shift in market mix to greater retail shipments as a percentage of total shipments, which is consistent with our continuing strategy to grow our U.S. retail market share while maintaining stable fleet shipments. Typically, the average revenue per vehicle for retail shipments is higher than the average revenue per vehicle for fleet shipments, as our retail customers tend to purchase vehicles with more optional features.

Our net worldwide factory shipments decreased from 1,809 thousand vehicles for the nine months ended September 30, 2012 to 1,806 thousand vehicles for the nine months ended September 30, 2013, resulting in an approximately $100 million reduction in revenues period over period. The decrease in our net worldwide factory shipments was primarily driven by the discontinued production of the Jeep Liberty in the second quarter of 2012 in preparation for the all-new 2014 Jeep Cherokee, which we began shipping to dealers in late October 2013, partially offset by an increase in shipments of the Jeep Grand Cherokee and Ram trucks.

Despite the slight decrease in our net worldwide factory shipments noted above, demand for our vehicles has increased, as evidenced by a nine percent period over period increase in our worldwide vehicle sales, which was driven by a 15 percent increase in our U.S. retail sales for the nine months ended September 30, 2013 versus the same period in 2012. Our U.S. dealers’ days’ supply of inventory decreased from 65 days at the end of September 2012 to 62 days at the end of September 2013. In addition, our market share in Canada increased 50 basis points to 15.1 percent during the nine months ended September 30, 2013 as compared to 14.6 percent for the same period in 2012.

During the first quarter of 2013, we recognized a $78 million foreign currency translation loss as a reduction to revenues as a result of the February 2013 devaluation of the official exchange rate of the Venezuelan bolivar, or VEF, relative to the USD from 4.30 VEF per USD to 6.30 VEF per USD. Subsequent to the devaluation, certain monetary liabilities, which had been submitted to the Commission for the Administration of Foreign Exchange, or CADIVI, for payment approval through the ordinary course of business prior to the devaluation date, were approved to be paid at an exchange rate of 4.30 VEF per USD. As a result, during the nine months ended September 30, 2013, we recognized $21 million of foreign currency transaction gains in revenues due to these monetary liabilities being previously remeasured at 6.30 VEF per USD at the devaluation date. Refer to Item 3 —Quantitative and Qualitative Disclosures about Market Risk, for additional information regarding Venezuela currency regulations and devaluation.

Cost of Sales

	Nine Months Ended September 30,				Increase (Decrease)
	2013	Percentage of Revenues	2012	Percentage of Revenues
		(in millions	of dollars)
Cost of sales	$43,293	85.0%	$40,938	84.1%	$2,355	5.8%
Gross margin	7,650	15.0%	7,718	15.9%	(68)	(0.9)%

We procure a variety of raw materials, parts, supplies, utilities, transportation and other services from numerous suppliers to manufacture our vehicles, parts and accessories, primarily on a purchase order basis. The raw materials we use typically consist of steel, aluminum, resin, copper, lead and precious metals including platinum, palladium and rhodium. The cost of materials and components make up the majority of our cost of sales, which was approximately 75 percent for both the nine months ended September 30, 2013 and 2012. The remaining costs primarily include labor costs, consisting of direct and indirect wages and fringe benefits, as well as depreciation, amortization and transportation costs. Cost of sales also includes warranty and product-related costs, as well as depreciation expense related to our GDP vehicles. Fluctuations in costs of sales are primarily driven by the number of vehicles that we produce and sell. In addition, we incur additional costs associated with the launch of new vehicles and powertrains, such as labor inefficiencies, additional vehicle testing and validation, as well as training costs. However, we are able to partially offset these costs by improved productivity and cost savings achieved through our World Class Manufacturing initiatives.

Cost of sales for the nine months ended September 30, 2013 increased $2,355 million as compared to the same period in 2012. Approximately $900 million of the increase was due to incurring higher base material costs during the nine months ended September 30, 2013 as compared to the same period in 2012 associated with vehicle content enhancements, primarily related to the 2014 Jeep Grand Cherokee and 2013 Ram 1500 and Heavy Duty trucks. In addition, approximately $800 million was attributable to higher costs associated with the shift in sales mix to a greater percentage of truck shipments as compared to certain SUV, minivan and passenger car shipments. See —Revenues, Net above for further discussion. Further, approximately $400 million of the increase in cost of sales was attributable to a shift in sales mix to greater retail shipments as a percentage of total shipments, as discussed above in —Revenues, Net.

Cost of sales for the nine months ended September 30, 2013 also includes a $151 million charge recognized during the second quarter of 2013 related to our voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and 2002-2007 Jeep Liberty, as well as our customer satisfaction action for the 1999-2004 Jeep Grand Cherokee.

In addition, during the nine months ended September 30, 2012, we recognized insurance recoveries totaling $76 million related to losses sustained in 2011 due to supply disruptions. The proceeds from these recoveries were fully collected during the second quarter of 2012. There were no similar insurance recoveries during the nine months ended September 30, 2013.

Gross margin decreased by 0.9 percent from $7,718 million for the nine months ended September 30, 2012 to $7,650 million for the nine months ended September 30, 2013, primarily due to the slight decrease in our net worldwide factory shipments period over period as noted above, as well as the effect of the $151 million charge recognized during 2013 for the above-mentioned voluntary safety recall and customer satisfaction action, partially offset by the favorable shift in market mix to greater retail shipments as a percentage of total shipments.

Selling, Administrative and Other Expenses

	Nine Months Ended September 30,				Increase (Decrease)
	2013	Percentage of Revenues	2012	Percentage of Revenues
		(in millions	of dollars)
Selling, administrative and other expenses	$3,719	7.3%	$3,757	7.7%	$(38)	(1.0)%

Selling, administrative and other expenses include advertising, personnel, warehousing and other costs. Advertising expenses accounted for approximately 50 percent of these costs during both the nine months ended September 30, 2013 and 2012. Advertising expenses consist primarily of national and regional media campaigns, as well as marketing support in the form of trade and auto shows, events, and sponsorships. Typically, we incur greater advertising costs in the initial months that new or refreshed vehicles are available to customers in dealerships. During the nine months ended September 30, 2013, advertising expenses decreased slightly as compared to the same period in 2012 primarily due to fewer advertising campaigns for the Chrysler brand and the Dodge Journey, Caravan and Charger. This decrease was partially offset by increased advertising expenses for the Dodge Dart, which had limited campaigns in 2012 due to the timing of the launch at the end of the second quarter of 2012, as well as for the 2014 Jeep Grand Cherokee and 2013 Ram Heavy Duty trucks, which both launched in the first quarter of 2013.

The decrease in selling, administrative and other expenses was also partially offset by an increase in personnel costs primarily due to an increase in our average headcount during the nine months ended September 30, 2013 as compared to the same period in 2012, to support our sales, marketing and other corporate initiatives.

Research and Development Expenses, Net

	Nine Months Ended September 30,				Increase (Decrease)
	2013	Percentage of Revenues	2012	Percentage of Revenues
		(in millions	of dollars)
Research and development expenses, net	$1,684	3.3%	$1,658	3.4%	$26	1.6%

Research and development expenses consist primarily of material costs and personnel related expenses associated with engineering, design and development. Our research and development spending has been focused on improving the quality of our vehicles and reducing the time-to-market of new vehicles. Our efforts entail both short-term improvements related to existing vehicles, which include easily recognizable and extensive upgrades, and longer term product and powertrain programs. Our research and development expenses for the nine months ended September 30, 2013 and 2012, are net of $26 million and $38 million, respectively, of reimbursements recognized for costs related to shared engineering and development activities performed under the product and platform sharing arrangements that are part of the Fiat-Chrysler Alliance.

The increase in research and development expenses for the nine months ended September 30, 2013 as compared to the same period in 2012 was primarily due to increased personnel expenses as a result of an approximately eight percent increase in our average headcount for research and development employees period over period in order to fulfill specialized needs, while our average headcount for temporary contract workers decreased by approximately 13 percent period over period as we hired certain of these contract workers and experienced normal attrition. In addition, the increase was due to increased activities for Fiat-related joint development projects, primarily for future B-segment vehicles.

These increases were partially offset by reduced spending on direct and indirect materials during the nine months ended September 30, 2013 as compared to the same period of 2012. During the nine months ended September 30, 2012, we had increased material costs related to mid-cycle action programs for the Ram truck lineup, Jeep Grand Cherokee, and Dodge Durango, all of which launched in late 2012 and throughout 2013. Spending during the first nine months of 2012 was also related to the CUSW platform that was co-developed with Fiat and utilized for the Dodge Dart, which launched during the second quarter of 2012. Direct and indirect material costs incurred during the nine months ended September 30, 2013, were primarily related to the CUSW platform utilized for the all-new 2014 Jeep Cherokee, powertrain technologies related to the 9-speed transmission and various engine upgrades.

Interest Expense

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012
	(in millions	of dollars)
Interest Expense	$742	$787	$(45)	(5.7)%

Interest expense included the following (in millions of dollars):

	Nine Months Ended September 30,
	2013	2012
Financial Interest Expense:
VEBA Trust Note	$326	$329
2019 and 2021 Notes	195	195
Tranche B Term Loan	120	136
Canadian Health Care Trust Notes	67	74
Mexican development banks credit facilities	41	43
Other	54	46
Interest accretion, primarily related to debt discounts, debt issuance costs and fair value adjustments	34	45
Capitalized interest related to capital expenditures	(95)	(81)

Total	$742	$787

Loss on Extinguishment of Debt

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012
	(in millions	of dollars)
Loss on extinguishment of debt	$9	$—	$9	100.0%

In connection with the June 2013 amendment and re-pricing of the Original Credit Agreement, we recognized a $9 million loss on extinguishment of debt. The loss included the write off of $1 million of unamortized debt issuance costs associated with the original facilities, as well as $8 million of call premium and other fees associated with the amendment and re-pricing. Refer to —Liquidity and Capital Resources —Senior Credit Facilities and Secured Senior Notes —Senior Credit Facilities, below, for additional information related to this transaction.

Income Tax Expense

	Nine Months Ended September 30,		Increase (Decrease)
	2013	2012
	(in millions	of dollars)
Income Tax Expense	$298	$216	$82	38.0%

For the nine months ended September 30, 2013, income tax expense increased primarily due to an increase in earnings before tax and to an increase to the Company’s forecasted overall annual effective tax rate, which is based on the annual forecasted earnings. This resulted in an increase to income tax expense primarily driven by financial results in the U.S., Canada and China. In addition, an income tax benefit of $14 million from a tax amnesty program in Mexico and positive return to provision adjustments in foreign jurisdictions of $7 million were recorded in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012.

Consolidated Results —2012 Compared to 2011 and 2011 Compared to 2010

Refer to Unaudited Pro Forma Condensed Consolidated Financial Information and — Presentation of FNA and Chrysler Group Financial Information, above, for additional information regarding the presentation of the Unaudited Pro Forma Financial Information for the year ended December 31, 2011.

Revenues, Net

	Successor	Unaudited Pro Forma		Successor	Predecessor A		Increase (Decrease)
	Year Ended December 31, 2012	Year Ended December 31, 2011	Unaudited Pro Forma Adjustments	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010	2012 vs. Unaudited Pro Forma 2011		Unaudited Pro Forma 2011 vs. 2010
				(in millions	of dollars)
Revenues, net	$65,809	$55,054	$—	$32,936	$22,118	$41,946	$10,755	19.5%	$13,108	31.2%

2012 Compared to 2011. Revenues for the year ended December 31, 2012 were $65,809 million compared to $22,118 million for the Predecessor A period from January 1, 2011 to May 24, 2011 and $32,936 million for the Successor period from May 25, 2011 to December 31, 2011. The unaudited pro forma revenues for the year ended December 31, 2011 were $55,054 million and were equal to the arithmetic sum of the actual revenues for the Predecessor A and Successor periods in 2011, as there were no revenue related pro forma adjustments. Refer to —Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information.

Revenues for the year ended December 31, 2012 increased $10,755 million as compared to the unaudited pro forma revenues of $55,054 million for the year ended December 31, 2011. Our net worldwide factory shipments increased 22 percent from 1,993 thousand vehicles for the year ended December 31, 2011 to 2,432 thousand vehicles for the year ended December 31, 2012, which drove an $11.2 billion increase in revenues in 2012 as compared to the unaudited pro forma revenues for 2011. The increase in our net worldwide factory shipments was driven primarily by increased demand for our vehicles, as evidenced by an increase in our U.S. market share from 10.5 percent for the year ended December 31, 2011 to 11.2 percent for the year ended December 31, 2012. In addition, the increase in our shipments was due to the continued improvement in the U.S. automotive market, which experienced a 13 percent increase in industry vehicle sales for the year ended December 31, 2012 as compared to the same period in 2011.

Approximately $900 million of the revenues increase was attributable to more favorable net pricing of our 2012 and 2013 model year vehicles as compared to the prior model years, which was driven by our ability to adjust prices for our vehicle content enhancements in the current market. Additionally, approximately $100 million of the revenues increase was due to a favorable shift in sales mix to greater retail shipments as a percentage of total shipments, which is consistent with our continued plan to grow the U.S. retail market while maintaining stable U.S. fleet shipments. Typically, the average revenue per vehicle for retail shipments is higher than the average revenue per vehicle for fleet shipments, as our retail customers tend to purchase larger vehicles with more optional features. For additional information regarding retail and fleet shipments, refer to —Worldwide Factory Shipments, above.

These increases were partially offset by a decrease in revenues of approximately $2.0 billion as a result of a higher percentage growth in passenger car sales as compared to truck and SUV sales, as well as consumers purchasing vehicles with option packages that group commonly selected options at a value price. The options include, but are not limited to, Uconnect Touch, keyless entry, leather seats and/or DVD systems being included as standard features in certain vehicles.

2011 Compared to 2010. Revenues for the Predecessor A period from January 1, 2011 to May 24, 2011 were $22,118 million, $32,936 million for the Successor period from May 25, 2011 to December 31, 2011 and $41,946 million for the year ended December 31, 2010. The unaudited pro forma revenues for the year ended December 31, 2011 were $55,054 million and were equal to the arithmetic sum of the actual revenues for the Predecessor A and Successor periods in 2011, as there were no revenue related pro forma adjustments. Refer to —Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information.

Unaudited pro forma revenues for the year ended December 31, 2011 increased $13,108 million as compared to revenues for the year ended December 31, 2010, approximately $10.0 billion of which was attributable to an increase in our net worldwide factory shipments from 1,581 thousand vehicles for the year ended December 31, 2010 to 1,993 thousand vehicles for the same period in 2011. The increase in our net worldwide factory shipments was primarily driven by consumer demand for our 16 all-new or significantly refreshed vehicles launched in 2010, 11 of which first became available for sale early in 2011. In addition, the increase in our shipments was driven by the overall improvement in the U.S. automotive market, which experienced an 11 percent increase in industry vehicle sales from the year ended December 31, 2010 to the year ended December 31, 2011. Approximately $1.6 billion of the revenues increase was attributable to more favorable net pricing of our 2011 and 2012 model year vehicles as compared to the prior model years, and reduced reliance on incentives. In addition, approximately $500 million of the increase was due to a favorable shift in sales mix to greater retail shipments as a percentage of total shipments.

Cost of Sales

	Successor		Unaudited Pro Forma			Successor		Predecessor A				Increase (Decrease)
	Year Ended December 31, 2012	Percentage of Revenues	Year Ended December 31, 2011	Percentage of Revenues	Unaudited Pro Forma Adjustments	Period from May 25, 2011 to December 31, 2011	Percentage of Revenues	Period from January 1, 2011 to May 24, 2011	Percentage of Revenues	Year Ended December 31, 2010	Percentage of Revenues	2012 vs. Unaudited Pro Forma 2011		Unaudited Pro forma 2011 vs. 2010
							(in millions	of dollars)
Cost of sales	$55,320	84.1%	$46,433	84.3%	$(313)	$28,149	85.5%	$18,597	84.1%	$35,886	85.6%	$8,887	19.1%	$10,547	29.4%
Gross margin	10,489	15.9%	8,621	15.7%	313	4,787	14.5%	3,521	15.9%	6,060	14.4%	1,868	21.7%	2,561	42.3%

We procure a variety of raw materials, parts, supplies, utilities, transportation and other services from numerous suppliers to manufacture our vehicles, parts and accessories, primarily on a purchase order basis. The raw materials we use typically consist of steel, aluminum, resin, copper, lead and precious metals including platinum, palladium and rhodium. The cost of materials and components makes up a majority of our cost of sales, which was approximately 76 percent, 74 percent, 73 percent and 70 percent for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011, and the year ended December 31, 2010, respectively. On an unaudited pro forma basis, cost of materials and components was approximately 74 percent of our unaudited pro forma cost of sales for the year ended December 31, 2011. The remaining costs primarily include labor costs consisting of direct and indirect wages and fringe benefits, as well as depreciation, amortization and transportation costs. Cost of sales also includes warranty and product-related costs, as well as depreciation expense related to our GDP vehicles. Fluctuations in costs of sales are primarily driven by the number of vehicles that we produce and sell.

2012 Compared to 2011. Cost of sales for the year ended December 31, 2012 was $55,320 million, or 84.1 percent of revenues, as compared to $18,597 million, or 84.1 percent of revenues, for the Predecessor A period from January 1, 2011 to May 24, 2011, $28,149 million, or 85.5 percent of revenues, for the Successor period from May 25, 2011 to December 31, 2011 and $46,433 million, or 84.3 percent of revenues, for the year ended December 31, 2011 on an unaudited pro forma basis. Cost of sales for the period from May 25, 2011 to December 31, 2011, includes $308 million of expense representing the step-up in inventory to record it at fair value in connection with the consolidation of Chrysler Group. For purposes of the pro forma results for the year ended December 31, 2011, the $308 million of non-recurring expenses were eliminated. Refer to —Critical Accounting Estimates —Business Combination Accounting —Inventories, above, and Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the business combination and Unaudited Pro Forma Financial Information.

Cost of sales for the year ended December 31, 2012 increased $8,887 million from $46,433 million on an unaudited pro forma basis for the year ended December 31, 2011, primarily due to higher production volumes and an increase in vehicle shipments, as noted above in —Revenues, Net, which accounted for approximately $8.8 billion of the increase. Additionally, cost of sales increased due to higher costs associated with the shift in sales mix to greater retail shipments as a percentage of total shipments also noted above. These increases in cost of sales were partially offset by $1.2 billion of savings associated with the higher percentage growth of passenger car sales as compared to truck and SUV sales, as well as our increased sales of vehicles with the value option packages noted above in —Revenues, Net.

Material costs for the year ended December 31, 2012 increased by approximately $300 million as compared to the year ended December 31, 2011 on an unaudited pro forma basis, consistent with our continuing investments in vehicle components and enhancements. These enhancements include improved engine and transmission technologies, primarily the 3.6L Pentastar V-6 engine and 8-speed automatic transmission, as well as upgraded media components such as the Uconnect Touch, featuring an 8.4 inch screen. In addition we continue to upgrade the interiors of our vehicles with features such as premium leather and LED accent lighting.

Further, price increases for certain raw materials had a negative impact on our cost of sales of approximately $400 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011 on an unaudited pro forma basis. However, we were able to partially offset these price increases by achieving certain cost savings, principally from commercial re-negotiations and technical efficiencies, such as modifying the material content of a part, as well as efficiencies achieved through our ongoing implementation of WCM processes.

Additionally, during the year ended December 31, 2012, we recognized insurance recoveries totaling $76 million related to losses sustained in 2011 due to supply disruptions. The proceeds from these recoveries were fully collected as of September 30, 2012. There were no similar insurance recoveries during 2011 or 2010.

Gross margin increased by 21.7 percent from $8,621 million on an unaudited pro forma basis for the year ended December 31, 2011 to $10,489 million for the year ended December 31, 2012. Approximately $2.4 billion of the gross margin increase was driven by the increase in our net worldwide factory shipments period over period as noted above. In addition, approximately $900 million of the gross margin increase was attributable to more favorable net pricing of our 2012 and 2013 model year vehicles as compared to the prior model years, which was driven by our ability to adjust prices for our vehicle content enhancements in the current market. These increases were partially offset by an approximately $800 million net reduction in gross margin attributable to the higher percentage growth of passenger car sales as compared to truck and SUV sales, $400 million reduction in gross margin caused by price increases for certain raw materials which we were able to partially offset, as well as an approximately $300 million reduction in gross margin attributable to higher material costs related to vehicle components and enhancements on our 2012 and 2013 model year vehicles as compared to prior model years.

2011 Compared to 2010. Cost of sales were $18,597 million, or 84.1 percent of revenues, for the Predecessor A period from January 1, 2011 to May 24, 2011, $28,149 million, or 85.5 percent of revenues, for the Successor period from May 25, 2011 to December 31, 2011, $46,433 million, or 84.3 percent of revenues, for the year ended December 31, 2011 on an unaudited pro forma basis and $35,886 million, or 85.6 percent of revenues, for the year ended December 31, 2010. Cost of sales for the period from May 25, 2011 to December 31, 2011, includes $308 million of expense representing the step-up in inventory to record it at fair value in connection with the consolidation of Chrysler Group. For purposes of the pro forma results for the year ended December 31, 2011, the $308 million of non-recurring expenses were eliminated. Refer to —Critical Accounting Estimates —Business Combination Accounting —Inventories, above, and Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the business combination and Unaudited Pro Forma Financial Information.

Cost of sales on an unaudited pro forma basis for the year ended December 31, 2011, increased $10,547 million as compared to year ended December 31, 2010 primarily due to higher production volumes and an increase in vehicle shipments, which accounted for approximately $7.9 billion of the increase. Additionally, approximately $1.1 billion of the increase was due to additional costs associated with enhanced features and content in our 2011 and 2012 model year vehicles, including upgraded media and stereo components, improved engine technologies, and upgraded interiors. In addition, approximately $200 million of the increase was due to the favorable shift in sales mix to more retail shipments as a percentage of total shipments as noted above in —Revenues, Net. On an unaudited pro forma basis for the year ended December 31, 2011, price increases for certain raw materials, particularly steel, had an approximately $650 million unfavorable impact on our cost of sales as compared to the year ended December 31, 2010. Our exposure to the increase in steel prices was limited because we purchased approximately 65 percent of our steel pursuant to fixed-price contracts during the first half of 2011 and all of

2010. In the second half of 2011, the percentage of steel purchased pursuant to fixed-price contracts declined to approximately 40 percent. In addition, we were able to offset these price increases by achieving certain cost savings, principally from commercial re-negotiations and technical efficiencies, such as modifying the material content of a part.

Gross margin increased by 42.3 percent from $6,060 million for the year ended December 31, 2010 to $8,621 million for the year ended December 31, 2011 on an unaudited pro forma basis, primarily due to the net increase in our worldwide factory shipments and a favorable shift in sales mix to more retail shipments period over period, as noted above, which resulted in a gross margin increase of approximately $2.1 billion and $300 million, respectively. The increase in gross margin was also due to approximately $1.6 billion of net positive pricing on our 2011 and 2012 model year vehicles as compared to prior model years, as well as a reduction in our reliance on incentives. These increases were partially offset by additional costs incurred for enhanced features and content in our 2011 and 2012 model year vehicles, which reduced gross margin by approximately $1.1 billion.

Selling, Administrative and Other Expenses

	Successor		Unaudited Pro Forma			Successor		Predecessor A				Increase (Decrease)
	Year Ended December 31, 2012	Percentage of Revenues	Year Ended December 31, 2011	Percentage of Revenues	Unaudited Pro Forma Adjustments	Period from May 25, 2011 to December 31, 2011	Percentage of Revenues	Period from January 1, 2011 to May 24, 2011	Percentage of Revenues	Year Ended December 31, 2010	Percentage of Revenues	2012 vs. Unaudited Pro Forma 2011		Unaudited Pro Forma 2011 vs. 2010
							(in millions	of dollars)
Selling, administrative and other expenses	$5,156	7.8%	$4,744	8.6%	$(10)	$2,761	8.4%	$1,993	9.0%	$3,797	9.1%	$412	8.7%	$947	24.9%

Selling, administrative and other expenses include advertising, personnel, warehousing and other costs. Advertising costs accounted for approximately 53 percent, 53 percent, 54 percent and 44 percent of these costs for the year ended December 31, 2012, the Successor period from May 25, 2011 to December 31, 2011, the Predecessor A period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively. On an unaudited pro forma basis, advertising costs accounted for approximately 54 percent of selling, administrative and other expenses for the year ended December 31, 2011. Refer to —Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information.

2012 Compared to 2011. Selling, administrative and other expenses for the year ended December 31, 2012 was $5,156 million, or 7.8 percent of revenues, as compared to $1,993 million, or 9.0 percent of revenues, for the Predecessor A period from January 1, 2011 to May 24, 2011, $2,761 million, or 8.4 percent of revenues, for the Successor period from May 25, 2011 to December 31, 2011 and $4,744 million, or 8.6 percent, for the year ended December 31, 2011 on an unaudited pro forma basis. Refer to —Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information.

Our advertising costs through the first half of 2012 were relatively consistent with costs incurred during 2011 on an unaudited pro forma basis, as we continued to place great emphasis on our brand- and vehicle-focused campaigns in order to increase consumer awareness of our current portfolio. We typically incur greater advertising costs in the initial months that new or refreshed vehicles are available to consumers in dealerships. During the second half of 2012, we began incurring greater advertising costs associated with our national and regional advertising campaigns to support the retail launches of the all-new Dodge Dart and the 2013 Ram 1500. In addition, during 2012 we continued to increase our advertising spending for the Fiat 500 to build upon the growing success of the vehicle and to support the launch of the Fiat 500 Abarth. Personnel expenses also increased during the year ended December 31, 2012 as compared to the year ended December 31, 2011 on an unaudited pro forma basis, primarily due to the increase in headcount in 2012 to support our sales, marketing and other corporate initiatives.

2011 Compared to 2010. Selling, administrative and other expenses were $1,993 million, or 9.0 percent of revenues, for the Predecessor A period from January 1, 2011 to May 24, 2011, $2,761 million, or 8.4 percent of revenues, for the Successor period from May 25, 2011 to December 31, 2011, $4,744 million, or 8.6 percent of revenues, for the year ended December 31, 2011 on an unaudited pro forma basis and $3,797 million, or 9.1 percent of revenues, for the year ended December 31, 2010. Refer to —Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information.

The increase in selling, administrative and other expenses for the year ended December 31, 2011 on an unaudited pro forma basis, as compared to the year ended December 31, 2010 was primarily due to an increase of approximately $800 million in advertising expenses. The increase in advertising expenses was primarily driven by our retail launch of 16 all-new or significantly refreshed vehicles during late 2010 and throughout 2011. Our key retail launches and significant advertising campaigns in 2011 primarily related to the Fiat 500, Chrysler 200 and 300, as well as the Dodge Durango and Journey.

Research and Development Expenses, Net

	Successor		Unaudited Pro Forma			Successor		Predecessor A				Increase (Decrease)
	Year Ended December 31, 2012	Percentage of Revenues	Year Ended December 31, 2011	Percentage of Revenues	Unaudited Pro Forma Adjustments	Period from May 25, 2011 to December 31, 2011	Percentage of Revenues	Period from January 1, 2011 to May 24, 2011	Percentage of Revenues	Year Ended December 31, 2010	Percentage of Revenues	2012 vs. Unaudited Pro Forma 2011		Unaudited Pro Forma 2011 vs. 2010
							(in millions	of dollars)
Research and development expenses, net	$2,302	3.5%	$1,659	3.0%	$(5)	$1,058	3.2%	$606	2.7%	$1,500	3.6%	$643	38.8%	$159	10.6%

Research and development expenses consist primarily of material costs and personnel related expenses associated with engineering, design and development. Our research and development spending has been focused on improving the quality of our vehicles and reducing the time-to-market of new vehicles. Our efforts entail both short-term improvements related to existing vehicles, which include easily recognizable and extensive upgrades, and longer term product and powertrain programs. Our research and development expenses for the year ended December 31, 2012, the Predecessor A period from January 1, 2011 to May 24, 2011, the Successor period from May 25 to December 31, 2011 and the year ended December 31, 2010, are net of $51 million, $37 million, $41 million and $36 million, respectively, of reimbursements recognized for costs related to shared engineering and development activities performed under the product and platform sharing agreement that is part of the Fiat-Chrysler Alliance. Refer to Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information.

2012 Compared to 2011. Research and development expenses, net for the year ended December 31, 2012 was $2,302 million, or 3.5 percent of revenues, as compared to $606 million, or 2.7 percent of revenues, for the Predecessor A period from January 1, 2011 to May 24, 2011, $1,058 million, or 3.2 percent of revenues, for the Successor period from May 25, 2011 to December 31, 2011 and $1,659 million, or 3.0 percent, for the year ended December 31, 2011 on an unaudited pro forma basis. Refer to Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information.

The increase in net research and development expenses for the year ended December 31, 2012 as compared to the year ended December 31, 2011 on an unaudited pro forma basis, was primarily due to increased spending for direct and indirect materials related to mid-cycle actions, principally the Ram truck lineup, Jeep Grand Cherokee and Dodge Durango, as well as joint development programs with Fiat, including the CUSW platform utilized for the all-new Dodge Dart and designed for certain future C- and D- segment vehicles. In addition, we continue to invest in vehicle and technology enhancements for Fiat vehicles that we will produce and distribute within North America. To support all of these efforts, we have increased our average headcount for research and development employees by approximately 17 percent from the year ended December 31, 2011 to the year ended December 31, 2012 to fulfill specialized needs. The average number of temporary contract workers remained consistent between 2011 and 2012.

2011 Compared to 2010. Research and development expenses, net were $606 million, or 2.7 percent of revenues, for the Predecessor A period from January 1, 2011 to May 24, 2011, $1,058 million, or 3.2 percent of revenues, for the Successor period from May 25, 2011 to December 31, 2011, $1,659 million, or 3.0 percent of revenues, for the year ended December 31, 2011 on an unaudited pro forma basis and $1,500 million, or 3.6 percent of revenues, for the year ended December 31, 2010. Refer to Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information.

The increase in net research and development expenses for the year ended December 31, 2011 on an unaudited pro forma basis, as compared to the year ended December 31, 2010, was primarily related to joint development programs with Fiat associated with the CUSW platform and various powertrain and other programs, as well as mid-cycle actions related to our vehicle portfolio. To support these efforts, we have increased our average headcount for research and development by 26 percent from the year ended December 31, 2010 to the year ended December 31, 2011, while also increasing our temporary contract workers by 49 percent to meet specialized needs.

Restructuring (Income) Expenses, Net

	Successor	Unaudited Pro Forma		Successor	Predecessor A		Increase (Decrease)
	Year Ended December 31, 2012	Year ended December 31, 2011	Unaudited Pro Forma Adjustments	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010	2012 vs. Unaudited Pro Forma 2011		Unaudited Pro Forma 2011 vs. 2010
				(in millions	of dollars)
Restructuring (income) expenses, net	$(61)	$3	—	$(5)	$8	$48	$(64)	(2,133)%	$(45)	(93.8)%

In connection with the 363 Transaction, Chrysler Group LLC assumed certain liabilities related to specific restructuring actions commenced by Old Carco. These liabilities represented costs for workforce reduction actions related to our represented and non-represented hourly and salaried workforce, as well as specific contractual liabilities assumed for other costs, including supplier cancellation claims. In accordance with the accounting guidance for exit or disposal activities, certain costs associated with these previously announced plans, such as relocation, contract termination and plant deactivations, are recognized as restructuring expense when the costs are incurred. We continue to monitor these previously established reserves for adequacy and any necessary adjustments are recorded in the period the adjustment is determinable.

2012. Restructuring income, net for the year ended December 31, 2012 was $61 million and includes refinements to existing reserve estimates of $62 million primarily related to decreases in the expected workforce reduction costs and legal claim reserves, as well as other transition costs related to the integration of the operations of our European distribution and dealer network into Fiat’s distribution organization. These refinements, which were based on management’s adequacy reviews, took into consideration the status of the restructuring actions and the estimated costs to complete the actions. These refinements were partially offset by $1 million of charges primarily related to costs associated with employee relocations for previously announced restructuring initiatives.

2011. Restructuring expenses, net for the Predecessor A period from January 1, 2011 to May 24, 2011 was $8 million and included charges of $13 million primarily related to costs associated with employee relocations and plant deactivations for previously announced restructuring initiatives. These charges were substantially offset by refinements to existing reserve estimates of $5 million primarily related to decreases in the expected workforce reduction costs, as well as legal and supplier cancellation claim reserves as a result of management’s adequacy reviews.

Restructuring income, net for the Successor period from May 25, 2011 to December 31, 2011 was $5 million and included refinements to existing reserve estimates of $43 million primarily related to refinements in the estimated costs required to settle certain litigation matters and other costs directly associated with the integration of the operations of Chrysler Group’s European distribution and dealer network into Fiat’s distribution organization. These refinements were predicated upon new information that was not available as of the Acquisition Date. These refinements were partially offset by charges of $38 million primarily related to costs associated with employee relocations and plant deactivations for previously announced restructuring initiatives, as well as other transition costs resulting from the integration of the operations of our European distribution and dealer network into Fiat’s distribution organization.

The unaudited pro forma restructuring expenses, net for the year ended December 31, 2011 were $3 million and were equal to the arithmetic sum of the actual restructuring (income) expenses, net for the Predecessor A and Successor periods in 2011, as there were no restructuring related pro forma adjustments. Refer to Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information.

2010. Restructuring expenses, net for the year ended December 31, 2010 was $48 million, which included charges of $273 million primarily related to costs resulting from the integration of the operations of our European distribution and dealer network into Fiat’s distribution organization, which included, but were not limited to, workforce reductions, contract cancellations, legal claim costs and other transition costs. The charges also related to costs associated with workforce reductions and plant deactivations for previously announced restructuring initiatives. These charges were partially offset by refinements to existing reserve estimates of $227 million, which were primarily the result of the cancellation of a previously announced plant closure. During 2010, we announced that our Sterling Heights, Michigan assembly plant, which was scheduled to close after 2012, would remain open in connection with the granting of certain tax incentives by local and state governments. The adjustments also related to decreases in supplier cancellation claim reserves as a result of the settlement of certain claims and a net decrease in the expected workforce reduction costs as a result of management’s adequacy reviews. Restructuring expenses, net also included $2 million of interest accretion for the year ended December 31, 2010.

Interest Expense

	Successor	Unaudited Pro Forma		Successor	Predecessor A		Increase (Decrease)
	Year Ended December 31, 2012	Year Ended December 31, 2011	Unaudited Pro Forma Adjustments	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010	2012 vs. Unaudited Pro Forma 2011		Unaudited Pro Forma 2011 vs. 2010
		(in millions of dollars)		(in millions	of dollars)		(in millions		of dollars)
Interest Expense	$1,040	$1,056	$(154)	$628	$582	$1,276	$(16)	(1.5)%	$(220)	(17.2)%

Interest expense included the following (in millions of dollars):

	Successor	Unaudited Pro Forma		Successor	Predecessor A		Increase (Decrease)
	Year Ended December 31, 2012	Year Ended December 31, 2011	Unaudited Pro Forma Adjustments	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010	2012 vs. Unaudited Pro Forma 2011		Unaudited Pro Forma 2011 vs. 2010
Financial interest expense:
VEBA Trust Note	$440	$413	$(19)	$256	$176	$420	$27		$(7)
2019 and 2021 Notes	260	266	109	152	5	—	(6)		266
Tranche B Term Loan	181	186	75	107	4	—	(5)		186
Canadian Health Care Trust Notes	99	92	—	55	37	—	7		92
Mexican development banks credit facilities	58	41	—	23	18	18	17		23
U.S. Treasury first lien credit facilities	—	—	(202)	—	202	514	—		(514)
EDC credit facilities	—	—	(44)	—	44	107	—		(107)
Other	61	62	—	37	25	95	(1)		(33)
Interest accretion, primarily related to debt discounts, debt issuance costs and fair value adjustments	57	96	(46)	44	98	229	(39)		(133)
Payable-in-kind interest	—	—	(27)	—	27	68	—		(68)
Capitalized interest related to capital expenditures	(116)	(100)	—	(46)	(54)	(175)	(16)		75

Total	$1,040	$1,056	$(154)	$628	$582	$1,276	$(16)		$(220)

2012 Compared to 2011 and 2010.  Interest expense for the year ended December 31, 2012 was $1,040 million, as compared to $628 million for the Successor period from May 25, 2011 to December 31, 2011, $582 million for the Predecessor A period from January 1, 2011 to May 24, 2011 and $1,276 million for the year ended December 31, 2010.

The change in interest expense for the year ended December 31, 2012 and the Successor period from May 25, 2011 to December 31, 2011 as compared to the Predecessor A period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 was primarily due to the interest savings and reduced interest accretion achieved as a result of our debt refinancing transaction in May 2011. In that transaction, we repaid our outstanding obligations under the U.S. Treasury and EDC credit facilities and entered into the Original Credit Agreement and issued the 2019 Notes and 2021 Notes. Refer to —Liquidity and Capital Resources—Senior Credit Facilities and Secured Senior Notes and —Repayment of U.S. Treasury and Export Development Canada Credit Facilities, below, for additional information regarding our refinancing transaction. The interest savings and reduced interest accretion are primarily due to the Tranche B Term Loan and 2019 Notes and 2021 Notes having lower effective interest rates and debt discounts than the U.S. Treasury and EDC credit facilities. Refer to —Loss on Extinguishment of Debt, below, for additional information regarding the write off of the U.S. Treasury and EDC credit facilities unamortized debt discounts and debt issuance costs. The decrease was partially offset by additional interest expense incurred on the Canadian Health Care Trust Notes issued on December 31, 2010 and the Mexican development banks credit facilities entered into in July 2010 and December 2011.

Interest expense was $1,056 million for the year ended December 31, 2011 on an unaudited pro forma basis, which reflects a $135 million net reduction of interest expense due to the refinancing transaction that was completed by Predecessor A on May 24, 2011. Had the 2019 Notes and 2021 Notes been issued and the Senior Credit Facilities been entered into on December 31, 2010, we would have recognized an additional $191 million of interest expense during 2011. The pro forma adjustment also assumes the elimination of $326 million of interest expense that was recognized by Predecessor A on the obligations outstanding under the U.S. Treasury and EDC credit facilities for the period from January 1, 2011 to May 24, 2011 as it was assumed that these obligations were repaid and the facilities terminated on December 31, 2010. In addition, interest expense for the year ended December 31, 2011 on an unaudited pro forma basis, reflects a $19 million reduction in interest expense on the VEBA Trust Note as a result of recording the note at its acquisition date fair value. Refer to Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information.

Loss on Extinguishment of Debt

	Successor	Unaudited Pro Forma		Successor	Predecessor A		Increase (Decrease)
	Year Ended December 31, 2012	Year Ended December 31, 2011	Unaudited Pro Forma Adjustments	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010	2012 vs. Unaudited Pro Forma 2011		Unaudited Pro Forma 2011 vs. 2010
				(in millions	of dollars)
Loss on extinguishment of debt	$—	$—	$(551)	$—	$551	$—	$—	—%	$—	—%

In connection with the repayment of our outstanding obligations under the U.S. Treasury and EDC credit facilities in May 2011, we recognized a $551 million loss on extinguishment of debt during the Predecessor A period from January 1, 2011 to May 24, 2011, which consisted of the write off of $136 million of unamortized debt discounts, $34 million of unamortized debt issuance costs associated with the U.S. Treasury credit facilities, $367 million of unamortized debt discounts and $14 million of unamortized debt issuance costs associated with the EDC credit facilities. Refer to —Liquidity and Capital Resources, below, for additional information regarding our refinancing transaction.

For purposes of preparing the Unaudited Pro Forma Financial Information, we have assumed that the refinancing transaction occurred on December 31, 2010, as the repayment of the U.S. Treasury and EDC credit facilities, among other events, resulted in FNA LLC consolidating Chrysler Group. Therefore, for purposes of the pro forma presentation, we eliminated the $551 million loss on extinguishment of debt recognized by Predecessor A during the period from January 1, 2011 to May 24, 2011.

Income Tax Expense

	Successor	Unaudited Pro Forma		Successor	Predecessor A		Increase (Decrease)
	Year Ended December 31, 2012	Year Ended December 31, 2011	Unaudited Pro Forma Adjustments	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010	2012 vs. Unaudited Pro Forma 2011		Unaudited Pro Forma 2011 vs. 2010
				(in millions	of dollars)
Income tax expense	$292	$203	$1	$101	$101	$139	$89	43.8%	$64	46.0%

2012.  Our effective income tax rate for the year ended December 31, 2012 was 14 percent, primarily due to decreases in valuation allowances from utilization of net operating losses in the U.S., and movements in deferred tax assets for Canada and other foreign jurisdictions. The difference is also due to differences between foreign statutory tax rates and the U.S. federal statutory tax rate.

2011.  Our effective income tax rate for the period from May 25, 2011 to December 31, 2011 was 28 percent, primarily due to differences between foreign statutory tax rates and the U.S. federal statutory tax rate. The difference is also due to adjustments made to prior year returns and increases in valuation allowances in the U.S., Canada and other foreign jurisdictions.

Our effective income tax rate for the period from January 1, 2011 to May 24, 2011 was negative 50 percent, primarily due to losses generated by Chrysler Group and its 100 percent owned LLCs. The difference is also due to adjustments made to prior year returns and differences between foreign statutory tax rates and the U.S. federal statutory tax rate.

2010.  Our effective income tax rate for the year ended December 31, 2010 was negative 27 percent primarily due to losses generated by Chrysler Group and its 100 percent owned LLCs, the establishment of additional Canadian income tax receivables for prior year tax refunds and increases in valuation allowances in the U.S., Canada and other foreign jurisdictions.

Refer to Note 14, Income Taxes, of the accompanying audited consolidated financial statements for additional information regarding our effective income tax rate differing from the expected federal statutory rate of 35 percent.

Non-Cash Charges

The following summarizes our significant non-cash charges (in millions of dollars):

	Successor		Predecessor A
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Loss on extinguishment of debt	$—	$—	$551	$—
Valuation allowances against deferred tax assets	(445)	68	49	100

Total significant non-cash charges	$(445)	$68	$600	$100

Liquidity and Capital Resources

Liquidity Overview

We require significant liquidity in order to meet our obligations and fund our business plan. Short-term liquidity is required to purchase raw materials, parts and components required for vehicle production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital needs, we expect to use significant amounts of cash for the following purposes: (i) capital expenditures to support our existing and future products; (ii) principal and interest payments under our financial obligations and (iii) pension and OPEB payments. Our capital expenditures are expected to be approximately $1 billion for the remainder of 2013, which we plan to fund with cash generated primarily from our operating activities.

Liquidity needs are met primarily through cash generated from operations, including the sale of vehicles and service parts to dealers, distributors and other consumers worldwide. We also have access to the Revolving Facility, which is undrawn, as detailed under the caption —Total Available Liquidity, below. In addition, long-term liquidity needs may involve some level of debt refinancing as outstanding debt becomes due or we are required to make amortization or other principal payments. Although we believe that our current level of total available liquidity is sufficient to meet our short-term and long-term liquidity requirements, we regularly evaluate opportunities to improve our liquidity position and reduce our net industrial debt over time in order to enhance our financial flexibility and to achieve and maintain a liquidity and capital position consistent with that of our principal competitors.

Any actual or perceived limitations of our liquidity may affect the ability or willingness of counterparties, including dealers, suppliers and financial service providers, to do business with us, or require us to restrict additional amounts of cash to provide collateral security for our obligations. Our liquidity levels are subject to a number of risks and uncertainties, including those described in Risk Factors.

Total Available Liquidity

At September 30, 2013, our total available liquidity was $13,081 million, including $1.3 billion available under the Revolving Facility. We may access these funds subject to the conditions of our Credit Agreement. Refer to —Senior Credit Facilities and Secured Senior Notes —Senior Credit Facilities, below, for additional information regarding our Credit Agreement. The proceeds from the Revolving Facility may be used for general corporate and/or working capital purposes. The terms of our Credit Agreement require us to maintain a minimum liquidity of $3.0 billion inclusive of any amounts undrawn on our Revolving Facility. Total available liquidity includes cash and cash equivalents, which are subject to intra-month, foreign currency exchange and seasonal fluctuations. Restricted cash is not included in our presentation of total available liquidity.

The following summarizes our total available liquidity (in millions of dollars):

	September 30, 2013	December 31, 2012	December 31, 2011
Cash and cash equivalents (1)	$11,781	$11,834	$9,601
Revolving Facility availability (2)	1,300	1,300	1,300

Total Available Liquidity	$13,081	$13,134	$10,901

(1)	The foreign subsidiaries for which we have elected to permanently reinvest earnings outside of the U.S. held $0.8 billion, $1.1 billion and $0.7 billion of cash and cash equivalents as of September 30, 2013, December 31, 2012 and December 31, 2011, respectively. Our current plans do not demonstrate a need to, nor do we have plans to, repatriate the retained earnings from these subsidiaries, as the earnings are permanently reinvested. However, if we determine, in the future, that it is necessary to repatriate these funds or we sell or liquidate any of these subsidiaries, we may be required either to pay taxes, or make distributions to our members to pay taxes associated with the repatriation or the sale or liquidation of these subsidiaries. We may also be required to accrue and pay withholding taxes, depending on the foreign jurisdiction from which the funds are repatriated.
(2)	Prior to the final maturity date of the Senior Credit Facilities, we have the option to increase the amount of these facilities in an aggregate principal amount not to exceed $1.2 billion, either through an additional term loan, an increase in the Revolving Facility or a combination of both.

The decrease in total available liquidity from December 31, 2012 to September 30, 2013 reflects a $53 million decrease in cash and cash equivalents. The increase in total available liquidity from December 31, 2011 to December 31, 2012 reflects a $2,233 million increase in cash and cash equivalents. Refer to — Cash Flows, below, for additional information regarding our changes in cash and cash equivalents.

Restricted Cash

Restricted cash, which includes cash equivalents, was $341 million as of September 30, 2013. Restricted cash included $254 million held on deposit or otherwise pledged to secure our obligations under various commercial agreements guaranteed by a subsidiary of Daimler AG, or Daimler, and $87 million of collateral for other contractual agreements.

Working Capital Cycle

Our business and results of operations depend upon our ability to achieve certain minimum vehicle sales volumes. As is typical for an automotive manufacturer, we have significant fixed costs, and therefore, changes in our vehicle sales volume can have a significant effect on our profitability and liquidity. We generally receive payment on sales of vehicles in North America within a few days of shipment from our assembly plants, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. Therefore, during periods of increasing vehicle sales, there is generally a corresponding positive impact on our cash flow and liquidity. Conversely, during periods in which vehicle sales decline, there is generally a corresponding negative impact on our cash flow and liquidity. Similarly, delays in shipments of vehicles, including delays in shipments in order to address quality issues, may negatively affect our cash flow and liquidity. In addition, the timing of our collections of receivables for sales of vehicles outside of North America tends to be longer due to extended payment terms, and may cause fluctuations in our working capital.

The timing of our vehicle sales under our guaranteed depreciation program can cause seasonal fluctuations in our working capital. Typically, the number of vehicles sold under the program peak during the second quarter and then taper off during the third quarter.

Cash Flows

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Operating Activities —Nine Months Ended September 30, 2013

For the nine months ended September 30, 2013, our net cash provided by operating activities was $2,578 million and was primarily the result of:

(i)	net income of $1,240 million, adjusted to add back $2,187 million of depreciation and amortization expense (including amortization and accretion of debt discounts, debt issuance costs, fair market value adjustments and favorable and unfavorable lease contracts), $91 million of non-cash pension and OPEB expense and the $9 million loss on extinguishment of debt associated with the amendment and re-pricing of the Senior Credit Facilities, partially offset by $8 million of the call premium and other fees paid in connection with the transaction;

(ii)	a $78 million foreign currency translation loss recognized as a result of the February 2013 currency devaluation in Venezuela, partially offset by $21 million of foreign currency transaction gains due to certain monetary liabilities, which had been submitted to CADIVI for payment approval through the ordinary course of business prior to the devaluation date, being approved to be paid at an exchange rate of 4.30 VEF per USD subsequent to the devaluation. Refer to —Quantitative and Qualitative Disclosures about Market Risk, for additional information regarding Venezuela currency regulations and devaluation;

(iii)	a $1,516 million increase in trade liabilities, primarily because our production in September 2013 exceeded that of December 2012, the month that our annual plant shutdowns occur; and

(iv)	a $240 million increase in payables due to Fiat as a result of increased purchases of vehicles, components, parts, tooling and equipment during the third quarter of 2013 as compared to late 2012.

These increases in our net cash provided by operating activities were partially offset by:

(i)	$691 million of pension and OPEB contributions;

(ii)	a $300 million increase in trade receivables, primarily because our shipments at the end of September 2013 exceeded those at the end of December 2012 as a result of our annual plant shutdowns in December. We generally receive payments on sales of vehicles in North America within a few days of shipment from our assembly plants;

(iii)	a $1,663 million increase in inventories, primarily due to increased finished vehicle and work in process levels at September 30, 2013 versus December 31, 2012. These increases were partially driven by higher production levels in September 2013 to meet anticipated consumer demand, as well as the shipment holds on the all-new Jeep Cherokee at the end of September 2013 to address quality concerns prior to shipment. In comparison, our inventory levels were lower in December 2012 due to our annual plant shutdowns in that month. Our international finished vehicle inventory levels have also increased since December 2012 in order to support consumer demand for both our and Fiat’s vehicles. The number of Fiat vehicles that we are distributing through our international distribution centers continues to increase as we continue to implement our distribution strategy with Fiat;

(iv)	a $180 million increase in receivables due from Fiat as a result of an increase in vehicle shipments, parts sales and services provided to Fiat during the third quarter of 2013 as compared to the fourth quarter of 2012;

(v)	the payment of $159 million of capitalized interest on the VEBA Trust Note; and

(vi)	the payment of $47 million and $22 million of capitalized interest on the HCT Tranche A and B notes, respectively. Refer to —Canadian Health Care Trust Notes, below, for additional information related to these repayments.

Operating Activities —Nine Months Ended September 30, 2012

For the nine months ended September 30, 2012, our net cash provided by operating activities was $5,442 million and was primarily the result of:

(i)	net income of $1,388 million, adjusted to add back $2,064 million of depreciation and amortization expense (including amortization and accretion of debt discounts, debt issuance costs, fair market value adjustments and favorable and unfavorable lease contracts) and $9 million of non-cash pension and OPEB expense;

(ii)	a $2,020 million increase in trade liabilities, primarily due to increased production in response to increased consumer demand for our vehicles, which was consistent with the increase in our worldwide factory shipments during the third quarter of 2012 versus the end of 2011 in order to meet consumer demand and maintain relatively consistent days’ supply of inventory at our U.S. dealers;

(iii)	a $640 million decrease in receivables due from Fiat as a result of greater sales to Fiat during the fourth quarter of 2011 versus the third quarter of 2012, primarily due to reduced vehicle shipments to Fiat as a result of reduced consumer demand due to the continuing economic weakness in several European countries;

(iv)	a $379 million increase in accrued sales incentives, primarily due to an increase in our U.S. dealer inventory levels at September 30, 2012 versus December 31, 2011, mostly due to an increase in our shipments during the third quarter of 2012 versus the end of 2011 in order to meet consumer demand and maintain relatively consistent days’ supply of inventory at our U.S. dealers; and

(v)	a $159 million increase in payables due to Fiat as a result of increased purchases of vehicles, parts, and services during the third quarter of 2012 as compared to the end of 2011. In mid-2012 we became the primary distributor for Fiat vehicles in certain countries.

These increases in our net cash provided by operating activities were partially offset by:

(i)	a $558 million increase in inventory, primarily due to increased finished vehicle and work in process levels at September 30, 2012 versus December 31, 2011. These increases were primarily driven by the overall increase in production levels due to greater consumer demand for our vehicles, the launch of the 2013 Ram 1500 and higher material costs. In addition, our inventory levels were lower in December 2011 due to our annual plant shutdowns in that month;

(ii)	a $471 million increase in trade receivables, primarily due to an increase in our worldwide factory shipments at the end of September 2012 as compared to the end of December 2011 as a result of our annual plant shutdowns in December; and

(iii)	$352 million of pension and OPEB contributions.

Investing Activities —Nine Months Ended September 30, 2013

For the nine months ended September 30, 2013, our net cash used in investing activities was $2,413 million and was primarily the result of:

(i)	$2,436 million of capital expenditures to support our investments in existing and future products.

These cash outflows were partially offset by:

(i)	a $30 million decrease in restricted cash, which was primarily the result of no collateral required to be posted for our foreign currency exchange and commodity hedge contracts as of September 30, 2013 due to positive mark-to-market adjustments during 2013, as well as minimum posting thresholds included in our agreements.

Investing Activities —Nine Months Ended September 30, 2012

For the nine months ended September 30, 2012, our net cash used in investing activities was $2,934 million and was primarily the result of:

(i)	$3,058 million of capital expenditures to support our investments in existing and future products.

These cash outflows were partially offset by:

(i)	$83 million of proceeds from disposals of equipment and other assets on operating leases, primarily related to the Gold Key Lease vehicle lease portfolio, which we are currently winding down; and

(ii)	a $40 million decrease in restricted cash, primarily due to reduced collateral requirements for foreign currency exchange and commodity hedge contracts as a result of positive mark-to-market adjustments during 2012.

Financing Activities —Nine Months Ended September 30, 2013

For the nine months ended September 30, 2013, our net cash used in financing activities was $121 million and was primarily the result of:

(i)	$188 million of debt repayments, including $45 million related to the HCT Tranche A note, $37 million related to the Auburn Hills Headquarters Loan, $23 million related to the Mexican development banks credit facility, $23 million related to the Tranche B Term Loan, and $60 million related to capital leases and other financial obligations;

(ii)	$149 million of net repayments of other financial obligations with related parties; and

(iii)	$27 million of debt issuance costs related to the June 2013 amendment and re-pricing of the Original Credit Agreement. In connection with this transaction, we repaid $760 million of the outstanding principal balance of the Tranche B Term Loan to lenders who either partially or fully reduced their holdings with proceeds received from the new and continuing lenders who acquired the outstanding principal balance. Refer to —Senior Credit Facilities and Secured Senior Notes —Senior Credit Facilities, below, for additional information regarding this transaction.

These cash outflows were partially offset by:

(i)	$250 million of proceeds from the Fiat Finance North America Inc., or FFNA, term loan.

Financing Activities —Nine Months Ended September 30, 2012

For the nine months ended September 30, 2012, our net cash provided by financing activities was $445 million and was primarily the result of:

(i)	$645 million of net proceeds from other financial obligations with FFNA.

These cash inflows were partially offset by:

(i)	$155 million of debt repayments, including $37 million related to the Auburn Hills Headquarters loan, $25 million related to the HCT Tranche D note, $23 million related to the Tranche B Term Loan, $7 million related to the Mexican development banks credit facility, and $63 million related to capital leases and other financial obligations; and

(ii)	$41 million of repayments of our Gold Key Lease financing obligations. Gold Key Lease program proceeds used to fund these payments are included in operating and investing activities. As of June 2012, all Gold Key Lease financing obligations have been repaid.

Year Ended December 31, 2012 Compared to the Period from May 25, 2011 to December 31, 2011, Period from January 1, 2011 to May 24, 2011 and Year Ended December 31, 2010

Operating Activities —Year Ended December 31, 2012

For the year ended December 31, 2012, our net cash provided by operating activities was $5,784 million and was primarily the result of:

(i)	net income of $1,805 million, adjusted to add back $2,742 million for depreciation and amortization expense (including amortization and accretion of debt discounts, debt issuance costs, fair market value adjustments and favorable and unfavorable lease contracts);

(ii)	a $1,325 million increase in trade liabilities, primarily due to increased production in response to increased consumer demand of our vehicles, which was consistent with the increase in our worldwide factory shipments;

(iii)	a $600 million increase in accrued sales incentives, primarily due to an increase in our U.S. dealer inventory levels at December 31, 2012 versus December 31, 2011 to support increased sales volumes across all nameplates and deliveries of our newly launched Dodge Dart and the 2013 Ram 1500 at the end of 2012;

(iv)	a $478 million decrease in receivables due from Fiat as a result of greater sales to Fiat during the fourth quarter of 2011 versus the fourth quarter of 2012, primarily due to reduced consumer demand as a result of the continuing economic weakness in several European countries;

(v)	a $209 million increase in accrued product warranty costs, primarily due to increased worldwide vehicle shipments in 2012 as compared to 2011; and

(vi)	a $184 million increase in payables due to Fiat as a result of increased purchases of vehicles, parts and services during late 2012 as compared to late 2011, as a result of us becoming the primary distributor for Fiat vehicles in certain countries.

These increases in our net cash provided by operating activities were partially offset by:

(i)	a $630 million increase in inventory, primarily due to increased finished vehicle levels at December 31, 2012 versus December 31, 2011. These increases were primarily driven by an increase in our international vehicle inventory levels in order to support consumer demand for both our and Fiat’s vehicles. In 2012, we began distributing Fiat vehicles through more of our international distribution centers;

(ii)	a $513 million combined decrease in the residual value guarantees accruals and deferred revenue related to our GDP vehicles, primarily driven by the decrease in the number of U.S. GDP vehicles in-service at December 31, 2012 versus December 31, 2011, as rental car companies moved towards purchasing non-GDP vehicles due to the improved residual values of our vehicles. This decrease is mostly offset by a decrease in the related vehicles classified as equipment on operating leases;

(iii)	$443 million of pension and OPEB contributions; and

(iv)	a $334 million increase in accounts receivable primarily due to an increase in receivables from third party international dealers and distributors due to increased sales at the end of 2012 as compared to 2011 due to consumer demand. Our payment terms on vehicle sales outside of North America are longer than vehicle sales in North America, which are typically collected within a few days of shipment from our assembly plants.

Operating Activities —Period from May 25, 2011 to December 31, 2011

For the period from May 25, 2011 to December 31, 2011, our net cash provided by operating activities was $1,984 million and was primarily the result of:

(i)	net income of $264 million, adjusted to add back $1,659 million of depreciation and amortization expense (including amortization and accretion of debt discounts, debt issuance costs, fair market value adjustments and favorable and unfavorable lease contracts);

(ii)	a $674 million increase in trade liabilities, primarily due to increased production in response to increased consumer demand for our vehicles following the introduction of our 16 all-new or significantly refreshed vehicles launched during late 2010 and early 2011, which was consistent with the increase in our worldwide factory shipments; and

(iii)	a $43 million increase in payables due to Fiat as a result of increased purchases of parts and services during late 2011 as compared to April and May 2011.

These increases in our net cash provided by operating activities were partially offset by:

(i)	a $428 million increase in receivables due from Fiat as a result of increased sales of vehicles, service parts and services to Fiat during late 2011 as compared to April and May 2011, primarily due to the integration of our European distribution and dealer network organization into Fiat’s distribution organization; and

(ii)	$397 million of pension and OPEB contributions, partially offset by the collection of a $200 million pension receivable from Daimler.

Operating Activities —Period from January 1, 2011 to May 24, 2011

For the period from January 1, 2011 to May 24, 2011, our net cash provided by operating activities was $2,619 million and was primarily the result of:

(i)	net loss of $301 million, adjusted to add back the $551 million loss on extinguishment of debt associated with the repayment of our U.S. Treasury and EDC credit facilities and $1,384 million of depreciation and amortization expense (including amortization and accretion of debt discounts, debt issuance costs, fair market value adjustments and favorable and unfavorable lease contracts);

(ii)	a $1,037 million increase in trade liabilities, primarily due to increased production in response to increased consumer demand for our vehicles following the introduction of our 16 all-new or significantly refreshed vehicles launched during late 2010 and early 2011, which was consistent with the increase in our worldwide factory shipments;

(iii)	$374 million in collections from Daimler related to the Daimler tax receivable. Refer to —Daimler Tax Receivable, below, for additional information related to these collections;

(iv)	a $259 million increase in accrued sales incentives, primarily due to an increase in our U.S. dealer inventory levels as of May 24, 2011 versus December 31, 2010, mostly due to an increase in our shipments during 2011 versus the end of 2010 in order to meet consumer demand for our 16 all-new or significantly refreshed vehicles;

(v)	a $234 million increase in payables due to Fiat as a result of increased purchases of parts and services during April and May 2011 as compared to late 2010; and

(vi)	a $227 million increase in accrued interest, primarily due to interest on the VEBA Trust Note being payable annually in July and accrued interest on the Canadian HCT Notes which were issued on December 31, 2010. Refer to —Canadian Health Care Trust Notes, below for additional information on the Canadian HCT Notes.

These increases in our net cash provided by operating activities were partially offset by:

(i)	a $323 million increase in receivables due from Fiat as a result of increased sales of vehicles, service parts and services to Fiat during 2011 as compared to the end of 2010, primarily due to the integration of our European distribution and dealer network organization into Fiat’s distribution organization;

(ii)	a $432 million increase in inventory, primarily due to increased finished vehicle and work in process inventory levels at May 24, 2011 versus December 31, 2010. These increases were primarily driven by the overall increase in production levels due to greater consumer demand for our vehicles;

(iii)	$182 million of pension and OPEB contributions; and

(iv)	the repayment of $395 million of capitalized payable-in-kind, or PIK, interest on our U.S. Treasury credit facilities.

Operating Activities —Year Ended December 31, 2010

For the year ended December 31, 2010, our net cash provided by operating activities was $4,320 million and was primarily the result of:

(i)	a net loss of $652 million, adjusted to add back $3,308 million for depreciation and amortization expense (including amortization and accretion of debt discounts, debt issuance costs, fair market value adjustments and favorable and unfavorable lease contracts), partially offset by $227 million of net non-cash adjustments to restructuring reserve estimates. Refer to —Results of Operations —Consolidated Results —2012 Compared to 2011 Compared to 2010 —Restructuring (Income) Expenses, Net, above, for additional information related to these adjustments;

(ii)	a $1,504 million increase in trade liabilities, primarily due to increased production, which was consistent with the increase in our worldwide factory shipments;

(iii)	a $908 million decrease in accounts receivable due primarily to lower dealer and fleet receivables, settlement of trade receivables with Daimler and improved customer collections;

(iv)	$377 million in collections from Daimler related to the Daimler tax receivable. Refer to —Daimler Tax Receivable, below, for additional information related to these collections; and

(v)	a $249 million increase in our deferred revenue, primarily due to an increase in the number of vehicles in service under our guaranteed depreciation program. This increase is mostly offset by an increase in the related vehicles classified as equipment on operating leases.

These	increases in our net cash provided by operating activities were partially offset by:

(i)	a $860 million increase in inventory, primarily due to increased finished vehicle and work in process levels to support multiple product launches in the fourth quarter of 2010, partially offset by a reduction in international inventories during the year due to the sale of inventory to Fiat in connection with its assumption of the management of our distribution and sales operations in select European countries;

(ii)	$662 million of pension and OPEB contributions, partially offset by the collection of a $200 million pension receivable from Daimler; and

(iii)	$160 million of payments related to the Canadian Health Care Trust Settlement Agreement. Refer to Note 19, Employee Retirement and Other Benefits, of the accompanying audited consolidated financial statements for additional information related to the Canadian Health Care Trust Settlement Agreement.

Investing Activities —Year Ended December 31, 2012

For the year ended December 31, 2012, our net cash used in investing activities was $3,557 million and was primarily the result of:

(i)	$3,633 million of capital expenditures to support our investments in existing and future products.

These	cash outflows were partially offset by:

(i)	$87 million of proceeds from disposals of equipment and other assets on operating leases, primarily related to our Gold Key Lease vehicle lease portfolio; and

(ii)	a $90 million decrease in restricted cash, primarily due to reduced collateral requirements as a result of positive mark-to-market adjustments for outstanding derivative instruments during the period.

Investing Activities —Period from May 25, 2011 to December 31, 2011

For the period from May 25, 2011 to December 31, 2011, our net cash provided by investing activities was $6,372 million and was primarily the result of:

(i)	$8,090 million of cash acquired from Chrysler Group; and

(ii)	$314 million of proceeds from disposals of equipment and other assets on operating leases, primarily related to our Gold Key Lease vehicle lease portfolio.

These cash inflows were partially offset by:

(i)	$2,072 million of capital expenditures to support our investments in existing and future products.

Investing Activities —Period from January 1, 2011 to May 24, 2011

For the period from January 1, 2011 to May 24, 2011, our net cash used in investing activities was $252 million and was primarily the result of:

(i)	$937 million of capital expenditures to support our investments in existing and future products.

These cash outflows were partially offset by:

(i)	$390 million of proceeds from disposals of equipment and other assets on operating leases, primarily related to our Gold Key Lease vehicle lease portfolio;

(ii)	a $203 million decrease in restricted cash. The decrease in restricted cash was primarily the result of the release of $166 million of collateral associated with the Gold Key Lease vehicle lease portfolio, which was used to pay down an equivalent amount outstanding on our Gold Key Lease credit facility. The decrease was also due to the release of initial margin collateral requirements for foreign currency exchange and commodity hedge contracts, in addition to positive mark-to-market adjustments; and

(iii)	$96 million of proceeds from U.S. Dealer Automotive Receivables Transition LLC, or USDART, which represented the remaining balance of a previous advance to USDART that was transferred to us in May 2011, in connection with the termination of the Ally Master Transaction Agreement, or Ally MTA, between the U.S. Treasury, Ally and USDART. Refer to —Ally MTA, below, for additional information related to the USDART and the Ally MTA.

Investing Activities —Year Ended December 31, 2010

For the year ended December 31, 2010, our net cash used in investing activities was $1,167 million and was primarily the result of:

(i)	$2,385 million of capital expenditures to support our investments in existing and future products.

These cash outflows were partially offset by:

(i)	$1,144 million of proceeds from disposals of equipment and other assets on operating leases primarily related to our Gold Key Lease vehicle lease portfolio.

Financing Activities —Year Ended December 31, 2012

For the year ended December 31, 2012, our net cash used in financing activities was $6 million and was primarily the result of:

(i)	$150 million of proceeds from the Fiat Finance North America term loan; and

(ii)	$107 million of net proceeds from other financial obligations with FFNA.

These cash outflows were partially offset by:

(i)	$204 million of debt repayments, including $50 million related to the Auburn Hills Headquarters loan, $30 million related to the Tranche B Term Loan, $25 million related to the Canadian Health Care Trust Note –Tranche D, $15 million related to the Mexican development banks credit facility due 2025 and $84 million related to capital leases and other financial obligations; and

(ii)	$41 million of repayments of our Gold Key Lease financing obligations, which included the final repayment of the outstanding asset-backed note payable in June 2012. Gold Key Lease program proceeds used to fund these payments are included in operating and investing activities.

Financing Activities —Period from May 25, 2011 to December 31, 2011

For the period from May 25, 2011 to December 31, 2011, our net cash provided by financing activities was $1,270 million and was primarily the result of:

(i)	$1,968 million of capital contributions from Fiat in connection with the acquisition of Chrysler Group membership interests; and

(ii)	$217 million of loan proceeds received in December 2011 as a result of a financing arrangement with certain Mexican development banks, partially offset by debt related issuance costs of $18 million.

These cash inflows were partially offset by:

(i)	$625 million of payments related to the acquisition of the noncontrolling interests previously held by the U.S. Treasury and Canadian Government;

(ii)	$75 million payment related to the acquisition of the VEBA Trust equity recapture agreement;

(iii)	$87 million of repayments of our Gold Key Lease financing obligations; and

(iv)	$107 million of debt repayments, including $26 million related to the Canadian HCT Tranche D note, $15 million related to the Tranche B Term Loan, $8 million related to the Auburn Hills Headquarters loan and $58 million related to capital leases and other financial obligations.

Financing Activities —Period from January 1, 2011 to May 24, 2011

For the period from January 1, 2011 to May 24, 2011, our net cash used in financing activities was $1,675 million and was primarily the result of:

(i)	$497 million of repayments of our Gold Key Lease financing obligations, which included the full repayment of the amounts outstanding on our Gold Key Lease credit facility in April 2011;

(ii)	$28 million of debt repayments, including $5 million related to the Auburn Hills Headquarters loan and $23 million related to capital leases and other financial obligations; and

(iii)	net repayments made in connection with Chrysler Group’s refinancing transaction in May 2011, which consisted of:

(a)	$3,160 million of net proceeds from the Secured Senior Notes;

(b)	$2,933 million of net proceeds from the Tranche B Term Loan;

(c)	$5,460 million of principal repayments (excluding capitalized PIK) of our U.S. Treasury credit facilities;

(d)	$1,723 million of principal repayments of our EDC credit facilities; and

(e)	$54 million of debt related issuance costs.

Financing Activities —Year Ended December 31, 2010

For the year ended December 31, 2010, our net cash used in financing activities was $1,526 million and was primarily the result of:

(i)	$1,637 million of net repayments of our Gold Key Lease financing obligations, which included additional borrowings of $266 million under an asset-backed securitization facility in May 2010, in which we utilized available operating lease assets under the Gold Key Lease vehicle lease portfolio to borrow the additional funds. These funds were used to repay a portion of the amounts outstanding on our Gold Key Lease credit facility;

(ii)	$166 million of other debt repayments, including $45 million related to the Canadian Health Care Trust Note – Tranche D, $12 million related to the Auburn Hills Headquarters loan and $109 million related to capital leases and other financial obligations; and

(iii)	$123 million repayment of the Chrysler Receivables SPV LLC, or Receivables SPV, loan.

These cash outflows were partially offset by:

(i)	$400 million of loan proceeds received in July 2010 as a result of a financing arrangement with certain Mexican development banks.

Net Industrial Debt

Our calculation of Gross and Net Industrial Debt, as well as a detailed discussion of these measures, is included above in —Non-GAAP Financial Measures —Gross and Net Industrial Debt.

Our Net Industrial Debt decreased by $145 million from $1,749 million at December 31, 2012 to $1,604 million at September 30, 2013. During 2013, our financial liabilities decreased by $198 million, primarily due to debt and other financial obligations repayments, including $159 million of capitalized interest payments related to our

VEBA Trust Note and $114 million of principal and capitalized interest payments related to our Canadian HCT Notes, partially offset by the capitalization of accrued interest as additional debt during 2013. Refer to —VEBA Trust Note and —Canadian Health Care Trust Notes, below, for additional information related to these payments. The decrease in financial liabilities was partially offset by a $53 million decrease in cash and cash equivalents. Refer to —Cash Flows, above, for additional information regarding the decrease in our cash and cash equivalents for the nine months ended September 30, 2013.

Our Net Industrial Debt decreased by $1,977 million from $3,726 million at December 31, 2011 to $1,749 million at December 31, 2012, primarily due to a $2,233 million increase in cash and cash equivalents. Refer to —Cash Flows, above, for additional information regarding the increase in our cash and cash equivalents for the year ended December 31, 2012.

Free Cash Flow

Our calculation of Free Cash Flow, as well as a detailed discussion of this measure, is included above in —Non-GAAP Financial Measures —Free Cash Flow.

Free Cash Flow for the nine months ended September 30, 2013 and 2012 totaled $165 million and $2,466 million, respectively.

The decrease in Free Cash Flow from 2012 to 2013 was primarily due to:

(i)	a $2,864 million decrease in our cash generated from operations. Refer to —Cash Flows, above, for additional information regarding the change in our cash generated from operations; and

(ii)	a $80 million decrease in proceeds from disposals of equipment and other assets on operating leases, primarily related to the wind down of our Gold Key Lease portfolio.

These unfavorable changes were partially offset by:

(i)	a $622 million decrease in our capital expenditures, primarily due to the timing of payments related to our continued investments to enhance our current and future product portfolio.

Free Cash Flow for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 totaled $2,184 million, $8,266 million, $1,771 million and $1,480 million, respectively.

The change in Free Cash Flow for the above periods is primarily due to our cash generated from operations partially offset by capital expenditures. Refer to —Cash Flows, above, for additional information regarding our cash flows provided by (used in) operating and investing activities.

Senior Credit Facilities and Secured Senior Notes

On May 24, 2011, Chrysler Group LLC and certain of its U.S. subsidiaries as guarantors entered into the following arrangements, to which FNA LLC is not a party:

•	Senior Credit Facilities — a $3.0 billion Tranche B Term Loan maturing on May 24, 2017, which was fully drawn on May 24, 2011 and a $1.3 billion Revolving Facility that matures on May 24, 2016, and remains undrawn, which were subsequently amended and re-priced on June 21, 2013 to lower applicable interest rates, among other things;

•	Secured Senior Notes due 2019 — issuance of $1.5 billion of 8 percent secured senior notes due June 15, 2019, or Original 2019 Notes; and

•	Secured Senior Notes due 2021 — issuance of $1.7 billion of 8 1⁄4 percent secured senior notes due June 15, 2021, or Original 2021 Notes.

Senior Credit Facilities

The Senior Credit Facilities are with a syndicate of private sector lenders that provide for borrowings of up to $4.3 billion and include the Revolving Facility which may be borrowed and repaid from time to time until the maturity date. Chrysler Group amended and restated its credit agreement dated as of May 24, 2011, or the Original Credit Agreement, among Chrysler Group and the lenders party thereto. The amendments to the Original Credit Agreement were given effect in the amended and restated credit agreement, dated as of June 21, 2013, or the Credit Agreement.

The Original Credit Agreement provided for a $3.0 billion Tranche B Term Loan that was to mature on May 24, 2017, which was fully drawn on May 24, 2011, or the Original Tranche B Term Loan, and a $1.3 billion revolving credit facility that was to mature on May 24, 2016, which was undrawn, or the Original Revolving Facility, collectively referred to as the Original Senior Credit Facilities. We refer to the amended Tranche B Term Loan and revolving credit facility as the Tranche B Term Loan and Revolving Facility, respectively. We collectively refer to the Tranche B Term Loan and Revolving Facility as the Senior Credit Facilities. The Tranche B Term Loan and Revolving Facility mature on May 24, 2017 and May 24, 2016, respectively. The Revolving Facility remains undrawn.

The amendment reduced the applicable interest rate spreads on the Original Senior Credit Facilities by 1.50 percent per annum and reduced the rate floor applicable to the Original Tranche B Term Loan by 0.25 percent per annum. As a result, all amounts outstanding under the Senior Credit Facilities will bear interest, at our option, either at a base rate plus 2.25 percent per annum or at LIBOR plus 3.25 percent per annum. For the Tranche B Term Loan, a base rate floor of 2.00 percent per annum or a LIBOR floor of 1.00 percent per annum apply. We currently accrue interest based on LIBOR.

In addition, the amendment reduced the commitment fee payable on the Revolving Facility to 0.50 percent per annum, which may be reduced to 0.375 percent per annum if Chrysler Group achieves a specified consolidated leverage ratio, of the daily average undrawn portion of the Revolving Facility. The commitment fee remains payable quarterly in arrears.

The outstanding principal amount of the Tranche B Term Loan is payable in equal quarterly installments of $7.5 million, with the remaining balance due at maturity. No scheduled principal payments are required on amounts drawn on the Revolving Facility until the maturity date of the facility.

If we voluntarily prepay or re-price all or any portion of the Tranche B Term Loan before the six-month anniversary of the effective date of the amendment, we will be obligated to pay a call premium equal to 1.00 percent of the principal amount prepaid or re-priced.

Certain negative covenants in the Original Credit Agreement were also amended, including limitations on incurrence of indebtedness and certain limitations on restricted payments, which include dividends. Under the Credit Agreement, among other exceptions, the restricted payment capacity was increased to an amount not to exceed 50 percent of Chrysler Group’s cumulative consolidated net income since January 1, 2012.

Lenders party to the Original Tranche B Term Loan that held $760 million of the outstanding principal balance either partially or fully reduced their holdings. These reductions were accounted for as a debt extinguishment. The remaining holdings were analyzed on a lender-by-lender basis and accounted for as a debt modification. The $2.9 billion outstanding principal balance on the Tranche B Term Loan did not change, as new and continuing lenders acquired the $760 million.

We paid $35 million related to the call premium and other fees to re-price and amend the Original Credit Agreement, of which $27 million was deferred and will be amortized over the remaining terms of the Senior Credit Facilities. We recognized a $9 million loss on extinguishment of debt, which included the write off of $1 million of unamortized debt issuance costs associated with the Original Senior Credit Facilities, and $8 million of the call premium and fees noted above.

Up to $200 million of the Revolving Facility may be used for the issuance of letters of credit. Prior to the final maturity date of each of the facilities, we have the option to extend the maturity date of all or a portion of these facilities with the consent of the lenders whose loans or commitments are being extended. We also have the option to increase the amount of these facilities in an aggregate principal amount not to exceed $1.2 billion, either through an additional term loan, an increase in the Revolving Facility or a combination of both, subject to certain conditions.

Mandatory prepayments are required, subject to certain exceptions, from the net cash proceeds of asset sales, incurrence of additional indebtedness, insurance or condemnation proceeds and excess cash flow. In the case of excess cash flow, the mandatory prepayments are subject to a leverage-based step-down and only to the extent our liquidity exceeds a certain threshold. Certain mandatory prepayments are subject to call premiums consistent with the voluntary prepayments.

The Senior Credit Facilities are secured by a senior priority security interest in substantially all of Chrysler Group LLC’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100 percent of the equity interests in Chrysler Group LLC’s domestic subsidiaries and 65 percent of the equity interests in foreign subsidiaries held directly by Chrysler Group LLC and its U.S. subsidiary guarantors.

The Credit Agreement includes a number of affirmative covenants, many of which are customary, including, but not limited to, the reporting of financial results and other developments, compliance with laws, payment of taxes, maintenance of insurance and similar requirements. The Credit Agreement also contains several negative covenants, including but not limited to, (i) limitations on incurrence, repayment and prepayment of indebtedness; (ii) limitations on incurrence of liens; (iii) limitations on making restricted payments, including a limit on declaring dividends or making distributions to our members or stockholders, as the case may be; (iv) limitations on transactions with affiliates, swap agreements and sale and leaseback transactions; (v) limitations on fundamental changes, including certain asset sales and (vi) restrictions on certain subsidiary distributions. In addition, the Credit Agreement requires Chrysler Group to maintain a minimum ratio of borrowing base to covered debt, as well as a minimum liquidity of $3.0 billion, which includes any undrawn amounts on the Revolving Facility.

The Credit Agreement contains a number of events of default related to, (i) failure to make payments when due; (ii) failure to comply with covenants; (iii) breaches of representations and warranties; (iv) certain changes of control; (v) cross-default with certain other debt and hedging agreements and (vi) the failure to pay certain material judgments. As of September 30, 2013 we were in compliance with all covenants under the Credit Agreement.

Secured Senior Notes

Chrysler Group LLC entered into an indenture with CG Co-Issuer Inc., its 100 percent owned special purpose finance subsidiary, certain of its 100 percent owned U.S. subsidiaries, and Wilmington Trust FSB, as trustee and Citibank, N.A. as collateral agent, paying agent, registrar and authenticating agent, pursuant to which we issued the Original 2019 Notes and Original 2021 Notes, collectively referred to as the Original Notes. The Original Notes were issued at par and were sold in a private placement to (i) qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and (ii) outside the U.S. to persons who are not U.S. persons (as defined in Rule 902 of Regulation S under the Securities Act) in compliance with Regulation S under the Securities Act.

In connection with the offering of the Original Notes, Chrysler Group LLC entered into a registration rights agreement with the initial purchasers of the Original Notes. Under the terms of the registration rights agreement, Chrysler Group LLC agreed to register notes having substantially identical terms as the Original Notes with the SEC as part of an offer to exchange freely tradable exchange notes for the Original Notes. On December 29, 2011, and subject to the terms and conditions set forth in Chrysler Group LLC’s prospectus, we commenced an offer to exchange our new 8 percent secured senior notes due 2019, or 2019 Notes, for the outstanding Original 2019 Notes and our new 8 1⁄4 percent secured senior notes due 2021, or 2021 Notes, for the outstanding Original 2021 Notes. The 2019 Notes and 2021 Notes are collectively referred to as the Notes.

On February 1, 2012, the offers to exchange the Original 2019 Notes and Original 2021 Notes expired. Substantially all of the Original Notes were tendered for the Notes. The holders of the Notes received an equal principal amount of 2019 Notes for the Original 2019 Notes and an equal principal amount of 2021 Notes for the Original 2021 Notes. The form and terms of the Notes are identical in all material respects to the Original Notes, except that the Notes do not contain restrictions on transfer.

Beginning December 15, 2011, interest on each series of the Original Notes is payable semi-annually in June and December of each year, to the holders of record of such Original Notes at the close of business on June 1 or December 1, respectively, preceding such interest payment date. These terms are also applicable to the Notes.

We may redeem, at any time, all or any portion of the 2019 Notes on not less than 30 and not more than 60 days’ prior notice mailed to the holders of the 2019 Notes to be redeemed. Prior to June 15, 2015, the 2019 Notes will be redeemable at a price equal to the principal amount of the 2019 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated under the indenture. At any time prior to June 15, 2014, we may also redeem up to 35 percent of the aggregate principal amount of the 2019 Notes, at a redemption price equal to 108 percent of the principal amount of the 2019 Notes being redeemed, plus accrued and unpaid interest to the date of redemption with the net cash proceeds from certain equity offerings. On and after June 15, 2015, the 2019 Notes are redeemable at redemption prices specified in the indenture, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104 percent of the principal amount of the 2019 Notes being redeemed for the twelve months beginning June 15, 2015, decreasing to 102 percent for the year beginning June 15, 2016 and to par on and after June 15, 2017.

We may redeem, at any time, all or any portion of the 2021 Notes on not less than 30 and not more than 60 days’ prior notice mailed to the holders of the 2021 Notes to be redeemed. Prior to June 15, 2016, the 2021 Notes will be redeemable at a price equal to the principal amount of the 2021 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated under the indenture. At any time prior to June 15, 2014, we may also redeem up to 35 percent of the aggregate principal amount of the 2021 Notes, at a redemption price equal to 108.25 percent of the principal amount of the 2021 Notes being redeemed, plus accrued and unpaid interest to the date of redemption with the net cash proceeds from certain equity offerings. On and after June 15, 2016, the 2021 Notes are redeemable at redemption prices specified in the indenture, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104.125 percent of the principal amount of the 2021 Notes being redeemed for the twelve months beginning June 15, 2016, decreasing to 102.75 percent for the year beginning June 15, 2017, to 101.375 percent for the year beginning June 15, 2018 and to par on and after June 15, 2019.

The indenture includes affirmative covenants, including the reporting of financial results and other developments. The indenture also contains negative covenants related to Chrysler Group LLC’s ability and, in certain instances, the ability of certain of Chrysler Group LLC’s subsidiaries to, (i) pay dividends or make distributions on Chrysler Group LLC’s capital stock or repurchase Chrysler Group LLC’s capital stock; (ii) make restricted payments; (iii) create certain liens to secure indebtedness; (iv) enter into sale and leaseback transactions; (v) engage in transactions with affiliates; (vi) merge or consolidate with certain companies and (vii) transfer and sell assets.

The indenture provides for customary events of default, including but not limited to, (i) nonpayment; (ii) breach of covenants in the indenture; (iii) payment defaults or acceleration of other indebtedness; (iv) a failure to pay certain judgments and (v) certain events of bankruptcy, insolvency and reorganization. If certain events of default occur and are continuing, the trustee or the holders of at least 25 percent in aggregate of the principal amount of the Notes outstanding under one of the series may declare all of the Notes of that series to be due and payable immediately, together with accrued interest, if any. As of September 30, 2013, we were in compliance with all covenants under the indenture.

VEBA Trust Note

On June 10, 2009, and in accordance with the terms of a settlement agreement between Chrysler Group and the UAW, or the VEBA Settlement Agreement, Chrysler Group issued a senior unsecured note with a face value of $4,587 million to the VEBA Trust.

The VEBA Trust Note has an implied interest rate of 9.0 percent per annum and requires annual payments of principal and interest on July 15. Scheduled VEBA Trust Note payments through 2012 did not fully satisfy the interest accrued at the implied rate. In accordance with the agreement, the difference between a scheduled payment and the accrued interest through June 30 of the payment year was capitalized as additional debt on an annual basis. In July 2013, we made a scheduled payment of $600 million, which was composed of $441 million of interest accrued through the payment date and $159 million of interest that was previously capitalized as additional debt. In July 2012, 2011 and 2010, we made scheduled payments of $400 million, $300 million and $315 million, respectively, on the VEBA Trust Note and $38 million, $126 million and $123 million, respectively, of accrued interest was capitalized as additional debt.

The payment of capitalized interest is included as a component of Net Cash Provided by Operating Activities in the accompanying Condensed Consolidated Statements of Cash Flows.

The VEBA Trust Note was issued under the terms of an indenture that contains certain negative covenants, including, but not limited to, limitations on incurrence of indebtedness by Chrysler Group LLC that is senior, in any respect, in right of payment to the VEBA Trust Note and limits on the ability of our subsidiaries to incur indebtedness. The terms of a related registration rights agreement provide for certain registration rights that entitle the holder of the VEBA Trust Note to require us to file a registration statement under the Securities Act, for a public offering of the VEBA Trust Note beginning six months following Fiat’s acquisition of a majority ownership interest in us, which occurred in July 2011, and such rights became effective in January 2012.

Refer to Note 13, Financial Liabilities, and Note 19, Employee Retirement and Other Benefits, of the accompanying audited consolidated financial statements for additional information regarding the VEBA Trust Note and VEBA Settlement Agreement.

Canadian Health Care Trust Notes

On December 31, 2010, Chrysler Canada Inc., or Chrysler Canada, issued four unsecured promissory notes to an independent Canadian Health Care Trust, or HCT, in an initial aggregate face value of $976 million ($974 million Canadian dollar, or CAD), which we collectively refer to as the Canadian HCT Notes. These notes were issued as part of the settlement of its obligations with respect to retiree health care benefits for CAW (now part of Unifor) represented employees, retirees and dependents, or the Covered Group, which we refer to as the Canadian Health Care Trust Settlement Agreement. In addition, the Canadian HCT Notes had accrued interest from January 1, 2010 through December 31, 2010 of $80 million ($80 million CAD) and a $31 million ($31 million CAD) net premium.

The terms of each of the notes are substantially similar and provide that each note will rank pari passu with all existing and future unsecured and unsubordinated indebtedness for borrowed money of Chrysler Canada, and that Chrysler Canada will not incur indebtedness for borrowed money that is senior in any respect in right of payment to the notes.

Payments on the Canadian HCT Notes are due on June 30 of each year unless that day is not a business day in Canada, in which case payments are due on the next business day, or the Scheduled Payment Date. Interest is accrued at the stated rate of 9.0 percent per annum for the HCT Tranche A and B notes. Accrued interest in excess of payments on the HCT Tranche A and B notes is capitalized as additional debt on the Scheduled Payment Date. We are not required to make a payment on the HCT Tranche C note until 2020. However, interest accrued at the stated rate of 7.5 percent per annum on the HCT Tranche C note will be capitalized as additional debt on the Scheduled Payment Date through 2019. In July 2013, July 2012 and June 2011, $25 million, $74 million and $27 million, respectively, of interest accrued in excess of the scheduled payments was capitalized as additional debt.

In July 2013, we made a scheduled payment on the HCT Tranche B note of $66 million, which was composed of $44 million of interest accrued through the payment date and $22 million of interest that was previously capitalized as additional debt.

In January 2013, we made a prepayment on the HCT Tranche A note of the scheduled payment due on July 2, 2013. The amount of the prepayment, determined in accordance with the terms of the HCT Tranche A note, was $117 million and was composed of a $92 million principal payment and interest accrued through January 3, 2013 of $25 million. The $92 million HCT Tranche A note principal payment consisted of $47 million of interest that was previously capitalized as additional debt with the remaining $45 million representing a repayment of the original principal balance.

In 2012, 2011 and 2010, we made payments of $44 million, $47 million and $45 million on the Canadian HCT Notes, which included principal and interest accrued through the respective payment dates. The HCT Tranche D note was fully repaid in 2012.

The payments of capitalized interest are included as a component of Net Cash Provided by Operating Activities in the accompanying Condensed Consolidated Statements of Cash Flows.

Refer to Note 13, Financial Liabilities, and Note 19, Employee Retirement and Other Benefits, of the accompanying audited consolidated financial statements for additional information related to the Canadian HCT Notes and Canadian Health Care Trust Settlement Agreement.

Mexico Development Banks Credit Facilities

In December 2011, Chrysler de Mexico S.A. de C.V., or Chrysler de Mexico, our principal operating subsidiary in Mexico, entered into a financing arrangement with certain Mexican development banks which provides for a ten year amortizing term loan facility of 3.0 billion Mexican pesos. The facility was fully drawn during December 2011 and was funded in Mexican pesos. Principal payments on the loan are not required until 2016, and any amounts repaid cannot be re-borrowed.

In July 2010, Chrysler de Mexico entered into a financing arrangement with certain Mexican development banks which provides for a 15 year amortizing term loan facility equal to the Mexican peso equivalent of $400 million. The facility was fully drawn during July 2010 and was funded in Mexican pesos. Any amounts repaid on the facility cannot be re-borrowed.

The terms of these loans are similar. Chrysler de Mexico placed certain of its assets in special purpose trusts to secure repayment of the loans, including certain receivables and property, plant and equipment. As of September 30, 2013, December 31, 2012 and December 31, 2011, Chrysler de Mexico had $59 million, $66 million and $56 million, respectively, of cash on deposit with the trusts, which is included in Prepaid Expenses and Other Assets in the accompanying consolidated balance sheets. The loans require compliance with certain covenants, including but not limited to, limitations on Chrysler de Mexico declaring dividends and making distributions to stockholders, incurring liens, incurring debt and executing asset sales. As of September 30, 2013 we were in compliance with all covenants under the facilities.

Fiat Finance North America Inc. Credit Facilities

In June 2012, FNA LLC entered into a financing arrangement with FFNA, a subsidiary of Fiat, which provides for a $650 million uncommitted credit facility that matures on June 22, 2017. From time to time, FNA LLC draws on this facility. The interest rate and maturity date assigned to individual advances are negotiated between the parties upon each draw and are consistent with financial terms in the ordinary course of business. As of September 30, 2013, there were no amounts outstanding under the facility.

In October 2012 and January 2013, FNA LLC entered into financing arrangements with FFNA, which provide for term loan facilities of $150 million and $250 million, which were fully drawn in October 2012 and January 2013, respectively. Both term loans bear interest at a stated rate of 4.0 percent and mature on April 1, 2016. The initial interest payments for both loans were made in June 2013, with all subsequent interest payments due annually in June, until the maturity date. The outstanding principal balance and any unpaid interest for both facilities are due at maturity.

Gold Key Lease

Chrysler Canada maintains our Gold Key Lease vehicle lease portfolio. The related vehicles are leased to Canadian consumers and were financed by asset-backed securitization facilities, as well as a $4.9 billion ($5.0 billion CAD) secured revolving credit facility. In May 2010, we utilized available operating lease assets under the Gold Key Lease vehicle lease portfolio to borrow additional funds in the amount of $266 million under an asset-backed securitization facility. These funds were used to repay a portion of the amount outstanding on the secured revolving credit facility. In April 2011, the remaining amounts outstanding on the secured revolving credit facility were repaid in full. In June 2012, we repaid the remaining outstanding balance of the asset-backed note payable. These obligations were primarily repaid out of collections from the operating leases and proceeds from the sales of the related vehicles. We are currently winding down the Gold Key Lease program, therefore, no additional funding will be required. No vehicles were added to the portfolio during the nine months ended September 30, 2013, the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010.

U.S. Treasury Credit Facilities

On June 10, 2009, and in connection with the 363 Transaction, Chrysler Group entered into a first lien credit agreement with the U.S. Treasury, which included a $2.0 billion term loan used to acquire substantially all of the net operating assets of Old Carco. The credit agreement also made various term loans available to Chrysler Group for future working capital needs in an amount not to exceed $4.6 billion, or Tranche C Commitment. In addition, Chrysler Group provided the U.S. Treasury a $288 million note and assumed $500 million of U.S. Treasury loans originally provided to Chrysler Holding LLC for the benefit of Old Carco. Chrysler Group also provided the U.S. Treasury a $100 million zero coupon note.

The Tranche C Commitment was scheduled to accrue quarterly PIK interest of a maximum of $17 million through June 10, 2017, and the PIK interest was to be capitalized on a quarterly basis. Accordingly, $17 million and $68 million of PIK interest was capitalized as additional debt during the three months ended March 31, 2011 and the year ended December 31, 2010, respectively.

On May 24, 2011, all amounts owed under the U.S. Treasury first lien credit agreement were repaid, and all lending commitments thereunder were terminated. See —Repayment of U.S. Treasury and Export Development Canada Credit Facilities, below, for additional information.

Export Development Canada Credit Facilities

Chrysler Canada entered into a loan and security agreement with Export Development Canada, or EDC, on March 30, 2009, which was subsequently amended on April 29, 2009, pursuant to which the EDC provided a $1,238 million ($1,209 million CAD) secured term loan facility known as Tranche X. On June 10, 2009, the EDC loan agreement was amended and restated to increase the secured term loan facility by a CAD equivalent of $909 million USD, up to a maximum of $1,116 million CAD. The increase in the loan facility was known as Tranche X-2. In addition to the Tranche X and Tranche X-2 loans, Chrysler Canada provided the EDC additional notes of $81 million ($80 million CAD). The additional notes were included in the Tranche X facility.

On May 24, 2011, all amounts owed under the EDC loan and security agreement were repaid, and all lending commitments thereunder were terminated. See —Repayment of U.S. Treasury and Export Development Canada Credit Facilities, below, for additional information.

Repayment of U.S. Treasury and Export Development Canada Credit Facilities

On May 24, 2011, all amounts outstanding under the U.S. Treasury and EDC credit facilities were repaid. Refer to —U.S. Treasury Credit Facilities and —Export Development Canada Credit Facilities, above, for additional information related to these agreements.

Payments were made as follows (in millions of dollars):

	Principal		Accrued Interest	Total Payment
U.S. Treasury first lien credit facilities:
Tranche B	$2,080	(1)	$22	$2,102
Tranche C	3,675	(2)	65	3,740
Zero Coupon Note	100		—	100

Total U.S. Treasury first lien credit facilities	5,855		87	5,942
EDC credit facilities:
Tranche X	1,319		14	1,333
Tranche X-2	404		4	408

Total EDC credit facilities	1,723		18	1,741

Total U.S. Treasury and EDC credit facilities	$7,578		$105	$7,683

(1)	Includes $80 million of PIK interest previously capitalized. The payment of PIK interest is included as a component of Net Cash Provided by Operating Activities in the accompanying audited Consolidated Statements of Cash Flows.
(2)	Includes $315 million of PIK interest previously capitalized. The payment of PIK interest is included as a component of Net Cash Provided by Operating Activities in the accompanying audited Consolidated Statements of Cash Flows. In addition, as a result of the termination of the Ally MTA and in accordance with the U.S. Treasury first lien credit agreement, amounts outstanding under that agreement were reduced by $4 million, the amount of qualifying losses incurred by Ally through April 2011. Refer to Note 15, Commitments, Contingencies and Concentrations, of the accompanying audited consolidated financial statements for additional information related to the Ally MTA.

SCUSA Private-Label Financing Agreement

In February 2013, Chrysler Group entered into a private-label financing agreement with SCUSA. The new financing arrangement launched on May 1, 2013. Under the SCUSA Agreement, SCUSA provides a wide range of wholesale and retail financing services to our dealers and consumers in accordance with its usual and customary lending standards, under the Chrysler Capital brand name. The financing services include credit lines to finance our dealers’ acquisition of vehicles and other products that we sell or distribute, retail loans and leases to finance consumer acquisitions of new and used vehicles at our dealerships, financing for commercial and fleet customers, and ancillary services. In addition, SCUSA will work with dealers to offer them construction loans, real estate loans, working capital loans and revolving lines of credit.

Under the new financing arrangement, SCUSA has agreed to specific transition milestones for the initial year following launch. If the transition milestones are met, or otherwise satisfactory to us, the SCUSA Agreement will have a ten-year term, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided us an upfront, nonrefundable payment of $150 million in May 2013, which was recognized as deferred revenue and will be amortized over ten years. As of September 30, 2013, $144 million remained in Deferred Revenue in the accompanying Condensed Consolidated Balance Sheets.

From time to time, we work with certain lenders to subsidize interest rates or cash payments at the inception of a financing arrangement to incentivize customers to purchase our vehicles, a practice known as “subvention.” We have provided SCUSA with limited exclusivity rights to participate in specified minimum percentages of certain of our retail financing rate subvention programs. SCUSA has committed to certain revenue sharing arrangements, as well as to consider future revenue sharing opportunities. SCUSA bears the risk of loss on loans contemplated by the SCUSA Agreement. The parties share in any residual gains and losses in respect of consumer leases, subject to specific provisions in the SCUSA Agreement, including limitations on our participation in gains and losses.

Ally MTA

Prior to May 2011, Chrysler Group was a party to the Ally MTA between the U.S. Treasury, Ally and USDART. The Ally MTA provided for a risk sharing arrangement, in which USDART would reimburse Ally for qualifying losses on loans with our third party Chrysler Group dealerships issued prior to November 21, 2009. In May 2011, all parties mutually agreed to terminate the Ally MTA. Under the terms of the agreement, $96 million, which represented the remaining balance of a previous advance to USDART, was transferred to Chrysler Group. In addition, under the terms of the U.S. Treasury first lien credit agreement, amounts outstanding under that agreement were reduced by $4 million, the amount of qualifying losses incurred by Ally through April 2011.

Chrysler Receivables SPV

In March 2010, Chrysler Group fully repaid the $123 million outstanding on a loan facility provided by the U.S. Treasury to Receivables SPV related to the Auto Supplier Support Program, which was established by the U.S. Treasury in 2009 to ensure the payment of qualified automotive receivables to certain automotive suppliers of Old Carco. In April 2010, the Auto Supplier Support Program expired and, in accordance with the terms of the agreement, Chrysler Group paid the U.S. Treasury a $40 million exit fee associated with the program, as well as $5 million, which represented 50 percent of the residual equity of Receivables SPV. Receivables SPV was dissolved in December 2010.

Daimler Tax Receivable

During the years ended December 31, 2011 and 2010, Chrysler Group received reimbursements from Daimler of $374 million and $377 million, respectively, related to tax payments previously made by Chrysler Group which had been previously applied by the Canada Revenue Agency and the Provincial Tax Authorities against additional taxes assessed related to the Canadian transfer pricing matter. No such reimbursements were received during the year ended December 31, 2012.

For additional information related to the Daimler tax receivable, refer to Note 14, Income Taxes, of the accompanying audited consolidated financial statements.

Cash Management & Risk Management Policies

Our cash management and risk management activities are governed by internal policies designed to: (i) maintain appropriate internal control over disbursements; (ii) ensure our ability to pay all outstanding obligations when due; and (iii) obtain a reasonable return while maintaining appropriate diversification and minimizing counterparty risk. These policies include permitted investment guidelines, counterparty evaluation and limits, derivative guidelines, funding guidelines, credit and collections guidelines, compliance monitoring, internal control requirements and controls over electronic funds transactions.

Investments of Corporate Cash

Cash and cash equivalents are primarily invested in short-term instruments with highly rated counterparties. Counterparties are evaluated in accordance with internal guidelines. Limits are established for each approved counterparty and actual exposures are tracked against the limits.

Defined Benefit Pension Plans and OPEB Plans —Contributions and Funded Status

Contributions and Payments

Our funding policy for defined benefit pension plans and OPEB plans is to contribute at least the minimum amounts required by applicable laws and regulations. Occasionally, additional discretionary contributions in excess of those legally required are made to achieve certain desired funding levels. Since the inception of our various pension plans, contributions have exceeded minimum required funding amounts. In the U.S., these excess amounts are tracked, and the resulting credit balance can be used to satisfy minimum funding requirements in future years. As of December 31, 2012, the combined credit balances for our U.S. qualified pension plans was approximately $2.7 billion. While the usage of credit balances to satisfy minimum funding requirements is subject to our plans maintaining certain funding levels, we expect to be able to utilize the credit balances in 2013 such that no significant additional cash contributions are required for our U.S. plans in 2013, although we may voluntarily elect to make contributions.

During the nine months ended September 30, 2013, we revised our 2013 funding strategies for our funded U.S. and Canadian pension plans and opted to utilize our credit balances to satisfy minimum funding requirements and to reduce our 2013 expected discretionary employer contributions to the plans by approximately $450 million from our December 31, 2012 estimate of $998 million.

The following summarizes employer contributions made to our defined benefit pension plans or direct benefit payments to plan participants (in millions of dollars):

	Successor			Predecessor A
	Nine Months Ended September 30, 2013	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Total employer contributions	$532	$254	$287	$75	$390

In connection with the 363 Transaction, we acquired a $600 million receivable from a subsidiary of Daimler to fund contributions to our U.S. pension plans. This receivable was payable to us in three equal annual installments beginning in 2009. The third and final $200 million installment was received by us in June 2011. Amounts received were utilized to fund a portion of our contributions to our funded pension plans in each year upon receipt of the installments.

Employer contributions to our U.S. funded pension plans are expected to be approximately $20 million for the remainder of 2013, of which $19 million are discretionary contributions and $1 million are mandatory contributions to satisfy minimum funding requirements. Employer contributions to our unfunded pension and OPEB plans for the remainder of 2013 are expected to be $17 million and $52 million, respectively, which represent the expected benefit payments to participants.

The following summarizes net benefit payments expected to be paid, based on the remeasurement of all of our plans as of December 31, 2012 which reflects estimated future employee service (in millions of dollars):

	Pension Benefits	OPEB
2013	$2,331	$190
2014	2,272	185
2015	2,227	181
2016	2,186	180
2017	2,150	179
2018 — 2022	10,324	882

During the life of the plans, we intend to primarily utilize plan assets to fund benefit payments and minimize our cash contributions. OPEB payments are currently funded from our cash flows from operations.

Defined Benefit Pension Plans —Funded Status

The following summarizes the funded status of our pension plans (in millions of dollars):

	December 31,
	2012	2011
Benefit obligation	$34,837	$31,980
Fair value of plan assets	25,972	25,444

Funded status of plans	$(8,865)	$(6,536)

The change in funded status from December 31, 2011 to December 31, 2012 was primarily due to the impacts of changes in discount rates of $3,174 million during 2012, as well as service and interest costs of $1,838 million. These changes were partially offset by the actual return on plan assets of $2,378 million and company contributions of $254 million made during 2012.

OPEB Plans —Funded Status

Our OPEB plans were underfunded by $3,073 million at December 31, 2012 and by $2,729 million at December 31, 2011. The change in funded status was primarily due to the impacts of changes in discount rates and actuarial assumptions of $367 million and service and interest costs of $159 million during 2012. These changes were partially offset by company contributions of $189 million made directly to pay benefits.

For additional information related to our defined benefit pension and OPEB plans, refer to Note 19, Employee Retirement and Other Benefits, of the accompanying audited consolidated financial statements.

Off-Balance Sheet Arrangements

We have entered into various off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operations or liquidity. These include VIEs. For a discussion of our VIEs, refer to Note 5, Variable Interest Entities, of the accompanying audited consolidated financial statements.

Arrangements with Key Suppliers

From time to time, in the ordinary course of our business, we enter into various arrangements with key suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Purchases under these arrangements from third parties were $437 million, $393 million, $281 million and $295 million for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively.

In addition, certain of the arrangements we have entered into with Fiat contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Purchases under these arrangements were $383 million, $190 million and $115 million for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011 and the period from January 1, 2011 to May 24, 2011, respectively. We did not have any purchases under these arrangements for the year ended December 31, 2010.

We also enter into similar arrangements containing unconditional purchase obligations to purchase a minimum quantity of goods for which pricing is variable, and therefore do not have fixed and determinable future payment streams. Under these arrangements we are obligated to make payments or receive reimbursements if our purchase volumes are outside a specified range of values. Purchases from third parties under these arrangements were $441 million, $202 million, $144 million and $116 million for the year ended December 31, 2012, the period from

May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively. We did not have any purchases from unconsolidated related companies under these arrangements.

Contractual Obligations

The following summarizes payments due under our significant contractual obligations and commitments as of September 30, 2013 (in millions of dollars):

	Payments Due by Period
	Remainder of 2013	2014-2015	2016-2017	2018 and thereafter	Total
Long-term financial liabilities (1)	$75	$891	$4,268	$7,829	$13,063
Capital lease obligations	14	124	118	136	392
Interest on long-term financial liabilities and capital lease obligations (2)	197	1,949	1,713	2,255	6,114
Operating lease commitments	47	240	165	248	700
Unconditional minimum purchase obligations	84	381	164	—	629
Pension contribution requirements (3)	1	—	—	—	1

Total	$418	$3,585	$6,428	$10,468	$20,899

(1)	The amounts above are net of fair value adjustments, discounts, premiums and loan origination fees totaling $70 million. For additional information refer to Note 9, Financial Liabilities, of the accompanying condensed consolidated financial statements.
(2)	Amounts include interest payments based on contractual terms and current interest rates on our debt and capital lease obligations. Interest payments based on variable rates included above were determined using the current interest rate in effect at September 30, 2013.
(3)	Pension contribution requirements are based on an estimate of our minimum funding requirements pursuant to the Employee Retirement Income Security Act, or ERISA, regulations. We expect required contributions to our funded plans to be approximately $1 million in the remainder of 2013. We may elect to make contributions in excess of the minimum funding requirements in response to investment performance and changes in interest rates, to achieve funding levels required by our defined benefit plan arrangements, or when we believe that it is financially advantageous to do so and based on our other capital requirements. We plan to make $19 million of discretionary contributions to our U.S. plans in the remainder of 2013. Our minimum funding requirements after 2013 will depend on several factors, including investment performance and interest rates. Therefore, the above excludes payments beyond 2013, since we cannot predict with reasonable reliability the timing and amounts of future minimum funding requirements. Excluded from above are expected payments of $17 million and $52 million due in the remainder of 2013 with respect to our unfunded pension and OPEB plans, respectively, which represent the expected benefit payments to participants as costs are incurred.

The above excludes payments for product warranty costs. We issue various types of product warranties under which we generally guarantee the performance of products delivered for a certain period or term. We also periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles we sell. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for our vehicles. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate cost of these service and recall actions may require us to make expenditures in excess of established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. As of September 30, 2013, our product warranty reserves were $3,726 million.

For additional information regarding long-term financial liabilities and employee retirement and other benefits, see Note 13, Financial Liabilities, and Note 19, Employee Retirement and Other Benefits, respectively, of the accompanying audited consolidated financial statements.

Ally Repurchase Obligation

In April 2013, the Ally Agreement was terminated. Refer to Business —Chrysler Group Overview —Dealer and Customer Financing, regarding our new private-label financing agreement with SCUSA.

In accordance with the terms of the Ally Agreement, we remain obligated to repurchase Ally-financed U.S. dealer inventory that was acquired on or before April 30, 2013, upon certain triggering events and with certain exceptions, in the event of an actual or constructive termination of a dealer’s franchise agreement, including in certain circumstances when Ally forecloses on all assets of a dealer securing financing provided by Ally. These obligations exclude vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage or an original invoice date that is more than one year prior to the repurchase date.

As of September 30, 2013, the maximum potential amount of future payments required to be made to Ally under this guarantee was approximately $1.0 billion and was based on the aggregate repurchase value of eligible vehicles financed by Ally in our U.S. dealer stock. If vehicles are required to be repurchased under this arrangement, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than $0.1 million at September 30, 2013, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. The estimates are based on historical experience.

Other Repurchase Obligations

In accordance with the terms of other wholesale financing arrangements in Mexico, we are required to repurchase dealer inventory financed under these arrangements, upon certain triggering events and with certain exceptions, including in the event of an actual or constructive termination of a dealer’s franchise agreement. These obligations exclude certain vehicles including, but not limited to, vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage.

As of September 30, 2013, the maximum potential amount of future payments required to be made in accordance with these other wholesale financing arrangements was approximately $284 million, and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer’s stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than $0.1 million at September 30, 2013, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. The estimates are based on historical experience.

Quantitative and Qualitative Disclosures about Market Risk

Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk, commodity price risk, interest rate risk and counterparty risk. We evaluate these risks on an on-going basis and manage our exposures centrally. Our Foreign Exchange Hedging Committee and Commodity Hedging Committee approve derivative hedging strategies to manage our operating risk exposures for foreign exchange and commodities, respectively.

The members of these committees include the Chief Financial Officer, the Treasurer and other senior operating management of the Company. The Treasury Department executes derivative transactions in accordance with the approved strategies, as well as within our risk management policies.

We use derivatives (primarily forward contracts and swaps) to hedge our financial and operational exposures. We do not enter into derivative transactions for speculative purposes or to hedge our balance sheet translation risk. Refer to Note 17, Derivative Financial Instruments and Risk Management, of the accompanying audited consolidated financial statements and Note 13, Derivative Financial Instruments and Risk Management, of the accompanying condensed consolidated financial statements for additional information on our derivatives.

We use sensitivity analyses to quantify the impact of changes in foreign currency exchange rates, commodity prices and interest rates on the fair value of the financial instruments used to hedge these risks. Our models assume instantaneous, parallel shifts in foreign currency exchange rates, commodity prices and interest rate yield curves. We did not have any option contracts or any other instruments with non-linear returns outstanding at September 30, 2013.

Foreign Currency Exchange Rate Risk

We are exposed to foreign currency exchange rate risk as a result of sales of vehicles and parts, purchases of components used in our manufacturing operations, debt and dividend payments from foreign subsidiaries denominated in currencies other than the USD. Foreign currency exchange rate risk is the risk that fluctuations in specific currencies against the USD will negatively impact our results of operations. To the extent possible, we net sales and purchases in specific currencies against each other and review this net cash flow position for hedging purposes. We are most vulnerable to fluctuations in the CAD, Euro, Australian dollar, Japanese yen and Mexican peso against the USD. To manage these exposures, we enter into derivative contracts (primarily currency forward and swap contracts) to hedge a portion of our exposures. The derivative contracts used to hedge foreign exchange rate risk had remaining maturities of up to 12 months at September 30, 2013.

The net fair value of foreign currency derivatives at September 30, 2013 was an asset of $97 million compared to a liability of $38 million as of December 31, 2012 and an asset of $61 million as of December 31, 2011. The potential decrease in the fair value of our foreign currency derivatives, assuming a 10 percent adverse change in the underlying foreign currency derivative versus the USD, would be approximately $330 million at September 30, 2013, compared with decreases of $365 million as of December 31, 2012 and $262 million as of December 31, 2011.

In addition, we are exposed to foreign currency exchange rate risk as a result of translating the assets and liabilities of our subsidiaries outside of the U.S. (primarily Canada, Mexico and Venezuela) into USD. In February 2013, the Venezuelan government announced a devaluation of the official exchange rate of the VEF, relative to the USD from 4.30 VEF per USD to 6.30 VEF per USD. As a result of this devaluation, we recognized a $78 million foreign currency translation loss as a reduction to Revenues, Net in the accompanying Condensed Consolidated Statements of Income during the three months ended March 31, 2013. Subsequent to the devaluation, certain monetary liabilities, which had been submitted to the CADIVI for payment approval through the ordinary course of business prior to the devaluation date, were approved to be paid at an exchange rate of 4.30 VEF per USD. As a result, during the three and nine months ended September 30, 2013 we recognized foreign currency transaction gains in Revenues, Net of $5 million and $21 million, respectively, due to these monetary liabilities being previously remeasured at 6.30 VEF per USD at the devaluation date. No other events occurred during 2013 that resulted in changes to the VEF to USD official exchange rate.

In addition, in March 2013, the Venezuelan government announced a new currency exchange system, the Complementary System of Foreign Currency Acquirement, or SICAD. The SICAD system will operate parallel to the CADIVI, and replace the Transaction System for Foreign Currency Denominated Securities. The SICAD is intended to function as a public bidding system for private entities that import goods. We are currently monitoring and assessing the currency exchange rates and restrictions associated with the new system.

Commodity Price Risk

We are exposed to changes in the prices of commodities used in the manufacture of vehicles, such as non-ferrous metals (such as aluminum, lead and copper), precious metals (such as platinum and palladium) and energy (such as natural gas). Commodity price risk is the adverse impact that changes in commodity prices would have on our financial results. To manage this risk, we enter into commodity derivative contracts for a portion of our exposures. The derivative contracts used to hedge commodity price risk had remaining maturities of up to 18 months at September 30, 2013.

The net fair value of commodity derivatives as of September 30, 2013 was a liability of $2 million compared to an asset of $19 million as of December 31, 2012 and a liability of $123 million as of December 31, 2011. The potential decrease in the fair value of our commodity derivatives, due to a 10 percent decrease in commodity prices, would be approximately $62 million at September 30, 2013, compared with decreases of $64 million as of December 31, 2012 and $66 million as of December 31, 2011. This amount does not include the offsetting impact of lower prices we would pay for the underlying commodities.

Interest Rate Risk

We are exposed to interest rate risk due to our interest-bearing investment portfolio and financing activities. Interest rate risk is the risk of loss we would incur due to changes in interest rates.

For purposes of sensitivity analyses, we segregated our interest-bearing financial instruments into fixed or floating. For fixed-rate financial instruments, our sensitivity analysis measures the changes in fair value, whereas for floating-rate financial instruments, our sensitivity analysis measures the potential loss in future earnings.

We had a fixed-rate debt of $9.9 billion as of September 30, 2013, compared to $10.0 billion at December 31, 2012, and $9.8 billion at December 31, 2011. The potential increase in the fair value of our fixed-rate interest-bearing financial instruments as a result of a 10 percent decrease in market interest rates would be approximately $0.3 billion at September 30, 2013 and $0.4 billion at December 31, 2012, compared with an increase of approximately $0.5 billion at December 31, 2011.

We also had floating-rate investments and floating-rate debt of $12.1 billion and $3.5 billion, respectively, at September 30, 2013 as compared to $12.2 billion and $3.6 billion, respectively, at December 31, 2012 and $10.1 billion and $3.6 billion, respectively, at December 31, 2011. The majority of our floating rate debt is exposed to changes in LIBOR, with a 1.00 percent interest rate floor. Given the relationship of floating-rate investments to floating-rate debt as of September 30, 2013 and the current low interest rate environment, a decrease in interest rates would not have a material impact on our consolidated financial position.

Counterparty Risk

We are exposed to counterparty risk as a result of our investment and derivatives contracts. Counterparty risk relates to the risk of loss which we would incur if a counterparty defaulted on an investment or derivatives contract. Our Treasury Department manages counterparty risk by establishing exposure limits for each counterparty based on credit ratings and financial position, and monitoring utilization against these limits. Counterparty limits and exposure utilization are periodically reviewed with our Treasurer. Substantially all of our counterparties are rated single-A or higher.

There have been no significant changes in our exposure to financial market risks since September 30, 2013.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On December 3, 2012, Chrysler Group LLC’s Audit Committee approved the dismissal of Deloitte & Touche LLP, or Deloitte, as Chrysler Group LLC’s independent registered public accounting firm effective as of the date of Deloitte’s completion of audit services for the year ended December 31, 2012, and the filing of Chrysler Group LLC’s annual report on Form 10-K. On December 3, 2012, the Audit Committee also approved the appointment of Ernst & Young LLP, or Ernst & Young, as Chrysler Group LLC’s independent registered public accounting firm for the year ended December 31, 2013. The Audit Committee recommended this change because, since January 1, 2012, Reconta Ernst & Young S.p.A. has served as the auditor for Fiat S.p.A. and its consolidated subsidiaries, which include Chrysler Group LLC. Chrysler Group LLC’s Board of Directors concurred with the Audit Committee’s recommendations. The Chrysler Group LLC Annual Report on Form 10-K was filed on March 7, 2013, at which time the dismissal of Deloitte as Chrysler Group LLC’s independent registered public accounting firm became effective.

During the years ended December 31, 2012 and 2011, and the subsequent interim period through March 7, 2013, there were (i) no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between Chrysler Group LLC and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference to the subject matter of such disagreements in connection with their report on the consolidated financial statements of Chrysler Group LLC for such years, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K. Moreover, the report of Deloitte on Chrysler Group LLC’s consolidated financial statements for the years ended December 31, 2012 and 2011 did not contain any adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2012 and 2011, and the subsequent interim period through March 7, 2013, Chrysler Group LLC did not consult with Ernst & Young regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided to us by Ernst & Young that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Deloitte was appointed by the Management Committee of FNA LLC, which we refer to as the FNA LLC Management Committee, to serve as the independent registered public accounting firm for FNA LLC and its consolidated subsidiaries, or FNA, as of December 31, 2012 and 2011, and for the year ended December 31, 2012 and the period from May 25, 2011 to December 31, 2011. Deloitte will continue to serve as FNA’s independent registered public accounting firm for the aforementioned periods until dismissed. There have been (i) no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between FNA and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte’s satisfaction, would cause Deloitte to make reference to the subject matter of such disagreements in connection with their report on the consolidated financial statements of FNA for such periods, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Ernst & Young was appointed by the FNA LLC Management Committee to serve as the independent registered public accounting firm for FNA LLC and its consolidated subsidiaries for the year ended December 31, 2013. The FNA LLC Management Committee recommended this change due to Reconta Ernst & Young S.p.A. and Ernst & Young serving as the auditors for Fiat S.p.A. and its consolidated subsidiaries and Chrysler Group LLC and its consolidated subsidiaries, respectively, for such period.

BUSINESS

Chrysler Group Overview

Chrysler designs, engineers, manufactures, distributes and sells vehicles under the brand names Chrysler, Jeep, Dodge and Ram and the SRT performance vehicle designation. Our product lineup includes passenger cars, utility vehicles (which include SUVs and crossover vehicles), minivans, trucks and commercial vans. We also sell automotive service parts and accessories under the Mopar brand name. In addition, we sell separately-priced service contracts to customers and provide contract manufacturing services to other vehicle manufacturers, primarily Fiat. As part of the Fiat-Chrysler Alliance, described below, we also manufacture certain Fiat-brand vehicles in Mexico, which are distributed by us throughout North America and select markets and sold to Fiat for distribution in other select markets, and Fiat manufactures certain Fiat-brand vehicles for us, which we sell throughout North America. Our products are available in more than 150 countries around the world. The majority of our operations, employees, independent dealers and sales are in North America, primarily in the U.S. Approximately 10 percent of our vehicle sales in 2012 and for the nine months ended September 30, 2013 were outside North America, principally in Asia Pacific, South America and Europe.

In June 2009 and as part of the 363 Transaction described below, we entered into the Fiat-Chrysler Alliance, pursuant to which Fiat became our principal industrial partner, and Fiat has become our controlling stockholder. The Fiat-Chrysler Alliance provides us with a number of long-term benefits, including access to new vehicles, platforms and powertrain technologies, particularly with respect to smaller, more fuel-efficient vehicles, as well as commercial vehicles. The Fiat-Chrysler Alliance also allows us to streamline global distribution of both companies’ products, and to realize procurement benefits in light of our combined purchasing volume. See Risk Factors —Risks Related to our Business —We depend on the Fiat-Chrysler Alliance to provide new vehicle platforms and powertrain technologies, additional scale, global distribution and management resources that are critical to our viability and success and —Meeting our objective of increasing our vehicle sales outside North America is largely dependent upon access to Fiat’s network of distribution arrangements, manufacturing capacity and local alliance partners for a discussion of critical risks related to the Fiat-Chrysler Alliance.

Formation of Chrysler Group and Chrysler Group Corporation

Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, Chrysler Group LLC will become a Delaware corporation. See Our Structure and Company Conversion for additional information regarding our organizational structure upon completion of this offering. Chrysler Group and FNA are both Delaware limited liability companies. Chrysler Group was formed on April 28, 2009 to complete the transactions contemplated by the Master Transaction Agreement, under which Chrysler Group agreed to purchase the principal operating assets of Old Carco and its principal domestic subsidiaries, to assume certain of their liabilities, and to purchase the equity of Old Carco’s principal foreign subsidiaries. Old Carco and its principal domestic subsidiaries then filed for bankruptcy protection and sought approval under section 363 of the U.S. Bankruptcy Code for the transaction contemplated by the Master Transaction Agreement, which we refer to as the 363 Transaction. As part of a larger effort to stabilize the automotive industry and the U.S. and Canadian economies in 2009, the U.S. and Canadian governments indicated their willingness to fund the 363 Transaction and to provide working capital to fund our operations following the 363 Transaction. We closed the 363 Transaction on June 10, 2009, and entered into credit agreements with the U.S. Treasury and EDC. As a result of the 363 Transaction, a new basis of accounting was created. As Chrysler Group LLC succeeded to substantially all of the business of Old Carco and as Chrysler Group LLC’s own operations before the succession were insignificant relative to Old Carco’s operations, Old Carco represents the Predecessor to Chrysler Group LLC for accounting and financial reporting purposes for periods prior to June 10, 2009.

Fiat North America LLC was formed on May 14, 2009 as a 100 percent owned indirect subsidiary of Fiat to hold Fiat’s ownership interest in Chrysler Group LLC. In connection with the 363 Transaction, Fiat contributed Fiat IP to FNA LLC that were contributed and licensed to Chrysler Group for its use in exchange for a 20.0 percent ownership interest in Chrysler Group. In addition, Chrysler Group LLC entered into a master industrial agreement with Fiat, which has significantly accelerated our efforts to revitalize and reshape our product portfolio through the manufacture of fuel-efficient vehicles utilizing Fiat technology, and has helped us benefit from the managerial experience Fiat leaders gained during Fiat’s own industrial recovery. Refer to Certain Relationships and Related Party Transactions —Transactions with Fiat under the Fiat-Chrysler Alliance, for additional information related to the Fiat-Chrysler Alliance.

In connection with the closing of the 363 Transaction, Chrysler Group LLC issued membership interests to the VEBA Trust, Fiat, U.S. Treasury, and Canada CH Investment Corporation, a wholly-owned subsidiary of the Canada Development Investment Corporation, a Canadian federal Crown corporation, or Canadian Government, in exchange for capital contributions and in consideration of the transactions contemplated by the Master Transaction Agreement. The VEBA Trust was established to provide for postretirement health care benefits under an agreement with the UAW. We refer in this prospectus to the economic and voting rights associated with our membership interests as ownership interests.

As a result of a series of transactions and events during 2011 and 2012 that were contemplated in Chrysler Group LLC’s governance documents and as a result of certain other agreements, our continuing members are now FNA LLC, which holds a 58.5 percent ownership interest in Chrysler Group, and the VEBA Trust, which holds the remaining 41.5 percent. Fiat, through FNA LLC, exercised its call option right to acquire three tranches of the VEBA Trust’s Class A Membership Interests in Chrysler Group, each of which represents approximately 3.3 percent of Chrysler Group’s outstanding equity, but those transactions have yet to be completed. Additional tranches totaling up to 6.6 percent of Chrysler Group’s outstanding equity may be exercised. See Description of Capital Stock —Stockholders’ Agreement —Transfer of Common Stock —VEBA Trust Call Option.

Through a series of transactions and events, FNA LLC became the primary beneficiary of Chrysler Group LLC on May 25, 2011 for accounting and financial reporting purposes. As a result, a new basis of accounting was created. As FNA LLC succeeded to substantially all of the business of Chrysler Group, and FNA LLC’s own operations before the succession were insignificant relative to Chrysler Group’s operations, FNA represents the successor to Chrysler Group for financial reporting purposes.

Prior to the effectiveness of this registration statement of which this prospectus is a part, the Company Conversion will be consummated. Refer to Our Structure and Company Conversion for additional information regarding the Company Conversion.

As a result of the Company Conversion, the members of Chrysler Group will become holders of shares of common stock of Chrysler Group Corporation. Shares of common stock of Chrysler Group Corporation are being offered by the prospectus that forms a part of this registration statement.

For financial reporting purposes, FNA is referred to as the Successor prior to the consummation of the Company Conversion discussed in Our Structure and Company Conversion. Subsequent to the consummation of the Company Conversion, Chrysler Group Corporation will assume FNA’s accounting basis for financial reporting purposes and will be the ultimate successor to Chrysler Group. Chrysler Group is referred to as Predecessor A and Old Carco is referred to as Predecessor B. See Selected Historical Consolidated Financial and Other Data.

Our Competitive Strengths

Our New and Refreshed Product Lineup

As part of our transformation, we have extensively renewed our product lineup with the introduction of over 25 new or significantly refreshed vehicles since we began operations in mid-2009. We characterize a vehicle as “new” if its platform is significantly different from the platform used in the prior model year and/or has had a full exterior renewal. We characterize a vehicle as “significantly refreshed” if it continues its previous platform but has extensive changes or upgrades from the prior model year. We believe our new and refreshed product lineup reflects a renewed commitment to designing and building a portfolio of vehicles in response to consumer demands for improved styling, driving experience, reliability, safety and fuel efficiency. We have increased our annual net research and development expenditures by over 50 percent to $2.3 billion in 2012 as compared to 2010, as part of our efforts to significantly revitalize our product lineup. However, we believe these total expenditures would have been significantly higher, with less assurance of success, had we not had access to Fiat technology and engaged in joint development activities.

We believe our product lineup demonstrates tangible improvements in quality which have helped drive increased sales. Driven by this improved product lineup, through October 31, 2013 we experienced 43 consecutive months of year-over-year U.S. sales gains. We also recorded the second highest retail share gain in the U.S. automotive market for the nine months ended September 30, 2013, exceeding the growth in U.S. automotive industry volumes. Our Jeep lineup continues to deliver strong sales results with its refreshed products and renewed brand equity. In 2012, Jeep set an all-time global sales record for the brand with total sales in excess of 700 thousand vehicles, representing a 19 percent increase over 2011. Our refreshed models of the Jeep Grand Cherokee (the most awarded SUV ever), Dodge Durango and Ram 1500, all use an 8-speed transmission, which is a segment exclusive for trucks. The 8-speed transmission, which is also used in the Chrysler 300 and the Dodge Charger, provides enhanced vehicle performance together with a smoother ride and a more than 10 percent improvement in fuel economy over most of its 5- and 6-speed predecessors. Also, the 2013 Ram 1500 is the first full-size pick-up to achieve an EPA rated fuel economy of 25 miles per gallon on the highway.

We are also enhancing our customers’ driving experience with our advanced powertrain technologies which improve fuel efficiency and performance. Our product portfolio is designed to meet increasingly stringent regulatory standards for fuel economy and emissions. The fuel economy of our entire fleet has increased by six percent from 2009 to 2012, with our passenger cars, on average, increasing nearly 11 percent in the same time period. For example, the all-new 2014 Jeep Cherokee, which we began shipping to dealers in late October 2013, contains the first application of the 3.2L downsized Pentastar V-6, the first 9-speed transmission in the segment and the first full four wheel drive disconnect in the industry for front wheel drive based platforms. This four wheel drive disconnect feature allows the vehicle to automatically switch to the more fuel-efficient front wheel drive mode. As a result, the all-new 2014 Jeep Cherokee provides an over 30 percent improvement in fuel economy over the Jeep Liberty, which it replaced. In addition, we intend to launch diesel versions of the Jeep Grand Cherokee in North America in late 2013 and Ram 1500 in North America in the first quarter of 2014.

Benefits from Established Fiat-Chrysler Alliance

The Fiat-Chrysler Alliance has been fundamental to our positive transformation, delivering a number of immediate and ongoing benefits while facilitating incremental efficiencies that position us for substantially greater long-term profitability. Our management structure leverages the expertise of Fiat and Chrysler Group personnel, which we believe provides us with a highly-qualified management team that has fostered collaboration between the two companies and enabled the continued exchange of best practices and strengths. Together with Fiat, we jointly develop certain new products and vehicle platforms, and we increasingly utilize common vehicle platforms, technologies and components to reduce the substantial costs associated with independent design and procurement. The convergence of our vehicle platforms with Fiat will enable us to optimize production capacity and manufacturing flexibility by allowing us to produce vehicles in various locations throughout the world. Additionally, it shortens the time-to-market and improves quality and reliability by using existing and/or commonly validated technology. Furthermore, Fiat’s leading capabilities in small cars complement our historic strength in large cars, SUVs and light-duty trucks, which have enabled us to broaden our product portfolio more rapidly and at a much lower total investment. We believe our joint engineering and development cooperation has resulted in cost savings for us and we expect more savings to be generated in the future from ever increasing integration and higher vehicle sales volumes. We have also been able to reduce costs through the integration of our purchasing function. Chrysler Group’s purchasing function realized minimal cost savings in 2010 and 2011. However, management estimates that increased procurement integration with Fiat contributed significantly to creating approximately $450 million in cost savings for Chrysler Group in 2012 which was slightly lower than envisioned by the Company’s 2010-2014 Business Plan.

We realize these substantial joint procurement savings opportunities, in large part, through leveraging the volume of goods and services purchased by Fiat and us on an annual basis. In 2012, our combined annual purchasing power with Fiat was approximately $96 billion. Furthermore, in 2012, we had approximately 55 percent of our suppliers in common with Fiat based on annual spend. We believe this synergy enables us to seek more competitive bids for new supply contracts, drive common solutions and achieve lower total cost. However, if Fiat decides not to expand the Fiat-Chrysler Alliance, future joint procurement opportunities may suffer. See Risk Factors —Risks Related to our Business —We depend on the Fiat-Chrysler Alliance to provide new vehicle platforms and powertrain technologies, additional scale, global distribution and management resources that are critical to our viability and success.

Significant Improvement in Operating Performance

Our progress in implementing our business plan delivered significantly improved operating and financial performance in line with the targets we set for ourselves and announced on November 4, 2009. Our Modified Operating Profit for the twelve months ended September 30, 2013 was approximately $2.8 billion, representing a margin of 4.1 percent, an improvement of 230 basis points from 2010. Our margins were 4.4 percent, 3.6 percent and 1.8 percent for 2012, 2011 on an unaudited pro forma basis and 2010, respectively. See —Summary Selected Historical Consolidated Financial and Other Data for a reconciliation of Net Income to Modified Operating Profit, Management’s Discussion and Analysis of Financial Condition and Results of Operations —Non-GAAP Financial Measures for a description and the calculation of Modified Operating Profit and Unaudited Pro Forma Condensed Consolidated Financial Information for additional information regarding the Unaudited Pro Forma Financial Information. This improvement is primarily due to our enhanced product portfolio, which has driven increased sales volumes and average retail transaction prices. As a result of implementing WCM, our manufacturing operations have achieved a 19 percent increase in first time vehicle assembly quality from the third quarter of 2009 to the third quarter of 2013. First time vehicle assembly quality is a measure of the number of defect free vehicles at the end of each of seven stages of production of a vehicle. Our first time vehicle assembly quality rate increased 2.6 percent from 2011 to 2012. Furthermore, we continue to benefit from the more flexible workforce cost structure achieved in cooperation with the UAW and Unifor (which resulted from the merger of the CAW and the Communications, Energy and Paperworkers Union in September 2013), which allows us to be more competitive with transplant automotive manufacturers.

We believe the enhancements to our product portfolio improve our competitive position and provide us an opportunity to strategically price our products in order to increase market share, while at the same time improving operating margins and reducing risk during periods of declining vehicle sales.

Well Positioned to Capitalize on Attractive U.S. Industry Fundamentals

The U.S. automotive market is in the midst of what many industry analysts expect to be a period of sustained recovery following industry sales reaching their low in 2009. Both macroeconomic factors, such as growth in per capita disposable income and improved consumer confidence, and automotive-specific factors, such as an increasing age of the vehicle population, increased availability and lower interest rates for new vehicle financing and higher average used vehicle prices, have contributed to the recovery. With vehicle sales in North America accounting for approximately 90 percent of our vehicle sales for the first nine months of 2013 and full year 2012, we are exposed to any deterioration in the market for vehicle sales in North America, although we expect to benefit from continued growth that we anticipate in the U.S. automotive market. See Risk Factors —Risks Related to our Business —Economic weakness, including elevated unemployment levels, has at times adversely affected our business, particularly in our principal market, North America. If economic conditions do not continue to improve, or if they weaken, or if unemployment levels do not improve at the same pace as general economic conditions, our results of operations could be negatively affected. Additionally, North American demand for vehicles has steadily increased from 2010; however, that increase may be partially attributable to the average age of vehicles on the road following the sustained downturn from 2007 to 2010 and historically low industry sales in 2011. To the extent the increase in vehicle demand is attributable to pent-up demand rather than overall economic growth, future vehicle sales may lag behind improvements in general economic conditions or employment levels and Management’s Discussion and Analysis of Financial Condition and Results of Operations —Trends, Uncertainties and Opportunities —Rate of U.S. Economic Recovery.

We believe our strong position in pick-up trucks, which represented approximately 17 percent of our U.S. vehicle sales in 2012 and 19 percent of our U.S. vehicle sales in the first nine months of 2013, will continue to drive incremental growth. The refreshed Ram product lineup has increased market share and sales each year since 2010, and we expect to capture additional growth as the U.S. housing market improves, which tends to drive demand for trucks. Further, Jeep is a globally recognized brand focused on the SUV market. In each of 2010, 2011 and 2012, sales of Jeep vehicles have grown at rates higher than the industry averages in many markets throughout the world where Jeep vehicles are sold. We expect this brand to continue to grow with the introduction of the all-new 2014 Jeep Cherokee as well as a B-segment SUV to be launched in 2014. The Dodge and Chrysler brands’ return to the compact and mid-size sedan segments, respectively, with competitive products also represents an opportunity for us to drive future growth while continuing to occupy a strong position in the minivan segment.

Revitalized, Profitable and Consolidated Dealership Network

We maintain a strong network of dealers throughout North America and in select markets internationally. As part of the 363 Transaction, we optimized our U.S. distribution network by reducing the number of Chrysler, Jeep, Dodge and Ram dealers in our U.S. dealer network by approximately 28 percent. These reductions have enabled our U.S. dealer network to deliver a superior customer experience at increased volumes through enhanced customer service and updated stores. Since we began operations in mid-2009, our U.S. Chrysler, Jeep, Dodge and Ram dealers have invested or committed to invest over $750 million as of September 30, 2013 in new and renovated facilities to revitalize their image and improve the customer experience. As of September 30, 2013, approximately 90 percent of our U.S. dealers reported to us that they were profitable. This represents a substantial increase from 2009 when only 70 percent were profitable. Together with the much improved product offerings, we believe this increase in profitability is in part due to the optimization of our dealer networks and consolidation of our Chrysler, Jeep, Dodge and Ram brands under one roof, which 91 percent of our U.S. Chrysler, Jeep, Dodge and Ram dealers had done as of September 30, 2013. The benefits of consolidation for our dealers include increased profit potential and franchise value and improved owner/operator investment returns. At the same time, we achieve higher throughput, enhanced profits and the marketing benefits of more attractive dealer showrooms.

Strategically Important Aftermarket Parts, Service and Customer Care

Under the Mopar brand name, we sell a comprehensive line of aftermarket parts and provide service and customer care, which we believe enhances customer loyalty. We believe that our customers’ future vehicle buying decisions and brand loyalty are significantly influenced by their experience with post-sale service, replacement parts and accessories. Together with Fiat, we continue to employ Mopar’s capabilities on a global basis to ensure the coordinated development and sale of common parts, diagnostic equipment and service tools. There are currently over 70 million Chrysler Group and Fiat vehicles on the road worldwide, with over 13 million Chrysler, Jeep, Dodge, Ram and Fiat vehicles under nine years old currently being operated in the U.S. that provide a strong base for the demand of our Mopar parts and service contracts. We currently offer Mopar service contracts throughout North America, the Middle East, Southeast Asia, East Asia, South Africa and Australia. We are in the process of expanding our sale of Mopar service contracts throughout the world. Mopar currently oversees 50 parts distribution centers supporting both Chrysler Group and Fiat operations, including an extensive footprint of 20 parts distribution centers in North America.

Strong Leadership Team and Reinvigorated Corporate Culture

Our core management team was formed by drawing experienced leaders from both Chrysler and Fiat. We are led by Sergio Marchionne, who serves as our Chairman and Chief Executive Officer and Fiat’s CEO. Mr. Marchionne joined Fiat’s board of directors in 2003, became CEO of Fiat in 2004 and CEO of Fiat Group Automobiles S.p.A. in 2005, spearheading Fiat’s return to profitability in the first year of his leadership. During his time at Fiat, Mr. Marchionne has led a number of new product launches, overseeing a leadership team that has improved vehicle quality, reduced the reliance on sales incentives and improved manufacturing efficiency, while navigating Fiat through significant challenges, including recent declines in automobile sales in Europe, including in Fiat’s home market in Italy. For instance, under Mr. Marchionne’s leadership, in 2007, Fiat launched a new version of the Fiat Cinquecento (500), which won the prestigious European Car of the Year award in 2008. We believe this experience is particularly valuable as we focus efforts on developing vehicles in the mini and small car segments. Since we began operations in mid-2009, and under the leadership of Mr. Marchionne, we believe we have transformed our corporate culture by reinforcing certain key principles and behaviors, including developing individual leaders, empowering decision-making, encouraging competition and fostering meritocracy. We believe these changes have meaningfully enhanced the speed of decision-making and improved our customer focus particularly in light of the flatter management structure implemented by Mr. Marchionne. In addition, we believe we have implemented numerous management process improvements that have facilitated greater collaboration both within Chrysler Group, as well as with Fiat and our dealers and suppliers. Our Chief Executive Officer, along with our Chief Financial Officer and certain of our brand and industrial group heads, serve on the Fiat executive management committee (the Group Executive Council, or GEC) formed to oversee and enhance the operational integration of all Fiat interests, including Chrysler Group. Drawing leaders from both Chrysler Group and Fiat, we believe the GEC has helped both parties to maximize the benefits of the Fiat-Chrysler Alliance. Nonetheless, we continue to independently govern our business decisions to enhance our value under the oversight of our board of directors. However, we do not have a specified allocation of required time and attention for Mr. Marchionne, our Chief Financial Officer or certain other members of management. For a discussion of certain risks and potential conflicts related to our leadership team, see Risk Factors —Risks Related to our Business —Certain of our executive officers and employees serve in similar roles for Fiat, which may result in conflicts of interest for our management and Description of Capital Stock —Limitation of Liability and Indemnification of Directors and Officers.

Our 2010-2014 Business Plan

We have continued to progress against the 2010-2014 Business Plan and related performance targets we announced on November 4, 2009 for the 2010 through 2014 period. We have implemented a number of the initiatives highlighted in the 2010-2014 Business Plan that were designed to bring significant improvements to our business, including investing in our brands and new product development, leveraging the Fiat-Chrysler Alliance, improving supply chain management, optimizing our dealer network and building a workforce culture of high performance. Our business plan includes targets for vehicle sales and market share growth, profitability improvements and increased liquidity.

Specifically, we have focused on implementing the 2010-2014 Business Plan by:

•	rejuvenating our product lineup with the launch of more than 25 new or significantly refreshed vehicles since we began operations in mid-2009, each of which possesses individualized characteristics that are more closely aligned with our newly refined brands;

•	collaborating with Fiat on common vehicle platforms and technologies in order to produce desirable vehicles with improved quality and fuel economy at a lower overall cost, such as the Dodge Dart that we launched for retail sale in 2012, the all-new Fiat 500L that launched earlier in 2013 and the all-new 2014 Jeep Cherokee, which we began shipping to dealers in late October 2013;

•	introducing innovative, industry-leading technology such as the 8-speed transmission, which, when combined with our award-winning Pentastar V-6 engine, improves performance and affords best-in-class highway fuel economy for our new Ram 1500, Chrysler 300, Jeep Grand Cherokee, Dodge Durango and Dodge Charger;

•	optimizing the global distribution of both Chrysler Group and Fiat vehicles by transitioning our sales and distribution operations within Europe to Fiat, by taking the final steps to rationalize our U.S. dealer network, and by initiating other opportunities to combine aspects of our respective sales channels;

•	systemizing and improving our procurement, manufacturing, quality and supply chain functions; and

•	continuing to refine our management organization to speed decision-making and to capitalize on the benefits of the Fiat-Chrysler Alliance.

In addition, we have improved the availability of competitive financing sources to our dealers and retail customers. We began on that path when we partnered with Ally in 2009, and expanded and improved upon our offerings to dealers and consumers beginning in May 2013, with the launch of the SCUSA Agreement, under which SCUSA will provide a wide range of wholesale and retail financing services to our dealers and consumers under the Chrysler Capital brand name. We will also maintain the supplemental sources of financing we have established with other providers. The results of these and other actions taken in connection with the 2010-2014 Business Plan are described more fully under —Chrysler Group Overview —Dealer and Customer Financing, below.

Our Strategy

Broaden Our Product Portfolio

We intend to continue to broaden our product portfolio to better address consumer demands in segments in which we are currently underrepresented, such as small and compact vehicles and mid-size commercial vans. We plan to launch products that reflect our focus on improved styling, driving experience, quality, reliability, safety and fuel economy. We expect our sales of smaller vehicles with smaller engines, particularly 4-cylinder engines, to substantially increase and sales of vehicles with larger displacement engines as a portion of our total sales to start to decline over time. Our strategy aims to meet consumer needs as well as to comply with increasingly stringent fuel economy regulations. With the Dodge Dart we re-entered the compact sedan segment, adding a Fiat-designed powertrain delivering an EPA-rated fuel economy of up to 41 highway miles per gallon. Further, we are investing heavily in alternative fuel powertrains to ensure we have a complete product lineup to satisfy consumer and regulatory demands. As part of the Fiat-Chrysler Alliance, we have exclusive distribution rights for Alfa Romeo brand vehicles and service parts in North America. In 2011, we began distributing Alfa Romeo vehicles and service parts in Mexico, and we expect to sell Alfa Romeo vehicles in the U.S. and Canada, which will represent our entry into the premium vehicle market.

Continue to Improve Our Product Quality

While our total quality metrics have improved since we began operations, we are committed to continually improving quality. We have invested over $100 million in new quality tools since we began operations in mid-2009. In 2012, we invested approximately $31 million in new quality tools. Due to improved reliability, our U.S. warranty claim rate, which we measure by conditions per 1,000 vehicles for vehicles that have been in service for three months, has fallen by over 21 percent from the time we began operations in mid-2009 to September 2013. This measurement considers the number of claims made per 1,000 vehicles and is a non-financial metric used by management to gauge customer sentiments on vehicle quality and satisfaction. We plan to increase the volume of vehicles from global architectures common with Fiat to more than 44 percent of our total volumes in 2016, which will enable us to concentrate our product portfolio on a base of strong and validated existing technology, which we believe will further reduce warranty claims and drive improvements in quality metrics. In 2012, six percent of our total volumes were from common global architectures. Our WCM initiatives will remain an important part of quality improvement, as WCM initiatives allow us to detect and repair defects more easily. We currently have four manufacturing facilities that have achieved Bronze-level WCM certification and anticipate as many as 20 manufacturing facilities reaching that level or higher in 2015. WCM certifications are awarded by WCM Association, a non-profit organization dedicated to developing superior manufacturing standards. The Bronze-level WCM certification is awarded after earning a specified level in 10 technical and 10 managerial criteria by demonstrating clear WCM mastery and competence in external evaluations.

Our customer surveys indicate that these improvements have already increased Chrysler Group vehicle owners’ satisfaction with our products and their willingness to recommend our brands to their friends and families. In addition, many of our vehicles have ranked near the top of third-party surveys of consumer satisfaction. We are committed to continuing to invest in a portfolio of technologies and processes to further enhance the quality of our products.

Further Develop Our Differentiated Brands

In mid-2009, we began a multi-year campaign to strengthen and differentiate our Chrysler, Jeep and Dodge brands, to develop Ram as a separate brand, to utilize SRT as a performance vehicle designation and to reintroduce the Fiat brand in the U.S. and Canadian markets. Additionally, we expect to sell Alfa Romeo brand vehicles in the U.S. and Canada to offer a premium branded product. We will seek to differentiate our brands by continuing to refine unique brand attributes, developing differentiated products at appropriate price points that reflect those attributes and investing in targeted marketing efforts to communicate those attributes to consumers. This strategy is already improving our financial performance through increased sales and decreased dependence on sales incentives.

By more clearly differentiating our brands and designing vehicles with a sharp focus on a particular brand’s identity, we believe we will more effectively penetrate each brand’s target markets while limiting harmful competition in the marketplace among our brands and products. We are also implementing a strategy to refine the position of each brand and to expand our overall footprint so that our vehicles will appeal to a broader range of consumer segments and better resonate with our target consumer groups.

Enhance Our Product Technology

In order to achieve future regulatory emissions, fuel economy and safety requirements and satisfy consumer demand for driving performance, enhanced technologies and connectivity, we will continue to invest in new and differentiated technology. Our technology strategy is a key element in our ability to increase average retail transaction prices and enhance our overall profitability. As we increase the value proposition of our products through enhanced styling and the appropriate level of content and technology sought by consumers, we expect our average selling prices and margins will continue to increase.

We are focused on delivering improved fuel efficiency and reduced emissions through smaller and optimized engines. Our engine mix is intentionally moving toward smaller, 4-cylinder engines. In 2012, 26 percent of our vehicles incorporated a 4-cylinder engine, as compared to 24 percent in 2011 and 19 percent in 2010. For the Fiat 500, we manufacture the FIRE engine, which added a fuel-efficient small engine to our portfolio. We continue to invest in improving the rest of our engine lineup, including our highly awarded Pentastar V-6 engine, which features a lightweight aluminum block with variable valve timing that improves fuel efficiency over its pre-2010 predecessor engines. We are also investing in alternative fuel powertrains to ensure we are able to provide a broad range of vehicles that are fuel efficient with low emissions and operating costs. In late 2013, we plan to introduce a Jeep Grand Cherokee powered by a diesel engine in North America. We also intend to introduce a diesel engine in North America in a Ram 1500 in the first quarter of 2014. We expect that both applications will deliver best-in-class highway fuel economy and driving range with the lowest CO2 emissions in the respective segments. We are producing vehicles that utilize compressed natural gas and are exploring use of other alternative fuel sources. Ram is the only brand in North America to offer a factory-built pick-up truck powered by compressed natural gas.

We are developing technologies to improve the fuel economy and driving performance of our vehicles through the use of advanced transmissions and axles. We are the first domestic automaker to offer 8-speed transmissions in the non-luxury full-size sedan, SUV and truck segments, and to offer 9-speed transmissions in any segment. The 8-speed transmission reduces fuel consumption by up to 12 percent over most of our current 5- and 6-speed transmissions. The 8-speed transmission was introduced in 2011 in the Chrysler 300 and Dodge Charger and in 2013 in the Jeep Grand Cherokee, Dodge Durango and Ram 1500, and we ultimately plan to use the 8-speed transmission in all of our rear-wheel drive vehicles except the heavy-duty version of the Ram truck and the all-new

SRT Viper. The 9-speed front-wheel drive transmission was introduced in 2013 in the all-new 2014 Jeep Cherokee, which we began shipping to dealers in late October 2013. We plan to use the transmission in other future vehicles.

To fulfill consumer demand for increasingly advanced integrated consumer technology and connectivity in our vehicles, we are investing in new product offerings. Our most recent introduction is our third generation flexible Uconnect system, known as Uconnect Access, which provides our customers access to traditional broadcast media, digital radio, satellite broadcasts, personal content and rear seat entertainment, navigation services, traffic and travel data and hands-free communications. The system builds upon our second generation product that was awarded the Edmunds.com Breakthrough Technology Award for 2012 for its use in the Dodge Charger. Uconnect Access is being incorporated into the new Ram 1500, the all-new SRT Viper and the new Jeep Grand Cherokee and is designed to be leveraged across our entire vehicle lineup and easily upgraded in the future. This platform can be personalized to serve the needs of consumers with varying degrees of technical needs and can be loaded with Chrysler Group-certified applications similar to those on smartphones and tablets. We were the first in the industry to migrate the content of owner’s manuals onto smartphone apps, which improved electronic information accessibility for customers and reduced environmental impact by reducing paper printing. We also incorporated the first cloud-based voice texting services offered by a domestic automaker. Uconnect Access received the first ever “Technology of the Year” award from AOL Autos.

Continue to Leverage the Fiat-Chrysler Alliance to Improve our Operating Efficiency

The Fiat-Chrysler Alliance provides us with a number of short and long-term benefits, including access to new vehicle platforms and powertrain technologies, particularly in smaller, more fuel-efficient segments where we have historically been underrepresented. For instance, we have focused our efforts on entering the mini and small vehicle market, or A- and B-segments, with the launch of the Fiat 500 and the all-new Fiat 500L. In addition, we continue to be focused on the commercial vehicle consumer and in the third quarter of 2013, we launched production of the all-new Ram ProMaster, our all-new full-size commercial van. The all-new Ram ProMaster will put us into the expanding, purpose-built, full-size van segment with best-in-class fuel economy, cargo capacity and payload. Coming from a strong background of commercial vehicles produced by Fiat Professional, the all-new Ram ProMaster is based on the Fiat Professional Ducato light commercial vehicle, which has been in production for over 30 years.

Increased use of common vehicle platforms, systems and components, along with further manufacturing, procurement, tooling and engineering operational integrations, are expected to continue to deliver substantial cost reductions. By sharing platforms, we and Fiat not only save on development costs (which may be as much as $300 million for a new platform), but we will also be able to provide contract manufacturing services to one another more easily, potentially further improving manufacturing capacity utilization rates and enabling us to reduce capital investments in new manufacturing capacity. We intend to use the CUSW and the Small Wide platforms, each co-developed with Fiat, on almost all of our future B-, C- and D-segment (small, compact and mid-size) vehicles. We plan to reduce the total number of passenger car and SUV vehicle platforms from 11 in 2010 to nine by the end of 2014, three of which we will share with Fiat, while increasing the number of vehicle segments addressed with these platforms from four to six, which we expect will result in significant growth in our average models per architecture and the aggregate volume per architecture. We also plan to continue leveraging our combined purchasing power with Fiat to yield preferred pricing and supply terms, as well as gain access to the latest technology and innovations.

Because we depend on the Fiat-Chrysler Alliance, we may be exposed to decisions by our alliance partner, Fiat, that are adverse to our interests. Fiat has stated that it believes a publicly-traded Chrysler Group will prevent or delay the full realization of the benefits of the Fiat-Chrysler Alliance, and it has informed us that it is evaluating the various potential impacts that our initial public offering may have on its views of the Fiat-Chrysler Alliance, and whether or not to continue expanding the Fiat-Chrysler Alliance. See Risk Factors —Risks Related to our Business —Fiat has indicated that following this offering it may not continue expansion of the Fiat-Chrysler Alliance beyond Fiat’s existing contractual commitments, which could have a material adverse effect on our business, financial condition and results of operations.

Expand our Sales in Markets Outside North America

We will continue to partner with Fiat to efficiently distribute our products internationally where Fiat has a stronger presence than us or has existing relationships with dealers and distributors. Leveraging Fiat’s distribution network reduces the investment and time required if we were to develop the opportunities on our own. In certain markets outside North America, Fiat will distribute vehicles, either under our brands or rebadged under Fiat brands. We are also exploring opportunities for the expansion of the sale of our vehicles and service parts in key emerging markets, such as China, Brazil and India. Our longer-term strategy includes further leveraging of Fiat’s distribution and manufacturing capacity in these markets to establish or expand local manufacturing and further expand distribution activities in these markets. However, our ability to do so depends on Fiat’s willingness to make such assets and resources available to us in these markets, as well as our ability to overcome our lack of experience operating in these markets and to address specific challenges in these markets, such as decisions by Brazil and Argentina to terminate their respective free trade agreements with Mexico and impose import quotas, lower local demand and slowing economic growth in each country. See Risk Factors —Risk Related to our Business —Meeting our objective of increasing our vehicle sales outside North America is largely dependent upon access to Fiat’s network of distribution arrangements, manufacturing capacity and local alliance partners and —We may not be successful in increasing our vehicle sales outside of North America, and if we do increase our vehicle sales outside of North America we will be exposed to additional risks of operating in different regions and countries.

Drive Additional Growth with the Support of SCUSA

In February 2013, we entered into the SCUSA Agreement. The new financing arrangement launched on May 1, 2013. Under the arrangement, SCUSA provides a wide range of wholesale and retail financing services to our dealers and retail customers, under the Chrysler Capital brand name. We believe that this strategy provides enhanced access to all levels of financing for our dealers and retail customers. We believe SCUSA provides access to competitive financing alternatives with limited capital exposure by delivering seamless dealer and customer financing capabilities, based on low cost funding, without the substantial capital commitments that would be required for us to establish our own captive finance company. Furthermore, SCUSA manages the credit risks and bears the risk of loss on loans contemplated by the SCUSA Agreement. The parties share in any residual gains and losses in respect of consumer leases, subject to specific provisions in the SCUSA Agreement, including limitations on our participation in gains and losses. SCUSA has committed to certain revenue sharing arrangements, as well as to consider future revenue sharing opportunities. We believe our arrangement with SCUSA allows us to address some of the detriments associated with our lack of a captive finance company, which most of our competitors have and therefore may allow our competitors to directly manage financing programs and maximize profitability for them and their financing companies on an aggregate basis.

In September 2013, Ally, our previous financing partner, filed a lawsuit against SCUSA alleging breaches of copyright and misappropriation of trade secrets in connection with SCUSA’s provision of financing solutions to our dealers and their customers under its arrangement with us. See Risk Factors —Risks Related to our Business —Availability of adequate financing on competitive terms for our dealers and consumers is critical to our success. Our lack of a captive finance company could place us at a competitive disadvantage to other automakers that may be able to offer consumers and dealers financing and leasing on better terms than our customers and dealers are able to obtain. In lieu of a captive finance company, we will depend on our relationship with SCUSA to supply a significant percentage of this financing, and we continue to depend on our former partner, Ally, as we transition to the new SCUSA relationship.

Fiat-Chrysler Alliance

Fiat is the parent company of one of Italy’s largest industrial groups and one of the early founders of the European automotive industry. It is a publicly traded company, the shares of which are listed on the Borsa Italiana and several other European stock exchanges. Fiat has historically operated a wide range of businesses in the automotive, industrial and finance sectors. Following a corporate demerger transaction that became effective on January 1, 2011, Fiat’s primary business is the design, engineering, manufacture and sale of automobiles, automobile-related components and production systems through its subsidiaries, including Fiat Group Automobiles, Ferrari, Maserati, Magneti Marelli, Teksid and Comau. Fiat vehicles are sold primarily in Europe and South America, particularly in Brazil.

Under the master industrial agreement and related ancillary agreements, Chrysler Group and Fiat formed the Fiat-Chrysler Alliance under which the parties are collaborating on a number of fronts, including product and platform sharing and development, global distribution, procurement, information technology infrastructure, management services and process improvement. Collaborative initiatives between us and Fiat include:

•	Product and Platform Sharing —We are benefiting from Fiat’s vehicle architectures and expertise to develop products that compete in mini, small, compact and mid-sized (A-, B-, C- and D- segment) vehicle markets, as well as commercial vans, while Fiat is using our vehicle architectures and expertise to develop products that compete in the mid to large-size (D- and E- segment) vehicle markets. Similarly, we are co-developing and sharing platforms with Fiat to save on the cost of development and parts, to improve our quality and time to market, and to simplify our manufacturing processes. In 2012, we launched the Dodge Dart, the first vehicle based upon the CUSW platform we co-developed with Fiat. We intend to use the CUSW and the Small Wide platforms on almost all of our future B-, C- and D-segment vehicles.

•	Shared Technology —Through the Fiat-Chrysler Alliance, we have introduced certain Fiat automotive technologies into our products, such as Fiat’s FIRE engine, that incorporates Fiat’s fuel-saving MultiAir technology. Such access has permitted us to save on the significant investment of capital and time to develop such technology on our own, and minimizes the risk that the newly-implemented technology may not be effective. We currently plan to launch a version of the Dodge Dart that incorporates the next generation Fiat technology, MultiAir II. We anticipate using Fiat’s diesel engines and related technology for diesel versions of the Jeep Grand Cherokee in late 2013 and Ram 1500 in the first quarter of 2014 to be distributed in North America, while Fiat has the opportunity to use our Pentastar V-6 engine for its larger vehicles.

•	Global Distribution —We have broadened our opportunities to sell vehicles and service parts outside of North America through Fiat’s longstanding presence and established distribution networks in Europe and South America. At the same time, our extensive manufacturing, distribution, and logistics capabilities in North America are providing us the opportunity to generate additional revenues as a distributor and contract manufacturer for Fiat and a distributor of Alfa Romeo brand vehicles and service parts in Mexico. We also purchase vehicles contract manufactured by Fiat in Europe for sale in North America.

•	Procurement —We have established joint purchasing programs with Fiat that are designed to yield short- and long-term savings and efficiencies, primarily through negotiations with common suppliers, as well as the use of shared parts and components and leveraging volume bundling opportunities.

•	World Class Manufacturing —We have introduced Fiat’s WCM into all of our assembly, powertrain and stamping facilities. WCM targets the elimination of waste of all types, and ultimately enhances worker efficiency, productivity, safety and vehicle quality. In 2012, four of our manufacturing facilities received Bronze-level WCM certification, and we are now beginning to introduce WCM principles in our suppliers’ operations.

•

Information and Communication Technology —We are continuing to align our information and communication technology systems and related business processes with Fiat’s systems and processes throughout our industrial, commercial and corporate administrative functions in order to facilitate our collaboration with Fiat, and to support our drive toward common global systems. As part of this alignment, we are adopting and implementing upgraded engineering software tools, as well as finance and procurement systems currently in use at Fiat, which we believe mitigates some of the risks typically encountered in implementing new information technology systems.

These initiatives, which build upon the parties’ respective strengths, are conducted pursuant to various commercial arrangements we have with Fiat, described above in more detail under Management’s Discussion and Analysis of Financial Condition and Results of Operations and Certain Relationships and Related Party Transactions —Transactions with Fiat under the Fiat-Chrysler Alliance, below.

There is little, if any, competitive product overlap between Chrysler Group and Fiat. Although we and Fiat are sharing certain products and platforms as described above, we are minimizing competitive overlap in those markets in which we are both active through product and brand differentiation; for example, through different styling, powertrain configurations, accessories and marketing themes, as well as by targeting different consumer segments and vehicle price points. Notwithstanding the limited competitive overlap and the closeness of the Fiat-Chrysler Alliance, we may have potential conflicts of interest with Fiat in a number of areas, including conflicts that may arise in the performance or renewal of contractual arrangements that implement or extend the Fiat-Chrysler Alliance. We also benefit from the significant management experience of Fiat’s leadership team, and these individuals may still owe duties to Fiat. For further discussion of these potential conflicts of interest with Fiat, see Risk Factors —Risks Related to our Business —Certain of our executive officers and employees serve in similar roles for Fiat, which may result in conflicts of interest for our management.

In addition, as indicated above, our Chief Executive Officer and Chief Financial Officer serve in those same roles for Fiat. Our Chief Executive Officer, Chief Financial Officer and certain of our other executive officers and employees serve on the GEC, formed to oversee the management and integration of all Fiat interests, including its interest in Chrysler Group. We believe that this facilitates the Fiat-Chrysler Alliance partners’ ability to coordinate their respective product and brand development plans and utilize their respective manufacturing capacity and capital resources more efficiently. Nevertheless, the dual roles of our Chief Executive Officer and Chief Financial Officer could give rise to potential conflicts of interest under the Fiat-Chrysler Alliance. While Mr. Marchionne receives compensation as a Company director, he does not receive any salary compensation from us for serving as our Chief Executive Officer, Chief Operating Officer and President. For a discussion of potential conflicts of interest under the Fiat-Chrysler Alliance, see Risk Factors —Risks Related to our Business —Certain of our executive officers and employees serve in similar roles for Fiat, which may result in conflicts of interest for our management.

Chrysler Group LLC’s governance documents include, and immediately prior to the effectiveness of the registration statement of which this prospectus is a part, our Stockholders’ Agreement and by-laws will include, a number of provisions that provide governance protections to minimize the risks to us from potential conflicts with Fiat. Such provisions require that all related party transactions with Fiat or its affiliates be reviewed to ensure the reasonableness of commercial terms, and that any agreement in excess of a designated threshold be approved by a majority of the disinterested members of the Board. They also require the Board to include a minimum of three directors who meet the requirements for independence under the listing rules of the NYSE, and who are independent of the member or stockholder designating such director. For a description of these provisions, see Management —Corporate Governance —Management of the Company —Board of Directors and Nominee, Certain Relationships and Related Party Transactions —Transactions with Fiat under the Fiat-Chrysler Alliance and Certain Relationships and Related Party Transactions —Director Independence.

Products

A key component of our strategic plan is to create a portfolio of products that will appeal to a wide range of consumers. In order to optimize the mix of products we design, manufacture and sell, we consider a number of factors, including:

•	consumer tastes, trends and preferences;

•	demographic trends, such as age of population and rate of family formation;

•	economic factors that affect preferences for luxury, affordability and fuel efficiency;

•	competitive environment, in terms of quantity and quality of competitors’ vehicles offered within a particular segment;

•	our brand portfolio, as each of our brands targets a different group of consumers;

•	consumer preferences for certain vehicle types based on geographic region; and

•	technology, manufacturing capacity, regulatory requirements and other factors that impact our product development.

We also consider these factors in developing a mix of vehicles within each brand, with an additional focus on ensuring that the vehicles we develop further our brand strategy.

As we acknowledged in our 2010-2014 Business Plan, our success rests largely on better balancing our portfolio to appeal to a broader, more global audience. We took significant steps to address our offerings in 2010 and 2011, when, over an eighteen-month period, we successfully re-designed and launched 16 vehicles with improved content and performance at a greater value. Among those launches was the new and widely acclaimed Jeep Grand Cherokee, which we then leveraged to develop and launch the three-row Dodge Durango to better accommodate families. We also expanded our reach to include smaller vehicles with the manufacture and sale of the Fiat 500.

In 2012, we continued to augment our smaller vehicle offerings with the launch of our first C-sedan, the Dodge Dart. The Dodge Dart is the first vehicle to utilize the CUSW platform that we co-developed with Fiat. The Dart also incorporates several Fiat and Chrysler Group fuel-saving technologies. See —Research, Development and Intellectual Property, below. Also in 2012, we launched the significantly refreshed Ram 1500 pick-up truck, the most fuel-efficient truck in its class, featuring an 8-speed transmission and our newly launched telematics system. The new Ram 1500 received the Motor Trend “Truck of the Year” designation and was selected as the North American International Auto Show “Truck/Utility of the Year.” We broadened the reach of the Fiat brand in North America with the launch of an Abarth version of the Fiat 500, as well as the production launch of a fully electrified version of the Fiat 500, driven by a powertrain based on our electrification technology. Finally, we re-opened our Conner Avenue assembly plant in Detroit, Michigan to begin production of the all-new SRT Viper.

In 2013, we continue to expand our lineup and refresh existing models. We launched a mid-cycle upgrade of the new Jeep Grand Cherokee and our heavy-duty Ram trucks in the first quarter. The Jeep Grand Cherokee upgrade included adaptation of the all-new 8-speed automatic transmission and Uconnect Access. The heavy-duty Ram had major improvements to the chassis to enhance towing and load capability along with the upgraded interior shared with the light-duty Ram.

In June 2013, we started production of the all-new 2014 Jeep Cherokee, which we began shipping to dealers in late October 2013, based on the new jointly-developed CUSW platform. Further expanding the breadth of our product portfolio, we began production of the all-new ProMaster commercial van as part of our Ram lineup in June 2013. The van, based upon the Fiat Ducato, is being built in our new plant in Saltillo, Mexico. We also introduced the all-new Fiat 500L, a B-segment multi-purpose vehicle. By the end of 2014, we expect that a substantial portion of our lineup would consist of vehicles based on new vehicle platforms, many of which will be platforms derived from Fiat-based platforms.

Partnering with Fiat, we plan to sell diesel versions of the Jeep Grand Cherokee in late 2013 and Ram 1500 in the first quarter of 2014 that utilize Fiat engine technology in North America. We have already utilized this technology to develop diesel versions of the Jeep Wrangler, Fiat Freemont, Lancia Thema and Lancia Grand Voyager for retail sale in Europe.

In addition, we are producing Lancia versions of certain Chrysler-brand vehicles for Fiat to sell in Europe, and Fiat is selling a version of our Dodge Journey as a Fiat Freemont in several markets outside North America. In 2014, we expect to participate in an arrangement with Fiat to build a Jeep vehicle in China to be sold only in China. See Risk Factors —Risks Related to our Business —Meeting our objective of increasing our vehicle sales outside North America is largely dependent upon access to Fiat’s network of distribution arrangements, manufacturing capacity and local alliance partners.

Brands

We believe that we can continue to increase our vehicle sales, and reduce our reliance on sales incentives to dealers and retail consumers, by building the value of our Chrysler, Jeep, Dodge and Ram brands, as well as the SRT performance vehicle designation, all of which have a strong heritage and wide recognition among consumers. We are also building our momentum in North America with respect to the Fiat brand, which enjoys similar recognition in other parts of the world.

Continuing our multi-year campaigns to clearly define each of our brands’ identities, we have launched several advertising campaigns that have received industry accolades. We are also building value by introducing new vehicles with individualized characteristics that are more closely aligned with each of our brands’ unique identity. In 2012, we focused heavily on the globalization of the Jeep brand through advertising and sponsorships. Jeep worldwide sales set an all-time record in 2012 of approximately 702,000 vehicles, with significant growth outside of North America. We also developed significant campaigns to support the launch of the Dodge Dart and Ram 1500, and we strengthened the SRT designation with the launch of the widely-acclaimed all-new SRT Viper. Since the beginning of 2013, we have continued to invest in our brands and certain of our recently launched campaigns emphasize the historical ties of the Jeep brand to the U.S. military and the long-standing relationship of the Ram brand and the Future Farmers of America Organization.

Mopar

We sell Mopar-branded accessories and collision, repair, maintenance and performance parts for our vehicles primarily to our dealers and distributors. Through our dealer network, we also sell Mopar service contracts to retail consumers for extended vehicle maintenance and repair. We currently offer Mopar service contracts throughout North America, the Middle East, Southeast Asia, East Asia, South Africa and Australia. We are currently in the process of expanding our service contracts business throughout the world under the Mopar Vehicle Protection name. We believe that our customers’ future vehicle buying decisions are significantly influenced by their experience with post-sale service, replacement parts and accessories. We market Mopar as a standalone brand to increase the use of our products by, and improve the experience of, car enthusiasts and service providers who purchase replacement service parts and vehicle accessories. In 2012, the Mopar brand marked its 75th anniversary, and we broadened our traditional marketing of Mopar via special event sponsorships, branded accessories and special edition vehicles to also include more extensive use of digital and social media. We are also continuously improving the capabilities of http://www.mopar.com, which offers on-line shopping for Mopar service parts and accessories. In 2012, we experienced a 63 percent increase in unique visitors to the site over 2011.

Together with Fiat, we continue to employ Mopar’s operational capabilities on a global basis to ensure the coordinated development and sale of common parts, diagnostic equipment and service tools. Mopar currently oversees 50 parts distribution centers which support both Chrysler Group and Fiat operations, 20 of which are located in North America. As our utilization of common platforms and sales of shared vehicles grows, we expect Fiat to continue to leverage the Mopar brand to support its operations.

In the U.S., we have continued to build upon our initiative to improve our customer care experience at our dealers and to enhance revenue opportunities. In 2010, we had asked our U.S. dealers to extend their service hours to include Saturday and evening hours, and to market express oil change or other quick services using Mopar supplies. Approximately 80 percent of our U.S. dealers now offer Saturday service hours, and more than

40 percent provide an “express lane” or other quick service program. Dealers in our network have also hired several thousand additional service and technical advisors to support the vehicle maintenance and repair services of our dealers and other aftermarket service providers. Finally, in 2012, we launched the wiADVISOR, a tablet-based service reception tool for our dealers. To date, approximately 1,300 dealers in our U.S. network have adopted this technology in their service centers.

Vehicle Sales

The U.S. economy continues to gradually recover from the recession that began in late 2007 and became increasingly severe with the global credit crisis in 2008 and 2009. The weaker economic conditions led to a substantial industry-wide decline in vehicle sales in the U.S., which fell from 13.5 million vehicles in 2008 to 10.6 million vehicles in 2009. The impact of this downturn on our market share was particularly pronounced and sustained, partly as a result of constraints on Old Carco’s ability to make investments in the development of new and/or significantly refreshed vehicles. In addition, Old Carco’s vehicle sales were adversely affected by increased fuel prices beginning in 2008 due to the predominance of larger, less fuel-efficient vehicles in its product portfolio.

Subsequent to the 363 Transaction, we have taken a number of product development and improvement actions, as described under the captions —Products above, and —Research, Development and Intellectual Property below.

Our new vehicle sales represent sales of our vehicles from dealers and distributors to retail customers and fleet customers. Our vehicle sales also include the Fiat 500L, which Fiat began contract manufacturing for us in May 2013 for sale in North America. Sales of the Fiat 500L represent less than one percent of our total vehicle sales in both the three and nine months ended September 30, 2013. Beginning January 1, 2013, Chrysler Group vehicle sales in Mexico include Fiat-manufactured Fiat and Alfa Romeo vehicles. Prior to January 1, 2013, these vehicle sales were reported by Fiat (approximately one thousand vehicles and three thousand vehicles for the three and nine months ended September 30, 2012, respectively). Vehicles manufactured by Chrysler Group for other companies, including Fiat, are excluded from our new vehicle sales. The following summarizes our new vehicle sales by geographic market for the periods presented.

	Three Months Ended September 30,						Nine Months Ended September 30,
	2013 (1)(2)			2012 (1)(2)			2013 (1)(2)			2012 (1)(2)
	Chrysler Group	Industry	Percentage of Industry (3)	Chrysler Group	Industry	Percentage of Industry (3)	Chrysler Group	Industry	Percentage of Industry (3)	Chrysler Group	Industry	Percentage of Industry (3)
						(vehicles in thousands)
U. S.	449	4,024	11.2%	417	3,699	11.3%	1,357	11,980	11.3%	1,251	11,121	11.2%
Canada	68	476	14.3%	64	450	14.3%	207	1,377	15.1%	195	1,334	14.6%
Mexico	19	263	7.3%	22	249	8.7%	62	782	7.9%	62	727	8.5%

Total North America	536	4,763	11.3%	503	4,398	11.4%	1,626	14,139	11.5%	1,508	13,182	11.4%

Rest of World	67			53			183			153

Total Worldwide	603			556			1,809			1,661

(1)	Certain fleet sales that are accounted for as operating leases are included in vehicle sales.
(2)	The Company’s estimated industry and market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight and Ward’s Automotive.
(3)	Percentages are calculated based on the unrounded vehicle sales volumes for Chrysler Group and the industry.

	Years Ended December 31,
	2012 (1)(2)			2011 (1)(2)			2010 (1)(2)			2009 (1)(2)(3)			2008 (1)(2)
	Chrysler Group	Industry	Percentage of Industry (4)	Chrysler Group	Industry	Percentage of Industry (4)	Chrysler Group	Industry	Percentage of Industry (4)	Chrysler Group and Old Carco	Industry	Percentage of Industry (4)	Old Carco	Industry	Percentage of Industry (4)
							(vehicles in thousands)
U.S.	1,652	14,786	11.2%	1,369	13,041	10.5%	1,085	11,770	9.2%	931	10,603	8.8%	1,453	13,497	10.8%
Canada	244	1,714	14.2%	231	1,618	14.3%	205	1,581	13.0%	163	1,481	11.0%	223	1,672	13.3%
Mexico	88	1,024	8.6%	82	937	8.8%	79	846	9.3%	83	776	10.6%	116	1,069	10.9%

Total North America	1,984	17,524	11.3%	1,682	15,596	10.8%	1,369	14,197	9.6%	1,177	12,860	9.2%	1,792	16,238	11.0%
Rest of World	210	62,449	<1.0%	173	60,018	<1.0%	147	57,697	<1.0%	141	51,044	<1.0%	215	50,139	<1.0%

Total Worldwide	2,194	79,973	2.7%	1,855	75,614	2.5%	1,516	71,894	2.1%	1,318	63,904	2.1%	2,007	66,377	3.0%

(1)	Certain fleet sales that are accounted for as operating leases are included in vehicle sales.
(2)	The Company’s estimated industry and market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight and Ward’s Automotive.
(3)	For 2009, we have combined the vehicles sales of Old Carco and Chrysler Group. Vehicle sales in the U.S. were 426 thousand from January 1, 2009 to June 9, 2009 and 505 thousand from June 10, 2009 to December 31, 2009. Vehicle sales in Canada were 71 thousand from January 1, 2009 to June 9, 2009 and 92 thousand from June 10, 2009 to December 31, 2009. Vehicle sales in Mexico were 34 thousand from January 1, 2009 to June 9, 2009 and 49 thousand from June 10, 2009 to December 31, 2009. The balance of the international sales was 62 thousand from January 1, 2009 to June 9, 2009 and 79 thousand from June 10, 2009 to December 31, 2009.
(4)	Percentages are calculated based on the unrounded vehicle sales volumes for Chrysler Group, Old Carco and the industry.

See Note 21, Geographic Information, of our accompanying audited consolidated financial statements for information about our net revenues and long-lived assets by geographic area.

The following summarizes the total U.S. industry sales of new motor vehicles of domestic and foreign models and our relative competitive position for the periods presented. Vehicles manufactured by Chrysler Group for other companies, including Fiat, are excluded from our new vehicle sales.

	Three Months Ended September 30,						Nine Months Ended September 30,
	2013 (1)(2)			2012 (1)(2)			2013 (1)(2)			2012 (1)(2)
	Chrysler Group	Industry	Percentage of Industry (3)	Chrysler Group (4)	Industry (4)	Percentage of Industry (3)	Chrysler Group	Industry	Percentage of Industry (3)	Chrysler Group (4)	Industry (4)	Percentage of Industry (3)
						(vehicles in	thousands)
Cars
Small	27	764	3.6%	20	693	2.9%	90	2,262	4.0%	46	2,095	2.2%
Mid-size	44	704	6.2%	50	671	7.4%	177	2,176	8.1%	165	2,096	7.8%
Full-size	37	229	15.8%	30	206	14.8%	118	684	17.2%	117	666	17.6%
Sport	16	172	9.1%	16	170	9.1%	52	520	10.0%	50	522	9.6%

Total Cars	124	1,869	6.6%	116	1,740	6.7%	437	5,642	7.7%	378	5,379	7.0%
Minivans	63	146	43.4%	69	157	44.1%	182	432	42.2%	196	460	42.6%
Utility Vehicles	168	1,315	12.8%	155	1,167	13.3%	469	3,850	12.2%	458	3,416	13.4%
Pick-up Trucks	87	535	16.3%	70	475	15.0%	251	1,569	16.0%	201	1,376	14.6%
Van & Medium Duty Trucks	7	159	4.3%	7	160	3.5%	18	487	3.7%	18	490	3.8%

Total Vehicles	449	4,024	11.2%	417	3,699	11.3%	1,357	11,980	11.3%	1,251	11,121	11.2%

(1)	Certain fleet sales that are accounted for as operating leases are included in vehicle sales.
(2)	The Company’s estimated industry and market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight and Ward’s Automotive.
(3)	Percentages are calculated based on the unrounded vehicle sales volumes for Chrysler Group and the industry.
(4)	During 2013, certain segment classifications were modified. We have reclassified the 2012 vehicle sales to conform to the 2013 classifications.

	Years Ended December 31,
	2012 (1)(2)			2011 (1)(2)			2010 (1)(2)			2009 (1)(2)(3)			2008 (1)(2)
	Chrysler Group	Industry	Percentage of Industry (4)	Chrysler Group	Industry (5)	Percentage of Industry (4)	Chrysler Group	Industry (5)	Percentage of Industry (4)	Chrysler Group and Old Carco	Industry (5)	Percentage of Industry (4)	Old Carco	Industry (5)	Percentage of Industry (4)
							(vehicles in thousands)
Cars
Small	72	2,763	2.6%	52	2,263	2.3%	45	1,988	2.3%	36	1,978	1.8%	84	2,365	3.6%
Mid-size	210	2,722	7.7%	143	2,272	6.3%	82	2,082	4.0%	61	1,962	3.1%	106	2,417	4.4%
Full-size	153	877	17.5%	106	850	12.5%	113	892	12.6%	99	808	12.3%	167	1,141	14.6%
Sport	63	672	9.4%	53	554	9.6%	44	555	8.0%	32	564	5.7%	49	783	6.3%

Total Cars	498	7,034	7.1%	354	5,939	6.0%	284	5,517	5.2%	228	5,312	4.3%	406	6,706	6.1%
Minivans	253	598	42.3%	206	500	41.0%	216	476	45.3%	175	434	40.4%	242	614	39.5%
Utility Vehicles	600	4,618	13.0%	552	4,252	13.0%	372	3,738	10.0%	333	3,102	10.7%	518	3,663	14.1%
Pick-upTrucks	278	1,889	14.7%	244	1,774	13.8%	207	1,602	12.9%	184	1,383	13.3%	267	1,959	13.6%
Van & Medium Duty Trucks	23	647	3.6%	13	576	2.3%	6	437	1.3%	11	372	3.1%	20	555	3.6%

Total Vehicles	1,652	14,786	11.2%	1,369	13,041	10.5%	1,085	11,770	9.2%	931	10,603	8.8%	1,453	13,497	10.8%

(1)	Certain fleet sales that are accounted for as operating leases are included in vehicle sales.
(2)	The Company’s estimated industry and market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight and Ward’s Automotive.
(3)	For 2009, we have combined the vehicle sales of Old Carco and Chrysler Group.
(4)	Percentages are calculated based on the unrounded vehicle sales volumes for Chrysler Group, Old Carco and the industry.
(5)	During 2012, certain industry segment classifications were modified. We have reclassified all prior periods presented to conform to the 2012 classifications.

Fleet Sales and Deliveries

Our vehicle sales and market share data presented above includes fleet sales, as well as sales by our dealers to retail customers. Fleet sales consist of sales to rental car companies, commercial fleet customers, leasing companies and government entities.

The following summarizes our U.S. fleet sales and the number of those sales as a percentage of our total annual U.S. vehicle sales:

	Years Ended December 31,
	2012 (1)	2011(1)	2010 (1)	2009 (1)(2)	2008 (1)(2)
	(vehicles in thousands)
Rental Car Companies	324	295	317	171	315
Other Fleet Customers	105	83	75	70	124

Total U.S. Fleet	429	378	392	241	439

Percentage of Total U.S. Vehicle Sales (3)	26.0%	27.6%	36.1%	25.9%	30.2%

(1)	Certain fleet sales that are accounted for as operating leases are included in vehicle sales.
(2)	Chrysler Group began operations on June 10, 2009. The data reflects fleet sales of Old Carco for 2008 and combined fleet sales of Old Carco and Chrysler Group for 2009.
(3)	Percentages are calculated based on the unrounded vehicle sales volume for Chrysler Group and Old Carco.

We categorize our fleet sales into three primary channels: 1) daily rental, 2) commercial and 3) government, including local, state and federal governments. Of the three channels, vehicle sales to our commercial customers are typically more profitable since they involve customized vehicles with more optional features and Mopar accessories; however, vehicle orders in this channel are usually smaller in size than the orders made in the other two channels. Vehicle sales in the daily rental and government channels are extremely competitive and often require discounts in order to be competitive. Fleet sales in the government channel are more profitable for us than fleet sales in the daily rental channel primarily due to the mix of products included in each respective channel. Rental car companies, for instance, place larger orders of small and mid-sized cars and minivans with minimal options, while sales in the government channel often involve a higher mix of relatively more profitable vehicles such as pick-up trucks, minivans and large cars with more options.

Although our vehicle sales to dealers for sale to retail customers are normally more profitable than our fleet sales, our fleet sales are an important source of revenue and can also be an effective means for marketing our vehicles. Further, fleet orders also help normalize our plant production because they typically involve the delivery of a large, pre-determined quantity of vehicles over several months. Fleet sales are also a source of aftermarket service parts revenue for us and service revenue for our dealers.

In recent years, our fleet customers, particularly our commercial and government fleet customers, have tended to order smaller, more fuel-efficient vehicles. Since 2008, large passenger cars and large utility vehicles have increasingly been replaced by lower margin sales of small passenger cars and small utility vehicles.

Competitive Position

The automotive industry is highly competitive, especially in the U.S., our primary market, with more than 10 large manufacturers with significant market share. Vehicle manufacturers must continuously engineer improvements in vehicle design, performance and content to meet consumer demands for quality, reliability, fuel efficiency, comfort, driving experience, style, and safety. To enhance our competitive position, we are renewing our existing product lineup and introducing smaller, more fuel-efficient vehicles to balance our product lineup, which has been traditionally more weighted toward utility vehicles, minivans, trucks and large sedans.

Historically, U.S. manufacturers relied heavily upon dealer, retail and fleet incentives, including cash rebates, option package discounts, guaranteed depreciation programs, and subsidized or subvented, financing or leasing programs to compete for vehicle sales. Although we will continue to use such incentives to market particular models in particular geographic regions during specific time periods, we now focus more of our efforts on improving vehicle sales primarily by building brand value, balancing our product portfolio, and improving the content, quality and performance of our vehicles. See —Products and —Brands, above, for information about our initiatives in those areas and Management’s Discussion and Analysis of Financial Condition and Results of Operations —Trends, Uncertainties and Opportunities —Pricing for additional information related to incentives.

Our ability to increase or maintain vehicle prices and reduce reliance on incentives is limited by intense price competition resulting from the wide variety of available competitive vehicles in each segment of the new car market and global overcapacity in the automotive industry. At the same time, we will not be able to gain a competitive advantage by lowering prices as a means to increase vehicle sales without adversely affecting our profitability, since our ability to reduce costs is limited by commodity market prices, contract terms with suppliers, evolving regulatory requirements and collective bargaining agreements that limit our ability to reduce labor expenses in the short term.

The following provides new vehicle U.S. market share information for Chrysler Group and its principal competitors:

	Years Ended December 31,(1)
	2012	2011	2010	2009	2008
Chrysler Group (2)	11.2%	10.5%	9.2%	8.8%	10.8%
GM	17.6%	19.2%	18.8%	19.6%	21.9%
Ford	15.2%	16.5%	16.4%	15.3%	14.2%
Toyota	14.1%	12.6%	15.0%	16.7%	16.4%
Honda	9.6%	8.8%	10.5%	10.9%	10.6%
Hyundai/Kia	8.6%	8.7%	7.6%	6.9%	5.0%
Nissan	7.7%	8.0%	7.7%	7.3%	7.0%
Other	16.0%	15.7%	14.8%	14.5%	14.1%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	The Company’s estimated market share data is presented based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight and Ward’s Automotive.
(2)	Chrysler Group began operations on June 10, 2009. The data reflects market share of Old Carco for 2008 and combined market share of Old Carco and Chrysler Group for 2009.

Distribution

Our products are available in more than 150 countries around the world. We sell our products to dealers and distributors for sale to retail customers and fleet customers. Sales of vehicles, service parts and accessories outside North America are primarily to 100 percent owned, affiliated, or independent distributors and dealers.

In June 2011, Fiat became the general distributor of our vehicles and service parts in Europe, selling our products through a network of newly appointed dealers. Fiat is also distributing our vehicles in select other markets, as well as selling vehicles that we manufacture for Fiat, through its well-established network in South America, particularly Brazil.

The following summarizes the number of independent dealer entities in our dealer network:

	September 30, 2013	Years Ended December 31,
		2012	2011	2010	2009	2008(6)
U.S. (1)(2)	2,596	2,570	2,474	2,311	2,352	3,298
Canada (3)	437	437	434	433	434	453
Mexico (4)	162	149	136	132	115	117
Rest of World (5)	858	883	773	1,411	1,532	1,594

Total Worldwide	4,053	4,039	3,817	4,287	4,433	5,462

(1)	The reduction in the number of U.S. dealers in 2009 reflects Old Carco’s termination of 789 dealers in its bankruptcy proceeding, to optimize the dealer network prior to its assumption by Chrysler Group. For further discussion regarding efforts to optimize the dealer network, see Management’s Discussion and Analysis of Financial Condition and Results of Operations —Progress on our Strategic Business Plan —Optimizing our U.S. Dealer Network.
(2)	The number of dealers in the U.S. as of September 30, 2013, December 31, 2012 and 2011 includes 210, 200 and 138, respectively, Fiat brand dealers, of which 180, 175 and 123, respectively, were also Chrysler, Jeep, Dodge and Ram brand dealers. The number of dealers in the U.S. as of December 31, 2011 has been restated to conform to the current year presentation and includes the total number of Fiat dealers.
(3)	The number of dealers in Canada as of September 30, 2013, December 31, 2012 and 2011 includes 80, 77 and 62, respectively, Fiat brand dealers, of which 79, 76 and 62, respectively, were also Chrysler, Jeep, Dodge and Ram brand dealers.
(4)	The number of dealers in Mexico as of September 30, 2013, December 31, 2012 and 2011 includes 42, 31 and 22 Fiat brand dealers, respectively, and 9, 3 and zero Alfa Romeo brand dealers, respectively. The numbers of dealers in Mexico as of December 31, 2011 and 2010 have been restated to conform to the current year presentation and include the total number of Fiat and Alfa Romeo dealers.
(5)	The decrease in the number of dealers in Rest of World from December 2012 to September 2013 is primarily due to continuing economic weakness in Europe. The increase in the number of Rest of World dealers in 2012 as compared to 2011 is primarily attributable to our continuing efforts to engage in emerging market opportunities, particularly in Asia Pacific and South America. The decrease in the number of Rest of World dealers in 2011 as compared to 2010 is primarily attributable to our appointment in June 2011 of Fiat as our general distributor for select countries in Europe.
(6)	Chrysler Group began operations on June 10, 2009. The data above includes Old Carco information for 2008.

We are the exclusive distributor of Fiat and Fiat Professional (light commercial) vehicles and service parts in Mexico, and we are also the exclusive distributor of Fiat brand vehicles and service parts in North America. In 2010, we began selecting dealers for the sale of Fiat brand vehicles and service parts in the U.S. and Canada. We chose the metropolitan areas for these dealers based on current small-car registration levels and the anticipated growth in the local small-car market over the next five years. As of September 30, 2013, we had 290 independent Fiat dealerships in the U.S. and Canada, of which 259 are owned by our Chrysler, Jeep, Dodge and Ram dealers. We also reintroduced Alfa Romeo brand vehicles and service parts in Mexico in 2011, and expect to sell Alfa Romeo in the U.S. and Canada as well.

In January 2012, we began distributing vehicles and service parts for Fiat in Russia. In addition, we are continuing to work with Fiat to engage in additional opportunities for the production, distribution and sales of vehicles and service parts in other emerging markets, such as China, Brazil and India. See —Chrysler Group Overview —Fiat-Chrysler Alliance —Global Distribution, above, for additional information. In 2012, we also began selling Fiat, Fiat Professional and Alfa Romeo vehicles and/or service parts for Fiat in other markets outside North America.

Dealer and Customer Financing

Because our dealers and retail customers finance the purchase of a significant percentage of the vehicles we sell, the availability and cost of financing is one of the most significant factors affecting our vehicle sales volumes. Dealers use wholesale financing arrangements to purchase vehicles from us to maintain vehicle inventory levels adequate to drive retail vehicle sales. Retail customers use a variety of financing and lease programs, including programs in which we offer financial subsidy incentives, capitalized cost reductions or special terms through a financial services company, to acquire new vehicles from our dealers. Historically, like most large automakers, Old Carco relied on an affiliated finance company to provide most of this financing. Following the 363 Transaction, we do not have a captive finance company and instead rely upon strategic relationships developed with independent financial service providers, primarily SCUSA and formerly Ally, to provide critical financing and support for our dealers and retail customers, as described below.

On February 6, 2013, we entered into the SCUSA Agreement. Under the SCUSA Agreement, SCUSA provides a wide range of wholesale and retail financing services to our dealers and retail customers in accordance with its usual and customary lending standards, under the Chrysler Capital brand name. The financing services include credit lines to finance our dealers’ acquisition of vehicles and other products that we sell or distribute, retail loans and leases to finance retail customer acquisitions of new and used vehicles at our dealerships, financing for commercial and fleet customers, and ancillary services. In addition, SCUSA will work with dealers to offer them construction loans, real estate loans, working capital loans and revolving lines of credit.

The new financing service launched on May 1, 2013, and SCUSA has agreed to specific transition milestones for the initial year following launch. If the transition milestones are met, or otherwise satisfactory to us, the SCUSA Agreement will have a ten-year term, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided us an upfront, nonrefundable payment in May 2013, which will be amortized over ten years.

Under the SCUSA Agreement, we have provided SCUSA with certain rights, including limited exclusivity to participate in specified minimum percentages of certain of our retail financing rate subvention programs. SCUSA’s exclusivity rights are subject to SCUSA maintaining price competitiveness based on market benchmark rates to be determined through a steering committee process as well as minimum approval rates.

SCUSA has agreed to make certain revenue sharing arrangements. The SCUSA Agreement also includes several commitments from SCUSA with respect to available funding, approval and penetration rates, price competitiveness and certain exclusivity rights. SCUSA will bear the risk of loss on loans contemplated by the SCUSA Agreement and the parties will share in any residual gains and losses in respect of consumer leases, subject to specific provisions including limitations on our participation in gains and losses contained in the SCUSA Agreement. SCUSA has also committed to consider future revenue sharing opportunities.

As part of the SCUSA relationship, we may in the future acquire an equity participation in an operating entity that would be formed to continue to provide the financing services contemplated by the SCUSA Agreement. The cost of our investment would be determined based on the operations that both parties agree would be contributed to the new operating entity and the resulting value.

Prior to entering into the SCUSA Agreement, in connection with the 2009 restructuring of the U.S. automotive industry, and with the assistance of the U.S. Treasury, we entered into an auto finance relationship with Ally. Ally historically was the captive finance company of General Motors, one of our principal competitors. Ally provided wholesale and retail financing to our dealers and retail customers in the U.S. and Canada pursuant to the terms of the Ally Agreement. Ally is one of the world’s largest automotive financial services companies. We did not have an exclusive arrangement with Ally, as Ally had a similar agreement with General Motors and provides wholesale and retail financing to support other vehicle manufacturers.

Pursuant to the Ally Agreement, Ally was required to consider applications for financing made by our dealers and retail customers in accordance with its usual and customary standards, and to make lending decisions in accordance with its business judgment. As a customer incentive, we subsidized interest rates or cash payments at the inception of a financing arrangement, a practice known as “subvention.” Ally provided consumer and dealer financing to other manufacturers and our dealers and retail customers obtain financing, including some subvented financing, from other financing sources. Under the agreement, however, we first had to offer all subvention programs to Ally, and we were required to ensure that Ally finances a specified minimum percentage of the vehicles we sold in North America under rate subvention programs in which it elected to participate. Under the Ally Agreement, we were required to repurchase Ally-financed dealer inventory upon certain triggering events and with certain exceptions, in the event of an actual or constructive termination of a dealer’s franchise agreement, including, in certain circumstances, when Ally foreclosed on all assets of a dealer securing financing provided by Ally. These obligations excluded vehicles that had been damaged or altered, that were missing equipment or that had excessive mileage or an original invoice date that was more than one year prior to the repurchase date. As of September 30, 2013, the maximum potential amount of future payments required to be made to Ally under this guarantee was approximately $1.0 billion, and was based on the aggregate repurchase value of eligible vehicles financed by Ally in our U.S. and Canadian dealer stock. If vehicles are required to be repurchased under this arrangement, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than $0.1 million as of September 30, 2013, which considers both the likelihood that the triggering events will occur and the estimated payments that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. These estimates are based on historical experience.

On February 1, 2013, the Canadian automotive finance business of Ally was acquired by the Royal Bank of Canada, or RBC. Dealers with financing through Ally were offered new lending agreements with RBC, as the Ally-financing arrangements did not transfer with the sale. As such, we no longer have an obligation to repurchase dealer inventory in Canada that was acquired prior to February 1, 2013 and was financed by Ally.

In an effort to expand the financing options for U.S. retail consumers, in 2010, we also entered into subvention agreements with SCUSA, an affiliate of Banco Santander, for loans to sub-prime retail consumers, and with US Bank, N.A. for lease financing. In 2011, we entered into an additional subvention agreement with Chase Bank, N.A. These supplemental programs are important sources of financing for some of our retail customers. Additionally, Chrysler Canada and Chrysler de Mexico have arrangements with a number of financial institutions to provide a variety of retail financing programs.

In April 2012, we notified Ally that we would not renew the Ally Agreement following expiration of its initial term on April 30, 2013. This notice was given in light of the Ally Agreement’s requirement of 12 months’ prior notice. Notwithstanding the termination of the Ally Agreement, we anticipate that Ally will continue as a source of funding for our dealers and retail consumers given the relationships Ally has developed since the time of the 363 Transaction. The Ally Agreement was terminated with effect from April 30, 2013. Further, in September 2013, Ally sued SCUSA alleging breaches of copyright and misappropriation of trade secrets in connection with SCUSA’s entry into the arrangement with us and provision of financing solutions to our dealers and retail customers. This litigation is pending in federal court. See Risk Factors —Risks Related to our Business —Availability of adequate financing on competitive terms for our dealers and consumers is critical to our success. Our lack of a captive finance company could place us at a competitive disadvantage to other automakers that may be able to offer consumers and dealers financing and leasing on better terms than our customers and dealers are able to obtain. In lieu of a captive finance company, we will depend on our relationship with SCUSA to supply a significant percentage of this financing, and we continue to depend on our former partner, Ally, as we transition to the new SCUSA relationship.

As of December 31, 2012, Ally was providing wholesale lines of credit to approximately 51 percent of our dealers in the U.S. For the year ended December 31, 2012, we estimate that approximately 80 percent of the vehicles purchased by our U.S. retail customers were financed or leased through our dealer network, of which approximately 15 percent were financed or leased through subvented programs with Ally and other lenders. As of September 30, 2013, SCUSA was providing wholesale lines of credit to less than two percent of our dealers in the U.S. Ally has continued to provide dealer financing since the termination of our relationship with them, though they are no longer obligated to provide such financing.

Finally, as part of the Fiat-Chrysler Alliance, we entered into agreements with financial services affiliates of Fiat for the provision of financing to consumers and our dealers in China, Argentina and Brazil.

Research, Development and Intellectual Property

We engage in research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability and consumer perception of our vehicles. As of September 30, 2013, we employed over 6,000 engineers. Our engineers support our product development efforts and have expertise in a number of disciplines, including mechanical, electrical, materials, computer science and chemical engineering. We also provide several internal programs through which a portion of our engineers receive cross-training in various technical and business functions.

We typically conduct consumer research during the early stages of new product development initiatives in order to identify key features and vehicle attributes desired by consumers. Although a substantial portion of our research and development work is done in support of specific new vehicles that are in development, we also engage in research and development of new technologies outside of our regular product development cycles that, if successful, can be applied in new products. As is typical in the automotive industry, we often collaborate with our suppliers, government agencies and higher educational institutions on research and development.

Our research and development spending is used for a number of activities that support development of new and existing vehicles and powertrain technologies, including the building of three-dimensional models, virtual simulations, prototype building and testing (including with respect to the integration of safety and powertrain technologies) and assembly of pre-production pilot models.

As provided in the 2010-2014 Business Plan, we have significantly expanded our investment in research and development activities and prioritized development of vehicles with greater fuel efficiency and reduced emissions. These efforts culminated most recently in the launch of the 2013 Ram 1500, the first full-size pick-up to achieve a U.S. EPA-rated fuel economy of 25 miles per gallon on the highway. It also led to the development of the Dodge Dart, a small fuel-efficient vehicle with an EPA-rated fuel economy of up to 41 miles per gallon highway.

The following summarizes our research and development expenses (in millions of dollars):

	Successor			Successor	Predecessor A
	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Research and development expenses, net	$1,684	$1,658	$2,302	$1,058	$606	$1,500

Fuel Efficiency and Reduced Emissions

We have made the development of more fuel-efficient vehicles a priority to meet retail consumer preferences, comply with future regulations and as part of our commitment to sustainability. We are therefore focusing our research efforts on five areas aimed at reducing fuel consumption and emissions: vehicle energy use (weight, aerodynamics, drag, and rolling resistance); engines; transmissions; axles and drivelines; electric and hybrid propulsion and alternative fuel technologies.

Vehicle Energy Demand

Our research in vehicle energy demand examines ways to optimize vehicle weight, aerodynamic drag, tire performance, braking drag and driveline losses. For example, we have increased our use of high-strength steel and other lightweight materials to reduce vehicle weight, and thus improve fuel economy, while still meeting standards for vehicle safety. Approximately 70 percent of the body structure in the CUSW platform co-developed with Fiat, which we introduced with the Dodge Dart, is of high-strength composition. To further reduce vehicle weight, we have introduced high pressure, lightweight aluminum casting technology into our vehicles, including the front and rear suspension cross-members in the Dodge Dart. Our research also seeks to reduce electrical loads through application of higher efficiency fans and fuel pumps.

In addition, we continue to research vehicle applications for thermal management, which optimizes the way in which energy is utilized, extracted and re-utilized so as to reduce total energy consumption. Thermal management technologies not only help reduce fuel consumption, but they are a critical factor in extending battery range for hybrid electric and all-electric vehicle models. Our current research efforts include various strategies to warm engines and transmissions faster, to have our vehicles run at an ideal set point, and to recapture waste heat.

Our new Ram 1500 and the Dodge Dart both incorporate many of the technologies we have developed to manage energy demand, including active grille shutters to improve aerodynamic drag and to moderate temperature, electric power steering and increased use of LED lighting to reduce the vehicle’s overall energy consumption. In 2013, we anticipate that certain of our vehicles will also begin to incorporate a low-tension belt for the front-end accessory drive, which will further drive fuel savings. We plan to deploy electric power steering across our entire lineup in future years.

To further reduce fuel consumption, we incorporated stop/start technology into the new Ram 1500 as well as the diesel version of the Jeep Wrangler that Fiat is selling on our behalf in Europe. Stop/start technology turns off the engine and fuel flow at full stops, and re-starts the engine automatically upon acceleration. We plan to initiate fleet-wide integration of this fuel-saving start/stop technology on a global basis, including certain models in North America.

Powertrain Technologies

Engines. For the third year in a row, Ward’s Auto has recognized the Pentastar V-6 engine as one of the “10 Best Engines” for 2013, based upon its refinement, power, fuel efficiency and low emissions. This engine features a light-weight aluminum block with variable valve timing that improves fuel efficiency over its pre-2010 predecessor engines.

We use the Pentastar V-6 engine in the Jeep Grand Cherokee, the Ram 1500 and in 15 other vehicles. Because this engine was designed with flexible architecture, we have the ability to use the engine in a range of models, and to use it together with a variety of advanced technologies, such as direct injection or turbo charging. We manufacture the Pentastar V-6 engine at our facilities in Trenton, Michigan, and Saltillo, Mexico. High demand for this engine led to production of three million Pentastar engines by October 2013, and we have taken steps to further expand our capacity for production.

For the Fiat 500, we also manufacture the FIRE engine which incorporates Fiat’s MultiAir technology. This added a fuel-efficient small engine to our portfolio. Fiat’s MultiAir technology involves proprietary hardware, combustion strategies and controls that provide cycle-by-cycle control of engine intake valve lift and timing. This technology delivers up to a 7.5 percent improvement in fuel efficiency while enhancing performance.

Fiat has now developed MultiAir II, which maximizes the combustion efficiency by simultaneously managing the intake valves, throttle position and spark timing. We believe these enhancements will improve torque and fuel economy beyond that of the original MultiAir technology. We plan to apply this new technology to the new 2.4 liter, 4-cylinder Tigershark engine available in the 2013 Dodge Dart GT. This engine provides better fuel economy and refinement than our current World Gas Engine. By 2015, we expect that the Tigershark family will replace our World Gas Engine.

Our engine mix is intentionally moving toward smaller, 4-cylinder engines. In 2012, 26 percent of our vehicles incorporated a 4-cylinder engine, as compared to 24 percent in 2011 and 19 percent in 2010. We expect this trend of increasing use of smaller engines to continue.

Transmissions. We have two commercial agreements with one of our key suppliers, ZF Friedrichshafen AG, or ZF, for the design, engineering and manufacture of new automatic transmissions that deliver reduced fuel consumption combined with improved driving performance. The first agreement covers a rear-wheel drive 8-speed transmission for light and medium-duty applications that we originally introduced in 2011 in the Chrysler 300 and Dodge Charger. We have now included this transmission in the new Ram 1500, the Jeep Grand Cherokee, including in the diesel version, and the Dodge Durango. This transmission reduces fuel consumption by up to 12 percent over most of our current 5-speed and 6-speed transmissions. We ultimately plan to use this transmission in all of our rear-wheel drive vehicles except the heavy-duty versions of the Ram truck and the all-new SRT Viper.

The second agreement with ZF covers the development and manufacture of an all-new 9-speed front-wheel drive transmission for medium-duty applications. This transmission is expected to reduce fuel consumption by up to seven percent over our current 6-speed transmissions. We first plan to use this transmission in 2013 for the all-new 2014 Jeep Cherokee, which we began shipping to dealers in late October 2013. We also plan to use this transmission in other future vehicles. We manufacture the majority of our volume requirements for both the 8- and 9-speed ZF transmissions at our own facilities in Kokomo, Indiana under licenses from ZF, and we purchase the remainder of our volume requirements from ZF.

In 2012, we introduced Fiat’s dual dry clutch transmission, or DDCT, in select versions of the Dodge Dart. The DDCT combines the basic mechanical system of a conventional manual transmission assembly with an electronically controlled shifting system that the driver operates like an automatic transmission. The DDCT achieves improved fuel economy over a conventional automatic transmission when used in small- to medium-sized vehicles.

Axles and Driveline. We have a commercial agreement with an affiliate of ZF through which they produce lightweight axles at our facility in Marysville, Michigan. This relationship affords us access to advanced axle technologies we could not develop on our own without investing significant time and capital. The proprietary ZF axles weigh up to 34 percent less than, and improve fuel efficiency by two percent relative to comparable axles. In 2011, we incorporated the front and rear ZF axles in our Jeep Grand Cherokee, the Dodge Durango and the Ram pick-up truck.

We also produce the only all-wheel drive passenger vehicles that incorporate front-axle disconnect technology. When the axle is disconnected, the number of rotating components in the driveline is reduced, thus enhancing fuel economy. This feature, which we incorporated in 2011 in our all-wheel drive versions of the Dodge Charger and the Chrysler 300, automatically changes the vehicle’s mode between two-wheel and all-wheel as changes in driving conditions occur, thereby improving safety and performance. This technology, in combination with our V-6 Pentastar engine, afforded the Dodge Charger and the Chrysler 300 best-in-class fuel economy designations among full-size, rear-wheel drive vehicles. We use this same technology in the new Ram 1500, which also has best-in-class highway fuel economy.

Expanding the application of the axle disconnect concept in front-wheel drive based all-wheel drive vehicle platforms, we have developed the first in the industry rear axle disconnect technology in order to further improve the fuel economy, along with retaining the vehicle capability. This advanced driveline solution was introduced in the all-new 2014 Jeep Cherokee.

Hybrid Propulsion and Alternative Fuel Vehicles

Our research activities include the development of technologies that can be used in a wide range of electrified vehicles, including conventional hybrids, or HEV, plug-in hybrids, or PHEV, range-extended electric vehicles and full-function electric vehicles, or EV. HEV includes both an internal combustion engine and an electric motor to propel the vehicle, and the battery is charged by the internal combustion engine. PHEV is similar to HEV, but is capable of limited all-electric driving with its battery being charged by the internal combustion engine while the vehicle is in operation, or otherwise using an on-board charger connected to an external electric power source. EV on the other hand relies only on an electric motor for propulsion and its larger battery is charged using an external electric power source.

With respect to these advanced technologies, we are creating cost reduction strategies such as modular systems and components that can be utilized across various types of vehicles to ensure affordability in the future. Additionally, significant effort is focused on optimizing internal combustion engine technologies that are synergistic with HEV and PHEV.

Chrysler started manufacturing its first production EV in late 2012, the FIAT 500e, with sales to U.S. consumers. This zero-emissions vehicle earns an industry-best EPA highway fuel economy rating of 108 MPGe, while also achieving best-in-class EPA combined city/highway driving range of 87 miles.

After two years of testing, our U.S. Department of Energy demonstration projects for Ram Truck and Chrysler Minivan PHEVs are undergoing upgrades to leverage advancements in lithium ion battery technology. These programs are scheduled for completion in 2014.

Alternative Fuels. In late 2013, we introduced a Jeep Grand Cherokee powered by a diesel engine in North America. This version of one of our best-selling vehicles provides significantly improved highway fuel economy of 30 MPGe. In the first quarter of 2014, we also plan to introduce a diesel version of the Ram 1500.

We are producing vehicles that utilize compressed natural gas, or CNG, and are exploring use of other alternative fuel sources. In late 2012, we launched a bi-fuel version of the Ram 2500, originally intended only for fleet sales, but we have expanded to retail sales at the request of consumers. This vehicle is capable of utilizing either CNG or gasoline.

Uconnect Technology

Our Uconnect systems provide our retail customers access to traditional broadcast media, as well as digital radio, satellite broadcasts, personal content and rear seat entertainment, navigation services, traffic and travel data, and hands-free communication. Our second generation of Uconnect systems, which we incorporated in vehicles starting in 2011, provided certain improvements such as a new 8.4-inch touch-screen, simplified steering wheel controls and hands-free voice commands. The system, as included in the Dodge Charger, received the Edmunds.com Breakthrough Technology Award for 2012.

We recently began introducing Uconnect Access into the 2013 Ram 1500, all-new 2013 SRT Viper, 2014 Jeep Grand Cherokee, all-new 2014 Jeep Cherokee and 2014 Durango. This platform can be personalized to serve the needs of consumers with varying degrees of skill and comfort with technology, and includes the option to load Chrysler Group-certified applications. These applications, while similar to those found on smartphones and tablets, are specifically designed for in-vehicle use. In addition to offering telematics services such as emergency notification and remote start, the new system includes the first cloud-based voice texting services offered by a domestic automaker, which leverages the system’s natural language voice recognition technology. We were the first in the industry to migrate the content of owner’s manuals onto smartphone apps, which improved electronic information accessibility for customers and reduced environmental impact by reducing paper printing. We are also the first automaker to be able to offer the full set of Sirius XM satellite channels. In 2013, Uconnect Access was awarded the first-ever “Technology of the Year” award from AOL Autos.

This platform is designed so that it can be leveraged across our entire vehicle lineup, and can be easily upgraded in the future as this area of technology continues to evolve. In addition to the wide range of connectivity options and intuitive and responsive user interface capabilities of our newest system, all of which aim to enhance the driving experience and reduce driver distraction, we are continuing to develop integration of our vehicles with our retail customers’ own smartphones and inclusion of vehicle diagnostic services.

Intellectual Property

We hold numerous patents for use in our business. We also jointly own or hold licenses to intellectual property in certain technologies with Fiat and other third parties pursuant to various commercial agreements. No single patent is material to our business as a whole. We also own a number of trademarks and service marks that are critical to the recognition of our products by consumers, including, in particular, the Chrysler, Jeep, Dodge, Ram, SRT and Mopar marks, described in —Brands, above.

Our intellectual property portfolio is supplemented by our license of Fiat IP obtained in the 363 Transaction. The license is exclusive in North America and non-exclusive for other parts of the world.

Raw Materials, Services and Supplies

We procure a variety of raw materials, parts, supplies, utilities, transportation and other services from numerous suppliers to manufacture our vehicles, parts and accessories, primarily on a purchase order basis. Raw materials we use typically consist of steel, aluminum, resin, copper, rubber, and precious metals including platinum, palladium and rhodium. In recent years, prices for many of these raw materials have fluctuated significantly. Moreover, a portion of our fixed annual contracts for steel expired mid-year, and we opted to negotiate new contracts with the majority of our steel suppliers that contain variable pricing mechanisms, albeit with certain protections against extreme fluctuations.

Although we have not experienced any major loss of production as a result of material or parts shortages, we, like our competitors, regularly source systems, components, parts, equipment and tooling from a sole provider or limited number of providers. Therefore, we are at risk of production delays and losses should any supplier fail to deliver goods and services on time.

Supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters such as the 2011 earthquake and tsunami in Japan. In such circumstances, we work proactively with our suppliers to identify shortages of materials and parts, and take steps to mitigate the impact of any shortages we identify, by deploying additional personnel, accessing alternative sources of supply and managing our production schedules. We also continue to refine our processes to identify emerging capacity constraints in the supplier tiers given the ramp up in manufacturing volumes to meet expected growth in consumer demand. Further, we continuously monitor supplier performance according to key metrics such as part quality, delivery performance and financial solvency to proactively manage risks in the event of a downturn affecting particular suppliers.

We work with our suppliers on an ongoing basis to reduce our supply costs whenever possible. When one of our suppliers proposes a program or method that results in a technical cost saving to us, we share that cost saving equally with the supplier for a one-year period after such program or method is implemented, which we believe encourages our suppliers to actively pursue efforts that will reduce our supply costs.

Environmental and Regulatory Matters

The automotive industry is subject to extensive government regulation. Chief among these are vehicle and engine requirements governing safety, emissions and fuel economy, and the environmental impacts of our manufacturing operations. As described below, regulations in the U.S. and other countries impose substantial testing, certification and verification requirements with respect to vehicle emissions, fuel economy, noise and safety, and with respect to the environmental aspect of the operations of our manufacturing plants and other facilities. We are also subject to substantial rules and regulations designed to protect the health and safety of our workforce. The costs of complying with these requirements can be significant, and violations with respect to these requirements can result in fines, penalties, sales limitations, vehicle recalls, cleanup costs, reconfiguration of our facilities and claims for personal injury or property damage.

Vehicle Emissions

U.S. Standards. Under the Clean Air Act, the EPA and the CARB (by EPA waiver) require emission compliance certification before a vehicle can be sold in the U.S. or in California (and other states that have adopted the California emissions requirements). Both agencies impose limits on tailpipe and evaporative emissions of certain smog-forming pollutants from new motor vehicles and engines. Pre-production testing data must demonstrate compliance with such standards to obtain emissions certification. For vehicles sold in the U.S., EPA’s Clean Air Act Tier 2 tailpipe emissions standards, or Tier 2 standards, currently apply to passenger cars and light-duty trucks (which for this purpose includes our minivans, SUVs and pick-up trucks other than the Ram 2500/3500 models), and heavy-duty emissions of regulated compounds standards apply to heavy-duty vehicles (our Ram 2500/3500 model and chassis cab trucks).

Currently, the EPA has proposed (but has not issued) new tailpipe and evaporative emission standards, as well as fuel requirements under its Tier 3 Vehicle Emission and Fuel Standards Program, or Tier 3 standards. These Tier 3 standards are generally more stringent than the Tier 2 standards. The Tier 3 standards are also generally aligned with California’s Low Emission Vehicle III, or LEV III, tailpipe and evaporative standards (see discussion below). Once issued, the Tier 3 standards would become effective in model year 2017 for light-duty vehicles, and 2018 for heavy-duty vehicles. These standards would further require us to conduct post-production vehicle testing to demonstrate compliance with these emissions limits for the estimated useful life of a vehicle, for up to 15 years and 150,000 miles, depending on the compliance category. Under Tier 2 standards and Tier 3 standards, we are required to monitor and report issues with the emissions performance over that time, and can be required to recall, repair or stop delivery of non-conforming vehicles.

In addition, EPA and CARB regulations require that a vehicle’s emissions performance be monitored with onboard diagnostic, or OBD, systems. We have implemented hardware and software systems to comply with the OBD requirements. Conditions identified through OBD systems could lead to vehicle recalls (or other remedial actions) with significant costs for related inspections, repairs, or per-vehicle penalties.

California Standards. California sets its own, generally more stringent, emissions standards pursuant to a waiver from EPA under the Clean Air Act. CARB has adopted requirements relating to vehicle certification, OBD, and tailpipe emissions limitations known as the LEV III standards, which will apply beginning with 2014 model year vehicles. CARB regulations also require that a specified percentage of cars and certain light-duty trucks sold in California must be zero emission vehicles, or ZEVs, such as electric vehicles or hydrogen fuel cell vehicles. A manufacturer can earn credits toward the ZEV requirement through the sale of advanced-technology vehicles such as hybrid electric vehicles or natural gas vehicles with extremely low tailpipe emissions and, as set forth in the LEV III standards, or by over-complying with the federal model year 2017 through 2025 GHG standards, retiring such credits, and applying them to its ZEV obligation. Through the 2017 model year, ZEV rules also provide certain ZEV credits for partial zero-emission vehicles, or PZEVs, which can include internal combustion engine vehicles certified to very low tailpipe emissions and zero evaporative emissions. The ZEV regulations, which CARB revised most recently in February 2009 for the 2012 and subsequent model years, require increasing volumes of battery electric and other advanced technology vehicles with each model year. We currently comply with the ZEV requirements using a variety of vehicles, including battery electric vehicles (full zero-emission vehicles), PZEVs and hybrid vehicles.

The Clean Air Act permits other states to adopt California’s stricter emission standards. Eleven other states (New York, Massachusetts, Maine, Vermont, Connecticut, Pennsylvania, Rhode Island, New Jersey, Oregon, Washington and Maryland), as well as the Province of Quebec, currently use California’s LEV III standards in lieu of the federal EPA standards, and 10 states also have adopted California’s ZEV requirements.

Under U.S. and California GHG regulations, as well as CAFE standards and California’s ZEV requirements, sales of the Fiat entities’ and Chrysler Group’s fleets must be combined. The introduction of the Fiat 500 in the U.S. in 2011, as well as the Fiat 500 battery electric vehicle in 2012, has enhanced our ability to comply with these regulatory requirements because compliance is based on a fleet wide sales weighted average.

California also has GHG emissions limitations, which are discussed below under the caption —Vehicle Fuel Economy and GHG Regulation.

European Standards. The EU regulates tailpipe smog-forming pollutant and evaporative emissions for vehicles sold in its member states. Other European countries have adopted similar regulations from the United Nations Economic Commission for Europe. European regulations, like those in the U.S., require certification by regulatory authorities of the emissions performance of our new vehicles before the vehicles can be sold. The current Euro-5 EU emission standard was adopted in 2009. The more stringent Euro-6 EU standard will apply to 2014 and later model year vehicles. The new standards will require the development of additional diesel engine technology, which is likely to increase the cost of diesel engines and compromise total fuel economy. The EU also requires such programs as OBD and pre- and post-production testing. We expect the combined Chrysler Group and Fiat vehicle fleet to meet the requirements of both the Euro-5 and Euro-6 standards, as applicable.

Other Regions. Vehicles sold in Asia, South America and other parts of the world also are subject to local emissions and evaporative standards and OBD requirements. We expect to comply with such requirements, which generally are based on the EU standards, California standards, or a hybrid standard based on those established programs.

Vehicle Fuel Economy and GHG Regulation

U.S. Requirements. Since enactment of the 1975 Energy Policy and Conservation Act, or EPCA, NHTSA has established minimum corporate average fuel economy requirements, known as CAFE standards, for fleets of new passenger cars and light-duty trucks sold in the U.S. A manufacturer is subject to civil penalties if it fails to meet the CAFE standard in any model year, after taking into account all available credits for performance in the last three model years or expected performance in the next five model years. Passenger cars imported into the U.S. are averaged separately from those manufactured in the U.S., but all light duty trucks are averaged together.

EISA revised EPCA and required NHTSA to establish more stringent CAFE standards beginning with the 2011 model year. Among other things, although there will continue to be separate standards for cars and light-duty trucks, standards must be set such that they increase year over year to achieve an industry-wide standard by 2016. These CAFE standards applicable to all manufacturers’ 2011-2016 model year domestic and imported passenger car and light-duty truck fleets are “footprint-based,” meaning that each manufacturer’s fuel economy requirement is dependent on the size of the vehicle, and mathematically averaged per the sales volumes and the mix of models in the manufacturer’s fleet for that model year. Meeting these CAFE standards is causing us to make costly adjustments to our product plans through the 2016 model year.

In addition, there has been significant interest among vehicle manufacturers, governmental authorities, environmental groups, and consumers regarding the impact of GHG vehicle emissions, primarily CO2, on the global climate. There remains significant conflicting regulatory overlap in this area since regulating GHG vehicle emissions also has the direct effect of regulating fuel economy.

In May 2009, President Obama announced an agreement in principle among EPA and other federal agencies, the State of California and the automotive industry to establish a coordinated national program to reduce GHGs under the Clean Air Act and improve fuel economy under CAFE. EPA (under its GHG standards) and NHTSA (under its CAFE standards) subsequently issued a joint final rule to implement a coordinated national GHG and fuel economy program for light-duty vehicles (passenger cars, light-duty trucks, and medium-duty passenger vehicles), establishing standards for model years 2012 through 2016. Although California adopted a more stringent GHG rule under California law, compliance with the federal rule constitutes compliance with CARB’s rule. Additionally, EPA and NHTSA issued a joint final rule on September 15, 2011, that establishes a similar GHG/fuel economy national program for medium and heavy-duty vehicles, beginning with model year 2014 for GHG standards, and model year 2016 for fuel economy standards.

On August 28, 2012, EPA and NHTSA issued a joint final rule to extend the joint GHG/fuel economy national program for light-duty vehicles to model years 2017 through 2025, calling for year-over-year increases in fuel economy until the average fleet-wide standards reach 54.5 mpg by 2025. The rule calls for a “mid-term review” to be completed by 2021 that compels EPA and NHTSA to evaluate the market acceptance of advance vehicle technology, as well as other assumptions that formed the basis for the stringency of this rule to determine whether the standards are appropriate. Again, under California law, compliance with the federal GHG rule constitutes compliance with CARB’s GHG rule. The model year federal 2017-2025 GHG rule contains a variety of compliance flexibilities, including incentives for sales of electric vehicles and hybrids, as well as alternative fuels like compressed natural gas or hydrogen fuel cell vehicles, and the use of the new ultra low- global warming potential refrigerant HFO1234yf. NHTSA’s corresponding proposed CAFE rule imposes new vehicle safety standards in conjunction with the fuel economy standards.

While we believe that our current product plan will meet the applicable federal and California GHG/fuel economy standards established through model year 2016, our compliance is dependent on our ability to implement design and testing features that would generate GHG credits pursuant to the federal GHG rule for model years 2012-2016, and 2017-2025 on a credit carry-forward and carry-back basis. Moreover, based on projected sales volumes and fleet mix, compliance with the standards as proposed for the 2017 through 2025 model years will require us to take further costly actions or to limit the sale of certain of our vehicles in certain states. If the vehicles we develop to comply with these requirements are not appealing to consumers or cannot be sold at a competitive price, we may not be able to achieve the vehicle fleet mix, depending on the type and volume of our customers’ purchases, which would enable us to meet the stringent fuel economy/GHG requirements, even though our long-range projection plans out a compliant path. Additionally, if pending litigation challenging EPA’s ability to regulate GHG vehicle emissions as a pollutant is successful (such that the model years 2012 through 2016 rule is voided) and, as a result, CARB enforces its GHG rule separately, we would need to adjust our product plan and would incur additional cost.

European Requirements. The EU promulgated passenger car CO2 emissions regulations, beginning in 2012 and phasing in compliance through 2015. These regulations target vehicle weight, calculated as an average across the manufacturer’s fleet. The law also provides certain flexibility, such as credits for “eco-innovations,” alternative fuel use, and vehicles with very low CO2 emissions. We are developing a compliance plan based on our predicted fleets and vehicle CO2 emissions averages of Chrysler Group and Fiat vehicles sold in Europe as a combined fleet. The EU also adopted CO2 emissions standards for light commercial vehicles, a program similar to the passenger car program.

Another set of regulations, called the “complementary measures” laws, could potentially require low-rolling resistance tires, tire-pressure monitors, gear shift indicators, fuel economy indicators and more efficient air conditioners. Some EU members have adopted or are considering CO2-based tax incentives.

Canadian Requirements. Canadian federal emissions regulations are substantially similar to the U.S. regulations described above, including compliance certification requirements.

Mexican Requirements. On June 21, 2013, the Mexican Ministry of Environment and Natural Resources issued a new final GHG regulation applicable to manufacturers and importers of light duty vehicles in Mexico. This rule is based on the model years 2012 through 2016 U.S. GHG rule described below under Business—Environmental and Regulatory Matters—Vehicle Safety —Requirements in Other Regions.

Requirements in Other Regions. Other countries, such as China, Korea, India and South American countries have proposed or are considering establishing fuel economy/GHG emissions requirements that would pose additional compliance obligations that would increase the cost of our vehicles.

Vehicle Fuel Content

For years, EPA regulations have allowed conventional gasoline to contain up to 10 volume percent ethanol, or E10, and we and other vehicle manufacturers designed our vehicles to accommodate E10. Ethanol is an alcohol-based fuel generally made with starch crops, such as corn, or cellulosic sources, such as wood or other biodegradable materials. Proponents of ethanol maintain that its use can reduce GHG emissions and dependence on oil. On November 15th, 2013 EPA proposed a reduction in the amount of ethanol in the U.S. gasoline supply, reducing ethanol renewable fuel target requirements under the agency’s Renewable Fuel Standard, and action which may signal a scaling back of efforts for increased biofuel content in fuels.

In response to an application filed by ethanol manufacturers, EPA granted waivers under the Clean Air Act that allow fuel manufacturers to introduce gasoline containing up to 15 volume percent ethanol, or E15, for use in certain light-duty vehicles (including passenger cars, light-duty trucks and SUVs). The first waiver, granted in October 2010, allows such use in model year 2007 and newer vehicles, and the second waiver, granted in January 2011, allows such use in model year 2001 through 2006 vehicles.

In connection with the E15 waiver application, the automotive industry expressed concern to EPA that the use of E15 in prior model year vehicles designed solely for E10 could result in fuel system failures, OBD system warnings, customer dissatisfaction and increased warranty claims since ethanol is more corrosive than gasoline. EPA imposed conditions on the waivers, and issued a “misfueling rule,” the combination of which the EPA believes will assure the quality of E15 and reduce the potential for misfueling of older model year vehicles. Despite a challenge by automotive industry representatives and other groups, EPA’s waivers were upheld in court. Currently, E15 is being sold at a limited number of fueling stations in the United States.

Vehicle Safety

U.S. Requirements. Under federal law, all vehicles sold in the U.S. must comply with FMVSS promulgated by NHTSA, and also must be certified by their manufacturer as being in compliance with those standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act requires manufacturers to report certain information related to claims and lawsuits involving fatalities and injuries in the U.S. if alleged to be caused by their vehicles, and other information related to customer complaints, warranty claims, and field reports in the U.S., as well as information about fatalities and recalls outside the U.S.

Several new or amended FMVSSs will take effect during the next few years (sometimes under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in). These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a new rule for ejection mitigation requirements (FMVSS No. 226). In addition, NHTSA has proposed to adopt a new FMVSS that would require all light vehicles to be equipped with a rear-mounted video camera and an in-vehicle visual display, and another to mandate the content recorded on event data recorders. Compliance with these new requirements, as well as other possible prospective NHTSA requirements, is likely to be difficult and/or costly.

NHTSA recently published guidelines for driver distraction, and, although not rising to the level of a FMVSS, there may be substantial costs associated with conformance.

At times, organizations like NHTSA or the IIHS will issue or reissue safety ratings applicable to vehicles. Changes to these ratings are subject to the agencies’ discretion. IIHS recently introduced new tests and modified its “Top Safety Pick” protocol. Pursuant to the new protocol, many of our vehicles’ existing Top Safety Pick ratings are at risk, and we could incur significant expense to maintain those ratings, or could suffer negative public relations if we do not maintain them.

We estimate that we will incur costs of approximately $151 million in connection with a voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty and a customer satisfaction notification for the 1999-2004 Jeep Grand Cherokee, both of which we initiated following a recall request from NHTSA related to the risk of fuel tank fire from rear impact collisions. NHTSA originally requested the recall for the 1993-2004 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty, a total of approximately 2.7 million vehicles, which would have resulted in a much larger provision. NHTSA’s investigation into this matter remains open at this time and we cannot predict the time it will take for NHTSA to fully evaluate the data we provided in response to its initial recall request before closing the investigation nor whether NHTSA will issue further requests for remediation, which could further harm our reputation and result in additional direct costs.

Requirements in Other Regions. We are subject to certain safety standards and recall regulations in the markets outside the U.S. in which we operate. Foreign safety standards often have the same purpose as the U.S. standards, but they may differ in their requirements and test procedures. From time to time, other countries adopt safety requirements that are unique and usually require revised or additional vehicle design. Additionally, the European Union and many other countries require “type approval” by a government agency before a vehicle can be sold, while the U.S. and Canada require “self-certification” by the manufacturer.

Environmental Regulation of Manufacturing and Other Operations

We operate manufacturing facilities and other facilities, primarily in the U.S., Canada and Mexico, that are subject to a multitude of federal, state/provincial and local environmental protection laws, including those that govern air emissions, water discharges, hazardous substance handling, storage and use, waste generation, management and disposal, remediation of site contamination, odor and noise. These requirements impose various operating permit, data collection and reporting requirements. We have incurred, and expect to continue to incur, significant costs and make investments to comply with these laws and regulations. In addition, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits required at our facilities.

A variety of air, water and waste regulations are currently the subject of litigation and rulemaking procedures that might result in potential modifications to the rules, including, in the U.S., the boiler maximum achievable control technology and commercial and industrial solid waste incinerator rules, the definition of solid waste, and the ozone and particulate National Ambient Air Quality Standards, among others. Additionally, new and existing regulations of nitrogen dioxide in the U.S. and Canada impose local air quality limits on the emissions from manufacturing facilities that must be managed continuously, and can impact expansion activities.

As a result of the federal vehicle GHG standards that were finalized in May 2010 and came into effect in January 2011, CO2 and other GHGs were deemed to be pollutants subject to regulation under the Clean Air Act. Consequently, in May 2010, EPA issued a regulation that phased in new requirements for operating permits for facilities based on annual emissions of GHGs from manufacturing plants. The rule tailors the application of two operating permit programs, the prevention of significant deterioration program and the Title V program, to facilities based on their emissions level, industrial category, and current permit status. EPA has issued further rulemaking and guidance on the requirement, though questions still remain on rules regarding the use the “best available control technology” and other matters. There is litigation by a variety of U.S. manufacturers and trade associations that has reached the U.S. Supreme Court that is challenging the model year 2012 through 2016 light duty GHG rule, insofar as that rule triggered regulatory control of GHG emissions from U.S. manufacturing facilities. If this litigation is successful in voiding the vehicle GHG rule for model year 2012 through 2016, we could be subject to the stricter California standards in both California and in the states that adopted the California standards, which outcome could cause us to incur additional expenses for the modification of vehicles, or could limit the sale of certain vehicles. These new facility-based GHG requirements will apply to most of our U.S. manufacturing and other facilities, may require us to install additional pollution control equipment and/or change operating processes.

We currently expect to spend an aggregate of approximately $63 million in 2013 for pollution control equipment and other capital expenditures at our North American facilities in connection with stationary source standards for controlling air and water pollution and hazardous waste. We expect facility-related environmental requirements applicable to our industry to become more stringent over time, and significant expenditures could be required to comply with environmental requirements that may be adopted, amended or imposed in the future or as a result of changes in interpretation or results of litigation relating to existing or pending requirements.

Occupational Safety

The federal Occupational Safety and Health Administration, or OSHA, enforces and promulgates regulations under the Occupational Safety and Health Act of 1970, as amended, or the OSH Act. These laws establish certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to affect the health and safety of our employees, including that which could cause death or serious injury. In particular, we must comply with safety and toxicological standards promulgated by OSHA, as well as various record keeping, disclosure and procedural requirements that apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business to comply with the OSH Act and other state and local laws and regulations. Any failure to comply with these regulations could result in fines by government authorities and payment of damages to private litigants and affect our ability to service our customers and adversely affect our consolidated results of operations.

Employees

The following summarizes the number of our salaried and hourly employees as of September 30, 2013 and as of December 31 of the respective years:

	September 30, 2013	December 31
		2012	2011	2010	2009	2008(1)
Salaried	20,110	18,558	16,116	13,706	12,405	12,951
Hourly	52,459	46,977	39,571	37,917	34,921	39,240

Total	72,569	65,535	55,687	51,623	47,326	52,191

(1)	Chrysler Group began operations on June 10, 2009. The above includes employees of Old Carco at December 31, 2008.

The increases in our total workforce in 2012 and during the nine months ended September 30, 2013, were primarily attributable to the hiring of manufacturing employees to support our current and anticipated production volumes, as well as additional engineering, research and development and other highly skilled employees to support our product development, sales, marketing and other corporate activities. The increases in our salaried workforce in 2010 and 2011 were largely attributable to our increased hiring of engineers and other research and development employees.

In the U.S. and Canada combined, substantially all of our hourly employees and approximately 20 percent of our salaried employees were represented by unions under collective bargaining agreements, which represented approximately 65 percent of our worldwide workforce as of September 30, 2013. The UAW and Unifor (formerly the CAW) represent substantially all of these represented employees in the U.S. and Canada, respectively.

In October 2011, the UAW ratified a new four-year national collective bargaining agreement. The provisions of this agreement, which cover approximately 38,000 U.S. hourly and salaried employees as of September 30, 2013, continued many of the concessions achieved through the 2009 amendments, but also include certain opportunities for success-based compensation based upon certain quality metrics and financial performance. The agreement provides UAW-represented employees with a simplified profit sharing plan that is directly aligned with our profitability.

In September 2012, the CAW (which merged with the Communications, Energy and Paperworkers Union in September 2013 to form a new union called Unifor) ratified a new four-year collective bargaining agreement. The provisions of this new agreement provide for a lump sum payment to eligible Unifor employees in each of the four years. In addition, the agreement maintains the current wage rates through September 2016 for employees hired prior to September 24, 2012, or traditional employees, and starts employees hired on or after September 24, 2012 at a lower wage rate that can increase to the current maximum wage rate of traditional employees at the end of ten years. The new agreement expires in September 2016.

Cyclical Nature of Business

As is typical in the automotive industry, our vehicle sales are highly sensitive to general economic conditions, availability of low interest rate new vehicle financing for dealers and consumers and other external factors, including fuel prices, and as a result may vary substantially from quarter to quarter and year to year. Retail consumers tend to delay the purchase of a new vehicle when disposable income and consumer confidence are low. In addition, our vehicle production volumes and related revenues may vary from month to month, sometimes due to plant shutdowns, which may occur for several reasons, including production changes from one model year to the next. Model year changeovers occur throughout the year. Plant shutdowns, whether associated with model year changeovers or other factors, such as temporary supply interruptions, can have a negative impact on our revenues and a negative impact on our working capital as we continue to pay suppliers under standard contract terms while we do not receive proceeds from vehicle sales. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —Working Capital Cycle for additional information.

Properties

We own or lease 36 principal manufacturing facilities, of which 22 are located in the U.S., seven in Mexico, six in Canada and one in South America. These manufacturing facilities primarily consist of vehicle assembly plants, powertrain plants, and metal stamping plants. Our manufacturing facilities in the U.S. are primarily located in Michigan, Indiana, Ohio, and Illinois. We own our principal engineering and research facilities and general offices, which are located in Auburn Hills, Michigan and include approximately 5.4 million square feet on 465 acres, including our 4.8 million square foot technology center.

We own proving grounds located in Michigan and Arizona, and a vehicle evaluation center located in Florida, which allow us to test vehicle performance and safety in a wide variety of environments. We operate numerous parts distribution facilities throughout the world which are primarily located in the U.S., Canada and Mexico. These locations facilitate the distribution of service and accessory parts to our dealer network and include a combination of owned and leased facilities.

We own or lease various dealership and vehicle storage properties in the U.S., Canada and Japan, which we in turn lease to our dealers. Our warehouses and sales offices are primarily leased and are located all over the world, including in the U.S., Canada and Mexico.

Other than our Auburn Hills headquarters, substantially all of our owned facilities and principal properties located in the U.S. are encumbered by mortgages that secure the Senior Credit Facilities and the Secured Senior Notes. Certain of our owned facilities in Mexico have been placed in special purpose trusts to secure the repayment of the Mexican development banks credit facilities. See Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources for additional information.

We believe that our properties are suitable and adequate for the manufacture, assembly, distribution and sale of our products. As part of our strategic planning and operations, we monitor our production capacity in relation to developing and anticipated industry changes and market conditions. We also adjust our capacity by selling, expanding or downsizing various production facilities or by adding or eliminating shifts, subject to restrictions contained in our collective bargaining agreements with unions.

Legal Proceedings

Various legal proceedings, claims and governmental investigations are pending against us on a wide range of topics, including vehicle safety; emissions and fuel economy; dealer, supplier and other contractual relationships; intellectual property rights; product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including air bags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death, and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

In addition, following the reorganization transactions described herein, we will become a party to a proceeding before the Chancery Court regarding the interpretation of the call option agreement. See Our Structure and Company Conversion. We will enter into an agreement with Fiat under which Fiat will assume the management of, and responsibility for, such litigation, indemnify us for any losses we may incur in connection with such litigation and receive all the rights that we may have as a party to such litigation. Fiat will also be financially responsible for paying the consideration for the exercised options to the VEBA Trust, which has agreed to look only to Fiat for payment.

MANAGEMENT

Directors

The names and ages, as of November 22, 2013, and certain background information relating to our directors are set forth below:

Sergio Marchionne

Age	61

Director Since	June 2009

Term Expires	June 10, 2014

Principal Occupation	Chief Executive Officer, Chief Operating Officer and President of Chrysler Group LLC and Chief Executive Officer of Fiat S.pA. Mr. Marchionne leads Fiat S.p.A.’s Group Executive Council, and is Chief Operating Officer of its NAFTA region since September 2011.

Recent Business Experience

Mr. Marchionne serves as Chief Executive Officer of Fiat S.p.A. and Fiat Group Automobiles S.p.A., and has held these roles since May 2004 and February 2005, respectively. Prior to joining Fiat, Mr. Marchionne served as Chief Executive Officer of SGS SA, Chief Executive Officer of the Lonza Group Ltd., and Chief Executive Officer of Alusuisse Lonza (Algroup). He also served as Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Group after serving as Vice President of Finance and Chief Financial Officer of Acklands Ltd. and Executive Vice President of Glenex Industries. Mr. Marchionne holds a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, Canada and a Master of Business Administration from the University of Windsor, Canada. Mr. Marchionne also holds a Bachelor of Arts with a major in Philosophy and minor in Economics from the University of Toronto.

Mr. Marchionne’s extensive experience at Fiat provides the Board with expertise in the automotive industry, especially with respect to the cost discipline and collaboration strategies with Fiat needed to achieve our Company’s business plan. In September 2011, Mr. Marchionne was elected Chairman of the Board.

Outside Directorships	Mr. Marchionne serves on the Board of Directors of Philip Morris International Inc. and as Chairman of SGS SA headquartered in Geneva. Additionally, Mr. Marchionne serves as Executive Chairman of CNH Industrial N.V., and as a director of Exor S.p.A., a shareholder of Fiat and CNH Industrial N.V. Mr. Marchionne is the President of ACEA (European Automobile Manufacturers Association). He previously served as appointed non-executive Vice Chairman and Senior Independent Director of UBS AG as well as a director of Fiat Industrial S.p.A.

Arrangements	Mr. Marchionne was appointed as a director by Fiat in accordance with the terms of Chrysler Group LLC’s governance documents, and we expect that he will continue to be a director in accordance with the terms of the Stockholders’ Agreement to be put in place immediately prior to this offering.

Léo W. Houle

Age	66

Director Since	September 2011

Term Expires	June 10, 2014

Principal Occupation	Retired

Recent Business Experience

Mr. Houle served as Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 to July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centers. In 1987, he joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group, at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd.

Mr. Houle completed his studies at the College St-Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional from the Province of Ontario.

Mr. Houle’s broad experience in talent acquisition and employee development, as well as his management experience in a variety of industries, including manufacturing, provide the Board with valuable input on leveraging the Fiat-Chrysler Alliance.

Outside Directorships	Mr. Houle has been a director of CNH Industrial N.V. since September 2013 and formerly served as a director of CNH Global N.V.

Arrangements	Mr. Houle has been appointed as a director of Chrysler Group LLC by Fiat in accordance with the terms of Chrysler Group LLC’s governance documents, and we expect that he will continue to be a director in accordance with the terms of the Stockholders’ Agreement to be put in place immediately prior to this offering.

John B. Lanaway

Age	63

Director Since	September 2011

Term Expires	June 10, 2014

Principal Occupation	Self-employed Consultant and Director

Recent Business experience

Mr. Lanaway served as Executive Vice President and Chief Financial Officer, North America, of McCann Erickson North America, one of the largest marketing communications networks in the world, from November 2007 until June 2011. From January 2001 to November 2007, he held similar positions at Ogilvy North America. Previously, he has held the positions of Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited from 1999 to 2001; Chief Financial Officer of Algorithmics Incorporated from 1997 to 1999; and Senior Vice President and Chief Financial Officer at Spar Aerospace from 1995 to 1996. From 1985 to 1995, Mr. Lanaway held various positions with Lawson Mardon Group Limited, including Sector Vice President, Labels North America from 1993 to 1995; Group Vice President and Chief Financial Officer from 1989 to 1992; General Manager, Lawson Mardon Graphics from 1988 to 1989; and Vice President, Financial Reporting and Control from 1985 to 1987. At Deloitte & Touche, he served as Client Service Partner from 1980 to 1985 and as Student-Staff Accountant-Supervisor-Manager from 1971 to 1980. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto.

Mr. Lanaway’s broad experience in finance and management in a variety of industries, including manufacturing, provide the Board with a relevant strategic and financial perspective on implementation of the Company’s business plans.

Outside Directorships	Mr. Lanaway has been a director of CNH Industrial N.V. since September 2013 and formerly served as a director of CNH Global N.V.

Arrangements	Mr. Lanaway has been appointed as a director of Chrysler Group LLC by Fiat in accordance with the terms of Chrysler Group LLC’s governance documents, and we expect that he will continue to be a director in accordance with the terms of the Stockholders’ Agreement to be put in place immediately prior to this offering.

Robert G. Liberatore

Age	64

Director Since	June 2013

Term Expires	June 10, 2014

Principal Occupation	Consultant and Director

Recent Business Experience

In 1985, Mr. Liberatore joined Chrysler Corporation, where he held a series of management positions of increasing responsibility. He was appointed Vice President-Washington Affairs for Chrysler Corporation in 1993, continued his service under DaimlerChrysler AG, and retired as Group Senior Vice President and Head of Global External Affairs and Public Policy for Daimler in 2008. Mr. Liberatore also served as a consultant to Chrysler Group LLC in 2010.

Before joining Chrysler Corporation, Mr. Liberatore worked for 10 years in the U.S. Senate, first as legislative director for Sen. Floyd Haskell and then as staff director for Senate Leader Robert C. Byrd. From 1972 to 1975, he was an assistant treasurer and international corporate loan officer at Chase Manhattan Bank in New York and Kingston, Jamaica.

Mr. Liberatore’s broad experience in international affairs and policy, as well as his management experience in the auto industry, provide the Board with valuable input on leveraging the Fiat-Chrysler Alliance.

Outside Directorships	Mr. Liberatore formerly served as a director of Fiat Industrial S.p.A.

Arrangements	Mr. Liberatore has been appointed as a director of Chrysler Group LLC by Fiat in accordance with the terms of Chrysler Group LLC’s governance documents, and we expect that he will continue to be a director in accordance with the terms of the Stockholders’ Agreement to be put in place immediately prior to this offering.

Erickson N. Perkins

Age	58

Director Since	June 2012

Term Expires	June 10, 2014

Principal Occupation	Advisor to UAW Office of the President

Recent Business experience	Mr. Perkins is on the staff of the UAW Office of the President under UAW President Bob King, a role he has held since July 2010. In that capacity, he serves as Director of the UAW Strategic Research Department. From 2008 to 2009, he served as a consultant on various projects for the Service Employees’ International Union and also for the UAW. From 2006 to 2007 he served as Special Consultant to the UAW’s Ford Motor Company Department. From 1999 to 2007, Mr. Perkins served as an independent economic consultant advising trade unions, including the AFL-CIO and the UAW. From 1987 to 1996, he held various positions of increasing responsibility with Alliance

Capital Management L.P. (now AllianceBernstein L.P.), including Portfolio Manager and Senior Vice President, Director of European Research. Mr. Perkins graduated Phi Beta Kappa with Bachelor of Arts degrees in mathematics and economics from the University of Wisconsin-Madison (1983). He also earned a Master of Business Administration degree from the business school at the University of Wisconsin-Madison (1986).

Mr. Perkins has extensive experience in labor relations including for the U.S. automotive industry, and provides the Board with expertise as to labor and policy issues relevant to the industry.

Outside Directorships	Mr. Perkins serves as the UAW appointee to the Board of Directors of the National Institute for Health Care Reform.

Arrangements	Mr. Perkins has been appointed as a director of Chrysler Group LLC by the VEBA Trust with the consent of the UAW in accordance with the terms of Chrysler Group LLC’s governance documents, and we expect that he will continue to be a director in accordance with the terms of the Stockholders’ Agreement to be put in place immediately prior to this offering.

Ruth J. Simmons

Age	68

Director Since	June 2012

Term Expires	June 10, 2014

Principal Occupation	Professor, Department of Comparative Literature and the Department of Africana Studies, Brown University

Recent Business Experience	Ms. Simmons served as the President of Brown University from 2001-2012 and continues to hold the title of President Emerita. Before joining Brown University, Ms. Simmons served as President of Smith College from 1995 to 1999. She held the position of Vice Provost of Princeton University from 1992 to 1995 following her service as Provost of Spelman College from 1990 to 1992. From 1983 to 1990, Ms. Simmons held various positions of increasing responsibility until becoming Associate Dean of the Faculty, Princeton University. Previously, she has served as Assistant Dean and then Associate Dean, University of Southern California from 1979 to 1983, Acting Director of International Programs, California State University – Northridge from 1977 to 1979. Prior to that, Ms. Simmons served as Assistant Dean—College of Liberal Arts; Assistant Professor of French, University of New Orleans from 1975 to 1977 and as Admissions Officer at Radcliffe College from 1970 to 1975. From 1968 to 1970, Ms. Simmons served as an Instructor in French at George Washington University following her service as an Interpreter – Language Services Division at the U.S. Department of State. Ms. Simmons is a graduate of Dillard University in New Orleans (1967), and received her Ph.D. in Romance languages and literatures from Harvard University (1973). Ms. Simmons is a Fellow of the American Academy of Arts and Sciences and a member of the Council on Foreign Relations.

Ms. Simmons has significant leadership experience from her career as a university administrator, during which time she developed professionals in a wide variety of technical fields, including engineering. She also brings to the Board her familiarity with a broad range of operational issues, including technology and manufacturing, as a result of her many experiences as a board member for other large, global companies across several industries.

Outside Directorships	Ms. Simmons currently serves on the board of Mondelez International and Texas Instruments. She has also served on the boards of the Goldman Sachs Group Inc., Pfizer Inc., Metropolitan Life Insurance Company, the Bill & Melinda Gates Millennium Scholars Program, and the Fulbright Prize Selection Committee.

Arrangements	Ms. Simmons was appointed as a director by a committee of the independent directors of the Board in accordance with the terms of Chrysler Group LLC’s governance documents and we expect that she will continue to be a director in accordance with the terms of the Stockholders’ Agreement to be put in place immediately prior to this offering.

Douglas M. Steenland

Age	62

Director Since	July 2009

Term Expires	June 10, 2014

Principal Occupation	Retired

Recent Business Experience

Mr. Steenland served as the Chief Executive Officer and President of Northwest Airlines Corporation from 2004 to 2008 when Northwest merged with Delta Air Lines. While CEO, he oversaw the voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code of Northwest in 2005 and its emergence from bankruptcy protection in 2007. Before becoming CEO in 2004, Mr. Steenland held a variety of positions at Northwest including President, Executive Vice President and Chief Corporate Officer, and General Counsel. Prior to joining Northwest, Mr. Steenland worked as a Senior Partner in the Washington D.C. law firm of Verner, Liipfert, Bernhard, McPherson and Hand (now part of DLA Piper). Mr. Steenland also currently serves as a Senior Advisor to the Blackstone Group. Mr. Steenland holds a Bachelor’s Degree in history from Calvin College (Michigan) and a Juris Doctor from George Washington University Law School.

Mr. Steenland’s experience in the transportation industry, as well as his particular experience in leading a major airline through and following bankruptcy restructuring, provide the Board with valuable experience in global management and corporate restructuring.

Outside Directorships	Mr. Steenland serves on the boards of several public companies, including American International Group Inc., Digital River, Inc. and Travelport Limited. Mr. Steenland also serves on the boards of Hilton Worldwide, Performance Food Group and RGIS, Inc. Mr. Steenland previously served on the boards of Delta Air Lines Inc. and Northwest Airlines Corporation.

Arrangements	Mr. Steenland was originally appointed as a director by the U.S. Treasury and was subsequently reappointed by a committee of the independent directors of the Board in accordance with the terms of Chrysler Group LLC’s governance documents and we expect that he will continue to be a director in accordance with the terms of the Stockholders’ Agreement to be put in place immediately prior to this offering.

Ronald L. Thompson

Age	64

Director Since	July 2009

Term Expires	June 10, 2014

Principal Occupation	Retired

Recent Business Experience

Until 2005, Mr. Thompson owned and operated the Midwest Stamping Company of Maumee, Ohio, a manufacturer of medium and heavy gauge metal components for the automotive market. Mr. Thompson was a faculty member at Old Dominion University, Virginia State University and the University of Michigan. Mr. Thompson holds a Bachelor of Business Administration from the University of Michigan, and a Master of Science and a Ph.D. in Agricultural Economics from Michigan State University.

Mr. Thompson’s breadth of experience in leading industrial and financial companies, as well as his background serving on various boards of directors, provides the Board with valuable corporate governance, oversight and industry experience, including restructuring. Mr. Thompson serves as our Lead Director.

Outside Directorships	Mr. Thompson serves as Chairman of the Board of Trustees for Teachers Insurance and Annuity Association, as a member of the Advisory Board of Plymouth Venture Partners II Fund and was recently elected to serve on the board of the Medical University of South Carolina Foundation. He has served as a Member of the Board of Trustees of Washington University in St. Louis and has additionally served on the boards of Ralston Purina Company, McDonnell Douglas Corporation, Commerce Bank of St. Louis, GR Group (U.S.), Illinova Corporation, Interstate Bakeries Corporation, Midwest Stamping Company and Ryerson Tull, Inc. He was also a member of the Board of Directors of the National Association of Manufacturers.

Arrangements	Mr. Thompson was originally appointed as a director by the U.S. Treasury and was subsequently reappointed by a committee of the independent directors of the Board in accordance with the terms of Chrysler Group LLC’s governance documents and we expect that he will continue to be a director in accordance with the terms of the Stockholders’ Agreement to be put in place immediately prior to this offering.

Stephen M. Wolf

Age	72

Director Since	July 2009

Term Expires	June 10, 2014

Principal Occupation	Managing Partner of Alpilles LLC

Recent Business Experience

Mr. Wolf has served as Managing Partner of Alpilles LLC, a private investment company, since 2003. He has previously served as Chairman and Chief Executive Officer of US Airways Group, Inc. and US Airways, Inc. and oversaw the voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code of U.S. Airways Group, Inc. in 2002 and its emergence from bankruptcy protection under a plan of reorganization in 2003. Before joining US Airways, Mr. Wolf was Senior Advisor to the investment banking firm Lazard Frères & Co. LLC. Other prior roles include Chairman and Chief Executive Officer of UAL Corporation and United Airlines Inc., Chairman and Chief Executive Officer of Tiger International, Inc. and The Flying Tiger Line, Inc., President and Chief Executive Officer of Republic Airlines and President and Chief Operating Officer of Continental Airlines. Mr. Wolf holds a bachelor’s degree in sociology from San Francisco State University.

Mr. Wolf’s experience in the transportation and finance industries, as well as his particular experience in leading a major airline through and following bankruptcy restructuring, provide the Board with valuable experience in global management and corporate restructuring.

Outside Directorships	Mr. Wolf serves as a member of the Board of Directors of Philip Morris International and Chairman of the Board of R. R. Donnelley & Sons Company. Mr. Wolf also serves as Chairman of the Advisory Board of Trilantic Capital Partners, previously Lehman Brothers Merchant Banking. Mr. Wolf had served as Chairman of Lehman Brothers Private Equity Advisory Board.

Arrangements	Mr. Wolf has been appointed as a director of Chrysler Group LLC by Fiat in accordance with the terms of Chrysler Group’s Chrysler Group LLC’s governance documents, and we expect that he will continue to be a director in accordance with the terms of the Stockholders’ Agreement to be put in place immediately prior to this offering.

Executive Officers of Chrysler Group

The names and ages, as of November 22, 2013, of our executive officers and their positions and offices are as follows:

Name	Position(s)	Age	First Elected to Officer Position
Sergio Marchionne	Chief Executive Officer, Chief Operating Officer and President	61	2009

Steven G. Beahm	Senior Vice President — Supply Chain Management(1)	50	2013

Douglas D. Betts	Senior Vice President — Quality	50	2009

Reid A. Bigland	Senior Vice President — Head of U.S. Sales and Head of Ram Truck Brand; President and Chief Executive Officer of Chrysler Canada Inc.	46	2011

Mark M. Chernoby	Senior Vice President — Engineering; Vice President — Product Committee Coordinator	52	2009

Olivier J. Francois	Chief Marketing Officer	52	2011

Ralph V. Gilles	Senior Vice President — Product Design; Head of SRT Brand and Motorsports	43	2009

Pietro Gorlier	Senior Vice President — Mopar Brand Service, Parts and Customer Care	51	2009

Michael J. Keegan	Senior Vice President — Supply Chain Management(2); Corporate Sustainability Officer	47	2009

Scott G. Kunselman	Senior Vice President — Purchasing and Supplier Quality	50	2012

Marjorie H. Loeb	Senior Vice President — General Counsel and Secretary	49	2013

Michael Manley	Senior Vice President — International and Head of Jeep Brand	49	2009

Richard K. Palmer	Senior Vice President and Chief Financial Officer	46	2009

Nancy A. Rae	Senior Vice President — Human Resources(3)	57	2009

(1)	Replacing Michael J. Keegan as Senior Vice President— Supply Chain Management effective January 1, 2014.
(2)	Replacing Nancy A. Rae as Senior Vice President — Human Resources effective January 1, 2014.
(3)	Retirement effective January 31, 2014.

Each of the Executive Officers named above, excluding Messrs. Marchionne, Francois, Gorlier, and Palmer and Ms. Loeb, has been employed by the Company, Old Carco, and/or the Company’s subsidiaries for more than five years.

Mr. Marchionne joined the Company in 2009. He has held various leadership positions with Fiat or its subsidiaries since 2004. See —Directors, above.

Mr. Francois joined the Company in 2009. He has held various vehicle and brand marketing leadership positions with Fiat or its subsidiaries since 2005.

Mr. Gorlier joined the Company in 2009. He has held various directorships and dealer network and customer care leadership positions with Fiat or its subsidiaries since 2003.

Mr. Palmer joined the Company in 2009. He has held various financial leadership positions with Fiat or its subsidiaries since 2003.

Ms. Loeb joined the Company in the Office of the General Counsel in 2010. Prior to joining the Company, Ms. Loeb was Assistant General Counsel – Corporate and Securities and Assistant Secretary of Delphi Corporation.

Each officer is elected to hold office until a successor is chosen or as otherwise provided in Chrysler Group LLC’s governance documents. Each of these officers will be elected to such positions in Chrysler Group Corporation upon conversion of Chrysler Group LLC, and will be elected to hold office until a successor is chosen or as otherwise provided in our by-laws.

Corporate Governance

Management of the Company

As a Delaware corporation upon consummation of the Company Conversion described in Our Structure and Company Conversion, we will be governed by a board of directors which has exclusive and complete authority and discretion to oversee our operations and affairs and to approve all major decisions regarding our business. Subject to the rights of Fiat and the VEBA Trust to approve certain major transactions as described in Description of Capital Stock —Major Decisions, any action authorized by the Board will constitute an act of ours and serve to bind us. Authorized actions by the Board require an affirmative vote of a majority of the directors present at a meeting at which at least a quorum is present.

Board of Directors and Nominees

The Board consists of nine members. Seven directors meet the definition of independent director under the Stockholders’ Agreement. See Certain Relationships and Related Party Transactions —Director Independence. Pursuant to the terms of our Stockholders’ Agreement, which shall be adopted as part of the Company Conversion, the Board is required to include at least three independent directors (as defined in our Stockholders’ Agreement, which will require independence from both the Company and any holder designating such director to the Board), as we have elected to take advantage of the “controlled company” exceptions to the NYSE listing rules. Under the NYSE listing rules, a “controlled company” may elect not to comply with certain stock exchange corporate governance requirements, including: (i) the requirement that a majority of the Board consist of independent directors, as defined by such listing rules, (ii) the requirement that we have a nominating and corporate governance committee composed entirely of independent directors with specified responsibilities, and (iii) the requirement that our compensation committee be composed entirely of independent directors. Accordingly, you do not have the same protections accorded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act of 2002 and the NYSE listing rules, which require that our Audit Committee be composed of at least three independent directors.

If we cease to qualify as a “controlled company”, the Board would be required to have a majority of independent directors. Currently eight of our directors meet the definition of “independent director” under the NYSE listing rules.

Fiat. Under the Stockholders’ Agreement, Fiat will have the right to designate up to five directors while it holds a majority of the total outstanding shares of our common stock. If Fiat were to own less than a majority of the total outstanding shares of our common stock, its rights to designate directors would be modified accordingly. As long as Fiat owns 35 percent or more of the total outstanding shares of our common stock, but owns less than a majority, it may continue to designate up to four directors, and Fiat may continue to designate three directors if it owns less than 35 but at least 20 percent of the total outstanding shares of our common stock.

VEBA Trust. Under the Stockholders’ Agreement, for so long as the VEBA Trust or its 100 percent owned subsidiaries own 15 percent or more of the total outstanding shares of our common stock, it will have the right to designate one director. If the VEBA Trust were to own less than 15 percent of the total outstanding shares of our common stock, it would be required to remove its elected director or cause such director to resign. Pursuant to the terms of the Stockholders’ Agreement, the VEBA Trust’s appointee to the Board is also subject to the prior written consent of the UAW.

The balance of the Board are independent directors (as defined by the Stockholders’ Agreement) who will be nominated for election by a majority of all of our independent directors, including all of the independent directors that are appointed by Fiat or the VEBA Trust. Under the Stockholders’ Agreement, Fiat and the VEBA Trust agree to vote their shares in accordance with the nominations of these independent directors, subject to certain major decisions discussed in Description of Capital Stock —Major Decisions. Each of Fiat and the VEBA Trust shall cause its appointed directors to resign or be removed in accordance with the designation rights described above should the portion of the total outstanding shares of our common stock owned by either Fiat or the VEBA Trust fall below the abovementioned thresholds.

If any director designated as described above for any reason ceases to serve as a member of the Board either during such director’s term of office or because such director’s term of office has expired, we will take at any time and from time to time all actions necessary to cause the vacancy created thereby to be filled as promptly and practicable by a nominee of the stockholder entitled to designate such director. Pursuant to the terms of the Stockholders’ Agreement, the removal of the director designated by the VEBA Trust will require the written consent of the UAW. If any other director for any reason ceases to serve as a member of the Board either during such director’s term of office or because such director’s term of office has expired, we will take at any time and from time to time all actions necessary to cause such vacancy to be filled by a majority of the independent directors then in office, although less than a quorum, or in the event there is only one remaining independent director, by the sole remaining independent director. Our directors hold office until their successors have been elected and qualified or, if earlier, until their death, resignation or removal.

Upon the consummation of the Company Conversion, our directors will serve one-year terms. Upon the expiration of said one-year terms, our directors will be elected for one-year terms at the annual meeting of stockholders held during the year in which such term expires.

Committees of the Board of Directors

The Board has an Audit Committee, a Compensation and Leadership Development Committee, or Compensation Committee, and a Governance Committee, each of which operates pursuant to a charter adopted by the Board. Upon the consummation of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NYSE, and the SEC rules and regulations, subject to our ability to avail ourselves of the exemptions available for “controlled companies” under the NYSE listing rules.

Audit Committee

Messrs. Steenland, Thompson and Lanaway currently serve on our Audit Committee, which is chaired by Mr. Steenland. Upon consummation of this offering, we expect that each of the current members of our Audit Committee will qualify as independent under the listing rules of the NYSE, and satisfy the independence requirements of Section 10A(m)(3) of the Securities Exchange Act of 1934, or Exchange Act. At least one of the members of our Audit Committee must be appointed by Fiat pursuant to our by-laws. The Board has determined that each of the current members of our Audit Committee is an “audit committee financial expert” as defined in Section 3(a)(58) of the Exchange Act and the related SEC rules. Our Audit Committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent auditor;

•	reviewing the overall audit plan with the independent auditor and members of our management;

•	reviewing and discussing with management and the independent auditor our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending, based upon the Audit Committee’s review and discussions with management and the independent auditor, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	preparing the Audit Committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases and scripts.

Upon consummation of this offering, our Audit Committee’s charter will be available on our web site at http://                                         under the heading Corporate Governance.

Governance Committee

We have a Governance Committee. The Governance Committee is not required to meet the listing rules of the NYSE for Nominating and Corporate Governance Committees, as we have availed ourselves of the exemption available to “controlled companies” under the NYSE listing rules. Each member of our Governance Committee must be appointed by the Board and must be independent of the Company under the NYSE listing rules. The Governance Committee’s responsibilities will include reviewing related party transactions (including those involving Fiat). The Governance Committee will review any related party transaction that involves aggregate payments in excess of $25 million and, if all of the disinterested directors of the Board are members of such committee, approve, ratify or reject such transaction, or if all of the disinterested directors of the Board are not members of such committee, provide a recommendation for such transaction to all of the disinterested directors of the Board. Related party transactions are then approved by such disinterested directors.

Upon consummation of this offering, our Governance Committee’s charter will be available on our web site at http://                                          under the heading Corporate Governance.

Compensation Committee

Messrs. Wolf and Houle and Ms. Simmons currently serve on our Compensation Committee, which is chaired by Mr. Wolf. Although we are not required to have only independent directors on our Compensation Committee due to our decision to avail ourselves of an exemption available to “controlled companies” under the NYSE listing rules, upon consummation of this offering, we expect that each of the current members of our Compensation Committee will qualify as independent under the listing rules of the NYSE. Governor Blanchard had also served on our Compensation Committee until his term expired in June 2012, and the Board had determined he was independent. At least one of the members of our Compensation Committee must be appointed by Fiat pursuant to our by-laws and the Board must appoint as chairperson of the Compensation Committee a director designated by Fiat. Our Compensation Committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation, welfare, benefit and pension and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the Board with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Upon consummation of this offering, our Compensation Committee’s charter will be available on our web site at http://                                          under the heading Corporate Governance.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or our Compensation Committee. No member of our Compensation Committee has ever been an officer or employee of ours. There are no family relationships among any of our directors or executive officers.

Risk Oversight

The Board has an oversight role, as a whole and also at the committee level, in overseeing management of our risks. The Board regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. The Compensation Committee is responsible for overseeing the management of risks relating to our employee compensation plans and arrangements and the Audit Committee oversees the management of financial risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire Board is regularly informed through committee reports about such risks.

Risk and Compensation Policies

Our management, at the direction of the Board, has reviewed our employee compensation policies, plans and practices to determine if they create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us. In conducting this evaluation, management has reviewed our various compensation plans, including our incentive and bonus plans, equity award plans and severance compensation plans, to evaluate risks and the internal controls we have implemented to manage those risks. In completing this evaluation, the Board and management believe that there are no unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.

Accounting and Auditing Concerns

Our Audit Committee has established procedures to receive, retain and treat complaints regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. We have a long standing established confidential hotline by which employees can seek guidance and/or communicate concerns or complaints regarding these matters.

Integrity Code and Code of Business Conduct and Ethics

The Company’s Integrity Code governs the ethical conduct of our employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The Company will adopt a separate Code of Business Conduct and Ethics to govern the ethical conduct of our directors. A copy of the Integrity Code, as well as a policy statement directed specifically to these senior finance officers is available, and a copy of the Code of Business Conduct and Ethics will be available, on our corporate website at http://                                        . Any waivers granted to our senior finance officers or directors will be posted on the website as well.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

Overview

The compensation provided to our named executive officers for 2012, our most recently completed fiscal year, is set forth in detail in the 2012 Summary Compensation Table and other tables and our accompanying audited consolidated financial statements and narrative material that follow this section. This section explains the approved compensation for each of our named executive officers in 2012, our compensation structure components and the process for making our 2012 compensation decisions. Our named executive officers for 2012, which consist of those individuals who appear in the 2012 Summary Compensation Table, were: Sergio Marchionne, our Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer; Richard Palmer, our Senior Vice President and Chief Financial Officer; Holly Leese, our former Senior Vice President, General Counsel and Secretary; Nancy Rae, our Senior Vice President, Human Resources; and Michael Manley, our Senior Vice President —International and Head of Jeep Brand.

Prior to June 10, 2009, each of our named executive officers (other than Messrs. Marchionne and Palmer) was employed and compensated by Old Carco. Pursuant to the terms of the Master Transaction Agreement, employees of Old Carco became employees of ours and we assumed certain employee benefit plans, programs, policies and arrangements (and related assets and liabilities) from Old Carco, subject to the condition that such assumed plans, programs, policies and arrangements comply in all respects with the Emergency Economic Stabilization Act of 2008, or EESA, as amended by the American Recovery and Reinvestment Act of 2009, as it may be amended, and any guidance issued by a regulatory authority thereunder and any other applicable law in effect at the time. With limited exceptions related to contractual retirement benefits, at the time of the 363 Transaction in June 2009, we did not assume any individual agreements (including employment, severance, change in control or retention agreements) with the top 25 most highly compensated employees, including Ms. Leese, Ms. Rae and Mr. Manley.

In addition, in connection with the 363 Transaction and our credit agreements with the U.S. Treasury and the EDC, we agreed to comply with the restrictions on executive privileges and compensation established under section 111 of EESA. On April 20, 2011 we agreed with the U.S. Treasury that we would only be subject to EESA as long as the U.S. Treasury continued to hold our equity. On July 21, 2011, the U.S. Treasury sold its Class A Membership Interests to FNA LLC and therefore, as of that date, we were no longer bound by the restrictions of EESA. Accordingly, while the Troubled Asset Relief Program, or TARP, compensation restrictions (including oversight by the office of the Special Master for TARP Executive Compensation, or the Special Master) continued to apply to compensation awarded to certain of our employees (including our named executive officers) before July 21, 2011, compensation awarded after that date was not subject to TARP restrictions. Nevertheless, we decided that our compensation decisions would continue to be guided by EESA and the terms of our prior credit agreements with the U.S. Treasury and EDC throughout 2011.

In light of the lapse of TARP compensation restrictions, in February 2012, the Compensation Committee decided it was an appropriate opportunity to reevaluate our existing annual and long-term incentive programs applicable to all employees, including the named executive officers. Following such review, the Compensation Committee agreed to cease any further grants under our Deferred Phantom Share Plan for our named executive officers and other senior executives. In place of that plan, the Compensation Committee deemed these individuals eligible to receive an annual cash award under our existing Performance and Leadership Management Award Plan, or PLM Plan. The Compensation Committee also adopted the 2012 Long Term Incentive Plan, or 2012 LTIP, and agreed to cease making further grants under our existing Restricted Stock Unit Plan. A final grant of restricted stock units related to the 2011 performance year was made on January 30, 2012.

Our compensation philosophy continues to center on our commitment to maintain responsible compensation practices that pay for performance, allow us to attract and retain capable and experienced professionals, and motivate our executives to help us achieve our targets for long-term growth and appreciation in value. We are focused on optimizing a culture where outstanding leadership and performance are rewarded and recognized.

2012 Compensation Principles

During 2012, our compensation philosophy, as described above, was consistent with the following eight principles, which the Compensation Committee considered when designing our compensation structure and awarding compensation to our employees. These compensation principles are core to our compensation philosophy and serve as a guide when designing our compensation structure and awarding compensation to our employees.

Principle	Guiding Factor(s)

Culture	Compensation programs should drive the desired leadership behaviors and business results.

Risk	The compensation structure must avoid incentives that would encourage employees to take unnecessary or excessive risks that could threaten our value.

Sustainability	Compensation programs aligned to our business strategy will enable us to remain a competitive enterprise.

Attraction and Retention	Compensation and benefit programs should enable the recruitment and retention of top talent at all levels.

Appropriate Balance	Our compensation structure should appropriately allocate total compensation to fixed and variable pay elements, resulting in an appropriate mix of salary and long- and short-term compensation elements based on the specific role of the employee and other relevant circumstances.

Performance-based Compensation	An appropriate portion of compensation needs to be performance-based over a relevant performance period.

Comparable Structures and Payments	The compensation structure and amounts payable should be consistent with the compensation structure and amounts payable for employees in similar positions or roles at similar entities that are similarly situated.

Employee Contributions to Value	The compensation programs should reflect the current or prospective contributions of the individual employee to our value.

These principles represent sound compensation practices while supporting our business and financial objectives.

Compensation Components

We are committed to offering competitive pay to attract, retain and engage extraordinary talent. Our compensation programs are market competitive, aligned to the 2010-2014 Business Plan, and designed to reinforce a high performance work culture where outstanding leadership and performance are both recognized and rewarded. Our success depends on innovative, bright, and high performing employees. We are committed to offering competitive rewards that drive increased performance and accountability and allow us to differentiate based on leadership and individual performance.

Our compensation programs are competitive with our peer group companies, based on extensive compensation survey data. Competitiveness is measured by looking at total program value relative to our comparator group. Consistent with the eight compensation principles guiding our compensation program, our 2012 compensation arrangements for our senior leadership including our named executive officers (other than Mr. Marchionne), included the following components:

Compensation Component	Why it is Important

Cash base salary	Cash base salary is a critical component to providing income security to our workforce and enables us to recruit and retain highly talented and engaged employees.

Cash award under the PLM Plan	Aligns all salaried employees to work for common goals and is linked to both our performance as a company and an individual’s performance.

LTIP Performance Share Units, or LTIP PSUs, under the 2012 LTIP	This award is linked to the achievement of our objectives and rewards long-term performance, commitment to the 2010-2014 Business Plan and contributes to our sustainability.

LTIP Restricted Share Units, or LTIP RSUs, under the 2012 LTIP	This award recognizes individual contribution and leadership which are essential to our future growth and success.

Retirement benefits	These benefits demonstrate our commitment to the financial well-being of employees now and in the future.

Other benefits and perquisites	These programs support our ability to recruit and retain the top talent needed to achieve business success.

We believe that the mix of cash/non-cash and short-term/long-term incentives provides an appropriate balance between our longer-term business objectives and shorter-term retention and competitive needs.

Cash Base Salary

Base pay is a critical component to providing income security to our workforce and enables us to recruit and retain highly talented and engaged employees. We provide our named executive officers (other than Mr. Marchionne who received no cash base salary in 2012) and other employees with a cash base salary to compensate them for services rendered on a day-to-day basis during the year. Base salaries provide stable compensation to our top employees, allow us to recruit and retain highly talented and dedicated employees and, through periodic salary adjustments, provide a basis upon which our top employees may be rewarded for individual performance and increased scope and significance of responsibilities. The base pay of all salaried employees is reviewed against market data annually providing an opportunity to make market adjustments. When considering adjustments, we consider individual performance and the level of pay compared to similar positions in the market.

Our Compensation Committee reviews base salary levels of our named executive officers annually to determine whether an adjustment is warranted or necessary. The Compensation Committee takes into account numerous factors in making its determination, none of which are dispositive or individually weighted, including our financial performance, the state of our industry, the named executive officer’s relative importance and responsibilities, the named executive officer’s location, the named executive officer’s track record in meeting his or her performance objectives and comparable salaries paid to other executives with similar experience in our compensation peer group, as described below. Mr. Palmer’s base salary increased from $537,000 to $650,000 in 2012 and Mr. Manley’s base salary increased from $460,000 to $610,000 in 2012, reflecting the increased scope of their responsibilities resulting from the Company’s expanding global operations.

In February 2013, Mr. Palmer’s base salary was increased from $650,000 to $750,000, effective January 1, 2013. In addition, on November 19, 2013, the Compensation Committee approved changes to the compensation of Mr. Palmer, in connection with his transition from expatriate status to local employee status in the United States, effective December 1, 2013, and the related cessation of employee benefit entitlements under Italian pension and health arrangements together with cessation of standard expatriate benefits. Effective December 1, 2013, the Fiat employer contributions on behalf of Mr. Palmer with respect to certain Italian pension and health arrangements, as disclosed below in Certain Relationships and Related Party Transactions —Other Transactions with Fiat, will discontinue, Mr. Palmer’s annual base salary will increase from $750,000 to $950,000 and Mr. Palmer will receive 30,242 LTIP PSUs.

We are committed to offering competitive pay, including base salaries. In support of this objective, we participate in a number of major compensation surveys and periodically review our compensation structure to ensure competitive alignment. In 2012, we utilized survey results from Aon Hewitt and Towers Watson as our primary source in the analysis and determination of executive base pay. Our executive compensation consultant, Mercer (US) Inc., or Mercer, provided additional analysis and counsel in benchmarking compensation components against the peer group and making recommendations. Overall, we target the 50th percentile for annual base salary and adjust accordingly taking into consideration the factors described above. Targeting the 50th percentile demonstrates our desire to not only ensure the competitive base pay of our executives but also our continued focus on fiscal responsibility.

Base salaries of the named executive officers are reported in —Compensation of the Named Executive Officers —2012 Summary Compensation Table, below.

Cash Award under the PLM Plan

The PLM Plan is an annual cash award program that covers all salaried employees. Payouts under the PLM Plan are based upon both company and individual performance. In February 2012, the Compensation Committee approved a target award for each employee for 2012, including the named executive officers (other than Mr. Marchionne, who was not a participant in the PLM Plan in 2012). The Compensation Committee also established company performance metrics of Modified Operating Profit and Free Cash Flow for the fiscal year ending December 31, 2012. These performance metrics are Non-GAAP financial measures that we use to monitor our operations. See Management’s Discussion and Analysis of Financial Condition and Results of Operations —Non-GAAP Financial Measures for additional information.

Payout opportunities under the PLM Plan for 2012 were based on achievement of the equally-weighted Modified Operating Profit and Free Cash Flow performance targets, as set forth in the table below. If we achieved at least 80 percent of one or both of these targets, a payout would have been made after adjustment for both the weighted level of achievement of each company performance target and for individual performance. If we failed to achieve threshold performance of 80 percent of at least one of these targets, no payments would have been made under the PLM Plan, regardless of the level of individual performance. In the case of each performance metric, performance greater than threshold but less than target would have resulted in a potential payout ranging from 50% to 99.99% of a named executive officer’s target award, and performance at or greater than target would have resulted in a potential payout ranging from 100% to 150% of an executive’s target award (subject in each case to weighting and to adjustment for individual performance).

2012 Company Performance Targets and Payout Opportunity

	Modified Operating Profit Component Weighting: 50%			Free Cash Flow Component Weighting: 50%
	Percent of Performance Target	Actual ($ billion)	% of Target Award	Percent of Performance Target	Actual ($ billion)	% of Target Award
Maximum	150%	$4.95	150%	150%	$1.50	150%
Target	100%	$3.30	100%	100%	$1.00	100%
Threshold	80%	$2.64	50%	80%	$0.80	50%
Actual Performance	88%	$2.91	70%	220%	$2.22	150%

The results of each of our Modified Operating Profit and Free Cash Flow company performance targets are expressed as a payout factor, which is multiplied by a named executive officer’s target award and then subject to discretionary adjustment by the Compensation Committee based on individual performance:

Target Award ($)	X	Payout Factor (%): Modified Operating Profit Component (% of Target) X 50% + Free Cash Flow Component (% of Target Award) X 50%	X	Individual Performance Adjustment Factor (10% to 125%)	=	Actual 2012 PLM Award Payout

Our Modified Operating Profit for 2012 was $2.91 billion, representing achievement of 88% of the $3.30 billion target (resulting in an unweighted payout factor of 70% of each participant’s target award), and our Free Cash Flow was $2.22 billion, representing achievement of 220% of the $1.0 billion target (resulting in an unweighted payout factor of 150% of each participant’s target award). These results were equally weighted to generate a company performance-based payout factor of 110% of each named executive officer’s target award. The company performance-based payout was then subject to the Compensation Committee’s discretionary adjustment (up to 125% of the company performance payout), based on Mr. Marchionne’s recommendation following his assessment of each named executive officer’s individual performance in accordance with Company’s overall performance and leadership assessment process. This subjective assessment evaluates the named executive officer’s overall performance against the Company’s performance and leadership guidelines in a non-formulaic manner. Company performance-based payouts for Mr. Palmer, Ms. Rae and Mr. Manley were adjusted upward by 15% based on their individual leadership and performance contributions, and the final company performance-based payout for Ms. Leese was adjusted downward by 10% to reflect her transition into retirement. After such adjustment for individual performance, the actual award payouts under the PLM for 2012, as reported in Compensation of the Named Executive Officers —2012 Summary Compensation Table, totaled $474,380 for Mr. Palmer, $312,100 for Ms. Leese, $374,130 for Ms. Rae and $389,000 for Mr. Manley, compared to 2012 PLM Plan award targets of $375,000, $315,250, $295,750 and $307,500, respectively. See —Compensation of the Named Executive Officers —2012 Grants of Plan-Based Awards for detail concerning the threshold, target and maximum payout opportunities for the named executive officers under the PLM Plan for 2012.

Long-Term Incentives in the form of LTIP RSUs and LTIP PSUs

We believe that long-term incentives are a critical component of our executive compensation program and our LTIP PSUs and LTIP RSUs are the primary vehicle for offering long-term incentives to our top employees. While we do not believe that formal stock ownership guidelines for the named executive officers are appropriate at this time, we believe that equity-based grants provide our top employees, including our named executive officers, with a strong link to our long-term performance, create an ownership culture and help to align the interests of our top employees and our members.

As part of the compensation review for the 2012 calendar year, the Compensation Committee reviewed a report prepared by Mercer in their capacity as the independent executive compensation consultant to the Compensation Committee. The report included research on long-term incentive trends in support of the new 2012 LTIP that was rolled out to the top 250 employees in 2012, including the percentage of long-term incentives relative to total compensation.

The 2012 LTIP covers our senior executives, including the named executive officers. It is designed to retain talented professionals and reward their performance through grants of phantom equity in the form of LTIP RSUs and LTIP PSUs. LTIP RSUs may be granted annually, while LTIP PSUs are generally granted at the beginning of a three-year performance period. Under the terms of the 2012 LTIP, the Compensation Committee also has authority to grant additional LTIP PSU awards to individuals who are promoted or hired during the three-year performance period. The LTIP RSUs will vest over three years in one-third increments on the anniversary of their grant date, while the LTIP PSUs will vest at the end of the three-year performance period only if we meet or exceed certain three-year cumulative company performance targets. Concurrent with the adoption of the 2012 LTIP, the Compensation Committee established company performance targets composed of specified levels of cumulative Chrysler Group Modified Operating Profit and cumulative Free Cash Flow for the three-year performance period, ending December 31, 2014. If we do not fully achieve these targets, the LTIP PSUs will be deemed forfeited.

Each LTIP RSU and LTIP PSU represents a right to receive the value of a Chrysler Group Unit, which has a value equal to 1/600th of a Class A Membership Interest, on a fully-diluted basis. Once vested, LTIP RSUs and LTIP PSUs will be settled in cash or, in the event we complete an initial public offering of equity securities of Chrysler Group, or Chrysler Group IPO, the Compensation Committee has the discretion to settle the awards in cash or shares of the publicly traded stock. See Our Structure and Company Conversion. Settlement will be made as soon as practicable after vesting, but in any case no later than March 15th of the year following vesting provided that the participant has not been terminated for cause prior to the established payment date. Vesting of the LTIP RSUs and LTIP PSUs may be accelerated in certain circumstances, including upon the participant’s death, disability or in the event of a change of control, or other circumstances the Compensation Committee determines to be appropriate. Concurrent with the adoption of the 2012 LTIP, the Compensation Committee awarded LTIP RSUs and LTIP PSUs to covered employees, including the named executive officers (other than Mr. Marchionne who was not awarded LTIP RSUs or LTIP PSUs in 2012).

In February 2013, consistent with 2012, the Compensation Committee approved threshold, target and maximum awards under the PLM Plan (material terms of which are substantially similar to the 2012 PLM Plan described above), and LTIP RSU grants under the 2012 LTIP for employees. The following supplemental table sets forth the potential awards for 2013 under the PLM Plan and the grants under the 2012 LTIP made in February 2013 for our named executive officers. In addition, the table reflects the supplemental LTIP PSUs approved in November 2013 for grant to Mr. Palmer in December 2013 and incorporates Mr. Palmer’s 2013 salary increases, on a pro rata basis.

	Estimated Payouts under 2013 PLM Awards (1) ($)			LTIP Restricted Share Units (2) (#)	LTIP Performance Share Units (2)(3) (#)
Name and Principal Position	Threshold	Target	Maximum

Sergio Marchionne Chairman, Chief Executive Officer, Chief Operating Officer and President	—	—	—	—	—

Richard K. Palmer Senior Vice President and Chief Financial Officer	193,760	387,510	581,260	23,959	30,242

Holly E. Leese (4) Former Senior Vice President, General Counsel and Secretary	—	—	—	—	—

Nancy A. Rae Senior Vice President, Human Resources	147,875	295,750	443,625	21,803	—

Michael Manley Senior Vice President—International and Head of Jeep Brand	153,750	307,500	461,250	19,646	—

(1)

The threshold amount represents the minimum amount that would be paid, assuming that we achieve but do not exceed 80 percent of both of the 2013 targets, for Modified Operating Profit and Free Cash Flow, or the 2013 Targets, under the PLM Plan. The target award represents the amount that would be paid, assuming that we achieve but do not exceed 100 percent of the weighted average of the 2013

Targets. The maximum award represents the amount that would be paid, assuming that we achieve or exceed 150 percent of the weighted average of the 2013 Targets. All of the estimated payouts presented in the table assume that the named executive officer’s individual performance does not merit any further upward or downward adjustment to the amount of the award payable based on company performance.
(2)	Each LTIP RSU or LTIP PSU represents a right to receive the value of a Chrysler Group Unit, which has a value of 1/600th of a Class A Membership Interest in Chrysler Group on a fully-diluted basis. Since there is no publicly observable trading price for our membership interests, during the periods presented we periodically value our Class A Membership Interests using a discounted cash flow methodology. As of the date of the grant, the value of each Chrysler Group Unit was $9.00, based upon the December 31, 2012 valuation of our Class A Membership Interests. The actual value of the LTIP RSUs and LTIP PSUs granted will depend on the fair value of our Class A Membership Interests on a date in the future when these awards vest or are paid.
(3)	No grants of LTIP PSUs were made in February 2013. The grant of LTIP PSUs made in February 2012 related to the three-year performance period beginning January 1, 2012 and ending December 31, 2014. As discussed above, in November 2013 the Compensation Committee approved a supplemental grant of LTIP PSUs to Mr. Palmer.
(4)	No grants were made to Ms. Leese as she expressed her intention to retire effective March 31, 2013, prior to the February 2013 Compensation Committee meeting.

Full details of our compensation plans are set forth in the PLM Plan and the 2012 LTIP documents, which are filed as Exhibits to this prospectus.

Retirement Benefits

The named executive officers (other than Mr. Marchionne who does not meet the eligibility requirements for our defined benefit plans and does not receive eligible compensation for purposes of our defined contribution plans) participate in our retirement plans that provide employees with tax-advantaged savings opportunities and income after retirement from the Company on the same terms and conditions as those made available to other eligible U.S. employees, subject to satisfying any eligibility requirements and applicable law.

Under the Chrysler Group Salaried Employees’ Savings Plan, or the Savings Plan, our tax-qualified defined contribution 401(k) elective savings plan, employees are able to elect to defer a portion of their eligible compensation (up to the limits set by the IRS). For 2012, we did not make a matching contribution to the Savings Plan based on the amount of the employees’ deferrals. We do not currently provide employees, including our named executive officers, with the opportunity to defer any compensation in excess of the amounts that are legally permitted to be deferred under the Savings Plan.

Subject to the satisfaction of age and service requirements, Ms. Leese, Ms. Rae and Mr. Manley are eligible for pension benefits under the Chrysler Group LLC Executive Salaried Employees’ Retirement Plan, or the Executive Salaried Employees’ Retirement Plan, a contributory tax-qualified defined benefit pension plan, and the Chrysler Group LLC Supplemental Executive Retirement Plan, or the Supplemental Executive Retirement Plan, a contributory nonqualified defined benefit pension plan, on the same terms and conditions as offered to other U.S. non-bargaining unit employees hired by Old Carco prior to January 1, 2004. The Executive Salaried Employees’ Retirement Plan and Supplemental Executive Retirement Plan provide a retirement benefit based on years of service and final average salary. Ms. Leese and Ms. Rae have satisfied the age and service requirements necessary to receive unreduced pension benefits. For more information regarding the defined benefit pension benefits provided to our named executive officers, see —Compensation of the Named Executive Officers —2012 Pension Benefits, below.

Messrs. Marchionne and Palmer are not eligible to participate in the Executive Salaried Employees’ Retirement Plan or the Supplemental Executive Retirement Plan. On October 1, 2010, Mr. Palmer became eligible to participate in the Chrysler Group LLC Employee Managed Retirement Plan, or the Employee Managed Retirement Plan, a non-elective tax-qualified defined contribution plan for employees hired by us or by Old Carco after December 31, 2003 and who are not eligible to participate in the Executive Salaried Employees’ Retirement Plan and Supplemental Executive Retirement Plan. Mr. Palmer also accrues a benefit under the Chrysler Executive Employees Supplemental Managed Retirement Plan, or the Supplemental Managed Retirement Plan, a noncontributory, nonqualified defined contribution retirement plan, on the same terms and conditions as offered to other U.S. non-bargaining unit employees hired by us or by Old Carco after December 31, 2003. We make an annual contribution to the Employee Managed Retirement Plan and the

Supplemental Managed Retirement Plan equal to a fixed percentage of the employee’s compensation. For more information regarding the contribution on behalf of Mr. Palmer to the Employee Managed Retirement Plan and the Supplemental Managed Retirement Plan, see —Compensation of the Named Executive Officers —2012 Summary Compensation Table, below. Mr. Marchionne does not participate in any of our retirement plans.

During the second quarter of 2013, the Compensation Committee amended the Chrysler Group LLC Pension Plan, the Chrysler Group LLC Salaried Employees’ Retirement Plan, and the Executive Salaried Employees’ Retirement Plan, together known as the Salaried Defined Benefit Pension Plans, effective December 31, 2013. Accordingly, benefit accruals under the Salaried Defined Benefit Pension Plans will cease for all participants in the Salaried Defined Benefit Pension Plans, including our named executive officers who previously participated in the Executive Salaried Employees’ Retirement Plan, as of December 31, 2013. For more information regarding changes to the Salaried Defined Benefit Pension Plans and the transition of eligible affected employees to our defined contribution plans, see —Compensation of the Named Executive Officers —2012 Pension Benefits, below. At the same time, the Compensation Committee amended the terms of the Employee Managed Retirement Plan so that participants in the Salaried Defined Benefit Pension Plans could participate in the Employee Managed Retirement Plan on the same terms as other eligible employees of the Company. See Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —Defined Benefit Pension Plans and OPEB Plans —Contributions and Funded Status —Defined Benefit Pension Plans —Funded Status and —Critical Accounting Estimates —Pension.

Subject to the satisfaction of retirement and service requirements, our named executive officers are eligible to be furnished vehicles under our retired executive officer vehicle policy. Under the policy, a retiring executive officer with ten or more years of service as an executive officer is eligible to be furnished with two company vehicles (to be rotated annually) for a period of ten years. The Company will cover the cost of maintenance and repair, insurance, licensing and registration fees for the vehicles provided. For more information regarding the retired executive officer vehicle policy, see —Compensation of the Named Executive Officers —Potential Payments upon Termination or Change of Control —Estimated Potential Termination Payments and Benefits.

In November 2013, in connection with Ms. Rae’s retirement on January 31, 2014 and in recognition of her approximately 35 years of service with the Company, the Compensation Committee took action, in accordance with its discretionary authority under the 2012 LTIP, to waive the continued employment requirement, effective January 31, 2014, for two-thirds of the LTIP PSUs awarded to Ms. Rae for the 2012 to 2014 performance period (based on her service for two full years during the three year period; the remaining one-third of the LTIP PSUs will be forfeited), and for all of the LTIP RSUs awarded to Ms. Rae in 2012 and 2013 that remain unvested as of her retirement date. Such LTIP PSUs will be eligible for payment upon completion of the 2012-2014 performance period only if Company performance targets are achieved. Such LTIP RSUs, which will become vested as of the retirement date, will be settled based on the schedule provided in the applicable LTIP RSU award agreements.

Other Benefits and Perquisites

The named executive officers are eligible to participate in the Company-sponsored U.S. health and welfare benefit programs for active employees on the same terms and conditions as those made available to U.S. salaried employees or expatriates generally, subject to satisfying any eligibility requirements and applicable law. Basic health benefits, life insurance, disability benefits and similar programs are provided to ensure that employees have access to healthcare and income protection for themselves and their family members.

We provide perquisites for our employees in locales where there is a recognized market practice among our competitors to provide such perquisites. For more information regarding the perquisites provided to our named executive officers, see —Compensation of the Named Executive Officers —2012 Summary Compensation Table, below.

Restricted Stock Units Granted in 2012 for 2011 Performance Year

As discussed above in —Compensation Discussion and Analysis—Overview, the named executive officers (other than Mr. Marchionne) received a final grant of restricted stock units related to the 2011 performance year on January 30, 2012. While we were subject to TARP Compensation Standards, after the conclusion of the fiscal year and following a review of the Company’s annual performance, the Special Master determined whether to approve the final grants prior to any award being made. Accordingly, awards based on performance of a fiscal year were not awarded until the following fiscal year. Refer to —Compensation of the Named Executive Officers —2012 Summary Compensation Table, below.

The restricted stock units granted in 2012 will vest if the holder is continuously employed by us through the third anniversary of the grant date. If the holder retires on or after the second anniversary of the grant date, the holder will continue to be considered employed for vesting purposes. All unvested restricted stock units will become fully vested upon the holder’s death or permanent disability. Unvested restricted stock units as of the date of termination are forfeited. Payment of the 2012 restricted stock unit awards will be made no later than March 15, 2016.

Chairman of the Board Compensation

Mr. Marchionne is the Chief Executive Officer of Fiat and Chairman or Chief Executive Officer of several significant business units within Fiat and affiliates of Fiat, including Fiat Group Automobiles, CNH Industrial and Iveco trucks, and elected to receive no direct compensation from Chrysler Group for his services as Chief Executive Officer, President and Chief Operating Officer of Chrysler Group in 2012. His compensation from Fiat is publicly disclosed in Fiat’s annual report.

While Mr. Marchionne has historically received no compensation from Chrysler Group for his service as Chief Executive Officer, President and Chief Operating Officer, in early 2010, Mr. Marchionne received a one-time grant of deferred phantom shares representing 499,478.5 Chrysler Group Units for his service as a director from June 2009 through June 2012. This grant was economically identical to the restricted stock unit grants that had been made in late 2009 to all the other members of the Chrysler Group Board, or the Director Grants, except that only Mr. Marchionne’s grant had to comply with the structural requirements applicable under TARP. The relevant difference between Mr. Marchionne’s grant and the other Director Grants was that Mr. Marchionne’s grant became payable at a fixed time (June 2012) rather than at the time he ceased to serve on the Board, as is the case with the other Director Grants.

In early 2012, Mr. Marchionne advised us that he did not believe it appropriate that he receive the proceeds of his grant of deferred phantom shares in 2012. It was Mr. Marchionne’s firm preference to be paid pari passu to the greatest degree possible with the other members of the Board. However, U.S. tax law restrictions require that Mr. Marchionne’s deferred phantom shares be paid in 2012.

To accommodate Mr. Marchionne’s wishes and to provide payment in accordance with U.S. tax restrictions, Mr. Marchionne and Chrysler Group agreed to deposit the entire gross proceeds of Mr. Marchionne’s deferred phantom shares directly into a third-party escrow account with JPMorgan Chase Bank, NA upon payment. Mr. Marchionne satisfied all taxes arising from the payment using separate personal funds and will not have access to the deferred phantom share proceeds until he ceases Board service (or, if earlier, the tenth anniversary of the date of the escrow agreement).

In July 2012, Mr. Marchionne (as well as all of our non-employee directors other than Mr. Perkins) received a grant of 25,032 restricted stock units for his board service through June 2013 under the Amended and Restated Chrysler Group LLC Directors’ Restricted Stock Unit Plan. The restricted stock units vested on June 10, 2013. Vesting is accelerated upon death or permanent disability, and all unvested awards are forfeited upon cessation of service from the Board. An amount equal to the fair value of the Chrysler Group Units underlying any vested restricted stock units held by a director will be paid within 60 days following the date on which the director ceases to serve as a director. Once vested, the restricted stock units will be settled in cash or, in the event we complete a Chrysler Group IPO, the Compensation Committee has the discretion to settle the awards in cash or shares of the publicly traded stock. See Our Structure and Company Conversion. The number of Chrysler Group Units related to outstanding restricted stock units is subject to adjustment by the Compensation Committee in accordance with the terms of the Amended and Restated Chrysler Group LLC Directors’ Restricted Stock Unit Plan.

In December 2012, in order to place Mr. Marchionne in a similar economic position to that of our other directors, concurrent with the escrow deposit, the Board granted Mr. Marchionne a Chrysler Group unit appreciation right award, or the UAR Award, in respect of the 499,478.5 deferred phantom shares originally subject to his grant, with a reference price per unit of $7.99 equal to the fair market value per unit at which the deferred phantom shares were settled. Similar to the equity-based compensation granted to other Board members, the UAR Award may be exercised by Mr. Marchionne only upon termination of his Board service (or if earlier, the tenth anniversary of the UAR Award), and at exercise will provide Mr. Marchionne with a payment equal to the increase, if any, in the value of a Chrysler Group Unit since the UAR Award grant date.

Process for Compensation Decisions

Role of the Compensation Committee

The Senior Vice President, Human Resources works with our executive compensation team to develop compensation structures and amounts for the named executive officers. These structures and amounts are further refined after being reviewed with the Chief Executive Officer and are then presented to the Compensation Committee for its consideration. In all cases, in accordance with the Compensation Committee’s charter, grants of equity compensation are approved by the Compensation Committee on or before the date of grant. The Compensation Committee is composed of independent directors with extensive senior executive leadership experience. The Compensation Committee also oversees our leadership development and succession planning programs. Compensation Committee meetings are held at least four times each year and generally are attended by internal legal and human resources employees and other top employees as necessary depending upon agenda items, although an executive is not present when the Compensation Committee is discussing such executive’s compensation, as such matters would be addressed in an executive session of the Compensation Committee. The Compensation Committee holds an executive session, members only, at the end of all Compensation Committee meetings.

The Compensation Committee met and determined our 2012 compensation structure in February 2012. The Compensation Committee also met with our senior risk officer, Mr. Palmer, on two separate occasions in 2012, in order to discuss the risk assessment of our compensation arrangements. As a matter of maintaining strong governance and managing risk, the Compensation Committee believes it is important to meet with Mr. Palmer to ensure that our compensation arrangements do not:

•	Encourage our employees to take unnecessary and excessive risks that threaten the value of the Company;

•	Pose unnecessary risks to the Company; or

•	Encourage the manipulation of earnings to enhance compensation.

Based on discussions with Mr. Palmer and review of the compensation arrangements, the Compensation Committee believes that risks inherent in the compensation arrangements are mitigated by the following factors:

•	PLM Plan performance metrics are paired (Modified Operating Profit and Free Cash Flow) thereby diversifying the risk associated with any single measure; and fixed maximum award levels limit overall potential payments; and

•	The 2012 LTIP ties potential reward to the long-term growth and appreciation in value of the Company.

The Compensation Committee is charged with determining the compensation of our Chief Executive Officer. As described above, Mr. Marchionne, however, has elected to receive no compensation from us for his services as Chief Executive Officer, President and Chief Operating Officer since becoming our Chief Executive Officer in June 2009. As such, no determinations were necessary in 2012.

Compensation Consultants. We engaged Mercer as consultants for certain limited aspects of executive compensation analysis and planning for 2012. In particular, Mercer worked with us to determine the appropriate peer group of companies for benchmark studies of competitive executive compensation and provided data analyses, market assessments, and preparation of related reports. In addition, Mercer reviewed competitive market data for compensation analyses we had used to assist in establishing compensation for salaried employees at all levels of the Company. In 2012, Mercer did not attend Compensation Committee meetings in its capacity as advisor to us.

During 2012, we paid Mercer $112,750 in consulting fees directly related to executive compensation services performed for us. An additional $24,849 was paid to Mercer for consulting services performed on behalf of the Compensation Committee. We also paid Mercer $538,494 in consulting fees in 2012 for services unrelated to executive compensation, such as consulting related to healthcare, global mobility, employee relations, and retirement and savings plans. The Mercer team performing executive compensation services for us operated separately from and independently of the Mercer team performing services unrelated to executive compensation.

Consideration of Competitive Compensation Levels

The Compensation Committee believes that use of a compensation peer group is the most effective method for providing a competitive market context as the Compensation Committee evaluates and sets the compensation needed to attract, motivate and retain the executive talent needed to manage our businesses and operations successfully. For 2012, the Compensation Committee considered compensation information compiled by Mercer, the independent compensation consultant retained by us, based on a wide range of large companies. A compensation peer group of 28 companies was selected based on their annual revenues (annual revenues ranged from $21.6 billion to $216.9 billion, with average revenue of $63.3 billion), complexity of business operations, and global span of business enterprises. Mercer assisted us in selecting the compensation peer group by gathering relevant financial and business data for companies being considered for inclusion in the peer group and then by providing the Compensation Committee with recommendations for peer group members. In consultation with Mercer, the following criteria were established and used in the selection of the recommended peer group:

•	Identify a group of companies that:

•	represent our labor market for executive talent;

•	yield valid compensation comparisons (based on size and business characteristics); and

•	have positions similar to ours.

•	Criteria used to identify appropriate peers included:

•	revenue scope;

•	durable manufacturing as at least a portion of their business;

•	engineering focus;

•	consumer/brand focus;

•	less than 50 percent in foreign sales; and

•	participation in well-established compensation surveys.

The 2012 compensation peer group is composed of 28 companies with 7 new companies being added and 10 companies being removed compared to 2011. For 2012, the compensation peer group consisted of the following companies:

3M Company	General Dynamics Corporation	Northrop Grumman Corporation
The Boeing Company	General Electric Company	PepsiCo, Inc.
Alcoa Inc.	General Motors Company	Pfizer Inc.
Caterpillar Inc.	Goodyear Tire & Rubber Company	The Procter & Gamble Company
Chevron Corporation	Hewlett-Packard Company	Raytheon Company
Deere & Company	Honeywell International Inc.	United Technologies Corporation
Dell Inc.	International Business Machines Corporation	Whirlpool Corporation
The Dow Chemical Company	Johnson & Johnson	Xerox Corporation
E. I du Pont de Nemours & Company	Johnson Controls, Inc.
Ford Motor Company	Lockheed Martin Corporation

Deductibility of Executive Compensation and Other Tax Considerations

While we were under TARP restrictions, we were subject to Section 162(m)(5) of the Internal Revenue Code, which imposed a cap of $500,000 on the income tax deductibility of any compensation paid to named executive officers, including any “performance-based” compensation. We took this limitation into account in structuring compensation paid to our named executive officers. Compensation related to services performed during 2012 is not subject to Section 162(m) of the Internal Revenue Code as we were not a publicly held corporation as defined in the statute. However, we do take into account certain other tax considerations, including Section 409A of the Internal Revenue Code, which governs the form and time of payment of nonqualified deferred compensation, and could result in significant additional taxes and penalties on a recipient of nonqualified deferred compensation that does not comply with Section 409A.

Accounting Considerations. In making decisions about executive compensation, we also consider how various elements of compensation will affect our financial reporting. For example, we consider the impact of the accounting guidance related to stock compensation, which requires us to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards.

Other Polices and Considerations

Recovery of Incentive Awards

In February 2012, we adopted a clawback policy. Under the policy, all incentive compensation payable to the named executive officers is subject to clawback if it is later determined that the Company’s financial statements need to be restated, regardless of whether such restatement resulted from an executive’s fraud or misconduct. In such circumstances, the Company may cancel any equity award and claw back any bonus or other incentive compensation if such award, bonus or compensation was tied to the achievement of company financial objectives. The policy will be applied at the discretion of the Compensation Committee.

Expense Policy

In June 2009, in order to assist us in our efforts to ensure that all expenses incurred by our employees in the course of their duties are reasonable and appropriate, we adopted an expense policy, which is available on our website, http://                    . The policy governs certain corporate expenditures, including entertainment and events, office and facility renovations, aviation and other transportation services and other similar items, activities and events. The policy establishes internal reporting and oversight mechanisms including expense account reviews in order to ensure that the policy is followed.

Severance Policy

We maintain a termination allowance plan that provides severance benefits to a broad group of our employees, which we refer to as the Termination Allowance Plan. Our named executive officers may be eligible for severance benefits under our Termination Allowance Plan. See —Compensation of the Named Executive Officers —Potential Payments upon Termination or Change of Control, below, for additional discussion of the Termination Allowance Plan.

Stock Ownership Guidelines and No-Hedging Policy

We do not have formal stock ownership guidelines in place for our named executive officers at this time since we do not believe they are appropriate while we are a private company. We do, however, believe that a culture of ownership within our executive group is paramount to our long-term success, and, as such, provide a portion of our named executive officers’ total compensation in the form of equity-based awards the value of which is determined based on the value of our Class A Membership Interests. As our membership interests are not currently publicly traded, there is not an active market for Company derivative securities, and, as such, a no-hedging policy is not necessary. The Compensation Committee will reconsider the necessity for stock ownership guidelines and a no-hedging policy upon the consummation of the Chrysler Group IPO.

Conclusion

Our success depends on the appropriate alignment of interests between our members and employees. As such, management and the Compensation Committee continue to work to design and implement compensation programs that will recognize the contributions of our employees and will attract new employees to the Company.

Compensation of the Named Executive Officers

The following tables contain compensation information for our Chief Executive Officer, Chief Financial Officer and our three most highly paid executive officers, other than our Chief Executive Officer and Chief Financial Officer, who were serving as our executive officers on December 31, 2012. These officers are referred to as the “named executive officers.” All dollar amounts are in USD. See —Compensation Discussion and Analysis, above, for additional details regarding our compensation practices.

2012 Summary Compensation Table

Name and Principal Position	Year	Salary (1) ($)	Bonus (2) ($)	Stock Awards (3) ($)	Stock Option Awards (4) ($)	Non-Equity Incentive Plan Compensation ($) (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (6) ($)	All Other Compensation (7) ($)	Total ($)
Sergio Marchionne (8)	2012	—		200,006	929,030	—	—	102,366	1,231,402
Chairman, Chief Executive Officer, President and Chief Operating Officer	2011	—		—	—	—	—	—	—
	2010	—		600,000 (9)	—	—	—	—	600,000

Richard K. Palmer	2012	650,004	61,880	2,315,636	—	412,500	—	272,582	3,712,602
Senior Vice President and Chief Financial Officer	2011	537,504		627,500	—	—	—	298,637	1,463,641
	2010	500,000		253,500	—	—	—	289,394	1,042,894

Holly E. Leese	2012	485,004	—	2,227,983	—	312,100	1,023,780	7,825	4,056,692
Former Senior Vice President, General Counsel and Secretary (10)	2011	485,004		594,125	—	—	440,479	8,890	1,528,498
	2010	485,000		192,770	—	—	365,450	7,925	1,051,145

Nancy A. Rae	2012	455,004	48,805	2,064,007	—	325,325	430,593	15,838	3,339,572
Senior Vice President, Human Resources	2011	455,004		511,875	—	—	328,746	15,550	1,311,175
	2010	455,000		191,863	—	—	345,405	15,170	1,007,438

Michael Manley	2012	610,004	50,750	1,883,450	—	338,250	148,042	14,400	3,044,896
Senior Vice President— International and Head of Jeep Brand	2011	460,004		508,402	—	—	104,008	15,550	1,087,964
	2010	410,000		161,072	—	—	35,450	18,131	624,653

(1)	Messrs. Palmer and Manley received base pay increases in 2012 which reflect the increased scope of their responsibilities.
(2)	A cash award under the PLM Plan was paid in February 2013 with respect to the 2012 performance year with the amount based on the extent to which the Company achieved or exceeded its performance targets related to Modified Operating Profit and Free Cash Flow and the individual’s contribution and leadership during the 2012 performance year. The amounts in this column represent the portion of the award under the PLM Plan based on the named executive officer’s individual performance during the 2012 performance year. See note (5), below, —Compensation Discussion and Analysis —Compensation Components —Cash Award under the PLM Plan and —Compensation of the Named Executive Officers —2012 Grants of Plan-Based Awards for additional disclosure regarding the PLM Plan and payouts thereunder.
(3)	The amounts reported in this column represent the grant date fair value of the deferred phantom shares, restricted stock units, long-term incentive plan restricted share units, and long-term incentive plan performance shares which represent the right to receive the value of Chrysler Group Units, granted to each of the named executive officers, calculated in accordance with the accounting guidance related to stock-based compensation. That value is calculated by multiplying the fair value per Chrysler Group Unit, as described in —Compensation Discussion and Analysis —Compensation Components —Long-Term Incentives in the form of LTIP RSUs and LTIP PSUs, above, as of the grant date of the award (determined in accordance with the accounting guidance related to stock-based compensation) by the number of Chrysler Group Units related to the deferred phantom share, restricted stock units, long-term incentive plan restricted share units, and long-term incentive plan performance shares awarded. For a discussion of how the value of a Chrysler Group Unit was determined, see Management’s Discussion and Analysis of Financial Condition and Results of Operations —Critical Accounting Estimates —Pre-acquisition Contingencies for which Fair Value was not Determinable —Share-Based Compensation, above.

Regardless of the value on the grant/vesting date, the actual value will depend on the fair value of our Class A Membership Interests on a date in the future when an award vests or is paid. For a discussion of the long-term incentive plan restricted share units, and long-term incentive plan performance shares granted to each of the named executive officers as compensation in 2012, see —Compensation Discussion and Analysis —Compensation Components —Long-Term Incentives in the form of LTIP RSUs and LTIP PSUs, above, and —Compensation of the Named Executive Officers —2012 Grants of Plan-Based Awards, below.

In accordance with SEC regulations, this column reflects the restricted stock unit awards related to the 2011 performance year that were granted in January 2012 after the 2011 fiscal year-end and, therefore, were not reflected in the 2011 Summary Compensation Table. With respect to Mr. Marchionne, the amount reported in “Stock Awards” column for 2012 represents the grant date fair value of the restricted stock units he received for his service as a director from June 2012 through June 2013. For a discussion of the restricted stock units awarded to Mr. Marchionne in 2012 and the deferred phantom shares awarded to Mr. Marchionne in 2010, see —Compensation Discussion and Analysis —Compensation Components —Chairman of the Board Compensation, above.

The following provides additional detail regarding the amounts reported in the “Stock Awards” column of the 2012 Summary Compensation Table for the year ended December 31, 2012:

Name	Directors’ Restricted Stock Units ($)	Restricted Stock Units for 2011 Service Year Granted in 2012 ($)	LTIP Restricted Share Units ($)	LTIP Performance Share Units ($)	Total Stock Awards ($)
Sergio Marchionne	200,006	—	—	—	200,006
Richard K. Palmer	—	393,754	234,378	1,687,504	2,315,636
Holly E. Leese (a)	—	381,943	209,161	1,636,879	2,227,983
Nancy A. Rae	—	332,157	196,221	1,535,629	2,064,007
Michael Manley	—	322,879	176,817	1,383,754	1,883,450

(a)	With the exception of one-third of her LTIP RSUs which vested on February 23, 2013, Ms. Leese did not vest in the stock awards reported in the “Stock Awards” column for 2012 due to her retirement effective March 31, 2013.
(4)	The amount reported in this column represents the grant date fair value of the UAR Award awarded to Mr. Marchionne for his service as a director. The estimate of the grant date fair value was calculated using a Black-Scholes option pricing model. Upon exercise, the UAR Award will provide Mr. Marchionne with a payment equal to the increase, if any, in the value of a Chrysler Group Unit above the reference price per unit of $7.99. The fair value of a Chrysler Group Unit is based on the fair value of our membership interests as determined using a discounted cash flow methodology. Refer to Note 18, Share-Based Compensation, of our accompanying audited consolidated financial statements for additional information. For a discussion of the UAR Award awarded to Mr. Marchionne in 2012, see —Compensation Discussion and Analysis —Compensation Components —Chairman of the Board Compensation.
(5)	The amounts reported in this column represent the portion of the cash award under the PLM Plan paid in February 2013 with respect to the 2012 performance year based on the extent to which the Company achieved or exceeded its performance targets related to Modified Operating Profit and Free Cash Flow (with the payout amount for Ms. Leese adjusted to reflect her transition into retirement). See note (2), above, —Compensation Discussion and Analysis —Compensation Components —Cash award under the PLM Plan and —Compensation of the Named Executive Officers —2012 Grants of Plan-Based Awards for additional disclosure regarding the PLM Plan and payouts thereunder.
(6)	The amounts reported in this column represent the increase in the present value of the accrued defined benefit pension benefits for each named executive officer, including those accrued under the Executive Salaried Employees’ Retirement Plan and Supplemental Executive Retirement Plan. No amount is included with respect to nonqualified deferred compensation earnings, because there were no above-market earnings on nonqualified deferred compensation. Messrs. Marchionne and Palmer are not eligible to participate in the defined benefit pension plans. The amounts reported for 2012 are determined by subtracting (i) the present value of each named executive officer’s accrued benefits as of December 31, 2011 from (ii) the present value of such named executive officer’s accrued benefits as of December 31, 2012, which are reported in the Pension Benefits table below, and are computed in the manner explained in the narrative disclosure to the Pension Benefits table. This increase in present value is not a current cash payment, since pension benefits are paid only after retirement, but represents the change in the value of the named executive officers’ pension benefits over the previous year-end because: (i) an additional year of contributory service was included in the computation of pension benefits under the Executive Salaried Employees’ Retirement Plan and the Supplemental Executive Retirement Plan; (ii) the “final average earnings” used in the computation of the pension benefits increased over the “final average earnings” used in the computation of the pension benefits as of the previous fiscal year-end; and (iii) the normal retirement age, the assumed commencement age of benefits, was one year closer. The present value of the accrued defined benefit pension benefits can also increase or decrease in value due to changes in actuarial assumptions.

Between December 31, 2011 and December 31, 2012, the mortality table changed from the 2007 Chrysler Plan Specific Mortality Table for NBU, projected generationally with Scale AA valued in 2012 to the same table projected to 2013, which had the impact of increasing the present values. The discount rate used to determine benefit obligations also changed during this same period from 5.00 percent to 4.00 percent, which had the effect of increasing the present value. No other actuarial assumptions changed between December 31, 2011 and December 31, 2012.

(7)	The amounts reported in this column include the incremental cost to us of providing the perquisites and other benefits received by our named executive officers, as well as contributions on behalf of Mr. Palmer to the Employee Managed Retirement Plan and the Supplemental Managed Retirement Plan, in each case without taking into account the value of any income tax deduction for which Chrysler Group is eligible. Incremental costs to Chrysler Group for these items were determined as the actual amounts credited to or paid to or on behalf of the named executive officers. The following table provides additional detail regarding the amounts reported in the “All Other Compensation” column of the 2012 Summary Compensation Table for the year ended December 31, 2012:

Name	Company Vehicle Programs (a) ($)	Financial Counseling (b) ($)	Tax Preparation Services (b) ($)	Medical Evaluations (c) ($)	Housing Expenses/ Security/ Expatriate Allowances (d) ($)	EMRP Contributions (e) ($)	Total All Other Compensation ($)
Sergio Marchionne	—	—	4,425	—	97,941	—	102,366
Richard K. Palmer	6,900	8,287	—	1,250	205,042	51,103	272,582
Holly E. Leese	6,900	—	925	—	—	—	7,825
Nancy A. Rae	6,900	7,500	—	1,438	—	—	15,838
Michael Manley	6,900	7,500	—	—	—	—	14,400

(a)	The amounts reported in this column represent the incremental cost to us for one product evaluation vehicle and one company furnished vehicle. We calculate the incremental cost of providing our vehicles by comparing the cost of production against the value received upon the disposal of the vehicle plus the cost of maintenance and repair, insurance, licensing and registration fees. The cost of the product evaluation vehicle also includes fuel. Participants in the product evaluation vehicle program are required to evaluate the vehicle, thus providing feedback about our products. The named executive officers were taxed on the imputed income attributed to personal use of the company furnished vehicle and did not receive tax assistance from us.
(b)	The amounts reported in these columns represent the incremental costs to us associated with either (i) financial counseling and estate planning services or (ii) tax preparation services. The named executive officers are permitted to elect either financial counseling and estate planning services or tax preparation services provided by one of several vendors approved by us. The named executive officers are taxed on the imputed income attributed to such services and do not receive tax assistance from us.
(c)	The amounts reported in this column represent the incremental costs to us for medical services incurred by us in connection with providing executive health evaluations with one of several providers approved by us.
(d)	Mr. Marchionne’s principal place of business is not our Auburn Hills, Michigan headquarters. However, Mr. Marchionne purchased a residence near our corporate headquarters in Auburn Hills, Michigan to use when he is there on business. We provide security for such residence at an incremental cost to the Company of $21,951. In addition, we reimburse Mr. Marchionne for a portion of the expenses he incurs related to the costs of maintaining his Michigan residence, including cleaning, utility services, insurance, and other expenses. In connection with his relocating to our corporate headquarters, Mr. Palmer receives standard expatriate benefits under the terms of our international expatriate assignment policy, including housing, home leave, tax protection and educational assistance, which are reported in this column. As discussed above in —Compensation Discussion and Analysis —Compensation Components —Cash Base Salary, these expatriate benefits will cease in connection with Mr. Palmer’s transition to local employee status in the United States, effective December 1, 2013.
(e)	We make contributions to Mr. Palmer’s accounts under the Employee Managed Retirement Plan and the Supplemental Managed Retirement Plan equal to the sum of five percent of his monthly salary and, once his salary exceeds 75 percent of the Social Security wage base ($110,100 in 2012), four percent of the excess of his monthly salary over 75 percent of the Social Security wage base. Only salary up to the IRS’s covered compensation limit ($250,000 in 2012) is taken into account for this purpose with respect to the Employee Managed Retirement Plan. Contributions related to compensation in excess of the IRS’s covered compensation limit are made to the Supplemental Managed Retirement Plan.
(8)	Mr. Marchionne is the Chief Executive Officer of Fiat and Chairman or Chief Executive Officer of several significant business units within and affiliates of Fiat, including Fiat Group Automobiles, CNH Industrial and Iveco trucks and did not receive direct compensation from us for his services on behalf of Chrysler Group in 2012. Mr. Marchionne’s compensation from Fiat is publicly disclosed in Fiat’s annual report.
(9)	Represents deferred phantom shares granted to Mr. Marchionne in connection with his service as a director. On December 23, 2009, the Special Master approved the grant of deferred phantom shares for Mr. Marchionne, which was made by us in January 2010. These deferred phantom shares were settled in 2012. For additional information regarding deferred phantom shares settled in 2012 for Mr. Marchionne, see —Compensation of the Named Executive Officers —Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans, below.
(10)	Effective January 28, 2013, Ms. Leese, having announced her intention to retire, no longer serves as Senior Vice President, General Counsel and Secretary.

2012 Grants of Plan-Based Awards

The following sets forth information about the non-equity incentive awards and equity-based awards granted by us to each of our named executive officers in 2012.

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities (#)	Exercise or Base Price of Option Awards ($/Share) ($)	Grant Date Fair Value of Stock and Option Awards (4) ($)
Name	Award Type (1)	Grant Date	Approval Date (2)	Threshold ($) (3)	Target ($) (3)	Maximum ($) (3)	Threshold (#)	Target (#)	Maximum (#)
Sergio Marchionne	D-RSU	7/30/2012	7/30/2012	—	—	—	—	25,032.0	—	—	—	—	200,006
	UAR	12/3/2012	12/3/2012	—	—	—	—	—	—	—	499,478.5	7.99	929,030
								Total: 25,032.0			Total: 499,478.5		Total: 1,129,036

Richard K. Palmer	RSU	1/30/2012	1/30/2012	—	—	—	—	51,606.0	—	—	—	—	393,754
	LTIP PSU	2/23/2012	2/23/2012	—	—	—	—	221,167.0	—	—	—	—	1,687,504
	LTIP RSU	2/23/2012	2/23/2012	—	—	—	—	30,718.0	—	—	—	—	234,378
								Total: 303,491					Total: 2,315,636
	PLM Plan	—	2/23/2012	187,500	375,000	562,500

Holly E. Leese (5)	RSU	1/30/2012	1/30/2012	—	—	—	—	50,058.0	—	—	—	—	381,943
	LTIP PSU	2/23/2012	2/23/2012	—	—	—	—	214,532.0	—	—	—	—	1,636,879
	LTIP RSU	2/23/2012	2/23/2012	—	—	—	—	27,413.0	—	—	—	—	209,161
								Total: 292,003					Total: 2,227,983
	PLM Plan	—	2/23/2012	157,625	315,250	472,875

Nancy A. Rae	RSU	1/30/2012	1/30/2012	—	—	—	—	43,533.0	—	—	—	—	332,157
	LTIP PSU	2/23/2012	2/23/2012	—	—	—	—	201,262.0	—	—	—	—	1,535,629
	LTIP RSU	2/23/2012	2/23/2012	—	—	—	—	25,717.0	—	—	—	—	196,221
								Total: 270,512					Total: 2,064,007
	PLM Plan	—	2/23/2012	147,875	295,750	443,625

Michael Manley	RSU	1/30/2012	1/30/2012	—	—	—	—	42,317.0	—	—	—	—	322,879
	LTIP PSU	2/23/2012	2/23/2012	—	—	—	—	181,357.0	—	—	—	—	1,383,754
	LTIP RSU	2/23/2012	2/23/2012	—	—	—	—	23,174.0	—	—	—	—	176,817
								Total: 246,848					Total: 1,883,450
	PLM Plan	—	2/23/2012	153,750	307,500	461,250

(1)	Types of Awards: D-RSU: restricted stock units granted under the Amended and Restated Chrysler Group LLC Directors’ Restricted Stock Unit Plan; UAR: unit appreciation rights granted by the Board to Mr. Marchionne in connection with his Board service; RSU: restricted stock units granted under the Restricted Stock Unit Plan; LTIP PSU: long-term incentive plan performance share units granted under the 2012 Long Term Incentive Plan; LTIP RSU: long-term incentive plan restricted share units granted under the 2012 Long Term Incentive Plan; and PLM Plan: cash awards under the Chrysler Group LLC PLM Plan. For a description of the plans, including the determination of value of the directors’ restricted stock units, restricted stock units, long-term incentive plan performance share units, and long-term incentive plan restricted share units, see —Compensation Discussion and Analysis —Compensation Components —Long-Term Incentives in the form of LTIP RSUs and LTIP PSUs, —Compensation Discussion and Analysis —Compensation Components —Restricted Stock Units Granted in 2012 for 2011 Performance Year, —Compensation Discussion and Analysis —Compensation Components — Cash Award under the PLM Plan and —Compensation Discussion and Analysis —Compensation Components —Chairman of the Board Compensation, above. Prior to a Chrysler Group IPO, payments under the plans are made in cash based on the fair value of a Chrysler Group Unit as of the most recently completed valuation at the time payment is made. On or after a Chrysler Group IPO, the Compensation Committee has the discretion to settle the awards in cash or shares of the publicly traded stock. See Our Structure and Company Conversion.
(2)	On January 30, 2012, the Compensation Committee approved grants under the Restricted Stock Unit Plan, related to the 2011 performance year to our named executive officers (other than Mr. Marchionne). On February 23, 2012, the Compensation Committee approved grants of performance share units and restricted share units under the 2012 Long Term Incentive Plan to our named executive officers (other than Mr. Marchionne) and threshold, target and maximum awards under the PLM Plan related to 2012 for our named executive officers (other than Mr. Marchionne). On July 30, 2012, the Compensation Committee approved grants of restricted stock units to the members of the Board, including Mr. Marchionne. On December 3, 2012, the Board approved a grant of the UAR Award to Mr. Marchionne in connection with his Board service.
(3)	The amounts reported in these columns represent the threshold, target and maximum, as applicable, amounts payable under the PLM Plan for 2012. The actual awards paid to our named executive officers in 2012 for performance related to 2012 pursuant to the PLM Plan are included in the Non-Equity Incentive Plan Compensation column in —Compensation of the Named Executive Officers —2012 Summary Compensation Table, above. All of the estimated payouts presented in this table assume that the named executive officer’s individual performance does not merit any further upward or downward adjustment to the amount of the award payable based on company performance. For further discussion of awards to our named executive officers under the PLM Plan, see —Compensation Discussion and Analysis —Compensation Components —Cash Award under the PLM Plan.

(4)	The amounts reported in this column represent the grant date fair value of the directors’ restricted stock units, restricted stock units, long-term incentive plan performance share units, and long-term incentive plan restricted share units granted to each of the named executive officers in 2012 (calculated in accordance with the accounting guidance related to stock-based compensation) multiplied by the number of Chrysler Group Units related to the directors’ restricted stock units, restricted stock units, long-term incentive plan performance share units, and long-term incentive plan restricted share units awarded. Regardless of the value on the grant/vesting date, the actual value will depend on the fair value of our Class A Membership Interests on a date in the future when an award vests or is paid. For a discussion of the directors’ restricted stock units, restricted stock units, long-term incentive plan performance share units, and long-term incentive plan restricted share units granted to each of the named executive officers as compensation in 2012, see —Compensation Discussion and Analysis —Compensation Components —Long-Term Incentives in the form of LTIP RSUs and LTIP PSUs, —Compensation Discussion and Analysis —Compensation Components —Restricted Stock Units Granted in 2012 for 2011 Performance Year, and —Compensation Discussion and Analysis —Compensation Components —Chairman of the Board Compensation, above.
(5)	With the exception of one-third of her LTIP restricted share units which vested on February 23, 2013, Ms. Leese did not vest in the plan-based awards reported in this table due to her retirement effective March 31, 2013.

Outstanding Equity Awards at December 31, 2012

The following sets forth information about the outstanding equity-based awards held by each of our named executive officers as of December 31, 2012.

	Option Awards (1)						Stock Awards (2)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (#)	Number of Securities Underlying Unexercised Options (#) Unexercisable (#)	Equity Incentive Plan Award: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (#)	Number of Shares or Units of Stock That Have Not Vested (3)(4) (#)	Market Value of Shares or Units of Stock That Have Not Vested (5) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (4)(6) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested (5) ($)
Sergio Marchionne	7/30/2012	—	—	—	—	—	25,032.0	225,288	—	—
	12/3/2012	—	499,478.5	—	7.99	12/3/2022	—	—	—	—

Richard K. Palmer	2/23/2012	—	—	—	—	—	—	—	221,167.0	1,990,503
	2/23/2012	—	—	—	—	—	30,718.0	276,462	—	—
	1/30/2012	—	—	—	—	—	51,606.0	464,454	—	—
	1/20/2011	—	—	—	—	—	59,100.7	531,906	—	—
	3/12/2010	—	—	—	—	—	61,185.9	550,673	—	—

Holly E. Leese (7)	2/23/2012	—	—	—	—	—	—	—	214,532.0	1,930,788
	2/23/2012	—	—	—	—	—	27,413.0	246,717	—	—
	1/30/2012	—	—	—	—	—	50,058.0	450,522	—	—
	1/20/2011	—	—	—	—	—	54,798.8	493,189	—	—
	3/12/2010	—	—	—	—	—	39,350.7	354,156	—	—

Nancy A. Rae (8)	2/23/2012	—	—	—	—	—	—	—	201,262.0	1,811,358
	2/23/2012	—	—	—	—	—	25,717.0	231,453	—	—
	1/30/2012	—	—	—	—	—	43,533.0	391,797	—	—
	1/20/2011	—	—	—	—	—	52,594.7	473,352	—	—
	3/12/2010	—	—	—	—	—	34,720.0	312,480	—	—

Michael Manley	2/23/2012	—	—	—	—	—	—	—	181,357.0	1,632,213
	2/23/2012	—	—	—	—	—	23,174.0	208,566	—	—
	1/30/2012	—	—	—	—	—	42,317.0	380,853	—	—
	1/20/2011	—	—	—	—	—	47,393.3	426,540	—	—
	3/12/2010	—	—	—	—	—	21,452.5	193,073	—	—

(1)	The amounts reported in these columns reflect the UAR Award granted by the Board to Mr. Marchionne in connection with his Board service. The UAR Award was granted in respect of the 499,478.5 Chrysler Group Units originally subject to his deferred phantom share grant, with a reference price per unit of $7.99 equal to the fair market value per unit at which the deferred phantom shares were settled. Similar to the equity-based compensation granted to other Board members, the UAR Award may be exercised by Mr. Marchionne only upon termination of his Board service (or if earlier, the tenth anniversary of the UAR Award), and at exercise will provide Mr. Marchionne with a payment equal to the increase, if any, in the value of a Chrysler Group Unit since the UAR Award grant date.

(2)	The amounts reported in these columns reflect restricted stock units granted, in the case of Mr. Marchionne, under the Amended and Restated Chrysler Group LLC Directors’ Restricted Stock Unit Plan, and in the case of all other named executive officers, restricted stock units granted under the Restricted Stock Unit Plan, long-term incentive plan performance share units granted and long-term incentive plan restricted share units granted under the 2012 Long Term Incentive Plan. On September 22, 2011, in accordance with the terms of the Restricted Stock Unit Plan, the number of restricted stock units was adjusted to preserve the economic value of the awards and offset the dilutive effect of changes in Fiat’s ownership interest. Refer to Note 18, Share-Based Compensation, of the accompanying audited consolidated financial statements for additional information.
(3)	The restricted stock units reported in this column, include (i) Service RSUs, which will vest if the holder is continuously employed by us through the third anniversary of the grant date and the Modified EBITDA target threshold for 2010 of $2.5 billion is achieved (which was achieved), (ii) 2011 RSUs and 2012 RSUs, which will vest if the holder is continuously employed by us through the third anniversary of the grant date and (iii) the IPO RSUs, which will vest if the holder is continuously employed by us through the later of: (a) the third anniversary of the grant date; and (b) the date on which a Chrysler Group IPO occurs (the IPO vesting condition was removed by action of the Compensation Committee in September 2012). This column also reports LTIP restricted share units which will vest over three years in one-third increments on the anniversary of their grant date.
(4)	If the holder retires on or after the second anniversary of grant, then such holder will continue to be considered employed for vesting purposes for Service RSUs, 2011 RSUs, 2012 RSUs and the IPO RSUs. For purposes of all restricted stock units, the holder will be treated as having retired upon a termination of employment after reaching age 55 and completing 10 years of service with us or a predecessor company (or after satisfying other applicable retirement criteria). All unvested restricted stock units will become fully vested upon the holder’s death or permanent disability. Unvested restricted stock units as of the date of termination are forfeited. Payment of 2011 RSUs granted in January 2011 and 2012 RSUs granted in January 2012 was to be no later than March 15 of the year following the year in which they vest. Payment of the Service RSUs granted in March 2010 was to be on the later of: (i) the calendar year in which vesting occurs; and (ii) when at least 25 percent of our TARP obligations are repaid. Payment of the IPO RSUs granted in March 2010 was to be on the later of: (i) March 15 of the year following the year in which the IPO RSUs vest and (ii) when 100 percent of our TARP obligations are repaid. Because we are no longer subject to TARP after July 2011, as discussed above, payment will, in each case, occur following vesting pursuant to clause (i) of each of the above vesting descriptions. Once vested, the restricted stock units will be settled in cash or, in the event we complete a Chrysler Group IPO, the Compensation Committee has the discretion to settle the awards in cash or shares of the publicly traded stock. See Our Structure and Company Conversion. Payment for vested restricted stock units will be made regardless of employment status at the time of the scheduled payment. The number of Chrysler Group Units related to outstanding restricted stock units is subject to adjustment by the Compensation Committee in accordance with the terms of the Restricted Stock Unit Plan. For LTIP restricted share units and LTIP performance share units, once vested, they will be settled in cash or, in the event we complete a Chrysler Group IPO, the Compensation Committee has the discretion to settle the awards in cash or shares of the publicly traded stock. See Our Structure and Company Conversion. Settlement will be made as soon as practicable after vesting, but in any case no later than March 15th of the year following vesting. Vesting of the LTIP restricted share units and LTIP performance share units may be accelerated in certain circumstances, including upon the participant’s death, disability or in the event of a change of control.
(5)	The fair value of unvested restricted stock units, directors’ restricted stock units, LTIP restricted share units and LTIP performance share units was $9.00 per Chrysler Group Unit as of December 31, 2012, which is based on the fair value of our membership interests as determined using a discounted cash flow methodology. Refer to Note 18, Share-Based Compensation, of our accompanying audited consolidated financial statements for additional information.
(6)	The LTIP performance share units reported in this column will vest at the end of the three-year performance period only if we meet or exceed certain three-year cumulative company performance targets. Concurrent with the adoption of the 2012 LTIP, the Compensation Committee established company performance targets composed of specified levels of cumulative Modified Operating Profit and cumulative Free Cash Flow for the three-year performance period ending December 31, 2014. If we do not fully achieve these targets, the LTIP performance share units will be deemed forfeited.
(7)	With the exception of one-third of her LTIP restricted share units which vested on February 23, 2013, Ms. Leese did not vest in the stock awards with grant dates of January 30, 2012 or February 23, 2012 reported on this table due to her retirement effective March 31, 2013.
(8)	As discussed above in —Compensation Discussion and Analysis —Compensation Components —Retirement Benefits, in November 2013, in connection with Ms. Rae’s retirement on January 31, 2014, and effective as of such date, the Compensation Committee took action to waive the continued employment requirements for two-thirds of the award of LTIP performance share units granted to Ms. Rae in 2012 (the remaining one-third of such LTIP performance share units will be forfeited) and all of the LTIP restricted share units granted to Ms. Rae in 2012 and 2013 that are unvested as of her retirement date. Such LTIP performance share units will be paid on the achievement of applicable Company performance targets and such LTIP restricted share units (which will become vested as of the retirement date) will settle on the schedule provided in the applicable award agreements.

Options Exercised and Stock Vested in 2012

The following sets forth information about the value realized by each of our named executive officers as a result of the exercise of stock options or upon the vesting of equity awards in 2012.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (1) (#)	Value Realized on Vesting (2) ($)
Sergio Marchionne	—	—	—	—
Richard K. Palmer	—	—	84,913.0	678,455
Holly E. Leese	—	—	89,075.2	711,711
Nancy A. Rae	—	—	84,913.0	678,455
Michael Manley	—	—	68,264.0	545,429

(1)	The number of shares reported in this column represents both Service RSUs and the IPO RSUs granted to the named executive officer in November 2009 under the Restricted Stock Unit Plan and includes the impact of the anti-dilution adjustment made on September 22, 2011, in accordance with the terms of the plan, to adjust the number of restricted stock units so as to preserve the economic value of the awards and offset the dilutive effect of changes in Fiat’s ownership interest. The Service RSUs, which would vest if the holder was continuously employed by us through the third anniversary of the grant date and the Modified EBITDA target threshold for 2010 of $2.5 billion was achieved (which was achieved). The IPO RSUs, which would vest if the holder was continuously employed by us through the later of: (a) the third anniversary of the grant date; and (b) the date on which a Chrysler Group IPO occurs (the IPO vesting condition was removed by action of the Compensation Committee in September 2012). Accordingly, both the Service RSUs and the IPO RSUs granted to the named executive officers in November 2009 vested in November 2012. Once vested, the restricted stock units will be settled in cash or, in the event we complete a Chrysler Group IPO, the Compensation Committee has the discretion to settle the awards in cash or shares of the publicly traded stock. See Our Structure and Company Conversion. Payment for vested restricted stock units will be made regardless of employment status at the time of the scheduled payment. For additional information regarding restricted stock units held by the named executive officers as of December 31, 2012 under the Restricted Stock Unit Plan, see —Compensation of the Named Executive Officers — Outstanding Equity Awards at December 31, 2012, above.

The following provides the breakdown between Service RSUs and IPO RSUs reported in the “Number of Shares Acquired on Vesting” and “Value Realized on Vesting” columns of the “Options Exercised and Stock Vested in 2012” table:

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Sergio Marchionne	—	—
Richard K. Palmer
Service RSUs	21,228.6	169,617
IPO RSUs	63,684.4	508,838
Holly E. Leese
Service RSUs	22,269.1	177,930
IPO RSUs	66,806.1	533,781
Nancy A. Rae
Service RSUs	21,228.6	169,617
IPO RSUs	63,684.4	508,838
Michael Manley
Service RSUs	17,066.3	136,360
IPO RSUs	51,197.7	409,069

(2)	The amount reported as value realized upon vesting of restricted stock units is calculated by multiplying the fair value per Chrysler Group Unit (as described under the caption —Compensation Discussion and Analysis — Compensation Components —Long-Term Incentives in the form of LTIP RSUs and LTIP PSUs, above) as of the grant date of the award (determined in accordance with the accounting guidance related to stock compensation) by the number of Chrysler Group Units related to the restricted stock units awarded. Regardless of the value on the grant/vesting date, the actual value will depend on the fair value of our Class A Membership Interests on a date in the future when the restricted stock units are paid.

2012 Pension Benefits

Subject to the satisfaction of age and service requirements, Ms. Leese, Ms. Rae and Mr. Manley are eligible for pension benefits under the Executive Salaried Employees’ Retirement Plan, a contributory tax-qualified defined benefit pension plan and the Supplemental Executive Retirement Plan, a contributory nonqualified defined benefit pension plan, each described below, on the same terms and conditions as offered to other U.S. non-bargaining unit employees hired prior to January 1, 2004.

The benefit under the Executive Salaried Employees’ Retirement Plan is computed as a monthly annuity benefit on a 10-year certain and life basis beginning as early as age 62 equal to:

•	“final average earnings” times 2.25 percent of the executive’s years of contributory service (starting at age 35), up to a maximum of 20 years;

plus

•	“final average earnings” times two percent of the executive’s years of contributory service (starting at age 35) in excess of 20 years for the next 8.5 years;

minus

•	50 percent of the age 62 Social Security benefits.

For these purposes, “final average earnings” is defined as the highest average base pay up to the IRS’s covered compensation limit ($245,000 in 2010 and 2011 and $250,000 in 2012) during any consecutive five years out of the last 15 years of employment.

The pension benefit under the Executive Salaried Employees’ Retirement Plan for an executive whose employment terminates after reaching age 55 but before reaching age 62 is reduced by approximately six percent for each year by which the executive’s age at termination is less than age 62. Prior to the 363 Transaction, Mlles. Leese and Rae were party to agreements with Old Carco that provided, in part, that they would each be eligible for unreduced pension benefits under the Executive Salaried Employees’ Retirement Plan and the Supplemental Executive Retirement Plan if their employment terminates after reaching age 55. As part of the 363 Transaction, the portion of those agreements related to the unreduced pension benefits was assumed by us. In order to receive a pension benefit under the Executive Salaried Employees’ Retirement Plan, a participant must complete one year of service and attain age 65, or complete 10 years of service and attain age 55, except that death benefits are paid if the participant dies after starting to contribute and disability benefits are paid if the participant becomes disabled after completing five years of contributory service after attaining age 35.

During the second quarter of 2013, in connection with the amendment of our Salaried Defined Benefit Pension Plans as described in Retirement Benefits, above, and in order to transition the Salaried Defined Benefit Pension Plan participants to our defined contribution plans, the Compensation Committee enhanced the retirement factors in our Salaried Defined Benefit Pension Plans to allow retirement eligible participants who retire or terminate employment on or after January 1, 2014, including our named executive officers who participate in the Salaried Defined Benefit Pension Plans, to receive 100 percent of their accrued benefit commencing at age 58. See Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —Defined Benefit Pension Plans and OPEB Plans —Contributions and Funded Status —Defined Benefit Pension Plans —Funded Status and —Critical Accounting Estimates —Pension.

The Supplemental Executive Retirement Plan is a restorative supplemental retirement plan that provides a pension benefit computed using the same formula (including the definition of final average earnings) as the formula under the Executive Salaried Employees’ Retirement Plan except that: (i) base pay is not limited by the IRS’s covered compensation limit ($245,000 in 2010 and 2011 and $250,000 in 2012); and (ii) the benefit is offset by amounts paid from the Executive Salaried Employees’ Retirement Plan. Each U.S. non-bargaining unit employee hired prior to January 1, 2004 is eligible for a benefit under the Supplemental Executive Retirement

Plan if his or her covered compensation exceeds the IRS’s covered compensation limit. As a result of the Special Master’s determinations, no additional amounts were permitted to accrue under the Supplemental Executive Retirement Plan for the top 25 most highly compensated employees, including our named executive officers, attributable to salary and years of service during the period under which we were subject to TARP restrictions. In addition, after December 31, 2013, there will be no further accruals under the Supplemental Executive Retirement Plan as a result of the amendments to our Executive Salaried Employees’ Retirement Plan.

The amounts reported in the column “Present Value of Accumulated Benefit” represent the benefits that the named executive officers have earned, based on their service and compensation through December 31, 2012, but assuming that he or she retires at age 55 (age 62 for Mr. Manley, or age 58 if Mr. Manley retires or terminates employment on or after January 1, 2014), the earliest date on which he or she may retire without a reduction in pension benefit. Other than Ms. Leese and Ms. Rae, none of the named executive officers eligible for pension benefits has attained the age necessary to receive an unreduced pension benefit. While a present value is reported in the table, tax-qualified pension benefits are not available as a lump sum and must be taken in the form of an annuity. However, any nonqualified pension benefits due to base pay being limited by the IRS’s covered compensation limit ($245,000 in 2010 and 2011 and $250,000 in 2012) or due to the limits imposed by Section 415 of the Internal Revenue Code are paid out in a lump sum. We used the same assumptions in computing the amounts reported as we use for financial reporting purposes, including a discount rate of 4.0 percent and mortality according to the 2007 Chrysler Plan Specific Mortality Table for NBU, projected generationally with Scale AA valued in 2013. For a discussion of the actuarial assumptions used to calculate the present values, see Note 19, Employee Retirement and Other Benefits, to our accompanying audited financial statements included in this prospectus.

The following provides information as of December 31, 2012 with respect to our defined benefit pension plans in which our named executive officers participated.

Name	Plan Name	Number of Credited Service Years (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year (1) ($)
Sergio Marchionne (2)	—	—	—	—
Richard K. Palmer (2)	—	—	—	—
Holly E. Leese	Chrysler Group LLC Executive Salaried Employees’ Retirement Plan	23.92	2,392,727	—
	Chrysler Group LLC Supplemental Executive Retirement Plan	23.92	1,944,061	301,006
Nancy A. Rae	Chrysler Group LLC Executive Salaried Employees’ Retirement Plan	34.50	1,820,655	—
	Chrysler Group LLC Supplemental Executive Retirement Plan	34.50	2,088,105	132,606
Michael Manley	Chrysler Group LLC Executive Salaried Employees’ Retirement Plan	5.58	244,443	—
	Chrysler Group LLC Supplemental Executive Retirement Plan	5.58	55,049	33,282

(1)	The amounts reported in this column reflect the amounts exceeding Internal Revenue Code limits under tax-qualified retirement plans (“ERISA Excess” amounts) accrued from July 21, 2011 through December 31, 2011, which were paid out in early 2012. All future ERISA Excess accruals will be paid out at retirement.

(2)	Messrs. Marchionne and Palmer are not eligible to participate in our defined benefit pension plans. Mr. Palmer is eligible to participate in the Employee Managed Retirement Plan and the Supplemental Managed Retirement Plan. The amount contributed in 2012 by us to the Employee Managed Retirement Plan and the Supplemental Managed Retirement Plan on behalf of Mr. Palmer is reported in the “All Other Compensation” column of the 2012 Summary Compensation Table.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

Commencing in 2009 through 2011, our named executive officers (other than Mr. Marchionne) received a portion of their total annual compensation in the form of deferred phantom shares granted under the Deferred Phantom Share Plan tied to the value of our Class A Membership Interests, in the discretion of the Chief Executive Officer of Chrysler Group, subject to approval by the Compensation Committee and the Special Master. Each deferred phantom share represents the value of a Chrysler Group Unit, as described under the caption —Compensation Discussion and Analysis —Compensation Components —Long-Term Incentives in the form of LTIP RSUs and LTIP PSUs, above. On each monthly payroll date, a specified amount equal to a portion of a named executive officer’s gross cash base salary for the payroll period was converted into a number of deferred phantom shares, which represent the right to receive a future cash payment based on the value of the Chrysler Group Unit, by dividing the specified amount by the then fair value of a Chrysler Group Unit. Payments under the Deferred Phantom Share Plan are made in cash based on the fair value of a Chrysler Group Unit as of the most recently completed valuation at the time payment is made. The final grant of deferred phantom shares was made in December 2011. Mr. Palmer participates in the Supplemental Managed Retirement Plan. The Supplemental Managed Retirement Plan is a restorative supplemental retirement plan that provides a contribution to a retirement benefit account computed using the same formula as the formula under the Employee Managed Retirement Plan except that contributions are not limited by the IRS’s covered compensation limit ($245,000 in 2010 and 2011 and $250,000 in 2012) or annual additions limit ($49,000 in 2010 and 2011 and $50,000 in 2012). Each U.S. non-bargaining unit employee hired after December 31, 2003 is eligible for a benefit under the Supplemental Managed Retirement Plan if his or her covered compensation exceeds the IRS’s covered compensation limit.

The following provides information as of December 31, 2012 with respect to our deferred compensation plans in which our named executive officers participated.

Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year (1) ($)	Aggregate Earnings in Last Fiscal Year (2) ($)	Aggregate Withdrawals/ Distributions (3) ($)	Aggregate Balance at Last Fiscal Year-End ($)
Sergio Marchionne (4)	—	—	179,812	3,990,833	—
Richard K. Palmer	—	205,656	136,247	946,022	870,266
Holly E. Leese	—	177,928	129,160	1,283,052	751,537
Nancy A. Rae	—	169,614	116,087	1,133,446	684,310
Michael Manley	—	136,357	106,833	730,820	643,414

(1)	The amount reported in this column represents Service RSUs granted in November 2009 which have vested but were not paid as of December 31, 2012 since the payment under the plan terms is deferred to the calendar year after the year in which vesting occurs. These vested Service RSUs are also reported as stock vested in 2012, see —Compensation of the Named Executive Officers —Options Exercised and Stock Vested in 2012, above. With respect to Mr. Palmer, the amount reported in this column also includes company contributions to the Supplemental Managed Retirement Plan of $36,042. During 2012, no grants of deferred phantom shares were awarded. Outstanding grants of restricted stock units under the Restricted Stock Unit Plan are not reported in this table because they are not yet vested.
(2)	The amount reported in this column represents the product of: (i) the number of Chrysler Group Units related to the deferred phantom shares granted from 2009 through 2011 prior to settlement and Service RSUs granted in November 2009; and (ii) the difference between (x) the fair value of a Chrysler Group Unit on December 31, 2011 or the grant date, whichever is later, and (y) the fair value of a Chrysler Group Unit on December 31, 2012. The fair value of a Chrysler Group Unit is based on the fair value of our Class A Membership Interests. Since there is no publicly observable trading price for our membership interests during the periods presented, we periodically value our Class A Membership Interests using a discounted cash flow methodology. Amounts in this column are not included in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the 2012 Summary Compensation Table because no such earnings would be considered above market or preferential.

(3)	Deferred phantom shares are fully vested upon grant and, except for the deferred phantom shares granted to Mr. Marchionne, are paid in three equal installments at the end of the quarter in which the second, third and fourth anniversaries, respectively, of the monthly grant occur. As a result of the early repayment of our TARP obligations, each installment is subject to being paid one year earlier than scheduled. These payments commenced in February 2012 and are reflected in this column. Payments under the Deferred Phantom Share Plan are made in cash and are based on the fair value of Chrysler Group’s Class A Membership Interests as of the most recently completed valuation at the time of payment, and are made regardless of employment status at the time of payment. Under the plan terms, the deferred phantom shares granted to Mr. Marchionne were to be paid on the later of: (i) June 10, 2012, which is the third anniversary of the commencement of Mr. Marchionne’s service as a director; and (ii) the date on which we have no remaining obligations under TARP. Because we are no longer subject to TARP after July 2011, Mr. Marchionne’s deferred phantom shares were settled in 2012. See —Compensation Discussion and Analysis —Compensation Components —Chairman of the Board Compensation, above.
(4)	On December 23, 2009, the Special Master approved a grant of deferred phantom shares for Mr. Marchionne with an initial value of $600,000 as compensation for his services as a director of the Company from June 2009 through June 2012. These deferred phantom shares were settled in 2012. See —Compensation Discussion and Analysis —Compensation Components —Chairman of the Board Compensation, above.

Potential Payments upon Termination or Change of Control

The following summaries describe and quantify the potential payments and benefits that we would provide to our named executive officers in connection with termination of employment. In determining amounts payable, we have assumed in all cases that the termination of employment occurred on December 31, 2012. Most of our plans and programs, including the Deferred Phantom Share Plan, the Restricted Stock Unit Plan, the 2012 LTIP and the Supplemental Executive Retirement Plan, contain specific provisions detailing how payments are treated upon termination. We are not obligated to provide our named executive officers with any payments or benefits in connection with a change of control, except as described below with respect to the 2012 LTIP.

Severance Policy

Our named executive officers may be eligible for severance benefits under the Termination Allowance Plan. The Termination Allowance Plan applies to all full-time U.S. based executive employees who have a minimum of three years of continuous service as of the termination date. The plan may pay severance benefits in the event that an employee is indefinitely laid off, forced to retire without retirement benefits or permanently and totally disabled and not eligible for long-term disability benefits. The amount of severance varies based on the employee’s continuous years of service with us and is conditioned on the employee’s execution of a general release of claims. The actual severance benefit for our named executive officers under the Termination Allowance Plan is based on their monthly base salary and determined in accordance with the following schedule:

Continuous Service Before Effective Date of Separation	Number of Months of Continued Base Salary
Less than 3 years of service	0 months
3 but less than 4 years of service	1 month
4 but less than 5 years of service	2 months
5 but less than 10 years of service	3 months
10 but less than 15 years of service	6 months
15 but less than 20 years of service	9 months
20 or more years of service	12 months

The maximum amount of severance for the named executive officers under the Termination Allowance Plan is 12 months of base salary. The severance benefit is paid in cash in monthly installments equal to the base monthly salary.

Vesting of Restricted Stock Units

Our named executive officers (other than Mr. Marchionne) received long-term incentives in the form of restricted stock units. For restricted stock units granted in November 2009 and March 2010, a restricted stock unit holder will vest in 25 percent of the Chrysler Group Units related to the award, referred to as the Service RSUs, if the holder is continuously employed by us through the third anniversary of the grant date and the Modified EBITDA target threshold for 2010 of $2.5 billion is achieved (which was achieved) and 75 percent of the Chrysler Group Units related to the award, referred to as the IPO RSUs, will vest if the holder is continuously employed by us through the later of: (i) the third anniversary of the grant date; and (ii) the date on which a Chrysler Group IPO occurs (the IPO vesting condition was removed by action of the Compensation Committee in September 2012). For restricted stock units granted in January 2011 and January 2012, referred to as the 2011 RSUs and 2012 RSUs, respectively, a restricted stock unit holder will vest in the Chrysler Group Units related to the award if the holder is continuously employed by us through the third anniversary of the grant date. If the holder retires on or after the second anniversary of grant, then such holder will continue to be considered employed for vesting purposes for all restricted stock units. For purposes of all restricted stock units, the holder will be treated as having retired upon a termination of employment after reaching age 55 and completing 10 years of service with Chrysler Group or a predecessor company (or after satisfying other applicable retirement criteria). All unvested restricted stock units will become fully vested upon the holder’s death or permanent disability. Unvested restricted stock units as of the date of termination are forfeited.

Under the plan terms, payment of the Service RSUs granted in November 2009 was to be on the later of: (i) the calendar year after the year in which vesting occurs and (ii) when at least 25 percent of our TARP obligations are repaid. Payment of the Service RSUs granted in March 2010 was to be on the later of: (i) the calendar year in which vesting occurs; and (ii) when at least 25 percent of our TARP obligations are repaid. Payment of the IPO RSUs granted in either November 2009 or March 2010 was to be on the later of: (i) March 15 of the year following the year in which the IPO RSUs vest; and (ii) when 100 percent of our TARP obligations are repaid. Payment of the 2011 and the 2012 RSUs is to be no later than March 15 of the calendar year following the year in which they vest. Because we are no longer subject to TARP after July 2011, as discussed above, payment will, in each case, occur following vesting pursuant to clause (i) of each of the above vesting descriptions.

Once vested, the restricted stock units will be settled in cash or, in the event we complete a Chrysler Group IPO, the Compensation Committee has the discretion to settle the awards in cash or shares of the publicly traded stock. See Our Structure and Company Conversion. Payment for vested restricted stock units will be made regardless of employment status at the time of the scheduled payment.

Mr. Marchionne was granted restricted stock units pursuant to the Amended and Restated Chrysler Group LLC Directors’ Restricted Stock Unit Plan, or the Amended Directors’ Plan, for his Board service from June 10, 2012 through June 10, 2013. These restricted stock units vested on June 10, 2013. For additional information about the restricted stock units granted to the members of the Board, see —Director Compensation, below.

Vesting of Long-Term Incentives in the form of LTIP RSUs and LTIP PSUs

The LTIP RSUs will vest over three years in one-third increments on the anniversary of their grant date, while the LTIP PSUs will vest at the end of the three-year performance period only if we meet or exceed certain three-year cumulative company performance targets. Concurrent with the adoption of the 2012 LTIP, the Compensation Committee established company performance targets composed of specified levels of cumulative Chrysler Group Modified Operating Profit and cumulative Free Cash Flow for the three-year performance period, ending December 31, 2014. If we do not fully achieve these targets, the LTIP PSUs will be deemed forfeited.

Once vested, LTIP RSUs and LTIP PSUs will be settled in cash or, in the event we complete a Chrysler Group IPO, the Compensation Committee has the discretion to settle the awards in cash or shares of the publicly traded stock. See Our Structure and Company Conversion. Vesting of the LTIP RSUs and LTIP PSUs may be accelerated in certain circumstances, including upon the participant’s death, disability or in the event of a change of control, or other circumstances the Compensation Committee determines to be appropriate. Settlement will be made as soon as practicable after vesting, but in any case no later than March 15th of the year following vesting, provided that the participant has not been terminated for cause prior to the established payment date.

LTIP RSUs will vest upon a participant’s death or disability, whereas LTIP PSUs will not. Unvested LTIP PSUs are not forfeited upon a participant’s death or disability, but rather remain outstanding and vest at the end of the three-year performance period dependent on the Company’s attainment of its performance targets. With respect to both LTIP RSUs and LTIP PSUs, if a participant’s employment with us is terminated by (i) termination by us other than for cause, (ii) the participant’s death, or (iii) the participant’s disability, in each case within twenty four months of a change of control, all terms and conditions shall be deemed met and such LTIP RSUs and LTIP PSUs shall be paid within thirty days of the participant’s termination of employment. In such case, LTIP PSUs would be paid out at target levels.

For purposes of terminations under the 2012 LTIP, “cause” means the participant’s:

•	Willful failure to perform substantially his or her responsibilities;

•	Engagement in illegal conduct or in gross misconduct, in either case, that causes financial or reputational harm to the Company or any of its subsidiaries or affiliates;

•	Commission or conviction of, or plea of guilty or nolo contendere to, a felony; or

•	Material breach of the terms of the 2012 LTIP or any other agreement entered into between the participant and the Company or any of its subsidiaries or affiliates.

Under the 2012 LTIP, a “change of control” is generally defined to include any transaction or series of transactions, including an acquisition of stock, the consummation of a reorganization, merger or consolidation of the company, or the sale, lease or exchange or other transfer of at least 50 percent in value of the company’s assets, in which a person or group of persons who was not an owner of more than 50 percent of the then outstanding voting capital units of the company, becomes such or the members of an existing group holding more than 50 percent of the then outstanding voting capital units of the company do not continue to hold such interests in substantially the same proportions relative to each other as before such transaction or series of transactions. However, specifically excluded from the definition are transactions involving direct acquisitions of voting capital units from the company, Fiat or any employee benefit plan or trust of either of them. Additionally, an initial public offering would not in itself be considered a change of control.

Estimated Potential Termination Payments and Benefits

The following table provides the estimated value of the payments and benefits that we would provide to our named executive officers in connection with termination of employment. In determining amounts payable, we have assumed in all cases that the termination of employment occurred on December 31, 2012 and that fair value of the Chrysler Group Units was $9.00. The actual value that would be recognized by a named executive officer with respect to his or her restricted stock units, LTIP PSUs, and LTIP RSUs can only be determined at the time of payment and could be affected by changes to the fair value of our Class A Membership Interests following termination of employment. Due to the number of factors that affect the nature and amounts of any benefits provided upon the events described below, any actual amounts paid or distributed may be higher or lower than reported below. In addition, in connection with any actual termination of employment, we may determine to enter into one or more agreements or to establish arrangements providing additional benefits or amounts, or altering the terms of benefits described above.

Name	Severance and Other Benefits (1) ($)	Unvested Restricted Stock Units (2) ($)	Unvested LTIP PSUs and LTIP RSUs (3) ($)	Total ($)
Sergio Marchionne	—	—	—	—
Termination	—	—	—	—
Retirement	—	—	—	—
Death	—	225,288	—	225,288
Disability	—	225,288	—	225,288
Change of Control	—	—	—	—
Richard K. Palmer
Termination	—	—	—	—
Retirement	—	—	—	—
Death	—	1,547,033	276,462	1,823,495
Disability	—	1,547,033	276,462	1,823,495
Change of Control	—	—	2,266,965	2,266,965
Holly E. Leese
Termination	485,004	—	—	485,004
Retirement	—	354,156	—	354,156
Death	—	1,297,868	246,717	1,544,585
Disability	—	1,297,868	246,717	1,544,585
Change of Control	—	—	2,177,505	2,177,505
Nancy A. Rae (4)
Termination	455,004	—	—	455,004
Retirement	23,000	312,480	—	335,480
Death	—	1,177,629	231,453	1,409,082
Disability	—	1,177,629	231,453	1,409,082
Change of Control	—	—	2,042,811	2,042,811
Michael Manley
Termination	205,002	—	—	205,002
Retirement	—	—	—	—
Death	—	1,000,465	208,566	1,209,031
Disability	—	1,000,465	208,566	1,209,031
Change of Control	—	—	1,840,779	1,840,779

(1)

The named executive officers are eligible to receive severance payments under the Termination Allowance Plan based upon the length of service at the time of termination. This column represents the maximum potential payout for each of the named executive officers upon termination. In addition, this column represents the incremental cost to us of providing two Company-furnished vehicles for a ten year period upon retirement under our retired executive officer vehicle policy. We estimated the ten-year incremental cost of providing the Company vehicles by comparing the cost of production against the value received upon the disposal of the vehicle plus the cost of maintenance and repair, insurance, licensing and registration fees (all costs and values to remain constant over the ten-year term for purposes of this estimate). For a further discussion of the retired executive officer vehicle policy, see —Compensation Discussion and Analysis —Compensation Components —Retirement Benefits, above.
(2)	The amounts reported in this column represent the total fair value on December 31, 2012 of the Chrysler Group Units related to the restricted stock units granted under the Restricted Stock Unit Plan that would vest upon a named executive officer’s retirement, death or disability based on a fair value of the Chrysler Group Units of $9.00. With respect to Mr. Marchionne, the amounts reported in this column represent the total fair value on December 31, 2012 of the Chrysler Group Units related to the restricted stock units granted under the Amended Directors’ Plan for his Board service from June 2012 through June 2013 that would vest upon his death or disability based on a fair value of the Chrysler Group Units of $9.00. Because deferred phantom shares are fully vested upon grant and paid at the time of the scheduled payment, no additional value would be recognized by the named executive officer solely as a result of their termination of employment.
(3)	The amounts reported in this column represent the total fair value on December 31, 2012 of the Chrysler Group Units related to (i) LTIP RSUs that would vest upon a named executive officer’s death or disability and (ii) LTIP PSUs and LTIP RSUs that would vest if a named executive officer is terminated within twenty four months of a change of control due to (a) a termination by us for other than for cause, (b) the participant’s death, or (c) the participant’s disability, based on a fair value of the Chrysler Group Units of $9.00.
(4)	As discussed above in —Compensation Discussion and Analysis —Compensation Components — Retirement Benefits, in November 2013, in connection with Ms. Rae’s retirement on January 31, 2014, and effective as of such date, the Compensation Committee took action to waive the continued employment requirements for two-thirds of the award of LTIP PSUs granted to Ms. Rae in 2012 (the remaining one-third of such LTIP PSUs will be forfeited) and all of the LTIP RSUs granted to Ms. Rae in 2012 and 2013 that are unvested as of her retirement date. Such LTIP PSUs will be paid on the achievement of applicable Company performance targets and such LTIP RSUs (which will become vested as of the retirement date) will settle on the schedule provided in the applicable award agreements.

Risk Considerations in our Compensation Program

Our Compensation Committee is responsible for ensuring that our compensation programs are consistent with our safety and soundness, including reviewing the relationship between our risk management policies and practices and the executive compensation arrangements. Our senior risk officer, Mr. Palmer, reviewed with the Compensation Committee all compensation programs, including the compensation arrangements for our named executive officers, to ensure that the programs and arrangements did not create incentives that encourage employees to take unnecessary or excessive risks that could threaten our value. We believe that the mix and design of the elements of our employee compensation policies and practices do not motivate imprudent risk taking. Consequently, we are satisfied that any potential risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on us.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2012, Stephen M. Wolf served as the Chairman, and James J. Blanchard, Léo W. Houle and Dr. Ruth J. Simmons served as members, of our Compensation Committee. Mr. Blanchard’s service on the Compensation Committee ended when his three-year term on the Board expired in June 2012. Dr. Simmons began serving on the Compensation Committee when she joined the Board in June 2012. No member of the Compensation Committee is or has been an officer or employee of Chrysler Group at any time or had any relationship with Chrysler Group requiring disclosure as a related-party transaction. During the fiscal year ended December 31, 2012, none of our executive officers served as a member of the board of directors or compensation committee (or other board committee serving an equivalent function) of any unrelated entity that had one or more of its executive officers serving on the Board or Compensation Committee (or other board committee serving an equivalent function).

Director Compensation

Since our formation, our directors have received all of their Board fees in the form of equity-based awards. We believe that a substantial portion of our directors’ compensation should be in the form of equity-based awards so as to align the interests of our directors with our objectives to achieve long-term growth and appreciation in value for the benefit of our stakeholders.

When we established the directors’ compensation structure in 2009, all of the director compensation was in the form of equity-based awards in order to preserve cash for the Company’s operations. At that time, the only exceptions to equity-based compensation were the annual retainers paid to our then chairman and committee chairs. Pursuant to Chrysler Group LLC’s 2009 Directors’ Restricted Stock Unit Plan, or the Directors’ Plan, restricted stock units were awarded to the original members of the Board in September 2009, and, at the Compensation Committee’s direction, on a pro-rata basis to Messrs. Houle and Lanaway in September 2011. Once granted, the restricted stock units vested in one-third increments on June 10th of each year, except that vesting for Messrs. Houle and Lanaway vested entirely on June 10, 2012. Vesting is accelerated upon death or permanent disability, and all unvested awards are forfeited upon cessation of service from the Board. An amount equal to the fair value of the Chrysler Group Units underlying any vested restricted stock units held by a director will be paid within 60 days following the date on which the director ceases to serve as a director. Once vested, the restricted stock units will be settled in cash or, in the event we complete a Chrysler Group IPO, the Compensation Committee has the discretion to settle the awards in cash or shares of the publicly traded stock. See Our Structure and Company Conversion. The number of Chrysler Group Units related to outstanding restricted stock units is subject to adjustment by the Compensation Committee in accordance with the terms of the 2009 Directors’ Plan.

In April 2012, the Board approved a directors’ compensation package for Board service from June 2012 through June 2013 that included $200,000 of directors’ compensation. Directors’ compensation would be in the form of 50 percent equity and 50 percent cash with the directors given the alternative to select compensation in the form of 100 percent equity. All of the directors (other than Mr. Perkins who is precluded from receiving compensation for his Board service as described below) elected to receive their compensation in the form of 100 percent equity. Mr. Marchionne does not receive an annual retainer for his role as chairman.

Pursuant to the Amended Directors’ Plan, restricted stock units were awarded to the members of the Board (other than Mr. Perkins) in July 2012 and vested on June 10, 2013. Vesting is accelerated upon death or permanent disability, and all unvested awards are forfeited upon cessation of service from the Board. An amount equal to the fair value of the Chrysler Group Units underlying any vested restricted stock units held by a director will be paid within 60 days following the date on which the director ceases to serve as a director. Once vested, the restricted stock units will be settled in cash or, in the event we complete a Chrysler Group IPO, the Compensation Committee has the discretion to settle the awards in cash or shares of the publicly traded stock. See Our Structure and Company Conversion. The number of Chrysler Group Units related to outstanding restricted stock units is subject to adjustment by the Compensation Committee in accordance with the terms of the Amended Directors’ Plan.

Mr. Perkins was appointed to serve on the Board by the VEBA Trust. Mr. Perkins’ employer, the UAW, has a policy in place which precludes any of their employees from receiving compensation for board service. In July 2012, in recognition of the UAW’s policy, the members of Chrysler Group LLC amended Chrysler Group LLC’s Operating Agreement to provide that the Director appointed by the VEBA Trust would not be eligible to receive compensation from us for his Board service if his employer has a policy in place that prohibits such compensation. Solely on account of these facts, we agreed to remit $200,000 to the VEBA Trust, payable in quarterly cash installments, as long as Mr. Perkins continues to serve on the Board during the June 2012 through June 2013 term.

In May 2013, the Board approved a directors’ compensation package for Board service from June 2013 through June 2014 that included $200,000 of directors’ compensation. Directors’ compensation would be in the form of 50 percent equity and 50 percent cash with the directors given the alternative to select compensation in the form of 100 percent equity. All of the directors (other than Mr. Perkins who is precluded from receiving compensation for his Board service as described above) elected to receive their compensation in the form of 100 percent equity. This grant of restricted stock units was made in the third quarter of 2013 and will vest on June 10, 2014.

Mr. Altavilla’s term on the Board ended on June 10, 2013. Accordingly, Mr. Altavilla received payment of his vested restricted stock units in accordance with the terms of the Amended Directors’ Plan. Robert G. Liberatore was appointed to serve on the Board effective June 10, 2013 and received a grant of restricted stock units for his Board service from June 2013 through June 2014 in the third quarter of 2013 along with the other directors.

Director Summary Compensation Table

The following summarizes the total compensation paid by us to our non-employee directors for services rendered during the year ended December 31, 2012.

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (2) ($)	All Other Compensation (3) ($)	Total ($)
Alfredo Altavilla	—	200,006	—	200,006
Governor James J. Blanchard (4)	—	—	863	863
Léo W. Houle	—	200,006	1,150	201,156
John B. Lanaway	—	200,006	1,300	201,306
Erickson N. Perkins (5)	—	—	—	—
Ruth J. Simmons (5)	—	200,006	403	200,409
Douglas M. Steenland	20,000	200,006	1,150	221,156
Ronald L. Thompson	25,000	200,006	1,150	226,156
Stephen M. Wolf	15,000	200,006	1,150	216,156

(1)	Our non-employee directors did not earn or receive an annual retainer fee in 2012 for their service as directors, other than our Lead Director, Mr. Thompson. Each non-employee committee chair was entitled to an annual retainer, the amount of which differed depending upon the committee, as follows: Audit Committee, $20,000 (Mr. Steenland) and Compensation Committee, $15,000 (Mr. Wolf).
(2)	The table below shows the aggregate number of restricted stock units outstanding for each non-employee director as of December 31, 2012:

Name	Aggregate Number of Restricted Stock Units at Last Fiscal Year-End (a) (#)
Alfredo Altavilla	524,510.5
Léo W. Houle	50,102
John B. Lanaway	50,102
Erickson N. Perkins (5)	—
Ruth J. Simmons (5)	25,032
Douglas M. Steenland	524,510.5
Ronald L. Thompson	524,510.5
Stephen M. Wolf	524,510.5

(a)	In late 2009, Messrs. Altavilla, Steenland, Thompson and Wolf received a grant of restricted stock units under the 2009 Directors’ Plan with an initial value of $600,000 for their service as directors of the Company from June 2009 through June 2012. On September 22, 2011, in accordance with the terms of the plan, the number of restricted stock units they had received was adjusted to preserve the economic value of the awards and offset the dilutive effect of changes in Fiat’s ownership interest. In September 2011, Messrs. Houle and Lanaway received a grant of restricted stock units under the 2009 Directors’ Restricted Stock Unit Plan with an initial value of $154,432 for their service as directors of the Company from September 2011 through June 2012. In July 2012, all of the members of the Board (other than Mr. Perkins) received a grant of restricted stock units under the Amended Directors’ Plan with an initial value of $200,006 for their service as directors from June 2012 through June 2013.
(3)	The amounts reported in this column represent the incremental cost to us for the Company furnished vehicle provided to our non-employee directors while serving as an active member of the Board. We calculate the incremental cost of providing the Company vehicles by comparing the cost of production against the value received upon the disposal of the vehicle plus the cost of maintenance and repair, insurance, licensing and registration fees. Directors are taxed on the imputed income attributed to personal use of Company vehicles and do not receive tax assistance from us. The amounts reported in this column do not include amounts paid to Mr. Blanchard for his vested restricted stock units upon the expiration of his term on the Board in accordance with the terms of the Directors’ Plan.
(4)	Term on the Board expired in June 2012.
(5)	Joined the Board in June 2012. With respect to Mr. Perkins, he receives no compensation from us as described above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Fiat under the Fiat-Chrysler Alliance

On April 30, 2009, Chrysler Group entered into the Master Transaction Agreement under which Chrysler Group agreed to purchase the principal operating assets and assumed certain liabilities of Old Carco and its principal domestic subsidiaries in addition to acquiring the equity of Old Carco’s principal foreign subsidiaries. On June 10, 2009, Chrysler Group completed the 363 Transaction contemplated by the Master Transaction Agreement following bankruptcy court approval in connection with Old Carco’s bankruptcy proceeding. In connection with the closing of the 363 Transaction, Chrysler Group LLC issued Class B Membership Interests to an affiliate of Fiat, FNA LLC. On January 1, 2013, the Class B Membership Interests automatically converted to Class A Membership Interests in accordance with the terms of Chrysler Group LLC’s governance documents. As a result of the conversion and other transactions, FNA LLC held a portion of the Class A Membership Interests representing a 58.5 percent ownership interest in Chrysler Group as of the date of this prospectus. In addition, in July 2012, January 2013, and July 2013, Fiat, through FNA LLC, exercised call option rights with the VEBA Trust to acquire three tranches of Class A Membership Interests, each of which represents approximately 3.3 percent of Chrysler Group’s outstanding equity. The transactions are not yet complete but in the event that these transactions are completed prior to this offering, FNA LLC will own approximately 68.5 percent of the ownership interests in us. See Description of Capital Stock —Stockholders’ Agreement —VEBA Trust Call Option for additional information. We also entered into the master industrial agreement and related ancillary agreements described below with Fiat and certain of its affiliates in accordance with the terms of the Master Transaction Agreement.

The Fiat-Chrysler Alliance is composed of various commercial arrangements relating primarily to the development, manufacture and distribution of vehicles, and the development and manufacture of powertrains. The terms and conditions governing the Fiat-Chrysler Alliance are set forth in the master industrial agreement and ancillary agreements entered into pursuant to the master industrial agreement, which provides for:

•	Technology and Product Sharing —We have access to certain of Fiat’s platforms, vehicles, products and technology. These include: (i) Fiat’s mini, small, and compact vehicle platforms; and (ii) specified vehicle models, engines, engine technologies, transmissions, and related technology for production within North America and for distribution within North America and other agreed markets. Pursuant to this arrangement, we are currently manufacturing the Fiat 500 vehicle in our Toluca plant (Mexico). The Fiat 500 includes the Fiat 1.4L FIRE engine, manufactured in our Dundee plant (Michigan), as well as transmissions purchased from Fiat. In July 2013, we launched production of the all-new Ram ProMaster in our Saltillo plant (Mexico). The all-new Ram ProMaster is based on the Fiat Professional Ducato light commercial vehicle currently produced in Europe and South America.

In addition, we are cooperating on: (i) engineering and development activities, such as those related to the CUSW platform utilized for the Dodge Dart, as described under Business —Fiat-Chrysler Alliance and Management’s Discussion and Analysis of Financial Condition and Results of Operations —Progress on our Strategic Business Plan; (ii) manufacturing activities, such as implementation of WCM processes utilized by Fiat in our manufacturing plants; and (iii) the manufacture, assembly, or sale of built-up vehicles, engines, transmissions, components and other products. For example, in May 2013, Fiat began contract manufacturing and selling the all-new Fiat 500L to Chrysler Group for our sale of the vehicle in North America. We have both also committed to identifying further possible product portfolio sharing. For example, we licensed certain vehicle technology to Fiat for a Fiat-branded vehicle that Fiat’s Chinese joint venture began to produce in September 2012.

•	Distribution —We have established: (i) Fiat’s role in the distribution of our vehicles and service parts in Europe and other specified markets outside of North America, including the appointment of Fiat as the general distributor and importer in those markets, directly or indirectly, and in the provision of wholesale and retail financing for our vehicles in certain markets outside of North America; (ii) our role as the exclusive distributor and importer of Fiat and Alfa Romeo brand vehicles and service parts within North America and other specified markets outside of Europe; and (iii) distribution strategies.

We began implementing our distribution strategy for markets outside of North America in 2010. Fiat initially assumed the management of our distribution and sales operations in select European countries in 2010. In June 2011, Fiat became the general distributor of our vehicles and service parts for Europe selling our products through a network of newly appointed dealers. In connection with this transition, we also sold several dealerships that we owned and certain assets of 15 of our international distribution centers in Europe to Fiat. We are now distributing Fiat vehicles in certain markets through our international distribution centers around the world. In addition, Fiat has taken on the distribution of our vehicles in certain markets outside North America where its dealer networks are better established. In addition, financial services affiliates of Fiat are providing financing to our dealers and consumers in China, Argentina and Brazil.

We began selling the Fiat 500 in the U.S. and Canada in March 2011 through a network of newly appointed dealers, and we are also selling some of the Fiat 500 vehicles we produce in Mexico to Fiat for distribution outside of North America as well as directly selling the Fiat 500 vehicles in South Korea. In addition, we began distributing Fiat and Fiat Professional (light-duty commercial) brand vehicles and service parts in Mexico in October 2010, and in Russia, Australia and other markets in 2012. In addition, Fiat manufactures certain Fiat-brand vehicles for us, which we sell throughout North America. We also began distributing Alfa Romeo brand vehicles and service parts in Mexico in 2011 and in Australia and other markets in 2012, and expect to sell Alfa Romeo in the U.S. and Canada.

•	Procurement —We continue to integrate our procurement activities with Fiat’s procurement operations, including: (i) the establishment of joint purchasing programs designed to yield preferred pricing and logistics terms, particularly with respect to shared parts and components and common suppliers; and (ii) the restructuring of our procurement activities and integration with Fiat’s procurement operations.

•	Information and Communication Technology —We and Fiat are coordinating our respective information and communication technologies. Ongoing efforts include: (i) identification of ways to reduce the costs of such technologies and generate other benefits; (ii) prioritization of systems, applications and infrastructure initiatives based on the 2010-2014 Business Plan targets; (iii) implementation of common technology solutions in various functional areas, including upgraded engineering product lifecycle management and computer-aided design tools, and adoption of the SAP system currently used by Fiat to replace our finance, procurement, and capital project and investment management systems, the first phase of which was implemented as of January 1, 2013 and the second phase of which is expected to be implemented on January 1, 2014; and (iv) deployment of emerging communication, collaboration and server network technologies. We have largely completed the planned transition of our business process systems outside North America to Fiat’s systems.

In 2012, certain additional Fiat affiliates became parties to several of the ancillary agreements governing the Fiat-Chrysler Alliance, including agreements relating to engineering and development cooperation, services, powertrain cross supply, contract manufacturing and vehicle component cross supply.

Fiat may terminate the master industrial agreement and all of the ancillary agreements on 120 days’ prior written notice at any time. Upon such termination: (i) each party must continue to distribute, if requested, the other party’s vehicles and service parts for two years on the same terms and conditions as in effect immediately prior to termination, and to cooperate for up to an additional six months to facilitate transition of distribution services; (ii) Fiat must continue to make available to Chrysler Group for thirty-six months the technology rights and other items available under the agreements on the same terms in effect on the date of termination, and thereafter until the end of production on the same terms but at commercially reasonable royalty rates; and (iii) Chrysler Group must continue to make available to Fiat for thirty-six months, or if longer, until the end of production, the technology and other items available under the agreements on the same terms as in effect on the date of termination but at commercially reasonable royalty rates.

In addition, either we or Fiat may terminate the master industrial agreement and all of the ancillary agreements if the other party either commits a breach that is material, considering all ancillary agreements taken as a whole, or in the event of certain bankruptcy, liquidation or reorganization proceedings. Upon a termination for breach or bankruptcy events, the terminating party will be entitled to receive continued distribution services and technology rights and other items from the other party as noted above.

Other Transactions with Fiat

We have also entered into the following transactions with Fiat or its affiliates:

•	In March 2010, we entered into a multi-year agreement with an affiliate of Fiat to provide it with service parts distribution services in North America, on a per-service fee basis. We received $1.4 million for such services during the year ended December 31, 2012; and for the nine months ended September 30, 2013 we received $1.2 million.

•	In October 2010, we entered into a non-binding memorandum of understanding with an affiliate of Fiat to license certain technology, and to provide certain products and engineering services. In January 2011, we entered into a subsequent definitive technology license agreement with that Fiat affiliate, which includes a one-time license fee of $37 million. We are supplying select components to this Fiat affiliate (both directly and indirectly through another affiliate) and, pending finalization and execution of certain engineering statements of work under a master engineering agreement, we have provided engineering services. For the year ended December 31, 2012, we have received $28.4 million for these services; and for the nine months ended September 30, 2013 we received $37.2 million for these services. We will continue to receive payments on a per-service fee basis.

•	In August 2010, we entered into a multi-year agreement with a Fiat affiliate for the provision of various administrative services to support our operations in Australia. We paid approximately $264,000 for these services in 2012; and for the nine months ended September 30, 2013 we paid approximately $47,000 for these services.

•	In January 2011, we entered into a multi-year agreement with Fiat to provide our service diagnostic tools to Fiat for use in its dealerships and authorized repair facilities. As part of this agreement, we will supply tools to Fiat and perform software development services, and we will also provide ongoing maintenance services. We invoice Fiat on a periodic basis for tools and services rendered. For the year ended December 31, 2012, we have received $5.7 million for these services; and for the nine months ended September 30, 2013 we received $1.7 million for these services.

•	In March 2011, we entered into an agreement with a Fiat affiliate to purchase tax credits in Venezuela for $8.1 million.

•	In May 2011, we entered into a five-year agreement with a Fiat affiliate to provide us with service parts for certain competitive brand vehicles that we will sell through retail and wholesale channels in the U.S. A second agreement covering the same parts for international (non-U.S.) markets was executed in May 2013. Our total purchases under these agreements were $25 million for the year ended December 31, 2012; and for the nine months ended September 30, 2013 our total purchases under these agreements were $9.6 million.

•	In December 2011, we entered into a multi-year agreement with a joint venture affiliate of Fiat in China, pursuant to which we will sell vehicles and service parts that we manufacture for distribution through Fiat’s dealer network in China. In addition, we are selling select vehicle components to this Fiat affiliate. For the year ended December 31, 2012 and the nine months ended September 30, 2013, we have received approximately $112 million and $45 million, respectively, for these vehicles, service parts, and components. In January 2013, we also entered into a non-binding memorandum of understanding with this joint venture for the potential license of certain vehicle and engine technology for the local production of Jeep vehicles that will be sold only in China.

•	In June 2012, we entered into an agreement to sell our Fiat dealer receivables in Russia to a financial services affiliate of Fiat. Our total receivable sales under this agreement were $22.5 million for the year ended December 31, 2012; and for the nine months ended September 30, 2013 our total receivable sales under this agreement were $65.8 million.

•	During 2012, we entered into a multi-year agreement with an affiliate of Fiat to obtain transportation services, as well as cost allocation agreements with Fiat to share costs associated with certain security and related expenses incurred regarding Mr. Marchionne while in Michigan working on our behalf, or traveling globally on behalf of us and Fiat. We paid approximately $300,000 for such services during the year ended December 31, 2012; and for the nine months ended September 30, 2013 we paid approximately $1.7 million for such services and received approximately $393,000 from Fiat for such services.

•	In 2012, we consolidated our purchase of certain property and liability insurance coverage for the 2013 calendar year together with Fiat and its affiliates to achieve reduced premiums and enhanced coverage. Certain Fiat-affiliated insurance companies participated in this transaction as brokers and as reinsurers, and have received $1.7 million in 2013 funded out of the premiums we have paid to the applicable underwriters.

•	We entered into an agreement, effective June 2012, in which a Fiat affiliate will sponsor certain sporting events in which we participate, for which we will receive $300,000.

•	We entered into a multi-year agreement with a Fiat affiliate, effective January 2013, to receive transactional processing services. For the nine months ended September 30, 2013, we paid approximately $800,000 for these services.

•	In March 2013, we entered into an agreement with a Fiat affiliate to purchase tax credits in Venezuela for $1.4 million.

•	We entered into a cooperation agreement, effective July 2013, with a Fiat affiliate to assist them in meeting requirements under certain federal and state vehicle emissions regulations.

From time to time, we also purchase or sell goods and services from or to Fiat affiliates in the ordinary course through competitive bids or directed sourcing, when applicable.

In total, our transactions with Fiat for the nine months ended September 30, 2013 and for the years ended December 31, 2012, 2011 and 2010, included $1,603 million, $2,689 million, $2,162 million and $449 million, respectively, of goods and services Fiat purchased from us, and $1,730 million, $1,504 million, $800 million and $293 million, respectively, of goods and services we purchased from Fiat. In addition, during the nine months ended September 30, 2013 and during the years ended December 31, 2012, 2011 and 2010, we recognized reimbursements due from Fiat of $26 million, $51 million, $78 million and $36 million, respectively, and recognized reimbursements due to Fiat of $75 million, $45 million, $25 million and $17 million, respectively, for costs related to shared engineering and development activities performed under the product and platform sharing agreement that is part of the Fiat-Chrysler Alliance.

Mr. Marchionne is the Chief Executive Officer of Fiat and Chairman or Chief Executive Officer for several significant business units within Fiat and affiliates of Fiat. His compensation from Fiat is publicly disclosed in Fiat’s annual report.

Mr. Palmer served as Chief Financial Officer of Fiat Group Automobiles until becoming our Chief Financial Officer in 2009. In September 2011, Mr. Palmer was given the additional role of Chief Financial Officer of Fiat.

Mr. Alessandro Gili, formerly Head of Accounting for Fiat Group Automobiles, became our Corporate Controller and Chief Accounting Officer in June 2011. In October 2011, Mr. Gili took on additional responsibilities to lead the development of common processes and procedures for the finance organizations of Fiat and Chrysler Group. In June 2013, Mr. Gili was appointed the Chief Accounting Officer of Fiat.

Fiat has responsibility for any repatriation costs if certain former Fiat employees, including Mr. Gili, were to return to Italy. Fiat also has continued to make employer contributions on behalf of Mr. Palmer, Mr. Gili and certain of our other executive officers that are former Fiat employees to the Italian social security system and with respect to certain Italian pension and health arrangements. Effective December 1, 2013, the Fiat employer contributions on behalf of Mr. Palmer with respect to certain Italian pension and health arrangements will discontinue.

In September 2011, Fiat formed the GEC, to oversee and enhance the operational integration of all Fiat interests, including Chrysler Group. Members of the GEC include the following Chrysler Group executives: Messrs. Marchionne, Betts, Bigland, Chehab, Chernoby, Francois, Gorlier, Lee, Manley, and Palmer. Nevertheless, Chrysler Group and Fiat remain distinct legal entities with separate governance. The GEC cannot contractually bind Chrysler Group, and recommendations made by the GEC to Chrysler Group, including transactions with Fiat companies, are subject to Chrysler Group LLC’s governance procedures. Refer to Management —Corporate Governance —Management of the Company for additional information.

In June 2012, FNA LLC entered into a financing arrangement with FFNA, which provides for a $650 million uncommitted credit facility that matures on June 22, 2017. As of September 30, 2013, there were no amounts outstanding under the facility. In October 2012 and January 2013, FNA LLC entered into additional financing arrangements with FFNA, which provide for term loan facilities of $150 million and $250 million, which were fully drawn in October 2012 and January 2013, respectively. The initial interest payments for both loans were made in June 2013. See Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —Fiat Finance North America Inc. Credit Facilities for further discussion.

In connection with a proceeding before the Chancery Court, to which we will become a party upon the consummation of the reorganization transactions described herein (see Our Structure and Company Conversion), we intend to enter into an agreement with Fiat under which Fiat will assume the management of, and responsibility for, such litigation, indemnify us for any losses incurred in connection with such litigation and receive all the rights that we may have as a party to such litigation. Fiat will also be financially responsible for paying the consideration for the exercised options to the VEBA Trust, which will look only to Fiat for payment.

Transactions with the VEBA Trust

In 2012-2013, we paid $200,000 in quarterly installments in director compensation to the VEBA Trust in lieu of director compensation to Mr. Perkins, as he is precluded from receiving such compensation by the UAW, his employer, pursuant to the provisions of Chrysler Group LLC’s governance documents, as described under —Policies and Processes for Transactions Involving Related Parties, below.

Policies and Processes for Transactions Involving Related Parties

As to agreements we have with or for the benefit of our affiliates, Chrysler Group LLC’s governance documents provide, and upon consummation of the Company Conversion to occur immediately prior to the effectiveness of the registration statement of which this prospectus is a part, our Stockholders’ Agreement will provide, that transactions with or for the benefit of any affiliate involving aggregate payments in excess of $25 million must be approved by a majority of the disinterested directors of the Board. If there are no disinterested directors, the

Board must obtain the favorable opinion of an independent expert as to the fairness of the transaction to the Company from a financial point of view. We have a separate written policy that further delineates this process for transactions with Fiat and its affiliates, which requires that negotiation of every Company transaction with a Fiat affiliate, regardless of type or financial value, must involve an officer without employment or significant management ties to a Fiat affiliate, as well as representatives from our Business Development team and our Office of the General Counsel. Once negotiated, transactions over $25 million are elevated by our Business Development team to the Governance Committee for approval. Otherwise, any ordinary course purchase order transaction with a Fiat affiliate involving a value in excess of $25 million is brought to the Governance Committee by our Global Purchasing team. In each case, if the Governance Committee is not composed of the Company’s disinterested directors with respect to the transaction, the Governance Committee will review the transaction and determine whether it should be presented to the disinterested directors for approval. Also, certain categories of transactions contemplated by the master industrial agreement may be pre-approved by the disinterested directors. Our management team also reports regularly to the Governance Committee regarding the status of our principal agreements and financial exchanges with Fiat.

We also have a written policy that governs related party transactions not involving Fiat and its affiliates, in which the Board has delegated to the Governance Committee the authority to review and approve any transaction involving us and any of our executive officers, directors, director nominees, or any beneficial owner of five percent or more of our equity. Transactions between the Company and immediate family members of any of the above parties are also subject to this process. In its review, the Governance Committee must consider each such transaction and determine whether it is in the best interests of the Company, whether comparable commercial terms could be obtained in an arms’ length transaction with an unrelated party, whether such an agreement would trigger a default under the Company’s financing agreements and whether required internal approvals were obtained. To date, there have been no such transactions other than the agreement to remit $200,000 to the VEBA Trust, payable in quarterly cash installments, for Mr. Perkins’ service on the Board during the June 2012 through June 2013 term. This arrangement was approved by our full Board, prior to the creation of the Governance Committee, with Mr. Perkins abstaining. We entered into this arrangement in light of the fact that Mr. Perkins, who was appointed to serve on the Board by the VEBA Trust, had requested that he receive no compensation for his Board service in accordance with the policy of his employer, the UAW, and was therefore precluded from such compensation pursuant to the provisions of Chrysler Group LLC’s governance documents. Refer to Compensation of Executive Officers and Directors —Director Compensation for additional information.

In addition to our related party transactions policies, we have a written conflict of interest policy and related procedure applicable to our officers and employees and their spouses and minor children that prohibit them from having personal interests in transactions which conflict with our interests, or which might influence the judgment or actions of our officers and employees in performing their duties. A management committee, the Business Practices Committee, interprets the policy, issues advisories, and reports periodically to the Audit Committee of the Board with respect to noncompliance or waivers.

Director Independence

Upon consummation of the Company Conversion, our Stockholders’ Agreement will require that the Board must include at least three independent directors so long as Fiat holds more than 50 percent of our outstanding common stock. Our Stockholders’ Agreement will further require that to be independent, a director must be independent of the Company and, if applicable, the party designating such director. A director’s independence is determined by reference to the list of enumerated relationships precluding independence under the listing rules of the NYSE.

Mr. Marchionne is employed by Fiat and does not qualify as an independent director under the NYSE listing standards. The Board has determined that all of its other members, Ms. Simmons and Messrs. Houle, Lanaway, Liberatore, Perkins, Steenland, Thompson and Wolf, qualify as independent directors under those standards. Messrs. Marchionne and Perkins do not meet the definition of “independent director” in our Stockholders’ Agreement.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDER

The following sets forth (a) information as of November 1, 2013, regarding the beneficial ownership of our Class A Membership Interests for: (i) each person known by us to beneficially own our membership interests; (ii) each director; (iii) each of our named executive officers; and (iv) all of our directors and executive officers as a group; and (b) information immediately after the contemplated Company Conversion and immediately after this offering for: (i) each person expected by us to own our common stock; (ii) each director; (iii) each of our named executive officers; and (iv) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes having voting and/or investment power with respect to the securities. Each of the persons and entities named in the table below have sole voting and sole investment power with respect to the membership interests set forth opposite each person’s or entity’s name.

As of November 1, 2013, there were 1,632,654 Class A Membership Interests authorized, issued and outstanding. Upon the Company Conversion, Class A Membership Interests will be converted into shares of common stock of the Company, of which                  shares will be outstanding. Unless otherwise indicated, the address for each of the individuals listed in the table is c/o Chrysler Group LLC, 1000 Chrysler Drive, Auburn Hills, Michigan, 48326.

	Class A Membership Interests as of November 1, 2013			Common Stock Immediately Upon Completion of Company Conversion			Maximum Number of Shares to be Sold if Option to Purchase Additional Shares is Exercised in Full	Common Stock Immediately After the Offering Assuming No Exercise of Option			Common Stock Immediately After the Offering Assuming Exercise of Option in Full
Name and Address of Beneficial Owner	Number of Membership Interests	Percent of Class	Percent of Voting Power	Common Stock Owned	Percent of Class	Percent of Voting Power		Common Stock Owned	Percent of Class	Percent of Voting Power	Common Stock Owned	Percent of Class	Percent of Voting Power
UAW Retiree Medical Benefits Trust (1), (3), (5)
P.O. Box 14309
Detroit, Michigan 48214	676,924	41.5%	41.5%
Fiat North America LLC (2), (4)
Via Nizza n. 250 10125
Torino, Italy	955,730	58.5%	58.5%
Directors and Named Executive Officers:
Léo W. Houle	—	—	—
John B. Lanaway	—	—	—
Robert G. Liberatore	—	—	—
Ruth J. Simmons	—	—	—
Erickson N. Perkins	—	—	—
Douglas M. Steenland	—	—	—
Ronald L. Thompson	—	—	—
Stephen M. Wolf	—	—	—
Sergio Marchionne	—	—	—
Richard K. Palmer	—	—	—
Holly E. Leese (6)	—	—	—
Nancy A. Rae	—	—	—
Michael Manley	—	—	—
Directors and Executive Officers as a group, including those named above (23 persons)	—	—	—

(1)	Includes 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-00, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-01, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-02, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-03, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-04, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-05, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-06, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-07, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-08, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-09, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-10, LLC, 54,153.92 Class A Membership Interests held by UAW VEBA Holdco CH-11, LLC, and 27,076.96 Class A Membership Interests held by UAW VEBA Holdco CH-12, LLC.
(2)	On January 1, 2013, Fiat’s 200,000 Class B Membership Interests, which represented a 35 percent ownership interest in us, automatically converted to the proportionate share of Class A Membership Interests in accordance with the terms of Chrysler Group LLC’s governance documents. As a result, Fiat continues to have a 58.5 percent ownership interest in Chrysler Group.
(3)	Upon the consummation of the Company Conversion described in this prospectus, the economic interest represented by Class A Membership Interests will be converted into shares of common stock to be held directly by the UAW Retiree Medical Benefits Trust, which is the selling stockholder in this offering.
(4)	Upon the consummation of the Company Conversion described in this prospectus, the economic interest represented by Class A Membership Interests by Fiat will be converted into shares of common stock to be held by Fiat Group Automobiles S.p.A., a 100 percent owned subsidiary of Fiat.
(5)	In accordance with the Declaration of Trust, and as a condition of the Department of Labor Prohibited Transaction Exemption 2010-12, the UAW Retiree Medical Benefit Trust has given Brock Fiduciary Services LLC the authority and responsibility to exercise as appropriate the UAW Retiree Medical Benefit Trust’s legal and contractual authority and responsibility as the owner of the shares, including voting and investing power. The address of Brock Fiduciary is 622 Third Avenue, Floor 12, New York, New York 10017. Charles Brock, Chairman and CEO of Brock Fiduciary Services LLC, and Alain Lebec, Senior Managing Director of Brock Fiduciary Services LLC, each has the authority to exercise Brock Fiduciary Services LLC’s voting and investment power over the membership interests in Chrysler Group LLC owned, and over the shares of common stock in Chrysler Group Corporation to be owned, by the selling stockholder.
(6)	Ms. Leese retired as the Company’s Senior Vice President, General Counsel and Secretary, effective March 31, 2013.

Relationship with Selling Stockholder

The selling stockholder is the VEBA Trust. For additional information with respect to the selling stockholder and its relationship with us, please see Certain Relationships and Related Party Transactions. The selling stockholder in this offering may be deemed to be a statutory underwriter under the Securities Act of 1933.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and is qualified in its entirety by reference to our certificate of incorporation, by-laws, Stockholders’ Agreement and Registration Rights Agreement (as defined below), forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. This Description of Capital Stock describes the capital stock of Chrysler Group Corporation after the Company Conversion and assumes the effectiveness of our certificate of incorporation and by-laws, which will become effective upon the conversion of Chrysler Group LLC into Chrysler Group Corporation under the DGCL, which we expect will occur immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

Following the Company Conversion, our authorized capital stock will consist of                  shares of common stock, which will have a par value of $0.001 per share, and                  shares of preferred stock, par value $0.001 per share.

Common Stock

Following the consummation of this offering, we will have                  shares of common stock outstanding. The common stock has a par value of $0.001 per share.

Holders of common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. In addition, holders of common stock are entitled to receive proportionately any dividends as may be declared by the Board, subject to any preferential dividend rights of outstanding preferred stock. Holders of common stock do not have preemptive, subscription, redemption or conversion rights.

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, voting together as a single class.

In the event of any reorganization of Chrysler Group Corporation with one or more corporations or a merger or share exchange of Chrysler Group Corporation with another corporation in which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of our common stock will be entitled to receive with respect to each share held the same kind and amount of shares of stock and other securities and property, including cash. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive a proportionate share of our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Our outstanding shares of common stock to be sold in this offering are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

No shares of preferred stock are currently outstanding. Pursuant to the terms of our certificate of incorporation, any preferred stock will have a par value of $0.001 per share, and the Board will be authorized, without action by our stockholders, to designate and issue shares of preferred stock in one or more series, although the issuance of preferred stock will be a major decision of the Company. See —Major Decisions. The Board can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. The Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of the Company and might harm the market price of our common stock. The Board will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock

Major Decisions

Pursuant to the terms of our by-laws, the affirmative vote of a majority of the Board, including at least one director designated by Fiat that is not an independent director for so long as Fiat retains the right to designate directors under our Stockholders’ Agreement, and such a director serves on our Board, is required for:

•	the consummation of any public offering of our equity securities or securities of any of our subsidiaries holding the majority of our assets used in automobile design, production, marketing, distribution and sales, except pursuant to an agreement that was previously approved by the Board providing registration rights to such equity securities;

•	any amendment to the certificate of incorporation, by-laws or any other organizational document;

•	any merger, business combination, consolidation, corporate reorganization or any transaction constituting a change of control of us;

•	any sale, transfer or other disposition of a substantial portion of our assets (together with our subsidiaries, as a whole);

•	a material change in our business purpose;

•	any incurrence of indebtedness, capital expenditure, investment or commitment (or series of related expenditures, investments or commitments) by us in excess of $250 million;

•	any liquidation proceeding involving us;

•	authorize or issue any series of preferred stock, including the designation of powers, preferences and rights, and the qualifications, limitations and restrictions of such series of preferred stock; and

•	any proposal or action by us that is not in accordance with the 2010-2014 Business Plan and/or annual operating budget.

Pursuant to the terms of our Stockholders’ Agreement described below, the VEBA Trust must also approve certain major decisions if such decisions would adversely affect the VEBA Trust in its capacity as a stockholder in a manner disproportionate to Fiat in its capacity as a stockholder, for so long as the VEBA Trust owns five percent or more of the total outstanding shares of our common stock.

Registration Rights

We have provided to certain of our stockholders “demand” registration rights, “piggyback” registration rights (meaning holders may request that their shares be covered by a registration statement that we are otherwise filing) and S-3 registration rights. Following completion of this offering, these registration rights will be set forth in a registration rights agreement, among us, Fiat, and the VEBA Trust, or the Registration Rights Agreement. All of these registration rights are subject to conditions and limitations, including the number of shares included in such registration may be limited. We are also not obligated to effect a requested registration within 180 days following the effective date of any offering of our securities, including this offering. These registration rights with respect to an individual holder will expire when such holder is able to sell all of its shares pursuant to Rule 144 of the Securities Act in any three-month period.

Demand Registration Rights

At any time after six months after the completion of this offering, Fiat and the VEBA Trust, who are collectively the holders of                  shares of common stock, are entitled to certain demand registration rights, pursuant to which they may require us to file one or more registration statements at our expense. We may postpone the filing of a registration statement for up to 180 days in any 12-month period if the Board determines in good faith that the filing would be materially detrimental to us.

Piggyback Registration Rights

If at any time after six months after the completion of this offering we propose or are required to register any of our securities solely for our own account, the holders of shares of common stock are entitled to include shares of their common stock in such registration, subject to certain exceptions. We are required to use our best efforts to effect any such registration.

Authorized but Unissued Capital Stock

The DGCL does not generally require stockholder approval for the issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of the NYSE, which would apply so long as the common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20 percent of the then outstanding voting power or the then outstanding number of shares of common stock.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable the Board to issue shares to the public or to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities they may believe are in their best interests or in which they may receive a premium for their shares of common stock over the market price of the common stock.

Stockholders’ Agreement and By-laws

Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, Chrysler Group Corporation, Fiat and the VEBA Trust will enter into a Stockholders’ Agreement. The provisions of the Stockholders’ Agreement are intended to mirror the governance arrangements each of Fiat and the VEBA Trust has with respect to Chrysler Group LLC, subject to adjustments intended to comply with the NYSE listing rules. We refer to each of Fiat and the VEBA Trust as “holders.”

Except as discussed below in —Fiat Rights, holders have no right to take part in our management or operations other than through the directors they have designated, nor may a holder take action on behalf of us. Except as required by law, holders are not entitled to any rights of dissent or appraisal rights with respect to any transaction which we may undertake.

Fiat Rights

Fiat has certain special rights under the Stockholders’ Agreement which reflect Fiat’s role as our strategic industrial partner. In addition to its Board designation rights, under our by-laws, Fiat has the right to have one of its designated directors that is an independent director serve on our Audit Committee and to have one of its designated directors that is an independent director serve as chairperson of our Compensation Committee. In addition, under the Stockholders’ Agreement, for as long as Fiat owns at least 20 percent of our outstanding common stock, the appointment of our Chief Executive Officer requires Fiat’s prior consent, and the Chief Executive Officer may only be removed with the prior written consent of Fiat.

Transfer of Common Stock

We and certain of our holders have entered into a number of other arrangements that may affect the ownership of our common stock. These include a call option agreement and an equity recapture agreement between Fiat and the VEBA Trust and the Stockholders’ Agreement.

VEBA Trust Call Option. The VEBA Trust has granted FNA LLC a call option on a portion of the Class A Membership Interests held indirectly by the VEBA Trust in Chrysler Group LLC. Pursuant to the terms of the call option agreement, the next tranche of the call option becomes exercisable on January 8, 2014. In connection with the Company Conversion (see Our Structure and Company Conversion), Fiat and the VEBA Trust are expected to enter into an amended and restated call option agreement relating to shares of our common stock to be held directly by the VEBA Trust following the consummation of the Company Conversion. Subsequent to this offering, the exercise price is determined by reference to a volume-weighted average price per share of our common stock. The call option will be exercisable from                      to June 30, 2016, covering      percent of the common stock currently held by the VEBA Trust, less any membership interests (or common stock, as applicable) previously transferred under the equity recapture agreement or subsequent amended and restated equity recapture agreement described below, and may be exercised for no more than eight percent of such common stock in any six month period.

On each of July 2, 2012, January 3, 2013, and July 8, 2013, Fiat, through FNA LLC, exercised its call option rights to acquire a tranche of Class A Membership Interests, each representing approximately 3.3 percent of the Company’s outstanding equity. The transactions are not yet complete because the VEBA Trust disagrees with Fiat’s pricing of the membership interests. Interpretation of the call option agreement is currently the subject of a proceeding in the Chancery Court filed in respect of the first exercise of the option in July 2012. On July 30, 2013, the Chancery Court granted Fiat’s motion for a judgment on the pleadings with respect to two issues in dispute. The Court also denied, in its entirety, the VEBA Trust’s cross-motion for judgment on the pleadings. Other disputed items remain open, as the Chancery Court ordered additional discovery on these issues. The parties have agreed to complete discovery in this matter in the spring of 2014 and to a trial date in the fall of 2014. In the event that this proceeding is resolved prior to the reorganization transactions noted above, the amount of cash payments made by FNA LLC will be determined pursuant to a decision by the Chancery Court or a settlement between the parties. In the event that these transactions are completed, Fiat, through FNA LLC, will own approximately 68.5 percent of the ownership interests in Chrysler Group and the VEBA Trust will own the remaining approximately 31.5 percent before giving effect to sale of shares contemplated by this prospectus.

Equity Recapture Agreement. On July 21, 2011, Fiat through FNA LLC acquired the U.S. Treasury’s rights under the equity recapture agreement between the U.S. Treasury and the VEBA Trust for $75 million, of which $15 million was paid to the Canadian Government pursuant to a separate arrangement between the U.S. Treasury and the Canadian Government. The equity recapture agreement provides certain rights to the economic benefits associated with the membership interests (or common stock, as applicable) held by the VEBA Trust if the VEBA Trust receives proceeds, including certain distributions, in excess of the Threshold Amount. If the VEBA Trust receives the Threshold Amount, any additional proceeds payable to the VEBA Trust for its membership interests (or common stock, as applicable) in the Company and any membership interests (or common stock, as applicable) retained by the VEBA Trust are to be transferred to Fiat for no further consideration. Fiat may also acquire all of the membership interests (or common stock, as applicable) held by the VEBA Trust by paying an amount equal to the then-current specified Threshold Amount. In addition, the equity recapture agreement provides for interim settlements of membership interests having one-third, one-half and 100 percent of the value of FNA LLC’s contingent value right on December 31, 2014, 2016 and 2018, respectively, if the VEBA Trust still holds membership interests (or common stock, as applicable) on those dates. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, Fiat and the VEBA Trust will enter into an amended and restated equity recapture agreement, which will have the effect of confirming that the equity recapture rights are rights with respect to Chrysler Group Corporation.

Transferability. Any amounts received by the VEBA Trust for transfer of the common stock it holds, whether from Fiat or a third party, count toward the Threshold Amount for the purposes of the equity recapture agreement, including the proceeds that the VEBA Trust will receive from its sale of common stock in this offering.

There are no contractual or other limitations on Fiat’s ownership interest in us. Fiat may acquire additional common stock, at any time and from time to time, through any means, including but not limited to its rights under the call option agreement and the equity recapture agreement. Fiat may also dispose of its common stock at any time and from time to time (subject to compliance with applicable securities laws). Since Fiat can designate and elect a majority of the Board, it may be able to direct the timing of certain events, including the timing of any potential public offering of our securities.

Fiat may surrender its governance rights associated with its common stock if we are the terminating party of the master industrial agreement or if Fiat exercises its right to terminate the master industrial agreement. See Certain Relationships and Related Party Transactions for additional information regarding termination.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and By-laws

Business Combination Statute

Upon the consummation of the Company Conversion, we will be a Delaware corporation subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder unless:

•	prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and certain other shares; or

•	at or subsequent to the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the business combination is approved by the Board and by the affirmative vote of holders of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15 percent or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Blank Check Preferred Stock

We believe that the availability of the preferred stock under our certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The Board has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer, or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. The Board will make any determination to issue shares based on its judgment as to our and our stockholders best interests. The Board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-prevailing market price of our stock.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors. These procedures provide that notice of such stockholder approval must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information required to be provided by the by-laws.

Forum Selection

Our by-laws designate the Chancery Court as the sole and exclusive forum for (i) any derivative action brought on behalf of the Company, (ii) any action concerning the fiduciary duties of the Company’s officers and directors, (iii) any action arising out of the DGCL or (iv) any other action involving claims concerning the Company’s internal affairs. This provision is designed to save the company and its stockholders from the increased expense of defending against duplicative actions brought in multiple courts, and also to provide that claims involving Delaware law are decided by Delaware Courts.

Limits on Written Consents

Our by-laws provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders or may be effected without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Limits on Special Meetings

Special meetings of the stockholders may be called at any time only by (i) two directors, (ii) the Chairperson of the Board, or (iii) our Chief Executive Officer.

Amendments to Our Governing Documents

The amendment of our certificate of incorporation requires an affirmative vote of the majority of the Board, including the vote of at least one Fiat director that is not an independent director if such a director serves on our Board. Any amendment to our by-laws requires an affirmative vote of the majority of the Board, including the vote of at least one Fiat director that is not an independent director if such a director serves on our board. In each case, such an amendment would be a major decision and would require the approval of the VEBA Trust if such amendments would adversely affect the VEBA Trust in its capacity as a stockholder in a manner disproportionate to Fiat in its capacity as a stockholder. The by-laws may also be amended by the affirmative vote of the holders of a majority of shares, subject to Fiat and the VEBA Trust’s rights with respect to such a major decision. See —Major Decisions, above.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless a company’s certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not grant stockholders the right to vote cumulatively.

Limitation of Liability and Indemnification of Directors and Officers

Our by-laws provide for indemnification and advancement of expenses, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party, or otherwise involved in any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that such person or such person’s testator or intestate is or was a director, officer, employee or agent of the Company or serves or served at the request of the Company any other enterprise as a director, officer, employee or agent, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding.

No claim for indemnification shall be paid by the Company unless the Company has determined that the person seeking indemnification acted in good faith and in a manner the person seeking indemnification reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Unless ordered by a court, such determinations shall be made by (1) a majority vote of the directors who are not parties to the action, suit or proceeding for which indemnification or advancement of expenses is sought, even though less than a quorum, or (2) by a committee of such directors designated by a majority vote of directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by stockholders.

Corporate Opportunities

In recognition and anticipation that Fiat has been a founding stockholder and strategic industrial alliance partner, and that we and Fiat may engage in the same or similar activities and lines of business, our certificate of incorporation provides that our directors have no obligation to offer us an opportunity to participate in business opportunities presented to our directors even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar business), and that no director will be liable to us or our stockholders for breach of any fiduciary or other duty by reason of any such activities. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “CGC”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market price of our common stock prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have                  shares of common stock outstanding, excluding shares awarded pursuant to certain equity award arrangements we have entered into with certain of our executive officers. Of the shares of common stock outstanding following this offering, the                  shares of common stock ( shares of common stock if the underwriters exercise their option to purchase additional shares in full) sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares of common stock held by our “affiliates”, as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below under —Rule 144. The remaining                  shares of common stock that will be outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. As a result of the contractual lock-up period described below and the provisions of Rule 144 these shares will be available for sale in the public market as follows:

Shares of Common Stock	Shares are Available for Public Sale
The date of this prospectus

days following the date of this prospectus, subject to volume and manner of sale limitations

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the completion of this offering, our affiliates who own shares for at least six months or own shares purchased in the open market are entitled to sell these shares as follows. Within any three-month period, each person may sell a number of shares that does not exceed the greater of one percent of our then-outstanding shares of common stock, which will equal approximately                  shares immediately after this offering, or the average weekly trading volume of our common stock on the                  during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 by affiliates will also be subject to manner of sale provisions, notice requirements and the availability of current public information about us.

A person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares of common stock within the definition of “restricted securities” under Rule 144 that were acquired from us, or any affiliate, at least six months previously, would, beginning 90 days after the completion of this offering, also be entitled to sell shares under Rule 144. Such sales would be permitted without regard to the volume limitations, manner of sale provisions or notice requirements described above and, after one year, without any limits, including the public information requirement.

Lock-up Agreements

We and our officers, directors and certain of our stockholders (other than our public stockholders) will agree with the underwriters not to dispose of or hedge any shares of our common stock, or securities convertible into or exchangeable for our common stock, subject to certain exceptions, for the     -day period following the date of this prospectus, without the prior consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and without notice, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above at any time. See Underwriting.

Equity Awards

Upon completion of this offering, we expect to file a Registration Statement on Form S-8 registering an aggregate of                  shares of common stock underlying equity awards we have made and will make to our employees and certain other qualifying individuals, and the resale of those shares of common stock. The Form S-8 will become effective upon filing and shares of common stock so registered will become freely tradable upon such effectiveness, subject to any restrictions imposed on such resale pursuant to the lock-up agreements entered into with the underwriters for the offering.

Registration Rights Agreement

Concurrently with the closing of this offering, we will enter into the Registration Rights Agreement, pursuant to which Fiat and the VEBA Trust will be able to require us, beginning six months after the date of this prospectus, to file one or more registration statements with the SEC covering the public resale of the shares of our common stock beneficially owned by Fiat and the VEBA Trust. In addition, Fiat and the VEBA Trust will have certain “piggyback” registration rights, pursuant to which each will be entitled to register the resale of their shares alongside any offering of common stock that we may undertake, and the amount of shares of common stock we may offer may be subject to “cutback” in certain such cases.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON

STOCK

This section summarizes material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for U.S. federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the U.S., including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the common stock.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of U.S. federal income tax at a 30 percent rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30 percent rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the U.S. to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the U.S.), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the U.S., and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the U.S., we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-U.S. person, and

•	the dividends are effectively connected with your conduct of a trade or business within the U.S. and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the U.S., and the gain is attributable to a permanent establishment that you maintain in the U.S., if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis,

•	you are an individual, you hold the common stock as a capital asset, you are present in the U.S. for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•	we are or have been a U.S. real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than five percent of the common stock and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We believe that we have not been and are not and a U.S. real property holding corporation for U.S. federal income tax purposes; we do not anticipate becoming U.S. real property holding corporation for U.S. federal income tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A 30 percent withholding tax will be imposed on certain payments to you or certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such institutions fail to comply with information reporting requirements, or FATCA Withholding. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Dividend payments you receive after June 30, 2014 could be subject to this withholding if you are subject to the information reporting requirements and fail to comply with them or if you hold common stock through another person (e.g., a foreign bank or broker) that is subject to withholding because it fails to comply with these requirements (even if you would not otherwise have been subject to withholding). However, FATCA Withholding will not apply to payments of gross proceeds from a sale or other disposition of common stock before January 1, 2017.

Federal Estate Taxes

Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments, and

•	the payment of the proceeds from the sale of common stock effected at a U.S. office of a broker,

as long as the income associated with such payments is otherwise exempt from U.S. federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished to the payor or broker:

•	a valid IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or

•	other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the U.S.,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address, or

•	the sale has some other specified connection with the U.S. as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. tax purposes,

•	a foreign person 50 percent or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50 percent of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a U.S. trade or business,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

UNDERWRITING

The selling stockholder is offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholder will enter into an underwriting agreement with the underwriters dated the date of this prospectus. The underwriting agreement will be subject to completion of the reorganization described under the caption Our Structure and Company Conversion and subsequent effectiveness of the registration statement of which this prospectus is a part. Subject to the terms and conditions of the underwriting agreement, the selling stockholder will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
UBS Securities LLC

Total

The underwriters are committed to purchase all the common shares offered by the selling stockholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional shares of common stock from the selling stockholder to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any additional shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . Such expenses will be paid solely by us, and the selling stockholder will not be responsible for payment of any of these expenses.

The selling stockholder in this offering may be deemed to be a statutory underwriter under the Securities Act of 1933.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of    days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the     -day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the     -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the     -day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, the selling stockholder and our other principal stockholder have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period            of days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the     -day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the    -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the     -day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing on the NYSE under the symbol “CGC.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between the selling stockholder and the representatives of the underwriters, following consultation and discussion with us. In determining the initial public offering price, we, the selling stockholder and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholder and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, certain of the underwriters or their affiliates, including J.P. Morgan Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC and UBS Securities LLC, are agents and/or lenders under our Senior Credit Facilities. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

General

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that:

(1)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and

(2)	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area, or a Relevant Member State, which has implemented the European Union Prospectus Directive, or the Prospectus Directive, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus, or the Shares, may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(3)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in

Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Fiat North America LLC and consolidated subsidiaries as of December 31, 2012 and 2011, and for the year ended December 31, 2012 and the period from May 25, 2011 to December 31, 2011 (Successor) included in the registration statement of which this prospectus is a part, and the consolidated financial statements of Chrysler Group LLC and consolidated subsidiaries, for the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 (Predecessor), and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock that the selling stockholder is offering. This prospectus does not contain all of the information in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits thereto. With respect to documents described in this prospectus, we refer you to the copy of the document if it is filed as an exhibit to the registration statement.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement, of which this prospectus is a part, at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC.

Chrysler Group LLC is subject to the informational requirements of the Exchange Act and accordingly files reports and other information with the SEC. These reports and other information may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information regarding the public reference room. In addition, Chrysler Group LLC’s filings with the SEC are also available to the public on the SEC’s Internet Web Site at http://www.sec.gov. Chrysler Group LLC makes its periodic reports and other information filed with or furnished to the SEC available, free of charge, through Chrysler Group LLC’s website at http://                     as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Information contained on our website does not constitute a part of this prospectus.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Page

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Income for the three-month and nine-month periods ended September 30, 2013 and 2012 (unaudited)	F-2

Condensed Consolidated Statements of Comprehensive Income for the three-month and nine-month periods ended September 30, 2013 and 2012 (unaudited)	F-3

Condensed Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012 (unaudited)	F-4

Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2013 and 2012 (unaudited)	F-5

Condensed Consolidated Statements of Members’ Interest for the three-month and nine-month periods ended September 30, 2013 and 2012 (unaudited)	F-6

Notes to Condensed Consolidated Financial Statements (unaudited)	F-7

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-46

Consolidated Statements of Operations for the year ended December 31, 2012 and the period from May  25, 2011 to December 31, 2011 (Successor) and the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 (Predecessor)

F-47

Consolidated Statements of Comprehensive Loss for the year ended December  31, 2012 and the period from May 25, 2011 to December 31, 2011 (Successor) and the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 (Predecessor)

F-48

Consolidated Balance Sheets as of December 31, 2012 and 2011 (Successor)	F-49

Consolidated Statements of Cash Flows for the year ended December 31, 2012 and the period from May  25, 2011 to December 31, 2011 (Successor) and the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 (Predecessor)

F-50

Consolidated Statements of Members’ Interest (Deficit) for the year ended December  31, 2012 and the period from May 25, 2011 to December 31, 2011 (Successor) and the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 (Predecessor)

F-52

Notes to Consolidated Financial Statements	F-53

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited—in millions of dollars)

	Notes	Three Months Ended September 30,		Nine Months Ended September 30,
		2013	2012	2013	2012
Revenues, net		$17,564	$15,479	$50,943	$48,656
Cost of sales		14,859	12,901	43,293	40,938

GROSS MARGIN		2,705	2,578	7,650	7,718
Selling, administrative and other expenses		1,245	1,318	3,719	3,757
Research and development expenses, net		570	532	1,684	1,658
Restructuring income, net	16	(1)	(6)	(12)	(54)
Interest expense	4	243	262	742	787
Interest income		(9)	(12)	(30)	(34)
Loss on extinguishment of debt	9	—	—	9	—

INCOME BEFORE INCOME TAXES		657	484	1,538	1,604
Income tax expense	10	181	62	298	216

NET INCOME		476	422	1,240	1,388
Less: Net income attributable to noncontrolling interest		213	179	553	586

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST		$263	$243	$687	$802

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST PER COMMON SHARE:
Basic
Diluted
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic
Diluted

See accompanying notes to condensed consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited—in millions of dollars)

	Note	Three Months Ended September 30,		Nine Months Ended September 30,
		2013	2012	2013	2012
Net income		$476	$422	$1,240	$1,388
Other comprehensive income (loss) (1)	3	—	(114)	1,050	(164)

TOTAL COMPREHENSIVE INCOME		476	308	2,290	1,224
Less: Comprehensive income attributable to noncontrolling interest (1)	3	213	132	988	519

COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST		$263	$176	$1,302	$705

(1)	Net of $0 of taxes

See accompanying notes to condensed consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited—in millions of dollars)

	Notes	September 30, 2013	December 31, 2012
CURRENT ASSETS:
Cash and cash equivalents		$11,781	$11,834
Restricted cash	11	17	28
Trade receivables, net of allowance for doubtful accounts of $42 and $41, respectively		1,496	1,179
Inventories	5	6,661	4,998
Prepaid expenses and other assets	7	1,631	1,120
Deferred taxes		13	23

TOTAL CURRENT ASSETS		21,599	19,182
PROPERTY AND EQUIPMENT:
Property, plant and equipment, net of accumulated depreciation and amortization of $5,471 and $3,715, respectively		15,956	15,491
Equipment and other assets on operating leases, net of accumulated depreciation and amortization of $83 and $57, respectively		1,502	976

TOTAL PROPERTY AND EQUIPMENT		17,458	16,467
OTHER ASSETS:
Advances to related parties and other financial assets		36	47
Restricted cash	11	324	343
Goodwill		12,049	12,049
Other intangible assets, net	6	4,983	4,993
Prepaid expenses and other assets	7	398	387
Deferred taxes		21	40

TOTAL OTHER ASSETS		17,811	17,859

TOTAL ASSETS		$56,868	$53,508

CURRENT LIABILITIES:
Trade liabilities		$11,250	$9,734
Accrued expenses and other liabilities	8	9,180	8,528
Current maturities of financial liabilities	9	530	614
Deferred revenue		1,268	862
Deferred taxes		96	71

TOTAL CURRENT LIABILITIES		22,324	19,809
LONG-TERM LIABILITIES:
Accrued expenses and other liabilities	8	13,983	15,519
Financial liabilities	9	12,855	12,969
Deferred revenue		1,073	822
Deferred taxes		776	815

TOTAL LONG-TERM LIABILITIES		28,687	30,125
Commitments and contingencies	11	—	—

MEMBERS’ INTEREST:
Membership interests		—	—
Contributed capital		2,185	2,185
Retained earnings		4,332	3,645
Accumulated other comprehensive loss	3	(2,998)	(3,613)

TOTAL FNA MEMBER’S INTEREST		3,519	2,217

Equity attributable to noncontrolling interest		2,338	1,357

TOTAL MEMBERS’ INTEREST		5,857	3,574

TOTAL LIABILITIES AND MEMBERS’ INTEREST		$56,868	$53,508

See accompanying notes to condensed consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited—in millions of dollars)

	Note	Nine Months Ended September 30,
		2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH PROVIDED BY OPERATING ACTIVITIES		$2,578	$5,442

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets		(2,436)	(3,058)
Proceeds from disposals of property, plant and equipment		9	8
Purchases of equipment and other assets on operating leases		(17)	(7)
Proceeds from disposals of equipment and other assets on operating leases		3	83
Change in restricted cash		30	40
Change in loans and notes receivable		—	1
Other		(2)	(1)

NET CASH USED IN INVESTING ACTIVITIES		(2,413)	(2,934)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of Canadian Health Care Trust Notes	9	(45)	(25)
Repayments of Auburn Hills Headquarters loan		(37)	(37)
Repayments of Mexican development banks credit facility		(23)	(7)
Repayments of Tranche B Term Loan		(23)	(23)
Repayment of Tranche B Term Loan in connection with amendment	9	(760)	—
Proceeds from Tranche B Term Loan in connection with amendment	9	760	—
Debt issuance costs	9	(27)	—
Repayments of Gold Key Lease financing		—	(41)
Proceeds from Fiat Finance North America term loan facility	9	250	—
Net proceeds (repayments) of other financial obligations – Fiat Finance North America		(156)	645
Net proceeds from other financial obligations – related party		7	—
Net repayments of other financial obligations – third party		(60)	(63)
Distribution for state tax withholding obligations on behalf of members		(7)	(4)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(121)	445

Effect of exchange rate changes on cash and cash equivalents		(97)	3

Net change in cash and cash equivalents		(53)	2,956
Cash and cash equivalents at beginning of period		11,834	9,601

Cash and cash equivalents at end of period		$11,781	$12,557

SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITIES:
Capitalized interest on VEBA Trust Note	9	$—	$38
Capitalized interest on Canadian Health Care Trust Notes	9	25	74

See accompanying notes to condensed consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ INTEREST

(Unaudited—in millions of dollars)

	Note	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total
Balance at January 1, 2013		$2,185	$3,645	$(3,613)	$1,357	$3,574
Net income		—	100	—	88	188
Total other comprehensive income	3	—	—	78	55	133

Balance at March 31, 2013		$2,185	$3,745	$(3,535)	$1,500	$3,895
Distribution for state tax withholding obligations on behalf of members		—	—	—	(2)	(2)
Net income		—	324	—	252	576
Total other comprehensive income	3	—	—	537	380	917

Balance at June 30, 2013		$2,185	$4,069	$(2,998)	$2,130	$5,386
Distribution for state tax withholding obligations on behalf of members		—	—	—	(5)	(5)
Net income		—	263	—	213	476
Total other comprehensive income	3	—	—	—	—	—

Balance at September 30, 2013		$2,185	$4,332	$(2,998)	$2,338	$5,857

Balance at January 1, 2012		$1,956	$2,599	$(1,756)	$2,017	$4,816
Acquisition of noncontrolling interest related to third Class B Event		229	—	(101)	(172)	(44)
Distribution for state tax withholding obligations on behalf of members		—	—	—	(1)	(1)
Net income		—	268	—	213	481
Total other comprehensive loss	3	—	—	(62)	(43)	(105)

Balance at March 31, 2012		$2,185	$2,867	$(1,919)	$2,014	$5,147
Net income		—	291	—	194	485
Total other comprehensive income	3	—	—	32	23	55

Balance at June 30, 2012		$2,185	$3,158	$(1,887)	$2,231	$5,687
Distribution for state tax withholding obligations on behalf of members		—	—	—	(2)	(2)
Net income		—	243	—	179	422
Total other comprehensive loss	3	—	—	(67)	(47)	(114)

Balance at September 30, 2012		$2,185	$3,401	$(1,954)	$2,361	$5,993

See accompanying notes to condensed consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 1. Background and Nature of Operations

Unless otherwise specified the terms “we,” “us,” “our,” “FNA” and the “Company” refer to Fiat North America LLC (“FNA LLC”) and its consolidated subsidiaries, or any one or more of them, as the context may require. “Fiat” refers to Fiat S.p.A., a corporation organized under the laws of Italy, its consolidated subsidiaries (excluding FNA LLC and its subsidiaries) and entities it jointly controls, or any one or more of them, as the context may require.

FNA LLC was formed on May 14, 2009 as a Delaware limited liability company and 100 percent owned indirect subsidiary of Fiat to hold Fiat’s ownership interest in Chrysler Group LLC and its consolidated subsidiaries (“Chrysler Group”). FNA LLC does not have significant operations. Chrysler Group, a variable interest entity (“VIE”) of which we are the primary beneficiary, was formed on April 28, 2009 as a Delaware limited liability company. As a result of a series of transactions during 2011 and 2012 that were contemplated in Chrysler Group LLC’s governance documents, including FNA LLC acquiring beneficial ownership of all of the membership interests that the U.S. Treasury held in Chrysler Group, and FNA LLC’s acquisition of all of the Chrysler Group membership interests held by the Canadian Government, FNA LLC holds a 58.5 percent ownership interest in Chrysler Group and the UAW Retiree Medical Benefits Trust (the “VEBA Trust”) holds the remaining 41.5 percent as of September 30, 2013. In January 2013, the 200,000 Chrysler Group Class B Membership Interests held by FNA LLC automatically converted to 571,429 Chrysler Group Class A Membership Interests in accordance with Chrysler Group LLC’s governance documents. There were no dilutive effects of the conversion.

Refer to Note 15, Other Transactions with Related Parties, for additional information regarding Fiat’s exercise, through FNA LLC, of a call option right to acquire additional portions of the VEBA Trust’s membership interests in Chrysler Group. Refer to Note 19, Subsequent Events, for information regarding our contemplated reorganization transactions, which include the conversion of Chrysler Group to a Delaware corporation and it being renamed Chrysler Group Corporation, and the merger of FNA LLC with and into Chrysler Group Corporation.

We, through Chrysler Group, design, engineer, manufacture, distribute and sell vehicles under the brand names Chrysler, Jeep, Dodge and Ram. As part of Chrysler Group’s industrial alliance with Fiat (the “Fiat-Chrysler Alliance”), we also manufacture certain Fiat-brand vehicles in Mexico, which are distributed by us throughout North America and select markets sold to Fiat for distribution in other select markets. Our product lineup includes passenger cars, utility vehicles (which include sport utility vehicles and crossover vehicles), minivans, trucks and commercial vans. We also sell automotive service parts and accessories under the Mopar brand name.

Our products are available in more than 150 countries around the world. We sell our products to dealers and distributors for sale to retail customers and fleet customers, which include rental car companies, commercial fleet customers, leasing companies and government entities. The majority of our operations, employees, independent dealers and sales are in North America, primarily in the U.S. Approximately 10 percent of our vehicle sales during both 2012 and the nine months ended September 30, 2013 were outside North America, principally in Asia Pacific, South America and Europe. Vehicle, service parts and accessories sales outside North America are primarily through Chrysler Group’s 100 percent owned, affiliated or independent distributors and dealers. Fiat is the general distributor of our vehicles and service parts in Europe and certain other markets outside of North America, selling our products through a network of dealers. Chrysler Group is the general distributor of Fiat vehicles in select markets outside of Europe. In addition, as part of the Fiat-Chrysler Alliance, Fiat manufactures certain Fiat-brand vehicles for us, which Chrysler Group sells throughout North America. Refer to Note 15, Other Transactions with Related Parties, for additional information regarding the Fiat-Chrysler Alliance and other transactions with Fiat.

Note 2. Basis of Presentation and Recent Accounting Pronouncements

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and Article 3 and 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, the information contained herein reflects all adjustments necessary for a fair

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 2. Basis of Presentation and Recent Accounting Pronouncements —Continued

Basis of Presentation —Continued

presentation of the information presented. All such adjustments are of a normal recurring nature. The results of operations for interim periods are not necessarily indicative of the results to be expected for the fiscal year. These condensed consolidated financial statements should be read in conjunction with the accompanying audited consolidated financial statements and footnotes thereto included in this registration statement.

Consolidation and Financial Statement Presentation

The consolidated financial statements include the accounts of our subsidiaries, certain VIEs in which we are the primary beneficiary and other entities controlled by us. Related parties that are 20 percent to 50 percent owned and subsidiaries where control is expected to be temporary are accounted for under the equity method. The portion of Chrysler Group’s equity and net income (losses) attributable to the noncontrolling interest is included in Equity Attributable to Noncontrolling Interest in the accompanying Condensed Consolidated Balance Sheets and Net Income Attributable to Noncontrolling Interest in the accompanying Condensed Consolidated Statements of Income, respectively. Any change in FNA LLC’s ownership interest in Chrysler Group, in which control of Chrysler Group is retained, is recognized as an equity transaction.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued updated guidance requiring that certain unrecognized tax benefits be recognized as offsets against the corresponding deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, unless the deferred tax asset is not available or not intended to be used at the reporting date. This guidance is effective for fiscal periods beginning after December 15, 2013, and is to be applied prospectively to unrecognized tax benefits that exist at the effective date. We will comply with this guidance as of January 1, 2014, and we are evaluating the potential impact on our consolidated financial statements.

In July 2013, the FASB issued updated guidance to allow for the inclusion of the Federal Funds Effective Swap Rate as a benchmark interest rate for hedge accounting purposes. This guidance is effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. We adopted this guidance as of July 17, 2013, and it did not have a material impact on our consolidated financial statements.

In March 2013, the FASB issued updated guidance to clarify a parent company’s accounting for the release of the cumulative translation adjustment into income upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. This guidance is effective for fiscal periods beginning after December 15, 2013, and is to be applied prospectively to derecognition events occurring after the effective date. We will comply with this guidance as of January 1, 2014, and we are evaluating the potential impact on our consolidated financial statements.

In February 2013, the FASB issued updated guidance in relation to the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. This guidance is effective for fiscal periods beginning after December 15, 2013, and is to be applied retrospectively for all periods presented for those obligations resulting from joint and several liability arrangements that exist at the beginning of the fiscal year of adoption. We will comply with this guidance as of January 1, 2014, and we are evaluating the potential impact on our consolidated financial statements.

In February 2013, the FASB issued updated guidance that amends the reporting of amounts reclassified out of accumulated other comprehensive income (loss) (“AOCI”). These amendments do not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component, either on the face of the financial statement where net income is presented or in the notes to the financial statements. This guidance was effective for fiscal periods beginning after December 15, 2012, and was to be applied prospectively. We adopted this guidance as of January 1, 2013, and it did not have a material impact on our consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 2. Basis of Presentation and Recent Accounting Pronouncements —Continued

Recent Accounting Pronouncements —Continued

In October 2012, the FASB issued updated guidance on technical corrections and other revisions to various FASB codification topics. The guidance represents changes to clarify the codification, correct unintended application of the guidance or make minor improvements to the codification. The guidance also amends various codification topics to reflect the measurement and disclosure requirements of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. Certain amendments in this guidance were effective for fiscal periods beginning after December 15, 2012, while the remainder of the amendments were effective immediately. We previously adopted the guidance that was effective immediately and adopted the remainder of the guidance as of January 1, 2013, and it did not have a material impact on our consolidated financial statements.

In December 2011, the FASB issued updated guidance which amends the disclosure requirements regarding the nature of an entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. Under the guidance, an entity must disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. In January 2013, the FASB issued updated guidance which clarified that the 2011 amendment to the balance sheet offsetting standard does not cover transactions that are not considered part of the guidance for derivatives and hedge accounting. This guidance was effective for fiscal periods beginning on or after January 1, 2013. We adopted this guidance as of January 1, 2013, and it did not have a material impact on our consolidated financial statements.

Note 3. Accumulated Other Comprehensive Loss

The changes in AOCI by component, including the amounts reclassified to income, were as follows (in millions of dollars):

	Three Months Ended September 30, 2013
	Defined Benefit Plan Adjustments			Derivatives
	Net Actuarial Loss (1)		Net Prior Service Credit (1)	Currency Forwards and Swaps (1)		Commodity Swaps (1)		Foreign Currency Translation Adjustments (1)	Acquisition of Noncontrolling Interest	Less: OCI Attributable to Noncontrolling Interest	Total Attributable to Controlling Interest
Balance at beginning of period	$(5,190)		$(77)	$159		$(5)		$(10)	$(104)	$(2,229)	$(2,998)
Gain (loss) recorded in other comprehensive income	—		—	(49)		16		(11)	—	(18)	(26)
Less: Gain (loss) reclassified from AOCI to income	(59	) (2)	8 (2)	6	(3)	1	(4)	—	—	(18)	(26)

Other comprehensive income (loss)	59		(8)	(55)		15		(11)	—	—	—

Balance at end of period	$(5,131)		$(85)	$104		$10		$(21)	$(104)	$(2,229)	$(2,998)

	Three Months Ended September 30, 2012
	Defined Benefit Plan Adjustments			Derivatives
	Net Actuarial Loss (1)		Net Prior Service Credit (1)	Currency Forwards and Swaps (1)		Commodity Swaps (1)		Foreign Currency Translation Adjustments (1)	Acquisition of Noncontrolling Interest	Less: OCI Attributable to Noncontrolling Interest	Total Attributable to Controlling Interest
Balance at beginning of period	$(3,272)		$64	$42		$(51)		$(6)	$(104)	$(1,440)	$(1,887)
Gain (loss) recorded in other comprehensive income	8		(4)	(108)		23		(51)	—	(54)	(78)
Less: Gain (loss) reclassified from AOCI to income	(7	) (2)	11 (2)	(8	) (3)	(14	) (4)	—	—	(7)	(11)

Other comprehensive income (loss)	15		(15)	(100)		37		(51)	—	(47)	(67)

Balance at end of period	$(3,257)		$49	$(58)		$(14)		$(57)	$(104)	$(1,487)	$(1,954)

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 3. Accumulated Other Comprehensive Loss —Continued

	Nine Months Ended September 30, 2013
	Defined Benefit Plan Adjustments			Derivatives
	Net Actuarial Loss (1)		Net Prior Service Credit (1)	Currency Forwards and Swaps (1)	Commodity Swaps (1)		Foreign Currency Translation Adjustments (1)	Acquisition of Noncontrolling Interest	Less: OCI Attributable to Noncontrolling Interest	Total Attributable to Controlling Interest
Balance at beginning of period	$(6,118)		$40	$(40)	$4		$(59)	$(104)	$(2,664)	$(3,613)
Gain (loss) recorded in other comprehensive income	818		(98)	175	6		38	—	389	550
Less: Gain (loss) reclassified from AOCI to income	(169	) (2)	27 (2)	31 (3)	—		—	—	(46)	(65)

Other comprehensive income (loss)	987		(125)	144	6		38	—	435	615

Balance at end of period	$(5,131)		$(85)	$104	$10		$(21)	$(104)	$(2,229)	$(2,998)

	Nine Months Ended September 30, 2012
	Defined Benefit Plan Adjustments			Derivatives
	Net Actuarial Loss (1)		Net Prior Service Credit (1)	Currency Forwards and Swaps (1)	Commodity Swaps (1)		Foreign Currency Translation Adjustments (1)	Acquisition of Noncontrolling Interest	Less: OCI Attributable to Noncontrolling Interest	Total Attributable to Controlling Interest
Balance at beginning of period	$(3,288)		$85	$82	$(57)		$5	$(3)	$(1,420)	$(1,756)
Gain (loss) recorded in other comprehensive income	8		(4)	(113)	4		(62)	—	(68)	(99)
Less: Gain (loss) reclassified from AOCI to income	(23	) (2)	32 (2)	27 (3)	(39	) (4)	—	—	(1)	(2)

Other comprehensive income (loss)	31		(36)	(140)	43		(62)	—	(67)	(97)

Acquisition of noncontrolling interest related to third Class B Event (see Note 15)	—		—	—	—		—	(101)	—	(101)

Balance at end of period	$(3,257)		$49	$(58)	$(14)		$(57)	$(104)	$(1,487)	$(1,954)

(1)	Net of $0 of taxes
(2)	These AOCI components are included within the computation of net periodic benefit costs. Refer to Note 14, Employee Retirement and Other Benefits, for additional information.
(3)	Amount reclassified to Revenues, Net in the accompanying Condensed Consolidated Statements of Income. Refer to Note 13, Derivative Financial Instruments and Risk Management, for additional information.
(4)	Amount reclassified to Cost of Sales in the accompanying Condensed Consolidated Statements of Income. Refer to Note 13, Derivative Financial Instruments and Risk Management, for additional information.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 4. Interest Expense

Interest expense included the following (in millions of dollars):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Financial interest expense:
Related parties (see Note 15)	$114	$115	$344	$336
Other	144	163	459	487
Interest accretion, primarily related to debt discounts, debt issuance costs and fair value adjustments	12	14	34	45
Capitalized interest related to capital expenditures	(27)	(30)	(95)	(81)

Total	$243	$262	$742	$787

Note 5. Inventories

The components of inventories were as follows (in millions of dollars):

	September 30, 2013	December 31, 2012
Finished products, including service parts	$4,442	$3,255
Work in process	2,007	1,560
Raw materials and manufacturing supplies	212	183

Total	$6,661	$4,998

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 6. Other Intangible Assets, Net

The components of other intangible assets, net were as follows (in millions of dollars):

		September 30, 2013
	Range of Useful Lives (years)	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
Brand names	Indefinite	$3,580	$—	$3,580
Dealer networks	20	374	43	331
Fiat contributed intellectual property rights	10	370	87	283
Other intellectual property rights	3 - 12	254	46	208
Patented and unpatented technology	3 - 8	293	109	184
Software	3 - 5	333	78	255
Other	1 - 14	190	48	142

Total		$5,394	$411	$4,983

		December 31, 2012
	Range of Useful Lives (years)	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
Brand names	Indefinite	$3,580	$—	$3,580
Dealer networks	20	376	29	347
Fiat contributed intellectual property rights	10	370	58	312
Other intellectual property rights	3 - 12	254	27	227
Patented and unpatented technology	3 - 8	293	75	218
Software	4 - 5	278	39	239
Other	1 - 14	101	31	70

Total		$5,252	$259	$4,993

The following summarizes the amount of intangible asset amortization expense included in the respective financial statement captions of the accompanying Condensed Consolidated Statements of Income (in millions of dollars):

	Financial Statement Caption	Three Months Ended September 30,		Nine Months Ended September 30,
		2013	2012	2013	2012
Favorable operating lease contracts	Revenues, Net	$—	$—	$—	$1
Patented and unpatented technology, intellectual property, software and other	Cost of Sales	48	34	136	125
Dealer networks and other	Selling, Administrative and Other Expenses	6	6	16	16

Total		$54	$40	$152	$142

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 6. Other Intangible Assets, Net —Continued

Based on the gross carrying amount of other intangible assets as of September 30, 2013, the estimated future amortization expense for the next five years was as follows (in millions of dollars):

Remainder of 2013	$52
2014	195
2015	202
2016	165
2017	202

Note 7. Prepaid Expenses and Other Assets

The components of prepaid expenses and other assets were as follows (in millions of dollars):

	September 30, 2013			December 31, 2012
	Current	Non- Current	Total	Current	Non- Current	Total
Amounts due from related parties (see Note 15)	$676	$—	$676	$503	$—	$503
Prepaid pension expense	—	116	116	—	114	114
Other	955	282	1,237	617	273	890

Total	$1,631	$398	$2,029	$1,120	$387	$1,507

Note 8. Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities were as follows (in millions of dollars):

	September 30, 2013			December 31, 2012
	Current	Non- Current	Total	Current	Non- Current	Total
Pension and postretirement benefits	$192	$10,366	$10,558	$188	$11,864	$12,052
Product warranty costs	1,359	2,367	3,726	1,142	2,354	3,496
Sales incentives	3,078	—	3,078	3,031	—	3,031
Personnel costs	771	429	1,200	711	413	1,124
Amounts due to related parties (see Note 15) (1)	798	—	798	563	—	563
Income and other taxes	406	107	513	263	106	369
Vehicle residual value guarantees	438	—	438	238	—	238
Workers’ compensation	56	274	330	46	275	321
Accrued interest (2)	253	—	253	344	—	344
Restructuring actions (see Note 16)	22	35	57	69	—	69
Other	1,807	405	2,212	1,933	507	2,440

Total	$9,180	$13,983	$23,163	$8,528	$15,519	$24,047

(1)	Excludes amounts due to related parties for accrued interest separately discussed in (2) below.
(2)	Includes $112 million and $224 million of accrued interest due to related parties as of September 30, 2013 and December 31, 2012, respectively. Refer to Note 15, Other Transactions with Related Parties, for additional information.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 8. Accrued Expenses and Other Liabilities —Continued

We issue various types of product warranties under which we generally guarantee the performance of products delivered for a certain period or term. The reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for mandatory or voluntary actions to recall and repair vehicles and for buyback commitments. We establish reserves for product warranty obligations when the related sale is recognized, which are reflected in the summary of the changes in accrued warranty costs below as “Provision for current period warranties.” Estimates are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for our vehicles. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action that may result in adjustments to the established reserves, which are reflected in the summary below as “Net adjustments to pre-existing warranties.”

The changes in accrued product warranty costs (excluding deferred revenue from extended warranty and service contracts described below, as well as supplier recoveries) were as follows (in millions of dollars):

	Nine Months Ended September 30,
	2013	2012
Balance at beginning of period	$3,496	$3,287
Provision for current period warranties	1,264	1,320
Net adjustments to pre-existing warranties	107	(129)
Net warranty settlements	(1,114)	(1,090)
Translation and other adjustments	(27)	47

Balance at end of period	$3,726	$3,435

We recognized recoveries from suppliers related to warranty claims of $20 million and $25 million during the three months ended September 30, 2013 and 2012, respectively, and $71 million and $84 million during the nine months ended September 30, 2013 and 2012, respectively, which are excluded from the change in warranty costs above.

We also offer customers the opportunity to purchase separately-priced extended warranty and service contracts. In addition, from time to time we sell certain vehicles with a service contract included in the sales price of the vehicle. The service contract and vehicle qualified as separate units of accounting in accordance with the accounting guidance for multiple-element arrangements. The revenue from these contracts, as well as our separately-priced extended warranty and service contracts, is recorded as a component of Deferred Revenue in the accompanying Condensed Consolidated Balance Sheets at the inception of the contract and is recognized as revenue over the contract period in proportion to the costs expected to be incurred based on historical information.

The following summarizes the changes in deferred revenue from these contracts (in millions of dollars):

	Nine Months Ended September 30,
	2013	2012
Balance at beginning of period	$1,075	$926
Deferred revenues for current period service contracts	509	453
Earned revenues in current period	(346)	(336)
Refunds of cancelled contracts	(39)	(40)
Translation and other adjustments	8	42

Balance at end of period	$1,207	$1,045

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 9. Financial Liabilities

The components of financial liabilities were as follows (in millions of dollars):

		September 30, 2013
		Interest Rate	Face Value	Carrying Value
Financial Liabilities Payable Within One Year:
		Effective
VEBA Trust Note		9.04%	$224	$224
Tranche B Term Loan		4.48% (1)	30	30
Canadian Health Care Trust Notes:
Tranche A		7.38% (2)	85	86
Tranche B		9.21% (2)	24	24

Total Canadian Health Care Trust Notes			109	110

Mexican development banks credit facility due 2025		9.12% (3)	30	30

		Weighted Average
Other:
Capital lease obligations		10.00%	62	54
Other financial obligations		11.21%	88	82

Total other financial liabilities			150	136

Total financial liabilities payable within one year			$543	$530

	Maturity	Interest Rate	Face Value	Carrying Value
Financial Liabilities Payable After One Year:
		Effective
VEBA Trust Note	7/15/2023	9.04%	$4,491	$4,491
Tranche B Term Loan	5/24/2017	4.48% (1)	2,902	2,880
Secured Senior Notes due 2019	6/15/2019	8.00%	1,500	1,500
Secured Senior Notes due 2021	6/15/2021	8.25%	1,700	1,700
Canadian Health Care Trust Notes:
Tranche A	6/30/2017	7.38% (2)	307	324
Tranche B	6/30/2024	9.21% (2)	415	425
Tranche C	6/30/2024	9.68% (4)	113	97

Total Canadian Health Care Trust Notes			835	846

Mexican development banks credit facilities:
Credit facility due 2021	12/23/2021	7.74% (5)	231	231
Credit facility due 2025	7/19/2025	9.12% (3)	327	327

Total Mexican development banks credit facilities			558	558

Fiat Finance North America term loan facilities:
2012 term loan facility	4/01/2016	4.00%	150	150
2013 term loan facility	4/01/2016	4.00%	250	250

Total Fiat Finance North America term loan facilities			400	400

		Weighted Average
Other:
Capital lease obligations	2014-2020	11.01%	331	299
Other financial obligations	2015-2024	13.04%	195	181

Total other financial liabilities			526	480

Total financial liabilities payable after one year			12,912	12,855

Total			$13,455	$13,385

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 9. Financial Liabilities —Continued

		December 31, 2012
		Interest Rate	Face Value	Carrying Value
Financial Liabilities Payable Within One Year:
		Effective
VEBA Trust Note		9.04%	$159	$159
Tranche B Term Loan		6.00% (1)	30	30
Canadian Health Care Trust Notes:
Tranche A		7.98% (2)	79	79
Tranche B		9.21% (2)	23	23

Total Canadian Health Care Trust Notes			102	102

Mexican development banks credit facility due 2025		9.62% (3)	30	30
Fiat Finance North America credit facility		2.49%	150	150

		Weighted Average
Other:
Capital lease obligations		11.50%	36	27
Other financial obligations		10.55%	123	116

Total other financial liabilities			159	143

Total financial liabilities payable within one year			$630	$614

	Maturity	Interest Rate	Face Value	Carrying Value
Financial Liabilities Payable After One Year:
		Effective
VEBA Trust Note	7/15/2023	9.04%	$4,715	$4,715
Tranche B Term Loan	5/24/2017	6.00% (1)	2,925	2,925
Secured Senior Notes due 2019	6/15/2019	8.00%	1,500	1,500
Secured Senior Notes due 2021	6/15/2021	8.25%	1,700	1,700
Canadian Health Care Trust Notes:
Tranche A	6/30/2017	7.98% (2)	402	426
Tranche B	6/30/2024	9.21% (2)	456	467
Tranche C	6/30/2024	9.68% (4)	109	92

Total Canadian Health Care Trust Notes			967	985

Mexican development banks credit facilities:
Credit facility due 2021	12/23/2021	8.54% (5)	231	231
Credit facility due 2025	7/19/2025	9.62% (3)	350	350

Total Mexican development banks credit facilities			581	581

Fiat Finance North America 2012 term loan facility	4/01/2016	4.00%	150	150

		Weighted Average
Other:
Capital lease obligations	2014-2020	12.43%	251	214
Other financial obligations	2014-2024	13.43%	218	199

Total other financial liabilities			469	413

Total financial liabilities payable after one year			13,007	12,969

Total			$13,637	$13,583

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 9. Financial Liabilities —Continued

(1)	Loan bears interest at LIBOR (subject to a 1.00 percent floor) + 3.25 percent and LIBOR (subject to a 1.25 percent floor) + 4.75 percent at September 30, 2013 and December 31, 2012, respectively. Commencing in July 2011, interest has been reset every three months. Stated interest rate as of September 30, 2013 and December 31, 2012 was 4.25 percent and 6.00 percent, respectively.
(2)	Notes bear interest at a stated rate of 9.00 percent.
(3)	Represents the stated interest rate. Loan bears interest at the 28 day Interbank Equilibrium Interest Rate (“TIIE”) + 4.80 percent subject to a quarterly reset of TIIE.
(4)	Note bears interest at a stated rate of 7.50 percent.
(5)	Represents the stated interest rate. Loan bears interest at the 28 day TIIE + 3.70 percent subject to a monthly reset of TIIE.

As of September 30, 2013, the carrying amounts of our financial obligations were net of fair value adjustments, discounts, premiums and loan origination fees totaling $70 million related to the following obligations (in millions of dollars):

Tranche B Term Loan	$22
Canadian Health Care Trust Notes	(12)
Liabilities for capital lease and other financial obligations	60

Total	$70

As of September 30, 2013, the aggregate annual contractual maturities of our financial liabilities at face value were as follows (in millions of dollars):

Remainder of 2013	$89
2014	494
2015	521
2016	953
2017	3,433
2018 and thereafter	7,965

Total	$13,455

Senior Credit Facilities Amendment

Chrysler Group amended and restated its credit agreement dated as of May 24, 2011 (the “Original Credit Agreement”) among Chrysler Group and the lenders party thereto. The amendments to the Original Credit Agreement were given effect in the amended and restated credit agreement dated as of June 21, 2013 (the “Credit Agreement”).

The Original Credit Agreement provided for a $3.0 billion Tranche B Term Loan that was to mature on May 24, 2017, which was fully drawn on May 24, 2011 (the “Original Tranche B Term Loan”) and a $1.3 billion revolving credit facility that was to mature on May 24, 2016, which was undrawn (the “Original Revolving Facility”), collectively referred to as the “Original Senior Credit Facilities.”

We refer to the amended Tranche B Term Loan and revolving credit facility as the “Tranche B Term Loan” and “Revolving Facility,” respectively. We collectively refer to the Tranche B Term Loan and Revolving Facility as the “Senior Credit Facilities.” The Tranche B Term Loan and Revolving Facility mature on May 24, 2017 and May 24, 2016, respectively. The Revolving Facility remains undrawn.

The amendment reduced the applicable interest rate spreads on the Original Senior Credit Facilities by 1.50 percent per annum and reduced the rate floor applicable to the Original Tranche B Term Loan by 0.25 percent per annum. As a result, all

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 9. Financial Liabilities —Continued

Senior Credit Facilities Amendment —Continued

amounts outstanding under the Senior Credit Facilities will bear interest, at our option, either at a base rate plus 2.25 percent per annum or at LIBOR plus 3.25 percent per annum. For the Tranche B Term Loan, a base rate floor of 2.00 percent per annum or a LIBOR floor of 1.00 percent per annum apply. We currently accrue interest based on LIBOR.

In addition, the amendment reduced the commitment fee payable on the Revolving Facility to 0.50 percent per annum, which may be reduced to 0.375 percent per annum if Chrysler Group achieves a specified consolidated leverage ratio, of the daily average undrawn portion of the Revolving Facility. The commitment fee remains payable quarterly in arrears.

If we voluntarily prepay or re-price all or any portion of the Tranche B Term Loan before the six-month anniversary of the effective date of the amendment, we will be obligated to pay a call premium equal to 1.00 percent of the principal amount prepaid or re-priced.

Certain negative covenants in the Original Credit Agreement were also amended, including limitations on incurrence of indebtedness and certain limitations on restricted payments, which include dividends. Under the Credit Agreement, among other exceptions, the restricted payment capacity was increased to an amount not to exceed 50 percent of Chrysler Group’s cumulative consolidated net income since January 1, 2012.

Lenders party to the Original Tranche B Term Loan that held $760 million of the outstanding principal balance either partially or fully reduced their holdings. These reductions were accounted for as a debt extinguishment. The remaining holdings were analyzed on a lender-by-lender basis and accounted for as a debt modification. The $2.9 billion outstanding principal balance on the Tranche B Term Loan did not change, as new and continuing lenders acquired the $760 million. The quarterly principal payment amount and timing of payments did not change as a result of this amendment.

We paid $35 million related to the call premium and other fees to re-price and amend the Original Credit Agreement, of which $27 million was deferred and will be amortized over the remaining terms of the Senior Credit Facilities. We recognized a $9 million loss on extinguishment of debt, which included the write off of $1 million of unamortized debt issuance costs associated with the Original Senior Credit Facilities, and $8 million of the call premium and fees noted above.

VEBA Trust Note

On June 10, 2009, and in accordance with the terms of a settlement agreement between Chrysler Group and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”), (“the VEBA Settlement Agreement”), Chrysler Group issued a senior unsecured note (“VEBA Trust Note”) with a face value of $4,587 million to the VEBA Trust.

Scheduled VEBA Trust Note payments through 2012 did not fully satisfy the interest accrued at the implied rate of 9.0 percent per annum. In accordance with the agreement, the difference between a scheduled payment and the accrued interest through June 30 of the payment year was capitalized as additional debt on an annual basis. In July 2013, we made a scheduled payment of $600 million, which was composed of $441 million of interest accrued through the payment date and $159 million of interest that was previously capitalized as additional debt. In July 2012, we made a scheduled payment of $400 million and $38 million of accrued interest was capitalized as additional debt.

The payment of capitalized interest is included as a component of Net Cash Provided by Operating Activities in the accompanying Condensed Consolidated Statements of Cash Flows.

Refer to our audited consolidated financial statements included within this registration statement for further information related to the VEBA Settlement Agreement and VEBA Trust Note.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 9. Financial Liabilities —Continued

Canadian Health Care Trust Notes

On December 31, 2010, Chrysler Canada Inc. (“Chrysler Canada”) issued four unsecured promissory notes to an independent Canadian Health Care Trust (“HCT”), which we collectively refer to as the Canadian HCT Notes. Payments on the Canadian HCT Notes are due on June 30 of each year unless that day is not a business day in Canada, in which case payments are due on the next business day (“Scheduled Payment Date”).

We are not required to make a payment on the HCT Tranche C note until 2020. However, interest accrued at the stated rate of 7.5 percent per annum on the HCT Tranche C note will be capitalized as additional debt on the Scheduled Payment Date through 2019. Additionally, accrued interest in excess of payments on the HCT Tranche A and B notes is capitalized as additional debt on the Scheduled Payment Date. In July 2013 and 2012, $25 million and $74 million, respectively, of accrued interest was capitalized as additional debt.

In July 2013, we made a scheduled payment on the HCT Tranche B note of $66 million, which was composed of $44 million of interest accrued through the payment date and $22 million of interest that was previously capitalized as additional debt.

In January 2013, we made a prepayment on the HCT Tranche A note of the scheduled payment due on July 2, 2013. The amount of the prepayment, determined in accordance with the terms of the HCT Tranche A note, was $117 million and was composed of a $92 million principal payment and interest accrued through January 3, 2013 of $25 million. The $92 million HCT Tranche A note principal payment consisted of $47 million of interest that was previously capitalized as additional debt with the remaining $45 million representing a repayment of the original principal balance.

The payments of capitalized interest are included as a component of Net Cash Provided by Operating Activities in the accompanying Condensed Consolidated Statements of Cash Flows.

During the nine months ended September 30, 2012, we made payments of $44 million on the Canadian HCT Notes, which included a $25 million principal payment and $19 million of interest accrued through the payment date.

Refer to our audited consolidated financial statements included within this registration statement for further information regarding the Canadian HCT Notes.

Fiat Finance North America Inc. Credit Facilities

In June 2012, FNA LLC entered into a financing arrangement with Fiat Finance North America Inc. (“FFNA”), a subsidiary of Fiat, which provides for a $650 million uncommitted credit facility that matures on June 22, 2017. From time to time, FNA LLC draws on this facility. The interest rate and maturity date assigned to individual advances are negotiated between the parties upon each draw and are consistent with financial terms in the ordinary course of business. As of September 30, 2013, there were no amounts outstanding under the facility.

In October 2012 and January 2013, FNA LLC entered into financing arrangements with FFNA, which provide for term loan facilities of $150 million and $250 million, which were fully drawn in October 2012 and January 2013, respectively. Both term loans bear interest at a stated rate of 4.0 percent and mature on April 1, 2016. The initial interest payments for both loans were made in June 2013, with all subsequent interest payments due annually in June, until the maturity date. The outstanding principal balance and any unpaid interest for both facilities are due at maturity.

Amounts Available for Borrowing under Credit Facilities

As of September 30, 2013, our $1.3 billion Revolving Facility remains undrawn and the Tranche B Term Loan and Mexican development banks credit facilities remain fully drawn. Our $4.9 billion ($5.0 billion Canadian dollar) Gold Key Lease secured revolving credit facility remains undrawn as of September 30, 2013. However, as we are currently winding down the Gold Key Lease program, no additional funding will be provided.

Refer to our audited consolidated financial statements included within this registration statement for further information regarding the terms of our financing arrangements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 10. Income Taxes

For interim tax reporting, we estimate our annual effective tax rate and apply it to our year to date ordinary income (loss). The tax effect of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates are reported in the interim period in which they occur. There have been no significant changes in our estimates or the provision for income taxes during the nine months ended September 30, 2013.

Note 11. Commitments, Contingencies and Concentrations

Litigation

Various legal proceedings, claims and governmental investigations are pending against us on a wide range of topics, including vehicle safety; emissions and fuel economy; dealer, supplier and other contractual relationships; intellectual property rights; product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. We establish an accrual in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these accruals represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require us to make payments in an amount or range of amounts that could not be reasonably estimated at September 30, 2013.

The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on our operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, we believe that any resulting adjustment would not materially affect our consolidated financial position or cash flows.

Environmental Matters

We are subject to potential liability under government regulations and various claims and legal actions that are pending or may be asserted against us concerning environmental matters. Estimates of future costs of such environmental matters are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which we may have remediation responsibility and the apportionment and collectability of remediation costs among responsible parties. We establish reserves for these environmental matters when a loss is probable and reasonably estimable. It is reasonably possible that the final resolution of some of these matters may require us to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on our operating results for the particular reporting period in which an adjustment to the estimated reserve is recorded, we believe that any resulting adjustment would not materially affect our consolidated financial position or cash flows.

Voluntary Service Actions and Recall Actions

We periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles we sell. We establish reserves for product warranty obligations, including the estimated cost of these service and recall actions, when the related sale is recognized. Refer to Note 8, Accrued Expenses and Other Liabilities, for additional information. The estimated future costs of these actions are based primarily on historical claims experience for our vehicles. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 11. Commitments, Contingencies and Concentrations —Continued

Voluntary Service Actions and Recall Actions —Continued

the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action that may result in adjustments to the established reserves. It is reasonably possible that the ultimate cost of these service and recall actions may require us to make expenditures in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the ultimate cost of these service and recall actions could have a material effect on our operating results for the particular reporting period in which an adjustment to the estimated reserve is recorded, we believe that any such adjustment would not materially affect our consolidated financial position or cash flows.

Restricted Cash

Restricted cash, which includes cash equivalents, was $341 million as of September 30, 2013. Restricted cash included $254 million held on deposit or otherwise pledged to secure our obligations under various commercial agreements guaranteed by a subsidiary of Daimler AG and $87 million of collateral for other contractual agreements.

Concentrations

Suppliers

Although we have not experienced any significant deterioration in our annual production volumes as a result of materials or parts shortages, we have from time to time experienced short term interruptions and variability in quarterly production schedules as a result of temporary supply constraints or disruptions in the availability of raw materials, parts and components as a result of natural disasters and other unexpected events. Additionally, we regularly source systems, components, parts, equipment and tooling from a sole provider or limited number of providers. Therefore, we are at risk for production delays and losses should any supplier fail to deliver goods and services on time. We continuously work with our suppliers to monitor potential supply constraints and to mitigate the effects of any emerging shortages on our production volumes and revenues. We also maintain insurance coverage for certain losses we might incur due to shortages or other supplier disruptions. During the three and nine months ended September 30, 2012, we recognized insurance recoveries totaling $4 million and $76 million, respectively, related to losses sustained in 2011 due to supply disruptions. These recoveries were recognized as a reduction to Cost of Sales in the accompanying Condensed Consolidated Statements of Income. The proceeds from these recoveries were fully collected as of September 30, 2012. There were no similar insurance recoveries during the nine months ended September 30, 2013.

Employees

In the U.S. and Canada combined, substantially all of our hourly employees and approximately 20 percent of our salaried employees were represented by unions under collective bargaining agreements, which represented approximately 65 percent of our worldwide workforce as of September 30, 2013. The UAW and Unifor (which resulted from the merger of the National Automobile, Aerospace, Transportation and General Workers Union of Canada (“CAW”) and the Communications, Energy and Paperworkers Union of Canada in September 2013) represent substantially all of these represented employees in the U.S. and Canada, respectively.

Other Matters

SCUSA Private-Label Financing Agreement

In February 2013, Chrysler Group entered into a private-label financing agreement with Santander Consumer USA Inc. (“SCUSA”), an affiliate of Banco Santander (the “SCUSA Agreement”). The new financing arrangement launched on May 1, 2013. Under the SCUSA Agreement, SCUSA provides a wide range of wholesale and retail financing services to our dealers and consumers in accordance with its usual and customary lending standards, under the Chrysler Capital brand name. The financing services include credit lines to finance our dealers’ acquisition of vehicles and other products that we sell or

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 11. Commitments, Contingencies and Concentrations —Continued

Other Matters —Continued

SCUSA Private-Label Financing Agreement —Continued

distribute, retail loans and leases to finance consumer acquisitions of new and used vehicles at our dealerships, financing for commercial and fleet customers, and ancillary services. In addition, SCUSA will work with dealers to offer them construction loans, real estate loans, working capital loans and revolving lines of credit.

Under the new financing arrangement, SCUSA has agreed to specific transition milestones for the initial year following launch. If the transition milestones are met, or otherwise satisfactory to us, the SCUSA Agreement will have a ten-year term, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided us an upfront, nonrefundable payment of $150 million in May 2013, which was recognized as deferred revenue and will be amortized over ten years. As of September 30, 2013, $144 million remained in Deferred Revenue in the accompanying Condensed Consolidated Balance Sheets.

From time to time, we work with certain lenders to subsidize interest rates or cash payments at the inception of a financing arrangement to incentivize customers to purchase our vehicles, a practice known as “subvention.” We have provided SCUSA with limited exclusivity rights to participate in specified minimum percentages of certain of our retail financing rate subvention programs. SCUSA has committed to certain revenue sharing arrangements, as well as to consider future revenue sharing opportunities. SCUSA bears the risk of loss on loans contemplated by the SCUSA Agreement. The parties share in any residual gains and losses in respect of consumer leases, subject to specific provisions in the SCUSA Agreement, including limitations on our participation in gains and losses.

Ally Auto Finance Operating Agreement and Repurchase Obligations

In April 2013, the Auto Finance Operating Agreement between Chrysler Group and Ally Financial Inc. (“Ally”), which we refer to as the “Ally Agreement”, was terminated. Notwithstanding the termination of the Ally Agreement, we anticipate that Ally will continue to provide wholesale and retail financing to our dealers and retail customers in the U.S. in accordance with its usual and customary lending standards. Our dealers and retail customers also obtain funding from other financing sources.

In accordance with the terms of the Ally Agreement, we remain obligated to repurchase Ally-financed U.S. dealer inventory that was acquired on or before April 30, 2013, upon certain triggering events and with certain exceptions, in the event of an actual or constructive termination of a dealer’s franchise agreement, including in certain circumstances when Ally forecloses on all assets of a dealer securing financing provided by Ally. These obligations exclude vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage or an original invoice date that is more than one year prior to the repurchase date.

As of September 30, 2013, the maximum potential amount of future payments required to be made to Ally under this guarantee was approximately $1.0 billion and was based on the aggregate repurchase value of eligible vehicles financed by Ally in our U.S. dealer stock. If vehicles are required to be repurchased under this arrangement, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than $0.1 million at September 30, 2013, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. The estimates are based on historical experience.

On February 1, 2013, the Canadian automotive finance business of Ally was acquired by the Royal Bank of Canada (“RBC”). Dealers with financing through Ally were offered new lending agreements with RBC, as the Ally-financing arrangements did not transfer with the sale. As such, Chrysler Group no longer has an obligation to repurchase dealer inventory in Canada that was acquired prior to February 1, 2013 and was financed by Ally.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 11. Commitments, Contingencies and Concentrations —Continued

Other Matters —Continued

Other Repurchase Obligations

In accordance with the terms of other wholesale financing arrangements in Mexico, we are required to repurchase dealer inventory financed under these arrangements, upon certain triggering events and with certain exceptions, including in the event of an actual or constructive termination of a dealer’s franchise agreement. These obligations exclude certain vehicles including, but not limited to, vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage.

As of September 30, 2013, the maximum potential amount of future payments required to be made in accordance with these other wholesale financing arrangements was approximately $284 million and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer’s stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than $0.1 million at September 30, 2013, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. The estimates are based on historical experience.

Note 12. Fair Value Measurements

The following summarizes our financial assets and liabilities measured at fair value on a recurring basis (in millions of dollars):

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$10,871	$910	$—	$11,781
Restricted cash	341	—	—	341
Derivatives:
Currency forwards and swaps	—	100	—	100
Commodity swaps	—	4	9	13

Total	$11,212	$1,014	$9	$12,235

Liabilities:
Derivatives:
Currency forwards and swaps	$—	$3	$—	$3
Commodity swaps	—	13	2	15

Total	$—	$16	$2	$18

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$10,905	$929	$—	$11,834
Restricted cash	371	—	—	371
Derivatives:
Currency forwards and swaps	—	6	—	6
Commodity swaps	—	18	12	30

Total	$11,276	$953	$12	$12,241

Liabilities:
Derivatives:
Currency forwards and swaps	$—	$44	$—	$44
Commodity swaps	—	8	3	11

Total	$—	$52	$3	$55

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 12. Fair Value Measurements —Continued

During the nine months ended September 30, 2013, there were no transfers between Level 1 and Level 2 or into or out of Level 3.

We enter into over-the-counter currency forward and swap contracts to manage our exposure to risk relating to changes in foreign currency exchange rates. We estimate the fair value of currency forward and swap contracts by discounting future net cash flows derived from market-based expectations for exchange rates to a single present value.

We enter into over-the-counter commodity swaps to manage our exposure to risk relating to changes in market prices of various commodities. Swap contracts are fair valued by discounting future net cash flows derived from market-based expectations for commodity prices to a single present value. For certain commodities within our portfolio, market-based expectations of these prices are less observable, and alternative sources are used to develop these inputs. We have classified these commodity swaps as Level 3 within the fair value hierarchy.

We take into consideration credit valuation adjustments on both assets and liabilities taking into account credit risk of our counterparties and non-performance risk as described in Note 13, Derivative Financial Instruments and Risk Management.

The following summarizes the changes in Level 3 items measured at fair value on a recurring basis (in millions of dollars):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Derivatives Assets (Liabilities):
Balance at beginning of the period	$(5)	$(30)	$9	$(35)
Total realized and unrealized gains (losses):
Included in Net Income (Loss) (1)	—	(11)	4	(27)
Included in Other Comprehensive Income (Loss) (2)	15	31	2	33
Settlements (3)	(3)	8	(8)	27
Transfers into Level 3	—	—	—	—
Transfers out of Level 3	—	—	—	—

Fair value at end of the period	$7	$(2)	$7	$(2)

Changes in unrealized losses relating to instruments held at end of period (1)	$—	$—	$—	$—

(1)	The related realized and unrealized gains (losses) are recognized in Cost of Sales in the accompanying Condensed Consolidated Statements of Income.
(2)	The related realized and unrealized losses are recognized in Other Comprehensive Income (Loss) in the accompanying Condensed Consolidated Statements of Comprehensive Income.
(3)	There were no purchases, issuances or sales during the three and nine months ended September 30, 2013 and 2012.

The following summarizes the unobservable inputs related to Level 3 items measured at fair value on a recurring basis as of September 30, 2013:

	Net Asset (in millions of dollars)	Valuation Technique	Unobservable Input	Range	Unit of Measure
Commodity swaps	$7	Discounted	Platinum forward points	$0.37 —$7.58	Per troy ounce
		cash flow	Palladium forward points	$0.19 —$4.05	Per troy ounce
			Natural gas forward points	$0.76 —$1.25	Per giga-joule

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 12. Fair Value Measurements —Continued

The forward points that were used in the valuation of platinum, palladium and certain natural gas contracts were deemed unobservable. Significant increases or decreases in any of the unobservable inputs in isolation would not significantly impact our fair value measurements.

The carrying amounts and estimated fair values of our financial instruments were as follows (in millions of dollars):

	September 30, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$11,781	$11,781	$11,834	$11,834
Restricted cash	341	341	371	371
Financial liabilities (1)	13,385	13,818	13,583	13,950
Derivatives:
Included in Prepaid Expenses and Other Assets and Advances to Related Parties and Other Financial Assets	113	113	36	36
Included in Accrued Expenses and Other Liabilities	18	18	55	55

(1)	As of September 30, 2013, the fair value of financial liabilities includes $6.5 billion and $7.3 billion measured utilizing Level 2 and Level 3 inputs, respectively. As of December 31, 2012, the fair value of financial liabilities includes $6.5 billion and $7.5 billion measured utilizing Level 2 and Level 3 inputs, respectively.

The estimated fair values have been determined by using available market information and valuation methodologies as described below. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair values.

The methods and assumptions used to estimate the fair value of financial instruments are consistent with the definition presented in the accounting guidance for fair value measurements and are as follows:

Cash and cash equivalents, including restricted cash

The carrying value of cash and cash equivalents approximates fair value due to the short maturity of these instruments and consists primarily of money market funds, certificates of deposit, commercial paper, time deposits and bankers’ acceptances.

Financial liabilities

We estimate the fair values of our financial liabilities using quoted market prices where available. Where market prices are not available, we estimate fair value by discounting future cash flows using market interest rates, adjusted for non-performance risk over the remaining term of the financial liability.

Derivative instruments

The fair values of derivative instruments are based on pricing models or formulas using current estimated cash flow and discount rate assumptions.

Note 13. Derivative Financial Instruments and Risk Management

All derivative instruments are recognized in the accompanying Condensed Consolidated Balance Sheets at fair value. We do not net our derivative position by counterparty for purposes of balance sheet presentation and disclosure. The fair values of our derivative financial instruments are based on pricing models or formulas using current estimated cash flow and discount rate assumptions. We include an adjustment for non-performance risk in the recognized measure of fair value of derivative

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 13. Derivative Financial Instruments and Risk Management —Continued

instruments. The adjustment is estimated based on the net exposure by counterparty. We use an estimate of the counterparty’s non-performance risk when we are in a net asset position and an estimate of our own non-performance risk when we are in a net liability position. As of September 30, 2013 and December 31, 2012, the adjustment for non-performance risk did not materially impact the fair value of derivative instruments.

The use of derivatives exposes us to the risk that a counterparty may default on a derivative contract. We establish exposure limits for each counterparty to minimize this risk and provide counterparty diversification. Substantially, all of our derivative exposures are with counterparties that have long-term credit ratings of single–A or better. The aggregate fair value of derivative instruments in asset positions as of September 30, 2013 and December 31, 2012 was approximately $113 million and $36 million, respectively, representing the maximum loss that we would recognize at that date if all counterparties failed to perform as contracted. We enter into master agreements with counterparties that generally allow for netting of certain exposures; therefore, the actual loss that we would recognize if all counterparties failed to perform as contracted, could be significantly lower.

The terms of the agreements with our counterparties for foreign currency exchange and commodity hedge contracts require us to post collateral when derivative instruments are in a liability position, subject to posting thresholds. In addition, these agreements contain cross-default provisions that, if triggered, would permit the counterparty to declare a default and require settlement of the outstanding net asset or liability positions. These cross-default provisions could be triggered if there was a non-performance event under certain debt obligations. The fair values of the related gross liability positions as of September 30, 2013 and December 31, 2012, which represent our maximum potential exposure, were $18 million and $55 million, respectively. As of December 31, 2012, we posted $24 million as collateral for foreign currency exchange and commodity hedge contracts. The cash collateral is included in Restricted Cash in the accompanying Condensed Consolidated Balance Sheets. Per the terms of our agreements, no collateral was required to be posted as of September 30, 2013.

The following presents the gross and net amounts of our derivative assets and liabilities after giving consideration to the terms of the master netting arrangements with our counterparties (in millions of dollars):

	September 30, 2013		December 31, 2012
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Gross amounts recognized in the Condensed Consolidated Balance Sheets	$113	$18	$36	$55
Gross amounts not offset in the Condensed Consolidated Balance Sheets that are eligible for offsetting
Derivatives	(17)	(17)	(24)	(24)
Cash collateral pledged	—	—	—	(24)

Net Amount	$96	$1	$12	$7

The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure to the financial risks described above. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivative instruments, such as foreign currency exchange rates or commodity volumes and prices.

Cash Flow Hedges

We use financial instruments designated as cash flow hedges to hedge exposure to foreign currency exchange risk associated with transactions in currencies other than the functional currency in which we operate. We also use financial instruments designated as cash flow hedges to hedge our exposure to commodity price risk associated with buying certain commodities used in the ordinary course of our operations.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 13. Derivative Financial Instruments and Risk Management —Continued

Cash Flow Hedges —Continued

Changes in the fair value of designated derivatives that are highly effective as cash flow hedges are recorded in AOCI, net of estimated income taxes. These changes in the fair value are then released into earnings contemporaneously with the earnings effects of the hedged items. Cash flows associated with cash flow hedges are reported in Net Cash Provided by Operating Activities in the accompanying Condensed Consolidated Statements of Cash Flows. The ineffective portions of the fair value changes are recognized in the results of operations immediately. The amount of ineffectiveness recorded for the three and nine months ended September 30, 2013 and 2012 was immaterial. Our cash flow hedges mature within 18 months.

We discontinue hedge accounting prospectively and hold amounts in AOCI with future changes in fair value recorded directly in earnings when (i) it is determined that a derivative is no longer highly effective in offsetting changes in cash flows of a hedged item; (ii) the derivative is discontinued as a hedge instrument because it is not probable that a forecasted transaction will occur or (iii) the derivative expires or is sold, terminated or exercised. Those amounts held in AOCI are subsequently reclassified into income over the same period or periods during which the forecasted transaction affects income. When hedge accounting is discontinued because it is determined that the forecasted transactions will not occur, the derivative continues to be carried on the balance sheet at fair value, and gains and losses that were recorded in AOCI are recognized immediately in earnings. The hedged item may be designated prospectively into a new hedging relationship with another derivative instrument.

The following summarizes the fair values of derivative instruments designated as cash flow hedges which were outstanding (in millions of dollars):

	September 30, 2013
	Notional Amounts	Derivative Assets (1)	Derivative Liabilities (2)
Currency forwards and swaps	$3,138	$91	$(3)
Commodity swaps	193	9	(3)

Total	$3,331	$100	$(6)

	December 31, 2012
	Notional Amounts	Derivative Assets (1)	Derivative Liabilities (2)
Currency forwards and swaps	$3,369	$4	$(43)
Commodity swaps	223	13	(8)

Total	$3,592	$17	$(51)

(1)	The related derivative instruments are recognized in Prepaid Expenses and Other Assets and Advances to Related Parties and Other Financial Assets in the accompanying Condensed Consolidated Balance Sheets.
(2)	The related derivative instruments are recognized in Accrued Expenses and Other Liabilities in the accompanying Condensed Consolidated Balance Sheets.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 13. Derivative Financial Instruments and Risk Management —Continued

Cash Flow Hedges —Continued

The following summarizes the gains (losses) recorded in other comprehensive income (loss) and reclassified from AOCI to income (in millions of dollars):

	Three Months Ended September 30, 2013
	AOCI as of July 1, 2013	Gain (Loss) Recorded in OCI	Gain (Loss) Reclassified from AOCI to Income	AOCI as of September 30, 2013
Currency forwards and swaps	$159	$(49)	$6	$104
Commodity swaps	(5)	16	1	10

Total	$154	$(33)	$7	$114

	Three Months Ended September 30, 2012
	AOCI as of July 1, 2012	Gain (Loss) Recorded in OCI	Gain (Loss) Reclassified from AOCI to Income	AOCI as of September 30, 2012
Currency forwards and swaps	$42	$(108)	$(8)	$(58)
Commodity swaps	(51)	23	(14)	(14)

Total	$(9)	$(85)	$(22)	$(72)

	Nine Months Ended September 30, 2013
	AOCI as of January 1, 2013	Gain (Loss) Recorded in OCI	Gain (Loss) Reclassified from AOCI to Income	AOCI as of September 30, 2013
Currency forwards and swaps	$(40)	$175	$31	$104
Commodity swaps	4	6	—	10

Total	$(36)	$181	$31	$114

	Nine Months Ended September 30, 2012
	AOCI as of January 1, 2012	Gain (Loss) Recorded in OCI	Gain (Loss) Reclassified from AOCI to Income	AOCI as of September 30, 2012
Currency forwards and swaps	$82	$(113)	$27	$(58)
Commodity swaps	(57)	4	(39)	(14)

Total	$25	$(109)	$(12)	$(72)

We expect to reclassify existing net gains of $100 million from AOCI to income within the next 12 months.

Derivatives Not Designated as Hedges

Some derivatives do not qualify for hedge accounting; for others, we elect not to apply hedge accounting. We use derivatives to economically hedge our financial and operational exposures. Unrealized and realized gains and losses related to derivatives that are not designated as accounting hedges are included in Revenues, Net or Cost of Sales in the accompanying Condensed Consolidated Statements of Income as appropriate depending on the nature of the risk being hedged. Cash flows associated with derivatives that are not designated as hedges are reported in Net Cash Provided by Operating Activities in the accompanying Condensed Consolidated Statements of Cash Flows.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 13. Derivative Financial Instruments and Risk Management —Continued

Derivatives Not Designated as Hedges —Continued

The following summarizes the fair values of derivative instruments not designated as hedges (in millions of dollars):

	September 30, 2013
	Notional Amounts	Derivative Assets (1)	Derivative Liabilities (2)
Currency forwards and swaps	$184	$9	$—
Commodity swaps	400	4	(12)

Total	$584	$13	$(12)

	December 31, 2012
	Notional Amounts	Derivative Assets (1)	Derivative Liabilities (2)
Currency forwards and swaps	$324	$2	$(1)
Commodity swaps	399	17	(3)

Total	$723	$19	$(4)

(1)	The related derivative instruments are recognized in Prepaid Expenses and Other Assets and Advances to Related Parties and Other Financial Assets in the accompanying Condensed Consolidated Balance Sheets.
(2)	The related derivative instruments are recognized in Accrued Expenses and Other Liabilities in the accompanying Condensed Consolidated Balance Sheets.

The following summarizes the effect of derivative instruments not designated as hedges in the respective financial statement captions of the accompanying Condensed Consolidated Statements of Income (in millions of dollars):

	Financial Statement Caption	Three Months Ended September 30,		Nine Months Ended September 30,
		2013 Gain (Loss)	2012 Gain (Loss)	2013 Gain (Loss)	2012 Gain (Loss)
Currency forwards and swaps	Revenues, Net	$1	$(7)	$30	$(12)
Commodity swaps	Cost of Sales	13	34	(50)	15

Total		$14	$27	$(20)	$3

Note 14. Employee Retirement and Other Benefits

We sponsor both noncontributory and contributory defined benefit pension plans. The majority of the plans are funded plans. The noncontributory pension plans cover certain of our hourly and salaried employees. Benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain of our salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the 15 years preceding retirement.

We provide health care, legal and life insurance benefits to certain of our hourly and salaried employees. Upon retirement from the Company, employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 14. Employee Retirement and Other Benefits —Continued

Plan Amendments to U.S. and Canada Salaried Defined Benefit Pension Plans

During the second quarter of 2013, we amended our U.S. and Canadian salaried defined benefit pension plans. The U.S. plans were amended in order to comply with Internal Revenue Service regulations, cease the accrual of future benefits effective December 31, 2013, and enhance the retirement factors. The Canada amendment ceases the accrual of future benefits effective December 31, 2014, enhances the retirement factors and continues to consider future salary increases for the affected employees.

The following summarizes the effects of the interim remeasurement, curtailment gain and plan amendments as a result of the changes to the plans recognized during the nine months ended September 30, 2013 (in millions of dollars):

	Remeasurement	Curtailment Gain and Plan Amendments	Total
	Increase (Decrease)
Prepaid pension expense (included in Prepaid Expenses and Other Assets)	$(9)	$—	$(9)
Net pension benefit obligation (included in Accrued Expenses and Other Liabilities)	(562)	(218)	(780)
Actuarial and curtailment gains included in AOCI	553	265	818
Prior service cost included in AOCI	—	(98)	(98)
Curtailment gain included in income	—	51	51

Benefits Expense

The components of pension and other postretirement benefits (“OPEB”) expense (income) were as follows (in millions of dollars):

	Three Months Ended September 30,				Nine Months Ended September 30,
	2013		2012		2013		2012
	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB
Service cost	$93	$8	$81	$7	$273	$23	$236	$19
Interest cost	337	30	382	36	1,007	90	1,135	101
Expected return on plan assets	(450)	—	(453)	—	(1,378)	—	(1,362)	—
Recognition of net actuarial losses (gains)	51	9	8	(1)	153	17	26	(3)
Amortization of prior service cost (credit)	3	(11)	—	(11)	4	(33)	—	(32)
Curtailment of Salaried Defined Benefit Plan	—	—	—	—	(51)	—	—	—
Other	(1)	—	—	—	1	—	—	—

Net periodic benefit (credit) costs	33	36	18	31	9	97	35	85
Special early retirement cost	—	—	—	—	—	—	1	—

Total benefits (income) expense	$33	$36	$18	$31	$9	$97	$36	$85

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 14. Employee Retirement and Other Benefits —Continued

Contributions and Payments

During the nine months ended September 30, 2013, employer contributions to our funded pension plans amounted to $532 million. Employer contributions to our U.S. funded pension plans are expected to be approximately $20 million for the remainder of 2013, of which $19 million are discretionary contributions and $1 million are mandatory contributions to satisfy minimum funding requirements. During the nine months ended September 30, 2013, employer contributions to our unfunded pension and OPEB plans amounted to $29 million and $130 million, respectively. Employer contributions to our unfunded pension and OPEB plans for the remainder of 2013 are expected to be $17 million and $52 million, respectively, which represent the expected benefit payments to participants.

Note 15. Other Transactions with Related Parties

We engage in transactions with unconsolidated subsidiaries, associated companies and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

VEBA Trust

As of September 30, 2013, the VEBA Trust had a 41.5 percent ownership interest in Chrysler Group. Interest expense on the VEBA Trust Note totaled $107 million and $111 million for the three months ended September 30, 2013 and 2012, respectively, and $326 million and $329 million for the nine months ended September 30, 2013 and 2012, respectively.

Ownership Interest in Chrysler Group

Fiat exercised, through FNA LLC, the call option right to acquire three tranches of Chrysler Group’s Class A Membership Interests from the VEBA Trust, each of which represents approximately 3.3 percent of Chrysler Group’s outstanding equity. Interpretation of the call option agreement is currently the subject of a proceeding in the Delaware Chancery Court (the “Chancery Court”) filed by Fiat in respect of the first exercise of the option in July 2012. On July 30, 2013 the Chancery Court granted Fiat’s motion for a judgment on the pleadings with respect to two issues in dispute. The Chancery Court also denied, in its entirety, the VEBA Trust’s cross-motion for judgment on the pleadings. Other disputed items remain open, as the Chancery Court ordered additional discovery on these issues. The parties have agreed to complete discovery in this matter in the spring of 2014 and to a trial date in the fall of 2014. In the event that this proceeding is resolved prior to the reorganization transactions described in Note 19, Subsequent Events, the amount of cash payments made by FNA LLC will be determined pursuant to a decision made by the Chancery Court or a settlement between the parties. In the event that these transactions are completed as contemplated, FNA LLC will own 68.5 percent of the ownership interests in Chrysler Group and the VEBA Trust will own the remaining 31.5 percent.

Industrial Alliance and Other Transactions with Fiat

Pursuant to Chrysler Group’s master industrial agreement with Fiat, we established an industrial alliance through which we collaborate with Fiat on a number of fronts, including product and platform sharing and development, global distribution, procurement, information technology infrastructure and process improvement. Various commercial arrangements have been entered into pursuant to the master industrial agreement.

•	Technology and Product Sharing —Chrysler Group has access to certain of Fiat’s platforms, vehicles, products and technology. These include: (i) Fiat’s mini, small and compact vehicle platforms; and (ii) specified vehicle models, engines, engine technologies, transmissions and related technology for production within North America, and for distribution within North America and other agreed markets.

In addition, Chrysler Group and Fiat are cooperating on: (i) engineering and development activities; and (ii) the manufacture, assembly, or sale of built-up vehicles, engines, transmissions, components and other products. Chrysler Group manufactures certain Fiat-brand vehicles in Mexico, which are distributed by us throughout North America and select markets and sold to Fiat for distribution in other select markets.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 15. Other Transactions with Related Parties —Continued

Industrial Alliance and Other Transactions with Fiat —Continued

•	Distribution —Chrysler Group and Fiat have established: (i) Fiat’s role in the distribution of Chrysler Group vehicles and service parts in Europe and other specified markets outside of North America, including the appointment of Fiat as the general distributor and importer in those markets, directly or indirectly, and in the provision of wholesale and retail financing for Chrysler Group vehicles in certain markets outside of North America; (ii) Chrysler Group’s role as the exclusive distributor and importer of Fiat and Alfa Romeo brand vehicles and service parts within North America and other specified markets outside of Europe; and (iii) distribution strategies.

Chrysler Group began implementing the distribution strategy for markets outside of North America in 2010. Fiat initially assumed the management of Chrysler Group’s distribution and sales operations in select European countries in 2010. In June 2011, Fiat became the general distributor of our vehicles and service parts in Europe, selling our products through a network of dealers. In addition, Fiat has taken on the distribution of our vehicles in certain markets outside of North America where its dealer networks are better established. Chrysler Group is the general distributor for Fiat vehicles in select markets outside of Europe. In addition, we produce certain Chrysler Group vehicles that Fiat sells as Lancia or Fiat-brand vehicles in certain markets outside North America.

•	Procurement —Chrysler Group and Fiat have agreed to integrate their procurement activities, including: (i) the establishment of joint purchasing programs designed to yield preferred pricing and logistics terms, particularly with respect to shared parts and components and common suppliers; and (ii) the restructuring of procurement activities and integration with Fiat’s procurement operations.

•	Information and Communication Technology —Chrysler Group and Fiat are coordinating their respective information and communication technologies, including: (i) identification of ways to reduce the costs of such technologies and generate other benefits; (ii) prioritization of systems, applications and infrastructure initiatives based on the 2010-2014 Business Plan targets; (iii) implementation of common technology solutions in various functional areas, including upgraded engineering product life-cycle management and computer-aided design tools and adoption of the SAP system currently used by Fiat to replace Chrysler Group finance, procurement, and capital project and investment management systems, the first phase of which was implemented as of January 1, 2013; and (iv) deployment of communication, collaboration and server network technologies. Chrysler Group has largely completed the planned transition of its business process systems outside North America to Fiat’s systems.

In 2012, certain additional Fiat affiliates became parties to several of the ancillary agreements governing the Fiat-Chrysler Alliance, including agreements relating to engineering and development cooperation, services, powertrain cross supply, contract manufacturing and vehicle component cross supply. We have also entered into agreements with certain financial services affiliates of Fiat for the provision of financing to consumers and Chrysler Group dealers in China, Argentina and Brazil.

Fiat may terminate the master industrial agreement and all of the ancillary agreements on 120 days’ prior written notice at any time. Upon such termination: (i) each party must continue to distribute, if requested, the other party’s vehicles and service parts for two years on the same terms and conditions as in effect immediately prior to termination and to cooperate for up to an additional six months to facilitate transition of distribution services; (ii) Fiat must continue to make available to Chrysler Group for 36 months the technology rights and other items available under the agreements on the same terms in effect on the date of termination and thereafter until the end of production on the same terms but at commercially reasonable royalty rates; and (iii) Chrysler Group must continue to make available to Fiat for 36 months, or if longer, until the end of production, the technology and other items available under the agreements on the same terms as in effect on the date of termination but at commercially reasonable royalty rates.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 15. Other Transactions with Related Parties —Continued

Industrial Alliance and Other Transactions with Fiat —Continued

In addition, either Chrysler Group or Fiat may terminate the master industrial agreement and all of the ancillary agreements if the other party either commits a breach that is material, considering all ancillary agreements taken as a whole, or in the event of certain bankruptcy, liquidation or reorganization proceedings. Upon a termination for breach or bankruptcy events, the terminating party will be entitled to receive continued distribution services and technology rights and other items from the other party as noted above.

In May 2012, and pursuant to a 2011 definitive technology license agreement with Fiat, we recorded a $37 million license fee for the use of intellectual property in the production of two vehicles. Production of one of the vehicles began during the three months ended March 31, 2013 and production of the second vehicle began during the three months ended September 30, 2013. We began amortizing the applicable portion of the seven year license fee when production launched for each of the vehicles. As of September 30, 2013, $35 million remained in Deferred Revenue in the accompanying Condensed Consolidated Balance Sheets.

In May 2013, we entered into a $120 million six-year capital lease with Fiat related to equipment and tooling used in the production of a vehicle.

We engage in other transactions with Fiat and its affiliates on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

The following summarizes our transactions with Fiat (in millions of dollars):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Sales of vehicles, parts and services provided to Fiat	$605	$340	$1,603	$2,256
Purchases of vehicles, parts and services from Fiat	711	347	1,730	1,003
Amounts capitalized in Property, Plant and Equipment, Net and Other Intangible Assets, Net	53	87	194	199
Reimbursements to Fiat recognized (1)	23	6	75	16
Reimbursements from Fiat recognized (1)	12	10	26	38
Interest income on financial resources provided to Fiat	—	1	1	2
Interest expense on financial resources provided by Fiat	7	4	18	7

(1)	Includes reimbursements recognized for costs related to shared engineering and development activities performed under the product and platform sharing arrangements that are part of the Fiat-Chrysler Alliance.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 15. Other Transactions with Related Parties —Continued

Related Party Summary

Amounts due from and to related parties were as follows (in millions of dollars):

	September 30, 2013
	VEBA Trust	Fiat	Other	Total
Amounts due from related parties (included in Prepaid Expenses and Other Assets and Advances to Related Parties and Other Financial Assets)	$—	$680	$5	$685

Amounts due to related parties (included in Accrued Expenses and Other Liabilities)	$107	$801	$2	$910
Financial liabilities to related parties (included in Financial Liabilities)	4,715	534	5	5,254

Total due to related parties	$4,822	$1,335	$7	$6,164

	December 31, 2012
	VEBA Trust	Fiat	Other	Total
Amounts due from related parties (included in Prepaid Expenses and Other Assets and Advances to Related Parties and Other Financial Assets)	$—	$500	$15	$515

Amounts due to related parties (included in Accrued Expenses and Other Liabilities)	$222	$561	$4	$787
Financial liabilities to related parties (included in Financial Liabilities)	4,874	308	5	5,187

Total due to related parties	$5,096	$869	$9	$5,974

Amounts included in “Other” above relate to balances with related unconsolidated companies as a result of transactions in the ordinary course of business.

Note 16. Restructuring Actions

In connection with Chrysler Group’s transaction with Old Carco LLC (“Old Carco”) in June 2009, Chrysler Group LLC assumed certain liabilities related to specific restructuring actions commenced by Old Carco. These liabilities represented costs for workforce reduction actions related to Chrysler Group’s represented and non-represented hourly and salaried workforce, as well as specific contractual liabilities assumed for other costs, including supplier cancellation claims.

Key initiatives for Old Carco’s restructuring actions included workforce reductions, elimination of excess production capacity, refinements to its product portfolio and restructuring of international distribution operations. To eliminate excess production capacity, Old Carco eliminated manufacturing work shifts, reduced line speeds at certain manufacturing facilities, adjusted volumes at stamping and powertrain facilities and idled certain manufacturing plants. Old Carco’s restructuring actions also included the cancellation of five existing products from its portfolio, discontinued development on certain previously planned product offerings and the closure of certain parts distribution centers in the U.S. and Canada. We will continue to execute the remaining actions under Old Carco’s restructuring initiatives. The remaining actions principally include the completion of the activities associated with the idling of two manufacturing facilities and the restructuring of Chrysler Group’s international distribution operations, the plans for which have been refined, including the integration of the operations of Chrysler Group’s European distribution and dealer network into Fiat’s distribution organization. Costs associated with these remaining actions include, but are not limited to: employee severance, relocations, legal claims and

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 16. Restructuring Actions —Continued

other international dealer network related costs. The remaining workforce reductions will affect represented and non-represented hourly and salaried employees and will be achieved through a combination of retirements, special programs, attrition and involuntary separations.

There were no restructuring charges recorded during the three and nine months ended September 30, 2013 and the three months ended September 30, 2012. For the nine months ended September 30, 2012, we recorded charges, net of discounting, of $1 million related to costs associated with employee relocations for previously announced restructuring initiatives.

We made refinements to existing reserve estimates resulting in net reductions of $1 million and $6 million for the three months ended September 30, 2013 and 2012, respectively, and $12 million and $55 million for the nine months ended September 30, 2013 and 2012, respectively. During the three and nine months ended September 30, 2013 and 2012, the adjustments related to decreases in the expected workforce reduction costs and legal claim reserves as a result of management’s adequacy reviews. These reviews took into consideration the status of the restructuring actions and the estimated costs to complete the actions. In addition, during the nine months ended September 30, 2012, the adjustments included a reduction in other transition costs of $5 million resulting from the integration of the operations of Chrysler Group’s European distribution and dealer network into Fiat’s distribution organization. These refinements were as a result of management’s adequacy reviews.

The restructuring charges and reserve adjustments are included in Restructuring Income, Net in the accompanying Condensed Consolidated Statements of Income and would have otherwise been reflected in Cost of Sales.

Additional charges of $2 million related to employee relocations are expected to be recognized during the remainder of 2013 and 2014. We anticipate that the total costs we will incur related to these restructuring activities, including the initial assumption of the $554 million obligation from Old Carco, as well as additional charges and refinements made to the estimates, will be $527 million, including $355 million related to employee workforce reduction costs and $172 million of other costs. We expect to make total future payments of $59 million.

Restructuring reserves are included in Accrued Expenses and Other Liabilities in the accompanying Condensed Consolidated Balance Sheets. The following summarizes the restructuring reserves activity (in millions of dollars):

	Nine Months Ended September 30,
	2013			2012
	Workforce Reductions	Other	Total	Workforce Reductions	Other	Total
Balance at beginning of period	$20	$49	$69	$29	$121	$150
Charges	—	—	—	1	—	1
Adjustments to reserve estimates	(7)	(5)	(12)	(4)	(46)	(50)
Payments	—	(1)	(1)	(6)	(16)	(22)
Other, including currency translation	—	1	1	—	(4)	(4)

Balance at end of period	$13	$44	$57	$20	$55	$75

Note 17. Venezuelan Currency Regulations and Devaluation

The functional currency of Chrysler de Venezuela LLC (“CdV”), Chrysler Group’s 100 percent owned subsidiary in Venezuela, is the U.S. Dollar (“USD”). Pursuant to certain Venezuelan foreign currency exchange control regulations, the Central Bank of Venezuela centralizes all foreign currency transactions in the country. Under these regulations, the purchase and sale of foreign currency must be made through the Commission for the Administration of Foreign Exchange (“CADIVI”).

On February 8, 2013, the Venezuelan government announced a devaluation of the official exchange rate of the Venezuelan bolivar (“VEF”) relative to the USD from 4.30 VEF per USD to 6.30 VEF per USD, effective February 13, 2013. As a result

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 17. Venezuelan Currency Regulations and Devaluation —Continued

of this devaluation, we recognized a $78 million foreign currency translation loss as a reduction to Revenues, Net in the accompanying Condensed Consolidated Statements of Income during the three months ended March 31, 2013. Subsequent to the devaluation, certain monetary liabilities, which had been submitted to the CADIVI for payment approval through the ordinary course of business prior to the devaluation date, were approved to be paid at an exchange rate of 4.30 VEF per USD. As a result, during the three and nine months ended September 30, 2013, we recognized foreign currency transaction gains in Revenues, Net of $5 million and $21 million, respectively, due to these monetary liabilities being previously remeasured at the 6.30 VEF per USD at the devaluation date. No other events occurred during 2013 that resulted in changes to the VEF to USD official exchange rate.

As of September 30, 2013 and December 31, 2012, the net monetary assets of CdV denominated in VEF were 1,913 million ($304 million at 6.30 VEF per USD) and 1,138 million ($265 million at 4.30 VEF per USD), respectively, which included cash and cash equivalents denominated in VEF of 2,140 million ($340 million at 6.30 VEF per USD) and 1,476 million ($343 million at 4.30 VEF per USD), respectively.

Note 18. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements

Chrysler Group LLC, CG Co-Issuer Inc. (“CG Co-Issuer”), its 100 percent owned special purpose finance subsidiary, and certain of Chrysler Group’s 100 percent owned U.S. subsidiaries (the “Guarantors”) fully and unconditionally guarantee the Secured Senior Notes due 2019 and Secured Senior Notes due 2021 (the “Notes”) on a joint and several basis. CG Co-Issuer does not have any operations, assets, liabilities (other than the Notes) or revenues. CG Co-Issuer and each of the Guarantors also guarantee the Senior Credit Facilities.

In April 2013, a 100 percent owned U.S. subsidiary of Chrysler Group LLC became a guarantor to the Notes and Senior Credit Facilities as its total assets exceeded the de minimis subsidiary threshold defined in Chrysler Group’s Credit Agreement. The following supplemental parent and guarantor condensed consolidating financial statements reflect the addition of the new guarantor for all periods presented. The term “Guarantors” hereinafter includes this new guarantor.

FNA LLC is not a party to the Notes or Senior Credit Facilities and does not have significant operations. Immediately prior to the effectiveness of the registration statement of which these financial statements are a part, we will complete a series of transactions pursuant to which we will convert Chrysler Group LLC from a Delaware limited liability company to a Delaware corporation and rename the company Chrysler Group Corporation. Immediately following such conversion, FNA LLC will merge with and into Chrysler Group Corporation, with Chrysler Group Corporation surviving the merger and assuming FNA’s accounting basis for accounting and financial reporting purposes. Chrysler Group Corporation will continue as the issuer of the Notes and the Guarantors will remain the same. Refer to Note 19, Subsequent Events, for additional information regarding our contemplated reorganization transactions. Therefore, the financial results of FNA LLC and Chrysler Group LLC have been combined with the appropriate consolidating adjustments and are presented in the Parent column.

The following condensed consolidating financial statements present financial data for (i) the Parent; (ii) the combined Guarantors; (iii) the combined Non-Guarantors (all subsidiaries that are not Guarantors (“Non-Guarantors”)); (iv) consolidating adjustments to arrive at the information for the Parent, Guarantors and Non-Guarantors on a consolidated basis and (v) the consolidated financial results for FNA. The condensed consolidating financial statements are reflective of the legal entity structure that will be in place upon completion of the contemplated reorganization transactions.

Investments in subsidiaries are accounted for by the Parent and Guarantors using the equity method for this presentation. Results of operations of subsidiaries are therefore classified in the Parent’s and Guarantors’ investments in subsidiaries accounts. The consolidating adjustments set forth in the following condensed consolidating financial statements eliminate investments in subsidiaries, as well as intercompany balances, transactions, income and expense between the Parent, Guarantors and Non-Guarantors.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 18. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Statements of Income (in millions of dollars):

	Three Months Ended September 30, 2013
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
Revenues, net	$18,062	$2,477	$9,923	$(12,898)	$17,564
Cost of sales	15,970	2,410	9,377	(12,898)	14,859

GROSS MARGIN	2,092	67	546	—	2,705
Selling, administrative and other expenses	1,000	44	193	8	1,245
Research and development expenses, net	555	1	13	1	570
Restructuring income, net	—	(1)	—	—	(1)
Interest expense	214	4	37	(12)	243
Interest income	(7)	(1)	(5)	4	(9)

INCOME (LOSS) BEFORE INCOME TAXES	330	20	308	(1)	657
Income tax expense (benefit)	37	—	144	—	181
Equity in net (income) loss of subsidiaries	(183)	(11)	—	194	—

NET INCOME (LOSS)	476	31	164	(195)	476
Less: Net income (loss) attributable to noncontrolling interest	213	—	—	—	213

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$263	$31	$164	$(195)	$263

	Three Months Ended September 30, 2012
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
Revenues, net	$16,060	$1,659	$8,850	$(11,090)	$15,479
Cost of sales	14,040	1,592	8,371	(11,102)	12,901

GROSS MARGIN	2,020	67	479	12	2,578
Selling, administrative and other expenses	1,047	51	208	12	1,318
Research and development expenses, net	521	1	10	—	532
Restructuring income, net	—	(6)	—	—	(6)
Interest expense	232	4	38	(12)	262
Interest income	(4)	(1)	(7)	—	(12)

INCOME (LOSS) BEFORE INCOME TAXES	224	18	230	12	484
Income tax expense (benefit)	13	—	49	—	62
Equity in net (income) loss of subsidiaries	(211)	(7)	—	218	—

NET INCOME (LOSS)	422	25	181	(206)	422
Less: Net income (loss) attributable to noncontrolling interest	179	—	—	—	179

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$243	$25	$181	$(206)	$243

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 18. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Statements of Income (in millions of dollars) —Continued:

	Nine Months Ended September 30, 2013
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
Revenues, net	$52,944	$6,697	$29,637	$(38,335)	$50,943
Cost of sales	46,891	6,593	28,137	(38,328)	43,293

GROSS MARGIN	6,053	104	1,500	(7)	7,650
Selling, administrative and other expenses	2,906	112	546	155	3,719
Research and development expenses, net	1,634	—	49	1	1,684
Restructuring income, net	—	(11)	(1)	—	(12)
Interest expense	665	10	105	(38)	742
Interest income	(20)	(2)	(18)	10	(30)
Loss on extinguishment of debt	9	—	—	—	9

INCOME (LOSS) BEFORE INCOME TAXES	859	(5)	819	(135)	1,538
Income tax expense (benefit)	87	—	217	(6)	298
Equity in net (income) loss of subsidiaries	(468)	(17)	—	485	—

NET INCOME (LOSS)	1,240	12	602	(614)	1,240
Less: Net income (loss) attributable to noncontrolling interest	553	—	—	—	553

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$687	$12	$602	$(614)	$687

	Nine Months Ended September 30, 2012
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
Revenues, net	$50,891	$6,440	$28,130	$(36,805)	$48,656
Cost of sales	44,540	6,391	26,762	(36,755)	40,938

GROSS MARGIN	6,351	49	1,368	(50)	7,718
Selling, administrative and other expenses	2,986	154	517	100	3,757
Research and development expenses, net	1,629	2	27	—	1,658
Restructuring income, net	(1)	(52)	(1)	—	(54)
Interest expense	699	10	113	(35)	787
Interest income	(13)	(1)	(20)	—	(34)

INCOME (LOSS) BEFORE INCOME TAXES	1,051	(64)	732	(115)	1,604
Income tax expense (benefit)	36	—	181	(1)	216
Equity in net (income) loss of subsidiaries	(373)	(18)	—	391	—

NET INCOME (LOSS)	1,388	(46)	551	(505)	1,388
Less: Net income (loss) attributable to noncontrolling interest	586	—	—	—	586

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$802	$(46)	$551	$(505)	$802

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 18. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Statements of Comprehensive Income (in millions of dollars):

	Three Months Ended September 30, 2013
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
Net income (loss)	$476	$31	$164	$(195)	$476
Other comprehensive income (loss)	—	—	18	(18)	—

TOTAL COMPREHENSIVE INCOME (LOSS)	476	31	182	(213)	476
Less: Comprehensive income (loss) attributable to noncontrolling interest	213	—	—	—	213

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$263	$31	$182	$(213)	$263

	Three Months Ended September 30, 2012
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
Net income (loss)	$422	$25	$181	$(206)	$422
Other comprehensive income (loss)	(114)	—	(6)	6	(114)

TOTAL COMPREHENSIVE INCOME (LOSS)	308	25	175	(200)	308
Less: Comprehensive income (loss) attributable to noncontrolling interest	132	—	—	—	132

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$176	$25	$175	$(200)	$176

	Nine Months Ended September 30, 2013
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
Net income (loss)	$1,240	$12	$602	$(614)	$1,240
Other comprehensive income (loss)	1,050	—	41	(41)	1,050

TOTAL COMPREHENSIVE INCOME (LOSS)	2,290	12	643	(655)	2,290
Less: Comprehensive income (loss) attributable to noncontrolling interest	988	—	—	—	988

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$1,302	$12	$643	$(655)	$1,302

	Nine Months Ended September 30, 2012
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
Net income (loss)	$1,388	$(46)	$551	$(505)	$1,388
Other comprehensive income (loss)	(164)	—	3	(3)	(164)

TOTAL COMPREHENSIVE INCOME (LOSS)	1,224	(46)	554	(508)	1,224
Less: Comprehensive income (loss) attributable to noncontrolling interest	519	—	—	—	519

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$705	$(46)	$554	$(508)	$705

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 18. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Balance Sheets (in millions of dollars):

	September 30, 2013
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
CURRENT ASSETS:
Cash and cash equivalents	$9,362	$120	$2,299	$—	$11,781
Restricted cash	10	—	7	—	17
Trade receivables, net	840	266	390	—	1,496
Inventories	3,870	164	2,853	(226)	6,661
Prepaid expenses and other assets
Due from subsidiaries	—	—	807	(807)	—
Other	405	585	641	—	1,631
Deferred taxes	—	1	12	—	13

TOTAL CURRENT ASSETS	14,487	1,136	7,009	(1,033)	21,599
PROPERTY AND EQUIPMENT:
Property, plant and equipment, net	11,363	572	4,150	(129)	15,956
Equipment and other assets on operating leases, net	828	274	437	(37)	1,502

TOTAL PROPERTY AND EQUIPMENT	12,191	846	4,587	(166)	17,458
OTHER ASSETS:
Advances to related parties and other financial assets
Due from subsidiaries	924	—	328	(1,252)	—
Other	33	—	3	—	36
Investment in subsidiaries	3,493	117	—	(3,610)	—
Restricted cash	310	—	14	—	324
Goodwill	12,049	—	—	—	12,049
Other intangible assets, net	4,880	27	1,023	(947)	4,983
Prepaid expenses and other assets	264	13	121	—	398
Deferred taxes	—	—	21	—	21

TOTAL OTHER ASSETS	21,953	157	1,510	(5,809)	17,811

TOTAL ASSETS	$48,631	$2,139	$13,106	$(7,008)	$56,868

CURRENT LIABILITIES:
Trade liabilities	$8,150	$208	$2,892	$—	$11,250
Accrued expenses and other liabilities
Due to subsidiaries	2,066	76	—	(2,142)	—
Other	6,202	64	2,914	—	9,180
Current maturities of financial liabilities
Due to subsidiaries	8	—	65	(73)	—
Other	347	—	183	—	530
Deferred revenue	1,109	61	114	(16)	1,268
Deferred taxes	—	—	96	—	96

TOTAL CURRENT LIABILITIES	17,882	409	6,264	(2,231)	22,324
LONG-TERM LIABILITIES:
Accrued expenses and other liabilities	11,948	200	1,835	—	13,983
Financial liabilities
Due to subsidiaries	—	263	—	(263)	—
Other	11,438	—	1,417	—	12,855
Deferred revenue	732	129	212	—	1,073
Deferred taxes	774	—	2	—	776

TOTAL LONG-TERM LIABILITIES	24,892	592	3,466	(263)	28,687
MEMBERS’ INTEREST (DEFICIT):
Membership interests	—	—	394	(394)	—
Contributed capital	2,185	1,222	2,339	(3,561)	2,185
Retained earnings (accumulated losses)	4,332	(83)	1,656	(1,573)	4,332
Accumulated other comprehensive loss	(2,998)	(1)	(1,013)	1,014	(2,998)

TOTAL FNA MEMBER’S INTEREST (DEFICIT)	3,519	1,138	3,376	(4,514)	3,519

Equity attributable to noncontrolling interest	2,338	—	—	—	2,338

TOTAL MEMBERS’ INTEREST (DEFICIT)	5,857	1,138	3,376	(4,514)	5,857

TOTAL LIABILITIES AND MEMBERS’ INTEREST (DEFICIT)	$48,631	$2,139	$13,106	$(7,008)	$56,868

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 18. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Balance Sheets (in millions of dollars) —Continued:

	December 31, 2012
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
CURRENT ASSETS:
Cash and cash equivalents	$9,330	$127	$2,377	$—	$11,834
Restricted cash	28	—	—	—	28
Trade receivables, net	473	357	349	—	1,179
Inventories	2,621	152	2,444	(219)	4,998
Prepaid expenses and other assets
Due from subsidiaries	—	—	464	(464)	—
Other	335	399	386	—	1,120
Deferred taxes	—	1	20	2	23

TOTAL CURRENT ASSETS	12,787	1,036	6,040	(681)	19,182
PROPERTY AND EQUIPMENT:
Property, plant and equipment, net	10,596	607	4,424	(136)	15,491
Equipment and other assets on operating leases, net	468	264	277	(33)	976

TOTAL PROPERTY AND EQUIPMENT	11,064	871	4,701	(169)	16,467
OTHER ASSETS:
Advances to related parties and other financial assets
Due from subsidiaries	802	—	339	(1,141)	—
Other	47	—	—	—	47
Investment in subsidiaries	2,814	100	—	(2,914)	—
Restricted cash	329	—	14	—	343
Goodwill	12,049	—	—	—	12,049
Other intangible assets, net	4,885	27	1,065	(984)	4,993
Prepaid expenses and other assets	262	9	116	—	387
Deferred taxes	—	—	40	—	40

TOTAL OTHER ASSETS	21,188	136	1,574	(5,039)	17,859

TOTAL ASSETS	$45,039	$2,043	$12,315	$(5,889)	$53,508

CURRENT LIABILITIES:
Trade liabilities	$7,171	$183	$2,380	$—	$9,734
Accrued expenses and other liabilities
Due to subsidiaries	1,620	88	—	(1,708)	—
Other	5,857	44	2,627	—	8,528
Current maturities of financial liabilities
Due to subsidiaries	26	—	65	(91)	—
Other	424	—	190	—	614
Deferred revenue	730	52	80	—	862
Deferred taxes	—	—	71	—	71

TOTAL CURRENT LIABILITIES	15,828	367	5,413	(1,799)	19,809
LONG-TERM LIABILITIES:
Accrued expenses and other liabilities	12,942	217	2,360	—	15,519
Financial liabilities
Due to subsidiaries	—	232	—	(232)	—
Other	11,386	—	1,583	—	12,969
Deferred revenue	534	97	191	—	822
Deferred taxes	775	—	36	4	815

TOTAL LONG-TERM LIABILITIES	25,637	546	4,170	(228)	30,125
MEMBERS’ INTEREST (DEFICIT):
Membership interests	—	—	394	(394)	—
Contributed capital	2,185	1,220	2,215	(3,435)	2,185
Retained earnings (accumulated losses)	3,645	(89)	1,177	(1,088)	3,645
Accumulated other comprehensive loss	(3,613)	(1)	(1,054)	1,055	(3,613)

TOTAL FNA MEMBER’S INTEREST (DEFICIT)	2,217	1,130	2,732	(3,862)	2,217

Equity attributable to noncontrolling interest	1,357	—	—	—	1,357

TOTAL MEMBERS’ INTEREST (DEFICIT)	3,574	1,130	2,732	(3,862)	3,574

TOTAL LIABILITIES AND MEMBERS’ INTEREST (DEFICIT)	$45,039	$2,043	$12,315	$(5,889)	$53,508

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 18. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Statements of Cash Flows (in millions of dollars):

	Nine Months Ended September 30, 2013
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$2,292	$31	$581	$(326)	$2,578

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets	(2,027)	(49)	(360)	—	(2,436)
Proceeds from disposals of property, plant and equipment	5	—	4	—	9
Purchases of equipment and other assets on operating leases	—	(17)	—	—	(17)
Proceeds from disposals of equipment and other assets on operating leases	—	2	1	—	3
Change in restricted cash	37	—	(7)	—	30
Other	(2)	—	(3)	3	(2)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(1,987)	(64)	(365)	3	(2,413)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of Canadian Health Care Trust Notes	—	—	(45)	—	(45)
Repayments of Auburn Hills Headquarters loan	—	—	(37)	—	(37)
Repayments of Mexican development banks credit facility	—	—	(23)	—	(23)
Repayments of Tranche B Term Loan	(23)	—	—	—	(23)
Repayment of Tranche B Term Loan in connection with amendment	(760)	—	—	—	(760)
Proceeds from Tranche B Term Loan in connection with amendment	760	—	—	—	760
Debt issuance costs	(27)	—	—	—	(27)
Proceeds from Fiat Finance North America term loan facility	250	—	—	—	250
Net proceeds (repayments) of other financial obligations—Fiat Finance North America	(156)	—	—	—	(156)
Net repayments of other financial obligations—related party	(7)	—	14	—	7
Net repayments of other financial obligations—third party	(63)	—	3	—	(60)
Distribution for state tax withholding obligations on behalf of member	(7)	—	—	—	(7)
Dividends issued to subsidiaries	—	(6)	(123)	129	—
Net increase (decrease) in loans to subsidiaries	(240)	32	11	197	—
Other	—	—	3	(3)	—

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(273)	26	(197)	323	(121)

Effect of exchange rate changes on cash and cash equivalents	—	—	(97)	—	(97)

Net change in cash and cash equivalents	32	(7)	(78)	—	(53)
Cash and cash equivalents at beginning of period	9,330	127	2,377	—	11,834

Cash and cash equivalents at end of period	$9,362	$120	$2,299	$—	$11,781

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 18. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Statements of Cash Flows (in millions of dollars) —Continued:

	Nine Months Ended September 30, 2012
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$4,600	$(115)	$1,158	$(201)	$5,442

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets	(2,317)	(23)	(718)	—	(3,058)
Proceeds from disposals of property, plant and equipment	6	—	2	—	8
Purchases of equipment and other assets on operating leases	—	(7)	—	—	(7)
Proceeds from disposals of equipment and other assets on operating leases	—	18	65	—	83
Change in restricted cash	39	—	1	—	40
Change in loans and notes receivables	1	—	—	—	1
Other	(1)	—	—	—	(1)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(2,272)	(12)	(650)	—	(2,934)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of Canadian Health Care Trust Notes	—	—	(25)	—	(25)
Repayments of Auburn Hills Headquarters loan	—	—	(37)	—	(37)
Repayments of Mexican development banks credit facility	—	—	(7)	—	(7)
Repayments of Tranche B Term Loan	(23)		—	—	(23)
Repayments of Gold Key Lease financing	—	—	(41)	—	(41)
Net proceeds (repayments) of other financial obligations – Fiat Finance North America	645	—	—	—	645
Net repayments of other financial obligations—third party	(53)	—	(10)	—	(63)
Distribution for state tax withholding obligations on behalf of members	(4)	—	—	—	(4)
Dividends issued to subsidiaries	—	(10)	(41)	51	—
Net increase (decrease) in loans to subsidiaries	(81)	46	(115)	150	—

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	484	36	(276)	201	445

Effect of exchange rate changes on cash and cash equivalents	—	—	3	—	3

Net change in cash and cash equivalents	2,812	(91)	235	—	2,956
Cash and cash equivalents at beginning of period	7,405	323	1,873	—	9,601

Cash and cash equivalents at end of period	$10,217	$232	$2,108	$—	$12,557

Note 19. Subsequent Events

Company Conversion and Reorganization Transactions

On         , we completed a series of transactions pursuant to which we converted Chrysler Group LLC from a Delaware limited liability company into a Delaware corporation and merged FNA LLC with and into Chrysler Group Corporation (the “Company Conversion”). First, the thirteen VEBA holding companies were acquired by and then merged with and into FNA LLC, resulting in the VEBA Trust holding          percent of the membership interests in FNA LLC and Fiat and its subsidiaries holding          percent of the membership interests in FNA LLC. Next, Chrysler Group LLC converted into Chrysler Group Corporation, a Delaware corporation, and FNA LLC, the sole member of Chrysler Group LLC at such time, received          shares of common stock in exchange for its membership interests in Chrysler Group. Immediately following such conversion, FNA LLC merged with and into Chrysler Group Corporation, with Chrysler Group Corporation surviving the merger. Fiat and the VEBA Trust received shares of Chrysler Group Corporation’s common stock in exchange for their

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 19. Subsequent Events —Continued

Company Conversion and Reorganization Transactions —Continued

respective equity interests in FNA LLC. As a result of the merger, Chrysler Group Corporation assumed FNA’s accounting basis for financial reporting purposes. In addition, we anticipate completing an initial public offering (“IPO”) of Chrysler Group Corporation’s common stock, immediately following which Fiat, the VEBA Trust and Chrysler Group Corporation’s public stockholders own          percent,         percent and          percent of the common stock, respectively (assuming that the underwriters of the IPO do not exercise their option to purchase additional shares), with Fiat maintaining a controlling interest in Chrysler Group Corporation. Following the reorganization transactions described above, Chrysler Group Corporation will be the successor to FNA LLC and a party to the litigation in the Chancery Court between Fiat and the VEBA Trust regarding the interpretation of the call option agreement described in Note 15, Other Transactions with Related Parties. Chrysler Group Corporation intends to enter into an agreement with Fiat under which Fiat will assume the management of, and the responsibility for, such litigation, indemnify it for any losses it may incur in connection with such litigation and receive all the rights that it may have as a party to such litigation. Fiat will also be financially responsible for paying the consideration for the exercised options to the VEBA Trust, which will look only to Fiat for payment.

The common stock authorized and outstanding, par values, net income per share amounts and other per share disclosures for all periods presented have been adjusted to reflect the impact of the transactions noted above.

Stockholders’ Agreement and By-laws

Immediately following the Company Conversion, Chrysler Group Corporation, Fiat and the VEBA Trust will enter into a stockholders’ agreement (the “Stockholders’ Agreement”). The provisions of the Stockholders’ Agreement are intended to mirror the governance arrangements each of Fiat and the VEBA Trust has with respect to Chrysler Group LLC, subject to adjustments intended to comply with              listing rules.

Under the Stockholders’ Agreement, the VEBA Trust will have the right to designate one director for election so long as it or its 100 percent owned subsidiaries own 15 percent or more of the total outstanding shares of Chrysler Group Corporation’s common stock. The Stockholders’ Agreement will also provide the VEBA Trust with the right to approve certain major decisions under Chrysler Group Corporation’s by-laws (the “By-laws”) if such decisions would adversely affect it in its capacity as a stockholder in a manner disproportionate to Fiat in its capacity as a stockholder, for so long as the VEBA Trust owns five percent or more of the total outstanding shares of Chrysler Group Corporation’s common stock.

Fiat will have certain special rights under the Stockholders’ Agreement which reflect Fiat’s role as Chrysler Group Corporation’s industrial partner. Fiat will have the right to designate up to five directors while it holds a majority of the total outstanding shares of Chrysler Group Corporation’s common stock. If Fiat were to own less than a majority of the total outstanding shares of Chrysler Group Corporation’s common stock, its rights to designate directors would be modified accordingly. As long as Fiat owns 35 percent or more of the total outstanding shares of Chrysler Group Corporation’s common stock, but owns less than a majority, it may continue to designate up to four directors, and Fiat may continue to designate three directors if it owns less than 35 percent but at least 20 percent of the total outstanding shares of Chrysler Group Corporation’s common stock. In addition to its director designation rights, under the By-laws, Fiat will have the right to have an independent director designated by Fiat serving on Chrysler Group Corporation’s Audit Committee and a director designated by Fiat serving as chairperson of Chrysler Group Corporation’s Compensation Committee. The director designated by Fiat serving as chairperson of our Compensation Committee must be an independent director if Fiat owns less than 50 percent of the outstanding shares of our common stock. In addition, under the Stockholders’ Agreement, for as long as Fiat owns at least 20 percent of Chrysler Group Corporation’s outstanding common stock, the appointment of Chrysler Group Corporation’s Chief Executive Officer will require Fiat’s prior consent, and the Chief Executive Officer may only be removed with the prior written consent of Fiat.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Note 19. Subsequent Events —Continued

Earnings Per Share

We present basic and diluted earnings per share amounts in our financial reporting. Basic earnings per share represents net income attributable to controlling interest divided by the weighted average number of common shares outstanding during the period. Diluted earnings represents net income attributable to controlling interest divided by the basic weighted average number of common shares plus the effect of all dilutive common stock equivalents outstanding during the period.

The following table reconciles the net income and weighted average number of common shares used to compute both basic and diluted earnings per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income attributable to controlling interest	$	$	$	$
Weighted average common shares outstanding (used in calculation of basic earnings per share)
Incremental effect of dilutive common stock equivalents
Weighted average number of common shares (used in calculation of diluted earnings per share)
Net income attributable to controlling interest per common share:
Basic
Diluted

The accompanying financial statements give effect to a series of transactions in which Chrysler Group LLC is converted from a limited liability company into a corporation and renamed Chrysler Group Corporation, and Fiat North America LLC is merged with and into Chrysler Group Corporation, with Chrysler Group Corporation surviving the merger, which will take place prior to the effective date of the registration statement. The following report is the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the series of transactions as described in Note 25 of the Consolidated Financial Statements and assuming that from November 25, 2013 to the date of such completion no other material events have occurred that would affect the accompanying financial statements or disclosures therein.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

November 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Chrysler Group Corporation

Auburn Hills, Michigan

We have audited the accompanying consolidated balance sheets of Chrysler Group Corporation and consolidated subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, members’ interest, and cash flows for the year ended December 31, 2012 and the period from May 25, 2011 to December 31, 2011 (the “Successor Company financial statements”). We have also audited the accompanying consolidated statements of operations, comprehensive loss, members’ deficit, and cash flows for the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 of the Company’s predecessor, Chrysler Group LLC and consolidated subsidiaries (the “Predecessor Company financial statements”). Our audits also included the financial statement schedule included in Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Company financial statements referred to above present fairly, in all material respects, the financial position of Chrysler Group Corporation and consolidated subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the year ended December 31, 2012 and the period from May 25, 2011 to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company’s predecessor for the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Detroit, Michigan

November 25, 2013

(except as to Note 25, as to which the date is                     )

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of dollars)

	Notes	Successor		Predecessor
		Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Revenues, net		$65,809	$32,936	$22,118	$41,946
Cost of sales		55,320	28,149	18,597	35,886

GROSS MARGIN		10,489	4,787	3,521	6,060
Selling, administrative and other expenses		5,156	2,761	1,993	3,797
Research and development expenses, net	2	2,302	1,058	606	1,500
Restructuring (income) expenses, net	22	(61)	(5)	8	48
Interest expense	6	1,040	628	582	1,276
Interest income		(45)	(20)	(19)	(48)
Loss on extinguishment of debt	13	—	—	551	—

INCOME (LOSS) BEFORE INCOME TAXES		2,097	365	(200)	(513)
Income tax expense	14	292	101	101	139

NET INCOME (LOSS)		1,805	264	(301)	(652)
Less: Net income attributable to noncontrolling interest	3	759	101	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST		$1,046	$163	$(301)	$(652)

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST PER COMMON SHARE:
Basic
Diluted

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic
Diluted

See accompanying notes to consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In millions of dollars)

	Notes	Successor		Predecessor
		Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
NET INCOME (LOSS)		$1,805	$264	$(301)	$(652)

Other comprehensive loss:
Derivatives (1)	4,17	(61)	25	(33)	(32)
Foreign currency translation adjustments (1)	4	(64)	5	14	(107)
Defined benefit plan adjustments (2)	4,19	(2,875)	(3,203)	8	(458)

TOTAL OTHER COMPREHENSIVE LOSS		(3,000)	(3,173)	(11)	(597)

TOTAL COMPREHENSIVE LOSS		(1,195)	(2,909)	(312)	(1,249)
Less: Comprehensive loss attributable to noncontrolling interest	3	(485)	(1,319)	—	—

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO CONTROLLING INTEREST		$(710)	$(1,590)	$(312)	$(1,249)

(1)	Net of $0 of taxes
(2)	Net of $5 million of income tax benefit for the year ended December 31, 2012

See accompanying notes to consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions of dollars)

	Notes	Successor
		December 31, 2012	December 31, 2011
CURRENT ASSETS:
Cash and cash equivalents		$11,834	$9,601
Restricted cash	15	28	106
Trade receivables, net of allowance for doubtful accounts of $41 and $31, respectively		1,179	845
Inventories	7	4,998	4,366
Prepaid expenses and other assets	11	1,120	1,599
Deferred taxes	14	23	25

TOTAL CURRENT ASSETS		19,182	16,542
PROPERTY AND EQUIPMENT:
Property, plant and equipment, net	8	15,491	13,965
Equipment and other assets on operating leases, net	9	976	1,421

TOTAL PROPERTY AND EQUIPMENT		16,467	15,386
OTHER ASSETS:
Advances to related parties and other financial assets		47	56
Restricted cash	15	343	355
Goodwill	10	12,049	12,049
Other intangible assets, net	10	4,993	5,021
Prepaid expenses and other assets	11	387	402
Deferred taxes	14	40	47

TOTAL OTHER ASSETS		17,859	17,930

TOTAL ASSETS		$53,508	$49,858

CURRENT LIABILITIES:
Trade liabilities		$9,734	$8,566
Accrued expenses and other liabilities	12	8,528	7,710
Current maturities of financial liabilities	13	614	281
Deferred revenue		862	1,171
Deferred taxes	14	71	73

TOTAL CURRENT LIABILITIES		19,809	17,801
LONG-TERM LIABILITIES:
Accrued expenses and other liabilities	12	15,519	12,727
Financial liabilities	13	12,969	13,087
Deferred revenue		822	653
Deferred taxes	14	815	774

TOTAL LONG-TERM LIABILITIES		30,125	27,241
Commitments and contingencies	15	—	—

MEMBERS’ INTEREST:
Membership interests		—	—
Contributed capital		2,185	1,956
Retained earnings		3,645	2,599
Accumulated other comprehensive loss		(3,613)	(1,756)

TOTAL FNA MEMBER’S INTEREST		2,217	2,799

Equity attributable to noncontrolling interest		1,357	2,017

TOTAL MEMBERS’ INTEREST		3,574	4,816

TOTAL LIABILITIES AND MEMBERS’ INTEREST		$53,508	$49,858

See accompanying notes to consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of dollars)

	Notes	Successor		Predecessor
		Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)		$1,805	$264	$(301)	$(652)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and intangible assets		2,548	1,552	1,216	2,692
Depreciation of equipment and other assets on operating leases		170	73	44	359
Net amortization of favorable and unfavorable lease contracts		(36)	(12)	19	13
Changes in deferred taxes		(10)	(2)	(14)	55
Non-cash interest accretion, primarily related to debt discounts, debt issuance costs and fair value adjustments		60	46	105	244
Venezuela foreign currency devaluation loss	23	—	—	—	100
Capitalized payable-in-kind interest	13, 20	—	—	17	68
Repayment of capitalized payable-in-kind interest	13	—	—	(395)	—
Loss on extinguishment of debt	13	—	—	551	—
Net loss on disposal of property, plant and equipment, equipment and other assets on operating leases and intangible assets		27	38	29	29
Non-cash adjustments to restructuring reserve estimates, net	22	(57)	(43)	(5)	(227)
Non-cash share-based compensation expense	18	71	6	30	35
Share-based compensation payments	18	(31)	(6)	—	—
Non-cash pension and OPEB expense, net		(4)	(30)	5	1
Pension and OPEB contributions	19	(443)	(397)	(182)	(662)
Reimbursements of OPEB contributions resulting from Canadian Health Care Trust settlement	19	—	—	—	53
Payments associated with Canadian Health Care Trust settlement	19	—	—	(19)	(160)
Canadian Health Care Trust settlement loss	19	—	—	—	46
Collection of Daimler pension receivable	19	—	200	—	200
Collection of Daimler tax receivable	14	—	—	374	377
Changes in accrued expenses and other liabilities		1,246	(186)	1,268	894
Changes in other operating assets and liabilities:
—inventories		(630)	19	(432)	(860)
—trade receivables		(334)	343	(389)	908
—trade liabilities		1,325	674	1,037	1,504
—other assets and liabilities		77	(555)	(339)	(697)

NET CASH PROVIDED BY OPERATING ACTIVITIES		$5,784	$1,984	$2,619	$4,320

See accompanying notes to consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS —Continued

(In millions of dollars)

	Notes	Successor		Predecessor
		Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH PROVIDED BY OPERATING ACTIVITIES		$5,784	$1,984	$2,619	$4,320

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets		(3,633)	(2,072)	(937)	(2,385)
Proceeds from disposals of property, plant and equipment		9	21	14	13
Purchases of equipment and other assets on operating leases		(123)	(14)	(21)	(35)
Proceeds from disposals of equipment and other assets on operating leases		87	314	390	1,144
Change in restricted cash	15	90	12	203	60
Proceeds from the sale of certain international dealerships to Fiat, net	20	11	—	—	—
Change in loans and notes receivable		2	3	3	36
Cash acquired from Chrysler Group	3	—	8,090	—	—
Proceeds from U.S. Dealer Automotive Receivables Transition LLC	5, 15	—	—	96	—
Other		—	18	—	—

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(3,557)	6,372	(252)	(1,167)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of U.S. Treasury first lien credit facilities	13	—	—	(5,460)	—
Repayment of Export Development Canada credit facilities	13	—	—	(1,723)	—
Proceeds from Secured Senior Notes	13	—	—	3,160	—
Proceeds from Tranche B Term Loan	13	—	—	2,933	—
Repayments of Tranche B Term Loan	13	(30)	(15)	—	—
Proceeds from Mexican development banks credit facility	13	—	217	—	400
Repayments of Mexican development banks credit facility	13	(15)	—	—	—
Proceeds from Gold Key Lease financing	13	—	—	—	266
Repayments of Gold Key Lease financing	13	(41)	(87)	(497)	(1,903)
Repayments of Canadian Health Care Trust Notes	13	(25)	(26)	—	(45)
Repayments of Auburn Hills Headquarters loan		(50)	(8)	(5)	(12)
Repayment of Chrysler Receivables SPV loan	20	—	—	—	(123)
Proceeds from Fiat Finance North America term loan	13	150	—	—	—
Net proceeds of other financial obligations – Fiat Finance North America		107	—	—	—
Net repayments of other financial obligations		(84)	(58)	(23)	(109)
Debt issuance costs		—	(18)	(54)	—
Acquisition of noncontrolling interests previously held by U.S. Treasury and Canadian Government	3, 20	—	(625)	—	—
Acquisition of VEBA Trust equity recapture agreement	3, 20	—	(75)	—	—
Capital contributions from Fiat	20	—	1,968	—	—
Distribution for state tax withholding obligations on behalf of members		(6)	(3)	(6)	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		6	1,270	(1,675)	(1,526)

Effect of exchange rate changes on cash and cash equivalents		—	(25)	51	(142)

Net change in cash and cash equivalents		2,233	9,601	743	1,485
Cash and cash equivalents at beginning of period		9,601	—	7,347	5,862

Cash and cash equivalents at end of period		$11,834	$9,601	$8,090	$7,347

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid		$(968)	$(618)	$(307)	$(1,148)
Income tax payments, net		(224)	(36)	(45)	(40)
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capitalized interest on VEBA Trust Note	13	38	126	—	123
Capitalized interest on Canadian Health Care Trust Notes	13	74	27	—	—
Recognition of a financial liability related to the VEBA Trust Note, net of discount	19	—	—	—	3,854
Satisfaction of contribution receivable for the VEBA Trust membership interests	19	—	—	—	990
Settlement of CAW retiree OPEB obligation in exchange for Canadian Health Care Trust Notes	19	—	—	—	1,087

See accompanying notes to consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ INTEREST (DEFICIT)

(In millions of dollars)

	Notes	Contributed Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total
Predecessor:
Balance at December 31, 2009		$409	$(3,785)	$(854)	$—	$(4,230)
VEBA Trust contribution	19	990	—	—	—	990
Net loss		—	(652)	—	—	(652)
Total other comprehensive loss	4	—	—	(597)	—	(597)

Balance at December 31, 2010		$1,399	$(4,437)	$(1,451)	$—	$(4,489)
Distribution for state tax withholding obligations on behalf of members		(6)	—	—	—	(6)
Net loss		—	(301)	—	—	(301)
Total other comprehensive loss	4	—	—	(11)	—	(11)

Balance at May 24, 2011		$1,393	$(4,738)	$(1,462)	$—	$(4,807)

Successor:
Elimination of Predecessor equity		$(1,393)	$4,738	$1,462	$—	$4,807
Successor retained earnings as of May 24, 2011		—	(49)	—	—	(49)
Gain on previously held equity interest in Chrysler Group, net of tax	3	—	2,485	—	—	2,485

Balance at May 25, 2011		$—	$2,436	$—	$—	$2,436
Capital contributions from Fiat	20	1,968	—	—	—	1,968
Recognition of noncontrolling interest related to the consolidation of Chrysler Group	3	—	—	—	4,062	4,062
Acquisition of noncontrolling interests previously held by U.S. Treasury and Canadian Government	3, 20	(12)	—	(3)	(649)	(664)
Acquisition of the equity recapture agreement	20	—	—	—	(75)	(75)
Distribution for state tax withholding obligations on behalf of members		—	—	—	(2)	(2)
Net income		—	163	—	101	264
Total other comprehensive loss	4	—	—	(1,753)	(1,420)	(3,173)

Balance at December 31, 2011		$1,956	$2,599	$(1,756)	$2,017	$4,816
Acquisition of noncontrolling interest related to third Class B Event	20	229	—	(101)	(172)	(44)
Distribution for state tax withholding obligations on behalf of members		—	—	—	(3)	(3)
Net income		—	1,046	—	759	1,805
Total other comprehensive loss	4	—	—	(1,756)	(1,244)	(3,000)

Balance at December 31, 2012		$2,185	$3,645	$(3,613)	$1,357	$3,574

See accompanying notes to consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Background and Nature of Operations

Background

Fiat North America LLC (“FNA LLC”) was formed on May 14, 2009 as a Delaware limited liability company and 100 percent owned indirect subsidiary of Fiat S.p.A. (“Fiat”) to hold Fiat’s ownership interest in Chrysler Group LLC and its consolidated subsidiaries (“Chrysler Group”). FNA LLC does not have significant operations. Chrysler Group LLC was formed on April 28, 2009 as a Delaware limited liability company to complete the transactions contemplated by the master transaction agreement dated April 30, 2009, among Chrysler Group, Fiat and Old Carco LLC (“Old Carco”) and certain of its subsidiaries, which was approved under section 363 of the U.S. Bankruptcy Code (the “363 Transaction”). On April 30, 2009, Old Carco and its principal domestic subsidiaries filed for bankruptcy protection.

On June 10, 2009, Chrysler Group LLC completed the 363 Transaction and purchased the principal operating assets and assumed certain liabilities of Old Carco and its principal domestic subsidiaries, in addition to acquiring the equity of Old Carco’s principal foreign subsidiaries. In connection with the closing of the 363 Transaction, Fiat contributed intellectual property rights (“Fiat IP”) to FNA LLC that were contributed and licensed to Chrysler Group for its use in exchange for a 20.0 percent ownership interest in Chrysler Group. Chrysler Group also received capital contributions from the UAW Retiree Medical Benefits Trust (the “VEBA Trust”), the United States Department of the Treasury (the “U.S. Treasury”) and Canada CH Investment Corporation, a 100 percent owned subsidiary of the Canada Development Investment Corporation, a Canadian federal Crown corporation (“Canadian Government”), in exchange for initial ownership interests in Chrysler Group of 67.7 percent, 9.8 percent and 2.5 percent, respectively. The VEBA Trust, U.S. Treasury and Canadian Government received Class A Membership Interests and FNA LLC received Class B Membership Interests. Subject to certain specific exceptions, the rights and privileges of the Class A and Class B Membership Interests were identical. Refer to Note 25, Subsequent Events, for information regarding the conversion of the Chrysler Group Class B Membership Interests into Class A Membership Interests.

Through a series of transactions and events, FNA LLC became the primary beneficiary of Chrysler Group, which is a variable interest entity (“VIE”), on May 25, 2011. As a result, a new basis of accounting was created. As FNA LLC succeeded to substantially all of the business of Chrysler Group, and as FNA LLC’s own operations before the succession were insignificant relative to Chrysler Group’s operations, Chrysler Group represents the Predecessor to FNA LLC and its consolidated subsidiaries for accounting and financial reporting purposes.

As a result of a series of transactions during 2011 and 2012 that were contemplated in Chrysler Group LLC’s governance documents, including FNA LLC acquiring beneficial ownership of all of the membership interests that the U.S. Treasury held in Chrysler Group, and FNA LLC’s acquisition of all of the Chrysler Group membership interests held by the Canadian Government, FNA LLC holds a 58.5 percent ownership interest in Chrysler Group and the VEBA Trust holds the remaining 41.5 percent as of December 31, 2012. Refer to Note 3, Consolidation of Chrysler Group, for information related to FNA LLC’s consolidation of Chrysler Group.

Refer to Note 20, Other Transactions with Related Parties, and Note 25, Subsequent Events, for information regarding Fiat’s exercise, through FNA LLC, of a call option right to acquire additional portions of the VEBA Trust’s membership interests in Chrysler Group. Refer to Note 25, Subsequent Events, for information regarding our contemplated reorganization transactions, which include the conversion of Chrysler Group to a Delaware corporation and it being renamed Chrysler Group Corporation, and the merger of FNA LLC with and into Chrysler Group Corporation.

Unless otherwise specified, prior to May 24, 2011, the terms “we,” “us,” “our,” “Predecessor,” “Chrysler Group” and the “Company” refer to Chrysler Group LLC and its consolidated subsidiaries, or any one or more of them, as the context may require. Subsequent to May 24, 2011, the terms “we,” “us,” “our,” “Successor,” “FNA” and the “Company” refer to FNA LLC and its consolidated subsidiaries, or any one or more of them, as the context may require. Fiat refers to Fiat S.p.A., a corporation organized under the laws of Italy, its consolidated subsidiaries (excluding FNA LLC and its consolidated subsidiaries) and entities it jointly controls, or any one or more of them, as the context may require.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Background and Nature of Operations —Continued

Nature of Operations

We, through Chrysler Group, design, engineer, manufacture, distribute and sell vehicles under the brand names Chrysler, Jeep, Dodge and Ram. As part of Chrysler Group’s industrial alliance with Fiat (the “Fiat-Chrysler Alliance”), we also manufacture certain Fiat-brand vehicles in Mexico, which are distributed by us throughout North America and select markets and sold to Fiat for distribution in other select markets. Our product lineup includes passenger cars, utility vehicles (which include sport utility vehicles and crossover vehicles), minivans, trucks and commercial vans. We also sell automotive service parts and accessories under the Mopar brand name.

Our products are available in more than 150 countries around the world. We sell our products to dealers and distributors for sale to retail customers and fleet customers, which include rental car companies, commercial fleet customers, leasing companies and government entities. The majority of our operations, employees, independent dealers and sales are in North America, primarily in the U.S. Approximately 10 percent of our vehicle sales in 2012 were outside North America, principally in Asia Pacific, South America and Europe. Vehicle, service parts and accessories sales outside North America are primarily through 100 percent owned, affiliated or independent distributors and dealers. In June 2011, Fiat became the general distributor of our vehicles and service parts in Europe, selling our products through a network of dealers. In addition, Fiat has taken on the distribution of Chrysler Group brand vehicles in certain markets outside of North America where its dealer networks are better established. Chrysler Group is the general distributor for Fiat vehicles in select markets outside of Europe. Refer to Note 20, Other Transactions with Related Parties, for additional information.

Note 2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All inter-company transactions have been eliminated in consolidation.

On May 25, 2011, FNA LLC became the primary beneficiary of Chrysler Group, which was determined to be a VIE, resulting in the consolidation of Chrysler Group and application of the acquisition method of accounting. Refer to Note 3, Consolidation of Chrysler Group, for information related to our consolidation of Chrysler Group.

For periods subsequent to May 24, 2011, FNA is the Successor for accounting and financial reporting purposes and for the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, Chrysler Group is the Predecessor.

Consolidation and Financial Statement Presentation

The consolidated financial statements include the accounts of our subsidiaries, certain VIEs in which we are the primary beneficiary and other entities controlled by us. Related parties that are 20 percent to 50 percent owned and subsidiaries where control is expected to be temporary are accounted for under the equity method.

We continually evaluate our involvement with VIEs to determine whether we have variable interests and are the primary beneficiary of the VIE. Based on our evaluation, we identified transactions with, or variable interests in, certain VIEs. The financial results of the VIEs in which we are the primary beneficiary are included in the accompanying consolidated financial statements in accordance with the accounting guidance for consolidations. Refer to Note 5, Variable Interest Entities, for additional information regarding our VIEs.

Noncontrolling Interest

For periods subsequent to May 24, 2011, the portion of Chrysler Group’s equity and net income (losses) attributable to the noncontrolling interest is included in Equity Attributable to Noncontrolling Interest in the accompanying Consolidated

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies —Continued

Noncontrolling Interest —Continued

Balance Sheets and Net Income (Loss) Attributable to Noncontrolling Interest in the accompanying Consolidated Statements of Operations, respectively. Any change in FNA LLC’s ownership interest in Chrysler Group, in which control of Chrysler Group is retained, is recognized as an equity transaction.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued updated guidance requiring that certain unrecognized tax benefits be recognized as offsets against the corresponding deferred tax asset for a net operating loss (“NOL”) carryforward, a similar tax loss or a tax credit carryforward, unless the deferred tax asset is not available or not intended to be used at the reporting date. This guidance is effective for fiscal periods beginning after December 15, 2013, and is to be applied prospectively to unrecognized tax benefits that exist at the effective date. We will comply with this guidance as of January 1, 2014, and we are evaluating the potential impact on our consolidated financial statements.

In July 2013, the FASB issued updated guidance to allow for the inclusion of the Federal Funds Effective Swap Rate as a benchmark interest rate for hedge accounting purposes. This guidance is effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. We adopted this guidance as of July 17, 2013, and it did not have a material impact on our consolidated financial statements.

In March 2013, the FASB issued updated guidance to clarify a parent company’s accounting for the release of the cumulative translation adjustment into income upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. This guidance is effective for fiscal periods beginning after December 15, 2013, and is to be applied prospectively to derecognition events occurring after the effective date. We will comply with this guidance as of January 1, 2014, and we are evaluating the potential impact on our consolidated financial statements.

In February 2013, the FASB issued updated guidance in relation to the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. This guidance is effective for fiscal periods beginning after December 15, 2013, and is to be applied retrospectively for all periods presented for those obligations resulting from joint and several liability arrangements that exist at the beginning of the fiscal year of adoption. We will comply with this guidance as of January 1, 2014, and we are evaluating the potential impact on our consolidated financial statements.

In February 2013, the FASB issued updated guidance that amends the reporting of amounts reclassified out of accumulated other comprehensive income (loss) (“AOCI”). These amendments do not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component, either on the face of the financial statement where net income is presented or in the notes to the financial statements. This guidance was effective for fiscal periods beginning after December 15, 2012, and was to be applied prospectively. We adopted this guidance as of January 1, 2013, and it did not have a material impact on our consolidated financial statements.

In October 2012, the FASB issued updated guidance on technical corrections and other revisions to various FASB codification topics. The guidance represents changes to clarify the codification, correct unintended application of the guidance or make minor improvements to the codification. The guidance also amends various codification topics to reflect the measurement and disclosure requirements of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. Certain amendments in this guidance were effective for fiscal periods beginning after December 15, 2012, while the remainder of the amendments were effective immediately. We previously adopted the guidance that was effective immediately and adopted the remainder of the guidance as of January 1, 2013, and it did not have a material impact on our consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies —Continued

Recent Accounting Pronouncements —Continued

In August 2012, the FASB issued updated guidance on technical corrections to the U.S. Securities and Exchange Commission (“SEC”) guidance in the U.S. GAAP hierarchy. The SEC guidance was updated to make it more consistent with U.S. GAAP issued by the FASB. The principal changes to the guidance involve revision or removal of accounting guidance references and other conforming changes to ensure consistent referencing throughout the SEC’s Staff Accounting Bulletins. This guidance was effective immediately and it did not have a material impact on our consolidated financial statements.

In July 2012, the FASB issued updated guidance on the annual testing of indefinite-lived intangible assets for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If, based on its qualitative assessment, an entity concludes it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if an entity concludes otherwise, quantitative impairment testing is not required. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We elected to early adopt the updated guidance as of October 1, 2012, and it did not have a material impact on our consolidated financial statements.

In December 2011, the FASB issued updated guidance which amends the disclosure requirements regarding the nature of an entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. Under the guidance, an entity must disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. In January 2013, the FASB issued updated guidance which clarified that the 2011 amendment to the balance sheet offsetting standard does not cover transactions that are not considered part of the guidance for derivatives and hedge accounting. This guidance was effective for fiscal periods beginning on or after January 1, 2013. We adopted this guidance as of January 1, 2013, and it did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued updated guidance to achieve common fair value measurement and disclosure requirements between International Financial Reporting Standards and U.S. GAAP. The amendments clarify the FASB’s intent about the application of existing requirements and provide for changes in measuring the fair value of financial instruments that are managed within a portfolio and the application of premiums or discounts. This guidance will require us to, among other things, expand existing disclosures for recurring Level 3 fair value measurements and for those assets and liabilities not measured at fair value on the balance sheet, but for which fair value is disclosed. This guidance was effective for fiscal periods beginning after December 15, 2011, and was to be applied prospectively. We adopted this guidance as of January 1, 2012, and it did not have a material impact on our consolidated financial statements.

Significant Accounting Policies

The following are our significant accounting policies, which are the same as our Predecessor, Chrysler Group.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, goodwill, long-lived asset and indefinite-lived intangible asset impairment analyses, recoverability of investments in equipment and other assets on operating leases, warranty obligations, product liability accruals, sales incentive obligations, restructuring accruals, valuation of derivative instruments, valuation of deferred tax assets, obligations related to income taxes, obligations related to employee benefits, and the useful lives of property and equipment.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies —Continued

Significant Accounting Policies —Continued

Use of Estimates —Continued

Actual results could differ from those estimates. Future changes in economic conditions may have a significant effect on such estimates made by management. Management believes the following significant accounting policies affect its more significant estimates, judgments and assumptions used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue for sales of vehicles and service parts is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership have transferred to the customer, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable and collectability is reasonably assured. For vehicles, this is generally when the vehicle is released to the carrier responsible for transporting vehicles to dealers. Revenues are recognized net of discounts, including but not limited to, cash sales incentives, customer bonuses and rebates granted. Shipping and handling costs are recorded as cost of sales in the period incurred. Operating lease revenue is recognized over the contractual term of the lease on a straight-line basis.

We use price discounts to adjust vehicle pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, consumer demand for the product and the need to support promotional campaigns. We may offer a variety of sales incentive programs at any given point in time, including: cash offers to dealers and retail customers and subvention programs offered to retail customers or lease subsidies, which reduce the retail customer’s monthly lease payment or cash due at the inception of the financing arrangement, or both. Incentive programs are generally brand, model and region specific for a defined period of time, which may be extended.

We record the estimated cost of sales incentive programs offered to dealers and retail customers as a reduction to revenue at the time of sale to the dealer. This estimated cost represents the incentive programs offered to dealers and retail customers, as well as the expected modifications to these programs in order to facilitate sales of the dealer inventory. Subsequent adjustments to incentive programs related to vehicles previously sold to dealers are recognized as an adjustment to revenue in the period the adjustment is determinable. For the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and for the year ended December 31, 2010, incentive expense was $8.8 billion, $4.3 billion, $2.9 billion and $7.0 billion, respectively, and is included as a reduction to Revenues, Net in the accompanying Consolidated Statements of Operations.

Vehicle sales through our Guaranteed Depreciation Program (“GDP”), under which we guarantee the residual value or otherwise assume responsibility for the minimum resale value of the vehicle, are accounted for similar to an operating lease and rental income is recognized over the contractual term of the lease on a straight-line basis.

At the end of the lease term, we recognize revenue for the portion of the vehicle sales price which had not been previously recognized as rental income and recognize, in cost of sales, the remainder of the cost of the vehicle which had not been previously recognized as depreciation expense over the lease term. Cash flows associated with this program are included within Cash Flows from Operating Activities in the accompanying Consolidated Statements of Cash Flows.

Chrysler Canada Inc. (“Chrysler Canada”), our principal operating subsidiary in Canada, maintains our Gold Key Lease vehicle lease portfolio. The related vehicles are leased to Canadian consumers and are accounted for as operating leases. Operating lease revenue is recognized over the contractual term of the lease on a straight-line basis. Initial direct costs are recorded as an adjustment to the carrying value of the leased assets and are amortized over the term of the lease on a straight-line basis.

We are currently winding down our Gold Key Lease vehicle lease program, and do not anticipate adding any additional vehicles to the portfolio. No vehicles were added to the portfolio during the year ended December 31, 2012, the period from

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies —Continued

Significant Accounting Policies —Continued

Revenue Recognition —Continued

May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010. Refer to Note 13, Financial Liabilities, for additional information related to this portfolio.

We offer customers the opportunity to purchase separately-priced extended warranty and service contracts. In addition, from time to time we sell certain vehicles with a service contract included in the sales price of the vehicle. The service contract and vehicle qualified as separate units of accounting in accordance with the accounting guidance for multiple-element arrangements. The revenue from these contracts, as well as our separately-priced extended warranty and service contracts, is recorded as a component of Deferred Revenue in the accompanying Consolidated Balance Sheets at the inception of the contract and is recognized as revenue over the contract period in proportion to the costs expected to be incurred based on historical information. A loss on these contracts is recognized if the sum of the expected costs for services under the contract exceeds unearned revenue.

Cost of Sales

Cost of sales is comprised of a number of expenses incurred in the manufacturing and distribution of vehicles and parts, the most significant of which is the cost of materials and components. The remaining costs principally include labor costs, consisting of direct and indirect wages and fringe benefits, as well as depreciation, amortization and transportation costs. Cost of sales also includes warranty and product-related costs, which are described below under Product-Related Costs, along with depreciation expense related to our GDP vehicles, as well as interest, depreciation and amortization expense related to the Gold Key Lease portfolio.

Share-Based Compensation

We have various compensation plans that provide for the granting of share-based compensation to certain employees and directors. We account for share-based compensation plans in accordance with the accounting guidance set forth for share-based payments, which requires us to recognize share-based compensation expense based on fair value. Compensation expense for equity-classified awards is measured at the grant date based on the fair value of the award using a discounted cash flow methodology. For those awards with post-vesting contingencies, we apply an adjustment to account for the probability of meeting the contingencies. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Compensation expense is recognized over the employee service period with an offsetting increase to contributed capital or accrued expenses and other liabilities depending on the nature of the award. If awards contain certain performance conditions in order to vest, we recognize the cost of the award when achievement of the performance condition is probable. Costs related to plans with graded vesting are generally recognized using the graded vesting method. We record share-based compensation expense in Selling, Administrative and Other Expenses in the accompanying Consolidated Statements of Operations.

Product-Related Costs

Expenditures for research and development include material and personnel costs and are expensed as incurred. Research and development expenses, net were $2,302 million, $1,058 million, $606 million and $1,500 million for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and for the year ended December 31, 2010, respectively.

Advertising, sales promotion and other product-related costs are also expensed as incurred. For the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and for the year ended December 31, 2010, advertising expense was $2,742 million, $1,474 million, $1,086 million and $1,721 million, respectively, and is included in Selling, Administrative and Other Expenses in the accompanying Consolidated Statements of Operations.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies —Continued

Significant Accounting Policies —Continued

We periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles we sell. We establish reserves for product warranty obligations, including the estimated cost of these service and recall actions, when the related sale is recognized. Refer to Note 12, Accrued Expenses and Other Liabilities, for additional information related to warranty reserves. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for our vehicles. Costs associated with these actions are recorded in Cost of Sales in the accompanying Consolidated Statements of Operations.

We reserve for estimated product liability costs arising from personal injuries alleged to be the result of product defects. The valuation of the reserve is actuarially determined at least annually and when significant events occur or there are changes in circumstances. The valuation is based on, among other factors, the number of vehicles sold and product liability claims incurred. The product liability reserve is included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets. Costs associated with this reserve are recorded in Cost of Sales in the accompanying Consolidated Statements of Operations and any subsequent adjustments to the product liability reserve are recorded in the period in which the adjustment is determinable.

Restructuring Actions —Exit and Disposal Activities

We account for employee separation, exit and disposal activities in accordance with the relevant accounting guidance on these topics. Actions associated with restructuring plans include, but are not limited to, workforce reductions, capacity adjustments (plant or facility closures or permanent shift eliminations), product cancellations and international distribution network realignments. Costs associated with these actions may include, but are not limited to, employee severance, accelerated post-employment benefits, relocations, contract terminations, plant deactivations and legal claims.

Post-employment benefits accrued for workforce reductions related to restructuring activities are recorded in the period when it is probable that employees will be terminated, which generally occurs when a plan meets the following criteria and is communicated to employees: (i) management, having authority to approve the action, commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated, their location and job classifications or functions, as well as the expected completion date, (iii) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination, in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated and (iv) the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will occur or that the plan will be withdrawn. Other associated costs such as relocations, contract terminations and plant deactivations are recorded when the costs are incurred. Costs associated with actions that will exceed one year are reflected on a discounted basis. Restructuring reserves are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets and are reviewed at least quarterly for adequacy and any necessary adjustments are recorded in the period the adjustment is determinable.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for net operating loss and tax credit carryforwards and the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are recognized if it is more likely than not that the benefit from the deferred tax asset will not be realized. In addition, current income taxes include adjustments to accruals for uncertain tax positions and related interest expense or income. Refer to Note 14, Income Taxes, for additional information related to our accounting for income taxes.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies —Continued

Significant Accounting Policies —Continued

Cash and Cash Equivalents

Highly liquid investments with original maturities of three months or less at the date of purchase are classified as cash equivalents.

Marketable Securities

Investments in marketable securities are classified as available-for-sale based upon management’s intent and are accounted for at fair value. Unrealized gains and losses on available-for-sale securities are included as a component of AOCI, net of applicable income taxes, until realized. A decline in value of any available-for-sale security below cost that is deemed to be other than temporary, results in an impairment charge to selling, administrative and other expenses that reduces the carrying amount of the security to fair value, establishing a new cost basis. Realized gains or losses are determined on a specific identification basis.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts as a contra asset to our accounts receivable balances. A provision for probable losses is charged against selling, administrative and other expenses to maintain the allowance for doubtful accounts at an amount management believes represents the best estimate of probable losses related to specifically identified receivables, as well as probable losses inherent in all other receivables as of the balance sheet date. Management periodically and systematically evaluates the adequacy of the allowance for doubtful accounts by reviewing historical loss experience, delinquency statistics and other factors in the economy that are expected to have an impact on the losses incurred, in addition to specifically identified probable losses.

Inventories

Inventories are stated at the lower of cost or market. The cost for a substantial portion of finished product inventories was determined primarily on a specific identification basis. The cost of other inventories is determined on a first-in, first-out basis. The measurement of inventories includes the costs of materials, direct labor, inbound transportation and manufacturing costs.

Property, Plant and Equipment, Net and Equipment and Other Assets on Operating Leases, Net

Property, plant and equipment and equipment and other assets on operating leases are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the assets. Gains and losses upon disposal of leased vehicles and adjustments to reflect impairment of the vehicles’ residual values are also included in depreciation expense. Under the terms of certain of our GDP agreements, leased vehicles are repurchased by us prior to being sold at auction. Upon our repurchase, the leased vehicle is reclassified from equipment and other assets on operating leases, net to inventory at the lower of cost or estimated fair value. Routine maintenance costs are expensed as incurred.

Residual Values

We have significant investments in the residual values of our vehicle lease portfolios, which are included in Equipment and Other Assets on Operating Leases, Net in the accompanying Consolidated Balance Sheets. These residual values represent estimates of the fair value of the leased assets at the end of the contract terms and are initially recorded based on industry estimates. Realization of the residual values is dependent on our future ability to market the vehicles for sale under the prevailing market conditions. Throughout the lease term, residual values are reviewed at least quarterly to determine whether the estimates of the fair value of the assets at the end of the lease terms are appropriate. To the extent the expected value of

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies —Continued

Significant Accounting Policies —Continued

Residual Values —Continued

the vehicle at lease termination changes, we record adjustments to the expected residual value. Changes in the expected residual values are adjusted through additional or reduced depreciation or recognition of an impairment loss. These costs are included in Cost of Sales in the accompanying Consolidated Statements of Operations. These assumptions and related additional or reduced depreciation may change based on market conditions.

Impairment of Long-Lived Assets

Long-lived assets held and used (such as property, plant and equipment, and equipment and other assets on operating leases) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or group of assets exceeds the fair value of the asset or group of assets. No impairment indicators were identified during the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 or the year ended December 31, 2010. As such, no impairment charges were recognized during the respective periods. When long-lived assets are considered held for sale, they are recorded at the lower of carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill and Other Intangible Assets

We account for goodwill in accordance with the accounting guidance related to intangibles and goodwill, which requires us to test goodwill for impairment at the reporting unit level at least annually, and when significant events occur or there are changes in circumstances that indicate the fair value is less than the carrying value. Such events could include, among others, a significant adverse change in the business climate, an unanticipated change in the competitive environment and a decision to change the operations of the Company. We have one operating segment, which is also our only reporting unit.

Goodwill is evaluated for impairment annually as of October 1. We first assess qualitative factors to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we conclude it is more likely than not that the fair value of the reporting unit is less than its carrying amount, quantitative impairment testing is required. However, if we conclude otherwise, quantitative impairment testing is not required.

When quantitative impairment testing is required, goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test is to compare the fair value of our reporting unit to its carrying value. The fair value is determined by estimating the present value of expected future cash flows for the reporting unit. If the fair value of the reporting unit is greater than its carrying amount, no impairment exists and the second step of the test is not performed. If the carrying amount of the reporting unit is greater than the fair value, there is an indication that impairment may exist and the second step of the test must be completed to measure the amount of the impairment. The second step of the test calculates the implied fair value of goodwill by assigning the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. The implied fair value of goodwill is then compared to the carrying value. If the implied fair value of goodwill is less than the carrying value, an impairment loss is recognized equal to the difference. No impairment losses have been recognized for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 or the year ended December 31, 2010.

Intangible assets that have a finite useful life are amortized over their respective estimated useful lives, which are reviewed by management each reporting period and whenever changes in circumstances indicate that the carrying value of the assets

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies —Continued

Significant Accounting Policies —Continued

Goodwill and Other Intangible Assets —Continued

may not be recoverable. Other intangible assets determined to have an indefinite useful life are not amortized, but are instead tested for impairment annually. In July 2012, the FASB issued updated guidance on the annual testing of indefinite-lived intangible assets for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If we elect the qualitative assessment and we conclude it is more likely than not that the fair value of the indefinite-lived intangible assets is less than its carrying amount, quantitative impairment testing is required. However, if we conclude otherwise, quantitative impairment testing is not required. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. Management estimates fair value through various techniques including discounted cash flow models, which incorporate market based inputs, and third party independent appraisals, as considered appropriate. Management also considers current and estimated economic trends and outlook. No impairment losses have been recognized for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 or the year ended December 31, 2010.

Foreign Currency

The functional currency of certain of our subsidiaries, notably Mexico and Venezuela, is the U.S. Dollar (“USD”). The functional currency of our other international operations, notably our Canadian subsidiaries and international distribution centers, is the respective subsidiary’s local currency. The assets and liabilities of our foreign operations, where the functional currency is the respective subsidiary’s local currency, are translated into USD using the exchange rate in effect as of the balance sheet date. Income statement amounts are translated at the average exchange rate prevailing during the period. The resulting translation adjustments are recorded as a component of AOCI. Refer to Note 4, Accumulated Other Comprehensive Loss, for additional information on translation adjustments in AOCI.

Foreign currency exchange gains and losses arising from fluctuations in currency exchange rates on transactions and monetary balances denominated in currencies other than the functional currency are recorded in earnings as incurred and are included in Revenues, Net in the accompanying Consolidated Statements of Operations. Refer to Note 23, Venezuelan Currency Regulations and Devaluation, and Note 25, Subsequent Events, for additional information related to currency devaluations in Venezuela.

The following summarizes net foreign currency transaction gains (losses) (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Net foreign currency transaction gains (losses)	$(119)	$189	$(25)	$(30)

Fair Value Measurements

The measurement of fair value is based on a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the balance sheet date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies —Continued

Significant Accounting Policies —Continued

Fair Value Measurements —Continued

provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as cash and cash equivalents, restricted cash and marketable securities.

Level 2—Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the balance sheet date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument and can be derived from observable data. Instruments in this category include commercial paper and non-exchange-traded derivatives such as over-the-counter currency and commodity forwards and swap contracts.

Level 3—Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. At each balance sheet date, we perform an analysis of all instruments subject to fair value measurement and include in Level 3 all of those whose fair value is based on significant unobservable inputs. Instruments in this category include non-exchange traded derivatives such as over-the-counter commodity option and swap contracts.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy. Transfers into and out of fair value hierarchy levels are recognized as of the balance sheet date.

Refer to Note 16, Fair Value Measurements, for a detailed discussion of the use of observable and unobservable inputs. As part of the process of measuring the fair value of liabilities, we considered the non-performance risk related to that liability, which includes our credit risk. The effect of our credit risk on the fair value of the liability may differ depending on whether the liability is an obligation to deliver cash versus goods or services, as well as the terms of the credit enhancements related to the liability.

Note 3. Consolidation of Chrysler Group

Since its capitalization on June 10, 2009, Chrysler Group has been considered to be a VIE. On May 25, 2011, FNA LLC became the primary beneficiary of Chrysler Group. The discussion within this note outlines our considerations in determining when FNA LLC became the primary beneficiary, as well as our application of the acquisition method of accounting.

Chrysler Group’s governance documents outline the rights and privileges associated with the Class A and Class B Membership Interests held by its members, arrangements for the issuance of additional membership interests in certain circumstances, distributions to holders of its membership interests, management and oversight of Chrysler Group’s business and operations, restrictions on transferability of membership interests and the periodic reporting of information to its members. Refer to Note 1, Background and Nature of Operations, for information regarding the issuance of Chrysler Group’s Class A and Class B Membership Interests on June 10, 2009 and Note 20, Other Transactions with Related Parties, for information on the subsequent changes in the ownership interests held by Chrysler Group’s members.

Chrysler Group was considered a VIE on June 10, 2009 because the total equity investment at risk was not sufficient to finance its activities. This conclusion was based on the fact that Chrysler Group’s only available source of financing at June 10, 2009 was from two of its members, the U.S. Treasury and the Canadian Government, under the terms of the related

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3. Consolidation of Chrysler Group —Continued

U.S. Treasury and Export Development Canada (“EDC”) loan and credit facilities. The assessment of whether Chrysler Group continued to be a VIE was reconsidered on May 24, 2011 in connection with Chrysler Group’s repayment of the U.S. Treasury and EDC loans and termination of the related credit facilities, as well as FNA LLC’s contribution of additional equity through the exercise of its incremental equity call option. We concluded Chrysler Group continued to be a VIE because the total equity investment at risk was not sufficient to finance Chrysler Group’s activities without additional subordinated financial support as evidenced by FNA LLC’s contribution of additional equity and the fact that the Tranche B Term Loan and Secured Senior Notes due 2019 and 2021 issued by Chrysler Group had ratings that were below investment grade. Refer to Note 13, Financial Liabilities, for additional information related to the nature, terms and amounts of the Tranche B Term Loan and Secured Senior Notes due 2019 and 2021.

The primary beneficiary of a VIE is required to consolidate the VIE. The primary beneficiary is the entity that has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. While all of Chrysler Group’s members had the obligation to absorb losses and had the rights to receive benefits from their ownership interests in Chrysler Group that could potentially be significant to Chrysler Group, no individual member was determined to be the primary beneficiary, as no individual member had the power to direct the activities that most significantly impacted Chrysler Group’s economic performance. This was due to the fact that no one member had a majority representation on Chrysler Group’s Board of Directors or the contractual ability to direct Chrysler Group’s key activities prior to FNA LLC’s acquisition of the U.S. Treasury and Canadian Government ownership interests in Chrysler Group on July 21, 2011. Refer to Note 20, Other Transactions with Related Parties, for additional information regarding these transactions.

However, due to the various restrictions on the members’ ability to sell, transfer or encumber their interests as set forth in Chrysler Group’s governance documents, the members collectively constituted a related party group in accordance with U.S. GAAP consolidation guidance. As a result, the member most closely associated with Chrysler Group was required to consolidate Chrysler Group.

Prior to May 25, 2011, FNA LLC was not the member deemed to be most closely associated with Chrysler Group under U.S. GAAP consolidation guidance, therefore was not the primary beneficiary. As noted above, prior to Chrysler Group’s issuance of the Tranche B Term Loan and Secured Senior Notes due 2019 and 2021, the U.S. Treasury and Canadian Government were the only sources of financing for Chrysler Group. Further, the U.S. Treasury and Canadian Government were the only members required to provide additional financing under the terms of the U.S. Treasury and EDC loan and credit facilities. As a result of these risks and obligations, Chrysler Group’s equity structure and governance documents were designed to benefit the U.S. Treasury and Canadian Government by providing fewer restrictions on their ability to sell or transfer their interests in Chrysler Group as compared to the interests held by FNA LLC and the VEBA Trust. Conversely, FNA LLC was generally precluded from increasing its ownership interest in Chrysler Group, except through the Class B Events, until the U.S. Treasury and EDC loans were repaid and the credit facilities were terminated. Refer to Note 20, Other Transactions with Related Parties, for additional information regarding these Class B Events.

Upon repayment of the U.S. Treasury and EDC loans and termination of the related credit facilities on May 24, 2011, the U.S. Treasury and Canadian Government were no longer obligated to provide additional financing to Chrysler Group. Further, as noted above, in connection with this repayment, FNA LLC increased its equity at risk in Chrysler Group through the exercise of its incremental equity call option. As a result of these events, FNA LLC became the member most closely associated with Chrysler Group. Therefore, FNA LLC was determined to be the primary beneficiary, requiring consolidation and application of the acquisition method of accounting on May 25, 2011 (the “Acquisition Date”).

Business Combination Accounting

The consolidation of Chrysler Group was accounted for as a business combination achieved in stages using the acquisition method of accounting. In accordance with the acquisition method, FNA LLC remeasured its previously held equity interest in

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3. Consolidation of Chrysler Group —Continued

Business Combination Accounting —Continued

Chrysler Group at fair value. The noncontrolling interest in Chrysler Group was also recognized at its acquisition date fair value. Additionally, FNA LLC recognized the acquired assets and assumed liabilities at their acquisition date fair values, except for certain pre-acquisition contingent liabilities for which fair value was not determinable, deferred income taxes and certain liabilities associated with employee benefits, which were recorded according to other accounting guidance.

Goodwill represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill was measured as the excess of the sum of the exercise price of the incremental equity call option, the acquisition date fair value of the previously held equity interest and the acquisition date fair value of the noncontrolling interest less the aggregate acquisition date values of the identifiable assets acquired and liabilities assumed.

Goodwill arising from the consolidation of Chrysler Group is expected to be non-deductible for tax purposes. Refer to Note 14, Income Taxes, for additional information on the accounting for deferred income taxes related to the consolidation of Chrysler Group.

The following summarizes the fair values assigned to the net assets acquired as of the Acquisition Date (in millions of dollars):

Fair value of the previously held equity interest		$2,960
Incremental equity call option exercise price		1,268
Fair value of the noncontrolling interest		4,062

Assets acquired
Cash and cash equivalents (1)	$9,358
Restricted cash	467
Trade receivables	1,188
Inventories	4,387
Property, plant and equipment	13,578
Equipment and other assets on operating leases	1,879
Prepaid expenses and other assets	1,851
Advances to related parties and other financial assets	55
Deferred taxes	65
Intangible assets	5,059

Total assets acquired	37,887

Liabilities assumed
Trade liabilities	7,950
Accrued expenses and other liabilities	18,072
Financial liabilities	13,205
Deferred revenue	2,081
Deferred taxes	338

Liabilities assumed	41,646

Less: Value of net liabilities assumed		(3,759)

Goodwill		$12,049

(1)	Cash and cash equivalents includes $1,268 million of proceeds received by Chrysler Group in connection with Fiat’s exercise of its incremental equity call option for FNA LLC to acquire an additional 16 percent fully-diluted ownership interest in Chrysler Group pursuant to the terms of Chrysler Group LLC’s governance documents.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3. Consolidation of Chrysler Group —Continued

Previously Held Equity Interest and Noncontrolling Interest

The acquisition of Chrysler Group was achieved in stages. FNA LLC accounted for this as a step acquisition, which requires remeasurement of FNA LLC’s previously held equity interest in Chrysler Group to its fair value. Additionally, the acquisition method of accounting requires the noncontrolling interest also be recognized at its acquisition date fair value.

The fair values of the previously held equity interest and the noncontrolling interest were determined based on the fair value of Chrysler Group’s total membership interest as of the Acquisition Date. This was determined based on the purchase price Fiat negotiated with the U.S. Treasury to acquire their membership interest in Chrysler Group, the terms of which were agreed to on June 2, 2011. Under the terms of that agreement, Fiat agreed to pay $500 million for the U.S. Treasury’s 6.031 percent ownership interest in Chrysler Group. The purchase price, which represented an arm’s length agreement, implied Chrysler Group’s total equity was valued at $8,290 million. This value was corroborated using a discounted cash flow model which yielded an internal rate of return of 14.4 percent. The calculated internal rate of return was consistent with management’s estimated weighted average cost of capital (“WACC”) at the Acquisition Date of 14.0 percent.

The key inputs used in the discounted cash flow model included:

•	Annual projections through 2014 prepared by management that reflect the estimated cash flows a market participant would expect to generate from operating the business;

•	A terminal value which was determined using a growth model that applied a 2.0 percent long-term growth rate to our projected cash flows beyond 2014. The long-term growth rate was based on management’s internal projections as well as industry growth prospects; and

•	Projected worldwide factory shipments ranging from 1.6 million vehicles in 2010 to 2.8 million vehicles in 2014.

FNA LLC’s previously held equity interest represented a 30 percent legal ownership interest in Chrysler Group at the Acquisition Date. However, we determined that it was probable the final Class B Event would be achieved in the near future, and that upon achievement, it would increase FNA LLC’s ownership interest by five percent, through the dilution of outstanding Chrysler Group Class A Membership Interests. As such, in determining the fair value of the previously held equity interest, we took into consideration the occurrence of the final Class B Event. Therefore, the fair value of the previously held equity interest was determined based on the implied fair value of Chrysler Group’s total membership interest of $8,290 million times 35 percent as the occurrence of the final Class B Event was determined to be virtually certain to occur. Additionally, the fair value of the previously held equity interest also included the fair value of the incremental equity call option exercised by FNA LLC in connection with the business combination. The fair value of the incremental equity call option was determined based on the implied fair value of Chrysler Group’s total membership interest of $8,290 million times 16 percent for the interest acquired (on a fully diluted basis) less the exercise price paid by FNA LLC of $1,268 million. The sum of these two items comprise the Acquisition Date fair value of FNA LLC’s previously held equity interest in Chrysler Group amounting to $2,960 million.

Immediately prior to the business combination, the carrying amount of FNA LLC’s previously held equity interest in Chrysler Group was zero due to cumulative losses recognized by FNA LLC in connection with its previously held equity method investment in Chrysler Group. As the resulting gain of $2,960 million relates to FNA LLC’s previously held equity interest, the gain was recognized by FNA LLC immediately prior to the commencement of the Successor period and is therefore included in FNA LLC’s retained earnings as of May 24, 2011 in the accompanying Consolidated Statements of Members’ Interest (Deficit). The gain on the previously held equity interest resulted in the recognition of a deferred tax liability of $475 million. The related income tax expense was recognized by FNA LLC immediately prior to the commencement of the Successor period, consistent with the gain on the previously held equity interest, and is therefore included in FNA LLC’s retained earnings as of May 24, 2011.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3. Consolidation of Chrysler Group —Continued

Previously Held Equity Interest and Noncontrolling Interest —Continued

The noncontrolling interest in Chrysler Group was recorded at its Acquisition Date fair value of $4,062 million, which represents 49 percent of the implied fair value of Chrysler Group’s total membership interest of $8,290 million. Consistent with the valuation of FNA LLC’s previously held equity interest discussed above, the fair value of the noncontrolling interest was determined taking into consideration the dilutive effects resulting from the expected occurrence of the final Class B Event.

The significant assumptions related to the valuation of our assets and liabilities recorded in connection with the consolidation of Chrysler Group are discussed below.

Trade Receivables

We recorded trade receivables at a fair value of $1,188 million, which takes into account the risk that not all contractual amounts owed us will be collected. Contractual amounts due to us for acquired trade receivables amounted to $1,273 million. Due to the short-term nature of the acquired trade receivables, management did not expect cash collections for trade receivables to differ materially from the fair value recognized.

Inventories

We recorded inventories at a fair value of $4,387 million, which was determined as follows:

•	Finished products were determined based on the estimated selling price of finished products on hand less costs to sell, including disposal and holding period costs, as well as a reasonable profit margin on the selling and disposal effort for each specific category of finished products being evaluated;

•	Work in process was determined based on the estimated selling price once completed less total costs to complete the manufacturing process, costs to sell including disposal and holding period costs, as well as a reasonable profit margin on the remaining manufacturing, selling and disposal effort; and

•	Raw materials were determined based on current replacement cost.

Property, Plant and Equipment

We recorded property, plant and equipment, which includes land, buildings, leasehold improvements, machinery, equipment, construction in progress and special tooling, at a fair value of $13,578 million. The fair value was based on the premise of highest and best use.

The cost approach was applied in determining fair value for certain assets related to buildings, leasehold improvements and the majority of our machinery, equipment and special tooling. This method considers the amount required to construct or purchase a new asset of equal utility at current prices, with adjustments in value for physical deterioration, as well as functional and economic obsolescence. Economic obsolescence represents a loss in value due to unfavorable external conditions, such as the economics of the automotive industry as of May 25, 2011. Economic obsolescence was estimated based on expectations of the highest and best use of the property, plant and equipment, which generally contemplated an in-use valuation premise. Land was valued using the comparable sales method, which is a market approach that uses recent transactions for similar types of real property as a basis for estimating the fair value of the land acquired.

Equipment and Other Assets on Operating Leases

We recorded equipment and other assets on operating leases, for which we are the lessor, at a fair value of $1,879 million, which was based on the market value of comparable assets.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3. Consolidation of Chrysler Group —Continued

Intangible Assets

We recorded intangible assets at a fair value of $5,059 million. The following is a summary of the methods used to determine the fair value of our significant intangible assets:

•	The relief from royalty method was used to calculate the fair value of brand names of $3,580 million. The significant assumptions used in this method included:

•	Forecasted revenue for each brand name (Chrysler, Jeep, Dodge, Ram and Mopar);

•	Royalty rates based on licensing arrangements for the use of brands and trademarks in the automotive industry and related industries;

•	Estimated tax expense a market participant would incur on the net royalties;

•	After-tax discount rates ranging from 14 percent to 25 percent based on an estimated WACC and adjusted for perceived business risks related to these intangible assets; and

•	Indefinite economic lives for the acquired brands.

•	The cost approach was used to calculate the fair value of the acquired dealer networks of $378 million. The fair value of the acquired dealer networks was determined based on our estimated costs to re-create the dealer networks, which took into consideration an estimate of an optimal number of dealers.

•	The relief from royalty method was used to calculate the fair value of patented and unpatented technology of $293 million. The significant assumptions used included:

•	Forecasted revenue for each technology category;

•	Royalty rates based on licensing arrangements for similar technologies and obsolescence factors by technology category;

•	Estimated tax expense a market participant would incur on the net royalties;

•	After-tax discount rates ranging from 16 percent to 20 percent based on an estimated WACC and adjusted for perceived business risks related to these developed technologies; and

•	Estimated economic lives, which ranged from 3 to 8 years.

•	The relief from royalty method was used to calculate the fair value of the Fiat IP previously contributed by FNA LLC in connection with the initial capitalization of Chrysler Group. This reacquired right has a fair value of $370 million, based on the following significant assumptions:

•	Forecasts of revenues for vehicles expected to be manufactured in the future utilizing this intellectual property;

•	A royalty rate of 3 percent based on licensing arrangements for the use of technology in the automotive industry and related industries;

•	Estimated costs expected to be incurred to allow the Fiat IP to be used on vehicles sold in North America;

•	A discount rate of 15 percent commensurate with the perceived business risks related to the cash flows attributable to the Fiat IP; and

•	An estimated economic life of 10 years.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3. Consolidation of Chrysler Group —Continued

Intangible Assets —Continued

•	We recorded other intangible assets of $438 million, which included the fair value of software, other intellectual property and favorable operating leases.

Accrued Expenses and Other Liabilities

We recorded accrued expenses and other liabilities of $18,072 million, which included the following:

•	Pension and other postretirement benefits (“OPEB”) liabilities of $3,858 million and $2,632 million, respectively, measured in accordance with the accounting guidance for employee benefits discussed in Note 19, Employee Retirement and Other Benefits;

•	Other employee benefit and nonretirement post-employment benefits, including workers’ compensation and supplemental unemployment benefit obligations totaling $807 million, measured in accordance with the accounting guidance for employee benefits;

•	Certain warranty obligations of $1,990 million measured at fair value. Fair value was determined based on the expected future cash flows to satisfy the obligations, adjusted for a profit margin that would be required by a market participant to assume the obligations and discounted to a single present value using a discount rate that considers the timing of the expected cash flows and the non-performance risk of the obligations of 7.7 percent based on the timing of the claims and their relationship to other secured and unsecured obligations of the Company. We used Chrysler Group’s historical data regarding profit margins on its service contract business as a basis for estimating the profit margin a market participant would expect to earn on the assumed warranty obligations;

•	Various accrued expenses, including accrued sales incentives of $2,388 million; accrued income, property, excise, state, local and other taxes payable of $424 million and other items totaling $4,085 million measured at fair value; and

•	Various pre-acquisition contingencies totaling $1,888 million for which fair value was not determinable, which were measured in accordance with the accounting guidance related to contingencies as discussed below.

Financial Liabilities

We recorded financial liabilities, including debt and capital leases, at a fair value of $13,205 million. The Tranche B Term Loan and Secured Senior Notes due 2019 and 2021 were issued immediately prior to the business combination. This provided market observable information to establish the fair values of these instruments at the Acquisition Date. The fair values of all other financial liabilities were calculated using a discounted cash flow methodology utilizing a synthetic credit rating to estimate the non-performance risk associated with our debt instruments, adjusted where appropriate for any security interests. Appropriate discount rates were estimated by extrapolating market observable debt yields at the measurement dates. Financial liabilities included the following:

•	The VEBA Trust Note with an Acquisition Date fair value of $4,710 million. Refer to Note 13, Financial Liabilities, for additional information related to the nature, terms, and amounts of the VEBA Trust Note;

•	Canadian Health Care Trust Notes with an Acquisition Date fair value of $1,072 million. Refer to Note 13, Financial Liabilities, for additional information related to the nature, terms, and amounts of the Canadian Health Care Trust Notes;

•	Mexican Development Banks Credit Facility due 2025 with an Acquisition Date fair value of $442 million. Refer to Note 13, Financial Liabilities, for additional information related to the nature, terms, and amounts of this facility; and

•	Other various financial liabilities and capital lease obligations with fair values totaling $781 million.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3. Consolidation of Chrysler Group —Continued

Deferred Revenue

We recorded deferred revenue with a fair value of $2,081 million, which includes obligations assumed to fulfill service contracts. Fair value was determined based on the expected future cash flows to satisfy the obligations, adjusted for a profit margin that would be required by a market participant to assume the obligations and discounted to a present value using a discount rate that considers the timing of the expected cash flows and the non-performance risk of the obligations ranging from 6.9 percent to 9.0 percent based on the timing of the claims and their relationship to other secured and unsecured obligations of the Company. We used Chrysler Group’s historical data regarding profit margins on its service contract business as a basis for estimating the profit margin a market participant would expect to earn on the obligations assumed to fulfill service contracts.

Pre-acquisition Contingencies for which Fair Value was not Determinable

We recorded $1,888 million relating to certain pre-acquisition contingent liabilities assumed from Chrysler Group in the transaction for which fair value was not determinable due to uncertainty in the timing and amount of the liability and the number of variables and assumptions in assessing the possible outcomes. Pre-acquisition contingencies for which fair value was not determinable included $1,244 million for certain warranty obligations and $633 million relating to product liabilities, including various pending legal actions and proceedings arising in connection with Chrysler Group’s activities as an automotive manufacturer.

Warranty obligations for which fair value was not determinable related to voluntary service actions and recall actions to address various customer satisfaction, safety and emissions issues on past vehicle sales. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective actions. The estimated future costs of these actions are based primarily on historical claims experience for our vehicles.

Fair value was also not determinable for product liabilities and various pending legal actions and proceedings arising from Chrysler Group’s activities as an automotive manufacturer. These contingencies included various legal proceedings, claims and governmental investigations which were pending on a wide range of topics, including: vehicle safety; emissions and fuel economy; dealer, supplier and other contractual relationships; intellectual property rights; product warranties; and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases, include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

As the fair value of these liabilities was not determinable, they have been measured in accordance with the accounting guidance related to contingencies.

We also assessed pre-acquisition contingencies for which we did not record an accrual to determine whether it was reasonably possible that the exposure relating to an individual matter could be material to our consolidated financial statements, thus requiring disclosure. On May 25, 2011, there were no such individual matters where we believed it was reasonably possible that our exposure to loss would be material to our consolidated financial statements.

Refer to Note 15, Commitments, Contingencies and Concentrations, for additional information related to these contingencies.

Supplementary Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information for the year ended December 31, 2011 has been derived from the consolidated financial statements of Chrysler Group and FNA and has been prepared to give effect to FNA LLC’s

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3. Consolidation of Chrysler Group —Continued

Supplementary Unaudited Pro Forma Financial Information —Continued

consolidation of Chrysler Group, assuming that it occurred on January 1, 2011. On May 24, 2011, Chrysler Group completed a refinancing transaction whereby Chrysler Group entered into the Senior Credit Facilities and issued the 2019 Notes and 2021 Notes. The net proceeds received from the refinancing transaction, along with the proceeds received from Fiat’s concurrent exercise of its incremental equity call option, and cash generated from operations, were used to repay all amounts outstanding under the U.S. Treasury and EDC credit facilities. For purposes of preparing the Unaudited Pro Forma Financial Information, we have assumed that these obligations were repaid, the facilities terminated and the concurrent refinancing was completed on December 31, 2010, as the repayment of the U.S. Treasury and EDC credit facilities, among other events, resulted in FNA LLC consolidating Chrysler Group. Refer to Note 13, Financial Liabilities, for additional information related to the May 2011 debt refinancing transaction.

The unaudited pro forma financial information for the year ended December 31, 2011 has been adjusted to reflect:

•	the elimination of the $551 million loss on extinguishment of debt recognized by the Predecessor during the period from January 1, 2011 to May 24, 2011 in connection with the repayment of the outstanding obligations under the U.S. Treasury and EDC credit facilities on May 24, 2011;

•	a net reduction of $135 million of interest expense due to the refinancing transaction that was completed on May 24, 2011. Had the 2019 Notes and 2021 Notes been issued and the Senior Credit Facilities been entered into on December 31, 2010, we would have recognized an additional $191 million of interest expense during 2011. The pro forma adjustment also assumes the elimination of $326 million of interest expense that was recognized by Chrysler Group on the obligations outstanding under the U.S. Treasury and EDC credit facilities for the period from January 1, 2011 to May 24, 2011 as it was assumed that these obligations were repaid and the facilities terminated on December 31, 2010;

•	a $19 million reduction in interest expense on the VEBA Trust Note as a result of recording the note at its acquisition date fair value; and

•	a net reduction in expense of $19 million resulting from changes in the estimated fair values of certain assets and liabilities.

	Predecessor	Successor
	Period from January 1, 2011 to May 24, 2011	Period from May 25, 2011 to December 31, 2011	Unaudited Pro Forma Adjustments	Unaudited Pro Forma Year Ended December 31, 2011
		(in millions of dollars)

Revenues, net	$22,118	$32,936	$—	$55,054

Net income (loss)	$(301)	$264	$724	$687

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 4. Accumulated Other Comprehensive Loss

The changes in AOCI by component, including the amounts reclassified to income, were as follows (in millions of dollars):

	Successor
	Year Ended December 31, 2012
	Defined Benefit Plan Adjustments			Derivatives
	Net Actuarial Loss (2)		Net Prior Service Credit (1)	Currency Forwards and Swaps (1)	Commodity Swaps (1)		Foreign Currency Translation Adjustments (1)	Acquisition of Noncontrolling Interest	Less: OCI Attributable to Noncontrolling Interest	Total Attributable to Controlling Interest
Balance at beginning of period	$(3,288)		$85	$82	$(57)		$5	$(3)	$(1,420)	$(1,756)
Gain (loss) recorded in other comprehensive income	(2,861)		(3)	(103)	11		(64)	—	(1,252)	(1,768)
Less: Gain (loss) reclassified from AOCI to income	(31	) (3)	42 (3)	19 (4)	(50	) (5)	—	—	(8)	(12)

Other comprehensive income (loss)	(2,830)		(45)	(122)	61		(64)	—	(1,244)	(1,756)

Acquisition of noncontrolling interest related to third Class B Event (see Note 20)	—		—	—	—		—	(101)	—	(101)

Balance at end of period	$(6,118)		$40	$(40)	$4		$(59)	$(104)	$(2,664)	$(3,613)

	Successor
	Period from May 25, 2011 to December 31, 2011
	Defined Benefit Plan Adjustments			Derivatives
	Net Actuarial Loss (1)	Net Prior Service Credit (1)		Currency Forwards and Swaps (1)		Commodity Swaps (1)		Foreign Currency Translation Adjustments (1)	Acquisition of Noncontrolling Interest	Less: OCI Attributable to Noncontrolling Interest	Total Attributable to Controlling Interest
Balance at beginning of period	$(1,368)	$6		$(98)		$33		$(35)	$—	$—	$(1,462)
Elimination of Predecessor AOCI	1,368	(6)		98		(33)		35	—	—	1,462

Balance at beginning of period – Successor	—	—		—		—		—	—	—	—
Gain (loss) recorded in other comprehensive income	(3,287)	96		166		(62)		5	—	(1,380)	(1,702)
Less: Gain (loss) reclassified from AOCI to income	1 (3)	11	(3)	84	(4)	(5	) (5)	—	—	40	51

Other comprehensive income (loss)	(3,288)	85		82		(57)		5	—	(1,420)	(1,753)

Acquisition of noncontrolling interests previously held by U.S. Treasury and Canadian Government (see Note 3 and 20)	—	—		—		—		—	(3)	—	(3)

Balance at end of period	$(3,288)	$85		$82		$(57)		$5	$(3)	$(1,420)	$(1,756)

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 4. Accumulated Other Comprehensive Loss —Continued

	Predecessor
	Period from January 1, 2011 to May 24, 2011
	Defined Benefit Plan Adjustments			Derivatives
	Net Actuarial Loss (1)		Net Prior Service Credit (1)	Currency Forwards and Swaps (1)		Commodity Swaps (1)		Foreign Currency Translation Adjustments (1)	Total
Balance at beginning of period	$(1,376)		$6	$(74)		$42		$(49)	$(1,451)
Gain (loss) recorded in other comprehensive income	3		—	(130)		1		14	(112)
Less: Gain (loss) reclassified from AOCI to income	(5	) (3)	—	(106	) (4)	10	(5)	—	(101)

Other comprehensive income (loss)	8		—	(24)		(9)		14	(11)

Balance at end of period	$(1,368)		$6	$(98)		$33		$(35)	$(1,462)

	Predecessor
	Year Ended December 31, 2010
	Defined Benefit Plan Adjustments			Derivatives
	Net Actuarial Loss (1)		Net Prior Service Credit (1)	Currency Forwards and Swaps (1)		Commodity Swaps (1)		Foreign Currency Translation Adjustments (1)	Total
Balance at beginning of period	$(913)		$1	$—		$—		$58	$(854)
Gain (loss) recorded in other comprehensive income	(480)		5	(74)		41		(107)	(615)
Less: Gain (loss) reclassified from AOCI to income	(17	) (3)	—	—		(1	) (5)	—	(18)

Other comprehensive income (loss)	(463)		5	(74)		42		(107)	(597)

Balance at end of period	$(1,376)		$6	$(74)		$42		$(49)	$(1,451)

(1)	Net of $0 taxes.
(2)	Net of $5 million of income tax benefit for the year ended December 31, 2012.
(3)	These AOCI components are included within the computation of net periodic benefit costs. Refer to Note 19, Employee Retirement and Other Benefits, for additional information.
(4)	Amount reclassified to Revenues, Net in the accompanying Consolidated Statements of Operations. Refer to Note 17, Derivative Financial Instruments and Risk Management, for additional information.
(5)	Amount reclassified to Cost of Sales in the accompanying Consolidated Statements of Operations. Refer to Note 17, Derivative Financial Instruments and Risk Management, for additional information.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 5. Variable Interest Entities

Consolidated VIEs

Chrysler Group LLC

Through a series of transactions, FNA LLC became the primary beneficiary of Chrysler Group, which is a VIE, on May 25, 2011. Refer to Note 3, Consolidation of Chrysler Group, for additional information related to our VIE analysis and the consolidation of Chrysler Group.

Gold Key Lease

We previously used special purpose entities to securitize future lease payments and vehicle residual values for the portfolio of vehicles under our Gold Key Lease financing program. As of December 31, 2011, we were the sole beneficiary of the consolidated assets from these VIEs and accordingly, we were considered to be the primary beneficiary. In June 2012, we repaid the remaining outstanding balance of the asset-backed note payable. We are currently winding down the Gold Key Lease financing program and no vehicles were added to the vehicle lease portfolio during the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010.

The following amounts were included in the respective financial statement captions in the accompanying Consolidated Balance Sheets related to the Gold Key Lease vehicle lease portfolio as of December 31 (in millions of dollars):

	Successor
	2012	2011
Restricted cash	$—	$3
Equipment and other assets on operating leases, net	1	59
Financial liabilities	—	41

Refer to Note 6, Interest Expense, and Note 13, Financial Liabilities, for additional information related to our Gold Key Lease program and financing arrangements.

Nonconsolidated VIEs

ZF Marysville, LLC

We have a commercial agreement with ZF Marysville, LLC (“ZFM”) in which ZFM produces lightweight axles at one of our facilities. ZFM was determined to be a VIE as it does not have sufficient equity at risk to finance its activities. We hold no equity interests in ZFM and we do not have the power to direct the activities of ZFM which most significantly affect its economic performance. Therefore, we have determined we are not the primary beneficiary of ZFM.

ZFM began production in July 2010. Upon the start of operations, we recorded capital lease assets and capital lease obligations resulting from an embedded capital lease related to the equipment used to produce the lightweight axles. In July 2011, a second embedded capital lease was recorded related to equipment used to produce axle components. As of December 31, 2012 and 2011, we had $108 million and $123 million, respectively, of capital lease assets and $115 million and $127 million, respectively, of capital lease obligations, which are included in Property, Plant and Equipment, Net and Financial Liabilities, respectively, in the accompanying Consolidated Balance Sheets. Our maximum exposure to loss is approximately $12 million through our contractual commitments to ZFM through 2020.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 5. Variable Interest Entities —Continued

Nonconsolidated VIEs —Continued

U.S. Dealer Automotive Receivables Transition LLC

Prior to May 2011, Chrysler Group was a party to the Ally Master Transaction Agreement (“Ally MTA”) between the U.S. Treasury, Ally Financial Inc. (“Ally”) and U.S. Dealer Automotive Receivables Transition LLC (“USDART”). The Ally MTA provided for a risk sharing arrangement, in which USDART would reimburse Ally for qualifying losses on loans with third party Chrysler Group dealerships issued prior to November 21, 2009. In May 2011, all parties mutually agreed to terminate the Ally MTA.

Prior to May 2011, USDART was determined to be a VIE as it did not have sufficient equity at risk to finance its activities. At December 31, 2010, Chrysler Group had a variable interest in USDART in the form of a $100 million advance to USDART. However, Chrysler Group did not have the power to direct the activities of USDART that most significantly affected its economic performance, therefore, Chrysler Group determined it was not the primary beneficiary of USDART.

In May 2011, and under the terms of the U.S. Treasury first lien credit agreement, amounts outstanding under that agreement were reduced by $4 million, the amount of qualifying losses incurred by Ally through April 2011. In addition, under the terms of the Ally MTA, $96 million, which represented the remaining balance of the advance to USDART, was transferred to Chrysler Group. Refer to Note 15, Commitments, Contingencies and Concentrations, for additional information related to USDART.

Note 6. Interest Expense

Interest expense included the following (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Financial interest expense:
Related parties (see Note 20)	$448	$257	$378	$934
Other	651	373	133	220
Interest accretion, primarily related to debt discounts, debt issuance costs and fair value adjustments	57	44	98	229
Payable-in-kind interest—related party (see Note 20)	—	—	27	68
Capitalized interest related to capital expenditures	(116)	(46)	(54)	(175)

Total	$1,040	$628	$582	$1,276

In addition to the interest amounts included in Interest Expense in the accompanying Consolidated Statements of Operations, we recorded financial interest expense related to Gold Key Lease financing activities of $1 million, $2 million, $11 million and $67 million in Cost of Sales for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively. Gold Key Lease financial interest expense included the effects of interest rate swaps for the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010. We also recorded $8 million and $23 million of net interest accretion related to Gold Key Lease financing activities in Cost of Sales in the accompanying Consolidated Statements of Operations for the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively. No such interest accretion was recorded for the year ended December 31, 2012 and the period from May 25, 2011 to December 31, 2011. Refer to Note 13, Financial Liabilities, for additional information related to Gold Key Lease.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 6. Interest Expense —Continued

Related party amounts above include activities with the U.S. Treasury through May 24, 2011, at which time all amounts owed under the U.S. Treasury first lien credit agreement were repaid, and all lending commitments thereunder were terminated. Refer to Note 13, Financial Liabilities, and Note 20, Other Transactions with Related Parties, for additional information.

Note 7. Inventories

The components of inventories as of December 31 were as follows (in millions of dollars):

	Successor
	2012	2011
Finished products, including service parts	$3,255	$2,655
Work in process	1,560	1,544
Raw materials and manufacturing supplies	183	167

Total	$4,998	$4,366

Note 8. Property, Plant and Equipment, Net

The components of property, plant and equipment as of December 31 were as follows (in millions of dollars):

		Successor
	Range of Useful Lives (years)	2012	2011
Land	–	$257	$251
Leasehold improvements and buildings	12 – 40	2,594	2,351
Technical equipment and machinery	3 – 30	6,454	5,211
Factory, office and other equipment	3 – 19	1,291	1,071
Special tooling	3 – 12	5,485	4,480
Construction in progress, including advance payments related to plant and equipment	–	3,125	2,073

		19,206	15,437
Accumulated depreciation and amortization		(3,715)	(1,472)

Total		$15,491	$13,965

Depreciation and amortization of property, plant and equipment was $2,352 million, $1,459 million, $1,116 million and $2,558 million for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 9. Equipment and Other Assets on Operating Leases, Net

The components of equipment and other assets on operating leases as of December 31 were as follows (in millions of dollars):

		Successor
	Range of Service Lives (years)	2012	2011
Leased vehicles—Guaranteed Depreciation Program	5 – 15	$601	$1,088
Leased vehicles—Gold Key Lease	5 – 15	6	75
Other leased assets	12 – 40	426	321

		1,033	1,484
Accumulated depreciation		(57)	(63)

Total		$976	$1,421

Included in Leased vehicles—Guaranteed Depreciation Program above are vehicles sold to daily rental car companies which are subject to guaranteed minimum resale values.

Included in Leased vehicles—Gold Key Lease above is a portfolio of vehicles that was originated in connection with a vehicle lease financing program in Canada. We previously had securitizations of future lease payments on certain of these operating leases and the related vehicles’ residual values. The securitizations were accounted for as secured borrowings. We used special purpose entities which were considered VIEs for most of the securitizations. As of December 31, 2011, we were the sole beneficiary of the consolidated assets from these VIEs. Refer to Note 5, Variable Interest Entities, for additional information.

As of December 31, 2011, the debt associated with the on-balance sheet lease securitizations was $41 million, and is included in Financial Liabilities in the accompanying Consolidated Balance Sheets. In June 2012, we repaid the remaining outstanding balance of the asset-backed note payable. These obligations were primarily repaid out of collections from the operating leases and proceeds from the sales of the related vehicles. We are currently winding down the Gold Key Lease program, therefore, no additional funding will be required. No vehicles were added to the portfolio during the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011 and the period from January 1, 2011 to May 24, 2011.

Included in Other Leased Assets above are buildings, warehouses, sales offices as well as dealership and vehicle storage properties that we lease to our dealers and others.

Depreciation of equipment and other assets on operating leases was $170 million, $73 million, $44 million and $359 million for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively, and is included in Cost of Sales in the accompanying Consolidated Statements of Operations.

Future minimum lease payments due from customers for equipment and other assets on operating leases as of December 31, 2012 were as follows (in millions of dollars):

2013	$17
2014	15
2015	14
2016	9
2017	5
2018 and thereafter	16

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 10. Goodwill and Other Intangible Assets, Net

As of December 31, 2012 and 2011, we had goodwill of $12,049 million. No adjustments to the carrying amount of goodwill were recorded during the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011 or the period from January 1, 2011 to May 24, 2011. We have one operating segment, which is also our only reporting unit. Refer to Note 3, Consolidation of Chrysler Group, for additional information regarding goodwill.

The components of other intangible assets, net as of December 31 were as follows (in millions of dollars):

	Range of Useful Lives (years)	Successor
		2012
		Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
Brand names	Indefinite	$3,580	$—	$3,580
Dealer networks	20	376	29	347
Fiat contributed intellectual property rights	10	370	58	312
Other intellectual property rights	3 – 12	254	27	227
Patented and unpatented technology	3 – 8	293	75	218
Software	4 – 5	278	39	239
Other	1 – 14	101	31	70

Total		$5,252	$259	$4,993

	Range of Useful Lives (years)	Successor
		2011
		Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
Brand names	Indefinite	$3,580	$—	$3,580
Dealer networks	20	375	11	364
Fiat contributed intellectual property rights	10	370	22	348
Other intellectual property rights	3 – 12	254	9	245
Patented and unpatented technology	3 – 8	293	27	266
Software	4 – 5	197	14	183
Other	1 – 14	44	9	35

Total		$5,113	$92	$5,021

During the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011 and the period from January 1, 2011 to May 24, 2011, additions of $172 million, $69 million and $26 million, respectively, were recorded with a weighted-average amortization period of 4 years, 7 years and 5 years, respectively.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 10. Goodwill and Other Intangible Assets, Net —Continued

The following summarizes the amount of intangible asset amortization expense included in the respective financial statement captions of the accompanying Consolidated Statements of Operations (in millions of dollars):

		Successor		Predecessor
	Financial Statement Caption	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Favorable operating lease contracts	Revenues, Net	$1	$5	$13	$71
Patented and unpatented technology, intellectual property, software and other	Cost of Sales	177	83	91	115
Dealer networks and other	Selling, Administrative and Other Expenses	22	13	29	24

Total		$200	$101	$133	$210

Based on the gross carrying amount of other intangible assets as of December 31, 2012, the estimated future amortization expense for the next five years was as follows (in millions of dollars):

2013	$197
2014	204
2015	165
2016	155
2017	126

Note 11. Prepaid Expenses and Other Assets

The components of prepaid expenses and other assets as of December 31 were as follows (in millions of dollars):

	Successor
	2012			2011
	Current	Non- Current	Total	Current	Non- Current	Total
Amounts due from related parties (see Note 20)	$503	$—	$503	$975	$—	$975
Prepaid pension expense (see Note 19)	—	114	114	—	118	118
Other	617	273	890	624	284	908

Total	$1,120	$387	$1,507	$1,599	$402	$2,001

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12. Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities as of December 31 were as follows (in millions of dollars):

	Successor
	2012			2011
	Current	Non- Current	Total	Current	Non- Current	Total
Pension and postretirement benefits (see Note 19)	$188	$11,864	$12,052	$185	$9,198	$9,383
Product warranty costs	1,142	2,354	3,496	1,196	2,091	3,287
Sales incentives	3,031	—	3,031	2,431	—	2,431
Personnel costs	711	413	1,124	585	391	976
Amounts due to related parties (see Note 20) (1)	563	—	563	384	—	384
Income and other taxes	263	106	369	287	118	405
Accrued interest (2)	344	—	344	330	—	330
Workers’ compensation	46	275	321	43	284	327
Vehicle residual value guarantees, excluding Gold Key Lease vehicle portfolio	238	—	238	438	—	438
Restructuring actions (see Note 22)	69	—	69	150	—	150
Other	1,933	507	2,440	1,681	645	2,326

Total	$8,528	$15,519	$24,047	$7,710	$12,727	$20,437

(1)	Excludes amounts due to related parties for interest separately discussed in (2) below.
(2)	Includes $224 million and $220 million of accrued interest due to related parties as of December 31, 2012 and 2011, respectively. Refer to Note 20, Other Transactions with Related Parties, for additional information.

We issue various types of product warranties under which we generally guarantee the performance of products delivered for a certain period or term. The reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for mandatory or voluntary actions to recall and repair vehicles and for buyback commitments. We establish reserves for product warranty obligations when the related sale is recognized, which are reflected in the summary of the changes in accrued warranty costs below as “Provisions for current period warranties.” Estimates are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for our vehicles. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action that may result in adjustments to the established reserves, which are reflected in the summary below as “Net adjustments to pre-existing warranties.”

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12. Accrued Expenses and Other Liabilities —Continued

The changes in accrued product warranty costs (excluding deferred revenue from extended warranty and service contracts described below, as well as supplier recoveries) were as follows (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Balance at beginning of period	$3,287	$—	$3,171	$3,176
Consolidation of Chrysler Group	—	3,244	—	—
Provision for current period warranties	1,735	1,017	669	1,342
Net adjustments to pre-existing warranties	(158)	(111)	5	123
Net warranty settlements	(1,414)	(841)	(611)	(1,497)
Interest accretion, translation and other adjustments	46	(22)	52	27

Balance at end of period	$3,496	$3,287	$3,286	$3,171

During the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, we recognized recoveries from suppliers related to warranty claims of $105 million, $60 million, $55 million and $120 million, respectively, which are excluded from the change in warranty costs above.

We also offer customers the opportunity to purchase separately-priced extended warranty and service contracts. In addition, from time to time we sell certain vehicles with a service contract included in the sales price of the vehicle. The service contract and vehicle qualified as separate units of accounting in accordance with the accounting guidance for multiple-element arrangements. Refer to Note 2, Basis of Presentation and Significant Accounting Policies, for additional information. The revenue from these contracts, as well as our separately-priced extended warranty and service contracts, is recorded as a component of Deferred Revenue in the accompanying Consolidated Balance Sheets at the inception of the contract and is recognized as revenue over the contract period in proportion to the costs expected to be incurred based on historical information.

The following summarizes the changes in deferred revenue from these contracts (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Balance at beginning of period	$926	$—	$829	$779
Consolidation of Chrysler Group	—	870	—	—
Deferred revenues for current period service contracts	600	328	217	433
Earned revenues in current period	(446)	(263)	(183)	(444)
Refunds of cancelled contracts	(54)	(30)	(23)	(47)
Interest accretion, translation and other adjustments	49	21	30	108

Balance at end of period	$1,075	$926	$870	$829

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13. Financial Liabilities

The components of financial liabilities as of December 31 were as follows (in millions of dollars):

	Successor
	2012
	Interest Rate	Face Value	Carrying Value
Financial Liabilities Payable Within One Year:
	Effective
VEBA Trust Note	9.04%	$159	$159
Tranche B Term Loan	6.00% (1)	30	30

Canadian Health Care Trust Notes:
Tranche A	7.98% (2)	79	79
Tranche B	9.21% (2)	23	23

Total Canadian Health Care Trust Notes		102	102

Mexican development banks credit facility due 2025	9.62% (3)	30	30
Fiat Finance North America credit facility	2.49%	150	150

	Weighted Average
Other:
Capital lease obligations	11.50%	36	27
Other financial obligations	10.55%	123	116

Total other financial liabilities		159	143

Total financial liabilities payable within one year		$630	$614

	Maturity	Interest Rate	Face Value	Carrying Value
Financial Liabilities Payable After One Year:
		Effective
VEBA Trust Note	7/15/2023	9.04%	$4,715	$4,715
Tranche B Term Loan	5/24/2017	6.00% (1)	2,925	2,925
Secured Senior Notes due 2019	6/15/2019	8.00%	1,500	1,500
Secured Senior Notes due 2021	6/15/2021	8.25%	1,700	1,700

Canadian Health Care Trust Notes:
Tranche A	6/30/2017	7.98% (2)	402	426
Tranche B	6/30/2024	9.21% (2)	456	467
Tranche C	6/30/2024	9.68% (4)	109	92

Total Canadian Health Care Trust Notes			967	985

Mexican development banks credit facilities:
Credit facility due 2021	12/23/2021	8.54% (5)	231	231
Credit facility due 2025	7/19/2025	9.62% (3)	350	350

Total Mexican development banks credit facilities			581	581

Fiat Finance North America 2012 term loan facility	4/01/2016	4.00%	150	150

		Weighted Average
Other:
Capital lease obligations	2014-2020	12.43%	251	214
Other financial obligations	2014-2024	13.43%	218	199

Total other financial liabilities			469	413

Total financial liabilities payable after one year			13,007	12,969

Total			$13,637	$13,583

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13. Financial Liabilities —Continued

	Successor
	2011
	Interest Rate	Face Value	Carrying Value
Financial Liabilities Payable Within One Year:
	Effective
Tranche B Term Loan	6.00% (1)	$30	$30
Canadian Health Care Trust Note —Tranche D	5.50% (6)	24	23
Mexican development banks credit facility due 2025	9.60% (3)	14	14

	Weighted Average
Other:
Asset-backed note payable —Gold Key Lease	4.46%	41	41
Capital lease obligations	11.01%	38	28
Other financial obligations	7.76%	155	145

Total other financial liabilities		234	214

Total financial liabilities payable within one year		$302	$281

	Maturity	Interest Rate	Face Value	Carrying Value
Financial Liabilities Payable After One Year:
		Effective
VEBA Trust Note	7/15/2023	9.04%	$4,836	$4,836
Tranche B Term Loan	5/24/2017	6.00% (1)	2,955	2,955
Secured Senior Notes due 2019	6/15/2019	8.00%	1,500	1,500
Secured Senior Notes due 2021	6/15/2021	8.25%	1,700	1,700

Canadian Health Care Trust Notes:
Tranche A	6/30/2017	7.98% (2)	434	465
Tranche B	6/30/2024	9.21% (2)	433	445
Tranche C	6/30/2024	9.68% (4)	98	81

Total Canadian Health Care Trust Notes			965	991

Mexican development banks credit facilities:
Credit facility due 2021	12/23/2021	8.49% (5)	214	214
Credit facility due 2025	7/19/2025	9.60% (3)	353	353

Total Mexican development banks credit facilities			567	567

		Weighted Average
Other:
Capital lease obligations	2013-2020	12.42%	282	237
Other financial obligations	2013-2024	12.81%	326	301

Total other financial liabilities			608	538

Total financial liabilities payable after one year			13,131	13,087

Total			$13,433	$13,368

(1)	Loan bears interest at LIBOR (subject to a 1.25 percent floor) + 4.75 percent. Commencing in July 2011, interest has been reset every three months. Stated interest rate as of both December 31, 2012 and 2011 was 6.00 percent.
(2)	Note bears interest at a stated rate of 9.00 percent.
(3)	Represents the stated interest rate. Loan bears interest at the 28 day Interbank Equilibrium Interest Rate (“TIIE”) + 4.80 percent subject to a quarterly reset of TIIE.
(4)	Note bears interest at a stated rate of 7.50 percent.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13. Financial Liabilities —Continued

(5)	Represents the stated interest rate. Loan bears interest at the 28 day TIIE + 3.70 percent subject to a monthly reset of TIIE.
(6)	Note was non-interest bearing.

In connection with our consolidation of Chrysler Group, we recorded our financial liabilities at fair value. Refer to Note 3, Consolidation of Chrysler Group, for further information.

As of December 31, 2012, the carrying amounts of our financial obligations were net of fair value adjustments, discounts and premiums totaling $54 million related to the following obligations (in millions of dollars):

Canadian Health Care Trust Notes	$(18)
Liabilities from capital leases and other financial obligations	72

Total	$54

As of December 31, 2012, the aggregate annual contractual maturities of our financial liabilities at face value were as follows (in millions of dollars):

2013	$630
2014	469
2015	501
2016	682
2017	3,414
2018 and thereafter	7,941

Total	$13,637

Senior Credit Facilities and Secured Senior Notes

On May 24, 2011, Chrysler Group LLC and certain of its U.S. subsidiaries as guarantors entered into the following arrangements, to which FNA LLC is not a party:

•	Senior Credit Facilities — a $3.0 billion Tranche B Term Loan maturing on May 24, 2017, which was fully drawn on May 24, 2011 and a $1.3 billion revolving credit facility that matures on May 24, 2016 (“Revolving Facility”) and remains undrawn;

•	Secured Senior Notes due 2019 — issuance of $1.5 billion of 8 percent secured senior notes due June 15, 2019 (“Original 2019 Notes”); and

•	Secured Senior Notes due 2021 — issuance of $1.7 billion of 8 1⁄4 percent secured senior notes due June 15, 2021 (“Original 2021 Notes”).

Senior Credit Facilities

The Senior Credit Facilities are with a syndicate of private sector lenders and provide for borrowings of up to $4.3 billion and include the Revolving Facility which may be borrowed and repaid from time to time until the maturity date. Up to $200 million of the Revolving Facility may be used for the issuance of letters of credit. Prior to the final maturity date of each of the facilities, we have the option to extend the maturity date of all or a portion of these facilities with the consent of the lenders whose loans or commitments are being extended. We also have the option to increase the amount of these facilities in an aggregate principal amount not to exceed $1.2 billion, either through an additional term loan, an increase in the Revolving Facility or a combination of both, subject to certain conditions.

The outstanding principal amount of the Tranche B Term Loan is payable in equal quarterly installments of $7.5 million, with the remaining balance due at maturity. No scheduled principal payments are required on amounts drawn on the Revolving Facility until the maturity date of the facility.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13. Financial Liabilities —Continued

Senior Credit Facilities and Secured Senior Notes —Continued

Senior Credit Facilities —Continued

All amounts outstanding under the Tranche B Term Loan and Revolving Facility bear interest at our option of either a base rate plus 3.75 percent per annum or at LIBOR plus 4.75 percent per annum. For the Tranche B Term Loan, a base rate floor of 2.25 percent per annum or a LIBOR floor of 1.25 percent per annum applies. Interest is currently accrued based on LIBOR. Commencing in July 2011, interest has been reset every three months and is payable quarterly in January, April, July and October of each year.

We are required to pay commitment fees equal to 0.75 percent per annum, which may be reduced to 0.50 percent per annum if we achieve a specified consolidated leverage ratio, of the daily average undrawn portion of the Revolving Facility. Commitment fees are payable quarterly in arrears.

If we voluntarily prepay all or any portion of the Tranche B Term Loan on or before May 24, 2014, we will be obligated to pay a call premium. Prior to May 24, 2014, the call premium will be 1.00 percent of the principal amount of such loans prepaid or re-priced. After May 24, 2014, we may make voluntary prepayments under the Tranche B Term Loan without premium or penalty, except for normal breakage costs. Refer to Note 25, Subsequent Events, for information related to Chrysler Group’s amendment and restatement of the senior secured credit agreement in June 2013.

Mandatory prepayments are required, subject to certain exceptions, from the net cash proceeds of asset sales, incurrence of additional indebtedness, insurance or condemnation proceeds and excess cash flow. In the case of excess cash flow, the mandatory prepayments are subject to a leverage-based step-down and only to the extent our liquidity exceeds a certain threshold. Certain mandatory prepayments are subject to call premiums consistent with the voluntary prepayments.

The Senior Credit Facilities are secured by a senior priority security interest in substantially all of Chrysler Group LLC’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100 percent of the equity interests in Chrysler Group LLC’s domestic subsidiaries and 65 percent of the equity interests in foreign subsidiaries held directly by Chrysler Group LLC and its U.S. subsidiary guarantors.

The senior secured credit agreement includes a number of affirmative covenants, many of which are customary, including, but not limited to, the reporting of financial results and other developments, compliance with laws, payment of taxes, maintenance of insurance and similar requirements. The senior secured credit agreement also contains several negative covenants, including but not limited to, (i) limitations on incurrence, repayment and prepayment of indebtedness; (ii) limitations on incurrence of liens; (iii) limitations on making restricted payments, including a limit on declaring dividends or making distributions to our members; (iv) limitations on transactions with affiliates, swap agreements and sale and leaseback transactions; (v) limitations on fundamental changes, including certain asset sales and (vi) restrictions on certain subsidiary distributions. In addition, the senior secured credit agreement requires Chrysler Group to maintain a minimum ratio of borrowing base to covered debt, as well as a minimum liquidity of $3.0 billion, which includes any undrawn amounts on the Revolving Facility.

The senior secured credit agreement contains a number of events of default related to, (i) failure to make payments when due; (ii) failure to comply with covenants; (iii) breaches of representations and warranties; (iv) certain changes of control; (v) cross-default with certain other debt and hedging agreements and (vi) the failure to pay certain material judgments. As of December 31, 2012, we were in compliance with all covenants under the senior secured credit agreement.

Secured Senior Notes

Chrysler Group LLC entered into an indenture with CG Co-Issuer Inc. (“CG Co-Issuer”), its 100 percent owned special purpose finance subsidiary, certain of its 100 percent owned U.S. subsidiaries (“Guarantors”) and Wilmington Trust FSB, as trustee and Citibank, N.A. as collateral agent, paying agent, registrar and authenticating agent, pursuant to which Chrysler Group issued the Original 2019 Notes and the Original 2021 Notes, collectively referred to as the “Original Notes.” The Original Notes were issued at par and were sold in a private placement to (i) qualified institutional buyers in reliance on

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13. Financial Liabilities —Continued

Senior Credit Facilities and Secured Senior Notes —Continued

Secured Senior Notes —Continued

Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and (ii) outside the United States to persons who are not U.S. persons (as defined in Rule 902 of Regulation S under the Securities Act) in compliance with Regulation S under the Securities Act. Refer to Note 24, Supplemental Parent and Guarantor Condensed Consolidating Financial Statements, for information related to the addition of a 100 percent owned U.S. subsidiary to our Guarantors.

In connection with the offering of the Original Notes, Chrysler Group LLC entered into a registration rights agreement with the initial purchasers of the Original Notes. Under the terms of the registration rights agreement, Chrysler Group LLC agreed to register notes having substantially identical terms as the Original Notes with the SEC as part of an offer to exchange freely tradable exchange notes for the Original Notes. On December 29, 2011, and subject to the terms and conditions set forth in Chrysler Group’s prospectus, Chrysler Group commenced an offer to exchange its new 8 percent secured senior notes due 2019 (“2019 Notes”) for the outstanding Original 2019 Notes and its new 8 1⁄4 percent secured senior notes due 2021 (“2021 Notes”) for the outstanding Original 2021 Notes. The 2019 Notes and 2021 Notes are collectively referred to as the “Notes.”

On February 1, 2012, the offers to exchange the Original 2019 Notes and Original 2021 Notes expired. Substantially all of the Original Notes were tendered for the Notes. The holders of the Notes received an equal principal amount of 2019 Notes for the Original 2019 Notes and an equal principal amount of 2021 Notes for the Original 2021 Notes. The form and terms of the Notes are identical in all material respects to the Original Notes, except that the Notes do not contain restrictions on transfer.

Beginning December 15, 2011, interest on each series of the Original Notes is payable semi-annually in June and December of each year, to the holders of record of such Original Notes at the close of business on June 1 or December 1, respectively, preceding such interest payment date. These terms are also applicable to the Notes.

We may redeem, at any time, all or any portion of the 2019 Notes on not less than 30 and not more than 60 days’ prior notice mailed to the holders of the 2019 Notes to be redeemed. Prior to June 15, 2015, the 2019 Notes will be redeemable at a price equal to the principal amount of the 2019 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated under the indenture. At any time prior to June 15, 2014, we may also redeem up to 35 percent of the aggregate principal amount of the 2019 Notes, at a redemption price equal to 108 percent of the principal amount of the 2019 Notes being redeemed, plus accrued and unpaid interest to the date of redemption with the net cash proceeds from certain equity offerings. On and after June 15, 2015, the 2019 Notes are redeemable at redemption prices specified in the indenture, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104 percent of the principal amount of the 2019 Notes being redeemed for the twelve months beginning June 15, 2015, decreasing to 102 percent for the year beginning June 15, 2016 and to par on and after June 15, 2017.

We may redeem, at any time, all or any portion of the 2021 Notes on not less than 30 and not more than 60 days’ prior notice mailed to the holders of the 2021 Notes to be redeemed. Prior to June 15, 2016, the 2021 Notes will be redeemable at a price equal to the principal amount of the 2021 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated under the indenture. At any time prior to June 15, 2014, we may also redeem up to 35 percent of the aggregate principal amount of the 2021 Notes, at a redemption price equal to 108.25 percent of the principal amount of the 2021 Notes being redeemed, plus accrued and unpaid interest to the date of redemption with the net cash proceeds from certain equity offerings. On and after June 15, 2016, the 2021 Notes are redeemable at redemption prices specified in the indenture, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104.125 percent of the principal amount of the 2021 Notes being redeemed for the twelve months beginning June 15, 2016, decreasing to 102.75 percent for the year beginning June 15, 2017, to 101.375 percent for the year beginning June 15, 2018 and to par on and after June 15, 2019.

The indenture includes affirmative covenants, including the reporting of financial results and other developments. The indenture also contains negative covenants related to Chrysler Group LLC’s ability and, in certain instances, the ability of

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13. Financial Liabilities —Continued

Senior Credit Facilities and Secured Senior Notes —Continued

Secured Senior Notes —Continued

certain of its subsidiaries to, (i) pay dividends or make distributions on Chrysler Group’s capital stock or repurchase Chrysler Group’s capital stock; (ii) make restricted payments; (iii) create certain liens to secure indebtedness; (iv) enter into sale and leaseback transactions; (v) engage in transactions with affiliates; (vi) merge or consolidate with certain companies and (vii) transfer and sell assets.

The indenture provides for customary events of default, including but not limited to, (i) nonpayment; (ii) breach of covenants in the indenture; (iii) payment defaults or acceleration of other indebtedness; (iv) a failure to pay certain judgments and (v) certain events of bankruptcy, insolvency and reorganization. If certain events of default occur and are continuing, the trustee or the holders of at least 25 percent in aggregate of the principal amount of the Notes outstanding under one of the series may declare all of the Notes of that series to be due and payable immediately, together with accrued interest, if any. As of December 31, 2012, we were in compliance with all covenants under the indenture.

VEBA Trust Note

On June 10, 2009, and in accordance with the terms of a settlement agreement between Chrysler Group and the UAW (the “VEBA Settlement Agreement”), Chrysler Group issued a senior unsecured note with a face value of $4,587 million to the VEBA Trust (“VEBA Trust Note”). Refer to Note 19, Employee Retirement and Other Benefits, for additional information related to the VEBA Settlement Agreement.

The VEBA Trust Note has an implied interest rate of 9.0 percent per annum and requires annual payments of principal and interest on July 15. Scheduled VEBA Trust Note payments through 2012 did not fully satisfy the interest accrued at the implied rate. In accordance with the agreement, the difference between a scheduled payment and the accrued interest through June 30 of the payment year was capitalized as additional debt on an annual basis. In July 2012, 2011 and 2010, we made scheduled payments of $400 million, $300 million and $315 million, respectively, on the VEBA Trust Note and accrued interest of $38 million, $126 million and $123 million, respectively, was capitalized as additional debt.

Canadian Health Care Trust Notes

On December 31, 2010, Chrysler Canada issued four unsecured promissory notes to an independent Canadian Health Care Trust in an initial aggregate face value of $976 million ($974 million CAD) (“Canadian Health Care Trust Notes”) as part of the settlement of its obligations with respect to retiree health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada (“CAW”) represented employees, retirees and dependents (“Covered Group”). In addition, the Canadian Health Care Trust Notes had accrued interest from January 1, 2010 through December 31, 2010 of $80 million ($80 million CAD) and a $31 million ($31 million CAD) net premium. Refer to Note 19, Employee Retirement and Other Benefits, for additional information related to the Canadian Health Care Trust Settlement Agreement (“Canadian HCT Settlement Agreement”).

Payments on the Canadian Health Care Trust Notes are due on June 30 of each year unless that day is not a business day in Canada, in which case payments are due on the next business day. The scheduled Tranche A and Tranche B note payments through 2012 did not fully satisfy the interest accrued at the stated rate of 9.0 percent per annum. Accordingly, on the payment date, the difference between the scheduled payment and the interest accrued through the payment date was capitalized as additional debt. We are not required to make a payment on the Tranche C note until 2020. However, interest accrued at the stated rate of 7.5 percent per annum on the Tranche C note will be capitalized as additional debt on the payment date of the Tranche B note through 2019. In July 2012 and June 2011, $74 million ($76 million CAD) and $27 million ($26 million CAD), respectively, of interest accrued in excess of the scheduled payments was capitalized as additional debt.

The terms of each of the notes are substantially similar and provide that each note will rank pari passu with all existing and future unsecured and unsubordinated indebtedness for borrowed money of Chrysler Canada, and that Chrysler Canada will not incur indebtedness for borrowed money that is senior in any respect in right of payment to the notes.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13. Financial Liabilities —Continued

Mexico Development Banks Credit Facilities

In December 2011, Chrysler de Mexico, S.A. de C.V. (“Chrysler de Mexico”), our principal operating subsidiary in Mexico, entered into a financing arrangement with certain Mexican development banks which provides for a ten year amortizing term loan facility of 3.0 billion Mexican pesos. The facility was fully drawn during December 2011 and was funded in Mexican pesos. Principal payments on the loan are not required until 2016, and any amounts repaid cannot be re-borrowed.

In July 2010, Chrysler de Mexico entered into a financing arrangement with certain Mexican development banks which provides for a 15 year amortizing term loan facility equal to the Mexican peso equivalent of $400 million. The facility was fully drawn during July 2010 and was funded in Mexican pesos. Any amounts repaid on the facility cannot be re-borrowed.

The terms of these loans are similar. Chrysler de Mexico placed certain of its assets in special purpose trusts to secure repayment of the loans, including certain receivables and property, plant and equipment. As of December 31, 2012 and 2011, Chrysler de Mexico had $66 million and $56 million of cash on deposit with the trusts, which is included in Prepaid Expenses and Other Assets in the accompanying Consolidated Balance Sheets. The loans require compliance with certain covenants, including but not limited to, limitations on Chrysler de Mexico declaring dividends and making distributions to stockholders, incurring liens, incurring debt and executing asset sales. As of December 31, 2012, we were in compliance with all covenants under the facilities.

Fiat Finance North America Inc. Credit Facilities

In June 2012, FNA LLC entered into a financing arrangement with Fiat Finance North America Inc. (“FFNA”), a subsidiary of Fiat, which provides for a $650 million uncommitted credit facility that matures on June 22, 2017. From time to time, FNA LLC draws on this facility. The interest rate and maturity date assigned to individual advances are negotiated between the parties upon each draw and are consistent with financial terms in the ordinary course of business.

In October 2012, FNA LLC entered into a financing arrangement with FFNA, which provides for a $150 million term loan facility, which was fully drawn in October 2012. The term loan bears interest at a stated rate of 4.0 percent and matures on April 1, 2016. The initial interest payment is due in June 2013, with all subsequent interest payments due annually in June, until the maturity date. The outstanding principal balance and any unpaid interest are due at maturity.

Gold Key Lease

Chrysler Canada maintains our Gold Key Lease vehicle lease portfolio. The related vehicles are leased to Canadian consumers and were financed by asset-backed securitization facilities, as well as a $5.0 billion ($5.0 billion CAD) secured revolving credit facility. In May 2010, we utilized available operating lease assets under the Gold Key Lease vehicle lease portfolio to borrow additional funds in the amount of $266 million under an asset-backed securitization facility. These funds were used to repay a portion of the amount outstanding on the secured revolving credit facility. In April 2011, the remaining amounts outstanding on the secured revolving credit facility were repaid in full. In June 2012, we repaid the remaining outstanding balance of the asset-backed note payable. These obligations were primarily repaid out of collections from the operating leases and proceeds from the sales of the related vehicles. We are currently winding down the Gold Key Lease program, therefore, no additional funding will be required. No vehicles were added to the portfolio during the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010.

U.S. Treasury Credit Facilities

On June 10, 2009, and in connection with the 363 Transaction, Chrysler Group entered into a first lien credit agreement with the U.S. Treasury, which included a $2.0 billion term loan (“Tranche B Loan”) used to acquire substantially all of the net operating assets of Old Carco. The credit agreement also made various term loans available to Chrysler Group for future working capital needs in an amount not to exceed $4.6 billion (“Tranche C Commitment”). In addition, Chrysler Group provided the U.S. Treasury a $288 million note and assumed $500 million of U.S. Treasury loans originally provided to Chrysler Holding LLC for the benefit of Old Carco. We collectively refer to these loans, as well as the amounts drawn on the Tranche C Commitment as “Tranche C Loans”. Chrysler Group also provided the U.S. Treasury a $100 million zero coupon note.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13. Financial Liabilities —Continued

U.S. Treasury Credit Facilities —Continued

The Tranche C Commitment was scheduled to accrue quarterly payable-in-kind (“PIK”) interest of a maximum of $17 million through June 10, 2017, and the PIK interest was to be capitalized on a quarterly basis. Accordingly, $17 million and $68 million of PIK interest was capitalized as additional debt during the three months ended March 31, 2011 and the year ended December 31, 2010, respectively.

On May 24, 2011, all amounts owed under the U.S. Treasury first lien credit agreement were repaid, and all lending commitments thereunder were terminated. See Repayment of U.S. Treasury and EDC Credit Facilities below for additional information.

EDC Credit Facilities

Chrysler Canada entered into a loan and security agreement with the EDC on March 30, 2009, which was subsequently amended on April 29, 2009, pursuant to which the EDC provided a $1,238 million ($1,209 million Canadian dollar (“CAD”)) secured term loan facility known as “Tranche X”. On June 10, 2009, the EDC loan agreement was amended and restated to increase the secured term loan facility by a CAD equivalent of $909 million USD, up to a maximum of $1,116 million CAD. The increase in the loan facility was known as “Tranche X-2”. In addition to the Tranche X and Tranche X-2 loans, Chrysler Canada provided the EDC additional notes of $81 million ($80 million CAD). The additional notes are included in the Tranche X facility.

On May 24, 2011, all amounts owed under the EDC loan and security agreement were repaid, and all lending commitments thereunder were terminated. See Repayment of U.S. Treasury and EDC Credit Facilities below for additional information.

Repayment of U.S. Treasury and EDC Credit Facilities

On May 24, 2011, all amounts outstanding under the U.S. Treasury and EDC credit facilities were repaid. Payments were made as follows (in millions of dollars):

	Predecessor
	Principal	Accrued Interest	Total Payment
U.S. Treasury first lien credit facilities:
Tranche B	$2,080 (1)	$22	$2,102
Tranche C	3,675 (2)	65	3,740
Zero Coupon Note	100	—	100

Total U.S. Treasury first lien credit facilities	5,855	87	5,942

EDC credit facilities:
Tranche X	1,319	14	1,333
Tranche X-2	404	4	408

Total EDC credit facilities	1,723	18	1,741

Total U.S. Treasury and EDC credit facilities	$7,578	$105	$7,683

(1)	Includes $80 million of payable-in-kind interest previously capitalized. The payment of PIK interest is included as a component of Net Cash Provided by Operating Activities in the accompanying Consolidated Statements of Cash Flows.
(2)	Includes $315 million of PIK interest previously capitalized. The payment of PIK interest is included as a component of Net Cash Provided by Operating Activities in the accompanying Consolidated Statements of Cash Flows. In addition, as a result of the termination of the Ally MTA and in accordance with the U.S. Treasury first lien credit agreement, amounts outstanding under that agreement were reduced by $4 million, the amount of qualifying losses incurred by Ally through April 2011. Refer to Note 15, Commitments, Contingencies and Concentrations, for additional information related to the Ally MTA.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13. Financial Liabilities —Continued

Repayment of U.S. Treasury and EDC Credit Facilities —Continued

In connection with the repayment of Chrysler Group’s outstanding obligations under the U.S. Treasury and EDC credit facilities, a $551 million loss on extinguishment of debt was recognized, which consisted of the write off of $136 million of unamortized debt discounts and $34 million of unamortized debt issuance costs associated with the U.S. Treasury credit facilities and $367 million of unamortized debt discounts and $14 million of unamortized debt issuance costs associated with the EDC credit facilities. These charges are included in Loss on Extinguishment of Debt in the accompanying Consolidated Statements of Operations for the period from January 1, 2011 to May 24, 2011.

Amounts Available for Borrowing under Credit Facilities

As of December 31, 2012, our $1.3 billion Revolving Facility remains undrawn and the Tranche B Term Loan and Mexican development banks credit facilities remain fully drawn. Our $5.0 billion ($5.0 billion CAD) Gold Key Lease secured revolving credit facility remains undrawn as of December 31, 2012. However, as we are currently winding down the Gold Key Lease program, no additional funding will be provided.

Note 14. Income Taxes

FNA LLC is a limited liability company classified as a corporation for U.S. federal income tax purposes. As such, FNA LLC is a taxable entity for U.S. federal income tax purposes, and is responsible for its allocated share of taxable income or loss of Chrysler Group in accordance with the Chrysler Group limited liability company agreement and partnership tax rules and regulations. FNA’s provision for income taxes includes U.S. federal and state taxes for its allocated share of taxable income or loss of Chrysler Group, in addition to income taxes for Chrysler Group’s U.S. and foreign corporate subsidiaries, as well as for certain U.S. states which impose income taxes upon non-corporate legal entities. FNA does not have significant operations other than those of Chrysler Group.

Chrysler Group is a limited liability company classified as a partnership entity for U.S. federal income tax purposes. As such, Chrysler Group is not a taxable entity for U.S. federal income tax purposes. Chrysler Group’s provision excludes U.S. federal income taxes. However, Chrysler Group’s provision for income taxes includes income taxes for its U.S. and foreign corporate subsidiaries, as well as for certain U.S. states which impose income taxes upon non-corporate legal entities.

Income (loss) before income taxes by jurisdiction was as follows (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
United States	$1,123	$(139)	$(71)	$(731)
Foreign	974	504	(129)	218

Total	$2,097	$365	$(200)	$(513)

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 14. Income Taxes —Continued

Income tax expense (benefit) consisted of the following (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Current:
United States	$12	$—	$—	$—
Foreign	267	98	111	77
State and local	23	5	4	7

	302	103	115	84

Deferred:
United States	(10)	1	—	—
Foreign	8	(6)	(14)	60
State and local	(8)	3	—	(5)

	(10)	(2)	(14)	55

Total	$292	$101	$101	$139

The significant components of deferred tax expense (benefit) were as follows (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Deferred tax expense (benefit) (exclusive of the items below)	$266	$(3)	$(9)	$81
Benefits of operating loss carryforwards	(259)	(2)	(5)	(21)
Adjustment due to changes in enacted tax rates or laws	(17)	3	—	(5)

Total	$(10)	$(2)	$(14)	$55

Provisions are made for estimated foreign income taxes, less available tax credits and deductions, which may be incurred on the future repatriation of our share of our subsidiaries’ undistributed cumulative earnings which are not deemed to be permanently reinvested. There were no provisions recorded on temporary differences of approximately $0.8 billion for U.S. income taxes and on temporary differences of approximately $1.0 billion for foreign withholding taxes because these differences are permanent in duration. These amounts may become taxable upon a repatriation of assets from the subsidiaries or a sale or liquidation of the subsidiaries. There are no plans to repatriate the retained earnings from these subsidiaries, as the earnings are permanently reinvested. Quantification of the deferred tax liability, if any, associated with permanently reinvested earnings is not practicable.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 14. Income Taxes —Continued

A reconciliation of income tax expense provided using the U.S. federal statutory tax rate of 35 percent to actual income taxes was as follows (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Tax expense (benefit) at U.S. federal statutory tax rate	$735	$128	$(70)	$(180)
Losses (income) not subject to federal or state taxes	33	(13)	57	278
Adjustment to taxes receivable	2	(13)	(7)	(165)
Valuation allowances	(445)	68	49	100
Income tax reserves	4	(1)	(5)	61
Foreign statutory rate difference	(83)	(38)	8	(12)
Non-deductible expenses	9	(32)	26	48
Tax rate change	(17)	1	—	11
Withholding taxes	27	7	3	3
Foreign currency translation	10	(39)	13	(12)
Prior year tax return adjustments	4	39	22	—
State and local taxes, net of federal tax	15	12	—	2
Tax credits	—	(9)	—	—
Other	(2)	(9)	5	5

	$292	$101	$101	$139

Effective income tax rate	14%	28%	(50)%	(27)%

For the year ended December 31, 2012, the relationship between income tax expense and the expected U.S. federal statutory tax rate differs primarily due to decreases in valuation allowances from utilization of net operating losses in the U.S. and movements in deferred tax assets for Canada and other foreign jurisdictions. The difference is also due to differences between foreign statutory tax rates and the U.S. federal statutory tax rate.

For the period May 25, 2011 to December 31, 2011, the relationship between income tax expense and the expected U.S. federal statutory tax rate differs primarily due to differences between foreign statutory tax rates and the U.S. federal statutory tax rate. The difference is also due to adjustments made to prior year returns and increases in valuation allowances in the U.S., Canada and other foreign jurisdictions.

For the period January 1, 2011 to May 24, 2011, the relationship between income tax expense and the expected U.S. federal statutory tax rate differs primarily due to losses generated by Chrysler Group and its 100 percent owned LLCs. The difference is also due to adjustments made to prior year returns and differences between foreign statutory tax rates and the U.S. federal statutory tax rate.

For the year ended December 31, 2010, the relationship between income tax expense and the expected U.S. federal statutory tax rate differs primarily due to losses generated by Chrysler Group and its 100 percent owned LLCs, the establishment of additional Canadian income tax receivables for prior year tax refunds and increases in valuation allowances in the U.S., Canada and other foreign jurisdictions.

As of December 31, 2012, we had $184 million of total unrecognized tax benefits on uncertain tax positions. These are tax contingencies recorded, that if reversed due to a successful outcome, would favorably affect the income tax rate in future periods. Our practice is to recognize interest and penalties on uncertain tax positions in income tax expense. During the year ended December 31, 2012, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, net interest expense of $3 million, $2 million and $3 million, respectively, was recognized in income tax expense. During the period from May 25, 2011 to December 31, 2011, there was no net interest expense recognized in income tax expense.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 14. Income Taxes —Continued

Accrued interest on uncertain tax positions was $15 million and $19 million as of December 31, 2012 and 2011, respectively. A reconciliation of unrecognized tax benefits was as follows (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Unrecognized tax benefits at beginning of period	$140	$—	$949	$838
Consolidation of Chrysler Group	—	169	—	—
Settlements with tax authorities	(34)	—	(783)	—
Gross increases for tax positions of prior years	115	30	—	84
Gross decreases for tax positions of prior years	(37)	(52)	—	(16)
Exchange rate differences	—	(7)	3	43

Unrecognized tax benefits at end of period	$184	$140	$169	$949

In connection with the 363 Transaction, Chrysler Group acquired a majority of the equity investments of Old Carco’s direct and indirect subsidiaries and assumed liabilities for uncertain tax positions related to those subsidiaries. We file income tax returns in multiple jurisdictions and are subject to examination by taxing authorities throughout the world. Examinations by tax authorities have been completed through 2006 in Mexico and 2007 in Canada.

For the period from January 1, 2011 to May 24, 2011, the settlements with tax authorities of $783 million related to tax payments made during the period by a subsidiary of Daimler AG (“Daimler”) or by Chrysler Group in connection with the Chrysler Canada transfer pricing audit.

Chrysler Canada was reassessed additional taxes for the years 1996 through August 3, 2007 by the Canada Revenue Agency and the Provincial Tax Authorities, collectively referred to as the “Canadian Tax Authorities,” related to transfer pricing adjustments (the “Canadian Transfer Pricing Reassessment”). In accordance with the terms of the June 3, 2009 tax settlement agreement between CG Investment Group LLC, Chrysler Holding, Old Carco and Daimler, which was subsequently assigned to and assumed by Chrysler Group in connection with the 363 Transaction, Daimler agreed to reimburse Chrysler Group for any tax and related interest and penalties in respect of certain specific tax liabilities arising prior to August 3, 2007, including the Canadian Transfer Pricing Reassessment.

The final reassessment on the Canadian transfer pricing matter (“Final Reassessment”) resulted in $1.5 billion of additional taxes and interest associated with this matter being owed to the Canadian Tax Authorities. The Canadian Tax Authorities applied $751 million of payments previously made by Chrysler Group against the amount owing under the Final Reassessment and as of May 24, 2011, Daimler had fully reimbursed Chrysler Group for these amounts. In addition, during the period from January 1, 2011 to May 24, 2011 Daimler made payments of $660 million to the Canadian Tax Authorities related to this matter and the remainder of the obligation was fully settled in 2012. No additional reimbursements were received from Daimler related to this matter during the year ended December 2012 and the period from May 25, 2011 to December 31, 2011. As of December 31, 2012 and 2011, our tax receivable from Daimler associated with this matter was $63 million and $61 million, respectively, and is included in Prepaid Expenses and Other Assets in the accompanying Consolidated Balance Sheets. As of December 31, 2011, the $49 million associated obligation to the Canadian Tax Authorities, which was net of $12 million of payments previously approved against the Final Reassessment in 2011, was included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets.

Deferred tax assets and liabilities result from differences between assets and liabilities measured for financial reporting purposes from both continuing operations and other comprehensive income, and those measured for income tax return purposes. The deferred tax assets and liabilities include foreign taxes for our corporate subsidiaries and certain U.S. states which impose income taxes upon non-corporate legal entities. FNA LLC also records deferred tax assets and liabilities related to its investment in Chrysler Group, based on its proportionate ownership. The investment in Chrysler Group is

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 14. Income Taxes —Continued

adjusted for certain reversals of book-tax basis differences inside the partnership, primarily goodwill that is not deductible for tax purposes. The deferred tax liability for our investment in Chrysler Group is largely attributable to the indefinite-lived brand name intangible assets, which is not subject to a valuation allowance.

The significant components of deferred tax assets and liabilities as of December 31 were as follows (in millions of dollars):

	Successor
	2012		2011
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Accrued expenses	$542	$—	$367	$—
Postretirement health care and life insurance benefits	452	—	410	—
Property, plant and equipment	5	333	6	318
Pension liabilities and assets	222	—	270	1
U.S. federal and foreign NOL carryforwards	182	—	480	—
State and local taxes, including state NOL	110	20	81	28
Tax credit carryforwards	184	—	151	—
Lease transactions	—	3	—	6
Investment in Chrysler Group	3,051	732	2,299	698
Other	73	161	206	132

	4,821	1,249	4,270	1,183
Valuation allowance	(4,395)	—	(3,862)	—

Total	$426	$1,249	$408	$1,183

Deferred tax assets included the following tax credit and net operating loss carryforwards as of December 31 (in millions of dollars):

		Successor
		2012		2011
	Expiration	Deferred Tax Asset	Valuation Allowance	Deferred Tax Asset	Valuation Allowance
Tax credit carryforwards:
U.S. Federal	2030 – 2031	$89	$(89)	$78	$(78)
U.S. State	2016 – 2022	3	(3)	—	—
Canada	2014 – 2029	26	(26)	6	(6)
Mexico	2012 – 2018	56	(52)	44	(33)
Other Foreign	2012 – 2018	10	(10)	23	(23)

	Total	$184	$(180)	$151	$(140)

NOL carryforwards:
U.S. Federal NOLs, net	2030 – 2031	$81	$(81)	$340	$(340)
U.S. States NOLs, net	2030 – 2031	25	(25)	46	(46)
Foreign NOLs, net
Canada	2012 – 2031	—	—	32	(32)
Mexico	2017 – 2023	31	(31)	24	(24)
Other	2012 – 2027	9	(9)	8	(8)
	Indefinite	61	(61)	76	(76)

	Total	$207	$(207)	$526	$(526)

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 14. Income Taxes —Continued

A valuation allowance on deferred tax assets is required if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient taxable income during the carryback or carryforward periods applicable in each stated tax jurisdiction. In assessing the realizability of deferred tax assets, we consider both positive and negative evidence. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. Concluding that a valuation allowance is not required is difficult when there is absence of objective and verifiable positive evidence and there is significant negative evidence which is objective and verifiable, such as cumulative losses in recent years.

Our deferred tax assets consist primarily of FNA LLC’s investment in Chrysler Group and those of our subsidiaries in foreign jurisdictions. We have concluded that negative evidence, including the lack of sustained profitability, outweighs our positive evidence. Our subsidiaries in foreign jurisdictions are highly dependent on our North American operations, which consists primarily of our U.S. operations. Despite our recent financial results, we have not yet reached a level of sustained profitability for our U.S. operations, as Chrysler Group has undergone significant changes in its capital structure, management and business strategies since the 363 Transaction. We have also implemented several new product development programs. Accordingly, at December 31, 2012, we continued to maintain valuation allowances on our net deferred tax assets of $4,395 million, an increase of $533 million from December 31, 2011.

Note 15. Commitments, Contingencies and Concentrations

Litigation

Various legal proceedings, claims and governmental investigations are pending against us on a wide range of topics, including vehicle safety; emissions and fuel economy; dealer, supplier and other contractual relationships; intellectual property rights; product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. We establish an accrual in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these accruals represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require us to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2012.

The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on our operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, we believe that any resulting adjustment would not materially affect our consolidated financial position or cash flows.

Environmental Matters

We are subject to potential liability under government regulations and various claims and legal actions that are pending or may be asserted against us concerning environmental matters. Estimates of future costs of such environmental matters are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which we may have remediation responsibility and the apportionment and collectability of remediation costs among responsible parties. We establish reserves for these environmental matters when a

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 15. Commitments, Contingencies and Concentrations —Continued

Environmental Matters —Continued

loss is probable and reasonably estimable. It is reasonably possible that the final resolution of some of these matters may require us to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on our operating results for the particular reporting period in which an adjustment to the estimated reserve is recorded, we believe that any resulting adjustment would not materially affect our consolidated financial position or cash flows.

Voluntary Service Actions and Recall Actions

We periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles we sell. We establish reserves for product warranty obligations, including the estimated cost of these service and recall actions, when the related sale is recognized. Refer to Note 12, Accrued Expenses and Other Liabilities, for additional information. The estimated future costs of these actions are based primarily on historical claims experience for our vehicles. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action that may result in adjustments to the established reserves. It is reasonably possible that the ultimate cost of these service and recall actions may require us to make expenditures in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the ultimate cost of these service and recall actions could have a material effect on our operating results for the particular reporting period in which an adjustment to the estimated reserve is recorded, we believe that any such adjustment would not materially affect our consolidated financial position or cash flows.

Commercial Commitments

Several major tier one and other automotive suppliers have short-term liquidity constraints due to the lack of available credit. In certain circumstances, we have provided financial support to such suppliers to avoid prolonged interruptions in the supply of components to us. Financial support includes, but is not limited to, parts re-pricing, debtor-in-possession loans, bridge loans, inventory financing and capital expenditure advances. In addition to parts re-pricing actions, we have recorded net charges of $19 million, $24 million, $17 million and $65 million for financing support to suppliers for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively, which are included in Cost of Sales in the accompanying Consolidated Statements of Operations.

Restricted Cash

Restricted cash, which includes cash equivalents, was $371 million at December 31, 2012. Restricted cash included $259 million held on deposit or otherwise pledged to secure our obligations under various commercial agreements guaranteed by a subsidiary of Daimler, $24 million of collateral for foreign currency exchange and commodity hedge contracts, and $88 million of collateral for other contractual agreements.

Concentrations

Suppliers

Although we have not experienced any significant deterioration in our annual production volumes as a result of materials or parts shortages, we have from time to time experienced short term interruptions and variability in quarterly production schedules as a result of temporary supply constraints or disruptions in the availability of raw materials, parts and components as a result of natural disasters and other unexpected events. Additionally, we regularly source systems, components, parts, equipment and tooling from a sole provider or limited number of providers. Therefore, we are at risk for production delays and losses should any supplier fail to deliver goods and services on time. We continuously work with our suppliers to

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 15. Commitments, Contingencies and Concentrations —Continued

Concentrations —Continued

Suppliers —Continued

monitor potential supply constraints and to mitigate the effects of any emerging shortages on our production volumes and revenues. We also maintain insurance coverage for losses we might incur due to shortages or other supplier disruptions. During the year ended December 31, 2012, we recognized insurance recoveries totaling $76 million related to losses sustained in 2011 due to supply disruptions. These recoveries were recognized as a reduction to Cost of Sales in the accompanying Consolidated Statements of Operations. The proceeds from these recoveries were fully collected as of December 31, 2012. There were no similar insurance recoveries during the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010.

Employees

In the U.S. and Canada combined, substantially all of our hourly employees and approximately one-quarter of our salaried employees were represented by unions under collective bargaining agreements, which represented 64 percent of our worldwide workforce as of December 31, 2012. The UAW and CAW represent substantially all of these represented employees in the U.S. and Canada, respectively.

In September 2012, the CAW ratified a new four-year collective bargaining agreement. The provisions of this new agreement provide for a lump sum payment to eligible CAW employees in each of the four years. In addition, the agreement maintains the current wage rates through September 2016 for employees hired prior to September 24, 2012 (“traditional employees”) and starts employees hired on or after September 24, 2012 at a lower wage rate that can increase to the current maximum wage rate of traditional employees at the end of 10 years. The new agreement expires in September 2016.

Other Matters

Ally MTA

Prior to May 2011, Chrysler Group was a party to the Ally MTA between the U.S. Treasury, Ally and USDART. The Ally MTA provided for a risk sharing arrangement, in which USDART would reimburse Ally for qualifying losses on loans with our third party dealerships issued prior to November 21, 2009. On May 19, 2011, all parties mutually agreed to terminate the Ally MTA. Under the terms of the agreement, $96 million, which represented the remaining balance of a previous advance to USDART, was transferred to Chrysler Group. In addition, under the terms of the U.S. Treasury first lien credit agreement, amounts outstanding under that agreement were reduced by $4 million, the amount of qualifying losses incurred by Ally through April 2011.

Ally Auto Finance Operating Agreement and Repurchase Obligations

In April 2012, we notified Ally that we would not renew the Auto Finance Operating Agreement (“Ally Agreement”) following expiration of its initial term on April 30, 2013. The Ally agreement was terminated on April 30, 2013. Refer to Note 25, Subsequent Events, for information regarding our new private-label financing agreement with Santander Consumer USA Inc., an affiliate of Banco Santander. In addition, on February 1, 2013, the Canadian automotive finance business of Ally was acquired by the Royal Bank of Canada (“RBC”). Canadian dealers with financing through Ally were offered new lending agreements with RBC, as the Ally-financing arrangements did not transfer with sale. Notwithstanding the termination of the Ally agreement, we anticipate that Ally will continue to provide wholesale and retail financing to our dealers and retail customers in the U.S. in accordance with its usual and customary lending standards. Our dealers and retail customers also obtain funding from other financing sources.

In accordance with the terms of the Ally Agreement, we were previously obligated to repurchase Ally-financed U.S. and Canadian dealer inventory, upon certain triggering events and with certain exceptions, in the event of an actual or constructive termination of a dealer’s franchise agreement, including in certain circumstances when Ally forecloses on all

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 15. Commitments, Contingencies and Concentrations —Continued

Other Matters —Continued

Ally Auto Finance Operating Agreement and Repurchase Obligations —Continued

assets of a dealer securing financing provided by Ally. These obligations exclude vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage or an original invoice date that is more than one year prior to the repurchase date. Due to the Ally-financing arrangements in Canada not transferring to RBC as noted above, we no longer have an obligation to repurchase dealer inventory in Canada that was acquired prior to February 1, 2013 and was financed by Ally. We remain obligated to repurchase Ally-financed U.S. dealer inventory that was acquired on or before April 30, 2013, subject to criteria above.

As of December 31, 2012, the maximum potential amount of future payments required to be made to Ally under this guarantee was approximately $7.3 billion and was based on the aggregate repurchase value of eligible vehicles financed by Ally in our U.S. dealer stock. If vehicles are required to be repurchased under this arrangement, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than $0.1 million at December 31, 2012, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. The estimates are based on historical experience.

Other Repurchase Obligations

In accordance with the terms of other wholesale financing arrangements in Mexico, we are required to repurchase dealer inventory financed under these arrangements, upon certain triggering events and with certain exceptions, including in the event of an actual or constructive termination of a dealer’s franchise agreement. These obligations exclude certain vehicles including, but not limited to, vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage.

As of December 31, 2012, the maximum potential amount of future payments required to be made in accordance with these other wholesale financing arrangements was approximately $325 million and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer’s stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than $0.1 million at December 31, 2012, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. The estimates are based on historical experience.

Arrangements with Key Suppliers

From time to time, in the ordinary course of our business, we enter into various arrangements with key suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Purchases under these arrangements from third parties were $437 million, $393 million, $281 million and $295 million for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively. Future minimum purchase obligations under these arrangements as of December 31, 2012 were as follows (in millions of dollars):

2013	$290
2014	273
2015	121
2016	90
2017	68
2018 and thereafter	—

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 15. Commitments, Contingencies and Concentrations —Continued

Other Matters —Continued

Arrangements with Key Suppliers —Continued

In addition, certain of the arrangements we have entered into with Fiat contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Purchases under these arrangements were $383 million, $190 million and $115 million for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011 and the period from January 1, 2011 to May 24, 2011, respectively. We did not have any purchases under these arrangements for the year ended December 31, 2010. Future minimum purchase obligations under these arrangements as of December 31, 2012 were as follows (in millions of dollars):

2013	$4
2014	7
2015	2
2016	2
2017	2
2018 and thereafter	—

We also enter into similar arrangements containing unconditional purchase obligations to purchase a minimum quantity of goods for which pricing is variable, and therefore do not have fixed and determinable future payment streams. Under these arrangements we are obligated to make payments or receive reimbursements if our purchase volumes are outside a specified range of values. Purchases from third parties under these arrangements were $441 million, $202 million, $144 million and $116 million for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively. We did not have any purchases from unconsolidated related companies under these arrangements.

Lease Commitments

The majority of our lease payments are for operating leases. As of December 31, 2012, the future minimum rental commitments under operating leases with non-cancelable lease terms in excess of one year were as follows (in millions of dollars):

2013	$ 135
2014	109
2015	84
2016	69
2017	57
2018 and thereafter	195

Future minimum lease commitments have not been reduced by minimum sublease rental income of $55 million due in the future under non-cancelable subleases. Rental expense under operating leases was $174 million, $93 million, $82 million and $168 million for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively. We received sublease rentals of $20 million, $13 million, $11 million and $28 million during the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 16. Fair Value Measurements

The following summarizes our financial assets and liabilities measured at fair value on a recurring basis as of December 31 (in millions of dollars):

		Successor
		2012
		Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents		$10,905	$929	$—	$11,834
Restricted cash		371	—	—	371
Derivatives:
Currency forwards and swaps		—	6	—	6
Commodity swaps		—	18	12	30

	Total	$11,276	$953	$12	$12,241

Liabilities:
Derivatives:
Currency forwards and swaps		$—	$44	$—	$44
Commodity swaps		—	8	3	11

	Total	$—	$52	$3	$55

		Successor
		2011
		Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents		$8,976	$625	$—	$9,601
Restricted cash		461	—	—	461
Derivatives:
Currency forwards and swaps		—	67	—	67
Commodity swaps		—	—	1	1

	Total	$9,437	$692	$1	$10,130

Liabilities:
Derivatives:
Currency forwards and swaps		$—	$6	$—	$6
Commodity swaps		—	88	36	124

	Total	$—	$94	$36	$130

During the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011 and the period from January 1, 2011 to May 24, 2011, there were no transfers between Level 1 and Level 2 or into or out of Level 3.

We enter into over-the-counter currency forward and swap contracts to manage our exposure to risk relating to changes in foreign currency exchange rates. We estimate the fair value of currency forward and swap contracts by discounting future net cash flows derived from market-based expectations for exchange rates to a single present value.

We enter into over-the-counter commodity swaps to manage our exposure to risk relating to changes in market prices of various commodities. Swap contracts are fair valued by discounting future net cash flows derived from market-based expectations for commodity prices to a single present value. For certain commodities within our portfolio, market-based expectations of these prices are less observable, and alternative sources are used to develop these inputs. We have classified these commodity swaps as Level 3 within the fair value hierarchy.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 16. Fair Value Measurements —Continued

We take into consideration credit valuation adjustments on both assets and liabilities taking into account credit risk of our counterparties and non-performance risk as described in Note 17, Derivative Financial Instruments and Risk Management.

The following summarizes the changes in Level 3 items measured at fair value on a recurring basis (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Derivatives Assets (Liabilities):
Balance at beginning of the period	$(35)	$—	$41	$(28)
Consolidation of Chrysler Group	—	22	—	—
Total realized and unrealized gains (losses):
Included in Net Income (Loss) (1)	(36)	(4)	15	33
Included in Other Comprehensive Income (Loss) (2)	51	(43)	(12)	46
Settlements (3)	29	(10)	(22)	(10)
Transfers into Level 3	—	—	—	—
Transfers out of Level 3	—	—	—	—

Fair value at end of the period	$9	$(35)	$22	$41

Changes in unrealized losses relating to instruments held at end of period (1)	$—	$—	$—	$27

(1)	The related realized and unrealized gains (losses) are recognized in Cost of Sales in the accompanying Consolidated Statements of Operations.
(2)	The related realized and unrealized gains (losses) are recognized in Derivatives in the accompanying Consolidated Statements of Comprehensive Loss.
(3)	There were no purchases, issuances or sales during the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010.

The following summarizes the unobservable inputs related to Level 3 items measured at fair value on a recurring basis as of December 31, 2012:

	Net Asset (in millions of dollars)	Valuation Technique	Unobservable Input	Range	Unit of Measure
Commodity swaps	$9	Discounted	Platinum forward points	$0.12 — $5.43	Per troy ounce
		cash flow	Palladium forward points	$0.09 — $5.80	Per troy ounce
			Natural gas forward points	$(0.04) — $0.44	Per giga-joule

The forward points that were used in the valuation of platinum, palladium and certain natural gas contracts were deemed unobservable. Significant increases or decreases in any of the unobservable inputs in isolation would not significantly impact our fair value measurements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 16. Fair Value Measurements —Continued

The carrying amounts and estimated fair values of our financial instruments as of December 31 were as follows (in millions of dollars):

	Successor
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$11,834	$11,834	$9,601	$9,601
Restricted cash	371	371	461	461
Financial liabilities (1)	13,583	13,950	13,368	12,234
Derivatives:
Included in Prepaid Expenses and Other Assets and Advances to Related Parties and Other Financial Assets	36	36	68	68
Included in Accrued Expenses and Other Liabilities	55	55	130	130

(1)	The fair value of financial liabilities includes $6.5 billion measured utilizing Level 2 inputs and $7.5 billion measured utilizing Level 3 inputs at December 31, 2012.

The estimated fair values have been determined by using available market information and valuation methodologies as described below. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair values.

The methods and assumptions used to estimate the fair value of financial instruments are consistent with the definition presented in the accounting guidance for fair value measurements and are as follows:

Cash and cash equivalents, including restricted cash

The carrying value of cash and cash equivalents approximates fair value due to the short maturity of these instruments and consists primarily of money market funds, certificates of deposit, commercial paper, time deposits and bankers’ acceptances.

Financial liabilities

We estimate the fair values of our financial liabilities using quoted market prices where available. Where market prices are not available, we estimate fair value by discounting future cash flows using market interest rates, adjusted for non-performance risk over the remaining term of the financial liability.

Derivative instruments

The fair values of derivative instruments are based on pricing models or formulas using current estimated cash flow and discount rate assumptions.

Note 17. Derivative Financial Instruments and Risk Management

All derivative instruments are recognized in the accompanying Consolidated Balance Sheets at fair value. We do not net our derivative position by counterparty for purposes of balance sheet presentation and disclosure. The fair values of our derivative financial instruments are based on pricing models or formulas using current estimated cash flow and discount rate assumptions. We include an adjustment for non-performance risk in the recognized measure of fair value of derivative instruments. The adjustment is estimated based on the net exposure by counterparty. We use an estimate of the counterparty’s non-performance risk when we are in a net asset position and an estimate of our own non-performance risk when we are in a net liability position. As of December 31, 2012 and 2011, the adjustment for non-performance risk did not materially impact the fair value of derivative instruments.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 17. Derivative Financial Instruments and Risk Management —Continued

The use of derivatives exposes us to the risk that a counterparty may default on a derivative contract. We establish exposure limits for each counterparty to minimize this risk and provide counterparty diversification. Substantially all of our derivative exposures are with counterparties that have long-term credit ratings of single–A or better. The aggregate fair value of derivative instruments in asset positions as of December 31, 2012 and 2011 was $36 million and $68 million, respectively, representing the maximum loss that we would recognize at that date if all counterparties failed to perform as contracted. We enter into master agreements with counterparties that generally allow for netting of certain exposures; therefore, the actual loss that we would recognize if all counterparties failed to perform as contracted could be significantly lower.

The terms of the agreements with our counterparties for foreign currency exchange and commodity hedge contracts require us to post collateral when derivative instruments are in a liability position, subject to posting thresholds. In addition, these agreements contain cross-default provisions that, if triggered, would permit the counterparty to declare a default and require settlement of the outstanding net asset or liability positions. These cross-default provisions could be triggered if there was a non-performance event under certain debt obligations. The fair values of the related gross liability positions as of December 31, 2012 and 2011, which represent our maximum potential exposure, were $55 million and $130 million, respectively. As of December 31, 2012 and 2011, we posted $24 million and $96 million, respectively, as collateral for foreign exchange and commodity hedge contracts that were outstanding at the respective year ends. The cash collateral is included in Restricted Cash in the accompanying Consolidated Balance Sheets.

The following presents the gross and net amounts of our derivatives assets and liabilities after giving consideration to the terms of the master netting arrangements with our counterparties as of December 31 (in millions of dollars):

	Successor
	2012		2011
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Gross amounts recognized in the Consolidated Balance Sheets	$36	$55	$68	$130
Gross amounts not offset in the Consolidated Balance Sheets that are eligible for offsetting
Derivatives	(24)	(24)	(33)	(33)
Cash collateral pledged	—	(24)	—	(96)

Net Amount	$12	$7	$35	$1

The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure to the financial risks described above. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivative instruments, such as foreign currency exchange rates or commodity volumes and prices.

Cash Flow Hedges

We use financial instruments designated as cash flow hedges to hedge exposure to foreign currency exchange risk associated with transactions in currencies other than the functional currency in which we operate. We also use financial instruments designated as cash flow hedges to hedge our exposure to commodity price risk associated with buying certain commodities used in the ordinary course of our operations.

Changes in the fair value of designated derivatives that are highly effective as cash flow hedges are recorded in AOCI, net of estimated income taxes. These changes in the fair value are then released into earnings contemporaneously with the earnings effects of the hedged items. Cash flows associated with cash flow hedges are reported in Net Cash Provided by Operating Activities in the accompanying Consolidated Statements of Cash Flows. The ineffective portions of the fair value changes are recognized in the results of operations immediately. The amount of ineffectiveness recorded for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011 and the period from January 1, 2011 to May 24, 2011 was immaterial. Our cash flow hedges mature within 18 months.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 17. Derivative Financial Instruments and Risk Management —Continued

Cash Flow Hedges —Continued

We discontinue hedge accounting prospectively and hold amounts in AOCI with future changes in fair value recorded directly in earnings when (i) it is determined that a derivative is no longer highly effective in offsetting changes in cash flows of a hedged item; (ii) the derivative is discontinued as a hedge instrument because it is not probable that a forecasted transaction will occur or (iii) the derivative expires or is sold, terminated or exercised. Those amounts held in AOCI are subsequently reclassified into income over the same period or periods during which the forecasted transaction affects income. When hedge accounting is discontinued because it is determined that the forecasted transactions will not occur, the derivative continues to be carried on the balance sheet at fair value, and gains and losses that were recorded in AOCI are recognized immediately in earnings. The hedged item may be designated prospectively into a new hedging relationship with another derivative instrument.

The following summarizes the fair values of derivative instruments designated as cash flow hedges which were outstanding as of December 31 (in millions of dollars):

		Successor
		2012
		Notional Amounts	Derivative Assets (1)	Derivative Liabilities (2)
Currency forwards and swaps		$3,369	$4	$(43)
Commodity swaps		223	13	(8)

	Total	$3,592	$17	$(51)

		Successor
		2011
		Notional Amounts	Derivative Assets (1)	Derivative Liabilities (2)
Currency forwards and swaps		$2,597	$63	$(4)
Commodity swaps		313	1	(50)

	Total	$2,910	$64	$(54)

(1)	The related derivative instruments are recognized in Prepaid Expenses and Other Assets and Advances to Related Parties and Other Financial Assets in the accompanying Consolidated Balance Sheets.
(2)	The related derivative instruments are recognized in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 17. Derivative Financial Instruments and Risk Management —Continued

Cash Flow Hedges —Continued

The following summarizes the gains (losses) recorded in other comprehensive income (loss) and reclassified from AOCI to income (in millions of dollars):

	Successor
	Year Ended December 31, 2012
	AOCI as of January 1, 2012	Gain (Loss) Recorded in OCI	Gain (Loss) Reclassified from AOCI to Income	AOCI as of December 31, 2012
Currency forwards and swaps	$82	$(103)	$19	$(40)
Commodity swaps	(57)	11	(50)	4

Total	$25	$(92)	$(31)	$(36)

	Successor
	Period from May 25, 2011 to December 31, 2011
	Predecessor AOCI as of May 24, 2011	Elimination of Predecessor AOCI	AOCI as of May 25, 2011	Gain (Loss) Recorded in OCI	Gain (Loss) Reclassified from AOCI to Income	AOCI as of December 31, 2011
Currency forwards and swaps	$(98)	$98	$—	$166	$84	$82
Commodity swaps	33	(33)	—	(62)	(5)	(57)

Total	$(65)	$65	$—	$104	$79	$25

	Predecessor
	Period from January 1, 2011 to May 24, 2011
	AOCI as of January 1, 2011	Gain (Loss) Recorded in OCI	Gain (Loss) Reclassified from AOCI to Income	AOCI as of May 24, 2011
Currency forwards and swaps	$(74)	$(130)	$(106)	$(98)
Commodity swaps	42	1	10	33

Total	$(32)	$(129)	$(96)	$(65)

	Predecessor
	Year Ended December 31, 2010
	AOCI as of January 1, 2010	Gain (Loss) Recorded in OCI	Gain (Loss) Reclassified from AOCI to Income	AOCI as of December 31, 2010
Currency forwards and swaps	$—	$(74)	$—	$(74)
Commodity swaps	—	41	(1)	42

Total	$—	$(33)	$(1)	$(32)

We expect to reclassify existing net losses of $42 million from AOCI to income within the next 12 months.

Derivatives Not Designated as Hedges

Some derivatives do not qualify for hedge accounting; for others, we elect not to apply hedge accounting. We use derivatives to economically hedge our financial and operational exposures. Unrealized and realized gains and losses related to derivatives that are not designated as accounting hedges are included in Revenues, Net or Cost of Sales in the accompanying

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 17. Derivative Financial Instruments and Risk Management —Continued

Derivatives Not Designated as Hedges —Continued

Consolidated Statements of Operations as appropriate depending on the nature of the risk being hedged. Cash flows associated with derivatives that are not designated as hedges are reported in Net Cash Provided by Operating Activities in the accompanying Consolidated Statements of Cash Flows.

The following summarizes the fair values of derivative instruments not designated as hedges as of December 31 (in millions of dollars):

	Successor
	2012
	Notional Amounts	Derivative Assets (1)	Derivative Liabilities (2)
Currency forwards and swaps	$324	$2	$(1)
Commodity swaps	399	17	(3)

Total	$723	$19	$(4)

	Successor
	2011
	Notional Amounts	Derivative Assets (1)	Derivative Liabilities (2)
Currency forwards and swaps	$341	$4	$(2)
Commodity swaps	465	—	(74)

Total	$806	$4	$(76)

(1)	The related derivative instruments are recognized in Prepaid Expenses and Other Assets and Advances to Related Parties and Other Financial Assets in the accompanying Consolidated Balance Sheets.
(2)	The related derivative instruments are recognized in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets.

The following summarizes the effect of derivative instruments not designated as hedges in the respective financial statement captions of the accompanying Consolidated Statements of Operations (in millions of dollars):

	Financial Statement Caption	Successor		Predecessor
		Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
		Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)
Currency forwards and swaps	Revenues, Net	$(13)	$8	$(4)	$(5)
Commodity swaps	Cost of Sales	7	(112)	7	68
Interest rate swaps	Cost of Sales	—	—	1	27

Total		$(6)	$(104)	$4	$90

Note 18. Share-Based Compensation

Chrysler Group has awards outstanding under four share-based compensation plans: the Chrysler Group LLC Restricted Stock Unit Plan (“RSU Plan”), the Amended and Restated Chrysler Group LLC Directors’ Restricted Stock Unit Plan, (“Directors’ RSU Plan”), the Chrysler Group LLC Deferred Phantom Share Plan (“DPS Plan”) and the Chrysler Group LLC 2012 Long Term Incentive Plan (“2012 LTIP Plan”).

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18. Share-Based Compensation —Continued

The fair value of each unit issued under the plans is based on the fair value of Chrysler Group’s membership interests. Each unit represents a “Chrysler Group Unit,” which is equal to 1/600th of the value of a Chrysler Group Class A Membership Interest on a fully-diluted basis after conversion of the Class B Membership Interests. Refer to Note 25, Subsequent Events, for information regarding the conversion of the Chrysler Group Class B Membership Interests into Class A Membership Interests in January 2013. Since there is no publicly observable trading price for Chrysler Group’s membership interests, during the periods presented fair value was determined using a discounted cash flow methodology. This approach, which is based on projected cash flows, is used to estimate Chrysler Group’s enterprise value. The fair value of Chrysler Group’s outstanding interest bearing debt, as of the measurement date, is deducted from its enterprise value to arrive at the fair value of equity. This amount is then divided by the total number of Chrysler Group Units, as determined above, to estimate the fair value of a single Chrysler Group Unit. The significant assumptions used in the contemporaneous calculation of fair value at each issuance date and for each period included the following, which is based on Chrysler Group’s consolidated financial information only:

•	Four years of annual projections prepared by management that reflect the estimated after-tax cash flows a market participant would expect to generate from operating the Chrysler Group business;

•	A terminal value which was determined using a growth model that applied a 2.0 percent long-term growth rate to projected after-tax cash flows beyond the four year window. The long-term growth rate was based on our internal projections, as well as industry growth prospects;

•	An estimated after-tax WACC ranging from 16.0 percent to 16.5 percent in 2012, 14.4 percent to 16.5 percent in 2011, and 15.0 percent to 15.3 percent in 2010; and

•	Projected worldwide factory shipments ranging from approximately 2 million vehicles in 2011 to approximately 3.2 million vehicles in 2016.

On June 2, 2011, Fiat agreed to acquire the U.S. Treasury’s 6.031 percent ownership interest in the Company for $500 million. As discussed in Note 3, Consolidation of Chrysler Group —Business Combination Accounting, this transaction was utilized to determine the implied fair value of Chrysler Group’s total equity as of May 24, 2011, which was $8,290 million. The implied fair value of a Chrysler Group Unit as of May 24, 2011, was $7.62, which was determined by dividing the implied fair value of equity of $8,290 million by 980 million Chrysler Group Units. The resulting per unit value was then reduced by a discount to reflect the lack of marketability of a Chrysler Group Unit, which was estimated to be 10 percent. There were no such transactions for Chrysler Group’s equity during 2012. As a result, the fair value of a Chrysler Group Unit was determined based on the discounted cash flow method discussed above.

Based on these calculations, the per unit fair value of a Chrysler Group Unit, calculated based on the fully-diluted Chrysler Group Units of 980 million, was estimated to be $9.00, $7.63, $7.62 and $4.87 at December 31, 2012, December 31, 2011, May 24, 2011 and December 31, 2010, respectively. All per unit fair values include a discount for lack of marketability of 10 percent.

As of December 31, 2012, 29,400,000 units are authorized to be granted for the RSU Plan, Directors’ RSU Plan and 2012 LTIP Plan. There is no limit on the number of Phantom Shares authorized under the DPS Plan. Upon adoption of the 2012 LTIP Plan, Chrysler Group agreed to cease making further grants under the RSU Plan and DPS Plan. The plans are described in more detail below.

Anti-Dilution Adjustment

The documents governing the Chrysler Group share-based compensation plans contain anti-dilution provisions which provide for an adjustment to the number of Chrysler Group Units granted under the plans in order to preserve, or alternatively prevent the enlargement of, the benefits intended to be made available to the holders of the awards should an event occur that impacts Chrysler Group’s capital structure.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18. Share-Based Compensation —Continued

Anti-Dilution Adjustment —Continued

The method by which the Class B Membership Interests are to be converted into Class A Membership Interests requires that the Class B Membership Interests shall represent a portion of the total Class A Membership Interests equal to the aggregate Class B Membership Interests immediately prior to such conversion.

The calculated number of Chrysler Group Units was originally determined by converting the Class B Membership Interests into Class A Membership Interests assuming they represented a 20 percent aggregate ownership interest in Chrysler Group. The following details the original conversion calculation:

Membership Interests	Authorized, issued and outstanding as of June 10, 2009 (prior to conversion)	Percentage Ownership Interest as of June 10, 2009 (prior to conversion)	Calculated authorized, issued and outstanding (post conversion)
Chrysler Group Class A	800,000	80%	1,000,000	(1)
Chrysler Group Class B	200,000	20%	—

Total Chrysler Group Class A Membership Interests			1,000,000

Total Chrysler Group Units (Chrysler Group Class A * 600)			600,000,000

(1)	800,000 / 80% = 1,000,000

During 2011, Chrysler Group achieved two of the Class B Events described in its governance documents and Fiat exercised its incremental equity call option for FNA LLC to acquire an additional 16 percent fully-diluted ownership interest in Chrysler Group. In each case, our ownership interest in Chrysler Group increased through the dilution of the outstanding Chrysler Group Class A Membership Interests and consequently, the value of a Chrysler Group Unit. Refer to Note 20, Other Transactions with Related Parties, for additional information regarding these events. In addition, in July 2011, we acquired all of the Class A Membership Interests in Chrysler Group previously held by the U.S. Treasury and the Canadian Government. This did not impact the anti-dilution adjustment calculation. Therefore, in September 2011, and in accordance with the terms of the share-based compensation plans, the number of Chrysler Group Units authorized and granted was adjusted to preserve the economic value of the awards previously granted in order to offset the dilutive effect of changes in our ownership interests in Chrysler Group. At the time the adjustment was made, the Class B Membership Interests represented a 30 percent aggregate ownership interest in Chrysler Group. However, Chrysler Group determined that it would be appropriate to convert the Class B Membership Interests into Class A Membership Interests assuming they represented a 35 percent aggregate ownership interest in Chrysler Group, which took into consideration Chrysler Group’s achievement of the third and final Class B Event, which occurred in January 2012. While the third and final Class B Event had not yet been achieved at the time the adjustment was made, Chrysler Group determined that it was probable that it would be achieved in the near term, and that upon achievement, it would further dilute the outstanding Class A Membership Interests.

The following details the effect of these changes on the calculation of the total number of Chrysler Group Units:

Membership Interests	Authorized, issued and outstanding as of August 31, 2011 (prior to conversion)	Percentage Ownership Interest as of August 31, 2011 (prior to conversion)	Calculated authorized, issued and outstanding (post conversion)
Chrysler Group Class A	1,061,225	65%	1,632,654	(1)
Chrysler Group Class B	200,000	35%	—

Total Chrysler Group Class A Membership Interests			1,632,654

Total Chrysler Group Units (Chrysler Group Class A * 600)			979,592,400

(1)	1,061,225 / 65% = 1,632,654

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18. Share-Based Compensation —Continued

Anti-Dilution Adjustment —Continued

No other changes to any of the other terms of the awards issued under the share-based compensation plans were made in 2011. Further, as the value of the awards immediately prior to and after the adjustment was unchanged, no additional compensation expense was recognized as a result of this modification during 2011.

There were no further capital structure changes in 2012 that required an anti-dilution adjustment.

2012 Long Term Incentive Plan

In February 2012, the Compensation and Leadership Development Committee (“Compensation Committee”) of Chrysler Group’s Board of Directors approved the 2012 LTIP Plan that covers its senior executives, other than the Chief Executive Officer. The 2012 LTIP Plan is designed to retain talented professionals and reward their performance through annual grants of phantom equity in the form of restricted share units (“LTIP RSUs”), and performance share units (“LTIP PSUs”). LTIP RSUs may be granted annually, while LTIP PSUs are generally granted at the beginning of a three-year performance period. In addition, under the terms of the plan, the Compensation Committee has authority to grant additional LTIP PSU awards during the three-year performance period. The LTIP RSUs will vest over three years in one-third increments on the anniversary of their grant date, while the LTIP PSUs will vest at the end of the three-year performance period only if Chrysler Group meets or exceeds certain three-year cumulative financial performance targets, which are consistent with those used in our incentive compensation calculations for non-represented employees. Concurrent with the adoption of the 2012 LTIP Plan, the Compensation Committee established financial performance targets based on Chrysler Group’s consolidated financial results for the three-year performance period, ending December 31, 2014. If Chrysler Group does not fully achieve these targets, the LTIP PSUs will be deemed forfeited. LTIP RSUs and LTIP PSUs represent a contractual right to receive a payment in an amount equal to the fair value of one Chrysler Group Unit, as defined above.

Once vested, LTIP RSUs and LTIP PSUs will be settled in cash or, in the event Chrysler Group completes an initial public offering (“IPO”) of equity securities, the Compensation Committee has the discretion to settle the awards in cash or shares of the publicly traded stock. Settlement will be made as soon as practicable after vesting, but in any case no later than March 15th of the year following vesting. Vesting of the LTIP RSUs and LTIP PSUs may be accelerated in certain circumstances, including upon the participant’s death, disability or in the event of a change of control.

These liability-classified awards are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets.

During the year ended December 31, 2012, compensation expense of $31 million was recognized for the 2012 LTIP Plan. The corresponding tax benefit was insignificant. Total unrecognized compensation expense at December 31, 2012 was $61 million. Expense will be recognized over the remaining service periods based upon an assessment of the performance conditions being achieved. Payments made during the year ended December 31, 2012, in respect of these awards were not material.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18. Share-Based Compensation —Continued

2012 Long Term Incentive Plan —Continued

The following summarizes the activity related to the 2012 LTIP Plan awards issued to employees:

	Successor
	Year Ended December 31, 2012
	LTIP RSU	Weighted Average Grant Date Fair Value	LTIP PSU	Weighted Average Grant Date Fair Value
Non-vested at beginning of period	—	—	—	—
Granted	1,835,833	7.63	8,450,275	7.63
Vested	(20,123)	7.63	—	—
Forfeited	(10,587)	7.63	(30,591)	7.63

Non-vested at end of period	1,805,123	7.63	8,419,684	7.63

Restricted Stock Unit Plans

RSU Plan

During the year ended December 31, 2012, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, 1,266,267 RSUs, 2,749,696 RSUs and 832,069 RSUs, respectively, were granted under the RSU Plan. During the period from May 25, 2011 to December 31, 2011, there were no RSUs granted under the RSU Plan. RSUs represent a contractual right to receive a payment in an amount equal to the fair value of one Chrysler Group Unit, as defined above.

Originally, RSUs granted to employees in 2009 and 2010 vested in two tranches. In the first tranche, representing 25 percent of the RSUs, vesting occurred if the participant was continuously employed through the third anniversary of the grant date, and the Modified Earnings Before Interest, Taxes, Depreciation and Amortization (“Modified EBITDA”) threshold for 2010 was achieved. The 2010 Modified EBITDA target was achieved. In the second tranche, representing 75 percent of the RSUs, vesting occurred at the later of (i) the participant’s continuous employment through the third anniversary of the grant date and (ii) the date that Chrysler Group completes an IPO. Settlement of the 2009 and 2010 awards was initially contingent upon Chrysler Group’s repayment of a minimum of 25 percent of its outstanding U.S. Treasury debt obligations, which were fully repaid in May 2011.

In September 2012, the Compensation Committee approved a modification to the second tranche of RSUs. The modification removed the performance condition requiring an IPO to occur prior to the award vesting. Prior to this modification, the second tranche of the 2009 and 2010 RSUs were equity-classified awards. In connection with the modification of these awards, Chrysler Group determined that it was no longer probable that the awards would be settled with Chrysler Group stock. In September 2012, Chrysler Group reclassified the second tranche of the 2009 and 2010 RSUs from equity-classified awards to liability-classified awards. As a result of this modification, additional compensation expense of $16 million was recognized during the year.

For RSUs granted to employees in 2011 and 2012, vesting occurs if the participant is continuously employed through the third anniversary of the grant date.

As of December 31, 2012, all RSUs are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets. The settlement of these awards will be in cash. However, if Chrysler Group were to complete an IPO, the awards may be settled in stock, and would then be accounted for as a modification from a liability-classified award to an equity-classified award.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18. Share-Based Compensation —Continued

Restricted Stock Unit Plans —Continued

Directors’ RSU Plan

In April 2012, the Compensation Committee amended and restated the Chrysler Group LLC 2009 Directors’ Restricted Stock Unit Plan to allow grants having a one year vesting term to be granted on an annual basis. Director RSUs are granted to Chrysler Group’s non-employee members of the Board of Directors. Prior to the change, Director RSUs were granted at the beginning of a three-year performance period and vested in three equal tranches on the first, second, and third anniversary of the date of grant, subject to the participant remaining a member of Chrysler Group’s Board of Directors on each vesting date.

During the year ended December 31, 2012 and the period from May 25, 2011 to December 31, 2011, 200,256 RSUs and 50,140 RSUs were granted under the Directors’ RSU Plan, respectively. During the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010 there were no grants under the Directors’ RSU Plan. Awards issued and outstanding under this plan as of December 31, 2012 will vest in June 2013. These liability-classified awards are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets. Settlement of the awards will be made within 60 days of the director’s cessation of service on Chrysler Group’s Board of Directors and will be paid in cash. However, if Chrysler Group were to complete an IPO, the awards may be settled in stock, and would then be accounted for as a modification from a liability-classified award to an equity-classified award.

Refer to Note 25, Subsequent Events, for information regarding our contemplated company conversion and IPO of Chrysler Group Corporation’s common stock.

During the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, compensation expense of $36 million, $3 million, $15 million and $16 million respectively was recognized in total for both of the RSU plans. Compensation expense for the year ended December 31, 2012, includes the additional expense recognized in connection with the modification that occurred in September 2012. The corresponding tax benefit in all periods was insignificant. Total unrecognized compensation expense at December 31, 2012 for both of the RSU plans was $16 million and will be recognized over the remaining service periods. Payments under these plans were $4 million and $6 million during the year ended December 31, 2012 and the period from May 25, 2011 to December 31, 2011. No payments were made during the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010.

The following summarizes the activity related to RSUs issued to employees and non-employee directors:

	Successor				Predecessor
	Year Ended December 31, 2012		Period from May 25, 2011 to December 31, 2011		Period from January 1, 2011 to May 24, 2011		Year Ended December 31, 2010
	Restricted Stock Units	Weighted Average Grant Date Fair Value	Restricted Stock Units	Weighted Average Grant Date Fair Value	Restricted Stock Units	Weighted Average Grant Date Fair Value	Restricted Stock Units	Weighted Average Grant Date Fair Value
Non-vested at beginning of period	5,952,331	$3.25	7,970,388	$2.77	5,220,692	$1.20	5,720,566	$1.20
Granted	1,466,523	7.68	50,140	6.16	2,749,696	5.75	832,069	1.20
Vested	(2,586,060)	1.22	(1,331,943)	1.20	—	—	(1,331,943)	1.20
Forfeited	(97,352)	6.14	(736,254)	1.99	—	—	—	—

Non-vested at end of period	4,735,442	5.73	5,952,331	3.25	7,970,388	2.77	5,220,692	1.20

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18. Share-Based Compensation —Continued

Deferred Phantom Shares Plan

Under the DPS Plan, phantom shares of Chrysler Group (“Phantom Shares”) were granted to certain key Chrysler Group employees and to its Chief Executive Officer for his service as a member of Chrysler Group’s Board of Directors and vested immediately on the grant date and will be settled in cash. The Phantom Shares are redeemable in three equal annual installments. Phantom Shares represent a contractual right to receive a payment in an amount equal to the fair value of one Chrysler Group Unit, as defined above. During the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, compensation expense of $3 million, $4 million, $14 million and $19 million, respectively, was recognized for the DPS Plan. The corresponding tax benefit was insignificant in all periods. During the year ended December 31, 2012, payments of $27 million were made under this plan. No payments were made during the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010.

These liability-classified awards are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets.

The following summarizes the activity related to the Phantom Shares issued:

	Successor				Predecessor
	Year Ended December 31, 2012		Period from May 25, 2011 to December 31, 2011		Period from January 1, 2011 to May 24, 2011		Year Ended December 31, 2010
	Deferred Phantom Shares	Weighted Average Grant Date Fair Value	Deferred Phantom Shares	Weighted Average Grant Date Fair Value	Deferred Phantom Shares	Weighted Average Grant Date Fair Value	Deferred Phantom Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	4,944,476	$2.37	4,346,159	$1.80	3,988,292	$1.44	874,830	$1.20
Granted and vested	—	—	598,317	6.51	357,867	5.75	3,113,462	1.51
Settled	(3,435,691)	1.85	—	—	—	—	—	—

Outstanding at end of period	1,508,785	3.54	4,944,476	2.37	4,346,159	1.80	3,988,292	1.44

Note 19. Employee Retirement and Other Benefits

We sponsor both noncontributory and contributory defined benefit pension plans. The majority of the plans are funded plans. The noncontributory pension plans cover certain of our hourly and salaried employees. Benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain of our salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the 15 years preceding retirement. Refer to Note 25, Subsequent Events, for information regarding plan amendments to our U.S. and Canada salaried defined benefit plans during the second quarter of 2013.

We provide health care, legal and life insurance benefits to certain of our hourly and salaried employees. Upon retirement from the Company, employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.

We also sponsor defined contribution plans for certain of our U.S. hourly and salaried employees. During the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19. Employee Retirement and Other Benefits —Continued

and the year ended December 31, 2010, contribution expense related to these plans was $32 million, $9 million, $4 million and $5 million, respectively.

Termination of Legal Services Plan

In accordance with the UAW collective bargaining agreement ratified in October 2011, we will terminate a plan on December 31, 2013, which provides legal services as a postretirement benefit to our UAW represented retirees, all of which are fully vested. Accordingly, we recognized a $96 million negative plan amendment resulting in negative prior service cost during the period from May 25, 2011 to December 31, 2011, which was recorded in AOCI and will be amortized into Selling, Administrative and Other Expenses over the remaining life of the plan. A similar benefit which is provided to our active UAW represented employees will also be terminated on December 31, 2013. Costs associated with this plan will continue to be expensed as incurred.

Canadian Health Care Trust Settlement Agreement

In August 2010, Chrysler Canada entered into the Canadian HCT Settlement Agreement with the CAW to permanently transfer the responsibility for providing postretirement health care benefits to the Covered Group to a new retiree plan. The new retiree plan is funded by the HCT.

On December 31, 2010, and in accordance with the Canadian HCT Settlement Agreement, Chrysler Canada issued the Canadian Health Care Trust Notes with a fair value of $1,087 million ($1,085 million CAD) to the HCT and made a cash contribution of $104 million to the HCT in exchange for settling its retiree health care obligations for the Covered Group. In accordance with the Canadian HCT Settlement Agreement, the cash contribution was determined based on an initial payment of $175 million which was adjusted for the following: (i) reduced by $53 million for benefit payments made by us for claims incurred by the Covered Group from January 1, 2010 through December 31, 2010; (ii) reduced by $22 million for required taxes associated with the transaction and administrative costs; and (iii) increased by $4 million for interest charges and retiree contributions received by us during the same period. In addition, on December 31, 2010, we paid $3 million to the HCT for taxes incurred related to this transaction. During the period from January 1, 2011 to May 24, 2011, the remaining obligation of $19 million for taxes and administrative costs was paid.

During the year ended December 31, 2010, we recognized a $46 million loss as a result of the Canadian HCT Settlement Agreement, which was calculated as follows (in millions):

Other postretirement benefits obligation settled	$1,213
Recognition of actuarial losses included in AOCI	(46)
Fair value of Canadian Health Care Trust Notes issued to HCT	(1,087)
Cash contribution to HCT	(104)
Tax obligations associated with the Canadian HCT Settlement Agreement	(22)

Net loss on Canadian HCT Settlement Agreement	$(46)

Transfer of VEBA Trust Assets and Obligations to the UAW Retiree Medical Benefits Trust

In connection with the 363 Transaction, Chrysler Group entered into the VEBA Settlement Agreement with the UAW, which provided for certain postretirement health care benefits to vested retirees. Under the VEBA Settlement Agreement, the UAW Postretirement Health Care Plan was created, which was responsible for paying all health care claims incurred by our UAW vested retirees (“Covered Retirees”) from June 10, 2009 through January 1, 2010. On January 1, 2010, the VEBA Trust assumed responsibility for all claims incurred by our UAW retirees subsequent to January 1, 2010, with the exception of claims incurred by retirees who participated in an early retirement program offered by Old Carco during the period from April 28, 2009 through May 25, 2009 (“Window Period”). For these individuals, we had an obligation to pay all claims incurred for 24 months from the date the individual retired.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19. Employee Retirement and Other Benefits —Continued

Transfer of VEBA Trust Assets and Obligations to the UAW Retiree Medical Benefits Trust —Continued

On June 10, 2009, and in accordance with the terms of the VEBA Settlement Agreement, Chrysler Group issued the VEBA Trust Note with a face value of $4,587 million and a 67.7 percent ownership interest in Chrysler Group. Refer to Note 13, Financial Liabilities, and Note 20, Other Transactions with Related Parties, for additional information related to the VEBA Trust Note and subsequent changes to the VEBA Trust’s ownership interest in Chrysler Group.

On January 1, 2010, and in accordance with the terms of the VEBA Settlement Agreement, Chrysler Group transferred plan assets to the VEBA Trust and thereby was discharged of benefit obligations related to postretirement health care benefits for certain UAW retirees. As a result of this settlement, we derecognized the associated OPEB obligation and recognized a financial liability for the VEBA Trust Note at fair value. In addition, the contribution receivable for the VEBA Trust membership interests of $990 million was satisfied.

During the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, we recognized gains of $6 million, $15 million and $35 million, respectively, as a result of actual claims incurred by the Covered Retirees and retirees who participated in an early retirement program during the Window Period being less than anticipated. As of December 31, 2011, we had no remaining obligations related to this program. As such, no gains were recognized during the year ended December 31, 2012.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19. Employee Retirement and Other Benefits —Continued

Benefit Obligations and Related Plan Assets

The following summarizes the changes in benefit obligations and related plan assets, as well as the status of the plans (in millions of dollars):

	Successor				Predecessor
	Year Ended December 31, 2012		Period from May 25, 2011 to December 31, 2011		Period from January 1, 2011 to May 24, 2011
	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB
Change in benefit obligations:
Benefit obligations at beginning of period	$31,980	$2,729	$—	$—	$29,874	$2,636
Consolidation of Chrysler Group	—	—	30,139	2,669	—	—
Service cost	324	24	153	13	114	9
Interest cost	1,514	135	895	82	640	57
Employee contributions	10	—	6	—	4	—
Amendments and benefit changes	25	(7)	—	(96)	—	—
Actuarial (gain)/loss	(98)	68	1,075	64	—	—
Discount rate change	3,174	299	1,293	133	—	—
Benefits paid	(2,262)	(189)	(1,355)	(110)	(980)	(107)
Special early retirement programs	1	—	51	3	24	—
Gain on VEBA claims adjustment	—	—	—	(6)	—	(15)
Other, primarily currency translation	169	14	(277)	(23)	142	12

Benefit obligations at end of period	$34,837	$3,073	$31,980	$2,729	$29,818	$2,592

Change in plan assets:
Fair value of plan assets at beginning of period	$25,444	$—	$—	$—	$25,865	$37
Consolidation of Chrysler Group	—	—	26,372	37	—	—
Return on plan assets	2,378	—	383	—	766	—
Employee contributions	10	—	6	—	4	—
Company contributions—to pension trust	237	—	281	—	70	—
Company contributions—directly to pay benefits	17	189	6	110	5	107
Amendments and benefit changes	17	—	—	—	—	—
Benefits paid	(2,262)	(189)	(1,355)	(110)	(980)	(107)
Withdrawal of VEBA assets	—	—	—	(37)	—	—
Other, primarily currency translation	131	—	(249)	—	135	—

Fair value of plan assets at end of period	$25,972	$—	$25,444	$—	$25,865	$37

Funded status of plans	$(8,865)	$(3,073)	$(6,536)	$(2,729)	$(3,953)	$(2,555)

Amounts recognized on the balance sheet:
Prepaid expense and other assets	$114	$—	$118	$—	$79	$—
Current liabilities	(1)	(187)	(1)	(184)	(23)	(171)
Long-term liabilities	(8,978)	(2,886)	(6,653)	(2,545)	(4,009)	(2,384)

	$(8,865)	$(3,073)	$(6,536)	$(2,729)	$(3,953)	$(2,555)

Amounts recognized in accumulated other comprehensive loss:
Unrealized actuarial net loss and other	$(5,558)	$(560)	$(3,090)	$(198)	$(1,102)	$(266)
Unrealized prior service (cost)/credit	(10)	50	—	85	—	6

Total	$(5,568)	$(510)	$(3,090)	$(113)	$(1,102)	$(260)

Accumulated benefit obligation (“ABO”) at period end	$34,432	—	$31,421	—	$29,693	—
Pension plans in which ABO exceeds plan assets at period end:
ABO	$33,938	—	$30,971	—	$29,247	—
Fair value of plan assets	25,363	—	24,876	—	25,836	—
Pension plans in which projected benefit obligation (“PBO”) exceeds plan assets at period end:
PBO	$34,343	—	$31,530	—	$29,698	—
Fair value of plan assets	25,363	—	24,876	—	25,836	—

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19. Employee Retirement and Other Benefits —Continued

Benefit Costs and Other Changes in Plan Assets and Benefit Obligations Recognized in AOCI

The components of benefit costs and other changes in plan assets and benefit obligations recognized in AOCI were as follows (in millions of dollars):

	Successor				Predecessor
	Year Ended December 31, 2012		Period from May 25, 2011 to December 31, 2011		Period from January 1, 2011 to May 24, 2011		Year Ended December 31, 2010
	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB
Net periodic benefit cost:
Service cost	$324	$24	$153	$13	$114	$9	$242	$34
Interest cost	1,514	135	895	82	640	57	1,526	194
Expected return on plan assets	(1,811)	—	(1,108)	—	(766)	—	(1,741)	—
Loss on Canadian HCT Settlement	—	—	—	—	—	—	—	46
Recognition of net actuarial losses	35	(4)	—	(1)	—	5	—	6
Amortization of prior service credit	—	(42)	—	(11)	—	—	—	—
Gain on VEBA claims adjustment	—	—	—	(6)	—	(15)	—	(35)

Net periodic benefit costs (credit)	62	113	(60)	77	(12)	56	27	245
Special early retirement cost	1	—	50	2	27	—	27	—

Total benefit costs (credit)	$63	$113	$(10)	$79	$15	$56	$54	$245

Other comprehensive loss:
Actuarial (gain) loss	$2,509	$358	$3,090	$197	$(3)	$—	$458	$22
Recognition of net actuarial gains (losses)	(35)	4	—	1	—	(5)	—	(6)
Prior service cost (credit)	10	(7)	—	(96)	—	—	—	(5)
Amortization of prior service credit	—	42	—	11	—	—	—	—
Recognition of loss on Canadian HCT Settlement	—	—	—	—	—	—	—	(46)
Recognition of gain on VEBA claims adjustment	—	—	—	—	—	—	—	35
Special early retirement cost	—	—	—	1	—	—	—	—
Other	(6)	—	—	(1)	—	—	—	—

Total recognized in other comprehensive loss	2,478	397	3,090	113	(3)	(5)	458	—

Total recognized in total benefit costs and other comprehensive loss	$2,541	$510	$3,080	$192	$12	$51	$512	$245

In 2013, $210 million of unrecognized net actuarial losses are expected to be recognized into expense. Additionally, $37 million of prior service credits are expected to be amortized as a reduction to expense during 2013.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19. Employee Retirement and Other Benefits —Continued

Assumptions

Assumptions used to determine the benefit obligation and expense were as follows:

	Successor				Predecessor
	Year Ended December 31, 2012		Period from May 25, 2011 to December 31, 2011		Period from January 1, 2011 to May 24, 2011		Year Ended December 31, 2010
	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB	Pension Benefits	OPEB
Weighted-Average Assumptions Used to Determine Benefit Obligations at period end:
Discount rate—ongoing benefits	3.98%	4.07%	4.84%	4.93%	5.33%	5.34%	5.33%	5.57%
Rate of compensation increase	3.09%	2.70%	3.77%	2.70%	4.09%	4.50%	4.08%	4.50%

Weighted-Average Assumptions Used to Determine Periodic Costs:
Discount rate—ongoing benefits	4.84%	4.93%	5.23%	5.32%	5.33%	5.57%	5.54%	5.38%
Expected return on plan assets	7.41%	—	7.41%	—	7.41%	—	7.41%	—
Rate of compensation increase	3.77%	2.70%	3.77%	2.70%	4.09%	4.50%	4.08%	4.50%

We currently sponsor OPEB plans primarily in the U.S. and Canada. The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for 2012 was 8.0 percent. The annual rate was assumed to decrease gradually to 5.0 percent after 2017 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for 2012 was 3.7 percent. The annual rate was assumed to remain at 3.7 percent thereafter.

The assumed health care cost trend rate has a significant effect on the amounts reported for postretirement health care and life insurance benefits. A one percentage point change in the assumed health care cost trend rate for U.S. and Canada combined would have the following effects as of December 31, 2012 (in millions of dollars):

	One Percentage Point
	Increase	Decrease
Effect on total of service and interest cost components	$5	$(4)
Effect on postretirement benefit obligation	84	(71)

The expected long-term rate of return on plan assets assumption is developed using a consistent approach across all plans. This approach primarily considers various inputs from a range of advisors for long-term capital market returns, inflation, bond yields and other variables, adjusted for specific aspects of our investment strategy.

The discount rates for the plans were determined as of December 31 of each year. The rates are based on yields of high-quality (AA-rated or better) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension and postretirement health care, legal and life insurance benefit payments.

In 2011, plan specific mortality tables, which also assume generational improvements, were actuarially developed using mortality experience from U.S. plans in 2005 through 2009. Generational improvements represent decreases in mortality rates over time based upon historical improvements in mortality and expected health care improvements. In August 2011, Chrysler Group received approval from the Internal Revenue Service for use of the plan specific mortality tables for funding for our U.S. plans effective January 1, 2012. Chrysler Group adopted the plan specific mortality tables with generational improvements for accounting purposes as of December 31, 2011. Mortality assumptions used in our Canadian benefit plans were also updated to reflect current and future mortality improvements. The change increased our U.S. and Canadian pension

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19. Employee Retirement and Other Benefits —Continued

Assumptions —Continued

obligations, as well as our total U.S. and Canadian OPEB obligations, by $887 million, $145 million and $10 million, respectively, at December 31, 2011.

Plan Assets

Our investment strategies and objectives for pension assets reflect a balance of liability-hedging and return-seeking considerations. Our investment objectives are to minimize the volatility of the value of the pension assets relative to the pension liabilities and to ensure pension assets are sufficient to pay plan obligations. Our objective of minimizing the volatility of assets relative to liabilities is addressed primarily through asset diversification, partial asset-liability matching and hedging. Assets are broadly diversified across many asset classes to achieve risk-adjusted returns that, in total, lower asset volatility relative to the liabilities. In order to minimize pension asset volatility relative to the pension liabilities, a portion of the pension plan assets are allocated to fixed income investments.

The weighted-average target asset allocations for all of our plan assets as of December 31, 2012 were 51 percent fixed income, 23 percent equity, 23 percent alternative investments and three percent other investments. Our policy, which rebalances investments regularly, ensures actual allocations are in line with target allocations as appropriate.

Assets are actively managed, primarily by external investment managers. Investment managers are not permitted to invest outside of the asset class or strategy for which they have been appointed. We use investment guidelines to ensure that investment managers invest solely within the mandated investment strategy. Certain investment managers use derivative financial instruments to mitigate the risk of changes in interest rates and foreign currencies impacting the fair values of certain investments. Derivative financial instruments may also be used in place of physical securities when it is more cost effective and/or efficient to do so.

Sources of potential risks in the pension plan assets relate to market risk, interest rate risk and operating risk. Market risk is mitigated by diversification strategies and, as a result, there are no significant concentrations of risk in terms of sector, industry, geography, market capitalization, manager or counterparty. Interest rate risk is mitigated by partial asset-liability matching. Our fixed income target asset allocation partially matches the bond-like and long-dated nature of the pension liabilities. Interest rate increases generally will result in a decline in the value of investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases generally will increase the value of investments in fixed income securities and the present value of the obligations. Operating risks are mitigated through ongoing oversight of external investment managers’ style adherence, team strength, firm health and internal controls.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19. Employee Retirement and Other Benefits —Continued

Plan Assets —Continued

The fair values of our pension plan assets as of December 31 by asset class were as follows (in millions of dollars):

	Successor
	2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pension plan assets:
Cash and cash equivalents	$532	$150	$—	$682
Equity securities:
U.S. companies	2,352	21	—	2,373
Non-U.S. companies	2,031	—	—	2,031
Commingled funds	91	1,195	—	1,286
Fixed income securities:
Government securities	2,250	2,462	—	4,712
Corporate bonds	—	6,162	—	6,162
Convertible and high yield bonds	—	768	—	768
Other fixed income	—	948	—	948
Other investments:
Private equity funds	—	—	2,393	2,393
Real estate funds	—	1,124	487	1,611
Hedge funds	—	1,468	965	2,433
Insurance contracts	—	503	—	503
Other	(2)	(3)	16	11

	$7,254	$14,798	$3,861	$25,913

Other Assets (Liabilities):
Cash and cash equivalents				6
Accounts receivable				207
Accounts payable				(154)

Total fair value of pension assets				$25,972

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19. Employee Retirement and Other Benefits —Continued

Plan Assets —Continued

	Successor
	2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pension plan assets:
Cash and cash equivalents	$549	$186	$—	$735
Equity securities:
U.S. companies	2,633	6	1	2,640
Non-U.S. companies	2,170	—	—	2,170
Commingled funds	110	1,223	—	1,333
Fixed income securities:
Government securities	2,030	2,593	—	4,623
Corporate bonds	—	4,906	—	4,906
Convertible and high yield bonds	—	674	—	674
Other fixed income	—	909	—	909
Other investments:
Private equity funds	—	—	2,760	2,760
Real estate funds	—	1,108	512	1,620
Hedge funds	—	1,551	976	2,527
Insurance contracts	—	483	—	483
Other	(8)	7	17	16

	$7,484	$13,646	$4,266	$25,396

Other Assets (Liabilities):
Cash and cash equivalents				2
Accounts receivable				135
Accounts payable				(89)

Total fair value of pension assets				$25,444

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19. Employee Retirement and Other Benefits —Continued

Plan Assets —Continued

A reconciliation of Level 3 pension plan assets held by us was as follows (in millions of dollars):

	Successor
	Year Ended December 31, 2012
	January 1, 2012	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Purchases, Issuances and Settlements	Transfers Into (Out of) Level 3	December 31, 2012
Equity securities:
U.S. companies	$1	$2	$(3)	$—	$—	$—
Fixed income securities:
Corporate bonds	—	31	(31)	—	—	—
Other investments:
Private equity funds	2,760	(177)	(25)	(165)	—	2,393
Real estate funds	512	2	(19)	(8)	—	487
Hedge funds	976	84	(8)	(87)	—	965
Other	17	(1)	—	—	—	16

Total	$4,266	$(59)	$(86)	$(260)	$—	$3,861

	Successor
	Period from May 25, 2011 to December 31, 2011
	May 25, 2011	Consolidation of Chrysler Group	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Purchases, Issuances and Settlements	Transfers Into (Out of) Level 3	December 31, 2011
Equity securities:
U.S. companies	$—	$—	$1	$—	$—	$—	$1
Other investments:
Private equity funds	—	2,880	(36)	(32)	(52)	—	2,760
Real estate funds	—	512	(24)	27	(3)	—	512
Hedge funds	—	1,131	(81)	6	(80)	—	976
Other	—	18	(4)	(2)	2	3	17

Total	$—	$4,541	$(144)	$(1)	$(133)	$3	$4,266

	Predecessor
	Period from January 1, 2011 to May 24, 2011
	January 1, 2011	Net Unrealized Gains (Losses)	Net Realized Gains (Losses)	Net Purchases, Issuances and Settlements	Transfers Into (Out of) Level 3	May 24, 2011
Equity securities:
U.S. companies	$—	$—	$—	$—	$—	$—
Other investments:
Private equity funds	2,826	89	2	(37)	—	2,880
Real estate funds	509	10	—	(7)	—	512
Hedge funds	1,141	36	(1)	(45)	—	1,131
Other	16	2	—	—	—	18

Total	$4,492	$137	$1	$(89)	$—	$4,541

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19. Employee Retirement and Other Benefits —Continued

Plan Assets —Continued

Plan assets are recognized and measured at fair value in accordance with the accounting guidance related to fair value measurements, which specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques (Level 1, 2 and 3). A variety of inputs are used, including independent pricing vendors, third party appraisals, and fund net asset value (“NAV”). Plan assets valued using NAV are classified as Level 3 if redemption at the measurement date is not available. Refer to Note 2, Basis of Presentation and Significant Accounting Policies, for information regarding the fair value hierarchy.

Cash and cash equivalents

Cash and cash equivalents are primarily invested in short-term, high quality government securities and are valued at their outstanding balances, which approximate fair value.

Equity investments

Equity investments are comprised broadly of U.S., developed international and emerging market equity securities and are generally valued using quoted market prices. Commingled funds, which include common collective trust funds, mutual funds and other investment entities, are valued at their NAV, which is based on the percentage ownership interest in the fair value of the underlying assets.

Fixed income investments

Fixed income investments are comprised primarily of long-duration U.S. Treasury and global government bonds, as well as U.S., developed international and emerging market companies’ debt securities diversified by sector and geography. Fixed income securities are valued using quoted market prices. If quoted market prices are not available, prices for similar assets and matrix pricing models are used.

Other investments

Other investments include private equity, real estate and hedge funds which are generally valued based on the NAV. Private equity investments include those in limited partnerships that invest primarily in operating companies that are not publicly traded on a stock exchange. Our private equity investment strategies include leveraged buyouts, venture capital, mezzanine and distressed investments. Real estate investments include those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Investments in limited partnerships are valued at the NAV, which is based on audited financial statements of the funds when available, with adjustments to account for partnership activity and other applicable valuation adjustments.

Contributions and Payments

Employer contributions to our funded pension plans are expected to be $998 million in 2013, of which discretionary contributions of $526 million and $115 million will be made to the U.S. and Canadian plans, respectively; and $6 million and $351 million will be made to our U.S. and Canadian plans, respectively, to satisfy minimum funding requirements. Employer contributions to our unfunded pension and OPEB plans in 2013 are expected to be $40 million and $190 million, respectively, which represents the expected benefit payments to participants.

During the life of the plans, we intend to primarily utilize plan assets to fund benefit payments and minimize our cash contributions. OPEB payments are currently funded from our cash flows from operations.

In connection with the 363 Transaction, we acquired a $600 million receivable from a subsidiary of Daimler to fund contributions to our U.S. pension plans. This receivable was payable to us in three equal annual installments beginning in 2009. The third and final $200 million installment was received by us during the period from May 25, 2011 to December 31,

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19. Employee Retirement and Other Benefits —Continued

Contributions and Payments —Continued

2011. Amounts received were utilized to fund a portion of our contributions to our funded pension plans in each year upon receipt of the installments.

Estimated future pension and OPEB benefits payments, and the Medicare Prescription Drug Improvement and Modernization Act of 2003 subsidy (“Medicare Part D Subsidy”) expected to be received for the next 10 years were as follows (in millions of dollars):

	Pension Benefits	OPEB	Medicare Part D Subsidy Receipts
2013	$2,331	$190	$3
2014	2,272	185	3
2015	2,227	181	3
2016	2,186	180	3
2017	2,150	179	3
2018 – 2022	10,324	882	16

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively the “Acts”) were enacted. The primary focus of the Acts is to significantly reform health care in the U.S., however several provisions of the Acts do not take effect for several years. Based on our ongoing assessments, we do not believe that the Acts will have a significant impact on our future period financial results.

Note 20. Other Transactions with Related Parties

We engage in transactions with unconsolidated subsidiaries, associated companies and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Prior to May 24, 2011, transactions between FNA LLC and Chrysler Group were reflected as unconsolidated related party transactions.

Ownership Interest in Chrysler Group

On June 10, 2009, FNA LLC obtained a 20 percent ownership interest in Chrysler Group in connection with the 363 Transaction in exchange for the Fiat IP that were contributed and licensed to Chrysler Group. FNA LLC’s ownership interest increased five percent on a fully-diluted basis in January 2011 upon Chrysler Group’s achievement of the Technology Event, one of three Class B Events outlined in Chrysler Group LLC’s governance documents. The Technology Event was achieved as a result of Chrysler Group delivering an irrevocable commitment letter to the U.S. Treasury stating that the appropriate governmental approvals had been received to begin commercial production of our Fully Integrated Robotised Engine in our Dundee, Michigan facility. In April 2011, FNA LLC’s ownership interest increased an additional five percent on a fully-diluted basis when Chrysler Group delivered notice to the U.S. Treasury confirming that it had achieved the second Class B Event, the Non-NAFTA Distribution Event, under which Chrysler Group attained certain metrics relating to revenue and expansion of sales outside of North America.

In connection with Chrysler Group’s repayment of the U.S. Treasury and EDC credit facilities, Fiat exercised its incremental equity call option for FNA LLC to acquire 261,225 Class A Membership Interests in Chrysler Group LLC representing a 16 percent fully-diluted ownership interest pursuant to the terms of Chrysler Group LLC’s governance documents. Fiat contributed $1,268 million of cash to FNA LLC, which was then paid to Chrysler Group for the issuance of the Class A Membership Interests. As a result of these transactions, FNA LLC’s ownership in Chrysler Group increased to 46 percent on a fully-diluted basis. Refer to Note 3, Consolidation of Chrysler Group, for information related to our consolidation of Chrysler Group.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 20. Other Transactions with Related Parties —Continued

Ownership Interest in Chrysler Group —Continued

On July 21, 2011, FNA LLC received a $700 million cash contribution from Fiat to complete the following transactions:

•	acquire all of the Chrysler Group Class A Membership Interests held by the U.S. Treasury for $500 million, which represented approximately six percent of the fully-diluted ownership interest in Chrysler Group;

•	acquire all of the Chrysler Group Class A Membership Interests held by the Canadian Government for $125 million, which represented approximately 1.5 percent of the fully-diluted ownership interest in Chrysler Group; and

•	acquire the U.S. Treasury’s rights under the equity recapture agreement between the U.S. Treasury and the VEBA Trust for $75 million, of which $15 million was paid to the Canadian Government pursuant to a separate arrangement between the U.S. Treasury and the Canadian Government.

The equity recapture agreement provides FNA LLC with certain rights to the economic benefit associated with the membership interests in Chrysler Group held by the VEBA Trust if the VEBA Trust receives proceeds, including certain distributions, in excess of a threshold amount of $4.25 billion plus nine percent per annum from January 1, 2010, less any proceeds, including certain distributions, previously received by the VEBA Trust, or the Threshold Amount. If the VEBA Trust receives the Threshold Amount, any additional proceeds payable to the VEBA Trust for the Chrysler Group membership interests and any membership interests retained by the VEBA Trust are to be transferred to FNA LLC for no further consideration. Fiat may also acquire all of the membership interests held by the VEBA Trust by paying an amount equal to the then-current specified Threshold Amount. In addition, the equity recapture agreement provides for interim settlements of membership interests having one-third, one-half and 100 percent of the value of FNA LLC’s contingent value right on December 31, 2014, 2016 and 2018, respectively, if the VEBA Trust still holds membership interests on those dates.

In January 2012, FNA LLC’s ownership interest increased an additional five percent on a fully-diluted basis when Chrysler Group notified the U.S. Treasury that it achieved the third and final Class B Event, the Fuel Economy Event. Chrysler Group irrevocably committed to begin assembly of a vehicle based on a Fiat platform or vehicle technology that has a verified unadjusted combined fuel economy of at least 40 miles per gallon in commercial quantities in a production facility in the U.S. This was achieved with a pre-production version of the all-new Dodge Dart, which is produced at the Belvidere, Illinois assembly plant. The achievement of the final Class B Event increased FNA LLC’s ownership but did not result in a change of control. The increase to FNA LLC’s ownership resulted in a decrease in the noncontrolling interest of $172 million, an increase in accumulated other comprehensive loss of $101 million due to the reallocation of respective components between the controlling and noncontrolling interests and an additional deferred tax liability of $44 million related to the indefinite-lived brand name intangible assets. The net effect of these items resulted in an increase in contributed capital of $229 million.

In July 2012, Fiat exercised, through FNA LLC, its call option right to acquire a portion of the VEBA Trust’s membership interests in Chrysler Group, which represents approximately 3.3 percent of Chrysler Group’s outstanding equity. Interpretation of the call option agreement is currently the subject of a proceeding in the Delaware Chancery Court (the “Chancery Court”). Refer to Note 25, Subsequent Events, for additional information regarding ownership interests in Chrysler Group.

In addition, refer to Note 25, Subsequent Events, for information regarding our contemplated reorganization transactions.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 20. Other Transactions with Related Parties —Continued

Industrial Alliance and Other Transactions with Fiat

Pursuant to Chrysler Group’s master industrial agreement with Fiat, Chrysler Group established an industrial alliance through which we collaborate with Fiat on a number of fronts, including product and platform sharing and development, global distribution, procurement, information technology infrastructure and process improvement. Various commercial arrangements have been entered into pursuant to the master industrial agreement, including:

•	Technology and Product Sharing —Chrysler Group has access to certain of Fiat’s platforms, vehicles, products and technology. These include: (i) Fiat’s mini, small and compact vehicle platforms; and (ii) specified vehicle models, engines, engine technologies, transmissions and related technology for production within North America, and for distribution within North America and other agreed markets.

In addition, Chrysler Group and Fiat are cooperating on: (i) engineering and development activities; and (ii) the manufacture, assembly, or sale of built-up vehicles, engines, transmissions, components and other products. Chrysler Group manufactures certain Fiat-brand vehicles in Mexico, which are distributed by us throughout North America and select markets and sold to Fiat for distribution in other select markets.

•	Distribution —Chrysler Group and Fiat have established: (i) Fiat’s role in the distribution of Chrysler Group vehicles and service parts in Europe and other specified markets outside of North America, including the appointment of Fiat as the general distributor and importer in those markets, directly or indirectly, and in the provision of wholesale and retail financing for Chrysler Group vehicles in certain markets outside of North America; (ii) Chrysler Group’s role as the exclusive distributor and importer of Fiat and Alfa Romeo brand vehicles and service parts within North America and other specified markets outside of Europe; and (iii) distribution strategies.

Chrysler Group began implementing the distribution strategy for markets outside of North America in 2010. Fiat initially assumed the management of Chrysler Group’s distribution and sales operations in select European countries in 2010. In June 2011, Fiat became the general distributor of our vehicles and service parts in Europe, selling our products through a network of dealers. In addition, Fiat has taken on the distribution of our vehicles in certain markets outside of North America where its dealer networks are better established. Chrysler Group is the general distributor for Fiat vehicles in select markets outside of Europe. In addition, we produce certain Chrysler Group vehicles that Fiat sells as Lancia or Fiat-brand vehicles in certain markets outside North America.

•	Procurement —Chrysler Group and Fiat have agreed to integrate their procurement activities, including: (i) the establishment of joint purchasing programs designed to yield preferred pricing and logistics terms, particularly with respect to shared parts and components and common suppliers; and (ii) the restructuring of procurement activities and integration with Fiat’s procurement operations.

•	Information and Communication Technology —Chrysler Group and Fiat are coordinating their respective information and communication technologies, including: (i) identification of ways to reduce the costs of such technologies and generate other benefits; (ii) prioritization of systems, applications and infrastructure initiatives based on the 2010-2014 Business Plan targets; (iii) implementation of common technology solutions in various functional areas, including upgraded engineering product life-cycle management and computer-aided design tools and adoption of the SAP system currently used by Fiat to replace Chrysler Group finance, procurement, and capital project and investment management systems, the first phase of which was implemented as of January 1, 2013; and (iv) deployment of emerging communication, collaboration and server network technologies. Chrysler Group has largely completed the planned transition of its business process systems outside North America to Fiat’s systems.

In 2012, certain additional Fiat affiliates became parties to several of the ancillary agreements governing the Fiat-Chrysler Alliance, including agreements relating to engineering and development cooperation, services, powertrain cross supply, contract manufacturing and vehicle component cross supply. We have also entered into agreements with certain financial

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 20. Other Transactions with Related Parties —Continued

Industrial Alliance and Other Transactions with Fiat —Continued

services affiliates of Fiat for the provision of financing to consumers and Chrysler Group dealers in China, Argentina and Brazil.

Fiat may terminate the master industrial agreement and all of the ancillary agreements on 120 days’ prior written notice at any time. Upon such termination: (i) each party must continue to distribute, if requested, the other party’s vehicles and service parts for two years on the same terms and conditions as in effect immediately prior to termination and to cooperate for up to an additional six months to facilitate transition of distribution services; (ii) Fiat must continue to make available to Chrysler Group for 36 months the technology rights and other items available under the agreements on the same terms in effect on the date of termination and thereafter until the end of production on the same terms but at commercially reasonable royalty rates; and (iii) Chrysler Group must continue to make available to Fiat for 36 months, or if longer, until the end of production, the technology and other items available under the agreements on the same terms as in effect on the date of termination but at commercially reasonable royalty rates.

In addition, either Chrysler Group or Fiat may terminate the master industrial agreement and all of the ancillary agreements if the other party either commits a breach that is material, considering all ancillary agreements taken as a whole, or in the event of certain bankruptcy, liquidation or reorganization proceedings. Upon a termination for breach or bankruptcy events, the terminating party will be entitled to receive continued distribution services and technology rights and other items from the other party as noted above.

In May 2012, and pursuant to a 2011 definitive technology license agreement with Fiat, we recorded a $37 million license fee, which is included in Deferred Revenue in the accompanying Consolidated Balance Sheets and will be amortized into royalty income over seven years beginning with the production launch of each of the two vehicles that will utilize the intellectual property.

In October 2012, we sold three Chrysler Group 100 percent owned international dealerships to Fiat for $24 million, receiving $20 million in cash. We also recorded a receivable of $4 million which will be payable to us in the fourth quarter of 2013 upon final settlement of the transaction. Additionally, Fiat received $9 million of cash held by these entities. There was no gain or loss on this transaction.

We engage in other transactions with Fiat and its affiliates on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 20. Other Transactions with Related Parties —Continued

Industrial Alliance and Other Transactions with Fiat —Continued

The following summarizes our transactions with Fiat (in millions of dollars):

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Sales of vehicles, parts and services provided to Fiat	$2,689	$1,586	$576	$449
Purchases of vehicles, parts and services from Fiat	1,504	487	313	293
Amounts capitalized in Property, Plant and Equipment, Net and Other Intangible Assets, Net	236	24	92	110
Reimbursements to Fiat recognized (1)	45	13	12	17
Reimbursements from Fiat recognized (1)	51	41	37	36
Interest income on financial resources provided to Fiat	2	—	—	—
Interest expense on financial resources provided by Fiat	8	1	—	—

(1)	Includes reimbursements recognized for costs related to shared engineering and development activities performed under the product and platform sharing arrangements that are part of our industrial alliance.

VEBA Trust

As of December 31, 2012, the VEBA Trust held a 41.5 percent ownership interest in Chrysler Group. Interest expense on the VEBA Trust Note totaled $440 million, $256 million, $176 million and $420 million for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively. Refer to Note 13, Financial Liabilities, for additional information regarding the VEBA Trust Note.

U.S. Treasury

Effective July 21, 2011, and as a result of FNA LLC acquiring beneficial ownership of all of the membership interests in Chrysler Group held by the U.S. Treasury, the U.S. Treasury is no longer deemed to be a related party.

Related party transactions with the U.S. Treasury disclosed below are related to transactions through July 21, 2011, and are limited to activities related to individual contractual agreements and not statutory requirements, such as taxes.

In March 2010, Chrysler Group fully repaid the $123 million outstanding on a loan facility provided by the U.S. Treasury to Chrysler Receivables SPV LLC (“Receivables SPV”), a subsidiary of Chrysler Group, related to the Auto Supplier Support Program which was established by the U.S. Treasury in 2009 to ensure the payment of qualified automotive receivables to certain automotive suppliers of Old Carco. In April 2010, the Auto Supplier Support Program expired and, in accordance with the terms of the agreement, Chrysler Group paid the U.S. Treasury a $40 million exit fee associated with the program, as well as $5 million, which represented 50 percent of the residual equity of Receivables SPV. Receivables SPV was dissolved in December 2010.

Interest expense on financial resources provided by the U.S. Treasury totaled $229 million and $582 million for the period January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively. Interest expense included PIK interest of $27 million and $68 million for the period January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively, of which $17 million and $68 million, respectively, was capitalized as additional debt in accordance with the loan agreements. Refer to Note 13, Financial Liabilities, for additional information.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 20. Other Transactions with Related Parties —Continued

Related Party Summary

Amounts due from and to related parties as of December 31 were as follows (in millions of dollars):

	Successor
	2012
	VEBA Trust	Fiat	Other	Total
Amounts due from related parties (included in Prepaid Expenses and Other Assets and Advances to Related Parties and Other Financial Assets)	$—	$500	$15	$515

Amounts due to related parties (included in Accrued Expenses and Other Liabilities)	$222	$561	$4	$787
Financial liabilities to related parties (included in Financial Liabilities)	4,874	308	5	5,187

Total due to related parties	$5,096	$869	$9	$5,974

	Successor
	2011
	VEBA Trust	Fiat	Other	Total
Amounts due from related parties (included in Prepaid Expenses and Other Assets and Advances to Related Parties and Other Financial Assets)	$—	$978	$12	$990

Amounts due to related parties (included in Accrued Expenses and Other Liabilities)	$220	$377	$7	$604
Financial liabilities to related parties (included in Financial Liabilities)	4,836	51	5	4,892

Total due to related parties	$5,056	$428	$12	$5,496

Amounts included in “Other” above relate to balances with related unconsolidated companies as a result of transactions in the ordinary course of business.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 21. Geographic Information

Revenues, net are allocated to geographic areas based on the customer location. Long-lived assets consist of property, plant and equipment (refer to Note 8) and equipment and other assets on operating leases (refer to Note 9), net of accumulated depreciation and amortization. Revenues, net and long-lived assets by geographic area were as follows (in millions of dollars):

Revenues, net:

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
North America:
United States	$46,733	$23,050	$14,995	$28,369
Canada	7,272	3,538	3,658	6,539
Mexico	1,892	1,132	749	1,634

Total North America	55,897	27,720	19,402	36,542
Rest of World	9,912	5,216	2,716	5,404

Total	$65,809	$32,936	$22,118	$41,946

Long-lived assets:

	Successor
	December 31, 2012	December 31, 2011
North America:
United States	$11,932	$10,980
Canada	1,706	1,873
Mexico	2,632	2,421

Total North America	16,270	15,274
Rest of World	197	112

Total	$16,467	$15,386

Note 22. Restructuring Actions

In connection with the 363 Transaction, Chrysler Group LLC assumed certain liabilities related to specific restructuring actions commenced by Old Carco. These liabilities represented costs for workforce reduction actions related to Chrysler Group’s represented and non-represented hourly and salaried workforce, as well as specific contractual liabilities assumed for other costs, including supplier cancellation claims.

Key initiatives for Old Carco’s restructuring actions included workforce reductions, elimination of excess production capacity, refinements to its product portfolio and restructuring of international distribution operations. To eliminate excess production capacity, Old Carco eliminated manufacturing work shifts, reduced line speeds at certain manufacturing facilities, adjusted volumes at stamping and powertrain facilities and idled certain manufacturing plants. Old Carco’s restructuring actions also included the cancellation of five existing products from its portfolio, discontinued development on certain previously planned product offerings and the closure of certain parts distribution centers in the U.S. and Canada. We will continue to execute the remaining actions under Old Carco’s restructuring initiatives. The remaining actions principally include the completion of the activities associated with the idling of two manufacturing facilities and the restructuring of Chrysler Group’s international distribution operations, the plans for which have been refined, including the integration of the operations of Chrysler Group’s European distribution and dealer network into Fiat’s distribution organization. Costs

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 22. Restructuring Actions —Continued

associated with these remaining actions include, but are not limited to: employee severance, relocations, legal claims, and other international dealer network related costs. The remaining workforce reductions will affect represented and non-represented hourly and salaried employees and will be achieved through a combination of retirements, special programs, attrition and involuntary separations.

We recorded charges, net of discounting, of $1 million, $38 million, $13 million and $273 million for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and the year ended December 31, 2010, respectively. During the year ended December 31, 2012, the charges primarily related to costs associated with employee relocations for previously announced restructuring initiatives. During the period from May 25, 2011 to December 31, 2011, the charges primarily included costs associated with employee relocations and plant deactivations for previously announced restructuring initiatives, as well as other transition costs of $20 million resulting from the integration of the operations of Chrysler Group’s European distribution and dealer network into Fiat’s distribution organization. During the period from January 1, 2011 to May 24, 2011, the charges primarily included costs associated with employee relocations and plant deactivations for previously announced restructuring initiatives. During the year ended December 31, 2010, the charges primarily related to costs resulting from the integration of the operations of Chrysler Group’s European distribution and dealer network into Fiat’s distribution organization, which included, but were not limited to, workforce reductions, contract cancellations and legal claim costs, as well as other transition costs of $35 million. The charges also related to costs associated with workforce reductions and plant deactivations for previously announced restructuring initiatives.

We made refinements to existing reserve estimates resulting in net reductions of $62 million, $43 million, $5 million and $227 million for the year ended December 31, 2012, the period from May 25, 2011 to December 31, 2011, the period from January 1, 2011 to May 24, 2011 and for the year ended December 31, 2010, respectively. During the year ended December 31, 2012, the adjustments related to decreases in the expected workforce reduction costs and legal claim reserves, as well as other transition costs of $5 million related to the integration of the operations of Chrysler Group’s European distribution and dealer network into Fiat’s distribution organization. These refinements, which were based on management’s adequacy reviews, took into consideration the status of the restructuring actions and the estimated costs to complete the actions. During the period from May 25, 2011 to December 31, 2011, the reductions to the restructuring reserves related primarily to refinements in the estimated costs required to settle certain litigation matters and other costs directly associated with the integration of the operations of Chrysler Group’s European distribution and dealer network into Fiat’s distribution organization. These refinements were predicated upon new information that was not available as of the Acquisition Date. During the period from January 1, 2011 to May 24, 2011, the adjustments related to decreases in the expected workforce reduction costs, as well as legal and supplier cancellation claim reserves as a result of management’s adequacy reviews. During the year ended December 31, 2010, the reserve adjustments were primarily the result of the cancellation of a previously announced plant closure. During 2010, Chrysler Group announced that its Sterling Heights, Michigan assembly plant, which was scheduled to close after 2012, would remain open in connection with the granting of certain tax incentives by local and state governments. The adjustments also related to decreases in supplier cancellation claim reserves as a result of the settlement of certain claims and a net decrease in the expected workforce reduction costs as a result of management’s adequacy reviews.

The restructuring charges, reserve adjustments and interest accretion are included in Restructuring (Income) Expenses, Net in the accompanying Consolidated Statements of Operations and would have otherwise been reflected in Cost of Sales.

Additional charges of $2 million related to employee relocations are expected to be recognized during 2013. We anticipate that the total costs we will incur related to these restructuring activities, including the initial assumption of the $554 million obligation from Old Carco, as well as additional charges and refinements made to the estimates will be $539 million, including $362 million related to employee termination benefits and $177 million of other costs. We expect to make payments of $71 million during 2013.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 22. Restructuring Actions —Continued

Restructuring reserves are included in Accrued Expenses and Other Liabilities in the accompanying Consolidated Balance Sheets. The following summarizes the restructuring reserves activity (in millions of dollars):

	Successor						Predecessor
	Year Ended December 31, 2012			Period from May 25, 2011 to December 31, 2011			Period from January 1, 2011 to May 24, 2011			Year Ended December 31, 2010
	Workforce Reductions	Other	Total	Workforce Reductions	Other	Total	Workforce Reductions	Other	Total	Workforce Reductions	Other	Total
Balance at beginning of period	$29	$121	$150	$—	$—	$—	$79	$160	$239	$343	$38	$381
Consolidation of Chrysler Group	—	—	—	57	159	216	—	—	—	—	—	—
Charges	1	—	1	5	13	18	10	3	13	76	162	238
Adjustments to reserve estimates	(4)	(53)	(57)	(1)	(42)	(43)	(8)	3	(5)	(213)	(14)	(227)
Payments	(6)	(20)	(26)	(14)	(3)	(17)	(24)	(7)	(31)	(120)	(25)	(145)
Amounts recognized and transferred to employee benefit plans	—	—	—	(9)	—	(9)	(1)	—	(1)	(19)	—	(19)
Interest accretion	—	—	—	—	—	—	—	—	—	2	—	2
Other, including currency translation	—	1	1	(9)	(6)	(15)	1	—	1	10	(1)	9

Balance at end of period	$20	$49	$69	$29	$121	$150	$57	$159	$216	$79	$160	$239

Note 23. Venezuelan Currency Regulations and Devaluation

The functional currency of Chrysler de Venezuela LLC (“CdV”), Chrysler Group’s 100 percent owned subsidiary in Venezuela, is the USD. Pursuant to certain Venezuelan foreign currency exchange control regulations, the Central Bank of Venezuela centralizes all foreign currency transactions in the country. Under these regulations, the purchase and sale of foreign currency must be made through the Commission for the Administration of Foreign Exchange (“CADIVI”).

Prior to January 1, 2010, the official exchange rate was 2.15 Venezuelan bolivar (“VEF”) per USD. In January 2010, the Venezuelan government devalued the VEF relative to the USD from the official rate of 2.15 VEF per USD to a dual-rated system regulated by the CADIVI. The dual-rate included (i) an essential rate of 2.60 VEF per USD for food, technology and other items, such as our car kits, and (ii) a nonessential rate of 4.30 VEF per USD for all other transactions. As a result of this devaluation, we recorded a foreign currency translation loss of $20 million as a reduction to Revenues, Net in the accompanying Consolidated Statements of Operations during the first quarter of 2010. On December 30, 2010, a further devaluation of the VEF was announced, eliminating the essential rate of 2.60 VEF per USD and requiring all CADIVI-approved transactions, including transactions that were pending CADIVI approval prior to the announcement, to occur at the previous nonessential rate of 4.30 VEF per USD. The new rate was declared effective as of January 1, 2011. The nonessential rate remained unchanged. However, as a result of the announced devaluation of the essential rate on December 30, 2010, we remeasured monetary assets and liabilities denominated in VEF as of December 31, 2010 using the new rate of 4.30 VEF per USD. The remeasurement resulted in a foreign currency translation loss of $80 million which we recognized as reduction to Revenues, Net. No additional devaluation events occurred during 2011 and 2012 that would further impact the VEF to USD official exchange rate. Refer to Note 25, Subsequent Events, for additional information regarding a further VEF to USD devaluation in February 2013.

As of December 31, 2012 and 2011, the net monetary assets of CdV denominated in VEF were 1,138 million ($265 million USD) and 1,167 million ($271 million USD), respectively, which included cash and cash equivalents denominated in VEF of 1,476 million ($343 million USD) and 1,253 million ($291 million USD), respectively.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 24. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements

Chrysler Group LLC, CG Co-Issuer and the Guarantors fully and unconditionally guarantee the Notes on a joint and several basis. CG Co-Issuer does not have any operations, assets, liabilities (other than the Notes) or revenues. CG Co-Issuer and each of the Guarantors also guarantee the Senior Credit Facilities. Refer to Note 13, Financial Liabilities, for additional information related to the Notes and Senior Credit Facilities.

In April 2013, a 100 percent owned U.S. subsidiary of Chrysler Group LLC became a guarantor to the Notes and Senior Credit Facilities as its total assets exceeded the de minimis subsidiary threshold defined in Chrysler Group’s senior secured credit agreement. The following supplemental parent and guarantor condensed consolidating financial statements reflect the addition of the new guarantor for all periods presented. The term “Guarantors” hereinafter includes this new guarantor.

FNA LLC is not a party to the Notes or Senior Credit Facilities and does not have significant operations. Immediately prior to the effectiveness of the registration statement of which these financial statements are a part, we will complete a series of transactions pursuant to which we will convert Chrysler Group LLC from a Delaware limited liability company to a Delaware corporation and rename the company Chrysler Group Corporation. Immediately following such conversion, FNA LLC will merge with and into Chrysler Group Corporation, with Chrysler Group Corporation surviving the merger and assuming FNA’s accounting basis for accounting and financial reporting purposes. Chrysler Group Corporation will continue as the issuer of the Notes and the Guarantors will remain the same. Refer to Note 25, Subsequent Events, for additional information regarding our contemplated reorganization transactions. Therefore, in the Successor period, the financial results of FNA LLC and Chrysler Group LLC have been combined with the appropriate consolidating adjustments and are presented in the Parent column.

The following condensed consolidating financial statements present financial data for (i) the Parent; (ii) the combined Guarantors; (iii) the combined Non-Guarantors (all subsidiaries that are not Guarantors (“Non-Guarantors”); (iv) consolidating adjustments to arrive at the information for the Parent, Guarantors and Non-Guarantors on a consolidated basis and (v) the consolidated financial results for FNA in the Successor period and Chrysler Group in the Predecessor period. The condensed consolidating financial statements for the Successor period are reflective of the legal entity structure that will be in place upon completion of the contemplated reorganization transactions.

Investments in subsidiaries are accounted for by the Parent and Guarantors using the equity method for this presentation. Results of operations of subsidiaries are therefore classified in the Parent’s and Guarantors’ investments in subsidiaries accounts. The consolidating adjustments set forth in the following condensed consolidating financial statements eliminate investments in subsidiaries, as well as intercompany balances, transactions, income and expense between the Parent, Guarantors and Non-Guarantors.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 24. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Statements of Operations (in millions of dollars):

	Successor
	Year Ended December 31, 2012
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
Revenues, net	$68,659	$8,584	$37,776	$(49,210)	$65,809
Cost of sales	60,166	8,450	35,844	(49,140)	55,320

GROSS MARGIN	8,493	134	1,932	(70)	10,489
Selling, administrative and other expenses	4,118	228	664	146	5,156
Research and development expenses, net	2,266	1	35	—	2,302
Restructuring (income) expenses, net	(1)	(59)	(1)	—	(61)
Interest expense	924	12	148	(44)	1,040
Interest income	(18)	(1)	(26)	—	(45)

INCOME (LOSS) BEFORE INCOME TAXES	1,204	(47)	1,112	(172)	2,097
Income tax expense	33	—	259	—	292
Equity in net (income) loss of subsidiaries	(634)	(29)	—	663	—

NET INCOME (LOSS)	1,805	(18)	853	(835)	1,805
Less: Net income (loss) attributable to noncontrolling interest	759	—	—	—	759

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$1,046	$(18)	$853	$(835)	$1,046

	Successor
	Period from May 25, 2011 to December 31, 2011
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
Revenues, net	$33,614	$4,332	$18,644	$(23,654)	$32,936
Cost of sales	29,970	4,318	17,545	(23,684)	28,149

GROSS MARGIN	3,644	14	1,099	30	4,787
Selling, administrative and other expenses	2,120	97	367	177	2,761
Research and development expenses, net	1,041	—	17	—	1,058
Restructuring (income) expenses, net	15	(19)	(1)	—	(5)
Interest expense	576	3	92	(43)	628
Interest income	(7)	—	(13)	—	(20)

INCOME (LOSS) BEFORE INCOME TAXES	(101)	(67)	637	(104)	365
Income tax expense	16	(1)	85	1	101
Equity in net (income) loss of subsidiaries	(381)	(15)	—	396	—

NET INCOME (LOSS)	264	(51)	552	(501)	264
Less: Net income (loss) attributable to noncontrolling interest	101	—	—	—	101

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$163	$(51)	$552	$(501)	$163

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 24. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Statements of Operations (in millions of dollars) —Continued:

	Predecessor
	Period from January 1, 2011 to May 24, 2011
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	Chrysler Group LLC Consolidated
Revenues, net	$22,075	$1,951	$13,187	$(15,095)	$22,118
Cost of sales	19,173	2,009	12,482	(15,067)	18,597

GROSS MARGIN	2,902	(58)	705	(28)	3,521
Selling, administrative and other expenses	1,629	62	220	82	1,993
Research and development expenses, net	597	—	9	—	606
Restructuring (income) expenses, net	(3)	11	—	—	8
Interest expense	464	—	136	(18)	582
Interest income	(8)	—	(11)	—	(19)
Loss on extinguishment of debt	170	—	381	—	551

INCOME (LOSS) BEFORE INCOME TAXES	53	(131)	(30)	(92)	(200)
Income tax expense	4	—	96	1	101
Equity in net (income) loss of subsidiaries	350	(11)	—	(339)	—

NET INCOME (LOSS)	$(301)	$(120)	$(126)	$246	$(301)

	Predecessor
	Year Ended December 31, 2010
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	Chrysler Group LLC Consolidated
Revenues, net	$41,537	$3,658	$26,533	$(29,782)	$41,946
Cost of sales	36,770	3,519	25,383	(29,786)	35,886

GROSS MARGIN	4,767	139	1,150	4	6,060
Selling, administrative and other expenses	2,891	127	614	165	3,797
Research and development expenses, net	1,480	—	20	—	1,500
Restructuring (income) expenses, net	(157)	206	(1)	—	48
Interest expense	1,073	5	241	(43)	1,276
Interest income	(19)	(1)	(28)	—	(48)

INCOME (LOSS) BEFORE INCOME TAXES	(501)	(198)	304	(118)	(513)
Income tax expense	5	—	134	—	139
Equity in net (income) loss of subsidiaries	146	(26)	—	(120)	—

NET INCOME (LOSS)	$(652)	$(172)	$170	$2	$(652)

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 24. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Statements of Comprehensive Loss (in millions of dollars):

	Successor
	Year Ended December 31, 2012
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
Net income (loss)	$1,805	$(18)	$853	$(835)	$1,805
Other comprehensive income (loss)	(3,000)	—	(130)	130	(3,000)

TOTAL COMPREHENSIVE INCOME (LOSS)	(1,195)	(18)	723	(705)	(1,195)
Less: Comprehensive income (loss) attributable to noncontrolling interest	(485)	—	—	—	(485)

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$(710)	$(18)	$723	$(705)	$(710)

	Successor
	Period from May 25, 2011 to December 31, 2011
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
Net income (loss)	$264	$(51)	$552	$(501)	$264
Other comprehensive income (loss)	(3,173)	(1)	(924)	925	(3,173)

TOTAL COMPREHENSIVE INCOME (LOSS)	(2,909)	(52)	(372)	424	(2,909)
Less: Comprehensive income (loss) attributable to noncontrolling interest	(1,319)	—	—	—	(1,319)

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$(1,590)	$(52)	$(372)	$424	$(1,590)

	Predecessor
	Period from January 1, 2011 to May 24, 2011
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	Chrysler Group LLC Consolidated
Net income (loss)	$(301)	$(120)	$(126)	$246	$(301)
Other comprehensive income (loss)	(11)	—	43	(43)	(11)

TOTAL COMPREHENSIVE INCOME (LOSS)	$(312)	$(120)	$(83)	$203	$(312)

	Predecessor
	Year Ended December 31, 2010
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	Chrysler Group LLC Consolidated
Net income (loss)	$(652)	$(172)	$170	$2	$(652)
Other comprehensive income (loss)	(597)	1	(324)	323	(597)

TOTAL COMPREHENSIVE INCOME (LOSS)	$(1,249)	$(171)	$(154)	$325	$(1,249)

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 24. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Balance Sheets (in millions of dollars):

	Successor
	December 31, 2012
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
CURRENT ASSETS:
Cash and cash equivalents	$9,330	$127	$2,377	$—	$11,834
Restricted cash	28	—	—	—	28
Trade receivables, net	473	357	349	—	1,179
Inventories	2,621	152	2,444	(219)	4,998
Prepaid expenses and other assets
Due from subsidiaries	—	—	464	(464)	—
Other	335	399	386	—	1,120
Deferred taxes	—	1	20	2	23

TOTAL CURRENT ASSETS	12,787	1,036	6,040	(681)	19,182
PROPERTY AND EQUIPMENT:
Property, plant and equipment, net	10,596	607	4,424	(136)	15,491
Equipment and other assets on operating leases, net	468	264	277	(33)	976

TOTAL PROPERTY AND EQUIPMENT	11,064	871	4,701	(169)	16,467
OTHER ASSETS:
Advances to related parties and other financial assets
Due from subsidiaries	802	—	339	(1,141)	—
Other	47	—	—	—	47
Investment in subsidiaries	2,814	100	—	(2,914)	—
Restricted cash	329	—	14	—	343
Goodwill	12,049	—	—	—	12,049
Other intangible assets, net	4,885	27	1,065	(984)	4,993
Prepaid expenses and other assets	262	9	116	—	387
Deferred taxes	—	—	40	—	40

TOTAL OTHER ASSETS	21,188	136	1,574	(5,039)	17,859

TOTAL ASSETS	$45,039	$2,043	$12,315	$(5,889)	$53,508

CURRENT LIABILITIES:
Trade liabilities	$7,171	$183	$2,380	$—	$9,734
Accrued expenses and other liabilities
Due to subsidiaries	1,620	88	—	(1,708)	—
Other	5,857	44	2,627	—	8,528
Current maturities of financial liabilities
Due to subsidiaries	26	—	65	(91)	—
Other	424	—	190	—	614
Deferred revenue	730	52	80	—	862
Deferred taxes	—	—	71	—	71

TOTAL CURRENT LIABILITIES	15,828	367	5,413	(1,799)	19,809
LONG-TERM LIABILITIES:
Accrued expenses and other liabilities	12,942	217	2,360	—	15,519
Financial liabilities
Due to subsidiaries	—	232	—	(232)	—
Other	11,386	—	1,583	—	12,969
Deferred revenue	534	97	191	—	822
Deferred taxes	775	—	36	4	815

TOTAL LONG-TERM LIABILITIES	25,637	546	4,170	(228)	30,125
MEMBERS’ INTEREST (DEFICIT):
Membership interests	—	—	394	(394)	—
Contributed capital	2,185	1,220	2,215	(3,435)	2,185
Retained earnings (accumulated losses)	3,645	(89)	1,177	(1,088)	3,645
Accumulated other comprehensive loss	(3,613)	(1)	(1,054)	1,055	(3,613)

TOTAL FNA MEMBER’S INTEREST (DEFICIT)	2,217	1,130	2,732	(3,862)	2,217

Equity attributable to noncontrolling interest	1,357	—	—	—	1,357

TOTAL MEMBERS’ INTEREST (DEFICIT)	3,574	1,130	2,732	(3,862)	3,574

TOTAL LIABILITIES AND MEMBERS’ INTEREST (DEFICIT)	$45,039	$2,043	$12,315	$(5,889)	$53,508

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 24. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Balance Sheets (in millions of dollars) —Continued:

	Successor
	December 31, 2011
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
CURRENT ASSETS:
Cash and cash equivalents	$7,405	$323	$1,873	$—	$9,601
Restricted cash	102	—	4	—	106
Trade receivables, net	321	260	264	—	845
Inventories	2,812	62	1,683	(191)	4,366
Prepaid expenses and other assets
Due from subsidiaries	—	—	834	(834)	—
Other	314	894	391	—	1,599
Deferred taxes	—	1	22	2	25

TOTAL CURRENT ASSETS	10,954	1,540	5,071	(1,023)	16,542
PROPERTY AND EQUIPMENT:
Property, plant and equipment, net	9,177	637	4,295	(144)	13,965
Equipment and other assets on operating leases, net	893	274	254	—	1,421

TOTAL PROPERTY AND EQUIPMENT	10,070	911	4,549	(144)	15,386
OTHER ASSETS:
Advances to related parties and other financial assets
Due from subsidiaries	569	—	262	(831)	—
Other	47	—	9	—	56
Investment in subsidiaries	2,445	71	—	(2,516)	—
Restricted cash	343	—	12	—	355
Goodwill	12,049	—	—	—	12,049
Other intangible assets, net	4,907	29	1,041	(956)	5,021
Prepaid expenses and other assets	278	6	118	—	402
Deferred taxes	—	—	47	—	47

TOTAL OTHER ASSETS	20,638	106	1,489	(4,303)	17,930

TOTAL ASSETS	$41,662	$2,557	$11,109	$(5,470)	$49,858

CURRENT LIABILITIES:
Trade liabilities	$6,177	$169	$2,220	$—	$8,566
Accrued expenses and other liabilities
Due to subsidiaries	1,360	569	—	(1,929)	—
Other	5,283	168	2,259	—	7,710
Current maturities of financial liabilities
Due to subsidiaries	26	—	—	(26)	—
Other	142	—	139	—	281
Deferred revenue	998	76	97	—	1,171
Deferred taxes	—	—	73	—	73

TOTAL CURRENT LIABILITIES	13,986	982	4,788	(1,955)	17,801
LONG-TERM LIABILITIES:
Accrued expenses and other liabilities	10,241	185	2,301	—	12,727
Financial liabilities
Due to subsidiaries	—	170	—	(170)	—
Other	11,454	—	1,633	—	13,087
Deferred revenue	439	58	156	—	653
Deferred taxes	726	—	44	4	774

TOTAL LONG-TERM LIABILITIES	22,860	413	4,134	(166)	27,241
MEMBERS’ INTEREST (DEFICIT):
Membership interests	—	—	394	(394)	—
Contributed capital	1,956	1,219	2,318	(3,537)	1,956
Retained earnings (accumulated losses)	2,599	(56)	399	(343)	2,599
Accumulated other comprehensive loss	(1,756)	(1)	(924)	925	(1,756)

TOTAL FNA MEMBER’S INTEREST (DEFICIT)	2,799	1,162	2,187	(3,349)	2,799

Equity attributable to noncontrolling interest	2,017	—	—	—	2,017

TOTAL MEMBERS’ INTEREST (DEFICIT)	4,816	1,162	2,187	(3,349)	4,816

TOTAL LIABILITIES AND MEMBERS’ INTEREST (DEFICIT)	$41,662	$2,557	$11,109	$(5,470)	$49,858

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 24. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Statements of Cash Flows (in millions of dollars):

	Successor
	Year Ended December 31, 2012
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$4,671	$(195)	$1,581	$(273)	$5,784

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets	(2,860)	(56)	(717)	—	(3,633)
Proceeds from disposals of property, plant and equipment	8	—	1	—	9
Purchases of equipment and other assets on operating leases	—	(10)	(113)	—	(123)
Proceeds from disposals of equipment and other assets on operating leases	—	18	69	—	87
Change in restricted cash	88	—	2	—	90
Proceeds from the sale of certain international dealerships to Fiat, net	—	—	11	—	11
Change in loans and notes receivable	2	—	—	—	2

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(2,762)	(48)	(747)	—	(3,557)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of Tranche B Term Loan	(30)	—	—	—	(30)
Repayments of Mexican development banks credit facility	—	—	(15)	—	(15)
Repayments of Gold Key Lease financing	—	—	(41)	—	(41)
Repayment of Canadian Health Care Trust Note	—	—	(25)	—	(25)
Repayments of Auburn Hills Headquarters loan	—	—	(50)	—	(50)
Proceeds from Fiat Finance North America term loan facility	150	—	—	—	150
Net proceeds of other financial obligations — Fiat Finance North America	107	—	—	—	107
Net repayment of other financial obligations	(72)	—	(12)	—	(84)
Distribution for state tax withholding obligations on behalf of members	(6)	—	—	—	(6)
Dividends issued to subsidiaries	—	(15)	(75)	90	—
Net increase (decrease) in loans to subsidiaries	(133)	62	(112)	183	—

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	16	47	(330)	273	6

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—

Net change in cash and cash equivalents	1,925	(196)	504	—	2,233
Cash and cash equivalents at beginning of period	7,405	323	1,873	—	9,601

Cash and cash equivalents at end of period	$9,330	$127	$2,377	$—	$11,834

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 24. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Statements of Cash Flows (in millions of dollars) —Continued:

	Successor
	Period from May 25, 2011 to December 31, 2011
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	FNA Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$2,292	$231	$618	$(1,157)	$1,984

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets	(1,419)	(69)	(584)	—	(2,072)
Proceeds from disposals of property, plant and equipment	7	5	9	—	21
Purchases of equipment and other assets on operating leases	—	(14)	—	—	(14)
Proceeds from disposals of equipment and other assets on operating leases	—	4	310	—	314
Change in restricted cash	—	—	12	—	12
Change in loans and notes receivables	3	—	—	—	3
Cash acquired from Chrysler Group	6,390	72	1,628	—	8,090
Change in investments in subsidiaries	2	—	—	(2)	—
Other	18	—	—	—	18

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	5,001	(2)	1,375	(2)	6,372

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of Tranche B Term Loan	(15)	—	—	—	(15)
Proceeds from Mexican development banks credit facilities	—	—	217	—	217
Repayments of Gold Key Lease financing	—	—	(87)	—	(87)
Repayments of Canadian Health Care Trust Notes	—	—	(26)	—	(26)
Repayments of Auburn Hills Headquarters loan	—	—	(8)	—	(8)
Net repayments of other financial obligations	(52)	—	(6)	—	(58)
Debt issuance costs	(13)	—	(5)	—	(18)
Acquisition of noncontrolling interests previously held by U.S. Treasury and Canadian Government	(625)	—	—	—	(625)
Acquisition of VEBA Trust equity recapture agreement	(75)	—	—	—	(75)
Capital contributions from Fiat	1,968	—	—	—	1,968
Distribution for state tax withholding obligations on behalf of members	(3)	—	—	—	(3)
Dividends issued to subsidiaries	—	(5)	(153)	158	—
Return of capital from subsidiaries	—	—	(2)	2	—
Net increase (decrease) in loans to subsidiaries	(1,073)	99	(25)	999	—

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	112	94	(95)	1,159	1,270

Effect of exchange rate changes on cash and cash equivalents	—	—	(25)	—	(25)

Net change in cash and cash equivalents	7,405	323	1,873	—	9,601
Cash and cash equivalents at beginning of period	—	—	—	—	—

Cash and cash equivalents at end of period	$7,405	$323	$1,873	$—	$9,601

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 24. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Statements of Cash Flows (in millions of dollars) —Continued:

	Predecessor
	Period from January 1, 2011 to May 24, 2011
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	Chrysler Group LLC Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$1,639	$18	$1,224	$(262)	$2,619

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets	(581)	(76)	(280)	—	(937)
Proceeds from disposals of property, plant and equipment	—	8	6	—	14
Purchases of equipment and other assets on operating leases	—	(21)	—	—	(21)
Proceeds from disposals of equipment and other assets on operating leases	—	12	378	—	390
Change in restricted cash	41	—	162	—	203
Change in loans and notes receivables	1	—	2	—	3
Proceeds from USDART	96	—	—	—	96

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(443)	(77)	268	—	(252)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of U.S. Treasury first lien credit facilities	(5,460)	—	—	—	(5,460)
Repayment of Export Development Canada credit facilities	—	—	(1,723)	—	(1,723)
Proceeds from Secured Senior Notes	3,160	—	—	—	3,160
Proceeds from Tranche B Term Loan	2,933	—	—	—	2,933
Repayments of Gold Key Lease financing	—	—	(497)	—	(497)
Repayments of Auburn Hills Headquarters loan	—	—	(5)	—	(5)
Net repayments of other financial obligations	(22)	—	(1)	—	(23)
Debt issuance costs	(54)	—	—	—	(54)
Distribution for state tax withholding obligations on behalf of members	(6)	—	—	—	(6)
Dividends issued to subsidiaries	—	(5)	(65)	70	—
Net increase (decrease) in loans to subsidiaries	(228)	53	(17)	192	—

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	323	48	(2,308)	262	(1,675)

Effect of exchange rate changes on cash and cash equivalents	—	—	51	—	51

Net change in cash and cash equivalents	1,519	(11)	(765)	—	743
Cash and cash equivalents at beginning of period	4,871	83	2,393	—	7,347

Cash and cash equivalents at end of period	$6,390	$72	$1,628	$—	$8,090

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 24. Supplemental Parent and Guarantor Condensed Consolidating Financial Statements —Continued

Condensed Consolidating Statements of Cash Flows (in millions of dollars) —Continued:

	Predecessor
	Year Ended December 31, 2010
	Parent	Guarantors	Non-Guarantors	Consolidating Adjustments	Chrysler Group LLC Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$3,568	$88	$1,120	$(456)	$4,320

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets	(1,545)	(160)	(680)	—	(2,385)
Proceeds from disposals of property, plant and equipment	11	—	2	—	13
Purchases of equipment and other assets on operating leases	—	(35)	—	—	(35)
Proceeds from disposals of equipment and other assets on operating leases	—	16	1,128	—	1,144
Change in restricted cash	(132)	—	192	—	60
Change in loans and notes receivable	2	—	34	—	36

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,664)	(179)	676	—	(1,167)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Mexican development banks credit facility	—	—	400	—	400
Proceeds from Gold Key Lease financing	—	—	266	—	266
Repayments of Gold Key Lease financing	—	—	(1,903)	—	(1,903)
Repayment of Canadian Health Care Trust Notes	—	—	(45)	—	(45)
Repayments of Auburn Hills Headquarters loan	—	—	(12)	—	(12)
Repayment of Chrysler Receivables SPV loan	—	—	(123)	—	(123)
Net repayment of other financial obligations	(73)	—	(36)	—	(109)
Dividends issued to subsidiaries	—	(21)	(111)	132	—
Net increase (decrease) in loans to subsidiaries	(108)	64	(280)	324	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(181)	43	(1,844)	456	(1,526)

Effect of exchange rate changes on cash and cash equivalents	—	—	(142)	—	(142)

Net change in cash and cash equivalents	1,723	(48)	(190)	—	1,485
Cash and cash equivalents at beginning of period	3,148	131	2,583	—	5,862

Cash and cash equivalents at end of period	$4,871	$83	$2,393	$—	$7,347

Note 25. Subsequent Events

We have evaluated whether any events have occurred from January 1, 2013 through November 25, 2013, the date the consolidated financial statements were available to be issued, that require consideration as adjustments to, or disclosure in, the consolidated financial statements.

Other than as described below, there were no significant events that required disclosure in these consolidated financial statements.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 25. Subsequent Events —Continued

Company Conversion and Reorganization Transactions

On         , we completed a series of transactions pursuant to which we converted Chrysler Group LLC from a Delaware limited liability company into a Delaware corporation and merged FNA LLC with and into Chrysler Group Corporation (the “Company Conversion”. First, the thirteen VEBA holding companies were acquired by and then merged with and into FNA LLC, resulting in the VEBA Trust holding         percent of the membership interests in FNA LLC and Fiat and its subsidiaries holding              percent of the membership interests in FNA LLC. Next, Chrysler Group LLC converted into Chrysler Group Corporation, a Delaware corporation, and FNA LLC, the sole member of Chrysler Group LLC at such time, received         shares of common stock in exchange for its membership interests in Chrysler Group. Immediately following such conversion, FNA LLC merged with and into Chrysler Group Corporation, with Chrysler Group Corporation surviving the merger. Fiat and the VEBA Trust received shares of Chrysler Group Corporation’s common stock in exchange for their respective equity interests in FNA LLC. As a result of the merger, Chrysler Group Corporation assumed FNA’s accounting basis for financial reporting purposes. In addition, we anticipate completing an initial public offering (“IPO”) of Chrysler Group Corporation’s common stock, immediately following which Fiat, the VEBA Trust and Chrysler Group Corporation’s public stockholders own         percent,         percent and         percent of the common stock, respectively (assuming that the underwriters of the IPO do not exercise their option to purchase additional shares) with Fiat maintaining a controlling interest in Chrysler Group Corporation.

The common stock authorized and outstanding, par values, net income per share amounts and other per share disclosures for all periods presented have been adjusted to reflect the impact of the transactions noted above.

Stockholders’ Agreement and By-laws

Immediately following the Company Conversion, Chrysler Group Corporation, Fiat and the VEBA Trust will enter into a stockholders’ agreement (the “Stockholders’ Agreement”). The provisions of the Stockholders’ Agreement are intended to mirror the governance arrangements each of Fiat and the VEBA Trust has with respect to Chrysler Group LLC, subject to adjustments intended to comply with the NYSE listing rules.

Under the Stockholders’ Agreement, the VEBA Trust will have the right to designate one director for election so long as it or its 100 percent owned subsidiaries own 15 percent or more of the total outstanding shares of Chrysler Group Corporation’s common stock. The Stockholders’ Agreement will also provide the VEBA Trust with the right to approve certain major decisions under Chrysler Group Corporation’s by-laws if such decisions would adversely affect it in its capacity as a stockholder in a manner disproportionate to Fiat in its capacity as a stockholder, for so long as the VEBA Trust owns five percent or more of the total outstanding shares of Chrysler Group Corporation’s common stock.

Fiat will have certain special rights under the Stockholders’ Agreement which reflect Fiat’s role as Chrysler Group Corporation’s industrial partner. Fiat will have the right to designate up to five directors while it holds a majority of the total outstanding shares of Chrysler Group Corporation’s common stock. If Fiat were to own less than a majority of the total outstanding shares of Chrysler Group Corporation’s common stock, its rights to designate directors would be modified accordingly. As long as Fiat owns 35 percent or more of the total outstanding shares of our common stock, but owns less than a majority, it may continue to designate up to four directors, and Fiat may continue to designate three directors if it owns less than 35 percent but at least 20 percent of the total outstanding shares of Chrysler Group Corporation’s common stock. In addition to its director designation rights, under the Chrysler Group Corporation’s by-laws, Fiat will have the right to have an independent director designated by Fiat serving on Chrysler Group Corporation’s Audit Committee and a director designated by Fiat serving as chairperson of Chrysler Group Corporation’s Compensation Committee. The director designated by Fiat serving as chairperson of our Compensation Committee must be an independent director if Fiat owns less than 50 percent of the outstanding shares of our common stock. In addition, under the Stockholders’ Agreement, for as long as Fiat owns at least 20 percent of Chrysler Group Corporation’s outstanding common stock, the appointment of Chrysler Group Corporation’s Chief Executive Officer will require Fiat’s prior consent, and the Chief Executive Officer may only be removed with the prior written consent of Fiat.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 25. Subsequent Events —Continued

Earnings (Loss) Per Share

We present basic and diluted earnings (loss) per share amounts in our financial reporting. Basic earnings (loss) per share represents net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) represents net income (loss) divided by the basic weighted average number of common shares plus the effect of all dilutive common stock equivalents outstanding during the period.

The following table reconciles the net income (loss) and weighted average number of common shares used to compute both basic and diluted earnings per share:

	Successor		Predecessor
	Year Ended December 31, 2012	Period from May 25, 2011 to December 31, 2011	Period from January 1, 2011 to May 24, 2011	Year Ended December 31, 2010
Net income (loss) attributable to controlling interest	$	$	$	$
Weighted average common shares outstanding (used in calculation of basic earnings (loss) per share)
Incremental effect of dilutive common stock equivalents
Weighted average common shares outstanding (used in calculation of diluted earnings (loss) per share)
Net income (loss) attributable to controlling interest per common share:
Basic
Diluted

Chrysler Group Ownership Interests

In January 2013, the 200,000 Chrysler Group Class B Membership Interests held by FNA LLC automatically converted to 571,429 Chrysler Group Class A Membership Interests in accordance with Chrysler Group LLC’s governance documents. There were no dilutive effects of the conversion.

In January 2013 and July 2013, Fiat, through FNA LLC, exercised its call option right to acquire additional portions of the VEBA Trust’s membership interests in Chrysler Group, each of which represents approximately 3.3 percent of Chrysler Group’s outstanding equity. Interpretation of the call option agreement is currently the subject of a proceeding in the Chancery Court filed in respect of the first exercise of the option in July 2012. On July 30, 2013, the Chancery Court granted Fiat’s motion for a judgment on the pleadings with respect to two issues in dispute. The Chancery Court also denied, in its entirety, the VEBA Trust’s cross-motion for judgment on the pleadings. Other disputed items remain open, as the Chancery Court ordered additional discovery on these issues. The parties have agreed to complete discovery in this matter in the spring of 2014 and to a trial date in the fall of 2014. In the event that this proceeding is resolved prior to the reorganization transactions noted above, the amount of cash payments made by FNA LLC will be determined pursuant to a decision by the Chancery Court or a settlement between the parties. If this proceeding is not resolved prior to the reorganization transactions noted above, Chrysler Group Corporation will be the successor to FNA LLC and a party to the proceeding. Chrysler Group Corporation intends to enter into an agreement with Fiat under which Fiat will assume the management of, and the responsibility for, such litigation, indemnify Chrysler Group Corporation for any losses it may incur in connection with such litigation and receive all the rights that it may have as a party to such litigation. Fiat will also be financially responsible for paying the consideration for the exercised options to the VEBA Trust, which will look only to Fiat for payment.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 25. Subsequent Events —Continued

Chrysler Group Ownership Interests —Continued

In the event that these transactions are completed as contemplated prior to the reorganization transactions, FNA LLC will own 68.5 percent of the ownership interests in Chrysler Group and the VEBA Trust will own the remaining 31.5 percent. In the event that the reorganization transactions noted above and the IPO of Chrysler Group Corporation’s common stock are completed as contemplated, Fiat, the VEBA Trust and Chrysler Group Corporation’s public stockholders will own         percent,         percent and         percent of the common stock, respectively.

SCUSA Private-Label Financing Agreement

In February 2013, Chrysler Group entered into a private-label financing agreement with Santander Consumer USA Inc. (“SCUSA”), an affiliate of Banco Santander (the “SCUSA Agreement”). The new financing arrangement launched on May 1, 2013. Under the SCUSA Agreement, SCUSA provides a wide range of wholesale and retail financing services to our dealers and consumers in accordance with its usual and customary lending standards, under the Chrysler Capital brand name. The financing services include credit lines to finance dealers’ acquisition of vehicles and other products that we sell or distribute, retail loans and leases to finance consumer acquisitions of new and used vehicles at Chrysler Group’s dealerships, financing for commercial and fleet customers, and ancillary services. In addition, SCUSA will work with dealers to offer them construction loans, real estate loans, working capital loans and revolving lines of credit.

Under the new financing arrangement, SCUSA has agreed to specific transition milestones for the initial year following launch. If the transition milestones are met, or otherwise satisfactory to us, the SCUSA Agreement will have a ten-year term, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided us an upfront, nonrefundable payment of $150 million in May 2013, which will be recognized as Deferred Revenue in the accompanying Condensed Consolidated Balance Sheets and amortized over 10 years.

We have provided SCUSA with limited exclusivity rights to participate in specified minimum percentages of certain of our retail financing rate subvention programs. SCUSA has committed to certain revenue sharing arrangements, as well as to consider future revenue sharing opportunities. SCUSA bears the risk of loss on loans contemplated by the SCUSA Agreement. The parties share in any residual gains and losses in respect of consumer leases, subject to specific provisions in the SCUSA Agreement, including limitations on our participation in gains and losses.

Venezuelan Currency Devaluation

In February 2013, the Venezuelan government announced a devaluation of the official exchange rate of the VEF relative to the USD from 4.30 VEF per USD to 6.30 VEF per USD. As a result of this devaluation, we recognized a $78 million foreign currency translation loss during the three months ended March 31, 2013.

Plan Amendments to U.S. and Canada Salaried Defined Benefit Pension Plans

During the second quarter of 2013, we amended our U.S. and Canadian salaried defined benefit pension plans. The U.S. plans were amended in order to comply with Internal Revenue Service regulations, cease the accrual of future benefits effective December 31, 2013, and enhance the retirement factors. The Canada amendment ceases the accrual of future benefits effective December 31, 2014, enhances the retirement factors and continues to consider future salary increases for the affected employees. The changes to the plans resulted in an interim re-measurement of the plans, as well as a curtailment gain and plan amendments. As a result, we recognized a $780 million net reduction to our pension obligation, a $9 million reduction to prepaid pensions, a $51 million curtailment gain and a corresponding $720 million increase in accumulated other comprehensive income.

FIAT NORTH AMERICA LLC AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 25. Subsequent Events —Continued

Senior Credit Facilities Amendment

In June 2013, Chrysler Group amended and restated its senior secured credit agreement dated as of May 24, 2011 among Chrysler Group and the lenders party thereto, which provided for the Tranche B Term Loan and the Revolving Facility. The amendments to the senior secured credit agreement were given effect in the amended and restated credit agreement, dated as of June 21, 2013. The Revolving Facility and Tranche B Term Loan maintained maturity dates of May 24, 2016 and May 24, 2017, respectively. The Revolving Facility remains undrawn and the quarterly principal payment amount and timing of payments did not change as a result of this amendment.

The amendment reduced the applicable interest rate spreads on the Senior Credit Facilities by 1.50 percent per annum and reduced the rate floor applicable to the Tranche B Term Loan by 0.25 percent per annum. As a result, all amounts outstanding under the Senior Credit Facilities will bear interest, at our option, either at a base rate plus 2.25 percent per annum or at LIBOR plus 3.25 percent per annum. For the Tranche B Term Loan, a base rate floor of 2.00 percent per annum or a LIBOR floor of 1.00 percent per annum apply.

In addition, the amendment reduced the commitment fee payable on the Revolving Facility to 0.50 percent per annum, which may be reduced to 0.375 percent per annum if Chrysler Group achieves a specified consolidated leverage ratio, multiplied by the daily average undrawn portion of the Revolving Facility. The commitment fee remains payable quarterly in arrears.

If we voluntarily prepay or re-price all or any portion of the Tranche B Term Loan before the six-month anniversary of the effective date of the amendment, we will be obligated to pay a call premium equal to 1.00 percent of the principal amount prepaid or re-priced.

Certain negative covenants in the original senior secured credit agreement were also amended, including limitations on incurrence of indebtedness and certain limitations on restricted payments, which include dividends. Under the amended and restated credit agreement, among other exceptions, Chrysler Group increased its restricted payment capacity in an amount not to exceed 50 percent of its cumulative consolidated net income since January 1, 2012.

                 Shares

Chrysler Group Corporation

Common Stock

J.P. Morgan		BofA Merrill Lynch

Barclays	Goldman, Sachs & Co.	Morgan Stanley	UBS Investment Bank

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other	Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than the estimated underwriting discounts and commissions, payable by us in connection with this offering. Such expenses will be paid solely by us, and the selling stockholder will not be responsible for payment of any of the following expenses. All the amounts shown are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the listing fee.

Amount to be Paid
SEC registration fee	$ *
FINRA filing fee	$ *
Listing fee	$ *
Blue sky fees and expenses	$ *
Printing fees and expenses	$ *
Legal fees and expenses	$ *
Accounting fees and expenses	$ *
Transfer agent’s fees	$ *
Miscellaneous	$ *

Total	$ *

*	To be included by amendment

Item 14. Indemnification	of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or DGCL, provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits a corporation to indemnify such persons against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where a present or former director or officer is successful in the defense of such an action, suit or proceeding referenced above, or in defense of any claim, issue or matter therein, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon, in the case of a current officer or director, receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.

The DGCL provides that the indemnification described above is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s by-laws provides for indemnification by the Registrant of its directors and officers to the fullest extent permitted by the DGCL.

In accordance with Section 102(b)(7) of the DGCL, Chrysler Group Corporation’s certificate of incorporation will contain a provision to limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. Policies of insurance are maintained by the Registrant under which our directors and officers are insured, within the limits and subject to the terms of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

The foregoing statements are subject to the full text of the forms of certificate of incorporation and by-laws, which will be filed as Exhibit 3.1 and Exhibit 3.2, respectively hereto.

We intend to enter into separate indemnification agreements with each of our directors and officers that will provide, subject to their terms, the maximum indemnity allowed to directors and officers by Section 145 of the DGCL and certain additional procedural protections.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 will provide that the underwriters are obligated under certain circumstances to indemnify our directors, officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended.

Item 15. Recent	Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act of 1933, as amended.

On May 24, 2011, we issued 261,225 Class A Membership Interests to FNA in connection with the exercise of an incremental equity call option pursuant to Chrysler Group LLC’s governance documents at an exercise price of $1,268 million.

On January 1, 2013, we issued 571,429 Class A Membership Interests to FNA in exchange for 200,000 Class B Membership Interests, in connection with the automatic conversion of Class B Membership Interests pursuant to Chrysler Group LLC’s governance documents.

Prior to the effectiveness of the registration statement, shares of our common stock will be issued to FNA in connection with the Company Conversion.

Each of the foregoing issuances was, or will be, made by us in a transaction not involving a public offering pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof.

Item 16.            Exhibits and Financial Statement Schedules.

(a) Exhibits: The following exhibits are filed as part of this Registration Statement:

1.1	Form of Underwriting Agreement*

2.1	Form of master reorganization agreement in connection with the Company Conversion*

3.1	Form of Certificate of Incorporation of Chrysler Group Corporation*

3.2	Form of By-laws of Chrysler Group Corporation*

4.1	Form of Stock Certificate for Chrysler Group Corporation*

4.2	Indenture, dated as of June 10, 2009, between Chrysler Group LLC, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on March 25, 2011, File No. 000-54282)

4.3	First Supplemental Indenture, dated as of March 9, 2010, to the Indenture, dated as of June 10, 2009, between Chrysler Group LLC, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on March 25, 2011, File No. 000-54282)

4.4	Registration Rights Agreement, dated as of June 10, 2009 by and between Chrysler Group LLC and UAW Retiree Medical Benefits Trust (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on March 25, 2011, File No. 000-54282)

4.5	Indenture, relating to the Notes, dated as of May 24, 2011, among the Company, the Co-Issuer, the guarantors named on the signature pages thereto and Wilmington Trust FSB, as trustee and Citibank, N.A., as collateral agent, paying agent, registrar and authenticating agent (incorporated by reference to Exhibit 4.2 of Chrysler Group LLC’s Current Report on Form 8-K, filed with the SEC on May 24, 2011, File No. 000-54282)

4.6	First Supplemental Indenture, dated as of February 2, 2012, to the Indenture, relating to the Notes, dated as of May 24, 2011, among the Company, the Co-Issuer, the guarantors named on the signature pages thereto and Wilmington Trust National Association, as successor by merger to Wilmington Trust FSB, as trustee and Citibank, N.A., as collateral agent, paying agent, registrar and authenticating agent (incorporated by reference to Exhibit 4.5 of Chrysler Group LLC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 7, 2013, File No. 000-54282)

4.7	Second Supplemental Indenture, dated as of April 5, 2013, to the Indenture, relating to the Notes, dated as of May 24, 2011, among the Company, the Co-Issuer, the guarantors named on the signature pages thereto and Wilmington Trust National Association, as successor by merger to Wilmington Trust FSB, as trustee and Citibank, N.A., as collateral agent, paying agent, registrar and authenticating agent (incorporated by reference to Exhibit 4.1 of Chrysler Group LLC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed with the SEC on August 13, 2013, File No. 000-54282)

4.8	Registration Rights Agreement, dated as of May 24, 2011, among the Company, the Co-Issuer, the guarantors named on the signature pages thereto, Merrill Lynch, Pierce, Fenner & Smith Inc., Goldman, Sachs & Co., Citigroup Global Markets Inc. and Morgan Stanley & Co. Inc. (incorporated by reference to Exhibit 4.3 of Chrysler Group LLC’s Current Report on Form 8-K, filed with the SEC on May 24, 2011, File No. 000-54282)

4.9	Form of Registration Rights Agreement, among Chrysler Group Corporation, Fiat and the VEBA Trust*

5.1	Opinion of Sullivan & Cromwell LLP*

10.1	Senior Credit Agreement, dated as of May 24, 2011, among the Company, the guarantors named on the signature pages thereto, the lenders named therein, and Citibank, N.A. as administrative agent and collateral agent (incorporated by reference to Exhibit 4.1 of Chrysler Group LLC’s Current Report on Form 8-K, filed with the SEC on May 24, 2011, File No. 000-54282)

10.2	Amended and Restated Credit Agreement, dated as of June 21, 2013, among the Company, the lenders party thereto, Citibank, N.A. as administrative agent, and Citibank, N.A. as collateral agent (incorporated by reference to Exhibit 10.2 of Chrysler Group LLC’s Current Report on Form 8-K, filed with the SEC on June 21, 2013, File No. 000-54282)

10.3	Shareholders Agreement, dated as of June 10, 2009, by and among Fiat North America LLC, The U.S. Department Of The Treasury, 7169931 Canada Inc., the UAW Retiree Medical Benefits Trust (VEBA), the VEBA holding companies identified therein and Chrysler Group LLC (incorporated by reference to Exhibit 10.13 of Amendment No. 1 to Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on March 25, 2011, File No. 000-54282)

10.4	Assignment and Assumption and Consent Agreement, dated as of June 10, 2009, by and among UAW Retiree Medical Benefits Trust and Chrysler Group LLC (incorporated by reference to Exhibit 10.12 of Amendment No. 1 to Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on March 25, 2011, File No. 000-54282)

10.5	UAW Retiree Settlement Agreement, dated June 10, 2009, between Chrysler Group LLC and the International Union, United Automobiles, Aerospace and Agricultural Implement Workers of America (incorporated by reference to Exhibit 10.14 of Amendment No. 1 to Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on March 25, 2011, File No. 000-54282)

10.6	Master Private Label Financing Agreement, dated as of February 6, 2013, by and between Chrysler Group LLC and Santander Consumer USA Inc. (incorporated by reference to Exhibit 10.1 of Chrysler Group LLC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed with the SEC on August 13, 2013, File No. 000-54282)¥

10.7	Chrysler Group LLC Supplemental Executive Retirement Plan, as amended (incorporated by reference to Exhibit 10.28 of Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on February 25, 2011, File No. 000-54282)

10.8	Chrysler Group LLC Executive Employees’ Supplemental Managed Retirement Plan (incorporated by reference to Exhibit 10.29 of Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on February 25, 2011, File No. 000-54282)

10.9	Chrysler Group LLC Restricted Stock Unit Plan, as amended (incorporated by reference to Exhibit 10.30 of Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on February 25, 2011, File No. 000-54282)

10.10	Form of Award Notice under the Chrysler Group LLC Restricted Stock Unit Plan dated November 12, 2009 (incorporated by reference to Exhibit 10.31 of Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on February 25, 2011, File No. 000-54282)

10.11	Form of Award Notice under the Chrysler Group LLC Restricted Stock Unit Plan dated March 12, 2010 (incorporated by reference to Exhibit 10.32 of Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on February 25, 2011, File No. 000-54282)

10.12	Form of Award Notice under the Chrysler Group LLC Restricted Stock Unit Plan dated January 20, 2011 (incorporated by reference to Exhibit 10.33 of Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on February 25, 2011, File No. 000-54282)

10.13	Chrysler Group LLC Deferred Phantom Share Plan, as amended (incorporated by reference to Exhibit 10.34 of Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on February 25, 2011, File No. 000-54282)

10.14	Amended and Restated Chrysler Group LLC Directors’ Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.1 of Chrysler Group LLC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 14, 2012, File No. 000-54282)

10.15	Form of Award Notice under the Amended and Restated Chrysler Group LLC Directors’ Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.16 of Chrysler Group LLC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 7, 2013, File No. 000-54282)

10.16	Termination Allowance Plan (incorporated by reference to Exhibit 10.37 of Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on February 25, 2011, File No. 000-54282)

10.17	Letter Agreement between Chrysler Group LLC and Holly E. Leese (incorporated by reference to Exhibit 10.21 of Amendment No. 1 to Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on March 25, 2011, File No. 000-54282)

10.18	Letter Agreement between Chrysler Group LLC and Nancy A. Rae (incorporated by reference to Exhibit 10.22 of Amendment No. 1 to Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on March 25, 2011, File No. 000-54282)

10.19	Chrysler Group LLC Performance and Leadership Management Award Plan (incorporated by reference to Exhibit 10.20 of Chrysler Group LLC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 6, 2012, File No. 000-54282)

10.20	Chrysler Group LLC 2012 Long Term Incentive Plan (incorporated by reference to Exhibit 10.21 of Chrysler Group LLC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 6, 2012, File No. 000-54282)

10.21	Form of Restricted Share Unit Award Agreement under the Chrysler Group LLC 2012 Long Term Incentive Plan (incorporated by reference to Exhibit 10.22 of Chrysler Group LLC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 6, 2012, File No. 000-54282)

10.22	Form of Performance Share Unit Award Agreement under the Chrysler Group LLC 2012 Long Term Incentive Plan (incorporated by reference to Exhibit 10.23 of Chrysler Group LLC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 6, 2012, File No. 000-54282)

10.23	UAR Award Grant Letter, dated December 3, 2012 (incorporated by reference to Exhibit 10.1 of Chrysler Group LLC’s Current Report on Form 8-K, filed with the SEC on December 7, 2012, File No. 000-54282)

10.24	Form of Stockholders’ Agreement for Chrysler Group Corporation*

10.25	Master Industrial Agreement between Fiat Group Automobiles S.p.A., Fiat Powertrain Technologies S.p.A., Fiat North America LLC and New Carco Acquisition LLC (incorporated by reference to Exhibit 10.19 of Amendment No. 1 to Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on March 25, 2011, File No. 000-54282)

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges

16.1	Letter from Deloitte & Touche LLP regarding change in certifying accountant (incorporated by reference to Exhibit 16.1 of Chrysler Group LLC’s Current Report on Form 8-K/A, filed with the SEC on March 8, 2013, File No. 000-54282)**

21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Sullivan & Cromwell LLP (included as Exhibit 5.1)

24.1	Power of Attorney (included on signature page)**

99.1	Call Option Agreement Regarding Equity Securities of Chrysler Group LLC, dated as of June 10, 2009, by and among Fiat North America LLC, The U.S. Department Of The Treasury, and the UAW Retiree Medical Benefits Trust (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on March 25, 2011, File No. 000-54282)

99.2	Equity Recapture Agreement, dated June 10, 2009, by and among The U.S. Department Of The Treasury, UAW Retiree Medical Benefits Trust (VEBA), and the VEBA holding companies identified therein (incorporated by reference to Exhibit 99.3 of Amendment No. 1 to Chrysler Group LLC’s Registration Statement on Form 10, filed with the SEC on March 25, 2011, File No. 000-54282)

*	To be filed by amendment
**	Previously filed
¥	Confidential Treatment has been requested or previously granted to portions of this exhibit by the SEC

(b) Consolidated Financial Statement Schedules:

Schedule II – Valuation and Qualifying Accounts

(in millions of dollars)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at End of Period
Successor

For the Year Ended December 31, 2012
Allowances deducted from assets:
Allowance for doubtful accounts on trade receivables	$31	$10	$1	$(1) (1)	$41
Valuation allowance on deferred tax assets	3,862	28	978 (2)	(473)	4,395
Period from May 25, 2011 to December 31, 2011
Allowances deducted from assets:
Allowance for doubtful accounts on trade receivables	—	21	17	(7) (1)	31
Valuation allowance on deferred tax assets	—	141	3,794 (3)	(73)	3,862

Predecessor

Period from January 1, 2011 to May 24, 2011
Allowances deducted from assets:
Allowance for doubtful accounts on trade receivables	$102	$4	$—	$(35) (1)	$71
Valuation allowance on deferred tax assets	852	77	—	(91)	838
For the Year Ended December 31, 2010
Allowances deducted from assets:
Allowance for doubtful accounts on trade receivables	68	34	—	—	102
Valuation allowance on deferred tax assets	801	51	—	—	852

(1)	Trade receivable write offs, subsequent collections and other adjustments.
(2)	Amounts charged to AOCI, deferred tax assets and deferred tax liabilities.
(3)	Amounts charged to AOCI.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, or Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auburn Hills, State of Michigan, on the 25th day of November, 2013.

Chrysler Group LLC

By:	/s/ Sergio Marchionne
Name: Sergio Marchionne
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities indicated on the 25th day of November, 2013.

Signature	Title

/s/ Sergio Marchionne	Chairman, Chief Executive Officer and Director (principal executive officer)
Sergio Marchionne

/s/ Richard K. Palmer	Senior Vice President and Chief Financial Officer (principal financial officer)
Richard K. Palmer

/s/ Alessandro Gili	Vice President, Corporate Controller and Chief Accounting Officer (principal accounting officer)
Alessandro Gili

*	Director
Léo W. Houle

*	Director
John B. Lanaway

*	Director
Robert G. Liberatore

*	Director
Erickson N. Perkins

*	Director
Ruth J. Simmons

*	Director
Douglas M. Steenland

*	Director
Ronald L. Thompson

*	Director
Stephen M. Wolf

*By:	/s/ Richard K. Palmer
Richard K. Palmer Attorney-in-fact